ANNUAL REPORT

The bank for a changing world

BNP PARIBAS

CONTENTS



Front cover photo: dome of the BNP Paribas Opera branch in central Paris

BNP Paribas: In search of new experiences and exchanges

As an international Group offering a startling array of diversity, BNP Paribas shuns the trend towards artificial uniformity. Operating on five continents, it brings together complementary, but widely different businesses, and stands as the uniting force for its subsidiaries, which align their own identity with the groupwide corporate culture.

Our vigorous commitment to strong ethical and social values ensures that progress goes hand-in-hand with a respect for diversity. This corporate ethos has helped to make BNP Paribas the global success story we know today.

The Group's leadership has been bolstered by increased experience and knowledge-sharing across the employee spectrum. This impulse naturally forms the guiding thread to this year's annual report, in which we have showcased 20 examples taken from the everyday fabric of the Bank's operations.

Sharing experience to refresh our ways of thinking and identify best practices is the driving force behind the **Sharing Days organised by the Insurance business** (p.113). In a similar vein, the **WIN programme** seeks to bring together new graduate employees working in different businesses from across the four corners of the globe (p.53).

The blending of different cultures is also the hallmark of **Atelier BNP Paribas** (p.74), a subsidiary tasked with studying new developments in innovative technology. The unprecedented **in-branch recruitment drive** (p.86) also represents an essential experience-sharing initiative between the Bank's branches and its human capital.

There are some markets in which you cannot do business – let alone vie for leadership – unless you bring together a broad range of expertise, across several continents. This was certainly the case for **the wind power financing project in Gangwon, South Korea** (p.24) or the highly prestigious **Eutelsat deal** (p.12).

But the cross-fertilisation of skills and experiences sometimes exists within a single team: **a pilot of wide-bodied aircraft** (p.20), for example, is at home within the Aviation Finance Group in Singapore; **an advanced researcher in mathematics** forms part of the Bank's Fixed Income teams in London (p.18); while in Caen, **a graduate from an agricultural engineering school** *puts his first-hand farming knowledge* at the service of his banking career, with excellent results (p.31).

A company's development and success abroad depend on adapting to the cultural idiosyncrasies of each country. That lesson has not been lost on **Cardif Japan** (p.60), on BancWest with **Pacific Rim** (p.45), on ECEP and **its Islamic financing projects in the Middle East** (p.148), on **TEB**, which launched a **Turkish desk** in Algeria (p.106), or on **BICI-GUI**, which gave its backing to a **micro-lending project in Guinea** (p.48).

Being sensitive to difference and diversity means developing facilities that are accessible to disabled persons, such as **ATMs for the visually impaired** (p.36), as well as addressing issues of youth employment and social inclusion, as espoused by the **AFEV** (p.120) and the association **Fête le mur** (p.66).

KEY FIGURES

Number of Group employees

	2005	2004
World	**109,780**	**99,433**
Europe (including overseas departments and territories)	80,703	74,449

Long-term ratings, reaffirmed on February 2006

Standard & Poor's	AA	Stable outlook
Moody's	Aa2	Stable outlook
Fitch	AA	Stable outlook

Net banking income
(in millions of euros)



Gross income
(in millions of euros)



Net income, Group share
(in millions of euros)



Earnings per share
(in euros)



Return on equity
(in %)



Market capitalisation at 31 December
(in billions of euros)



Source: Bloomberg.

** Under French GAAP.*

*** Under IFRS.*

Net banking income by core business

(in %)


17%
25%
30%
28%

Gross operating income by core businees

(in %)


15%
20%
33%
32%

Retail Banking
French Retail Banking
International Retail Banking and Financial Services
Corporate Investment Banking
Asset Management and Services

Results

(IFRS norms)

(in millions of euros)

	31 December 2005	1 January 2005
Total assets	1,258,079	1,002,503
Customer deposits	301,196	244,228
Customer loans (gross)	247,494	211,487
Shareholder's equity (1)	40,718	32,311
International capital adequacy ratio	11.0%	10.1%
o/w Tier One	7.6%	7.5%

(1) Before income appropriation

CHAIRMAN'S AND CHIEF EXECUTIVE OFFICER'S STATEMENT

BNP Paribas enjoyed a bumper year of sustained expansion in 2005. Powered by strong growth dynamics, with net banking income surging 12.8% year-on-year, the Bank delivered its best performance since its creation in 2000.

Each of its core businesses contributed to these excellent results. French Retail Banking forged ahead with its drive to capture new individual customers and advance its market share, its pace of growth now outperforming most of its competitors in the French market. International Retail Banking and Financial Services was buoyed by a combination of organic growth and acquisitions, while Asset Management and Services reported record levels of net new money inflows. Corporate and Investment Banking posted a sharp rise in customer revenues and further strengthened its leading positions in the European and global markets in several of its businesses.

Over and above these robust growth figures, 2005 marks a new step in BNP Paribas' push to be a truly global player. The Group carried out 15 acquisitions in the year for a total of EUR 2 billion, including Commercial Federal Corporation and FundQuest in the United States, Nachenius, Tjeenk & Co in the Netherlands, TEB in Turkey, and UkrSibbank in Ukraine. It also took a 19.2% stake in Chinese-based NCCB.



Michel Pébereau
Chairman

Baudouin Prot
Chief Executive Officer

BNP PARIBAS AT A GLANCE

Robust growth in business

Net banking income:
EUR 21.9 billion, up 12.8%
Gross operating income:
EUR 8.5 billion, up 15.8%
Cost/income ratio:
61.2%, down 1.0 pt

Net income:
EUR 5,852 million, up 18.5%
ROE after tax:
20.2%, up 2.5 pts

Earnings per share:
EUR 7.02, up 19.6%
Dividend per share:
EUR 2.60, up 30%

These major acquisitions have enabled BNP Paribas to bolster its position in Europe and the United States, and gain an important foothold in rapid-growth markets. It has thereby established a solid platform for expansion in the coming years. After consolidation of our recent acquisitions, the majority of the Bank's workforce is now based outside France.

During the year we again demonstrated our ability to reconcile an entrepreneurial spirit with the highest standards of management, backed by a continuing tight rein on costs and stringent control of risks. Our investments in technology and human capital continued apace, with more than 7,500 new hires worldwide, including 3,500 in France.
BNP Paribas is also committed to the highest ethical, compliance and corporate governance standards.

Expansion goes hand-in-hand with corporate responsibility. BNP Paribas and its employees took an active part in initiatives to help victims of the tsunami in Asia and hurricanes in the United States, while further stepping up their actions for the 2005 Telethon.
BNP Paribas was at the forefront of outreach projects designed to secure a better future for those from underprivileged neighbourhoods. We are also the first French bank to adapt our ATM network to the needs of the visually impaired.

BNP Paribas is a predominantly young Group: close to 40% of our employees have joined us in the last five years. In a complex and challenging world awash with opportunities, BNP Paribas has succeeded in remaining a highly attractive employer.

The large-scale acquisition of BNL in early-2006 makes perfect strategic sense. It gives BNP Paribas another dimension in providing it access to a second domestic market in Europe. BNL, in turn, is set to become a key component of the Group, enjoying a solid European base. Thanks to this ambitious move, and to the opportunities it unlocks, BNP Paribas looks sure to cement its position as a leading European player going forward, and is well placed to meet any challenges the future may hold.

M. Pébereau

EXECUTIVE COMMITTEE

Philippe **Bordenave**

Head of Group Development and Finance

Jean-Laurent **Bonnafé**

Head of French Retail Banking

Alain **Papiasse**

Head of Asset Management and Services

Bernard **Lemée**

Head of Group Human Resources

Jacques **d'Estais**

Head of Corporate and Investment Banking



Georges **Chodron de Courcel**
Chief Operating Officer

Baudouin **Prot**
Chief Executive Officer

Jean **Clamon**
Chief Operating Officer

Pierre **Mariani**
Head of International Retail Banking and Financial Services

Hervé **Gouëzel**
Head of Group Information Systems

Vivien **Lévy-Garboua**
Head of Compliance and Internal Control Coordinator



Following the retirement of Philippe Blavier on 5 December 2005, Jacques d'Estais took over as Head of Corporate and Investment Banking on the Executive Committee.

JL-BNP P[redacted]

ess player wit[redacted]
lly strong Eur[redacted]

In the first half of 2006, BNP Paribas acquired the majority of the share capital of Banca Nazionale del Lavoro (BNL), Italy's 6th-largest bank. The link-up between BNL and BNP Paribas will result in a major global player, boosted by two domestic Retail Banking markets, in France and Italy. The businesses represent an excellent strategic fit and the transaction will unlock a great number of synergies between BNL's Italian operations and BNP Paribas' already-strong presence in Italy.

BNP PARIBAS, ONE OF THE LARGEST FOREIGN BANKING GROUPS IN ITALY, WITH 3,700 EMPLOYEES

A SOLIDLY ESTABLISHED LEADING POSITION IN SPECIALISED FINANCIAL SERVICES

Findomestic Banca — Italy's leading provider of consumer credit

BNP PARIBAS LEASE GROUP — Leading provider of asset finance solutions

UCB BANCA — Una società di BNP PARIBAS

ARVAL — Una società di BNP PARIBAS — No. 2 in the Italian market with more than 90,000 vehicles under management

A STRONG PRESENCE IN NEW INFLOWS AND ASSET MANAGEMENT

CARDIF — A BNP PARIBAS company — No. 1 provider of borrowers' insurance

BNP PARIBAS Private Bank

BNP PARIBAS ASSET MANAGEMENT — EUR 1.7 billion in assets under management

BNP PARIBAS SECURITIES SERVICES

Cortal Consors — A BNP PARIBAS company

A TOP RANKING PLAYER IN CORPORATE AND INVESTMENT BANKING

- Present across the business spectrum, with 100 professionals based in Milan
- Activities geared towards large corporates and financial institutions
- Top-ranking positions in Financing and Fixed Income business. No.1 in Italy for securisations
- A comprehensive range of structured products (BNP Paribas is world leader in export finance and equity derivatives)
- A strong presence in Corporate Finance
- Launch of a Mid-Caps business


North: 291 branches
Centre: 224 branches
South: 191 branches

BNL AT A GLANCE

BANCA NAZIONALE DEL LAVORO (BNL), ITALY'S 6TH-LARGEST BANK

- A strong domestic retail banking player: nearly 3 million clients (nearly 5% market share for loans and for deposits)
- A major player in private banking, asset management and insurance
- Specialised financial services: 2nd-largest Italian player in factoring, 5% market share in leasing, 3% in consumer loans
- A strong platform in corporate and government financing: nearly 39,000 business clients and 16,000 clients drawn from local government authorities
- No.1 in 2004 for the number of transactions in the "All Loans" category *(source: Dealogic)*



LUIGI ABETE, CHAIRMAN OF BNL, AND BAUDOUIN PROT

BNP PARIBAS LEASE GROUP

BNP Paribas Lease Group (BPLG) is specialised in providing investment financing for corporate clients and small businesses. With an operating presence in 11 European countries, BPLG offers a full array of equipment and property financing solutions, through operating or finance leases – either with or without related services.

The forerunner in equipment leasing in France *(source: Association française des Sociétés Financières)* with a market share of some 20%, and one of the leading companies in this field in Europe, BPLG works in partnership with corporate capital equipment manufacturers, importers and distributors, with a view to helping them optimise their sales performance by integrating financing into the sale contract.

BPLG also provides and manages equipment and property financing marketed by the BNP Paribas banking network to its clients.

BUSINESS EQUIPMENT MANAGEMENT

The Business Equipment Management unit consists of three groups of companies that offer customised solutions to corporate clients seeking to outsource the management and financing of their vehicle fleets and other logistical equipment, as well as the technical and market risks related to the use of this equipment.

- Cars and light trucks: Arval;
- Heavy goods vehicles: Artegy;
- IT-related assets: Arius.

The flexible products and services offered are designed to meet the clients' needs to remove certain assets from their balance sheets and, more importantly, optimise the management of their vehicle fleets and logistical equipment. They rely on superior purchasing power, strong technical expertise of specialist teams, and a set of interactive tools essential for effective dialogue with corporate clients.

Arval has direct operations in 18 countries and a leading European position in the long-term leasing and fleet management market. At the end of 2005, 468,845 vehicles out of a total managed fleet of 606,843 vehicles were under lease.

Arval is a member of the PHH Arval alliance, which enables it to offer vehicle leasing and management solutions in North America via PHH Corp.

BANCWEST

In the United States, the International Retail Banking and Financial Services business is conducted through BancWest Corporation, a holding company formed out of the 1998 merger between Bank of the West and First Hawaiian Bank, wholly-owned by BNP Paribas since the end of 2001. BancWest acquired United California Bank in March 2002, followed by Community First National Bank and Union Safe Deposit Bank in November 2004. In December 2005, BancWest acquired Commercial Federal Corporation. At 30 September 2005, Commercial Federal Corporation had 203 branches located in 7 western states and total assets of USD 10.2 billion.

Bank of the West now offers retail banking services to individuals and corporate clients in 19 western states. It is California's 6th-leading retail bank (based on total customer deposits at 30 June 2005, *source: FDIC*), and has strong national positions in certain niche lending markets, such as Marine, Recreational Vehicles, Church Lending, and Small Business Administration.

With a 40% market share based on deposits *(30 June 2005, source: FDIC)*, First Hawaiian Bank is Hawaii's leading bank, offering a broad array of products to a local clientele of private individuals and companies.

In total, BancWest has over 12,000 employees, 739 branches, 4.2 million client accounts, and total assets of USD 66.3 billion at 31 December 2005, making it the 6th-largest bank in the western United States. *(30 June 2005, source: FDIC).*

EMERGING AND OVERSEAS MARKETS (EOM)

The Emerging and Overseas Markets Retail Banking networks underwent significant growth in 2005, with 74 branch openings and two new outlets in the Gulf States. This business line is also expanding rapidly in new regions, boosted by two major investments in Turkey and China.
BNP Paribas is leveraging the expertise acquired in running the branch network in mainland France to drive the development of its subsidiaries in these regions, which, excluding China, represent approximately 600 branches and 1.5 million clients.

BNP Paribas' operations in Africa are organised around the network of Banque Internationale pour le Commerce et l'Industrie (BICI). With around 100 branches located in six countries (Burkina Faso, Côte d'Ivoire, Gabon, Guinea Conakry, Mali and Senegal), BNP Paribas manages one of the largest banking networks in French-speaking Africa. The Group also has operations in Djibouti (BCIMR), as well as in the Indian Ocean – in Madagascar (BMOI) and the Comoro Islands (BIC).

The Group has 250 branches in North Africa, which is currently experiencing strong organic growth, including notably BMCI in Morocco, UBCI in Tunisia and BNP Paribas El Djazaïr in Algeria.

In the French overseas departments and territories (Martinique, Guadeloupe, French Guyana, New Caledonia, Reunion Island, Wallis and Futuna), the Group has 50 branches and enjoys prominent market positioning.

In the Near and Middle East region, BNP Paribas is currently implementing a large-scale expansion plan in Egypt. The Gulf States are served by the regional headquarters in Bahrain, responsible for six territories (Bahrain, Abu Dhabi, Dubai, Qatar, Saudi Arabia and Kuwait). The Group also has sites in Cyprus and the Lebanon (BNPI), and a partnership has just been set up with the International Private Banking business line offering comprehensive wealth management solutions for the entire region.

In February 2005, the Group finalised its acquisition of 50% of TEB Mali in Turkey, which holds 84.25% of Türk Ekonomi Bankasi (TEB) bank. TEB is the 10th-largest private bank in Turkey in terms of assets under management, and its rapidly expanding network boasts some 113 branches.

A strategic partnership was also finalised with Nanjing City Commercial Bank in December 2005, through which BNP Paribas acquired a 19.2% stake in China's 8th-largest city commercial bank in terms of assets.

Lastly, importers and exporters who are clients of the Emerging and Overseas Markets Retail Banking business have access to the teams of international trade specialists working in the BNP Paribas' international network of Trade Centres.

FRENCH RETAIL BANKING (FRB)

French Retail Banking's client base is composed of 5.850 million individual and private banking clients, 500,000 entrepreneurs and small business clients, and 20,000 corporate and institutional clients [1]. The division offers a comprehensive line-up of products and services, ranging from current account services to the most complex financial engineering services in the areas of corporate financing and asset management.

The network operated by the French Retail Banking Division has been reinforced with a view to enhancing local coverage and client service. At 31 December 2005, the network was made up of 2,200 branches and 3,860 automatic cash dispensers, in addition to a multi-channel banking structure. The division focuses on regions with high economic potential, and enjoys a 15% share of the greater Paris market *(source: BNP Paribas French Retail Banking market research, market share based on number of branches)*. It also has a strong presence in the most attractive segments of the personal banking market – 22% of households with net annual revenues in excess of EUR 82,000 have their main bank account with BNP Paribas *(source: IPSOS)* – and a leading position in the corporate market.

The French Retail Banking Division employs 31,000 people working in the BNP Paribas domestic branch network, Banque de Bretagne, BNP Paribas Factor and BNP Paribas Développement, a provider of growth capital.
In order to effectively respond to client expectations, French Retail Banking has reorganised its sales structure by segmenting its network. The division is now made up of branches serving individuals and small businesses, Private Banking Centres, and Business Centres, all supported by a Client Relations Centre (CRC) and back offices dealing with after-sales operations.

During the year, the division continued to actively expand the personal banking business, drawing on the multi-channel structure (branch, telephone and online banking) that was rolled out from 2002. The underlying aim of this system is to offer clients the highest standard of service and to step up the role of in-branch client advisers. The Client Relations Centre's three platforms in Paris, Orleans and Lille deal with calls made to the branches and process client e-mails. The new work stations operated by the client advisers are geared to managing client relations within a multi-channel framework. As such, they represent the very hub of the system, whose worth and effectiveness have been clearly proved after two years of full use.

French Retail Banking also has the largest network of Private Banking Centres, with 200 centres across France that ensure extensive local coverage.

The new business approach adopted for corporate clients led to the emergence at the end of 2005 of a structure that is unique in the French banking landscape. This new organisation is based on 24 Business Centres located throughout the whole of France, as well as two professional assistance services – Service Assistance Enterprise (SAE) and Cash Customer Services (CCS).

Finally, the division is re-engineering its back offices into Production and Sales Support Branches (PSSBs). Specialised by type of transaction, they span the whole of France and have fully integrated information systems. At the end of 2005, there were 82 PSSBs, combined into 14 Production and Sales Support Groups.

(1) Figures based on our new commercial approaches put in place.

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES (IRFS)

The International Retail Banking and Financial Services (IRFS) core business counts 42,600 employees in 55 territories. It groups six business lines: Retail Banking in the United States, Retail Banking in the Emerging Markets and Overseas Territories, Consumer Finance, Asset Finance, Private Mortgage, Business Equipment Management.

CETELEM

Cetelem is the no. 1 supplier of consumer credit in France and continental Europe [1] with EUR 47.4 billion in outstanding loans as of 31 December 2005, 57% of which is managed in France and 43% outside France, and more than 18,000 staff throughout the world (including the alliance with LaSer-Cofinoga).

For more than 50 years, Cetelem has contributed to making consumer credit a modern and pragmatic solution to help consumers manage their household budgets.
Cetelem is the benchmark in the industry, known for its ability to innovate. Its high-quality service offerings – backed by outstanding technical expertise and tight risk control – meet most household financing needs, including personal loans, instalment sales and revolving credits.

Cetelem is the preferred partner of the retail industry and has a long tradition of helping large retailers such as Carrefour, Conforama, Ikea, and Dell achieve their development goals across the globe. Since 1 October 2005, it has held joint control of LaSer-Confinoga with Galeries Lafayette. Previously, the BNP Paribas Group held a 49% interest in Cofinoga, 44% of which was held directly and 5% through LaSer, the parent company of Cofinoga.

Cetelem is also the partner of choice for banks and insurance companies which value its credit expertise – including AXA, Dresdner Bank, Banques Populaires, Caisses d'Épargne and KBC – as well as for providers of services to private individuals, such as EDF.

Cetelem also ensures the management of permanent credit card accounts granted by BNP Paribas' French Retail Banking network. Cetelem currently operates in 25 countries, including 17 in Europe.

UCB

UCB and its subsidiaries specialise in financing residential real estate purchases by individuals, for both personal and investment purposes. UCB is active in France, Spain, Italy, Portugal, the Netherlands, Belgium and Greece. It has also developed and manages a portfolio of mortgage loans on behalf of BNP Paribas in Norway. At 31 December 2005, UCB's managed outstandings totalled EUR 28 billion.

UCB markets its products through a network of business referral partners in the property industry, such as estate agents and builders or brokers, who put prospective buyers in touch with UCB. Its strengths are specialisation, product and service innovation, and effective risk management. Synergies with BNP Paribas' retail network lend additional power to UCB's existing resources.

The Group's market share in terms of new loans in 2005 was around 3.5% for France, 2.5% for Spain, 1.6% for Portugal and approximately 1% for Italy and the Netherlands. *(Sources: France – BNP Paribas internal reports based on data provided by Banque de France; Spain – Instituto Nacional de Estadística; Italy – Banca d'Italia; Portugal – Direcção-Geral do Tesouro; Netherlands – Kadaster).*

(1) Calculation of market share of the market participants concerned based on their outstanding loans (sources: annual reports of market participants), *compared with the whole European consumer credit market* (source: European Credit Research Institute).

CORPORATE AND INVESTMENT BANKING

In order to leverage its origination capabilities in the Corporate and Investment Banking market and thereby strengthen its European positioning, BNP Paribas is supported by an integrated group known as Coverage & Territories Europe (CTE). CTE is responsible for covering relationships with European companies and leading commercial operations in the territories concerned.

Outside Europe, the Coverage & Territories International (CTI) group covers relationships with companies in the Americas, the Asia-Pacific region, Africa and the Middle East, and leads operations in the corresponding Corporate and Investment Banking territories.

These sales teams market all of the products offered by the Group. CTE and CTI senior bankers and client relationship managers have an excellent understanding of their clients' financial and business strategies and day-to-day management concerns, making them the preferred partners of the Group's corporate and institutional clients. This understanding also enables them to effectively coordinate the activities of product specialists.

With a client base comprising some 8,000 corporates, the CTE and CTI groups enable the specific features of each market to be effectively factored in – particularly in terms of regional characteristics – with a focus on promoting revenue generation across all product lines.

Building on a global presence, the 70-strong Financial Institutions Group (FIG) team is responsible for managing BNP Paribas' relationships with major financial institutions, including banks, insurers, reinsurers, brokers and financial intermediaries, pension funds and asset managers, supranational organisations and central banks.

BNP Paribas has forged strong, personalised relationships with its 550 or so institutional clients, maintaining up-to-the-minute knowledge of their businesses and of the changes and needs of the banking sector. BNP Paribas has come to be viewed as a benchmark bank by its institutional clients.

CORPORATE FINANCE

Corporate Finance offers advisory services for mergers and acquisitions and primary equity market transactions. The M&A teams advise both buyers and targets and also offer advice on other strategic financial issues, such as privatisations. Primary market services include flotations, equity issues, secondary issue placements, and convertible/exchangeable bond issues.

Corporate Finance has adopted a matrix organisation designed to give clients access to the best combination of specialists in each product, industry and geographical area, while optimising resource management.

Corporate Finance employs some 330 professionals located throughout its worldwide network. Focused first and foremost on Europe and emerging countries, it is also present in North and South America and enjoys strong visibility in Asia via BNP Paribas Peregrine.

Ranked no.1 in France *(source: Thomson Financial)*, BNP Paribas is among the ten foremost banks in Europe advising on mergers and acquisitions (*Thomson Financial* ranking based on transaction volumes announced in 2005). And in its 2005 Equity & Equity Linked ranking, *Dealogic Equityware* placed the Bank in the 9th spot for primary equity business in Europe.

EQUITIES AND DERIVATIVES

The Equities and Derivatives business encompasses research, structuring, trading and sales of Asian equities[1] and global equity derivatives, indexes and funds. Equities and Derivatives teams operate in secondary as well as primary markets, where they complement Corporate Finance's range of activities. The client portfolio includes financial institutions, companies and individuals.

In 2005, BNP Paribas remained on its ambitious growth track and strengthened its worldwide leadership in equities markets.

BNP Paribas garnered many significant awards:
- "House of the Year, Hybrids" from *Structured Products*;
- "Equity Derivatives House of the Year – Asia Pacific", from *The Banker* and *Global Finance*;
- "Derivatives House of the Year – Japan", from *Asia Risk*.

BNP Paribas was also recognised as having the best Equity Derivatives research unit in the Thomson Extel survey.

FIXED INCOME

Fixed Income's product expertise and distribution capabilities have positioned BNP Paribas among the Top 3 Fixed Income players in Europe, together with strong franchises in Asia, Japan and the USA.

The Group's comprehensive approach to developing solutions for its clients integrates global expertise in research, sales, trading, origination and distribution, comprising three product lines: Global Credit, Interest Rates Group and Foreign Exchange.

(1) In 2004, the Group sold its European equities brokerage business to Exane BNP Paribas.

The Bank is a recognised global house in the interest rate and credit derivatives markets, and is a leading player in global Forex. BNP Paribas' broad range of Fixed Income products is delivered through an accomplished sales and marketing platform. Further, the Bank has a comprehensive range of research products and services available for one-on-one client support and advice, as well as an extensive array of written reports through a variety of channels. In particular, the Bank's research methods are underpinned by pioneering quantitative techniques delivered by a group of world-class experts.

Following along the lines of recent years, the Bank continued to optimise its business structure in 2005 by fully integrating its sales and origination structure in Europe, as is the case in the USA, Japan and Asia.

Thanks to these coordinated efforts, clients are provided with a full array of tailor-made services on a global scale across a broad range of markets and currencies. With headquarters in London and five other main trading floors in Hong Kong, New York, Paris, Singapore and Tokyo, BNP Paribas Fixed Income employs more than 1,600 professionals around the world.

In 2005, the Bank consolidated and significantly improved its competitive rankings:

- for the second year in a row, investors surveyed in *Euromoney*'s annual credit research poll ranked BNP Paribas no.1 for overall investment-grade credit research;
- in AFT's annual survey, investors voted BNP Paribas their leading fixed income securities dealer for the second year running.

The Fixed Income business line was named *Risk*'s "Interest Rate Derivatives House of the Year 2006".

The *Thomson Financial* league table shows that the Group has the 10th-largest share of the market for underwriting bond issues, including the 3rd spot for all bonds in euros and the 5th spot for Asian local currency bonds.

ENERGY COMMODITIES EXPORT PROJECT (ECEP)

By grouping together within one structure all of the Bank's expertise relating to energy, commodities, infrastructures, capital goods and asset financing, BNP Paribas has created an innovative structure that meets the full array of client needs and effectively leverages synergies between the various businesses.

Energy Commodities Export and Project (ECEP) conducts its business on a worldwide basis. It is organised around the following lines:

- financing of commodities trading, in all forms, an activity in which BNP Paribas is the global leader;
- structured commodities financing in emerging markets, which includes, in addition to export pre-financing, reserves financing and structured inventory financing;
- corporate loans for energy, metals and mining activities in industrialised countries;
- commodities derivatives brokerage on organised exchanges and over-the-counter transactions in New York, London and Singapore;
- export financing, with 15 export desks covering 28 public credit insurers, and some thirty correspondent banks in importer countries;
- project finance – especially in the energy and infrastructure sectors – with loans structured on the basis of cash flows;
- Global Trade Services, which offers a range of products and services, including e-banking and international guarantees, for import-export trading.
- asset financing, including structured leasing and marine and aircraft financing.

In 2005, BNP Paribas continued to stand out as one of the key worldwide players in these businesses and as the global market leader in commodities and energy financing. It was voted "Best Trade Finance Bank" by *Global Finance*, "no.1 Mandated Lead Arranger for Trade Finance Loans" by *Dealogic*, and "Best Trade Bank in Oil" by the *Trade and Forfaiting Review*. BNP Paribas is also a leader in project finance, and was recognised as the "Best Project Finance House of the Year" by *Euromoney*, and "World's Best Project Finance Oil & Gas Bank" by *Global Finance*. Its leadership in financing for distant export markets was also hailed by *Dealogic*, which placed BNP Paribas as "no.1 Mandated Lead Arranger" for all transactions guaranteed by export credit agencies, including in the aviation sector. BNP Paribas was also recognised as the leading non-US bank for Oil & Gas financing in the United States by *Loan Pricing Corporation* and as the "Aircraft Finance Innovator of the Year" by *Jane's Transport Finance* magazine.

STRUCTURED FINANCE

BNP Paribas' Structured Finance team designs and structures a broad range of complex and innovative financing arrangements, on a worldwide basis, including acquisition and LBO financing, syndicated loans, media and telecommunications financing, and real estate financing.
In 2005, BNP Paribas held 5th place as Bookrunner of syndicated loans worldwide and 3rd place as Bookrunner of syndicated loans in the Europe – Middle East – Africa region *(source: International Financial Review)*. Also in 2005, BNP Paribas was ranked 5th Bookrunner of leveraged loans in Europe *(source : International Financial Review)*.

In addition, the Structured Finance Division oversees the management of a complete range of classical banking transactions for the Bank's Corporate and Investment Banking arm.

- The savings business includes the sale of life insurance policies to private individuals in 11 countries. In France, it offers companies group products for pensions, end-of-career bonuses and early retirement benefits. It also proposes a broad array of mutual funds to private individuals, institutional investors and major corporations, via Cardif Asset Management.

- The protection business encompasses stand-alone policies as well as loan insurance in 28 countries. BNP Paribas Assurance also markets both standard and personalised group policies to large companies and SMEs.

- The property and casualty insurance business in France is provided through Natio Assurance, a company that is owned equally with AXA. The products offered cover a wide range of risks and include comprehensive home insurance, automobile insurance, educational insurance, travel insurance, and legal protection coverage.

BNP Paribas Assurance is the 4th-leading life insurer in France *(source: FFSA)* and ranks among the world's Top 3 loan insurers.

[illegible]

BNP Paribas Securities Services [1] is the leading European provider of securities services to companies, asset management companies and financial institutions. BNP Paribas Securities Services offers a comprehensive range of services that can be tailored to the specific needs of clients at every stage of the investment cycle:
- brokers are offered reliable solutions for settlement/delivery and global custody for all asset classes;
- institutional investors have access to the full array of fund administration services, including fund accounting, middle-office outsourcing, depobank and trustee services, fund distribution support, transfer agency services, performance measurement and attribution analysis;
- extensive issuer services are provided to companies for transaction structuring and shareholder relations management;
- additional solutions for securities and currency financing are offered and coordinated by specialist teams.

As at 31 December 2005, assets under custody totalled EUR 3,058 billion and 26.8 million transactions were settled in 2005.

BNP Paribas Securities Services is ranked no.1 among European custodians and 4th worldwide for cross-border assets *(source: Institutional Investor magazine, September 2005)*. BNP Paribas Securities Services was voted "Global Securities House of the Year – Europe Region" by *The Banker* magazine. The range of awards won expanded in 2005 to take in fund administration, with the title of "Fund Administrator of the Year" given by *Funds Europe* magazine.

Over half of BNP Paribas Securities Services' operations are outside France. The business is present in all the main European financial centres – including Germany, Belgium, Spain, Greece, Ireland, Italy, Jersey, Luxembourg, the Netherlands, Portugal, Switzerland, the United Kingdom – as well as in Australia, New Zealand, Japan and the United States. The division also offers services in Turkey, where it operates through an agreement with Garanti Bank.

(1) BNP Paribas Securities Services includes all securities operations developed by the BNP Paribas Group through BNP Paribas Securities Services, BNP Paribas Fund Services, BNP Paribas Asset Servicing and BNP Paribas SA.

Klépierre

Klépierre is continental Europe's 2nd-leading listed property group specialised in shopping centres, with a market capitalisation of EUR 3.7 billion at 31 December 2005. Klépierre's property assets totalled EUR 7.4 billion at the year-end, of which over 87% relates to shopping centres located in 10 continental European countries and 13% to offices based in Paris. Over 40% of its business is conducted outside France.

Klépierre has adopted a unique management approach, structured around Ségécé [1], which manages 335 shopping centres – 231 of which belong to Klépierre – through a network of eight subsidiaries.

The Group has around 1,000 employees.

(1) 75%-owned subsidiary of Klépierre (also 15%-directly owned by BNP Paribas SA).

BNP Paribas Capital

BNP Paribas Capital manages the Group's proprietary portfolio of unlisted investments and manages or advises private equity funds on behalf of third parties.

Proprietary portfolios of unlisted investments
The portfolio's value is estimated at EUR 4.4 billion at 31 December 2005 and is split into four segments:
- directly-held investments (primarily minority interests) in manufacturing and sales companies, in France and abroad;
- non-banking strategic investments;
- investments in sponsored and unsponsored funds;
- joint-investments made simultaneously with funds or institutional investors.

In 2005, the main disposals concerned the investments in Eiffage and Carbone Lorraine. In terms of acquisitions, the Group took a 37% interest in Motier, the principal holding company of Galeries Lafayette and forged ahead with its investment program in private equity funds and joint investments with these funds.

Listed Investment and Sovereign Loan Management

The Listed Investment and Sovereign Loan Management unit has two functions. Its overall mission is to actively manage assets with a view to deriving the greatest possible value over the medium-term. The medium-term perspective clearly differentiates this business from a trading activity.

The Listed Investment Management team manages BNP Paribas' portfolio of minority stakes in large listed groups.

Sovereign Loan Management's mission is to restructure sovereign loans through the London Club and to manage the portfolio of emerging market sovereign debt, such as Brady bonds, Eurobonds and restructured credits.

ASSET MANAGEMENT AND

The Asset Management and Services core business comprises all of the Group's investor services businesses and leads the BNP Paribas asset gathering effort. One of the foremost players in Europe, AMS offers fund management and discretionary asset management services, backed by a range of high value-added investor services.

AMS leverages expertise in three main areas:

- Wealth and Asset Management, comprising Private Banking (BNP Paribas Banque Privée), Asset Management (BNP Paribas Asset Management), Cortal Consors on-line brokerage and personal investment services and real estate services (BNP Paribas Immobilier);
- Insurance (BNP Paribas Assurance);
- Securities Services for global companies and financial institutions (BNP Paribas Securities Services).

Through these six businesses, which count more than 16,000 employees in some 40 countries, AMS offers a comprehensive range of products and services to a broad investor clientele, including institutional clients, corporations and private individuals.

Each AMS business was a leader in its market in 2005.

[illegible]

PRIVATE BANKING

Serving a demanding clientele of high net worth individuals, BNP Paribas Banque Privée offers personalised portfolio engineering and diversification advice, tailored to the specific needs of each client, backed by a range of carefully selected high-performance, innovative products.

BNP Paribas Banque Privée is ranked no.1 in the French private banking market, with EUR 50 billion in assets under management and a network of more than 120 outlets nationwide. It ranks 3rd in western Europe, where it is fast broadening its reach in its domestic markets, and 7th in Asia *(source: 2006 Euromoney rankings)*. At end-2005, BNP Paribas Banque Privée's overall client assets under management stood at more than EUR 117 billion.

ASSET MANAGEMENT

BNP Paribas Asset Management is a foremost asset manager in Europe, with EUR 274 billion of assets under management at the end of 2005 [1]. BNP Paribas Asset Management has 1,400 employees serving clients in 60 countries.

Its carefully targeted management skills, based on a multi-specialist approach, share a concern for excellence, sound and coherent investment processes and rigorous risk control.

BNP Paribas Asset Management is strongly committed to socially responsible investment (SRI).

Its specialised management teams work in the world's main financial centres: Paris – London – New York – Tokyo – Hong Kong.

BNP Paribas Asset Management is rated AM2+ by Fitch Ratings.

(1) Including assets advised of EUR 81 billion.

CORTAL CONSORS

Europe's leading personal investment management company and online broker, Cortal Consors offers clients its expertise and investor advisory experience through several distribution channels. It boasts a broad range of products including short-term investment solutions, mutual funds and life insurance policies, backed by leading-edge online brokerage technologies.

Cortal Consors has an operating presence in six European countries – Germany, France, Spain, Belgium, Luxembourg and Italy. At 31 December 2005, it had 1.08 million clients and EUR 27.7 billion worth of managed assets, breaking down as 33% in equities, 53% in savings products or mutual funds and 14% in cash.

REAL ESTATE SERVICES

With its 2,550 employees in eight European countries as well as in New York, BNP Paribas Immobilier has become continental Europe's leading provider of real estate services to companies *(as stated by the English magazine Estates Gazette, 9 July 2005)*.

It offers a range of services that is unrivalled in Europe, thanks to the combination of subsidiaries operating in four key businesses:

- **Advisory services, valuations and transactions**
  - Commercial real estate, through Atisreal the market leader in France and Germany, among the Top 10 in the United Kingdom *(source: Estates Gazette, 9 July 2005)*.
  - Individual housing, through Espaces Immobiliers BNP Paribas 26 sales outlets in France as at 31 December 2005.
- **Real Estate Investment Management**
  - BNP Paribas REIM
    - EUR 4.5 billion in assets under management
    - No. 3 property fund manager in France *(source: IEIF, Institut de l'Épargne Immobilière et Foncière)*.
- **Property management**
  - Commercial real estate: Comadim and Atisreal
    - 11 million sq.m. of office space managed in Europe.
  - Individual housing: Gérer and Les Studélites
    - 27,000 residential properties managed in France.
    - Les Studélites is one of the leading managers of student housing complexes.
- **Property development**
  - Meunier
    - 3rd-largest property developer *(source : "classement des Promoteurs", published by Innovapresse in June 2005)*.

INSURANCE

BNP Paribas Assurance designs and markets its products and services in 31 countries under two banners: BNP Paribas for products distributed by the BNP Paribas branch network in France and Cardif for the other networks and retail partners in France and abroad.

With a view to stepping up its development, in October 2005 BNP Paribas merged its two life insurance companies, Cardif Assurance Vie and Natio Vie. Cardif Assurance Vie is now BNP Paribas' sole life insurance company in France.





PHILIPPE-OLIVIER ROUSSEAU – Managing Director Media Telecom Finance, Paris

« You could pile on many superlatives concerning the Eutelsat deal. The financing amounted to EUR 2.65 billion, which caused it to be recognised as the "European Leveraged Loan of the Year for 2005". It is also a project that was innovative on many levels.



At BNP Paribas, bringing together complementary skills is part of our daily bread and butter. Among the latest – and most striking – examples of the benefits of this approach is the Eutelsat deal, for which the European and US teams of Structured Finance worked hand-in-hand. The project leader, Philippe-Olivier Rousseau, had himself acquired a range of complementary skills in his previous career, which stood him in good stead. Having worked as a television producer, he was already hired by Eutelsat when the satellite operator became a platform for television broadcasting. His experience in the television business led him to be appointed to the French broadcasting advisory committee *(Conseil Supérieur de l'Audiovisuel)* by the then Finance Minister René Monory. His experience and contacts in broadcasting led him to become Media and Telecoms Advisor at BNP Paribas, and to become a banker to his former employers!



But the most important feature, to me, is that throughout the 18-month-long marketing phase as well as the execution phase, all the BNP Paribas teams involved, in both Europe and the United States, worked together. I believe it was the first time that happened for a project of this scale. And that was key to our success. »

CORPORATE AND INVESTMENT
BANKING


BNP PARIBAS - PLACE DU MARCHÉ SAINT-HONORÉ, PARIS



In order to leverage its origination capabilities in the Corporate and Investment Banking market and thereby strengthen its positioning, BNP Paribas is supported by specialised client-facing groups known as Coverage & Territories Europe (CTE), catering to major European companies, and Coverage & Territories International (CTI), catering to major companies in the Americas, the Asia-Pacific region, Africa and the Middle East. These groups are responsible for covering relationships with European companies and leading commercial operations in the territories concerned.

Building on a global presence, the 70-strong Financial Institutions Group (FIG) team is responsible for managing BNP Paribas' relationships with major financial institutions, including banks, insurers, reinsurers, brokers and financial intermediaries, pension funds and asset managers, supranational organisations and central banks.

These sales teams market all of the products offered by the Group. CTE and CTI senior bankers and client relationship managers have an excellent understanding of their clients' financial and business strategies and day-to-day management concerns, making them the preferred partners of the Group's corporate and institutional clients. This understanding also enables them to effectively coordinate the activities of product specialists.

BNP Paribas has forged strong, personalised relationships with its clients, maintaining up-to-the-minute knowledge of their businesses and of the changes and needs of the banking sector. BNP Paribas has come to be viewed as a benchmark bank by its major corporate and institutional clients.

INTENSELY ACTIVE YEAR PUNCTUATED WITH EXCELLENT TRANSACTIONS

The year saw a sustained upturn in **mergers and acquisitions,** with an increasing number of cross-border transactions in Europe to which BNP Paribas lent its M&A expertise, including Saint-Gobain's acquisition of BPB, EDF's acquisition of Edison, Pernod Ricard's acquisition of Allied Domecq, and LogicaCMG's acquisition of Unilog. Corporate Finance business turned in a strong performance in the telecoms sectors, where BNP Paribas advised France Télécom on its acquisition of Amena and was involved in the privatisation of Turk Telecom. The Bank was also involved in transactions in the real estate sector (sale of Gecina to Metrovacesa) and advised the French government in connection with its plan to privatise motorways in France. Emerging countries account for an increasingly large proportion of transaction volume, particularly Brazil, Colombia, Chile, Serbia, Ukraine and Montenegro.

European **Primary Equity** markets in 2005 continued along the lines of the previous year, witnessing:

- a sharp upturn in initial public offerings, with close to EUR 35 billion in capital raised. BNP Paribas managed flotations for Italy's Venice airport and EDF in France, the largest in Europe since 2001;
- strong growth in "accelerated" secondary distributions, up to EUR 70 billion. BNP Paribas managed two transactions for France Télécom, worth EUR 3.4 billion and EUR 898 million;
- persistently low levels of equity-linked issues due to low volatilities, representing EUR 13 billion in 2005.

The Bank's Corporate Finance business expanded its footprint in China and Southeast Asia, where BNP Paribas Peregrine advised on the acquisition of Indonesian-based Lippo by Kazanah (Malaysia), and on the flotation of Xiamen, the Chinese port operator, on the Hong Kong stock market. It also assisted the Chinese store chain Parkson with its Hong Kong listing, for which it was awarded "Best Mid-Cap Offering" by *The Asset*. BNP Paribas Peregrine was named "Best Mid-cap Equity House" by *The Asset* and *Finance Asia*.

FRANCE TÉLÉCOM'S ACQUISITION OF AMENA

BNP Paribas advised France Télécom on its acquisition of Amena. One of the most talked-about transactions of 2005, it was named "The European deal of the year 2005" by *Financial News*. This acquisition gives France Télécom an ideal platform for expanding its business in Spain and represents a major step in the "NExT" program to create an integrated operator in Europe. France Télécom secured the deal amid fierce competition with investment funds also interested in Amena.

THE FLOTATION OF EDF WAS THE MOST PROMINENT CAPITAL-RAISING TRANSACTION IN EUROPE IN 2005

The transaction resulted in:

- a record EUR 6.4 billion capital raised in a short timeframe;
- unprecedented public interest, with 4.9 million investors;
- a price at the top end of the range driven by the success of the offer, making EDF the leading European energy supplier by market capitalisation.

The EDF flotation was managed by BNP Paribas, which scored the best placement performance of the institutional syndicate.

EQUITIES AND DERIVATIVES



SUBSTANTIAL GROWTH DESPITE VERY LOW VOLATILITY LEVELS

2005 was highlighted by excellent results in proprietary trading combined with a sharp rise in client trading:

- flow product operations were on a steep upward trend on all continents;
- structured products delivered a solid performance thanks to a broadened product range and to wider geographical coverage, particularly in Asia;
- corporate operations recorded a banner year;
- the Asia-Pacific region produced its best results yet, boosted by:
  - strengthened leadership across its entire product range, as recognised by many awards, namely: "Equity Derivatives House of the year - Asia Pacific", from *The Banker* and *Global Finance* and "Derivatives House of the year - Japan" granted by *Asia Risk*;
  - successful acquisition of Calyon's Execution business.
- growth in client trading in the United States, especially in flow products, in the face of stiff competition;
- record-breaking volumes in Europe, fuelled by ever-greater diversification;
- BNP Paribas Peregrine continued to expand marketing to global institutional investors of its Asian equities brokerage operations, leveraging the successful opening of its Taiwan office and earning the title of "Most Improved Broker in 2005" in the eyes of *AsiaMoney* magazine.


BNP PARIBAS CERTIFICATS
Élargissez votre choix


PRIVALTO





NDERGROUND

Granted, there are stranger bedfellows than mathematics and finance. But the mathematical concepts that Parham, a researcher in the Market Analytics Group of Fixed Income, handles on a daily basis would leave most laypeople scratching their heads... Put simply, he is able, through advanced computation and scientific observation of changes in bond prices, to learn and forecast market movements – with considerable accuracy, if he may say so himself. Before coming to his current interests, Parham, a Londoner of Iranian origin who has a degree in audio signal compression, focused on creating synthetic voice and music, in research that he did in Japan for NTT.

PARHAM ZOLFAGHARI – Financial Econometrics Special, Fixed Income, London

«I still consider myself to be a mathematician because mathematics is the bedrock of my work. Though having little background in finance, there are similarities between speech and financial "signals" in the sense that both can be analysed in the time and in frequency domains. What I like about finance is that those financial "signals" respond to many more factors than voice does, making them harder to analyse. Also, working with traders on tangible projects allows me to focus on practical applications, which is very different to pure research.»

FIXED INCOME

POSITIONS SIGNIFICANTLY IMPROVED AND CONSOLIDATED

In 2005, despite an adverse trading environment, especially with the concomitant crisis in the credit market, the Group continued to consolidate its client franchise, resulting in resilient client revenues in all of the four regions where the Bank operates.

BNP Paribas provides a complete range of Fixed Income products to debt management professionals, ranging from the simplest financial instruments to in-depth specialist advice on the most complex of debt management challenges. BNP Paribas operates the 2nd-largest balance sheet in Europe and trades with an Aa2/AA rating. From this formidable platform, the Bank has built a comprehensive Fixed Income capacity with a client-driven approach that is backed up by strong legal and operations expertise.

In terms of market recognition, the Bank consolidated and significantly improved its competitive rankings across the board in various magazine polls:

- *Euromoney* capital raising poll voted BNP Paribas the 7th-best bank at helping to raise new capital, jumping from 12th last year;
- institutional investors named BNP Paribas the 5th-best provider of fixed-income derivatives, and corporates voted BNP Paribas the 7th-best provider (up from 10th in 2004) in *Risk*'s end-user surveys;
- for the second year in a row, investors ranked BNP Paribas no.1 for overall investment-grade credit research in *Euromoney*'s annual credit research poll;
- investors voted BNP Paribas their leading fixed-income securities dealer in AFT's annual survey for the second year running.

The Fixed Income business line won a number of prestigious awards:

- two awards from *AsiaRisk*: "Credit Derivatives House of the Year", and "Derivatives House of the Year", Japan (jointly with EQD);
- "Best Primary Dealer of the Year Award", awarded by the South Korean Ministry of Finance;
- *Risk*'s "Interest Rate Derivatives House of the Year 2006".

League table positions

The Group has the 10th-largest share of the market for underwriting bond issues, including 3rd for all bonds in euros and 5th for Asian local currency bonds *(source: Thomson Financial)*.

Notable deals

The Bank continued to drive innovation in the Fixed Income markets. For example, BNP Paribas advised and then assisted *Agence France Trésor* in launching the first 50-year bond, opening up a new area on the yield curve. It also won *IFR*'s best euro sovereign/supra/agency bond award.


BNP PARIBAS. THERE'S NOTHING ABSTRACT ABOUT SUCCESS.
GOODYEAR
MGIC
Reebok



Where can you find a banker who is able to identify a plane without even looking, just by hearing its engines roar? In the [illegible] teams, where members have both expertise of the highest order and a passion for aviation – very much to the benefit of BNP Paribas.

Arnaud Fiscel is one of these enthusiasts. He has been fascinated by planes since early childhood and long hesitated between a pilot's career and banking – until a smooth landing at ECEP, first in Paris then in Singapore, allowed him to combine both interests. And BNP Paribas' performance in this area is certainly reaching great heights: in 2005, BNP Paribas was the market leader in the Asia-Pacific region and boasted a 50% share in China.



ARNAUD FISCEL – Head of the Asia-Pacific Aviation Finance Group, Singapore

« I flew a great deal until 2004, as long as I was in France. Since I moved to Singapore, it has been harder to get flying time, but my passion for aviation is as keen as ever. To be perfectly honest, having an in-depth knowledge of the aviation industry, including in its technical dimensions, is not a requirement to be able to do my job, although in some cases, having an enthusiastic conversation with a client can certainly [illegible] the banking relationship. But this passion is a great source of motivation to me. Aviation financing is a very demanding and interesting business, and to do well in it I think you need a little extra that makes you want to give it your very best. Nothing is more motivating than working with things you love. »



ENERGY COMMODITIES EXPORT PROJECT (ECEP)


BNP PARIBAS LONDON

CONSOLIDATED POSITION AS GLOBAL LEADER

In 2005, against a backdrop of increased competition and high commodity prices, BNP Paribas Energy Commodities Export and Project strengthened its position as global leader in its markets:

- Project financing further bolstered its position, with several successful financial advisory and debt arrangement engagements in the electricity sector. The Bank remains the market leader in Europe and the Middle East, and also saw sustained business in the United States, Asia and Australia.

- Export financing also had an outstanding year, arranging nearly EUR 5 billion worth of transactions, bolstering its position as the leader in this market. Latin America and the Middle East were the most active importing regions.

- Global Trade Services continued to expand across all regions, including through successful marketing of its Supply Chain Financing offers. Having recently opened offices in Turkey and Russia, GTS is now supported by a distribution network composed of 76 Trade Centres in 49 countries.

- Financing of commodities trading again grew significantly, buoyed by high prices and by the stepped-up sales initiatives of its teams, who reported large gains in volume. The Bank continued to strengthen its strategic positioning in fast-growing source markets. Its leadership in this business grew despite greater competition driven by a market upturn, which has once again made the sector attractive.

- The structured commodities financing business, which specialises in emerging markets, had a record-breaking year in 2005 and enjoyed a satisfactory diversification of its operations, across both countries and industries. Despite growing competition, BNP Paribas plays a preponderant role in all of its markets. Shrinking margins due to reduced credit risk were more than offset by the greater number of financing operations arranged by the business, for purchases and sales of major assets such as oil fields and mines.

- In spite of excess liquidity brought on by high commodity prices and refining margins, 2005 was an excellent year for the financing of major corporations in the energy, mining and metals sectors in industrialised countries, partly thanks to a turnaround in capital expenditure and acquisitions. This business has also continued to register significant increases in cross-selling volumes for all ECEP products, as well as for banking services in general.

- In a favourable market context characterised by very high price volatility, commodities derivatives operations surged in 2005, across all sectors, including oil and natural gas, CO_2 emissions, electricity and basic metals. In an environment characterised by increasingly diverse allocations of financial assets, sales to institutional investors and to private banking clients of structured products indexed on commodities have grown rapidly.

- Aircraft financing had an excellent year, with multiple highlights, especially in the United States, where the Bank put together an innovative financing package for the acquisition by Westjet and Aviation Capital Group of two B737-700s; but also in Europe, with Iberbond securitisations for Iberia's refinancing of 20 Airbus, as well as in Asia, where a series of optimised leases for Chinese airline companies earned the business the "Aircraft Leasing Innovator" award.

- In shipping financing, 2005 was a year of growth, with a number of new mandates and innovative transactions, including the first container financing operation in a joint financing programme with China Eximbank and a pool of international banks, as part of CMA CGM's acquisition programme. The Bank confirmed its key role in the financing of methane ships, by arranging financing of over USD 200 million for Oman-based Qalhat LNG.

- Capstar, a Group subsidiary, won several structured lease finance mandates in the aviation sector in Asia, the Americas and Europe. Capstar also confirmed its place as a major player in financing transactions under the Girardin Act in New Caledonia.

AWARDS

BNP Paribas ECEP collected a considerable number of awards in 2005, proof of its solid positioning among the global leaders in its businesses. It was voted "Best Trade Finance Bank" by *Global Finance*, "Best Commodity Bank" by *Trade Finance Magazine*, "no.1 Mandated Lead Arranger for Trade Finance Loans" by *Dealogic*, and "Best Trade Bank in Oil" by the *Trade and Forfaiting Review*. BNP Paribas is also a leader in project finance and was recognised as the "Best Project Finance House of the Year" by *Euromoney*, and "World's Best Project Finance Oil & Gas Bank" by *Global Finance*. Its leadership in financing for distant export markets was also hailed by *Dealogic*, which placed BNP Paribas as "no.1 Mandated Lead Arranger" for transactions guaranteed by export credit agencies, as well as for export credit aviation financing. also recognised BNP Paribas was also recognised by *Loan Pricing Corporation* as the leading non-US bank for Oil & Gas financing in the United States and as the "Aircraft Finance Innovator of the Year" by *Jane's Transport Finance* magazine.

RESERVE-BASED LENDING (RBL) OR FINANCING OF SMALL- AND MEDIUM-SIZED OIL COMPANIES

This business involves financing an oil company by determining its debt capability based on its oil reserves and future production. RBL has grown very rapidly in recent years, preserving very strong profitability in an extremely active market. This booming activity, driven by high oil prices, now offers considerable potential for acquisitions of oil assets in projects that have become profitable.
The distinctive feature of BNP Paribas in this field, where it has grown into the leader of a global business, is the make-up of its teams (based in Houston, Toronto, Paris and Singapore), which bring together financial experts and reserves engineers who have worked for big oil companies and are perfectly aware of their clients' needs. Besides the United States, the North Sea and Australia, the business is focused on "emerging" countries of Western Africa, Eastern Europe and Southeast Asia.

STELLAR PERFORMANCE WHITHIN AN INTERNATIONAL CONTEXT OF GROWING LOAN VOLUMES

Structured Finance showed strong development in each of its businesses, with market shares bolstered across the globe.

Benefits of this surge in volumes filtered through to the **syndicated loans** segment in 2005. Highly attractive market conditions fuelled both acquisition financing and loan refinancing activity and the Bank successfully tapped into these market opportunities. In particular, it contributed to the diversification of sources of liquidity by increasing the tranches of structured loans placed with European and US institutional investors for the largest financing operations. On a European level, the Bank was named "Best Arranger of Western European Loans" and "Best Arranger of French Loans" for the second year in a row by *Euroweek* magazine.



BNP PARIBAS NEW YORK

In **acquisition financing,** BNP Paribas captured the limelight by acting as "Bookrunner" and "Mandated Lead Arranger" for two major deals in Europe: Pernod Ricard's acquisition of the British group Allied Domecq and Saint-Gobain's acquisition of British Plaster Board. The Bank was also the sole bookrunner and underwriter for the acquisition of IBM's PC Division by the Chinese group Lenovo, which was lauded for its highly innovative character and voted "Asia's Syndicated Loan of the Year 2005" by *International Financing Review* (IFR).

In **LBOs,** BNP Paribas confirmed its status as a major player in a booming European market and increased its market share. In particular, the Bank won bookrunner mandates for major transactions such as the refinancing of Seat Pagine Gialle in Italy (amounting to EUR 2.6 billion) and the financing of the Saur and Vivarte acquisitions in France.

The Bank also enjoyed robust business levels in the United States, especially in the healthcare sector where it has developed recognised expertise and won mandates from such organisations as Triumph Healthcare and CRC Health Group. BNP Paribas scored again with the financing of the acquisition of the Hertz group by a consortium of international sponsors, for which it was named global coordinator of the European assets securitisation tranche, amounting to almost USD 3 billion.

Media and telecommunications financing also had an excellent year of sustained activity, bolstered by major transactions such as the recapitalisation of TDF (France) for over EUR 2 billion in financing, and the recapitalisation of Eutelsat (Europe), hailed as "European Leveraged Loan of the Year" by *International Financing Review* (IFR) for its innovative nature, the complexity of its structure and its successful syndication in the US and Europe. In these two transactions, BNP Paribas played a major role as bookrunner and global coordinator.

In the growing **real estate financing** sector, the Bank reinforced its strong positioning with major investors in France. It also gained significant business with large, listed real estate companies in Europe, making it a major player in this sector.

There are some markets and sectors in which you cannot do business – let alone vie for leadership – unless you bring together a broad range of expertise, across several varied and complementary areas. ECEP has certainly experienced this in its financing of wind turbines – a market in which it has made BNP Paribas the global leader. In 2005, the project for a wind power park in Gangwon, South Korea, once again demonstrated BNP Paribas' overwhelming leadership in this field: the Group was selected as the sole arranger for the EUR 123 million debt package, out of a total budget of EUR 160 million.





BRUCE WELLER, ECEP – Director Project Finance Asia, Singapore

« To succeed in this type of financing, a bank has to have global expertise in the sector, combined with thorough knowledge of the local market and advanced marketing skills. These projects often require strong ties with international developers and turbine manufacturers, as well as an extensive knowledge of the various technologies related to wind power. But you also


UNISON
DONG SAN
동산회관

need a strong local presence, since wind turbine projects are closely tied in to the wishes of the population, national regulations and the country's energy policy. BNP Paribas brings all that to the table, with its experience of deals in Europe, the United States, Asia and Australia. For the Gangwon project, we called upon the expertise of our teams in Seoul, Singapore, Hong Kong, London and Sydney. They all stepped in and played a key role in our success. »

RETAIL BANKING



FRENCH RETAIL BANKING

French Retail Banking (FRB) offers a comprehensive line-up of products and services throughout France, ranging from current account services to the most complex financial engineering services in the areas of corporate financing and asset management.
A pioneer of Multi-channel Retail Banking in Europe, BNP Paribas offers its 6 million individual customers immediate and continuous access to the full array of its services. A specific sales team is dedicated to developing relations with corporate clients and self-employed professionals, while sales efforts geared to French Private Banking customers are backed by more than 200 Private Banking Centres.
The newly created Business Centres, which deal exclusively with corporate clients, are proof of BNP Paribas' determination to carve out a leading role in the corporate market, by drawing on the wealth of products and services offered by the Group as a whole.
Focusing on customer satisfaction, the back offices are specialised by type of transaction and process all of the operations carried out by the customers of the Retail Banking Division.

Marked increase in client contact

There has been a further increase in client contact through the Multi-channel Retail Banking system, which includes branches, the telephone (via the Client Relations Centre), and the internet, through bnpparibas.net.

A special effort was made to get in touch with clients who normally have little or no contact with the Bank, or whose main banking contact is other than BNP Paribas.

The number of contact opportunities offered to the various channels more than doubled, resulting in over seven million actual contacts, 40% more than in 2004. The number of client files consulted on branch advisers' workstations reached 120 million (+50%) and 4.5 million meetings were set up using the shared electronic diary system (+22%).

The telephone advisers at the Client Relations Centre made 1,400,000 outgoing calls, more than twice the number of calls made last year. The main purpose of these calls was to propose appointments and market basic products, as well to welcome new clients.

Finally, the number of clients using the home banking services available through bnpparibas.net increased by 30% (see inset no.1).

This increase in client contact, which is essential to customer satisfaction, was one of the main drivers behind the year's excellent marketing performance.

Strong products and services sales

The increased client contact fuelled very strong sales of products and services.
As an example, the number of credit cards increased by 4.7%, or more than 163,000 cards, over 12 months.

An overhaul of the insurance offering saw a more than twofold increase in sales of property and casualty car insurance.

INTERACTIVE MEDIA STRATEGY AWARD FOR BNPPARIBAS.NET

The French magazine *Stratégies* recently held its 5th media strategies awards.
More than 300 major corporations were represented, from across the range of business sectors.
BNP Paribas received the award for best interactive media strategy in respect of its multi-channel "Un café, un PC" campaign on www.bnpparibas.net.
In the wake of the French education authorities' drive to help students acquire laptop computers, BNP Paribas launched a competition to attract customers in the 18-29 age bracket. Various communication channels were used, including internet, text messages and even plastic cups in university vending machines.

Record level in life assurance business and successful new mutual fund launches

Life assurance, which accounted for 60% of household investments in 2005 *(source: BIPE)* was a particularly propitious market for the French Retail Banking network in 2005. **New inflows grew by 15% and topped the EUR 6 billion mark for the first time.**

Upward stock market trends in the second half of the year brought a **significant boost in unit-linked investments,** which represented 27% of new life assurance inflows, a considerable increase over 2004's figure.

The **ramp-up of planned savings** in the form of life insurance and PEA personal equity plans implemented in 2004 continued apace. These accounts, which allow clients to invest regularly in the financial markets, remained popular in 2005, with almost 280,000 additional contracts signed.


BNP PARIBAS

Although the launch of guaranteed funds such as Hawaï, *Paso Doble* and *Samoa* continued to enhance inflows, the major event of the year was the launch of an extensive new range of mutual funds designed to cover the full gamut of clients' needs.

Profilea is a perfect example of this, with BNP Paribas becoming the first major banking network to give its mass consumer market access to multimanagement fund services through its stellar range of profiled funds.

Through its leading position in financial savings and with a view to continually improving customer satisfaction, the French Retail Banking network is also a trail-blazer in financial advisory services. Its financial advisers use a ***Projets Placement*** system by which they can offer tailor-made solutions in line with clients' individual risk profiles and investment horizons.


BNP PARIBAS
présente
7 LES PROFILEA
PROFILEA L'EPARGNE QUI S'EQUILIBRE SELON VOS BESOINS
La banque d'un monde qui change
BNP PARIBAS

BNP PARIBAS KICKED OFF ITS SPONSORSHIP OF THE FILM *ARTHUR AND THE MINIMOYS* WITH CHRISTMAS WINDOW DISPLAYS AND FREE FIGURINES FOR CUSTOMERS

In spring 2005, BNP Paribas became the official partner of Luc Besson's animated film *Arthur and the Minimoys*. Due to hit the screens next Christmas, the film is set to be the most ambitious production of its kind ever in Europe, with more than 300 graphic artists currently employed on the project in France. Arthur, a ten-year old boy who finds himself inhabiting the fantasy world of the tiny Minimoy people, is taken from a series of successful children's books by well-know French film director Luc Besson. In this magical tale Arthur sets off with Princess Selenia and her brother Betameche to find his grandfather's lost treasure, winning fame along the way through his readiness to help others and respect for the environment.

Between 2005 and 2007 BNP Paribas' involvement with the project will take the form of free gifts and the organisation of various events for customers and the general public. In December 2005 the Bank recreated the world of the Minimoys in Christmas window displays in its 2,200 agencies. Arthur figurines were given out with every new Weezbee account for three to twelve year-old, and the free Weezbee cash card now is now adorned with a picture of Princess Selenia.


BNP PARIBAS
présente
Crédit attraction
le taux qui va vous séduire.

Better-than-market performances in mortgage loans and consumer credit

The BNP Paribas network was once again very active on the mortgage loan market. Its total outstanding loans increased by 21% over the year and its market share stood at 8.22% at 31 December 2005, compared with 8% a year earlier.

New installment consumer loans climbed 6.9%.

With regard to revolving credit (the Aurore card and the Provisio loan), the partnership with Cetelem, which combines the French Retail Banking network's commercial resources and the sales and management expertise of Cetelem, has led to a considerable increase in the number of new contracts and sustained growth in outstanding loans, up 2.25% at 31 December 2005. Consumer credit market share amounted to 7.58% at 31 December 2005, as against 7.19% a year earlier.

Continued increase in the number of new clients

The number of personal bank accounts increased again, with 155,000 new accounts opened in 2005 compared with 128,000 in 2004. This growth occurred on the back of the Bank's presence on the mortgage loan market, a more targeted approach to young clients with 70 network staff assigned to this market, and original new partnering arrangements (see inset p.29).

ROLL OUT OF THE IN-BRANCH SERVICE PROGRAMME

This programme, launched in 2004, involves the refurbishment of all BNP Paribas branches with a view to making them more user-friendly, with upgraded reception areas, a more extensive network of automatic cash dispensers and heightened security.
The programme continued to be rolled out in 2005, with almost 420 branches refurbished and a 15% increase in the number of cash dispensers, to 3,860 at 31 December 2005.
The number of cash deposit machines doubled, to 675.

The Bank has also continued to improve the accessibility of its cash dispensers.

BNP Paribas is reaping a bumper crop in the highly competitive market of farm business accounts, thanks to its teams of Farm Business Accounts Managers (CAPA).

Their key strength is that they have dual expertise in banking and farming. Some 100 of these CAPA, who have no problem juggling between balance sheets, European Union legislation and growth cycles of beetroots, are now spread across France. They are a powerful force in winning business from competitors. Richard Klein, a 31-year-old son of farmers, is one of them.



RICHARD KLEIN – Farm Business Accounts Manager, BNP Paribas, Caen

« I have a degree from ESITA, an agricultural engineering school. After two years as an international cooperation volunteer in Guinea, I joined a rural accounting and advisory services centre in Brittany, where I gained first-hand knowledge of the workings of a farm business. Then I joined BNP Paribas, directly as a CAPA. Farmers like to negotiate with someone who knows farming. But that's not enough, you also have to be on the ball with your numbers. BNP Paribas has chosen to have highly trained staff handle farm accounts. And clients like that a lot. It's our dual culture that makes us truly effective. The farming market has its own rhythm and requirements, and you have to know them. If you don't know that EU Common Agricultural Policy subsidies are paid out in December, you'll miss investment opportunities. And if you go see a farmer during harvest time, he won't have a second to devote to you. »

ENTREPRENEURS AND FREELANCE PROFESSIONALS


ON AURAIT L'AIR MALIN DANS UN MONDE SANS FLEURISTES
BNP PARIBAS

The ramp-up of the new sales and marketing mechanism created in 2003-2004 for the entrepreneur and freelance segment continued to gather momentum in 2005, turning in excellent sales figures for the year.

Thanks to the system of setting up prospect appointments by phone and the development of limitation agreements, the number of new accounts continued to escalate in 2005. The number of current accounts held by entrepreneurs and freelance professionals rose by almost 13,700 as against an 8,300 increase in 2004.

In order to keep abreast of technological advances and changing customer expectations, BNP Paribas extended cash flow financing and internet banking offerings in 2005. It now offers one of the most comprehensive and competitive ranges on the market, as evidenced by the resounding success of the Esprit Libre Pro, and the substantial rise in the number of customers using internet banking or electronic payment offerings.

The network continued to shore up its loan distribution offering for professionals during the year, with the systems overhaul instigated in 2004 entering operational phase and enabling improved responsiveness to customers' needs. New loan business grew by close to 20%, and market share also notched up growth, coming in at 7.09% at 31 December 2005 as against 6.68% a year earlier in respect of investment loans to individual entrepreneurs.

Finally, developing "private banking" relationships with customers in this segment was a priority for the Bank in 2005. The sales force was equipped with the new "Projects Placement" simulation system, which aims to offer comprehensive savings solutions adapted to the profile and needs of each individual customer. As a result of this, professionals opened 24% more current accounts in 2005, and new life assurance business was up 17%, including an additional 57% for unit-linked business. The number of entrepreneurs and freelance professional customers referred to the Group's Private Banking business in 2005 was up 26% on the previous year.


BNP PARIBAS
BNP PARIBAS ALPE-D'HUEZ

2005: success of the new business approach

Increasingly specialised client requirements have led BNP Paribas to apply differing sales approaches to each corporate client segment. The aim is to position the French Retail Banking network as the market leader by drawing on the wealth of offerings proposed by the Group.

The approach is built around the Group's 24 Business Centres located throughout France, which are exclusively devoted to corporate clients and institutions.

Major corporate accounts are overseen by high-level Key Account Managers based at the Bank's main regional offices and working in close collaboration with the Business Centres, the international network and the Group's specialised businesses to create customised solutions for each client.

Additionally, two professional assistance services - Service Assistance Entreprise (SAE) and Cash Customer Services (CCS) - have been set up to deal with after-sales issues.

The increase in the Bank's share of the loan market (an average annual increase of +0.73 point - *source: Banque de France*) and cash flow management market (+1.50 points for cheques and +1.20 points for bank cards - *source: GSIT*), as well as the growth in cross-selling bear testimony to the success of this new approach, which effectively meets client needs.

THE ACQUISITION OF OXBOW BY LAFUMA: A GOOD EXAMPLE OF BNP PARIBAS' ABILITY TO EXPAND ITS CLIENT PORTFOLIO

In June 2005 the Lafuma group, a French listed company, took over Oxbow. This acquisition will make Lafuma a major player in European sportswear, with sales of EUR 250 million and substantial market share in each of its four business lines, namely sportswear (Lafuma), surf and snow (Oxbow), mountain apparel (Millet) and hunting and fishing apparel (Le Chameau).

The Bank's key account manager for Lafuma (a commercial banking prospect) became aware of the Group's acquisition plans and proposed the services of the Corporate Finance team. With its in-depth knowledge of the sector, the team was quick to suggest Oxbow as an ideal merger partner and went on to assist Lafuma with the transaction under the auspices of Exane BNP Paribas, the Bank's brokerage firm.

The Arc Alpin Business Centre worked alongside the Structured Finance teams to present Lafuma with a firm financing offering that ultimately led to its obtaining a substantial share in the acquisition debt.

At the time of the merger Lafuma became a client of the Business Centre, which is now responsible for part of its day-to-day operations. The Sud Atlantique Business Centre, which was already very familiar with Oxbow, was also able to strengthen relations with its client.

Regional Trading Rooms

The seven Regional Trading Rooms continued to register growth in 2005, providing large- and medium-sized enterprises with rate hedging assistance and offering new investment products. These new products include active money management services, through the sale of mortgage-backed securities by FFTW, a subsidiary of BNP Paribas Asset Management, and alternative management. The number of sales staff also increased in all Trading Rooms with an eye to improving client follow-up.

Products and services offered by the Group as a whole

The French Retail Banking Division draws on the expertise of each of the Group's businesses for the commercial offerings it designs for corporate clients and institutions. 2005 marked a new stage in the success of cross-selling in areas such as interest rate derivatives, structured financing, specialised financing (equipment financing, factoring, and the leasing and management of company vehicle fleets), mergers and acquisitions, primary equity transactions, employee savings plans and private banking.

These success stories have been achieved through the adoption of the new "corporate approach" which enables the sales teams from the Business Centres and the Group's specialised businesses to work together in a coordinated fashion to provide clients with the best possible service.


Quelques instants plus tard
REGARDEZ!
!
BY JOVE!!
ILS SONT RAPIDES
CHEZ BNP PARIBAS !!
La banque d'un monde qui change
BNP PARIBAS

BNP Paribas Cash Management

In recent years BNP Paribas has been carving out a place for itself as one of the leading European players on the cash management market with both French and international groups.

Business was particularly strong in 2005, with a more than twofold increase in the number of invitations to tender, the majority from international groups, and an improved success rate. Heineken (the Netherlands), SEB (France), and Carglass Belron and Omega Pharma (Belgium) were among the foremost Groups to entrust BNP Paribas with their international cash management needs, including cash management for their foreign entities and/or the centralisation of their cash management activities in Europe. BNP Paribas also continued to increase its visibility on the US market.

With operations in 19 countries and the capacity to expand, BNP Paribas and its partner banks offer their clients a network comprising 15,000 branches in 33 European countries. The creation of a single euro payments area (SEPA) in 2008 represents a major challenge for companies, which BNP Paribas is ready to take up on their behalf.

BNP Paribas also saw its share of the French cash management market increase by more than 15% in 2005, following successful projects such as the management of a portion of Decathlon's electronic payments business.

The corporate card, an area in which the Bank holds almost 60% of the Visa market, celebrated its 10 years in existence in 2005. BNP Paribas won several new clients for corporate cards during the year, including Auchan and Airbus SAS. At the end of 2004 the Bank joined forces with AirPlus, the European leader in business travel management solutions, to provide customers with a business expense card, Carte Logée, offering flight reservations and related services through a special number. This card has already proved extremely popular.

As part of its permanent quest for innovation, BNP Paribas has continued to develop SwiftNet, a service that opens up the Swift banking communication network to international companies. The number of SwiftNet clients doubled during the year, with 12 French or international companies now using the service. In conjunction with Swift, BNP Paribas organised the first Corporate Forum at the SIBOS exhibition in Copenhagen in October 2005.

A PROFESSIONAL CORPORATE SUPPORT SYSTEM

Unique in the French banking industry, the corporate support system offers two services:

- Cash Customer Services (CCS), providing proactive support in the management of payment methods to some 300 major companies which generate large transaction volumes. Each client has its own designated intermediary for the day-to-day monitoring of all national and international transactions. This personalisation of client relations enables the CCS unit to provide tailor-made services and propose solutions to recurring transaction problems.
- Business Support Services (BSS), comprising a team of professionals who answer questions put to them by telephone or email by BNP Paribas' business clients in France. The questions relate to a range of topics which include daily account management, payment methods and accounting entries. As a single interface, BSE aims to simplify relations between BNP Paribas and its clients and continually improve its quality of services.


C'est très gentil de m'avoir pris en stop !
C'est très gentil de m'avoir accepté à bord !
Que je paye mon billet ou que je saute ? Vous allez rire, suite à un odieux concours de circonstances, je n'ai plus de liquide.
C'est très gentil de m'avoir repêché.
Damned trip ! Ç'aurait quand même été plus simple avec la Carte Affaires BNP Paribas.
BNP PARIBAS

AFTER-SALES ORGANISATION

The reorganisation of the network's back offices continued in 2005

At 31 December 2005, there were 82 PSSBs in operation, working within 14 Production and Sales Support Groups, with a total of 5,100 employees. The project will be completed during the first half of 2006.

This major upgrade in the data processing and sales support system is generating savings in line with forecasts, in terms of both amounts and timing.

Alongside this reorganisation of back offices, the process of revising all operational procedures with a view to optimising and standardising them has been finalised.

The ISO 9001 (version 2000) certification of the three types of platform (formatting, international business and the remote services support centre) was renewed.

The Production Department also took part in the roll out of an LLS-type system aimed at improving the operational effectiveness of these platforms. The method has been successfully tested on the Global Transfers business and will be rolled out over 15 business lines starting in 2006.

Being accessible to all is not only a constant aim of BNP Paribas; it is also part of its duty as a bank. It requires adapting to the specific needs of each customer. And a bank's accessibility begins with its Visually impaired or blind persons certainly know something about this. Until a few months ago, something as simple as withdrawing cash from a cash machine was impossible for them without outside help. Now that BNP Paribas has set up a voice system on several dozen of its ATMs – there will be 250 by mid-2006 – thousands of customers will find their daily life considerably eased.





GILBERT MONTAGNÉ – Singer-songwriter, BNP Paribas customer

« It's a 25-year-old dream that is coming true. When the law on disabilities, voted in 2005, was being prepared, the visually impaired asked me to help them make their case. I made several calls for access to ATMs. Then a manufacturer of ATM equipment contacted me to say that he had designed a system for the visually impaired, that was already in place in



some countries. That's when I talked about it to my bank, BNP Paribas. The person I spoke to listened very carefully and took swift action: BNP Paribas is now the first bank in France to have ATMs that are tailored to the visually impaired. And I know that other banks are going to follow suit. I am so glad to witness this happening. Because it's one thing to dream and hope, but it's another to have your dreams come true. »

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

The International Retail Banking and Financial Services (IRFS) core business has 42,600 employees in 55 countries. It encompasses six business lines: Retail Banking in the United States, Retail Banking in Emerging and Overseas Markets, Consumer Finance, Asset Finance, Mortgage Financing, and Business Equipment Management.

CETELEM'S BEST YEAR SINCE THE CREATION OF BNP PARIBAS

The Cetelem group's new lending advanced 16% in 2005, to EUR 35 billion. Its contribution to BNP Paribas net income before tax was up 19.1%. These results have made 2005 Cetelem's strongest year since the creation of BNP Paribas.

□ **In France, where Cetelem is the market leader in household and consumer credit, new lending rose 13% in 2005, to EUR 17.4 billion.**

Activity managed by Cetelem increased 14% to EUR 12.3 billion, with each of its distribution channels turning in positive performances. Our direct client relationship channel posted the biggest gains, thanks to the updating of our product offerings, continued growth through the internet channel, the appeal of our new sales lead-in and particularly competitive pricing.

LaSer-Cofinoga for its part generated EUR 5.1 billion in new loan business in France for 2005 as whole.

A BNP PARIBAS company


Le compagnon de route idéal
Crédit
+
Services
Viv'Auto

DEVELOPMENT

Cetelem and LaSer-Cofinoga, a new industrial alliance

With the BNP Paribas-backed restructuring of the Galeries Lafayette group's capital at the end of March 2005, the historical partnership between Cetelem and Galeries Lafayette entered a new phase. Cetelem now holds 50% of the capital of LaSer-Cofinoga, a major player in consumer credit. This will allow it to exercise joint control of LaSer-Cofinoga with the Galeries Lafayette group. In so doing, Cetelem has transformed a financial stake into an industrial alliance with LaSer-Cofinoga. This agreement is built on the continued commercial autonomy of LaSer-Cofinoga and synergies in management, risk, sales activity and international development. The link-up significantly reinforces Cetelem's leadership position in France and continental Europe and improves its offerings and processes.


cetelem



□ **Outside France, new lending rose by a sharp 19%, reaching EUR 17.6 billion.**

Having already established a presence in 20 countries by the end of 2004 and a leading position in many countries in continental Europe, the Cetelem group set up operations in five new countries in 2005: Algeria, Romania, Serbia (through Findomestic), Denmark (through LaSer-Cofinoga) and China.

In Germany, the partnership with Dresdner Bank, combined with traditional activities, led to a takeoff in activity for our subsidiary Dresdner-Cetelem Kreditbank, whose lending topped EUR 600 million (i.e., 3.5 times that of 2004). Cetelem's own activity in Brazil also tripled in volume over the year, making Germany and Brazil Cetelem's biggest countries after France, Italy and Spain.

□ **In total, Cetelem's EUR 47 billion in managed outstandings increased 12%.**

LaSer-Cofinoga's share amounted to 25% of this total with the other companies of the Cetelem group scoring gains of 10% to reach EUR 35 billion.

NB: the figures for 2004 and 2005 represent the combined performance of Cetelem, LaSer-Cofinoga and the companies whose loans they manage.

GERMANY

Cetelem and LaSer-Cofinoga, a new industrial alliance

Cetelem and Dresdner Bank have been partners since 2001. At the end of 2004, they signed an agreement to expand that partnership over the long term and develop their joint operations in Germany, one of Europe's two biggest markets for consumer finance.
The agreement has resulted in the creation of a joint venture, Dresdner-Cetelem Kreditbank GmbH (50.1% Cetelem/49.9% Dresdner Bank), which aims to become one of Germany's leading consumer credit specialists.
With this investment, Dresdner Bank has demonstrated its commitment to developing all aspects of its consumer credit business in Germany, drawing on Cetelem's operational, technological and financial know-how.

BRAZIL

Cetelem in Brazil: 2005, an historical year

A three-fold expansion in new loans, strong development of the Aura card (more than one million cardholders, 2,000 shops issuing the card, 30,000 receivers/participating merchants) and coverage extended to the high-potential North-East region all contributed to the sizable earnings generated by Cetelem's Brazilian operations overall, including its stake in CACC with Carrefour.

PRIVATE MORTGAGE
UCB

STRONG GROWTH AMONG EUROPEAN SUBSIDIARIES

- UCB's subsidiaries experienced strong lending growth of 14% in France, 55% in Spain, 29% in Italy, and 177% in the Netherlands, thanks to buoyant conditions in the property market and favourable interest rate trends. The international subsidiaries' share of total lending exceeded 53%.

- On 1 September 2005, UCB absorbed Abbey National France (ANF), which it had acquired in November 2004. The absorption was rapidly followed by the transfer of ANF's debt consolidation and rental property investment activities to BNP Paribas Invest Immo, the subsidiary specialised in financing investment in rental properties. The two banks' information systems and middle and back offices also merged at this time.

- These transactions have led to the management, by UCB, of over one million contracts: 80,000 for its subsidiaries and over 700,000 for Société Générale.

- The link-up of BNP Paribas Invest Immo and Abbey National France has allowed UCB to expand its offering, in particular in the areas of rental property investments, the provision of mortgages to non-French customers investing in France, and debt consolidation.


UN CRÉDIT IMMOBILIER UCB
VOUS DONNE PLUS DE POUVOIRS
CHANGEZ LIBREMENT DE COMBINAISON
POUR OPTIMISER VOTRE INVESTISSEMENT.
On n'a pas fini d'inventer le crédit immobilier
UCB


LE MORTGAGE
The mortgage specialist for France
UCB


BNP PARIBAS FRANCE

CONTINUED INTERNATIONAL DEVELOPMENT

A European leader, and no.1 in France with a market share of some 20% *(source: ASF)*, BPLG continued to expand on an international level: new lending outside France grew by 13.6% and now represents 38.1% of the total.


BNP PARIBAS
LEASE GROUP

BPLG met its lending, margin and risk control targets, whilst fulfilling its external development and organic growth objectives.

Business levels in Europe remained strong. With almost 220,000 loans in 2005, BPLG is one of the leading European players in the small ticket leasing and vendor program fields.

BPLG provided EUR 2 billion in short-term loans and EUR 6.14 billion in medium- and long-term loans in 2005, up 7.3% on 2004's figure.

BPLG STRENGTHENED ITS PRESENCE AND EXTENDED ITS GEOGRAPHIC REACH

- BPLG has enjoyed a presence in Belgium since 1991. In October 2005 it strengthened its foothold in the region with the acquisition of leasing company J Van Breda, located in Antwerp and specialised in the financing of IT, office systems and medical equipment.
- Following the acquisition by BNP Paribas of an interest in the TEB Mali's holding company, BPLG entered into a business cooperation agreement with TEB leasing, a subsidiary of TEB Bank in Turkey. This will enable BPLG to extend its geographic reach in Turkey, where the market has been witnessing growth of approximately 25% per annum since 2001.

STRONGER AND BROADER PARTNERSHIPS

- Bomag joined forces with BPLG to create Bomag Finance, through which it plans to offer a global "equipment, service and financing" solution. Bomag is a subsidiary of the Fayat group, and this offering will target all entities of Fayat's Road-Building Equipment Division.
- BPLG has been a partner to Claas, one of the world's largest agricultural equipment manufacturers, since 1999. In 2005 the two companies bolstered their relationship with the creation of Claas Financial Services (CFS). As a result of this new commitment:
  - Claas now holds 40% of CFS' capital;
  - a new CFS subsidiary was set up in Spain;
  - a cooperation agreement was signed with BPLG in Italy for activities to be carried out under the name of CFS.
- Danka France, provider of print and document solutions and the top independent office technology distribution group in France, signed an exclusive branding agreement with BPLG. This agreement creates a joint financing venture named Danka Financements – Département BPLG.

BUSINESS EQUIPMENT MANAGEMENT


Nessuno veste meglio
il vostro parco auto.
ARVAL

SUSTAINED GROWTH

• **Cars and light trucks: Arval**

The European market for long-term rental of car and light truck fleets continued to expand, with nearly 5% growth year-on-year in the number of rented vehicles.

Arval once again far outpaced market performance with an 8% increase in the size of its rental fleet. The company gained market share in most of the countries where it is established, particularly in the Netherlands, Germany, Spain, and Portugal. This rental fleet represented total assets of EUR 5.9 billion at 31 December 2005.

Arval also continued to expand its geographical coverage, with the dual goal of responding to growing demand for global solutions from large international groups and taking advantage of local development potential. A new subsidiary was set up in Brazil and plans were drawn up for a new plant in Russia.

• **Heavy goods vehicles: Artegy**

Difficult market conditions are causing companies to seek further efficiency gains in all areas of manufacturing and retailing. That is why Artegy's innovative solutions, which provide a broad range of services through a network of external specialists, are drawing new customers that want to optimise their transportation function at the operating, financial and accounting levels.

As at 31 December 2005, Artegy managed a total of 14,281 heavy goods vehicles.

• **IT related assets: Arius**

Against a backdrop of considerable price decreases in the information technology market, Arius recorded 2.3% revenue growth while actively continuing to develop its desktop asset management business. The company is now focused on its core business and is seeking to develop higher value-added services, while continuing to pursue synergies with the French Retail Banking network.

SERVICES OFFERED BY ARVAL

- Purchase and financing of cars and light trucks under long-term leasing arrangements.
- Car policy advisory services.
- Strategic advice on asset management through Arval Consulting.
- Vehicle maintenance management, under either fixed-price or cost-plus invoicing models.
- Roadside assistance and replacement vehicle management.
- Insurance and claims management.
- Fuel card management.
- Fleet management reporting.
- Vehicle resale assistance.
- Fleet buyback.

SERVICES OFFERED BY ARIUS

- **Leasing solutions:**
  - hardware and software;
  - France and other countries.
- **Dynamic desk-top asset management:**
  - consideration of administrative, financial, technical and physical aspects;
  - on-line and real time data management.
- **Equipment renewal:**
  - recycling;
  - compliance with waste processing standards relating to end-of-life equipment.

SERVICES OFFERED BY ARTEGY

- **Full service long-term leasing for industrial vehicles:**
  - joint vehicle design, followed by manufacture and delivery;
  - inspection follow-up;
  - maintenance and tyre management.
- **Fleet management.**
- **Fleet buyback.**
- **Resale of used vehicles.**

PRESENCE AND COVERAGE OF THE BANCWEST NETWORK



- Arizona
- California
- Colorado
- North Dakota
- South Dakota
- Hawaii
- Idaho
- Kansas
- Iowa
- Missouri
- Minnesota
- Nebraska
- Nevada
- New Mexico
- Oklahoma
- Oregon
- Utah
- Washington
- Wisconsin
- Wyoming

VIGOROUS ORGANIC GROWTH AND NEW ACQUISITIONS

2005 saw another year of vigorous growth for the American economy, despite the upsurge in oil prices, the continued flattening of the yield curve, and the devastating hurricanes that hit the country.

GDP growth has been verging on 4% in the US over the last ten quarters. This has been mainly due to strong consumer spending, but also sustained investment by corporations, whose earnings and cash reserves have increased considerably.

Against this favourable background, BancWest remained on a course of brisk organic growth in the western United States and Hawaii, while completing the integration of the two banks acquired at the end of 2004, namely Community First Bancshares, with 155 branches in 12 states in the western US, and Union Safe Deposit Bank, with 19 branches in California. The synergies expected from these acquisitions have been achieved.


BANK
OF THE
WEST

BancWest acquired Commercial Federal Corporation for USD 1,360 million on 2 December 2005, as planned, marking a new phase in its growth strategy. Commercial Federal, which is based in Omaha (Nebraska) had a network of 198 branches in seven states in the western US and more than USD 10 billion in total consolidated assets. This entity was merged into Bank of the West at operating level as of the acquisition date. The merger is expected to generate significant cost and revenue synergies.

This acquisition allows BancWest to considerably strengthen its presence in a region that has more than 100 million inhabitants and offers one of the greatest prospects for demographic growth in the United States.

BancWest saw total assets rise 30% year-on-year to USD 66.3 billion and its network grow to 739 branches in 20 states. In terms of deposits, it is now the 6th-largest bank in the western United States *(source: FDIC, 30 June 2005)*.

With its millions of Asian and Latin American immigrants, California is the epitome of a cultural melting pot. That is why set up

a network of 18 bilingual branches specifically designed to serve the needs of immigrant communities in California, especially the Asian population. It has met with remarkable success: Pacific Rim now has 30,000 individual customers and 5,600 business customers. One of the latter is King Lee, 32, a pastry chef from Taiwan who has lived in the United States since 1999 and runs the Vanille de Patisserie and Vanilla Cake pastry stores. His company specialises in French pastry and is extremely successful: he is planning to open five to ten more stores in the coming years.



KING LEE – Owner of the Vanille de Patisserie and Vanilla Cake pastry stores, San Marino

« I have been working with the South Pasadena branch of Pacific Rim for many years. Their expertise in financing has helped us achieve our success. Over the years, we have developed close business relations, which we hope to maintain to support our growth. There is real demand for French pastry – and that is our speciality. We want to stand out from the crowd. There are too many traditional Chinese bakeries in our community. We want to do something different. French pastry is going to become a big market in Los Angeles, because customers are looking for diversity. »


Orange
White Chocolate
6.25
柳橙手工餅乾

EMERGING MARKETS AND OVERSEAS (EMO)

FACT-PACED EXPANSION AND SURGE IN PROFITABILITY

In 2005, Retail Banking in Emerging Markets and Overseas (EMO) was one of the Group's main growth drivers. The business is pursuing a pragmatic but ambitious strategy in all of its 31 territories, focusing on:
- organic growth and an expanded service offering in the countries in which it operates;
- setting up greenfield operations in new geographic locations, with the aim of rapidly building a large-scale network and capitalising on external growth opportunities as and when appropriate;
- acquisitions where opportunities exist.

The existing network (500 branches in 2004) underwent **fast-paced expansion in 2005, with the creation of 74 new outlets** (36 in North Africa, 26 in Turkey, 5 in Egypt, 2 in Senegal and 1 in Kuwait, Saudi Arabia, Mali, Guinea and Guadeloupe). In line with these developments, the networks fleshed out their offering, with the introduction of the corporate card in Morocco, the Mobibank in Tunisia, the Festival package in Burkina Faso, the ATM Plus in Gabon and Islamic financing in Doha. The expansion of Western Union also continued apace (185 branches in eight countries).

Importers and exporters who are clients of Emerging and Overseas Markets have access to the teams of international trade specialists working in BNP Paribas' international network of Trade Centres. In step with developments in the business, six new centres were opened in 2005 in Kuwait City, Riyadh, Istanbul, Izmir, Adana and Alexandria.

Synergies have been accentuated with the Group's other businesses. The networks supported the expansion of the Group's other activities, for example through the partnership with International Private Banking in the Middle East, the cooperation agreement with BNP Paribas Lease Group and TEB in Turkey, the agreement between Cetelem and French Overseas departments on the sale and marketing of the Aurore card, and the agreement signed in January between Cetelem and NCCB regarding the distribution of consumer credit in China.


4

BNP PARIBAS DAKAR

The Bank also made rapid inroads into new countries, where it aims to become one of the top-ranking players, following its success in **Algeria.** BNP Paribas El Djazaïr was opened in Algeria in 2002 and now has over 200 employees and 13 branches, set to increase three-fold by the end of 2006. Driven by a strong commitment to develop synergies with all of its businesses, the Group has obtained a licence that will enable Cetelem to begin offering consumer credit in the near future.

In the same vein, the subsidiary Atisreal has just been chosen by the Algerian government to oversee the organising of the real estate appraisal profession in Algeria.

Two branches were also opened in 2005 in **Saudi Arabia** and **Kuwait,** where the Group obtained the first full-year licences awarded to non-regional foreign banks. These entities were quickly operational thanks to the existing regional structure in Bahrain, and began to offer services to private individuals and companies.

The business was given further impetus by a **number of external growth transactions.**

In February 2005, the Group acquired 50% of Türk Ekonomi Bankasi's (TEB) holding company in **Turkey.** TEB reported strong growth in business and revenues in 2005, buoyed by the synergies unlocked with the Group's other businesses.

In December, BNP Paribas signed a strategic agreement in **China** with the Chinese bank Nanjing City Commercial Bank (NCCB) in which it acquired an interest of 19.2%. NCCB is the 8th-largest city commercial bank in China in terms of assets, and has some 60 branches employing close to 1,500 people. As part of their partnership agreement, the two banks are to begin cooperating closely in the field of retail banking, fixed income, consumer credit, wealth management, risk management, information systems and organisation. It is hoped the agreement will develop and enhance NCCB's competitiveness, allowing it to leverage new opportunities stemming from the fast-paced changes in the Chinese financial services market.



BNP PARIBAS ALGIERS

NANJING, GATEWAY TO CHINA

南京市商业银行
NANJING CITY COMMERCIAL BANK

This year, the National Bureau of Statistics of China ranked Nanjing as the nation's 6th-largest city behind Shanghai, Beijing, Shenzhen, Guangzhou and Tianjin, and while its internationalisation remains relative, the capital of Jiangsu Province is one of China's leading destinations for foreign investment. Its numerous strong points include the striking 15.3% rise in GDP achieved in 2004, high education levels and an efficient transport network.

More than 8,000 foreign companies have set up in this city of nearly 6 million citizens, including multinationals such as BASF, Motorola, Ericsson, Philips and Fiat. Many French companies have also established a presence in the region, including Carrefour, Valeo, Saint-Gobain, Alliance Métal, Timcal, and glass and crystal producer Arc International, etc.

The Group has also launched Retail Banking operations in **Russia** supported by its Russian-based subsidiary BNP Paribas Zao, which since 2002 has provided services in capital market transactions, international trading and corporate financing. The initial aim of this project is to open 150 branches over the next six years in the Moscow region and in other major Russian cities. Cetelem is also set to offer consumer credit from the end of 2006.

Lastly, an agreement was signed in December in **Ukraine** with the majority shareholders of UkrSibbank for the acquisition of 51% of its capital. The aim of the agreement is to continue pursuing development opportunities in a rapidly-expanding and increasingly consolidated market. UkrSibbank is Ukraine's 5th-largest bank, with 10,000 employees and 763 branches in more than 100 cities across the country.





BERNARD DELEUZE – BICI-GUI, CEO and Head of Territory, Conakry

« Through micro-credit, these institutions act as lenders and allow people who have never stepped inside a bank in their lives to become familiar with the workings of credit. Our bet is that after a successful experience with micro-credit – which is common, because repayment rates are fairly good in micro-credit – these borrowers will be able to

In a country such as Guinea, which has a very low usage rate of banking facilities, creative solutions have to be found to attract customers, leaving no stone unturned and adapting to local conditions. BICI-GUI has chosen to support micro-credit. Although its branches do not offer micro-credit – that is not its role – BICI-GUI finances several players who are active in that area, including Crédit Rural de Guinée, Guinea's leading supplier of micro-credit with a network of 140 branches. It also co-finances projects with USAID-funded PRIDE Finance, and has clinched a number of alliances with the association of informal-sector Guinean shopkeepers *(Association des commerçants guinéens du secteur informel)*, which boasts more than 15,000 members. For BICI-GUI, this is a bet on the future.



start looking at other, more sophisticated banking services. And we will be there to welcome them. In this country, where the informal economy represents 60% to 80% of GDP, anything that can help move the Guinean economy a little further into the formal sector is good for us. It is in our long-term interest: with a 40% market share, we are the largest local bank in Guinea. And if we want to develop, we have to promote the use of banking facilities by the population, by offering services that are tailored to its needs. »

ASSET MANAGEMENT AND SERVICES





The Asset Management and Services (AMS) core business comprises all of the Group's investor services businesses and leads the BNP Paribas asset gathering effort. One of the foremost players in Europe, AMS offers fund management and discretionary asset management services, backed by a range of high value-added investor services.

AMS leverages expertise in three main areas:

- □ Wealth and Asset Management, comprising Private Banking (BNP Paribas Banque Privée), Asset Management (BNP Paribas Asset Management), on-line brokerage (Cortal Consors) and personal investment services (BNP Paribas Immobilier);
- □ Insurance (BNP Paribas Assurance);
- □ Securities Services for global companies and financial institutions (BNP Paribas Securities Services).

Through these six businesses, which count more than 16,600 employees in some 40 countries, AMS offers a comprehensive range of products and services to a broad investor clientele, including institutional clients, corporations and private individuals.

Each AMS business was a leader in its market in 2005.

INCREASED EARNINGS AND CONTINUING DEVELOPMENT

Buoyed by robust markets across the globe with the exception of the US, BNP Paribas Banque Privée reported a sharp rise in earnings in 2005 and forged ahead with its expansion efforts.

Expansion of the client base, through:

- tumultuous growth in business with high net worth individuals both in France and abroad;
- dedicated teams of specialists to effectively respond to the specific needs of each client segment;
- leveraging synergies between Group businesses - both on the corporate side (French Retail Banking, Corporate and Investment Banking) and on the personal banking side (International Retail Banking).

Expansion of product and service offerings, through:

- strong growth in the discretionary asset management business, boosted by the roll-out of a new offering at all international Private Banking outlets (Performance Absolue and Capital Protégé) and the launch of new innovative mandates such as First and Equity Alpha;
- upturn in structured products thanks to year-long advertising campaigns and the launch of new commodity-indexed products;
- expanded range of internal and external funds and hedge fund offerings;
- development of the Private Equity business with bespoke marketing initiatives.


BNP PARIBAS

Expansion of integrated technology platforms, through:

- early implementation of functionalities associated with new European regulations;
- integration of acquisition-based portfolio platforms, leading to synergies;
- roll-out of an online tool offering clients the possibility of consulting their accounts in a dedicated and secure environment;
- sophisticated client reporting and management tools to enhance the offering.

Organic growth and external expansion

BNP Paribas Banque Privée continues to actively seek both internal and external growth opportunities.

- The business reported a surge in organic growth in 2005, buoyed by the launch of Private Banking operations in Hungary and Brazil as of 1 January 2005, the opening of BNP Paribas Private Bank Asia's onshore business in Taiwan (which rounds out its already-existing presence in Hong Kong and Singapore), and the consolidation of the Private Banking business in the Middle East, in conjunction with the Bank's International Retail Banking arm.
- Building on the acquisition of the prestigious Dutch outfit Nachenius, Tjeenk & Co., the takeover of CaixaBank Banque Privée (Switzerland) and the transfer of Citigold International Wealth Management's clients in Switzerland, in 2005 BNP Banque Privée pressed ahead with its targeted expansion strategy. The year saw the successful mergers of the end-2004 acquisitions, Société Monégasque de Banque Privée and Bank von Ernst (Monaco), with the Bank's existing operations in Monaco. This allowed BNP Paribas Banque Privée to consolidate its position at the forefront of the Monegasque Private Banking market.





By its global presence, BNP Paribas is a crucible of diverse experiences and practices, from which a variety of lessons can be drawn. Employees need to be made aware of this richness, and the earlier the better. That is the idea behind the [illegible] programme for young graduates. This Worldwide Integration Network programme brings together 50 young managers coming out of some of the best universities worldwide. They take part in multi-cultural English-language seminars, where they are split into cross-functional project groups. Over a two-week period, they tackle project management, communication, leadership and meeting facilitation. Pooja Tayde, 26, flew to Paris from Mumbai to take part in the programme.



POOJA TAYDE – Assistant Manager, Training and Communications, Mumbai

"The presentation on BNP Paribas' worldwide presence afforded me a better understanding of the Group's strength and its leading position on financial markets. But the greatest feature of WIN in my mind is to mix 50 participants and their different cultures, functions, academic backgrounds and ambitions. Each project group is a blend of business lines and territories, and that's what makes the seminar such a special learning experience. WIN helped me be more aware of other cultures. I realised that to create smooth working relations, professionalism and tolerance have to go hand-in-hand. And I also managed to learn a few words of French: "merci beaucoup!""

A EUROPEAN CHAMPION CONTINUES TO GROW

In 2005, the US magazine *Institutional Investor* ranked Cortal Consors in 3rd place among the best non-US online financial companies.

Germany

- Cortal Consors Select, the network of independent financial advisors, was voted best advisory service *(source: EuroFinanzen)*.
- Cortal Consors Germany came in 2nd place in a ranking of banking multi-distribution.
- Launch of "Superzins", a savings account paying 3% interest.
- Cortal Consors Germany gave its clients the possibility of placing "limit" and "stop" orders to be able to trade on OTC markets.
- The ActiveTrader software won first prize among trading tools reviewed by *Börse Online* magazine.
- The German version of Euroweb was rolled out, following closely on the heels of the French version.
- Cortal Consors' back office system successfully completed its migration to a new platform.

France

- Twelve "Villages du Patrimoine" advisory centres have now been set up in France to provide one-on-one advice.
- In partnership with FundQuest, Cortal Consors launched a new range of funds of funds, called "Open", which include four different risk profiles.
- As part of the link-up between B*capital and Cortal Consors, a first series of development synergies have been implemented.


Cortal Consors

CORTAL CONSORS SELECT VOTED BEST SERVICE IN GERMANY

Cortal Consors' exclusive network of non-salaried financial advisors has been awarded the first prize for best advisory service by *EuroFinanzen*. This magazine's criteria for recognising Cortal Consors Select were the quality of advice, the reasonable level of trading fees, as well as the commitment and professionnalism of advisors.

CORTAL CONSORS RANKED 2ND IN GERMANY IN MULTI-DISTRIBUTION OF BANKING SERVICES

New Investor, a quarterly magazine distributed by several financial newspapers, commissioned the independent SWI Finance institute to conduct a survey testing the distribution channels (web, telephone, branches, etc.) and quality of products offered by 16 online banks and distributors, including Citibank, Comdirect, Commerzbank, Cortal Consors, Deutsche Bank, Dresdner Bank, HypoVereinsbank, ING Diba, Postbank and more. Overall, Cortal Consors came in 2nd in the ranking.

LAUNCH OF "SUPERZINS" SAVINGS ACCOUNTS IN GERMANY

In the summer of 2005, Cortal Consors launched a new savings account offering 3% interest for one year for investments of between EUR 2,500 and EUR 10,000. The launch was supported by web, television and press advertising campaigns. Dubbed "Superzins", this account offers one of the highest returns available in the German market.

Spain

□ Cortal Consors Spain opened its first advisory centre in Madrid, where clients will be able to receive one-on-one advice and attend seminars.

Belgium

□ Cortal Consors Belgium broadened its network with the establishment of a new site in Wavre.

Luxembourg

□ Cortal Consors Bank became a department of BNP Paribas Luxembourg in order to boost its development in international markets.

Italy

□ Cortal Consors launched Conto Swing, a free account that guarantees 4% interest for two months up to EUR 20,000.


Placements Open
4 placements parmi lesquels vous circulez librement, pour plus de performance.
Renseignez-vous ici.
CortalConsors

ADVISORY CENTRES IN FRANCE

Cortal Consors and Cardif teams dedicated to one-on-one advisory services have been brought together under the Cortal Consors banner. Twelve new advisory centres throughout France, called wealth management "villages", advise clients on savings, life insurance, stock market investments and retirement planning. Cortal Consors has thus doubled its sales outlets in France and strengthened its sales force.

LAUNCH OF "OPEN", A RANGE OF FUNDS OF FUNDS, IN FRANCE

This new range comprises four funds of funds with different risk profiles, spanning conservative to aggressive. Their component funds have either outperformed their benchmark index or received a Standard & Poor's rating of 4 stars or higher. Clients can perform arbitrage operations between funds without being charged an entry fee, which adds up to complete freedom to draw upon the best investment opportunities.

LAUNCH OF CORTAL CONSORS EUROPEAN WEBSITE

In September 2004, Cortal Consors France launched its new website, a portal offering free access to the latest financial information and new trading services. In 2005, the German site was rolled out. In 2006, Spain, Luxembourg and Belgium will also have similar technological and financial platforms. Between 2004 and 2005, the number of pages viewed surged from 392 million to 578 million, representing an increase of nearly 50%.

BNP PARIBAS ASSET MANAGEMENT

SUSTAINED GROWTH IN 2005

BNP Paribas Asset Management reported sustained growth in 2005, with a rise of 40% in assets managed and advised (from EUR 196 billion to EUR 274 billion). This growth is due to various factors:

- A strong sales and marketing momentum and the launch of new products (ABS, Performance Absolue, High Alpha Fixed Income, Emerging Markets, etc.) drove substantial organic growth, with BNP Paribas Asset Management scoring a number of important contracts with major institutional investors.
  Our Luxembourg-based Parvest umbrella fund, now registered in the United Kingdom, continued to expand, and with EUR 2.85 billion in new money in 2005, ended the year with more than EUR 20.5 billion of assets under management.


EasyETF CAC 40®
Un pur concentré de CAC 40®
EasyETF
INVESTMENT MANAGERS
BNP PARIBAS

In France, for the second year running, BNP Paribas Asset Management's range of mutual funds won *Investir* magazine's Laurier d'Or, awarded to the best product range developed by major banking networks over five years.

- Strategic development through the acquisition of equity interests or specialised companies continued apace:
  - In association with AXA Investment Managers, BNP Paribas Asset Management now offers a wide array of trackers marketed under the EasyETF brand name.
  - With the acquisition of FundQuest in the United States, BNP Paribas Asset Management has become a worldwide leader in open-architecture, for which it is one of the pioneers in Europe. At end-December 2005, it had EUR 32.7 billion of assets under management.
  - Lastly, BNP Paribas Asset Management pressed ahead with its development strategy in emerging markets and created a joint venture in India with Sundaram Finance.




神田明神



BNP PARIBAS TOKYO

EASYETF: A COMPLETE RANGE OF SUCCESSFUL TRACKERS

The EasyETF trackers range, developed jointly with AXA Investment Managers since early-2005, now has 19 trackers listed on Euronext Paris, Xetra and the Swiss Stock Exchange and represents total assets of more than EUR 2 billion. A tracker is a continuously traded marketable security which reproduces the price of a share index that could be global or specific to an industry or geographic area. Trackers make it possible to easily take an overall position in a market. The EasyETF product offering includes, in addition to global trackers for the main European and international securities indexes, the first industry-specific range in the eurozone, the first quoted real estate tracker (EasyETF EPRA Eurozone) and the first commodities tracker (EasyETF GSCI). The EasyETF range leverages the expertise of a team of experienced fund managers and is supported by a solid financial and quantitative research unit.

BNP PARIBAS ASSET MANAGEMENT DEVELOPS ITS HIGH ALPHA BOND MANAGEMENT

BNP Paribas Asset Management has chosen to implement an ambitious plan to develop specific management techniques applicable to credit markets (investment grade, non-investment grade, securitisation, structured, etc.) in the form of equities & bonds or derivatives, in order to offer a range of mutual funds as well as structured investment solutions (management of CDO and CPPI collateral). The dedicated team of specialists has extensive experience in credit markets and draws on a perfectly integrated mix of fundamentals- and quantitative-based approaches.

BNP PARIBAS ASSET MANAGEMENT BECOMES WORLD LEADER IN OPEN-ARCHITECTURE

The acquisition of FundQuest in the United States is the final piece in BNP Paribas Asset Management's strategy to create one of the world's largest open-architecture platforms based on the selection of the best management organisations and a high level of technical acumen. FundQuest has a strong foothold on the US managed accounts market and a leading position in European multi-management thanks to the pooling of its resources with those of Cortal Consors Fund Management, which now operates under the FundQuest brand name.

BNP PARIBAS ASSET MANAGEMENT AND SUNDARAM FINANCE LTD CREATE A JOINT VENTURE IN INDIA

Sundaram BNP Paribas Asset Management Company Limited (with more than EUR 500 million of assets under management) is the result of a strategic asset management partnership agreement. Combining the management of locally regulated products and the reputation of Sundaram Finance with the product expertise and global distribution capacities of BNP Paribas Asset Management, the new outfit has been able to further expand its footprint into new markets. BNP Paribas Asset Management is now present in six emerging countries (Argentina, Brazil, China, Korea, India and Morocco) and through its locally-based teams, manages assets worth more than EUR 14 billion (not including India), making it one of the leading worldwide players in this field.

A BANNER YEAR IN EACH OF ITS BUSINESSES

Following the acquisition of Atisreal International in 2004, BNP Paribas Immobilier is continental Europe's leading provider of real estate services to companies, with more than 2,500 employees in seven European countries as well as in New York.

It offers a range of services that is unrivalled in Europe, thanks to the combination of subsidiaries operating in four key businesses.

Advisory services, valuations and transactions

- **Business volume:**
- Atisreal sold more than 4.8 million sq.m. of office space in Europe, and performed over 22,000 valuations;
- Les Espaces Immobiliers BNP Paribas and Gérer sold over 3,700 new or previously occupied housing units in France.

- **External growth: Atisreal strengthened its European network:**
- by taking over some of Chesterton's operations in the United Kingdom;
- by acquiring the Milan-based company Opera Re.

Real Estate Investment Management

- **The business has been fully reorganised under a single Europe-wide brand, BNP Paribas REIM.**
- **Three new products were launched:**
- the EP 1 investment fund, (with an investment capacity of more than EUR 500 million);
- a second French property fund qualifying for tax benefits available under the de Robien Act, which collected over EUR 60 million in deposits;
- the Opéra Rendement property fund, which can be transformed into France's new OPCI real estate mutual fund in 2006 and has EUR 150 million in investment capacity.

HEAD OFFICE OF CASINO BUILT BY MEUNIER IMMOBILIER D'ENTREPRISE, ST-ETIENNE



Property Management

- **Commercial real estate:** Comadim was awarded new mandates representing over 500,000 sq.m. of office space, and will expand its portfolio with the acquisition of Newport, which manages 1.6 million sq.m.
- **Individual housing**

- Gérer and Les Studélites expanded their portfolio of housing units under management by more than 8,000 units or 48%, through a combination of organic growth and two acquisitions:
  1. BSA Immobilier in the Rhône-Alpes (taken over by Les Studélites);
  2. Sanchez, a Toulouse-based agency.

Property Development

- **Commercial real estate:** Meunier Immobilier d'Entreprise started building 115,000 sq.m. of office space in 2005.
- **Individual housing:** in 2005, Meunier Habitat started building over 1,500 housing units in the Paris region, Rhône-Alpes and southern France.



MEUNIER IMMOBILIER D'ENTREPRISE: BUILDING THE CASINO GROUP'S HEAD OFFICE IN SAINT-ETIENNE AND BROADENING THE COMPANY'S REGIONAL BASE IN FRANCE

The Casino supermarket group has selected Meunier Immobilier d'Entreprise to build its corporate headquarters in Saint-Etienne, in the Rhône-Alpes region. Made up of 90,000 sq.m. of basic office space and including 940 parking spaces, the new building will bring under one roof 2,300 employees who are currently spread across 13 sites in the city of Saint-Etienne and its suburbs. Launched in October 2005, the work is scheduled to be completed in May 2007.
Meunier Immobilier d'Entreprise is determined to develop its operations beyond its traditional base of the Paris area. This project, its second large-scale office building in the Rhône-Alpes area, represents a major step in that direction.

A LEADING ROLE FOR BNP PARIBAS REIM

BNP Paribas Immobilier's Europe-wide brand for property asset management makes its mark
BNP Paribas Immobilier has just brought all of its operations in the field of third-party management of property assets under a single brand, BNP Paribas Real Estate Investment Management (REIM).
This brand brings together the operations previously conducted under the banners of Antin Vendôme, ECM Real Estate and Asset Partenaires in France, as well as in the asset management departments of Atisreal in the United Kingdom and the Benelux countries.
At end-2005, BNP Paribas REIM had EUR 4.5 billion in assets under management, comprising:
- property investment funds;
- SCPI property funds;
- direct real estate investments;
- other investments.

Developing BNP Paribas REIM's operations is a major strategic focus for the coming years, because property asset management generates synergies among the different departments of BNP Paribas Immobilier and with the other businesses of BNP Paribas.





A company's development and success abroad depend not only on following the economic rules of the local market, but also on adapting to the cultural idiosyncrasies of the country. That lesson has not been lost on Cardif Japan. The company has launched innovative insurance products that exactly meet the needs of contemporary Japanese society. One of the most striking examples is a product that covers risks related to serious illnesses – e.g. cancer, heart attack or stroke – and is linked to a mortgage loan.





JUN AOKI – Manager of Cardif Japan, Tokyo

« Imagine someone who has taken out a 30-year mortgage loan to buy a house. Now imagine that this person is suddenly diagnosed with cancer or any other serious disease. If this person has taken out our policy, all mortgage payments will be taken over by the insurer, leaving the patient free to focus entirely on following the treatment and getting better, without worrying about the loan. *Such moments are difficult enough as it is, so knowing that you have a home for you and your family – and that it is yours – is a huge relief.* We designed this product through close observation of Japanese society. In Japan, house prices are extremely high, loan terms are very long – 25 to 35 years – and cancer and other serious diseases are among the highest causes of mortality. Until 2004, Cardif was the only company offering this type of product. It has proved such a resounding success that it is now marketed in Japan by 46 banks and 10 non-banking institutions. »



RISE IN BUSINESS IN ALL COUNTRIES

BNP Paribas Assurance increased total revenues by 14% in 2005 to reach EUR 13 billion, capitalising on the upturn in the equity markets which spurred the growth in life insurance.

All of the countries in which BNP Paribas Assurance operates contributed to the rise in business, with Asia and America leading the way, reporting growth of more than 76% and 30% respectively. At nearly 10%, growth remains vigorous in Europe despite the maturity of the markets.

New money invested in **savings products** totalled EUR 10.3 billion.
In France, new inflows reached EUR 8.7 billion. At constant scope, excluding the impact of the sale of Antarius – a life insurance company jointly owned with Crédit du Nord – revenues surged 18.2%, significantly outperforming the market's 14% *(source: FFSA)*. The launch of new products in Private Banking (Privilège, Performance), BNP Paribas branches (Hawaii-Profilea) and the Cardif network (Partéis, etc.) boosted business with individual clients. In 2005, the Cardif network's revenues surged 46% to an all-time high of EUR 1.4 billion.


Cardif Asset Management.
Plus réactif, plus souple, plus malin COFD.
CARDIF
Une société de BNP PARIBAS

Link-up of Cardif Asset Management with BNP Paribas' Asset Management business.

21 rue de la Banque
Patrimoine MANAGEMENT & ASSOCIÉS

BNP PARIBAS TAKES OVER JP MORGAN ASSET MANAGEMENT'S RETAIL BUSINESS IN FRANCE

JP Morgan Fleming Investissement and JP Morgan Fleming Sélection, now operating under the "Patrimoine Management et Associés" banner, designs and distributes a wide array of financial solutions through its network of 120 financial advisors and 300 independent asset management advisors. By diversifying its distribution networks, BNP Paribas Assurance expects to step up its growth on the savings market in France.

CARDIF ASSURANCE VIE AND NATIO VIE MERGER

In October 2005, BNP Paribas Assurance merged its two life insurance companies, Cardif Assurance Vie and Natio Vie. Cardif Assurance Vie is now BNP Paribas' sole life insurance company in France.

CREATION OF A JOINT VENTURE WITH MAGAZINE LUIZA IN BRAZIL

In December 2005, Cardif created an insurance company through a joint venture with Brazil-based Magazine Luiza, a chain of stores specialised in household appliances and furnishings. This was a first for Cardif, which until then had six joint ventures with banks and financial institutions.

New cash inflows on unit-linked business were 50% higher than the market *(source: FFSA)*, thanks in particular to the increase in arbitrage transactions on euro-denominated contracts and the commercial acumen of sales teams.

Outside France, savings inflows increased by 23%, to EUR 1.6 billion, with substantial advances reported in South Korea, Italy and Taiwan.

BNP Paribas Assurance continued to develop its **protection** business, generating premium income of EUR 2.6 billion in 2005, up from EUR 2.3 billion in 2004.

In France, the key contributors to this performance were BNP Paribas branches and the Cardif network, whose Cardif Garantie Emprunteur creditor insurance product proved highly successful.

Outside France, growth held firm, with particularly strong development in "mature" countries (Japan, Poland, Chile), and promising new business for the most recently established operations (Russia and Switzerland).

In property and casualty insurance, Natio Assurance's revamped motor insurance offering was developed in partnership with AXA. The number of contracts signed rose by 130% with total revenues reaching EUR 80 million in 2005.


Protecting Financial
CARDIF

RECORD LEVEL OF SAVINGS INFLOWS FOR CARDIF IN FRANCE THROUGH INDEPENDENT FINANCIAL ADVISORS

Savings inflows were boosted by the strong performance of the financial markets (since a large share of the inflows was invested in unit-linked business), the launch of new products such as Cortal Consors' share account offering, and the dynamism of the sales teams.

LAUNCH OF THE NEW MOTOR INSURANCE OFFERING

The new motor insurance offering launched by Natio Assurance in April 2005 fuelled growth in the property and casualty insurance business, with a rise of 130% in the number of contracts.

VIETNAM: 30TH OUTLET FOR CARDIF

Since February 2005, Cardif has had a sales office in Vietnam, a first step towards its obtaining a license to operate as an insurer.

BUDGET PROTECTION

Cardif carries out a consumer survey in 14 countries

Conducted in February and March 2005, the survey of consumer behaviour and expectations in relation to budget protection issues revealed:
- a strong feeling of vulnerability in the face of life's uncertainties (death, serious illness, road accidents, family trauma), accompanied by a greater sense of financial vulnerability (faced with a loss of employment, only 36% people considered they could maintain their current quality of life beyond three months);
- an appetite for consumption, financed in particular by credit both in emerging countries, seduced by western life styles, and in developed economies, where people are intent on maintaining a high quality of life;
- a strong interest in insurance products which are seen by those surveyed as a way of covering expenses and borrowings needed to meet life's contingencies.

EUROPEAN LEADERSHIP STRENGTHENED BY INNOVATIVE PRODUCTS AND SERVICES

Leveraging a local presence, precise knowledge of each market and leading-edge technological expertise, BNP Paribas Securities Services provides each client with the solutions that best meet its needs.

In early 2005, BNP Paribas Securities Services and Global Equities and Derivatives jointly launched a new product aimed at financial institutions – Integrated Execution and Securities Services (IESS). For all asset classes, IESS offers a wholly integrated solution, from execution to custody services.

BNP Paribas Securities Services has also expanded its range of services in global custody of derivatives and now provides its clients with new web reporting software that gives real-time access to positions and consolidated reports.

A project has also been launched to enable clients to directly access IRP performance reports using a dedicated extranet module. Thanks to constant capital expenditure on cutting-edge technology, BNP Paribas Securities Services is able to meet its clients' most complex needs.

Many initiatives have also been launched in response to changes in client requirements, such as:

- developing fund administration solutions for hedge funds in Germany and Italy;
- launching a global custody offer for Jersey clients;
- developing tools to support the launch of Child Trust Funds in the United Kingdom.

Industry recognition was again forthcoming in 2005, with BNP Paribas Securities Services collecting the following awards:

- "Securities Services House of the Year – Europe" granted by *The Banker* magazine;
- "Top Rated" for its local custody services in eight European countries in the annual survey conducted by *Global Custodian* magazine
- "Fund Administrator of the Year" for *Funds Europe* magazine;
- "Best Agent Bank in Europe" according to *Global Custodian* magazine;
- "Best Sub-Custodian – western Europe" according to *Global Finance* magazine.

BNP PARIBAS SECURITIES SERVICES APPOINTED AS CUSTODIAN FOR INVESCO'S GERMAN OPERATIONS

BNP Paribas Securities Services has taken over Invesco Bank OHG's custody operations in Germany. While this will allow Invesco to focus on its core business, BNP Paribas Securities Services has now become the custodial bank for all "Spezial und Publikumsfonds" funds. Winning this mandate is a reflection of BNP Paribas Securities Services' strong position and its commitment to serving institutional investors in Germany.

BNP PARIBAS SECURITIES SERVICES APPOINTED TO MANAGE EDF'S SECURITIES SERVICES

BNP Paribas Securities Services has been appointed to manage the securities services of Électricité de France (EDF), one of the European leaders in electricity production, distribution and sale. In addition to the BNP Paribas Group being selected as EDF's advisory bank and bookrunner for its IPO, BNP Paribas Securities Services was retained by EDF to provide securities services, particularly centralised management of the share offer for EDF employees, registry-keeping and organisation of its annual shareholders' meetings. With this major mandate, BNP Paribas Securities Services has added to its prominent position as a provider of services to issuers in France.

In line with its motto of "The closer, the better", BNP Paribas Securities Services spearheads the development of groundbreaking new solutions that reinforce its leadership in Europe – with excellence as its benchmark for all the services it provides its clients.

RELATIONSHIP WITH F&C ASSET MANAGEMENT PLC FURTHER STRENGTHENED

BNP Paribas Securities Services was awarded a new mandate in 2005 to provide custodial and fund administration services to F&C Asset Management Plc, a leader in asset management throughout Europe. Because F&C markets such a diverse range of funds, in particular the new Child Trust Funds which it is the first to be promoting in the United Kingdom, this mandate reflects the versatility of BNP Paribas Securities Services' offer of products and services for institutional investors in Europe.


Galerie du Champ de Mars
40 Boutiques
GALERIE DU CHAMP DE MARS - ANGOULÊME

KLÉPIERRE

A rise in revenues and geographic expansion

The expansion strategy rolled out by Klépierre, a listed real estate investment company in which the BNP Paribas Group has a majority stake, is focused on gaining a strong foothold in shopping centres in continental Europe. As well as its geographical footprint, the group draws strength from operating in a variety of shopping centre formats and systematically leverages local management through Ségécé [1] and its network of subsidiaries. Klépierre also operates to a lesser degree in the office space market (12% of revenues), where trends saw rents declining.

In 2005, Klépierre's revenues rose 13.4% to EUR 489.8 million. The company continued to expand and made inroads into the Polish market, through the acquisition in July of four shopping arcades, representing an investment of EUR 193 million. It also stepped up operations in France, Italy, Belgium and Spain, bringing its total investment outlay in shopping centres to EUR 780 million.

As part of its selective portfolio management policy launched in 1999, Klépierre sold EUR 124.8 million worth of office premises in 2005. At the year-end, the company's property asset portfolio amounted to EUR 7.4 billion, of which shopping centres accounted for EUR 6.4 billion. Growth potential is estimated at more than EUR 3 billion for the coming five years.

Ségécé broadened its property management network during the year. After acquiring total control of PCM Poland and the remaining shares in PCM in Hungary, Ségécé is now present in ten European countries.

The Klépierre share climbed by more than 20% year-on-year, reflecting the current enthusiasm for the property sector and rewarding the real estate group's steady sales and earning performances.

(1) 75%-owned subsidiary of Klépierre (also 15%-owned by BNP Paribas SA).

BNP PARIBAS CAPITAL

Private Equity activities on behalf of third parties

The special purpose entity, BNP Paribas Private Equity ("BNPP PE") carries the group's Private Equity activities on behalf of third parties. BNPP PE is an asset management company approved by the AMF (French securities regulator).

BNPP PE manages four major types of funds: dedicated funds for a Group insurance company; innovation mutual funds (FCPI); feeder funds invested exclusively in certain funds sponsored by the Group; and funds of funds.

BNPP PE also provides advisory services for fund management and portfolio investment, particularly in the communications industry.

In 2005, BNPP PE launched three new funds:
NVD 4 (dedicated Private Equity funds),
Antin FCPI 4 and Fundexi Europe II (funds of funds).

For many young people from underprivileged neighbourhoods, sport can prove a very significant lever for successfully fitting into society and finding employment. It is with this idea in mind that ten years ago the former tennis star Yannick Noah created Fête le mur, an association which BNP Paribas has supported since 2001. With its 19 sites in France and 1,500 registered children, the association meets an obvious need. Its aim is not to train professional athletes but to give underprivileged children the opportunity to play tennis with the benefit of top-notch coaching. In some cases, however, special talents are revealed, as in the case of Mickaël Prempeh. He will turn 15 in May and is in his second year in a sports and academics high school in Nîmes. Mickaël is the recipient of a Fête le mur BNP Paribas scholarship.



MICKAËL PREMPEH – A second-year student in a sports and academics high school, Nîmes

« I had never played tennis before joining Fête le mur. I played football when I was younger, but that's all. I remember the first day I saw Yannick Noah. I was with some friends in the street. The postman came by and said Noah was organising a tennis event. We went. There was a game where you had to beat a record. I won it and I was able to start playing. I liked it. I improved gradually.


FLEX
BABOLAT

I won the national Fête le mur tournament three times, so the association recommended that I enter a sports and academics programme. I did, in Nîmes, and it's going very well. I play every day. This experience has undoubtedly changed my life. Now, I'd like to become a coach.

SUSTAINABLE DEVELOPMENT

In the post-war era, free trade and the market economy rapidly improved the standard of living in industrialised – mainly western – countries.

This phenomenon is currently undergoing a step-change: whereas industrialisation previously concerned around one billion people, the growing pre-eminence of China and India adds another two billion people to this global transformation. Throughout Asia, the Middle East, the Mediterranean Basin and South America, long-awaited developments have finally taken shape.

These deep-seated changes entrench the need to ensure that growth is sustainable and that it benefits the largest possible population, while respecting the natural environment.
The efforts deployed by governments in this area remain uncoordinated and relatively ineffective, placing the burden of responsibility on corporations to assess – above and beyond the legal imperatives at play – the impact of their activities on the world around them.

BNP Paribas' social and environmental agenda is neither philanthropic nor compliance-driven. It represents a genuine commitment by management to rally the Bank and its employees around a common environmental vision. This broad-shouldered responsibility actively informs our global performance with a view to fostering the loyalty of an ever-growing customer and shareholder base, attracting key talent and strengthening our involvement within the different strands of society.

BNP Paribas seeks to encourage voluntary actions which go further than new regulations in bringing social and environmental issues to the fore and strengthening accountability. In 2005 we rolled out a series of initiatives embedded within the fabric of our everyday operations. I would highlight, in particular, a sharp rise in socially responsible investments, the accelerated pace of micro-lending, the success of renewable energy financing projects, and the launch of *Projet Banlieues,* an outreach programme focusing on France's underprivileged suburbs. And the singular presence of BNP Paribas on all of the major socially responsible investment indexes is broader recognition of a carefully-fashioned strategy that has won widespread support.

T. Pébereau

A WORK IN PROGRESS

Sustainable development is a constantly evolving concept. Even before it entered the mainstream, BNP Paribas (and BNP and Paribas as separate entities before that) espoused some of the ideas behind it. Sustainable development goes hand-in-hand with our founding values of commitment, ambition, creativity and responsiveness, which have helped to define management approach and behaviour; relations with clients and shareholders; human resources management; the ethical rules underpinning operations and the work of employees across the business spectrum; and compliance with applicable laws and regulations. Over time, and with changing ideas and priorities, the Group has turned its attention to a wider range of ethical concerns such as relations with suppliers, efforts to protect the natural environment, and the quality of relations with the Group's various stakeholders. In 2003, BNP Paribas joined the United Nations' Global Compact and signed the diversity charter by which it commits to fighting against all forms of discrimination. BNP Paribas is also an active member of CIAN, the French council of investors in Africa, and in 2004 adopted CIAN's sustainable development charter. In 2005, the Group signed an apprenticeship charter with a view to expanding its role in youth training.

The Group's values, choices and priorities are reflected in its operating procedures. These are delineated, discussed and explained, and their application is taken into account during employee appraisals.

Integrating sustainable development within operations

BNP Paribas' approach to sustainable development is implemented by means of operating procedures throughout the Group's divisions, business lines, territories and functions.

The Group comprehensively charts the steps that need to be taken to counter the social and environmental impact of each of its activities. A diagnostic review is carried out that incorporates the results of a self-assessment by the entity concerned, as well as the findings of analyses performed by the principal SRI rating agencies and the Group's other stakeholders. Action plans for each division and function are validated by the Executive Committee.


Validation of roadmaps
Implementation of yearly action plans
Yearly update of the main challenges and of the related diagnostic review
Systematic coverage of all risk areas


Four unifying values
Guiding principles
Operating procedures per division/business line
Day-to-day behaviour
Commitment
Ambition
Responsiveness
Creativity
> Management principles
> Ethical rules
> HR management rules
> Rules governing relations with clients and suppliers
> Ten main lines of approach to environmental responsibility
FRB
IRFS
AMS
CIB
Our social and environmental responsibilities

A cross-disciplinary system for organisation and coordination

Sustainable development has no real meaning if it remains the affair of a handful of experts and specialists. It is up to each employee, irrespective of his or her position or location, to play an active and committed role.

The Group is particularly focused on Corporate Social Responsibility (CSR), by which each activity assumes responsibility for any effects it may be having on its business partners and the environment.

Because of the broad-based nature of CSR, the cross-disciplinary Group Sustainable Development function coordinates the Group's actions in this area. As well as maintaining a direct link with all line managers, the Sustainable Development function comes upstream of a network of over 120 experts from all divisions, business lines, territories and functions. This involves the following main areas:

The Substainable Development function at work within the Group



Senior Group Management
Executive Committee
Reporting
Strategy
Validation
Reputation risk steering Committee
Participation
Group Sustainable Development function
Logistics
Group Human Resources
BNP Paribas Foundation sponsorship Committee
Coordination
Organisation
Divisions, business lines, functions
Sustainable Development community
(network of internal contacts)

Internal control

An audit methodology regarding the Group's corporate social responsibility was fine-tuned by the General Inspection unit and the Group Sustainable Development function. This methodology has been up and running since 2004 and is designed to assess the extent to which all entities apply internal control guidelines. There are a number of controls that enable the Group to ensure that the various components of its corporate and environmental responsibility procedures are applied across the board.

Internal control mechanism



Values
Guiding principles
Operating procedures per division/business line
CSR
Yearly employee appraisals, including a section on professional behaviour
Ongoing controls by the line managers and their direct superiors
Regular audit controls

Actively promoting sustainable development

In 2005, BNP Paribas continued to actively promote sustainable development by assisting the initiatives of leading organisations in the field. These organisations include ORSE, the French study centre for corporate responsibility and EpE (companies for the environment). BNP Paribas was also a member of the jury for the 2005 awards of the Forum for socially responsible investment (FIR) and the European Social Investment Forum (Eurosif) and took part in sessions by the sustainable development club within ANVIE, the French association for the promotion of interdisciplinary research in humanities and social sciences in the business world.

As a member of the Institutional Investors Group on Climate Change (IIGCC) and the Carbon Disclosure Project, BNP Paribas Asset Management (BNP PAM) strives to encourage companies to factor climate change issues into their investment decisions. BNP PAM is also one of the founding members of the Enhanced Analytics Initiative (EAI) through which it took the initiative of allocating 5% of its commission budgets to developing SRI analysis. BNP Paribas is involved in the British-based Business in the Community (BITC) organisation, which brings together more than 700 companies that promote responsible behaviour by companies within the community.

Several Group executives teach and provide input as guest lecturers in leading sustainable development masters programmes created by top-ranking French business and engineering schools, as well as by some universities. For the third year running, BNP PAM contributed to the activities of "Sustainable Development Week" by taking part in a daily radio broadcast on socially responsible investing.

The public engagements of BNP Paribas


Geographic coverage
Worldwide
By continent
In France
UNEP Finance Initiative
Innovative financing for sustainability
CDP
Carbon Disclosure Project
Global Compact
EAI
Enhanced Analytics Initiative
Eurosif
CIAN sustainable development charter
SIDA Entreprises (Africa)
FIR
Forum for socially responsible investment
ADIE
Micro credit
Diversity charter
Apprenticeship charter
Entreprises pour l'Environnement
Projet Banlieues
le Forum des entreprises et du développement
ORSE
Challenges
Finance sector
Multi-sector
Nature of the areas covered

Recognition from SRI rating agencies

Following its inclusion on the Ethibel Sustainable Index (ESI) in 2005, BNP Paribas is now the only French bank present on all the key benchmark indices for socially responsible investment: DJSI World, DJSI Stoxx, ASPI *Eurozone*, ESI, *FTSE4Good Global and FTSE4Good 50*. Worldwide, excluding the ASPI Eurozone index which is exclusive to the Eurozone, only four other banks are present on all indexes.

• SAM

Sustainable Asset Management Research Inc. (SAM), the firm responsible for the annual evaluations leading to the selection of stocks for inclusion in the Dow Jones sustainability indexes, once again raised its overall corporate sustainability score for BNP Paribas, placing the Bank in a very favourable position compared to the industry average, and endorsing the Group's ongoing efforts to improve its approach to sustainable development.

Changes in overall score



0
50
100
48
68
84
2005
42
62
84
2004
48
61
79
2003
31
59
78
2002
Average score (%)
BNP Paribas (%)
Best score (%)

• Vigeo

Despite changes in the assessment methods used in certain areas such as corporate governance, the arithmetic average of the scores obtained in the six areas analysed was up on the average for 2004.

BNP Paribas benchmark/banking sector (2005)



100
75
50
25
0
Human Resources
Environment
Customers & Suppliers
Corporate Governance
Community Involvement
Human Rights
Max. sector (%)
BNP Paribas (%)
Min. sector (%)

COMPLIANCE


BNP PARIBAS LONDON

The Compliance function was established in December 2004, in anticipation of Regulation 97-02 relating to internal controls in the banking industry. 2005 was essentially devoted to organising and structuring the function. The Group's Compliance Charter provides for its:

- organisation: acting under the authority of the new Head of Compliance, the function will be organised around a central structure consisting of a Compliance Committee. It comprises four operational units (Compliance Control and Advisory, Financial Security, Professional Ethics and Tools) and a Regulator Liaison Office, as well as Compliance functions within the various other functions and business lines, working under the delegation of the Head of Compliance, and under the joint responsibility of the function or business line within which it operates;
- remit: the function's central task is to help safeguard the Group from non-compliance risks. Compliance is defined as "adhering to laws and regulations, professional and ethical standards and practices, the guidelines of the Board of Directors and the instructions of Group Executive Management."

The resources of the Compliance function have been boosted in proportion to its remit. With 464 full-time equivalent employees at the end of 2005, it has a budget of EUR 67 million for 2006, along with new control tools, including:

- a Compliance Risk Assessment tool;
- an ethical alert mechanism, operational since early 2006;
- a procedure development project, which has already given rise to an assessment of the tools used within the business lines;
- a Compliance training programme, adding a Group-wide module to the various training programmes running within the business lines; and
- a Regulatory Risk Matrix, which has been used to track the application of core regulations since 2005, in liaison with Group Legal Affairs.

The Financial Security unit has intensified efforts to combat money laundering, particularly as regards reporting suspicions and detection and prevention training (more than 2,000 employees from the various functions have already been trained). Its scope has been broadened to incorporate US embargoes previously managed in New York. As regards financial security, 2005 and 2006 are pivotal years for the Group Information Systems unit (Vigilance, Lynx, Shine, Iris and Syfact), in which EUR 7 million was invested in 2005, and a further EUR 18 million set aside for 2006.

The Professional Ethics unit now has a comprehensive internal control mechanism for employees of Group parent company BNP Paribas SA with access to privileged data. This computer-based tool is now equipped with nearly all the required specifications. Controls carried out in accordance with the action plan have not detected any serious breaches thus far.

The Regulator Liaison Office, operating under the joint authority of the Compliance function and Group Finance and Development, essentially manages relations with the French banking authority *(Commission Bancaire)*. In particular, it has contributed to the success of inspections carried out by the *Commission Bancaire*, and has helped follow up on its subsequent reports and correspondence.

2005 was the first full operating year for the Compliance function, and was largely devoted to organisational and structural matters, and to the development of its control tools. The bulk of the function's development work is due to be completed in 2006, and it aims to be fully operational by the year-end. This core target should not however eclipse the Group's everyday compliance-led operations, which notably include bolstering the Financial Security unit's tools and overseeing the application of the latest key regulations and guidelines such as the European Market Abuse Directive.

The Atelier BNP Paribas is all about the blending of different cultures. The name of this subsidiary reporting to the Group Communications Department means "the BNP Paribas Workshop."

Its brief is to monitor and study new developments in technology, then to "spread the word" and share the benefits of this research with the largest possible number of people. This is done through a variety of media outlets, from its website to radio programs, newsletters or trade shows. Already present in Silicon Valley, the Atelier BNP Paribas is looking to further expand in Asia.





Aujourd'hui, celui qui n'avance pas est condamné à reculer.

L'ATELIER

www.atelier.fr



LOUIS TREUSSARD – CEO of the Atelier BNP Paribas, Paris

« The Atelier is a laboratory for the constant mixing and matching of all manner of influences. Even our origins and corporate culture reflect this blending, as we are a kind of high-tech start-up company, but backed by a large and very strong banking group. It's a definite asset to have those two perspectives. Even our choices of IT platforms are mixed. We have adopted a policy of free choice of software and operating systems, drawing our inspiration from the internet culture. It was important for us to demonstrate that we are not tied to major IT groups" explains Louis Treussard. And Jean de Chambure, Head of media relations, adds that "we also have a foot in two worlds when we pass on our content through various media. We switch between the world of technology, with its specialised – not to say geeky – vocabulary and the world of our audience, who need things spelt out in language they can understand. Our job is practically to be translators. »



SHARE CAPITAL

As at 31 December 2004, BNP Paribas' share capital stood at EUR 1,769,400,888 divided into 884,700,444 shares (details of the historical share performances are provided in the "Changes in share capital" section of the review of operations).

In 2005, three series of transactions led to changes in the number of shares outstanding:
- a total of 1,916,259 shares were issued upon exercise of stock options;
- 5,000,000 shares were subscribed through a share issue reserved for employees;
- 53,368,831 shares previously acquired by the Bank as part of its share buyback programme were cancelled.

As at 31 December 2005, BNP Paribas' share capital stood at EUR 1,676,495,744 divided into 838,247,872 shares with a par value of EUR 2 (1).

The shares are all fully paid-up and are held in registered or bearer form at the choice of their holders, subject to compliance with the relevant legal provisions. **None of the Bank's shares entitle their holders to an increased dividend or double voting rights.**

(1) At 31 March 2006, BNP Paribas' share capital stood at EUR 1,849,294,770 divided into 924,647,385 shares with a par value of EUR 2.

Changes in shareholder structure

Over the past three years, the Bank's ownership structure changed as follows:

	31/12/03			31/12/04			31/12/05		
SHAREHOLDERS	**Number of shares** (in millions)	**% interest**	**% voting rights**	**Number of shares** (in millions)	**% interest**	**% voting rights**	**Number of shares** (in millions)	**% interest**	**% voting rights**
AXA	**52.07**	**5.8%**	**6.1%**	**50.00**	**5.7%**	**6.0%**	**47.64**	**5.7%**	**5.7%**
Employees	**46.36**	**5.1%**	**5.4%**	**45.38**	**5.1%**	**5.4%**	**47.09**	**5.6%**	**5.7%**
• o/w corporate mutual funds	34.58	3.8%	4.0%	33.55	3.8%	4.0%	34.46	4.1%	4.2%
• o/w directly owned	11.78	1.3%	1.4%	11.83	1.3%	1.4%	12.63	1.5%	1.5%
Corporate officers	**0.27**	**nm**	**nm**	**0.23**	**nm**	**nm**	**0.22**	**nm**	**nm**
Treasury shares (2)	**46.43**	**5.1%**		**51.81**	**5.9%**		**9.06**	**1.1%**	
Public	**63.70**	**7.1%**	**7.4%**	**61.00**	**6.9%**	**7.3%**	**57.00**	**6.8%**	**6.9%**
Institutional investors	**606.57**	**67.2%**	**70.8%**	**574.46**	**64.9%**	**69.0%**	**621.11**	**74.1%**	**74.9%**
(o/w "Socially Responsible Investors")	unknown	unknown	unknown	unknown	unknown	unknown	(6.53)	(0.8%)	(0.8%)
• Europe	499.87	55.3%	58.3%	465.94	52.7%	56.0%	509.64	60.8%	61.5%
• Outside Europe	106.70	11.8%	12.5%	108.52	12.2%	13.0%	111.47	13.3%	13.4%
Other and unidentified	**87.77**	**9.7 %**	**10.2%**	**101.82**	**11.5%**	**12.3%**	**56.13**	**6.7%**	**6.8%**
Total	**903.17**	**100.0%**	**100.0%**	**884.70**	**100.0%**	**100.0%**	**838.25**	**100.0%**	**100.0%**

(2) Excluding trading desks' working positions.

BNP Paribas ownership structure as at 31 December 2005 (based on voting rights)



● Individual shareholders 6.9%
○ Employees 5.7%
○ AXA 5.7%
○ Other and unidentified 6.8%
○ European institutional investors 61.5%
○ Non-European institutional investors 13.4%

To the best of BNP Paribas' knowledge, no shareholder other than AXA owns more than 5% of BNP Paribas' capital or voting rights, nor does any agreement exist whose implementation could at a later date result in a change in BNP Paribas' form of control.

Share performance

When the shareholders of BNP and Paribas approved the merger between the two banks at the Extraordinary General Meeting of 23 May 2000, BNP shares became BNP Paribas shares. The Euroclear-France code for BNP Paribas is the same as the previous BNP code (13110). Since 30 June 2003, BNP Paribas shares have been registered under ISIN code FR0000131104. BNP shares were first listed on the Cash Settlement Market of the Paris Stock Exchange on 18 October 1993, following privatisation, before being transferred to the Monthly Settlement Market on 25 October of that year. When the monthly settlement system was eliminated on 25 September 2000, BNP Paribas shares became eligible for Euronext's Deferred Settlement Service (SRD). The shares are also traded on SEAQ International in London and on the Frankfurt Stock Exchange, as well as listed on the Tokyo Stock Exchange since 13 March 2000 (and the First Section since 7 February 2005).

Since privatisation, a Level 1 144A ADR programme has been active in the USA, where JP Morgan Chase is the depositary bank (2 ADRs correspond to 1 BNP Paribas share).

To help increase the number of shares held by individual investors, BNP Paribas carried out a two-for-one share split on 20 February 2002, reducing the par value of the shares to EUR 2.

BNP became a component of the CAC 40 index on 17 November 1993 and of the Euro Stoxx 50 index on 1 November 1999. Since 18 September 2000, it has been one of the companies making up the Dow Jones Stoxx 50 index. BNP Paribas shares are also now included in all the benchmark indexes for sustainable development: after having been a component for several years of the ASPI Eurozone, FTSE4Good, DJ SI World and DJ SI Stoxx indexes, BNP Paribas was added to the ESI index in 2005. All of these listings have fostered liquidity and share price appreciation, as BNP Paribas shares necessarily feature in every portfolio and fund that tracks the performance of these indexes.

Share performance between 2 January 2003 and 30 December 2005

Comparison with the DJ Stoxx 50, DJ Stoxx Bank and CAC 40 (indexes rebased on share price)



Euros
70
65
60
55
50
45
40
35
30
25
31/12/02
28/02/03
30/04/03
30/06/03
31/08/03
31/10/03
31/12/03
29/02/04
30/04/04
30/06/04
31/08/04
31/10/04
31/12/04
28/02/05
30/04/05
30/06/05
31/08/05
31/10/05
31/12/05
BNP Paribas
DJ Stoxx Bank
France CAC 40
DJ Stoxx 50
Source: Datastream.

Average monthly share prices and monthly highs and lows since January 2004



50.75
50.97
49.45
51.73
49.71
51.21
48.17
49.55
51.87
53.28
53.52
53.23
54.93
55.21
55.17
53.56
54.00
56.20
58.92
59.84
60.52
63.05
66.67
68.00
51.80 50.00
51.90 49.50
50.85 47.55
53.00 50.10
51.15 48.12
52.00 49.97
50.00 46.18
51.15 48.01
53.30 50.20
54.55 51.95
54.55 52.30
54.00 52.45
55.75 53.70
56.30 54.55
55.70 54.45
55.35 50.90
56.90 51.65
56.95 55.35
61.10 56.10
61.10 58.05
63.25 58.70
64.65 61.75
68.50 63.45
69.15 67.00
Jan-04
Feb-04
March-04
April-04
May-04
June-04
July-04
Aug-04
Sept-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
March-05
April-05
May-05
June-05
July-05
Aug-05
Sept-05
Oct-05
Nov-05
Dec-05
High
Low
Average

Source: Datastream.

- As at 30 December 2005, **the BNP Paribas share was listed at EUR 68.35,** up 28.24% compared with 31 December 2004, when it was listed at EUR 53.30. By way of comparison, during 2005 the CAC 40 index increased by 23.4%, the Stoxx 50 by 20.70% and the DJ Stoxx Bank index by 21.17%.

- From 2 January 2003 to 30 December 2005, **the BNP Paribas share price gained 68.27%, compared with rises of 47.58% and 33.84% for the CAC 40 and DJ Stoxx 50 indexes respectively.**

- **BNP Paribas' market capitalisation totalled EUR 57.29 billion** at 30 December 2005, representing the 5th-largest capitalisation in the CAC 40 index, as opposed to the 4th-largest at the end of 2004, a result of the inclusion of EDF in the index on 19 December 2005. In terms of free float, BNP Paribas is still the 3rd-largest in the Paris index. During the same period, BNP Paribas was the 11th-largest in the DJ Euro Stoxx 50 in terms of free float.

- **Transaction volumes** remained nearly stable, down 1.52%, with an average of 3,768,874 shares traded daily during the year, compared to 3,827,106 shares per session in 2004.

2005 trading volume

Daily average in thousands of shares



3,200
3,972
3,435
3,715
5,745
4,382
3,843
2,979
3,436
3,840
3,488
3,183
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

Source: Euronext Paris.

Daily average in millions of euros



175.7
219.0
189.0
198.2
312.3
245.6
224.9
178.2
207.6
242.2
232.5
215.3
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

Source: Euronext Paris.

Yield and performance data

In euros	French GAAP				IFRS	
	2001	2002	2003	2004	2004	2005
Earnings per share [1]	4.64	3.78	4.31	5.55	5.87	7.02
Net assets per share [2]	28.3	30.5	33.0	36.2	39.0	46.2
Net dividend per share	1.20	1.20	1.45	2.00	2.00	2.60 [3]
Payout rate (in %) [4]	26.5	32.6	34.8	37.9	35.7	37.4 [3]
Share price						
High [5]	52.55	61.25	49.92	55.00	55.00	69.25
Low [5]	37.95	29.00	32.65	46.07	46.07	50.70
Year-end	50.25	38.83	49.92	53.30	53.30	68.35
CAC 40 index on 31 December	4,625.58	3,063.91	3,557.90	3,821.16	3,821.16	4,715.23

Data in the above table have been adjusted to take into account the two-for-one share split carried out on 20 February 2002.
(1) Based on the average number of shares outstanding during the year.
(2) Before dividends. Net book value based on the number of shares outstanding at the year-end.
(3) Subject to approval at the Annual General Meeting of 23 May 2006.
(4) Net dividend per share expressed as a percentage of earnings per share at the end of the period, excluding the impact of undated floating-rate deeply subordinated notes.
(5) Registered during trading.

Creating value for shareholders

BNP Paribas uses two methods to measure the value created for shareholders, based on a long- to medium-term investment period reflecting the length of time that the majority of individual investors hold their BNP Paribas shares.

A) Total shareholder return -TSR

Calculation parameters: the dividend is assumed to have been reinvested in BNP shares then BNP Paribas shares and it includes the "avoir fiscal" tax credit at a rate of 50% (until it was abolished at the beginning of 2005). Returns are gross returns, i.e. before any tax payments or brokerage fees.

- Since privatisation in October 1993

Initial investment = 1 share at the IPO price (FRF 240 or EUR 36.59) on 18 October 1993.

Investment growth

Year	Gross dividend received per share (in euros)	Gross dividend received by shareholder (in euros)	Price of share acquired by reinvesting dividend [2] (in euros)	Fractional share acquired by reinvesting gross dividend	Total shares after gross dividend reinvestment	
1994	0.69 [1]	0.69	37.17	0.0186	1.0186	
1995	0.73 [1]	0.82 [3]	34.30	0.0239	1.1425 [3]	
1996	0.82 [1]	0.94	27.36	0.0344	1.1769	
1997	1.23 [1]	1.45	38.28	0.0379	1.2148	
1998	1.60 [1]	1.94	75.92	0.0256	1.2404	
1999	2.25	2.79	80.85	0.0345	1.2749	
2000	2.625	3.35	93.95	0.0357	1.3106	
2001	3.375	4.42	100.50	0.0440	1.3546	2.7092 [4]
2002	1.80	4.88	54.10	0.0902	2.7994	
2003	1.80	5.04	45.32	0.1112	2.9106	
2004	2.175	6.33	50.50	0.1253	3.0359	
2005	**2.00 [5]**	**6.07**	**54.45**	**0.1115**	**3.1474**	

(1) To be consistent with subsequent years, it has been assumed that the dividend was paid in cash and not in shares, although the Board of Directors approved the payment of scrip dividends for the year in question.
(2) Based on the assumption that the dividend was reinvested in shares at the opening price on the first trading day after the ex-dividend date.
(3) Taking into account the March 1995 allocation of one share for every 10 shares acquired at the time of the IPO and held for 18 months.
(4) After the two-for-one share split on 20 February 2002.
(5) "Avoir fiscal" tax credit abolished for dividends distributed as from 1 January 2005.

Closing price on 30 December 2005 = EUR 68.35, valuing the initial investment at 68.35 x 3.1474 = EUR 215.12. This represents an average annual increase (average annual TSR for the period) of 15.62% and an amount 5.88 times higher than the original investment made in 1993.

• Over five years
Initial investment = 1 share at the opening price on 2 January 2001 = EUR 94.50.

Investment growth

Year	Gross dividend received per share (in euros)	Gross dividend received by shareholder (in euros)	Price of share acquired by reinvesting dividend [1] (in euros)	Fractional share acquired by reinvesting gross dividend	Total shares after gross dividend reinvestment	
2001	3.375	3.375	100.50	0.0336	1.0336	2.0672 [2]
2002	1.80	3.72	54.10	0.0688	2.1360	
2003	1.80	3.84	45.32	0.0847	2.2207	
2004	2.175	4.83	50.50	0.0956	2.3163	
2005	**2.00** [3]	**4.63**	**54.45**	**0.0850**	**2.4013**	

(1) Based on the assumption that the dividend was reinvested in shares at the opening price on the first trading day after the ex-dividend date.
(2) After the two-for-one share split on 20 February 2002.
(3) "Avoir fiscal" tax credit abolished for dividends distributed as from 1 January 2005.

Closing price on 30 December 2005 = EUR 68.35, valuing the initial investment at 68.35 x 2.4013 = EUR 164.13. This represents an average annual increase (average annual TSR for the period) of 11.69% and an increase of close to 74% over five years (by comparison, the CAC 40 shed more than 18% over the same period).

B) Five-year comparison of an investment in BNP Paribas shares with the "Livret A" passbook savings account and medium-term government notes

In this calculation, we compare the creation of shareholder value over the same period through investment in BNP then BNP Paribas shares, with two risk-free investments: the "Livret A" passbook savings account offered by the French savings bank network and medium-term French government notes (OAT).

• Investment of EUR 94.50 on 1 January 2001 in a "Livret A" passbook account
At the investment date, the official interest rate on Livret A accounts was 3%. This rate was decreased to 2.25% on 1 August 2003 and then to 2% on 1 August 2005. As at 31 December 2005, the account balance was EUR 107.52 representing growth of EUR 13.02, i.e. less than 20% of the growth achieved by the BNP Paribas share.

The value created through an investment in BNP Paribas shares, reflecting the additional risk, amounts to 164.13-107.52 = EUR 56.61 per share over five years.

• Investment of EUR 94.50 on 1 January 2001 in five-year French government notes
The five-year interest rate (BTAN) on that date was 4.6029%; at the end of each subsequent year, interest income is reinvested in a similar note under the following terms:
- 4.3035% (BTAN) in January 2002 for four years;
- 3.0117% (BTAN) in January 2003 for three years;
- 2.6235% (BTAN) in January 2004 for two years;
- 2.356% in January 2005 for one year (Euribor).

At the end of five years, the accrued value of the investment is EUR 117.77, representing growth of EUR 23.27, around one-third of the increase achieved by the BNP Paribas share.

The additional value created by choosing BNP Paribas shares as the investment vehicle is therefore 164.13-117.77 = EUR 46.36 per share over five years.

Comparison of growth in investment of EUR 94.50 over 5 years


Livret A
French gov. notes
BNP Paribas share
107.52
117.77
164.13

Comparative total yields over 5 years for an investment of EUR 94.50


Livret A
French gov. notes
BNP Paribas share
13.02
23.27
69.63

Communication with shareholders

BNP Paribas endeavours to provide all shareholders with clear, consistent, high-quality information at regular intervals, in accordance with best market practice and the recommendations of the stock market authorities.


BNP PARIBAS

BNP PARIBAS MULHOUSE

The **Investor Relations Department** informs institutional investors and financial analysts, in France and abroad, of the Group's strategies, major events concerning the Group's business and, of course, the Group's results which are published quarterly. The 2005 annual results will be published on 15 February 2006, and the results for the first quarter of 2006 on 19 May 2006[1].

Informative briefings are organised several times a year, when the annual and half-year results are released, or on specific topics, providing senior management with an opportunity to present the BNP Paribas Group and its strategy. There is also a Relations Officer responsible for liaising with managers of ethical and socially responsible funds.

The **Individual Shareholder Relations Department** informs and listens to the Group's 605,000 or so individual shareholders *(source: 30 December 2005 TPI survey).* A half-yearly financial newsletter informs both members of the ***Cercle BNP Paribas*** and other shareholders of important events concerning the Group, and a summary of the matters discussed during the Annual General Meeting is sent out in July. During the year, senior management presents the Group's policy to individual shareholders at meetings organised in various French cities and towns (for example, in 2005, meetings were held in Cannes on 28 June, in Strasbourg on 8 November and in Lyons on 16 November). Also, BNP Paribas representatives met and spoke with over 1,000 people at the "Actionaria" trade show held in Paris on 18 and 19 November 2005.

(1) Subject to alteration at a later date.

In 1995, the *Cercle BNP Paribas* was set up for individual shareholders holding at least 200 shares. The *Cercle* currently counts 47,500 shareholder members. Three times a year, in alternation with financial newsletters, they receive *La Vie du Cercle*, a publication inviting them to take part in artistic and cultural events with which BNP Paribas is associated, as well as training sessions. These include stock market seminars on warrants, financial research, etc., as well as "Managing your finances on the internet" seminars, "Private asset management" courses and "Economic update" sessions organised by BNP Paribas teams specialised in the respective fields. In addition, the Bank regularly organises scientific conferences and visits to industrial sites. The seminars are held in Paris and the provinces, on weekdays and the weekend, to enable as many people as possible to attend. Illustrating the growing variety of the offering, in 2005, 252 events were organised for 14,614 participants, respectively 24% and 6% more than in 2004. One-third of the events were held in the provinces and two-thirds in Paris and the Paris region. Shareholders can obtain information about these services by dialling **a special toll-free number (in France): 0800 666 777**.
A telephone news service can also be accessed through the same number, offering a wide range of information to BNP Paribas shareholders, such as the share price, shareholders' events, news and interviews, etc.

The **BNP Paribas website (http://invest.bnpparibas.com)** can be consulted in both French and English. It provides information on the Group, including press releases, key figures and details of significant developments and presentations. All financial documents such as annual reports and reference documents can also be viewed and downloaded. All publications compiled by the Bank's Economic Research unit can be viewed on the website as well. The latest share performance data and comparisons with major indexes are also obviously available on this website, as are webcasts of the Annual General Meeting. The Investors/Shareholders corner now includes all reports and presentations concerning the Bank's business and strategy, irrespective of the original target audience (individual shareholders, institutional investors, asset managers or financial analysts). The website also has a section entitled "To be a shareholder" which was specifically designed with individual shareholders in mind, offering information tailored to their needs and details of proposed events.

Recent information about the BNP Paribas Group is also available on the French **Minitel service 3614 BNPPACTION,** at a cost of EUR 0.057 per minute. Through this service, shareholders can ask questions, leave messages or order documents.


BNP PARIBAS

Shareholder Liaison Committee

After its formation on 23 May 2000, the new BNP Paribas Group decided to create a Shareholder Liaison Committee to help the Group communicate better with its individual shareholders. At the Shareholders' Meeting which approved the BNP Paribas merger, the Chairman of BNP Paribas kicked off the nomination process, which culminated in the naming of the committee members at the end of 2000.

Headed by Michel Pébereau, the committee includes ten shareholders, who are both geographically and socio-economically representative of the individual shareholder population, and two employees or former employees. Each member serves a three-year term. When their terms expire, announcements are published in the press and in the Group's various financial publications, inviting new candidates to come forward. Any shareholder can become a candidate.

The members of the Liaison Committee are as follows:
- Michel Pébereau, Chairman;
- Marie-Nathalie Rodrigues, resident of the Allier *département*;
- Patrick Ballu, resident of Reims;
- Jacques Begon, resident of the Haute-Loire *département*;
- André Brouhard, resident of Nice;
- Nicolas Derely, resident of the Paris area;
- Joseph Fauconnier, resident of Amboise;
- Jean-Baptiste Fernandez, resident of the Bouches-du-Rhône *département*;
- Marcel Grégoire, resident of the Jura *département*;
- Rémy Lauprêtre, resident of Le Havre;
- Michel Rolland, resident of the Haute-Garonne *département*;
- Roseline Labat, BNP Paribas employee;
- Bernard Coupez, President of ASRAS BNP Paribas (the Association of Employee, Retiree and Former Employee Shareholders of the BNP Paribas Group).

In accordance with the committee's Charter – the internal rules that all members have subscribed to – the committee met twice in 2005, on 8 March and 20 September. Reports on these meetings were included in the shareholder newsletters.
The main topics broached included:
- the periodical publications which provide information on the Group's achievements and strategy;
- the 2004 Annual Report and separate section dedicated to sustainable development;
- initiatives concerning preparations for the Annual General Meeting;
- BNP Paribas' participation in the "Actionaria" trade show. At this event, several Liaison Committee members explained the role played by the committee to people who visited the Bank's stand;
- the drafting of a specific inset on the impact of the new international IAS/IFRS accounting standards on shareholders.

Dividend

At the 23 May 2006 Annual General Meeting, the Board of Directors will recommend a dividend of EUR 2.60 per share, an increase of 30% compared with the 2005 dividend. The dividend will be payable as from 31 May 2006, if approved at the Annual General Meeting.

The proposed payout rate is 37.4% [1].

Dividend growth (in euros per share)



0.41
0.54
0.75
0.88
1.13
1.20
1.20
1.45
2.00
2.60*
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

The dividends for the years 1996 to 2000 have been adjusted for the two-for-one share split carried out on 20 February 2002.
**subject to approval at the 23 May 2006 Annual General Meeting.*

The **Group's objective** is to increase the dividend to reflect growth in income and the optimised management of available capital.

Timeframe for claiming dividends: after five years, any unclaimed dividends will be forfeited and paid to the French Treasury, in accordance with applicable legislation.

(1) Net dividend per share expressed as a percentage of earnings per share at the end of the period, excluding the impact of undated floating-rate deeply subordinated notes.

BNP Paribas registered shares

As at 31 December 2005, 22,455 shareholders had shares registered with BNP Paribas.

Shares registered directly with BNP Paribas

Shareholders whose shares were registered directly with BNP Paribas:
- automatically receive all documents regarding the Bank which are sent to shareholders;
- are automatically entitled to use a **toll-free telephone number (0800 600 700)** to place buy and sell orders;
- benefit from special, discounted brokerage fees;
- have access to "GIS Nomi" (http://gisnomi.bnpparibas.com), a fully secure dedicated web server in order to view their registered share accounts and account movements as well as place and track their trading orders;
- and as always, pay no custodial fees and are systematically invited to the General Meetings.

Registered shares held in an administered account

BNP Paribas is also extending its administered share account services to institutional shareholders. For institutional shareholders, this type of account combines the main benefits of holding shares in bearer form with those of holding registered shares:
- the shares can be sold at any time, through the shareholder's usual broker;
- the shareholder can have a single share account, backed by a cash account;
- the shareholder is systematically invited to attend and vote at General Meetings, without the invitation being sent through a third party;
- the block on the sale of the shares in the days leading up to the meeting does not apply and the shareholder can take part in the vote via the internet.

Annual General Meeting

The last Annual General Meeting was held on 18 May 2005 on second call. The text of the resolutions and the video of the meeting can be viewed on the BNP Paribas website where the original live webcast took place.
The composition of the quorum and the results of the votes cast were posted online the day after the meeting.

The quorum attained represented 35.90% of the 827,462,966 voting shares, broken down as follows:

	SHAREHOLDERS		SHARES	
	Number	(%)	Number	(%)
Present	1,501	14.60%	108,137,320	36.40%
Proxy given to spouse or another shareholder	28	0.27%	152,334	0.05%
Proxy given to Chairman	6,178	60.10%	16,873,288	5.68%
Postal votes	2,573	25.03%	171,915,262	57.87%
Total	**10,280**	**100.00%**	**297,078,204**	**100.00%**

All resolutions proposed to the shareholders were approved.

RESULTS	RATE OF APPROVAL (%)
ORDINARY MEETING	
Resolution 1: Approval of the consolidated balance sheet of the Group as at 31 December 2004 and the consolidated profit and loss account for the year then ended	99.38%
Resolution 2: Approval of the balance sheet of the Bank as at 31 December 2004 and the profit and loss account for the year then ended	99.38%
Resolution 3: Appropriation of net income and dividend distribution	99.67%
Resolution 4: Transactions and agreements governed by Article L.225-38 of the French Commercial Code	85.26%
Resolution 5: Share buybacks	99.08%
Resolution 6: Ratification of the appointment and renewal of the term of office of Jean-François Lepetit as a director	91.28%
Resolution 7: Renewal of the term of office of Gerhard Cromme as a director	78.56%
Resolution 8: Renewal of the term of office of François Grappotte as a director	99.26%
Resolution 9: Renewal of the term of office of Hélène Ploix as a director	99.37%
Resolution 10: Renewal of the term of office of Baudouin Prot as a director	91.11%
Resolution 11: Non-renewal of the term of office of Jacques Friedmann and appointment of Loyola de Palacio as a director	99.41%
Resolution 12: Determination of directors' fees	99.57%
Resolution 13: Powers to carry out formalities relating to the Annual Meeting	99.81%
EXTRAORDINARY MEETING	
Resolution 14: Stock options	97.86%
Resolution 15: Granting of bonus shares	80.73%
Resolution 16: Authorisation to reduce the Bank's capital by cancelling shares	99.44%
Resolution 17: Amendments to the Articles of Association relating to the number of employee-elected directors	91.30%
Resolution 18: Powers to carry out formalities relating to the Extraordinary Meeting	99.66%

The procedures for BNP Paribas' General Meetings are defined in Article 18 of the Bank's Articles of Association.

The Board of Directors calls an Ordinary General Meeting at least once a year to vote on the agenda set by the Board.

The Board may call Extraordinary General Meeting for the purpose of amending the Articles of Association, and especially to increase the Bank's share capital. Resolutions are adopted by a two-thirds majority of shareholders present or represented.

Ordinary and Extraordinary General Meeting may be called in a single notice of Meetings and held on the same date. BNP Paribas will hold its next Ordinary and Extraordinary General Meeting on 23 May 2006.

THE 2005 ANNUAL GENERAL MEETING

was an additional opportunity for BNP Paribas to demonstrate its commitment to sustainable development. BNP Paribas seeks to create solid, recurring value, acting as a mark of quality and testifying to its respect not only for "traditional" partners comprising shareholders, clients and employees, but also for the community at large. It seemed appropriate that these principles be reflected in the Group's General Meetings. That is why it was decided, in conjunction with the Shareholder Liaison Committee, to donate EUR 10 for every attending investor to the *"Coups de pouce aux projets du personnel"* programme (A helping hand for employee projects). The programme has been specifically developed by the BNP Paribas Foundation to encourage public interest initiatives for which Bank staff personally volunteer their time and efforts; the amount collected will be donated in addition to the funds that the Bank already grants to this programme via the BNP Paribas Foundation, which operates under the aegis of the Fondation de France. A report on how the EUR 15,010 collected were used will be given at the Annual General Meeting on 23 May 2006.

Notice of Meetings

- Holders of registered shares are notified by post. The notice of meeting contains the agenda, the draft resolutions and a postal voting form;
- Holders of bearer shares are notified via announcements in the press, particularly investor and financial journals. In addition to legal requirements, BNP Paribas sends the following documents aimed at boosting attendance:
  - notices of Meetings and a postal voting form for shareholders who own over a certain number of shares (set at 300 shares in 2005); these same documents may also be consulted by all on the website;
  - information letters concerning the Annual General Meeting and the attendance procedures. In 2005, these were sent to all holders of at least 180 bearer shares.

In total, nearly 55,000 of the Bank's shareholders personally received this year the information needed to participate.
In addition, staff at all sales facilities of the BNP Paribas network are specifically trained to provide the necessary assistance and carry out the required formalities.

Attendance at Meetings

Any holder of shares may gain admittance to Annual and Extraordinary General Meeting, provided that the shares have been recorded in their accounts for at least one day. Holders of bearer shares must in addition present an entry card or certificate indicating that ownership of their shares has been temporarily frozen.

Voting

Shareholders who are unable to attend a General Meeting may complete and return to BNP Paribas the postal voting form/proxy enclosed with the notice of meeting. This document enables them to either:
- vote by post;
- give proxy to their spouse or another shareholder;
- give proxy to the Chairman of the meeting or indicate no proxy.

Shareholders or their proxies present at the Meeting are given the necessary equipment to cast their votes. Since the General Meeting of 13 May 1998, BNP Paribas has used an electronic voting system.

SINCE THE MEETING OF 28 MAY 2004
shareholders can use a specific internet server to transmit the documents required prior to Annual General Meeting **http://gisproxy.bnpparibas.com.**

Disclosure thresholds

In addition to the legal thresholds, and in accordance with Article 5 of the Bank's Articles of Association, any shareholder, whether acting alone or in concert, who comes to hold directly or indirectly at least 0.5% of the capital or voting rights of BNP Paribas, or any multiple of that percentage up to 5%, is required to notify BNP Paribas by registered letter with return receipt.

Once the 5% threshold is reached, shareholders are required to disclose any increase in their interest representing a multiple of 1% of the capital or voting rights of BNP Paribas.

The disclosures provided for in the above two paragraphs are also required in cases where a shareholder's interest falls below any of the above thresholds.

In the case of failure to comply with these disclosure requirements, the undisclosed shares will be stripped of voting rights at the request of one or more shareholders who hold a combined interest of at least 2% of the capital or voting rights of BNP Paribas.



BNP Paribas recruited nearly 4,000 people in France in 2005, and is expecting to do the same in 2006. To meet those numbers, all recruitment channels have to be used to the fullest extent, from the most classic to the most innovative. There was, for example, an in-branch recruitment drive in September 2005, that allowed 400 young graduates to be hired. The most popular channel today, particularly among the young, is applying through the BNP Paribas website. Soufiane Soultani, 26, is one of the many candidates to have contacted BNP Paribas through this channel. He was hired in just one month.



SOUFIANE SOULTANI – In charge of the youth market at the Opéra group, Paris

« After attending business school in Morocco and France, with a major in Finance, I tried my hand at sales for a while. But I soon found myself wishing to work in banking – like sales, a sector I had always been attracted to. I therefore applied to BNP Paribas, and to do so through their website seemed the most natural thing. And incidentally, I had planned to apply to two banks, but the BNP Paribas site was the only one working that day – it must have been a sign. I applied on 25 May and received a first e-mail response on 27 May, before being called, on 1 June, for an interview on 14 June. Two weeks later I was offered a position, and on 25 July I started my new job. I liked the speed of response that BNP Paribas demonstrated. It confirmed to me that I had made the right choice. »



CANDIDATURE SPONTANÉE

Des candidatures via Internet, c'est économ
rapide et efficace. À condition, toutefo
compte des attentes et contrai
va réceptionne

WORKFORCE EXPANSION IN LINE WITH THE GROUP'S DEVELOPMENT (1)

In line with growth across all business lines, Group staff expanded to include 109,780 full-time equivalent employees (FTEs) as of 31 December 2005, up 10,346 on 2004.

This increase was primarily due to external growth, particularly in the Retail Banking business outside France. The purchase of Commercial Federal Corporation in the US accounted for an extra 2,535 employees, and the addition of Türk Ekonomi Bankasi AS to the Group's scope of consolidation increased headcount by another 2,333. At constant scope, organic growth gave rise to 4,336 FTEs, primarily in International Retail Banking and Financial Services, Asset Management and Services, and Corporate and Investment Banking.


BNP PARIBAS ST GERMAIN DES PRES

The Group's workforce breaks down as follows:

- **by geographical area**



- Africa 5.2%
- North America 13.6%
- South America 2.2%
- Asia 4.4%
- Europe 23.0%
- France 50.6%
- Middle East 0.8%
- Oceania 0.4%

	2003	2004	2005
France	53,111	54,363	55,498
Europe	18,148	20,083	25,205
North America	9,713	11,874	14,979
Africa	5,418	5,526	5,661
Asia	4,403	4,534	4,785
South America	1,715	1,923	2,362
Middle East	665	742	868
Oceania	335	388	420

The overall increase in the portion of the workforce managed outside France picked up pace in 2005, especially in Europe and North America.

- **by business**



- IRFS 39%
- FRB 28%
- AMS 15%
- CIB 12%
- Functions and other activities 6%

(1) For human resources growth data, this analysis takes into account all FTE staff managed by BNP Paribas as opposed to the consolidated workforce, which is limited to staff working for fully or proportionally consolidated entities calculated pro rata to the percentage consolidation of the subsidiaries concerned:

Full-time equivalents (FTE)	*2002*	*2003*	*2004*	*2005*
Consolidated workforce	*87,685*	*89,071*	*94,892*	*101,917*
Staff managed	*92,488*	*93,508*	*99,433*	*109,780*

Age pyramid (December 2005)

The data on which the age pyramid is based do not include the most recent acquisitions, which is why the pyramid remains balanced overall. Lower age groups predominate in the IRFS, AMS and CIB divisions, while the opposite is true of French Retail Banking, which is closer to standard employment demographics in France.

Physical headcount



Women: 43,697 (51.8%)
Men: 40,604 (48.2%)
55 and over
50 to 54
45 to 49
40 to 44
35 to 39
30 to 34
25 to 29
under 24
3,900
6,599
4,998
5,456
5,099
6,640
7,841
3,164
4,729
6,234
5,273
5,193
5,208
6,590
5,817
1,560

Staff turnover

Although staff turnover figures increased slightly in 2005, the picture was significantly different from region to region. As in previous years, turnover was higher in North America and Asia, the regions with the strongest growth rates and the fastest moving employment markets.

	Americas	Asia	Europe	France
2003	25.8%	21.2%	12.4%	7.3%
2004	22.3%	21.8%	15.9%	6.6%
2005	**26.2%**	**21.3%**	**20.0%**	**7.3%**

The effects of staff turnover combined with external growth engender regular renewal of the Group's teams: 38% of the workforce has been with BNP Paribas for less than five years. These developments have helped stabilise the average age of the Group's employees.

Expressed in years	2002	2003	2004	2005
Average age	39.6	40.5	40.5	**40.5**

Employee diversity

Respect for people and cultural sensitivity represent two founding principles of BNP Paribas. The Group has continued to take steps aimed at creating international teams, promoting employee diversity and preventing all forms of discrimination. A Head of Diversity was appointed in 2005 to coordinate efforts in this area.

An international workforce

By employing local people, BNP Paribas directly contributes to the development of the countries in which it operates and therefore is naturally integrated into the different cultures and communities concerned.
The Group also takes steps to ensure that local employees gain access to senior positions within its subsidiaries and branches. The number of expatriate posts is intentionally restricted. They primarily concern the global business lines of the Corporate and Investment Banking Division, and are predominantly located in major international financial centres such as New York, London, Tokyo, Hong Kong and Singapore.

Percentage of staff employed locally and proportion of female employees (1) by geographic area



Geographic area
Local employees
Women
99.0%
97.3%
97.7%
94.1%
Other areas
98.4%
43.9%

- Over four years the percentage of employees outside France increased from 40.8% to 49.4%.
- 51.8% (2) of BNP Paribas employees worldwide are female.

(1) Based on the net number of permanent employees on the payroll - managed by human resources as of 31 December 2005.

(2) Based on physical headcount.

Professional equality

Female employees now represent the majority of the Group's workforce, their numbers having increased steadily in recent years. Younger age groups have a higher proportion of women, while men predominate in the older age groups.

Female employees as a percentage of total workforce

In %	2002	2003	2004	2005
	48.4	50.7	51.5	**51.8**

In addition to the unprompted rise in the proportion of female employees, the Bank has actively taken measures to ensure that a greater portion of women has access to executive positions. As a result, the number of executive posts currently occupied by women is 38.7%. This rate has increased on a regular basis over recent years.

Female employees as a percentage of executive staff - BNP Paribas SA mainland France

In %	2002	2003	2004	2005
	35.7	36.9	37.7	**38.7**

The Group's professional equality policy was taken one step further in 2004 when BNP Paribas SA France signed a unanimous company-level agreement with all trade unions. The agreement was subsequently endorsed by the ORSE (France's corporate social responsibility watchdog), which placed it in the register of innovative practices in the field of professional equality compiled at the request of the French governmental department for professional equality.

In March 2005, Cetelem also signed a unanimous agreement on professional equality. This commitment earned it the honour of being the first company in the finance sector to receive the "Equality label" from the French minister for social integration and equal opportunity.

Combating discrimination

BNP Paribas' human resources management rules, which are applicable to all Group entities, prohibit discrimination of any kind and focus on the assessment of individual performances, skills, behaviour and potential. In countries where legislation allows for positive discrimination (affirmative action), local branches and subsidiaries scrupulously adhere to the applicable law and regulations. In all other countries, Group rules apply.

Awareness-raising drives have been conducted among the recruitment teams in France to combat discrimination during the recruitment process. Specific "diversity" training sessions were attended by over 200 managers in New York and London.

In France, BNP Paribas is involved in a programme adopted by some companies in partnership with organisations that aim to promote the employment of graduates from visible minorities and combat discrimination during the recruitment process.
In connection with this initiative, the Group regularly posts job vacancies on the website of these organisations (see indicator 25 in the Appendix entitled NRE Act - Social Chapter).

BNP Paribas is also a member of *Promotion de talents*, an association that provides study grants to deserving students in underprivileged areas.

ZERO DISCRIMINATION

BNP Paribas was one of approximately 20 French companies that took part in the *Zéro discrimination pour l'emploi* initiative in Lyons in 2005. Taking its inspiration from the "speed dating" phenomenon, the initiative gave 250 job seekers the chance to meet these companies in 10 to 15 minute time slots, with a view to being hired on a permanent contract. Candidates had often experienced discrimination on the basis of their name, skin colour or address in an underprivileged neighbourhood of Lyons, frequently finding that their application letters did not lead to interviews. BNP Paribas called 23 of the candidates back for more in-depth interviews and eventually hired five of them.

Employment and integration of handicapped employees

The Group has put in place a range of endeavours to help disabled persons remain employed. These endeavours vary in accordance with specific situations and include providing special transport facilities or specially-designed equipment, or adapting workstations. A general survey of visually impaired employees was carried out and led to the installation of computer accessibility software. When new software is being designed, special consideration is given to making it as ergonomic and accessible as possible for handicapped employees. The Group's B2E intranet portal allows users to change the font size, ensuring that all members of staff without exception have equal unrestricted access to the information available in any form whatsoever.

The Group outsources printing, packaging and mail sorting work to the *Institut des Cent Arpents*, a sheltered workshop set up in 1981 and managed by Mutuelle BNP Paribas. It is also currently in the process of contracting out work to various other such centres. *Institut des Cent Arpents* employs 97 mentally disabled people in its various workshops and houses, and 11 people with serious mental handicaps in its sheltered accommodation. Through its social services and the Group health insurance scheme, BNP Paribas grants specific financial assistance to handicapped employees or those with disabled children, in particular to help with the high cost of prostheses or home conversions.

A special unit has been set up in the HR Department to identify and coordinate ideas to enhance the recruitment of handicapped employees.

Management rules that reflect the Group's commitment

By effectively transposing into performance assessment criteria the core values and management principles defined by senior management shortly after the Group's formation, BNP Paribas has been able to provide a consistent basis for appraising employee performance and attitudes around the world. The initiatives undertaken in the area of strategic human resources management are knit together by an integrated policy framework based on the Human Resources Department's Responsibilities Charter. By firmly putting the Group's commitment into words, these guidelines provide a framework for the socially responsible management of its employees.

The Group Human Resources directives manual describes the main roles and responsibilities of the Group's HR managers. These initiatives are set out in detail in practical guides to subjects such as expatriation or career mobility. The Group's procedures require formal documentation for certain HR-related actions. Lastly, the General Inspection unit has drawn up a HR audit methodology, relayed to the Group's audit managers, which is consistent with the reference documents mentioned above. All employees have intranet access to the Group's Human Resources Responsibilities Charter and directives. The across-the-board application of these Group guidelines simplifies decision-making processes and empowers local management by broadening the responsibilities of the various divisions, subsidiaries and countries.

The basis of management rules


Responsibilities Charter
Audit methodology
Practice guide
Directives manual
Procedures

Compliance with the principles of the Global Compact

With a presence in 88 countries, BNP Paribas operates in a variety of political and regulatory environments. This means that the Group must take particular care to ensure compliance with the principles of the Global Compact, of which BNP Paribas is a member. BNP Paribas has minimal exposure to the 25 countries deemed as high-risk in recent publications compiled by the relevant authorities: the Group is present in only nine of these countries and staff there represent less than 1% of total global headcount. In the most risk-exposed countries, where human rights regulations are often very lax, local human resources departments apply Group rules to all employee management procedures.

Quantitative and qualitative workforce adaptation

The businesses operated outside France by Asset Management and Services, International Retail Banking and Financial Services, and Corporate and Investment Banking typically bring together a younger workforce. The French Retail Banking business, however, is faced with the sizeable challenge of the predicted demographic changes to come. This issue has been factored into the Group's employment policy for a number of years.

This policy endeavours to:

- regularly and proactively manage the decline in the number of posts due to IT developments and organisational changes;
- offer opportunities and retraining to employees whose positions are eliminated;
- provide the flexibility required to maintain high recruiting momentum and ensure effective succession management.

Succession management needs are assessed on the basis of forward-looking studies of future employee requirements, which have been conducted since the mid-1990s. With these needs in mind, the Group has implemented a series of Employment Adaptation Plans aimed at accelerating natural attrition and leaving scope for the recruitment of a sufficient number of staff to efficiently refresh the age pyramid within the Group.

The 2004-2005 Employment Adaptation Plan included several types of measures:

- **Internal redeployment:** the Bank systematically favours the internal redeployment of employees whose positions have been eliminated. Employees involved in redeployment programmes are provided with specific assistance in terms of mobility and retraining. The Group offers help in drawing up a personal development profile, provides information on available posts, and gives financial assistance in the case of relocations.

- **Support for voluntary departures:** measures aimed at encouraging voluntary departures may be applied to eligible employees, subject to approval by the relevant Human Resources managers. Voluntary departures can be authorised for professional projects, business creation schemes or early retirement, subject to certain restrictions, including age thresholds and length of service. There were 652 voluntary departures in this context in 2005.

Over the last few years, changes in the breakdown of posts within BNP Paribas SA in France have gone hand-in-hand with the demographic changes described above. The proportion of employees working in business development was 55% in 2005, up from 43% ten years earlier. Transaction processing and supervision and management accounted for 24% and 21% of employees respectively, as against 40% and 17%, respectively, a decade earlier.

The appropriateness of the Group's employment strategy has been borne out by simulations based on future numbers of retirees. By keeping recruitment at a high level and ensuring efficient long-term succession management, BNP Paribas should be able to forestall the effects of the demographic changes expected in the future.

Recruitment

Worldwide, the Group took on 9,226 new permanent employees in 2005. In France, BNP Paribas recruited almost 4,000 employees, over a quarter of whom were hired to fill new positions. BNP Paribas has therefore created over 2,000 new positions in France over the last two years, partly on the back of the continued expansion of the branch network in France. Fifty new sales facilities were opened in 2005 and 130,000 new clients were added over the first nine months of the year. The growth in new positions is also the result of BNP Paribas' considerable international expansion. The Group was once again one of France's largest recruiters in 2005.

Recruitment of permanent employees



Of which permanent contracts in France
4,193
2,215
7,488
3,230
9,226
3,950
2003
2004
2005

In order to maintain high levels of quality in recruitment and meet the specific needs of the Group's businesses, hiring in France has remained predominantly centralised. This organisation allows the Group to maintain professional standards within its teams, guarantee employee independence and ensure that staff members comply with the codes of conduct required in each of the businesses.

To ensure that the needs of the various business lines are met, BNP Paribas' new recruits range from undergraduate and postgraduate students to those with several years' experience in the workplace.

New hires by profile



Postgraduate	32%
Undergraduate	26%
Previous experience	42%

180,000 speculative applications in France in 2005

In a recent survey, final-year students in leading French business schools rated BNP Paribas as the most attractive employer in France based on their pre-existing knowledge, a fact that bears out the Group's positive image among young people. The recruitment division targets students with the relevant profiles at over 40 specialised recruitment forums, and continues to develop its partnerships with the major schools and universities where it finds new talent.

IN-BRANCH RECRUITMENT CAMPAIGN

During the week of 19 to 24 September 2005, the Group carried out a successful in-branch recruitment campaign, during which it offered job seekers with undergraduate and graduate degrees the opportunity to apply for a job in person at 17 agencies in Paris and the Paris region. 5,000 on-the-spot applications were received during this campaign, which aimed to fill 400 permanent sales positions.

BNP Paribas also bolstered its long-term commitment to work/study programmes, and in 2005 signed on more than 600 young employees in vocational training programmes and provided 178 apprenticeships. At 31 December 2005, a total of 1,150 young people were involved in work/study programmes in the company, up 27% on 2004 levels.

In France the VIE *(Volontariat International en Entreprise)* programme allows young people to spend a period of time working in companies abroad before starting their professional career. BNP Paribas took on 217 trainees as part of this programme in 2005, up significantly on the 2004 figure of 127.

Ongoing skills development

Skills building for employees of all ages

Training programmes are reviewed annually based on the needs of the Bank's operating units. This enables managers to select training modules adapted to the skills development requirements of their teams.

The development of e-learning techniques is among the key changes in the training offering, which now relies on a varied range of teaching methods.

A customised e-learning programme in French and English on how to conduct annual evaluation interviews was provided to managers in France, Canada, Luxembourg, Switzerland, Singapore, Hong Kong and New York.

The training procurement policy is increasingly taking account of similar requests from the various Group entities in France in the areas of office management software, financial accounting, management accounting, capital markets or marketing. This allows costs to be streamlined and resources to be freed up for more specialised and Group-specific training.

Promoting a dynamic corporate culture and change acceptance

Corporate training aims to foster team spirit and a sense of identity among participants and focuses mainly on induction, cross-functional and managerial training.

Introduction to the Group and integration

Integration sessions give new employees the opportunity to find out about BNP Paribas and see their role within the context of the Group's many businesses, as well as to start making contacts within the company. These sessions help create a sense of group identity, offering shared terms of reference as regards values, business principles and working methods.

The integration training occurs in tandem with other introductory procedures such as the employee's first contact with his or her manager and familiarisation with the workstation and working environment.

The International Integration Forum brings together senior management for a series of seminars on the Group's structure and business lines. In 2005, this forum was attended by over 300 young university graduates recruited in France and almost 120 experienced executives from 32 countries.

More than 100 young international managers took part in the training sessions offered by the Worldwide Integration Network (WIN).
This programme focuses on communication, teamwork and project management and helps strengthen the skill-sets required to build a successful international career. It offers an original opportunity to work on the implementation of real projects in multi-cultural teams. Thirteen projects were carried out under this programme in 2005.

Cross-functional training
While the various business lines define their own specific training needs, cross-functional training on project ownership and management, personal effectiveness and operations management are provided by the Group training centre.

In 2005, more than 3,500 Group employees attended these training sessions, up 12% on 2004.

Training for senior executives
The Leadership for Development programme was set up in 2005 in conjunction with France's prestigious *Ecole Polytechnique*. It provides senior executives with the support necessary to enhance their personal abilities and develop their careers through optimisation of their leadership skills. At the end of each training session the participants draw up an individual career development plan with their HR manager and direct line manager. A total of 113 participants attended five sessions in 2005, and the programme is set to continue apace in 2006.

Two new programmes have been set up to assist managers taking on new responsibilities and senior executives in key positions.

The Louveciennes training centre

More than 20,400 employees have attended training sessions at the Group training centre in Louveciennes. Set in a 62-acre (25-hectare) park alongside the *château de Voisin* and the *château de Bellevue*, the centre's historic and natural surroundings add to the sense of company and team spirit experienced by participants in the centre.

In June 2005, about 100 training managers from around the world attended Louveciennes for an international training seminar on executive training methodologies.

Lifelong professional training

Since 2003, BNP Paribas has been preparing for the entry into force of new legislation concerning lifelong professional training. In 2005, a company-level agreement was signed on the implementation of the Right to Individual Training *(Droit Individuel à la Formation - DIF)*.

This agreement provides that the training on offer must be of use to both the employees and the company and that it should enhance the individual's career path. Employees are encouraged to play a proactive role in their training and make requests, while managers set priorities in accordance with specific requirements. Training managers are responsible for advising employees and confirming choices with managers.

Implementation of the "Right to Individual Training" in France

Training that is useful to both the employee and the company, **carried out during working hours,** barring specific circumstances. ➢	Training that boosts, whenever possible, **the employee's career prospects.** ➢	Employees are encouraged **to be proactive and make requests.** ➢	**Managers play a key role –** setting priorities and confirming requirements. ➢	The training policy is enforced **by training managers,** who advise employees and approve initiatives with managers.

A Group-wide approach to career management

Career management

Career management within the Group is based first and foremost on the relationship between the employee and his or her manager. The HR managers are tasked with monitoring this relationship and following up on each individual's progression. Human resources management is decentralised yet based on shared values and principles that facilitate working relations between employees, managers and HR managers.

Within the various divisions, business lines and functions, the HR managers serve as key contact persons for career-related issues faced by employees, such as professional development, career mobility or remuneration. They implement the Group Human Resources policy at the local level and are familiar with individual employees through their performance evaluations, the contact they have with their direct line manager, or career counselling sessions.

Career management


Employee
Performance evaluation
Career counselling session
Manager
Human Resources
Remuneration Committee
Succession Committees

Performance evaluations provide an opportunity to assess each employee's skills and professional conduct, and to review objectives for the past year against the results obtained. Then new objectives are set for the following year and career development opportunities can be discussed.

The performance evaluations are the same for all BNP Paribas employees irrespective of their level or location. The subsidiaries have adopted a similar appraisal based on Group values but tailored to their particular business and location. These appraisals, which are transmitted to the HR manager, are a major factor in salary reviews and are used as a basis for career counselling and planning the employee's progression within the Group.

Career counselling sessions give employees the possibility of discussing their experience, their strong points and their wishes, as well as examining opportunities for advancement in line with Group needs. The frequency of the sessions depends on the employee's profile.

These sessions provide a basis for the succession plans drawn up by business and HR managers for their entities.

Career mobility

Career mobility is not only an attractiveness driver, but also a preferred means for the Group to adapt its human resources to the development of its business operations. It also allows employees to enhance their professional experience and move ahead in their careers.

Career mobility takes three forms:

- **Functional mobility**
  Not necessarily a change to another position, but professional development, or the enhancement of the employee's skills, abilities and knowledge;
- **Geographic mobility**
  The employee moves to another town, or, in the case of international mobility, another country;
- **Intercompany mobility**
  The employee changes from one Group entity to another.

Performance evaluations and career counselling sessions provide the basis for deciding on career mobility options, in a common decision-making process involving the employee, the line manager he or she reports to, and the HR managers.

To boost internal mobility and create an actual in-house recruitment market, an intranet page entitled *Career Opportunities* is available to employees worldwide. In France, BNP Paribas also offers a "mobility kit", which incorporates a whole range of additional resources, including specific training courses, a guide to intercompany mobility in France and, where applicable, individual assistance by a specialist team.

Succession management

Committees made up of managers from the various divisions and functions, as well as HR managers, meet once a year to identify high-potential executives that could in future take over key posts within the company. The Leadership for Development programme was set up in 2005 to help these executives draw up individual career development plans in conjunction with their managers.

The career-tracking mechanism for junior executives is specially tailored to their needs and includes frequent career counselling sessions, customised seminars and meetings with Group leaders. Several mechanisms have been put in place by the Group to coach these employees in the early stages of their career. These include:

- WIN, an integration, training and career-tracking programme aimed at young graduates preparing for an international career in all of the countries in which the Group is located;
- a special six-year career-monitoring process for young graduates hired in France who have a Master's degree and less than two years' professional experience. They are coached through various stages of their professional life (change of function, remuneration, promotion), which involves integration seminars, on-the-job training or training leading to a professional qualification that benefits their career development. These mechanisms are only available in France due to the considerable number of new hires there.

Group training sessions and specific career assistance are also available within the various divisions, business lines, corporate units or countries for junior or experienced employees joining the Group.


BNP PARIBAS LONDON

A broad and competitive remuneration package

Remuneration

The Group endeavours to apply a comprehensive, fair and competitive remuneration policy, which comes into play during the annual performance evaluations. In each business line and function, remuneration is awarded on the basis of employee performance and in line with market levels. Each entity has access to an expert study on individual remuneration, provided by the Group Human Resources Department. More than a third of positions were analysed and compared against external benchmarks in 2005.

BNP Paribas SA entered into two wage agreements in 2005 – one in February in respect of 2005 and one in December in respect of 2006 in line with an accelerated schedule for wage negotiations.

Other remuneration elements

The Group offers its employees a range of competitive benefits in accordance with local tax and labour regulations. These benefits mainly involve setting up long-term savings accounts for employees, in particular with respect to retirement planning. There is also a healthcare savings account to help employees with any unforeseen medical expenses, as well as a death and disability insurance.

The Group's policy is to offer, in each country and entity, a range of benefits that compares favourably with what its best competitors offer.

Employee benefits and welfare

The Group has a long-standing benefits policy aimed at providing a high level of protection to its employees. In 2005, BNP Paribas worked on harmonising its overall employee benefit procedures, particularly outside France, with the aim of ensuring greater consistency between the sometimes very disparate local systems.

Following this review, several countries' defined-benefit plans still in force were converted into defined-contribution plans.
In France, in line with new accounting standards, BNP Paribas implemented a number of specific measures in relation to the Group health insurance plan and to pension plans which had already been closed.

Outside France, the Group endeavours, to the best of its ability, to help improve benefits for local staff and their families, with health insurance plans covering the cost of medical consultations and hospital stays for both themselves and their families.

A flexible personal risk plan enables employees in France to customise their level of protection

BNP Paribas' post-employment benefit scheme, which was set up under a company-wide agreement and draws upon best market practices, has few equivalents in France. The flexible personal risk plan offers staff a high level of cover for stoppages due to illness, disability or death. Each employee has a basic plan, which can be customised in accordance with his or her personal or family situation. This is done by choosing the level of additional cover, for example a once-off payment in the event of accidental death or the death of a spouse, an education annuity, or a spouse's annuity. As of December 2005, 54,000 employees in 39 French entities were covered by such a personal risk plan.

THE LIVE WELL PROGRAMME IN THE UNITED STATES

Helping employees cope with day-to-day difficulties. Any employee can, if they so wish, have access to external, confidential assistance with medical problems that can have an impact on their day-to-day working lives, such as nicotine addiction, diabetes, stress or high blood pressure.

Employee share ownership

Since the creation of the BNP Paribas Group in 2000, the worldwide employee share ownership plan has been offering employees the opportunity to become shareholders within their own company. They are entitled to a discount on the shares they purchase and top-up payments from the company. Six share issues have been offered in this context. An amount in excess of EUR 200 million is subscribed to each year.

These operations were successful, despite the obligatory medium-term holding period involved, thanks to the discount provided for by French law and the company's contribution in the form of top-up payments. It is also a sign of the employees' confidence in their company's growth strategy.

Employee rights issue

	2003			2004			2005			Average
	France	International	**Total**	France	International	**Total**	France	International	**Total**	over 3 years
Number of eligible employees	65,538	31,727	**97,265**	65,692	31,117	**96,709**	67,465	33,918	**101,383**	**98,452**
Number of employees subscribing	36,115	8,634	**44,749**	41,319	8,599	**49,918**	43,177	10,575	**53,752**	**49,473**
Subscription rate	55%	27%	**46%**	63%	28%	**52%**	64%	31%	**53%**	**50,3%**
Amount (EUR million)			**206**			**223**			**221,5**	**214**

Employee savings plans in France

The aim of employee savings plans is to encourage staff to take an interest in their company's results and performances and allow them to set up a savings account with preferential tax and benefits treatment, in return for an obligatory medium-term holding period.
These plans enable employees to set up a collective portfolio of securities, and can be topped up by payments from incentive and profit-sharing plans, or possible top-up payments by the company. A highlight of 2005 in France was the launch of the Group retirement savings plan, PERCO. This plan is managed throughout the employee's professional life and becomes available on retirement, in the form of either an annuity or a once-off payment.

PERCO – a new type of BNP Paribas savings plan since 2005



PERCO
Only available on retirement
PROFIT-SHARING
BLOCKED CURRENT ACCOUNT
RECEIVED IMMEDIATELY
INCENTIVE PLAN
VOLUNTARY PAYMENTS
Top-up payment
Top-up payment
Company savings plan
5 year holding period
Group savings plan
5 year holding period
Once-off payment or annuity
Once-off payment

Constructive employer-employee relations

The Commission on Employment Law - BNP Paribas SA's labour information and negotiation body - met on 35 occasions in 2005 and negotiated the signature of 17 company-level agreements on a variety of subjects. Several of these agreements led to the improvement or expansion of employee savings plans within the company.

An agreement regarding the possibility to access the share of 2004 profits distributed in 2005 was signed on 27 October 2005 within the framework of the French law for the strengthening and modernisation of the economy *(Loi pour la Confiance et la Modernisation de l'Economie)*. On 29 September 2005, another agreement provided for a once-off incentive payment and the principle of a related top-up payment by the company.

Following on from the provisions on professional training introduced in 2004, and a branch agreement signed on 8 July 2005, BNP Paribas entered into an agreement on 27 July 2005, which set out the terms and conditions for implementing the Right to Individual Training. This agreement specified that the Right to Individual Training constitutes a new means for the employee to steer his or her own professional development while also providing the company with a new tool for building the skill-sets it needs.

There were extensive discussions within the European Works Council in 2005. The Group Works Council also had a full agenda, focusing on the consistency of contract conditions within the Group in France, in areas such as hiring, career development, professional training, social protection, employee savings plans and profit-sharing.

Optimal and safe working conditions

Promoting occupational health and work safety is a key concern for the Group. Any employee can call on an employee support representative for advice and guidance, or to talk about any problems they may have. These representatives are professionally bound to keep any information discussed in meetings with employees strictly confidential.

BNP Paribas has also set up a number of its own initiatives which go beyond the statutory requirements. The Group offers cardiovascular risk screening, monitoring of vaccinations, help with giving up smoking, training in first aid and, in partnership with the Paris accident and emergency services, prevention and monitoring of post-traumatic stress for staff who have suffered or witnessed an attack.

With a view to preventing risks through the improvement of working conditions, the Group also pays attention to areas such as ergonomics, lighting and office sanitation. The advice of the medical department is systematically taken on board before equipment is brought into the workplace and the specifications accompanying invitations for tender for IT equipment always take into account medical recommendations.

At the same time, steps have been taken to promote health and safety at work for expatriate workers. These initiatives include the establishment of health reviews adapted according to age group and to the specific health risks of the countries concerned.

The Group has put in place a system for monitoring the health risk attached to the bird flu pandemic. All employees have received an information memorandum instructing them on measures to take in the event of an outbreak.

Large-scale vaccination campaigns continued, with 52% more employees availing of the anti-flu vaccination than in 2004.

BNP Paribas is a member of Sida Entreprises, a business-funded association focused on AIDS. The aim of this association is for French investors in Africa to help resolve ongoing issues of prevention and lack of access to treatments, problems that remain prevalent despite the financial aid that has been injected into the countries suffering from the AIDS pandemic. BNP Paribas help to set up inter-company platforms in most of the countries in West Africa where it is present, through its network of associated banks (BICI).

Encouraging communication and feedback

The role of the intranet in internal communications

The Group's internal communications publications – the quarterly magazine *Ambitions*, of which 100,000 copies are published, and the weekly electronic newsletter *Flash Groupe* – are sent to more than 90% of the Group's employees in both English and French. These two publications are rounded out by specific internal communication tools adapted to each business or corporate unit, which allow for a more targeted message.
These include the distribution of a range of leaflets to employees outlining responsible conduct in the use of e-mail, telephones and computers.

The B2E – Business to Employee – intranet portal is rapidly emerging as the medium of choice for internal communication. The portal was rolled out at a sustained pace in 2005. Nine new local sites went on line, in Southeast Asia, Australia, New Zealand, Belgium, at BNP Paribas Assurance and Cardif, in Spain, Luxembourg, Scandinavia and Switzerland.

The information is organised at three levels: cross-business for the Group, personalised for the business lines, entities, activities and functional line activities, and local for territories and subsidiaries. It offers employees a customised working environment based on a single point of access.

These functions are currently being installed in all of the Group's entities, and will allow employees access to relevant and structured information. The intranet portal is now accessed by 40,000 users per day.

Regular employee surveys

As part of an overarching management monitoring plan, BNP Paribas SA has conducted employee surveys on a regular basis since the 1990s. These surveys enable the Group to gauge general morale within its main entities and the information is passed on to unit heads to help them steer their management strategies.

In 2005, the surveys were extended to the main territories outside France, as were indicators allowing the entities to measure the degree of commitment of employees.

Encouraging employee suggestions

The structure used to integrate the suggestions of staff working for BNP Paribas SA is called *Étincelle*. Under this organisation, local committees approve proposals which are applicable at the local level, and a national team reviews and validates proposals that have a possible bearing on the organisation or IT applications of the Group as a whole.

The success of this system in the Retail Banking business in France has led the Group to consider implementing an extended system that would allow the coordination of various initiatives taken by the subsidiaries, and go even further towards encouraging employee initiative.

Partnering employees involved in charitable work

The BNP Paribas Foundation, the Group's vehicle for corporate patronage, develops partnerships in cultural, medical and humanitarian areas.
While the Group does not seek to steer the commitments of its employees, it is eager to offer support to those involved in charitable projects through a grants programme run by the Foundation, *Coup de Pouce au Personnel*.

This operation was once again carried out in 2005, with a considerable increase in budget. The exceptional contribution by the Shareholders' Meeting was allocated to projects that received assistance in 2003 and 2004 and that the Corporate Sponsorship Committee felt were deserving of new support

CORTAL CONSORS SELECT RECOGNISED AS ONE OF THE BEST EMPLOYERS IN GERMANY

Wolfgang Clement, the former German Minister of the Economy, awarded Cortal Consors the Top Job award in acknowledgement of its excellence in the field of human resources. The award came about after a review of the main areas of human resources management: vision and leadership, personal development and remuneration, culture and communication, and social initiatives.

Listening to our clients

Anticipating client expectations

The BNP Paribas consumer surveys unit brings together a network of Group entities specialised in market studies, some of which are authoritative reference points. These include the Cetelem Observer for consumer spending and the corporate fleet market observer set up by Arval Service Lease for the car industry. These structures offer synergies leading to a better understanding of the different consumer profiles and retail channels, and to more accurate measurement of levels of satisfaction. They also make it possible to design advanced indicators on changes in consumer behaviour and purchasing cycles, boosting the Group's ability to update its products and services offerings and distribution methods with targeted innovations.

Demographic and sociological change, the use of new technology and an increasingly nomadic lifestyle have given rise to ever more diverse requests from the various categories of clients. The Bank is also expected to provide greater convenience and availability, and to personalise its product offers based on an understanding of each client's situation, allowing enhanced choice.

Tailor-made services

The Multi-channel Bank responds to these requirements through a real-time integration of the various channels of the distribution network: internet, client relations centres and branches. A single client database that centralises all the information from the various sources and updates it accordingly allowed 300 million contacts to be managed in 2005.

This system has significantly changed the approach to sales by optimising contact opportunities. "Intelligence marketing" software adapts sales offers to individual client needs, thus making the business relationship much more intense.

Measuring client satisfaction

French Retail Banking recently implemented a new system that measures, on a yearly basis, the satisfaction of almost 60,000 individual clients. This barometer of service quality is applied by each operating entity and thus serves as a tool for local-level improvement. Local managers can adjust their coaching of sales teams and develop local action plans based on the new indicators.

Other systems are in place to monitor, through regular surveys, the satisfaction of clients in the professional, corporate, and association categories and of Private Banking customers. A satisfaction index for corporate clients, measured in each Business Centre, takes into account the characteristics of local markets.

Quality assurance

A loyalty-building lever

Studies show that there is a strong correlation between clients' perception of service quality and their loyalty, which is a major component of profitability in Retail Banking. Enhancing the quality of relations with clients therefore fits into the Group's strategy and provides a framework for its sales initiatives.

Integration with management

Since 2004, employees' annual appraisals have included two new criteria measuring each person's contribution to this satisfaction-raising process: individual client satisfaction, measured at local level, and client loyalty. Quality assurance is an integral part of the management of sales performance. The indicators show that French Retail Banking clients are particularly satisfied with their client advisors and the service they receive.

In order to improve quality, some processes have been reorganised with a view to streamlining processing and improving reliability and treatment time. This overhaul relies on workflow software that coordinates the work of multiple players, and it involves centralising capabilities into centres of expertise that can handle client requests.

An extensive search for certification

This constantly renewed search for client satisfaction has brought about upgrades in sales and process management and has led to the acquisition of the most relevant external certification. With 54 active certificates at the end of 2005, BNP Paribas remains one of the banks that has taken the ISO 9001 process the furthest.


2005
33
21
2004
30
18
2003
25
16
2002
17
11
Active certificates in France
Active certificates outside France

One year after obtaining ISO 9001 certification, BNP Paribas Factor, the Group's factoring subsidiary, had its certificate confirmed following an audit by AFAQ, a certification agency. This quality mark was achieved thanks to a team effort by the staff of BNP Paribas Factor, driven by the subsidiary's determination to meet clients' needs.

BNP Paribas Securities Services received ISO 9001 certification for its fund administration and legal reporting activities. This certification is a confirmation of the progress this subsidiary is making in rolling out the most exacting quality standards across all its operating units worldwide.

Dialogue with consumers

The higher professional standards that have been brought about by this system have answered the need of dissatisfied clients to be heard and to receive a knowledgeable reply. Procedures for handling complaints aim to seize these opportunities to make direct contact, in order to redefine and strengthen the relationship with dissatisfied clients.

Looking after the specific needs of more vulnerable clients

Cetelem says "Yes to developing healthy loans, no to overindebtedness"

Using advanced client rating techniques, Cetelem has continued to advertise its growth objectives and its ability to say "no". By rejecting 30% of the applications it receives, Cetelem protects those who would clearly not be able to pay back their loan. This selectiveness maintains the quality of the company's risks, reflected in the fact that 98% of its loans are repaid in full. In 2005, Cetelem set up a special centre to help indebted individuals in precarious situations.

The system for responding to customer complaints is broken down into four stages

1

The Intranet Complaints system processes complaints and monitors them on a qualitative basis. The complaints are centralised and sorted against a list of several hundred complaint categories, and a suitable response is proposed. As well as fulfilling a reporting function, the system, which has been available on sales teams' workstations since 2005, improves the complaints-processing time and the wording of responses. The number of complaints sent directly to General Management fell 26% as a result.

–26%

In 2005 the number of complaints sent directly to General Management decreased by 26%.

2

Oral complaints that cannot be resolved at branch level are referred to the **Consumer Relations Manager** (CRM) using the same procedure as for written complaints. This procedure relies heavily on IT resources. A CRM is allocated to each grouping of branches and is backed up by the Group's Consumer Experts unit.

BNP Paribas is the only bank to offer such a comprehensive, transparent and easy-to-use system.

3

The **Consumer Relations Experts** unit applies its tax and legal knowledge to ensure the most appropriate response to complex complaints. The quality of responses to clients is measured by means of performance criteria that cover issues such as length of time taken to respond, clarity of the response, empathy demonstrated and extra explanation provided. This unit supervises the investigation of complaints and has the authority to enter into negotiations with clients that may avoid recourse to the next stage – mediation.

The Client Satisfaction mechanism, which is enhanced by the Quality and Consumer Relations function, is complemented by tools that coordinate suggestions, information requests and complaints.

4

An **external independent Mediator** was appointed in 2004, to whom clients can refer complaints at any time. This Mediator, whose contact details appear on clients' bank statements, arbitrates disputes regarding current accounts and hands down an opinion within two months of the arbitration. If the dispute is still not resolved, an out-of-court settlement may be considered. Of the 2,695 complaints received by the Mediator in 2005, 1,336 qualified for mediation. Of the latter, 978 were dealt with by the business units and 358 gave rise to an opinion.

BNP Paribas is the only bank to publish its Mediator's report.

Making sales facilities and services accessible to all

Going beyond applicable regulatory requirements, BNP Paribas takes measures to facilitate access to its branches and ATMs by disabled persons. Accessibility is at the heart of the Bank's branch refurbishment programme launched in 2004. By the end of 2005, more than 400 branches had been refurbished and 3,600 ATMs, representing 95% of the total number, meet criteria for accessibility by disabled persons. The upgraded branches include a reception area manned by a customer service representative, who can inform, serve and assist disabled clients, as well as a self-service area with fully accessible ATMs.

The Multi-channel Bank offers all clients the possibility to access information and banking services. At least one remote channel - phone or internet - is always available for day-to-day transactions.

VOICE-GUIDED ATMS FOR THE VISUALLY IMPAIRED

Through its partnership with Diebold, a global leader in the ATM industry, BNP Paribas is the first bank in France to provide visually impaired clients with the possibility to withdraw money independently. These new machines offer audio assistance that is activated by inserting a standard headphone jack. To facilitate withdrawal, the ATMs are equipped with standard embossed features on the headphone jacks, keyboards and function keys, as well as multi-coloured light signals to identify each stage of the transaction. Since 1 December 2005, BNP Paribas has rolled out twenty such ATMs throughout its branch network. At the end of first quarter 2006, almost 250 such ATMs will be operational in France. BNP Paribas also offers visually impaired clients bank statements in Braille.

Promoting socially responsible investment

Increasingly aware investors

Investors are more and more concerned about the social and environmental responsibility of companies and want to be able to assess the potential impact of such issues on the performance of their investments. Because BNP Paribas Asset Management seeks to promote the long-term value of its investments, it has developed recognised expertise in this area and offers a complete range of products that systematically take into account considerations related to sustainable development and corporate governance.

The socially responsible investment process

The process for investing in a socially responsible manner is the same as for normal investments, with two stages:

1. **Identification of clients' needs and selection of universe**
   To respond to clients' specific needs as regards socially responsible investment, a risk profile and strategy are defined based on the sector and the expected return. Ethical criteria and the company's level of social commitment are taken into account in the choice of securities. The investment universe is chosen on the basis of clients' needs and the possibilities offered by the market, such as the regions and securities available.

2. **The characteristics of SRI research and investment: analysis based on non-financial criteria**
   Portfolio management is based on comprehensive financial and non-financial analysis, from a quantitative and qualitative perspective.
   For socially responsible investments, BNP Paribas Asset Management carries out in-depth research to identify potential sources of value creation or destruction by encompassing issues of corporate governance and corporate social and environmental responsibility.

The process for investing in a socially responsible manner is the same as for normal investments, with two stages


1
Client's needs and selection of universe
2
Research and investment
Clients
Understanding clients' needs and objectives
Universe
Selecting an investment universe
Products
Research
Financial and non-financial analysis
Portfolio management
A team of dedicated specialists using SRI-specific analytical grids

This non-financial analysis rounds out standard financial analysis by shining a light on how companies handle issues related to sustainable development, in terms of the commitments they undertake, the resources they deploy in the field and the results they obtain. Like financial analysis, research on non-financial aspects is conducted by a team of specialists. This research is designed with a view to value creation and relies on the use by analysts of appropriate analytical grids, which include assessment criteria based on the specific challenges of different industries.

As an example, compliance with fundamental labour rights by the company and its suppliers is a major issue in the textile and electronics sectors, while emissions of greenhouse gases and risks related to climate change receive priority treatment in assessing the energy, electricity production, transport, insurance and building materials industries. The portfolio is assembled using risk modelling and rankings by sector.

These analyses are regularly reviewed and systematically integrated into management processes. Such extra-financial analysis, supported by direct contact with companies, is rounded out by the work of ratings agencies and by brokers' reports. In addition to this system, a monitoring process seeks to detect the possible emergence of critical situations that could lead to valuations being revised.

Exercising voting rights

For BNP Paribas Asset Management, the exercise of voting rights is an integral part of the management process, as a component of the ongoing dialogue with companies in which investments are made on behalf of clients. The company's voting policy reflects the principles of governance set out in the key international codes and standards. All mutual funds in both France and other countries exercise their voting rights at AGMs. This includes a scope of approximately 300 companies owned by 200 mutual funds. The voting process is based on an analysis of draft resolutions and decisions are applied through electronic voting platforms that allow secure processing. The documents concerning the exercise of voting rights at Shareholders' Meetings are available at BNP Paribas Asset Management's website, (www.am.bnpparibas.com).

Research and management teams

BNP Paribas Asset Management employs a team of six non-financial analysts who work closely with financial analysts, regularly exchanging points of view on the companies and industries they study. The results of financial and non-financial analyses are systematically taken into account by the asset managers in building portfolios focusing on sustainable development and corporate social responsibility.

A leading position on the French market

In recent years BNP Asset Management has been developing its expertise in non-financial analysis via a range of SRI products. The latest studies by Novethic and Amadéis place BNP Paribas Asset Management among the top players in the sector in France in terms of assets under management, and as the market leader with regard to quality. Total mutual funds and SRI mandates under management as of 31 December 2005 amounted to EUR 6 billion. These funds are geared towards institutional investors and individual clients.

SOCIALLY RESPONSIBLE FUNDS: 10%

For the first time in 2005, more than 10% of net asset inflows from mutual funds in the French Retail Banking network was generated by two socially responsible funds.

SRI asset inflows (in millions of euros)



Mandates/
dedicated funds
Open funds
140
43
139
1,069
3,094
944
4,979
1,069
End-2002
End-2003
End-2004
End-2005

Relations with suppliers

Limited use of outsourcing

As regards its production processes, the Group has chosen to retain control over the core competencies in each of its businesses. Its operations are therefore very integrated, making limited use of outsourcing but relying on outside vendors for services that are not central to the business. These outside vendors mainly include postal services and IT equipment manufacturers. BNP Paribas created a joint venture with IBM France to meet the Group's IT processing needs. This strategic alliance answers the need to retain control over technology while reducing IT costs, and it preserves a leading-edge centre of excellence.

ACCORDING TO NOVETHIC/ AMADEIS (AAA RATING), FOUR OF THE FIVE BEST SRI FUNDS ARE MANAGED BY BNP PARIBAS

A responsible purchasing strategy

In 2005, BNP Paribas set up a dedicated suppliers' portal on its internet site, which serves as a platform for purchasing managers and suppliers to exchange information, leading to improved communication at each stage of the purchasing process, as the suppliers become part of the Bank's extended network.

The Group places considerable importance on its suppliers' approach to corporate social and environmental responsibility. BNP Paribas Asset Management assesses the merits of the various suppliers under review before any definitive choice is made, and the procurement function looks closely at whether social and environmental criteria are taken into account. Since 2002, all contracts negotiated and signed by the Global Procurement Group (GPG) include clauses providing for compliance with International Labour Organisation (ILO) standards or with local employment law principles in the event that these are stricter than the ILO standards. GPG carried out a systematic audit of all the major outsourcing agreements entered into by Group entities in locations worldwide. Where clauses relating to corporate responsibility were missing or inaccurate, the entity was asked to renegotiate the contract.

Overseeing worldwide supplier relations

BNP Paribas has continued with its system of approved vendor lists for temporary work agencies and service providers in France, the United Kingdom and the United States. This system has been rolled out throughout Europe. Agreements signed with these companies include very strict clauses on compliance with employment legislation and preventing loss-making sales, which are prohibited under French law. The General Inspection unit reviewed the use of outside assistance and reminded employees incurring expenses of their duty to only use companies from the vendor lists that guarantee compliance with employment law. GPG is responsible for 90% of supplier invoices worldwide. Over 55% of the contracts signed match the terms and conditions recommended by the Group. This figure takes into account the permanent consolidation of new entities resulting from acquisitions, as the considerable expansion of the scope of consolidation in 2005 reduced the effect of the increased coverage rate based on a constant Group structure.

In our global economy, markets intersect, overlap and interact, opening up new development opportunities. The **Turkish desk** which BNP Paribas has set up in its Algerian subsidiary, in partnership with TEB, is a case in point. With transactions totalling USD 2.25 billion in 2005, the Turkish desk – which is the first of its kind in Algeria and was a greenfield creation – has already demonstrated its usefulness. BNP Paribas is now able to speak to the many Turkish investors based in Algeria in their native language.





ALI ARAS – Account Manager for Turkish companies at BNP Paribas El Djazair, Algiers

« Algerian laws are complex, therefore being able to explain them to Turkish investors in their own language gives us a considerable edge. In fact, if I'm not mistaken, I am currently the only Turkish banker in Algeria. Besides, working with us also saves our Turkish clients both time and money, because most Algerian banks do not accept guarantees from Turkish banks. They first go through a foreign bank, which drives up costs. Thanks to our Turkish desk, we can carry out the transactions directly with TEB and BNP Paribas El Djazair. Our growth potential is very large, especially with the support of the worldwide network of BNP Paribas Trade Centres. We have vast opportunities for cross-selling with that network of 80 centres in 49 countries. It is a huge asset for us. »



In accordance with the principles of the United Nations Global Compact, the Group has put in place a set of guidelines on environmental responsibility. The guidelines, which include ten action points, have been rolled out Group-wide since January 2004 and form part of the general business principles adopted by employees. To monitor the impact of its activities on the natural environment, the Group has implemented a tracking system enabling it to improve its eco-efficiency:


3 actions
4 levers
3 key success factors
Environmental issues identified
Supplier selection
Waste management
Energy efficiency
Prevention
Compliance
Employee awareness
Internal control
Cost containment
Risk management
Specific product offering
Performance
10 guidelines for managing environmental impacts

BNP Paribas has a small ecological footprint

The CO_2 survey

To help combat global warming, companies are expected to control their emissions of greenhouse gases. In 2004, with the help of expert consultants, BNP Paribas devised a method for estimating carbon dioxide emissions resulting from its operations. This involves a survey that expresses the Group's energy consumption as kilograms of CO_2 equivalent, which allows a clearer identification of key issues and better control over emissions.

A more reliable scope

This survey takes into account data on electricity consumption, business trips, commuting between the home and office and the distribution of internal mail. Because data is still being gathered at global level, the CO_2 survey is currently restricted to France.

The calculations cover the emissions generated by the production, transportation and consumption of energy sources. For liquid fossil fuels, the methodology calculates emissions related not only to combustion but also to the extraction, shipping and refinement of the fuels from conventional crude oil. For electricity, the primary energy used by the producer is taken into account. Further information on measurement methods and the related margins of error is provided under point 7 of the Summary table relating to the environmental chapter of the NRE Act.

Estimated CO_2 emissions for 2005:
2.15 tonnes of CO_2 equivalent per FTE


Electricity 20%
Business trips 56%
Commuting between home and office 24%

Business trips appear to be the principal source of emissions. These trips, which are undertaken for the purposes of client contact, business negotiations and project studies, have for many years been the focus of a stringent cost-reduction policy. An inventory of tele- and video-conferencing facilities was carried out by Global Procurement Group (GPG) with a view to proposing an alternative to travel. Air travel is subject to approval procedures and the use of the train is encouraged, in particular the Eurostar and Thalys. The effectiveness of this system, and the expansion of the Group's activities, means there is little scope for achieving further substantial reductions of CO_2 emissions.



As part of the Group's commitment to cost control, the energy consumption of buildings is controlled. The main avenues for raising the Group's environmental efficiency involve installing better-performing new technology at the time of building renovations or construction, and when equipment is up for replacement.

BNP Paribas' emission levels in France compare favourably with the results published by other banks. The per-employee emission rate dropped overall in 2005 thanks to the use of more cost-effective forms of transport.
Despite a significant increase, the data collected in countries other than France remains insufficient to enable an overall estimate, due to the broad scope of the Group's activities (see points 3, 7 and 9 of the Summary table relating to the environmental chapter of the NRE Act).

Data collected in countries other than France

Electricity	44.2%
Car travel	30.8%
Air travel	43.1%

Commuting between the home and office has a substantial impact. In provincial towns the Bank covers a part of the costs incurred by employees using public transport to get to work, going beyond its legal obligations in this respect. The contribution is higher for those living in towns with more than 100,000 inhabitants. Despite the fact that more than 12,000 employees in France benefit from these measures, the number of car trips is unlikely to decrease significantly in the coming years. One reason for this is that due to the reorganisation of the back offices within the French Retail Banking business, employees accepted short-distance transfers that did not require moving to another home.


-10.1%
Tonnes of CO2 equiv. per FTE
-6.9%
Business trips
-16.5%
Commuting between home and office
-10.1%
Electricity
Changes 2004/2005
2005
2004

These CO_2 emission calculations will be performed at global level following the rollout of environmental reporting software.

Using all available levers for improvement

Mitigation of environmental impacts

Despite the higher cost of alternative solutions, such as the gradual replacement of open loop air conditioning systems by closed loop systems, the Group's real estate management departments take numerous measures to reduce energy consumption.

With the support of the Global Procurement Group (GPG) and Group Information Systems (GIS) functions, the French Retail Banking business implemented paper saving measures such as the electronic distribution of accounting statements and the elimination of print-outs. These measures should lead to a reduction of some 50 million pages, or 250 tonnes, per annum.


MEUNIER

A system was implemented in groups of branches to monitor the consumption of paper purchased from printers and reams of paper for local print jobs via e-procurement. Data provided by the printers enabled GPG to choose printing jobs that use more efficient paper cuts. Overall paper consumption in France, including volumes purchased from printers, envelopes and roll paper from printing centres, and paper reams, decreased from 10,549 tonnes in 2004 to 9,498 tonnes in 2005.

Environmental impacts can also be mitigated through agreements with other stakeholders. With this in mind, BNP Paribas entered into an agreement with CFC, the French organisation responsible for copyright on books and press articles, under which it is allowed to reproduce articles in the form of a press review that is distributed on the Group's intranet site. Employees can read these articles online and printed copies have become an exception, saving 800,000 sheets of paper per month (9.6 million per year).

Meunier is involved in an attempt to lessen the impact of its real estate activities through the implementation of the High Environmental Quality (HEQ) standard. Meunier's business real estate arm maintains close links with the HEQ association and the Scientific and Technical Advisory Centre for the French building industry (CSTB). In 2005, it was awarded HEQ certification for its project in the Paris Rive Gauche urban development zone, situated at 22/34 avenue Pierre-Mendès France, in the 13th district of Paris. This was one of only three office developments to receive the CSTB seal of approval in 2005.

Arval, a Group subsidiary in the long-term leasing and fleet management market, brought out a guide on environmentally responsible behaviour, which takes a humorous look at the day-to-day actions employees can take to save energy and manage waste, and encourages them to use public transport and adopt eco-friendly behaviour. The guide has been translated into five languages and distributed to 2,500 members of staff. Arval also organised the first Road Safety for Companies day to mark the second anniversary of the charter of the same name signed by Arval with the French directorate for road traffic and safety (DSCR) and CNAMTS, a national health insurance fund for employees

Compliance

The Corporate Facilities Management Department is responsible for ensuring that buildings are managed in accordance with the technical regulations applicable in France. It issues guidelines in this respect for use by facilities managers.

Outside France, real estate guidelines are drafted by Global Procurement Group (GPG) based on the most stringent regulations in all countries where BNP Paribas operates. Construction and renovation projects are validated based on these guidelines and the buildings of newly acquired companies are audited.

Arius, the BNP Paribas subsidiary specialised in IT equipment leasing solutions, has developed a strict policy for managing the end of its products' life cycles. When equipment recovered at the end of a contract is examined, there are three possibilities. If it is in workable condition it is resold. Otherwise it is either disposed of by an approved vendor or taken apart to be used by maintenance companies.

In accordance with the European directive on Waste Electrical and Electronic Equipment (WEEE), the Group tested procedures for collecting and recycling electronic equipment in France through producers, distributors, brokers and recycling agencies. The Group examined the findings of these tests in December 2005 in order to decide the most appropriate way forward.

Energy efficiency

Despite the significant growth in the number of acquisitions by the Group, energy and raw material consumption were limited in 2005. Electricity consumption in France decreased, amounting to 271.5 GWh as against 299 GWh in 2004, due mainly to the responsible conduct of employees and improved real estate management. The scope of data collected outside France is being expanded and made more reliable.

Arval only uses modern vehicles – those in its rental fleet are less than three years old – fitted with fuel-saving systems such as cruise control and catalytic converters, which results in a reduced rate of emissions. These vehicles are also serviced on a regular basis. Practical guides outlining simple gestures to protect the environment are available for drivers.

Supplier selection

Supplier selection is a central feature of the Group's environmental policy. GPG systematically promotes clauses related to social and environmental responsibility in its contracts with suppliers. The approval of such clauses, which were examined by the General Inspection unit in 2005, is taken into account in negotiations with major suppliers. GPG examines the environmental rating awarded to suppliers by social and environmental rating agencies, and in 2005 set up a dedicated suppliers' portal on the Group's internet site.

GPG has concluded agreements with paper manufacturers that guarantee a responsible approach to forest management, with reforestation in line with paper cuts. The Group selects the paper used not only by its employees but by the companies that carry out printing on its behalf.
Under new electricity supply contracts that came into force in 2003, renewable energy serves as the source for 15% of the electricity supply used by the six sites with the highest energy consumption in France.
In 2005, market conditions did not allow any change in forms of energy delivery in France and it was therefore not possible to increase the proportion of renewable energy purchased. In Germany, 18% of the electricity used by BNP Paribas and Cortal Consors is renewable.

Waste management

The collection of used toner cartridges has been implemented on a Group-wide basis. In France 48,421 used cartridges were collected in 2005, a more than fivefold increase on the previous year's figure of 8,813. In other countries, 12,323 cartridges were collected, with endeavours continuing apace in Germany, Spain, Hong Kong, Italy, Morocco, Luxembourg, the United Kingdom, Singapore and Turkey. Several countries achieved a 100% collection rate.

Paper collection for recycling also continued, with 5,380 tonnes collected in France compared with 2,178 tonnes in 2004. The practice became more widespread in other countries, with 884 tonnes collected in Germany, Spain, Hong Kong, Italy, Luxembourg, the United Kingdom, Singapore, Tunisia and Turkey.

Bank of the West is an investor in and founding member of the California Environmental Redevelopment Fund, LLC (CERF), a grouping of Californian institutions that finances the remediation of contaminated sites. CERF was the first organisation of its kind and has now become a nationwide model. By cleaning up damaged areas, it helps participant institutions fulfil their economic development, environmental protection or public health functions. CERF focuses on financially viable projects that create jobs for local residents and provide affordable housing for underprivileged communities.

A consistent tracking system

Risk management

Environmental risks are integrated into the analysis of credit and operational risks. In its credit risk management policy, the Group recognises that it must identify environmental risks, and defines specific adaptations for certain business lines. The rating policy for Corporate Financing provides a framework for factoring environmental risk data into rating models.

When the financing of large-scale projects is considered, the due diligence stage includes an audit of the social and environmental consequences of the project by a recognised expert in the field. This audit assesses the environmental impacts and how they may affect the viability of the project.

To meet the hedging requirements of clients exposed to environmental risks, the Group trades on energy and commodity markets and develops financial derivatives. Thanks to its active intermediary role in these markets, BNP Paribas is able to provide its clients with hedging instruments at competitive conditions.

Cost containment

In a bid to offer the best possible services at the most competitive prices, cost containment is a key factor in the Group's strategy of profitable growth. Efforts to limit consumption are in line with management control objectives. Environmental indicators have rounded out the management criteria used by the 2,500 employees working for the GPG function. The measurement and analysis of CO_2 emissions helps identify the principal discrepancies among entities and enables consumption to be streamlined.

Energy and water consumption continued to be reduced at certain sites in 2005. Stringent procedures were put in place with regard to certain types of office supplies, such as toner for printers, and this has helped to reduce paper consumption. Five percent of office equipment purchased in France in 2005 was manufactured from recycled materials, while the rate was 20% in Switzerland and Luxembourg.

Raising awareness of sustainable development

The Group used internal communication channels such as the intranet, the *Ambitions* in-house newsletter and conferences to raise employees' awareness of environmental issues.

Procurement managers in France hold an Annual Meeting on the theme of sustainable development. Their action plan covers initiatives to be taken within the context of the WEEE directive, the gathering of key indicator data and the environmental reporting system. Employees in other countries include sustainable development actions in their objectives.

BNP PARIBAS AND THE GREENHOUSE GAS EMISSIONS MARKET

The Kyoto protocol and the European directive on changes in CO_2 emission quotas have led to a monetary value being placed on environmental externalities. An emissions' trading system was set up by European states in 2005, which should permit 12,000 industrial sites that emit CO_2 to meet the reduction targets set by the governments at minimum cost. BNP Paribas brings its asset financing and management experience into play to help the companies involved meet their reduction targets as cost effectively as possible. Although not directly affected by the directive, BNP Paribas has played an active role on this market since March 2005. Dedicated teams provide international clients and SMEs with assistance in negotiating quotas and complying with emission thresholds. The Group ensures improved liquidity and enhances the efficiency of this burgeoning market. The Carbon Finance Solutions activity was set up in 2005 with the aim of reducing greenhouse gas emissions across all business lines. The restrictions on CO_2 emissions resulting from international agreements will have a long-term influence on the structure of assets financed and need to be taken into account in financing decisions. In addition to the creation of new products, the financial element involved in systems to prevent greenhouse gas emissions are taken into account in the services proposed to Corporate Banking, Retail Banking and Asset Management clients.

The Corporate Facilities Management Department issued guidelines on energy and natural resource conservation measures in real estate management. Information sessions were also held on issues such as asbestos and disaster recovery plans.

By means of its "Observer" study on the corporate fleet market, Arval provides information on sustainable development topics and published a green guide to corporate fleet management that includes a list of the highest selling cars in France in accordance with their CO_2 emission rate.

BNP Paribas Immobilier published a guide on ethical business relations, which included a section on the environment and sustainable development.

In addition to its role in launching the Enhanced Analytics Initiative, BNP Paribas Asset Management takes part in the work of the Institutional Investor Group on Climate Change (IIGCC) on the building materials industry. This work aims to identify those industry players that have made the greatest strides in terms of energy efficiency and will therefore be in a better position to weather the introduction of CO_2 quotas. In France, BNP Paribas is a member of EpE (companies for the environment).

Efficiency of Internal Control

Since 2004, the General Inspection unit has had access to a social and environmental methodology, drawn up in conjunction with the Group Sustainable Development function, which allows it to assess the extent to which audited entities apply Group environmental standards and procedures. Reporting directly to the Chief Executive Officer, the General Inspection unit enjoys complete independence in the way it applies this audit methodology across the entire Group without limitation. These audits round out the controls already carried out by the managers of the various entities.

A forward-looking and responsible approach to financing

A responsible financing policy

In accordance with its lending policy, BNP Paribas has developed sustainable lending criteria and environmental risk management approaches for worldwide project finance lending. The Project Finance business line calls on independent experts to carry out an environmental assessment of each new loan application submitted to the Credit Committee. The analysts must be satisfied with the results of these assessments, particularly as regards local and World Bank standards.

The financing of wind power projects

BNP Paribas provides funding for wind turbine projects on all continents as well as for infrastructure for the use of geothermal energy. This involves reviewing documents on the projects, carrying out technical studies, setting up the financial structure and allocating loan tranches. The Group believes that the use of renewable energy will become far more widespread on the back of the Kyoto protocol and the likelihood of oil prices remaining high.

Contracts signed in 2005 for the funding of wind turbine farms represented a total of 1,550 megawatts and EUR 931 million. The Group provided funding for 11 such projects and is a leader in this field. These projects concern Australia, South Korea, Spain, the United States, Ireland, Italy, France and the United Kingdom.

Pos.	Mandated Arranger	Amount ($M)	No.	% share
1	BNP Paribas SA	931.332	11	13.38
2	Banco Bilbao Vizcaya Argentaria SA - BBVA	556.277	8	7.99
3	HSH Nordbank AG	520.503	16	7.48
4	Royal Bank of Scotland Group plc	484.611	7	6.96

Source: League Table 2005 – Mandated Arranger, Global Wind Farm Sector, Dealogic – Project Ware Extract, January 2005.


Coca-Cola

Act locally but think globally. Consider that a good idea that emerged in Tokyo could also be applied in Buenos Aires. That is philosophy. And there is no better way of putting it into practice than to organise meetings among colleagues from the four corners of the world. This is how the "Sharing Days" came into being. They bring together around a specific theme about a dozen employees from different countries, some with extensive experience, some not; they can range from beginner to expert on the subject being discussed. In 2005, five sessions were organised, dealing with extension of guarantees, reinsurance, distribution networks, the sale of insurance products in the BNP Paribas Retail Banking network and telemarketing.



ELSA LEE – Manager of Cardif, Taiwan

« The Sharing Days in which I took part last November in Chile taught me a lot about the South American market in terms of pricing, partnerships and market regulation. We also shared new product ideas, learned the key drivers to make the sales successful. Thanks to the sharing of experience, these days allowed us to refresh our ways of thinking and gave new angles to see our business potentials. This brainstorming session enlightened opportunities that we might not have thought of by ourselves. »



BNP PARIBAS – A FIRM COMMITMENT TO MICROCREDIT DEVELOPMENT

2005 was designated International Year of Microcredit by the United Nations and BNP Paribas allied itself with this initiative by stepping up its promotion of microcredit as a means of combating poverty: it deepened its commitment to providing micro loans to the unemployed setting up their own business, including those on long-term unemployment benefit, and at the end of 2004 strengthened its partnership with ADIE, a non-profit association specialised in this area.

BNP Paribas' support for ADIE covers the following four aspects:

- granting ADIE a credit line of at least EUR 2 million, which will allow the financing of at least 1,000 projects;
- undertaking to cover 30% of the association's credit risks;
- helping finance the cost of assistance to the newly created companies, up to a total amount equal to 10% of the funds made available to the association;
- opening bank accounts for any entrepreneurs who do not yet have one, as soon as their application has been accepted by ADIE, and enabling them to benefit from the associated banking services. Each of the 100 local ADIE offices has a designated correspondent BNP Paribas branch responsible for helping it implement the system.

In addition, the Group subsidiary Cetelem created its own partnership with ADIE in 1993, the aim of which is to transfer experience and know-how and to develop a decision-making tool.

Group entities have also entered into partnerships with microcredit institutions outside France, particularly in West Africa, where the associated banks took up shares in BRS, the regional solidarity bank created under the auspices of the Central Bank of West African States, to provide a framework for micro loans in the region.

The various levels of microcredit

The Bank sets up a microcredit company

The Bank contributes to the capital **of a microfinance institution**

The Bank purchases the portfolio **of the microfinance institution or enters into a service agreement with it**

The Bank grants a credit line

Subsidies are granted to a microcredit organisation
Skills patronage

Sharing or joint leasing **of premises**
The Bank provides the front- or back-office services

The scope of BNP Paribas' involvement

[illegible] **is a partner of** [illegible]

[illegible] **have developed local microcredit partnerships**

[illegible] **is a long-time partner of ADIE**

A way of providing support to vulnerable communities and fostering a sense of responsibility among beneficiaries

Private Banking and microcredit


Asset Management
Audit
Loans and investments
Fund manager
Advice
Rating agency
Audit
Microfinance institution
Microcredit
Assistance
Private Banking
Subscription
Private investments
Specialist NGOs
Training

With the help of the French Development Agency (FDA), BICI in Guinea has recently been playing a key role in this field through its partnership with *Crédit Rural*, a local player in the field of micro loans. As part of this partnership, the BNP Paribas subsidiary offers a refinancing credit line and provides access to direct financing for former microcredit borrowers once they qualify for standard credit. Financial assistance is also provided to help train *Crédit Rural* employees.

In Morocco, micro loans are developing rapidly, spurred by government support. BMCI provides medium- and long-term credit lines to Al-Amana, one of the two largest local microcredit institutions.

Within the scope of the UN's International Year of Microcredit, PlaNet Finance and BNP Paribas Banque Privée have joined forces in response to a growing demand from Private Banking clients wishing to invest in microfinance funds. This partnership will provide financing to the founders of thousands of micro businesses in developing countries where micro loans are usually for amounts in the region of EUR 100. BNP Paribas Banque Privée has made a direct contribution of EUR 3 million to this fund, which will go towards financing more than 30,000 small businesses.

Projet Banlieues

The French Retail Banking network has a strong presence in the outskirts of major cities around France. It has 56 branches in the north Paris suburb of Seine-Saint-Denis, where its IT Division is one of the area's largest employers. BNP Paribas launched *Projet Banlieues* at the end of 2005 with a view to enhancing its efforts to promote job creation and social cohesion in underprivileged areas. With a budget of EUR 3 million to invest over three years, the project, which is being coordinated by a dedicated team within the BNP Paribas Foundation, hopes to create jobs, assist young people from troubled backgrounds with their studies and support initiatives that foster social cohesion. This project has three main focuses:

- **Economic development and business creation.** This is an extension of the partnership with ADIE, providing microfinance to the unemployed and people on income support to set up their own business. The financial assistance provided by the Foundation will allow six microcredit outlets to be opened in underprivileged areas chosen in conjunction with local authorities and the branch network. 700 businesses are expected to see the light as a result of this project;

□ **Tutoring and mentoring.** For approximately ten years, the BNP Paribas Foundation has been providing support to AFEV, a voluntary student organisation through which almost 5,000 students provide additional tutoring and mentoring for 10,000 young people from troubled backgrounds. The extra financing should help these services be extended to a further 1,000 students;

□ **Local initiatives.** Finally, *Projet Banlieues* will enable local associations to develop economic activity, aid youth insertion and promote social cohesion. The *Projet Banlieues* team will be tasked with identifying worthy local projects with the assistance of BNP Paribas employees and the public authorities.


BNP PARIBAS
AFM
TÉLÉTHON
BNP PARIBAS
Lauréats
CÉDRIC PIOLINE

Sports outreach programmes

A majority of the Group's initiatives are geared towards young people, their education and their integration into society. Sponsoring sports is one of the ways in which BNP Paribas seeks to promote such integration.

It has been supporting the development of tennis for the past 33 years – the longest relationship in the history of sports sponsorship. In 2005, the Group continued its endeavours to broaden the reach of its sports initiatives.

In 2000, BNP Paribas began sponsoring the *Fête le mur* association created and led by former tennis star Yannick Noah, which aims to promote social cohesion in underprivileged areas through tennis. In 2005, it renewed this relationship for a further four years. As well as contributing financially towards sites in 20 French towns, the Group allows voluntary workers from the association to attend its internal IT training sessions. In 2004, BNP Paribas created a sports scholarship and in 2005 provided *Fête le mur* with the resources to draw up a plan for the creation of a training and education centre. This centre would be the first of its kind in France, providing young people with a venue to develop their sporting talents while at the same time continuing their schooling. It would be backed by the *Fondation du Sport*.

2005 also saw the success of the third consecutive tennis telethon, which received the backing of 250 clubs and the French Tennis Federation. A drawing competition for under-16s was held in conjunction with the telethon and attracted more than 6,100 entries. The Group contributed one euro for every drawing received, or EUR 6,100, to the French Muscular Dystrophy Association, bringing the total amount collected to EUR 200,000.

BNP Paribas helps 500 French tennis clubs to boost their membership by sponsoring tournaments on a year-round basis.

BNP Paribas Foundation – Imaginative and in touch with the world

Operating under the aegis of the Fondation de France, the BNP Paribas Foundation is dedicated to fostering dialogue between the banking community and its social and cultural environment. As a crossroads of exchanges and discoveries, it expresses in another field the values and know-how that BNP Paribas stands for, giving new expression to the Group's core values of commitment, ambition, creativity and responsiveness.

Through its programmes, the BNP Paribas Foundation strives to preserve and promote cultural heritage and support artistic expression. It also provides funding for state-of-the art medical research, as well as for innovative projects in the areas of education, social insertion and disability.

In addition to grants, the Foundation provides support for its partners and seeks to cater to their individual objectives in the same way as it does for its clients, namely by developing programmes and providing advice and on-the-spot assistance, together with access to the BNP Paribas worldwide network of contacts. The BNP Paribas Foundation is a member of ADMICAL, the first business sponsorship association in France, and of the centre for charitable foundations in France.

Cultural patronage

As a recognised benefactor of museums and monuments, the BNP Paribas Foundation provides funding for the publication of art books that familiarise the public with museum collections and heritage sites and awards grants for the restoration of masterpieces. Its initiatives have benefited a wide variety of institutions, helping to publish some 50 art books on museums in France and abroad and enabling around 100 works of art to be restored and placed on display to the public.



NOSTRE-DAME DE GRASSE, AT THE AUGUSTINS MUSEUM IN TOULOUSE


KÄFIG COMPANY

Following on from the restoration of *La Dépouille du Minotaure en costume d'Arlequin,* a stage curtain painted by Picasso and housed in the Abattoirs museum in Toulouse, the *BNP Paribas Foundation* has once again joined forces with the city of Toulouse to finance the restoration of *Nostre-Dame de Grasse.* This beautiful and finely executed mid-15th century sculpture has been restored to its original state and is now one of the undisputed masterpieces of the city's Augustins museum.

The sponsorship was provided under the auspices of the *BNP Paribas pour l'Art* programme, which also provided funding for an exhibition of satirical busts – the *Célébrités du juste milieu* by 19th century artist Honoré Daumier – at Paris' musée d'Orsay.
New restoration agreements have been signed with the *château de Chantilly,* the *château de Compiègne,* the fine arts museums of Rennes and Pau and the Popes' Palace in Avignon.

Partnering artists

The BNP Paribas Foundation also supports the performing arts by establishing close partnerships with modern dance companies, circus troupes, jazz musicians and other performers working in disciplines that are often overlooked by other sponsors. At the same time, it helps to make rare or unperformed works more widely known and to provide a boost to young performers' careers. The Foundation also makes use of its extensive links with festivals and production companies to bring new talents to a wider audience.

Thanks to the *Maison de la Danse* in Lyons, of which it is a loyal partner, the BNP Paribas Foundation discovered the work of Mourad Merzouki, choreographer and artistic director of the **Käfig company.** This dance company uses a fusion of styles, inspired by the language of hip hop and combining a sense of humour with gravity whilst remaining open to other choreographic and artistic languages. In 2005, the BNP Paribas Foundation provided backing for Käfig's next creation, *Terrain vague,* a show for eight dancers and acrobats that is destined to be a huge hit with audiences.

Like the baroque composers who influence his work, **Hervé Niquet** is a multi-talented musician. As well as playing the harpsichord and organ, he has a keen interest in opera and composition and has long been involved in orchestral and choir conducting. The BNP Paribas Foundation discovered his talent in 2002 and helped him create *La Nouvelle Sinfonie,* a Montreal-based orchestra of 40 musicians whose goal is to introduce French baroque music to audiences in North America.
In 2005, the Foundation extended its support by helping Hervé Niquet to continue his outstanding work of reviving the major baroque composers in France through the *Concert Spirituel,* an ensemble that has been breathing new life into 18th-century music since 1987.


HERVÉ NIQUET

Medical research

As part of its support for healthcare and research, the BNP Paribas Foundation assists researchers and physicians working in both medical research and applied clinical research. In this area, the Foundation works with pre-eminent scientific institutions to select beneficiaries. Funding generally takes the form of multi-year grants which are awarded to new research projects.

Founded 20 years ago by doctors at the Raymond Poincaré hospital, the *Institut Garches* aims to help handicapped persons become autonomous and assist them with reinsertion. With the unflagging support of its partners, of which the BNP Paribas was one of the first, the institute has developed a range of research, assistance, information and training programmes aimed directly at handicapped persons and their carers. In response to the French Minister for Research's commitment to developing state-approved scientific foundations, the Institut Garches has agreed to pilot the creation of the Garches Foundation, set up on 10 May 2005.

The BNP Paribas Fondation has thus joined a group of Garches Foundation donors in a long-term commitment to improving the living conditions of handicapped persons.

Volunteer activity

The Foundation also supports communities through its involvement in pilot projects promoting economic self-sufficiency for disadvantaged individuals.
Since 2002, the BNP Paribas Foundation has developed a volunteer grants programme which provides funding for non-profit community organisations in which employees are involved on a personal basis.

In addition, the Foundation organises regular encounters between its sponsorship beneficiaries and the Group's staff, clients and shareholders. These exchanges enhance the Foundation's role as an instrument for mutual enrichment and human progress.

This influence is mainly international. Group branches have been involved for many years in forms of patronage in their local communities.

In California, New York, London, Hong Kong and Tokyo, numerous actions are carried out each year to gather funds for humanitarian organisations, schools and outreach programmes.

AIDING THE VICTIMS OF HURRICANE KATRINA

Hurricane Katrina destroyed 22 of New Orleans' 33 fire stations, leaving 500 firefighters without a base. BNP Paribas New York responded by sending 50 of its employees, on a voluntary basis, to work side-by-side with the firefighters in rebuilding four of these stations. It also provided funding for clothes and for IT and other education equipment for primary schools.


LIZZIE



LEA BERTHE – Student, Paris

« I wanted to teach but, being only 22, did not yet have the required degree. I felt that joining AFEV would help me combine my love of passing on knowledge with my interest in taking up voluntary and charitable work. That's how I began tutoring Nawalle last November. What I'm doing with her goes well beyond helping with homework. It also involves restoring



For those who want to help others in need, there is no shortage of avenues in which to do so – from contributing one's knowledge to providing moral or financial support, to coaching someone in their search for a job. The students of AFEV *(Association de la Fondation étudiante pour la ville)*, a charitable association supported by BNP Paribas, offer their time and knowledge. Through AFEV, 5,000 students provide tutoring and mentoring help to some 10,000 teenagers from troubled backgrounds. BNP Paribas' annual support to AFEV, totalling EUR 150,000, is part of *Projet Banlieues*, an initiative launched at the end of 2005 to address issues of employment and social inclusion in France's underprivileged suburbs. With a three-year budget of EUR 3 million provided by the BNP Paribas Foundation, *Projet Banlieues* is dedicated to supporting the work of many associations in the field.


BLANCHIN

her confidence in her abilities and being someone close but neutral that she can talk to. She's free to call me whenever she likes and we see each other very often. It's a very rich experience. It has also allowed me to try out new approaches to teaching, because currently the national school system is very poorly equipped to respond to the needs of children with difficulties. »

MEMBERSHIP OF THE BOARD OF DIRECTORS

At 31 December 2005.
Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.



Michel Pébereau
Principal function: Chairman of the BNP Paribas Board of Directors
- Born on 23 January 1942
- Elected on 14 May 2003. Term expires at the 2006 AGM
- First elected to the Board on 14 May 1993
- Number of BNP Paribas shares held: 110,006

Director of:
- Lafarge
- Saint-Gobain
- Total
- *Pargesa Holding SA, Switzerland*

Member of the Supervisory Board of:
- AXA
- *Banque Marocaine pour le Commerce et l'Industrie, Morocco*

Non-voting director of:
- *Société Anonyme des Galeries Lafayette*

Chairman of:
- *European Banking Federation*
- *Investment Banking and Financial Markets Committee of Fédération Bancaire Française*
- *Management Board of Institut d'Études Politiques de Paris*
- *Supervisory Board of Institut Aspen France*
- *Institut de l'Entreprise*

Member of:
- *Haut Conseil de l'Éducation*
- *Institut International d'Études Bancaires*
- *International Advisory Panel of the Monetary Authority of Singapore*
- *International Capital Markets Advisory Committee of the Federal Reserve Bank of New York*
- *International Monetary Conference*
- *International Business Leaders' Advisory Council for the Mayor of Shanghaï (IBLAC)*



Patrick Auguste
Director elected by BNP Paribas employees
Principal function: Real estate project manager
- Born on 18 June 1951
- Elected for six years on 6 March 2000
- First elected to the Board on 14 December 1993
- Number of BNP Paribas shares held: 30



Claude Bébéar
Principal function: Chairman of the Supervisory Board of AXA
- Born on 29 July 1935
- Elected on 14 May 2003. Term expires at the 2006 AGM
- First elected to the Board on 23 May 2000
- Number of BNP Paribas shares held: 3,074

Chairman and Chief Executive Officer of FINAXA
(FINAXA merged into AXA on 16 December 2005)
Director of:
- *AXA Assurances Iard Mutuelle*
- *AXA Assurances Vie Mutuelle*
- *AXA Courtage Assurance Mutuelle*
- *AXA Financial Inc., USA*

Member of the Supervisory Board of:
- Vivendi Universal

Non-voting director of:
- *Schneider Electric*

Chairman of:
- *Institut du Mécénat de Solidarité*
- *Institut Montaigne*

Member of:
- *International Advisory Panel of the Monetary Authority of Singapore*
- *International Advisory Board of Tsinghua's School of Economics and Management, Beijing*



Jean-Louis Beffa
Principal function: Chairman and Chief Executive Officer of Compagnie de Saint-Gobain
- Born on 11 August 1941
- Elected on 14 May 2003. Term expires at the 2006 AGM
- First elected to the Board on 22 October 1986
- Number of BNP Paribas shares held: 3,904

Vice-Chairman of the Board of Directors of BNP Paribas
Chairman of *Claude Bernard Participations*

Director of:
- Gaz de France
- *Groupe Bruxelles Lambert, Belgium*
- *Saint-Gobain Cristalería SA, Spain*
- *Saint-Gobain Corporation, United States*

Permanent representative of Saint-Gobain on the Board of:
- Saint-Gobain PAM

Chairman of the Supervisory Board of:
- *AII (Agence de l'Innovation Industrielle)*

Member of the Supervisory Board of:
- Le Monde SA
- *Le Monde Partenaire AS (SAS)*
- *Société Éditrice du Monde (SAS)*



Gerhard Cromme
Principal function: Chairman of the Supervisory Board of *ThyssenKrupp* AG
- Born on 25 February 1943
- Elected on 18 May 2005. Term expires at the 2008 AGM
- First elected to the Board on 21 March 2003
- Number of BNP Paribas shares held: 400

Member of the Supervisory Board of:
- *Allianz AG, Germany*
- *Axel Springer AG, Germany*
- *Deutsche Lufthansa AG, Germany*
- *E.ON AG, Germany*
- *Hochtief AG, Germany*
- *Siemens AG, Germany*
- *Volkswagen AG, Germany*

Director of:
- Compagnie de Saint-Gobain
- Suez

Chairman of:
- *German Governmental Commission on Corporate Governance*

Member of:
- *European Round Table of Industrialists (ERT)*



Jean-Marie Gianno
Director elected by BNP Paribas employees
Principal function: Sales associate
- Born on 7 September 1952
- Elected for three years on 5 February 2004
- First elected to the Board on 15 March 2004
- (Jean-Marie Gianno was an employee representative on the Board of Banque Nationale de Paris from 1993 to 1999)
- Number of BNP Paribas shares held: 10

Member of:
- *Comité des Établissements de Crédit et des Entreprises d'Investissement (CECEI)*
- *"Confrontation" (a European think tank)*



François Grappotte
Principal function: Chairman of the Board of Directors of Legrand
- Born on 21 April 1936
- Elected on 18 May 2005. Term expires at the 2008 AGM
- First elected to the Board on 4 May 1999
- Number of BNP Paribas shares held: 2,300

Member of the Supervisory Board of:
- Michelin

Chairman of:
- *Legrand SAS*
- *Lumina Management*

Director and Chief Executive Officer of *Legrand Holding SA*

Director of:
- Valeo
- *B. Ticino, Italy*
- *Bufer Elektrik, Turkey*
- *Eltas Elektrik, Turkey*
- *Legrand Española, Spain*
- *Lumina Parent, Luxembourg*
- *Pass & Seymour, United States*
- *The Wiremold Company, United States*

Member of:
- *Advisory Committee of Banque de France*
- *Conseil de Promotelec (Promotion de l'installation électrique dans les bâtiments neufs et anciens)*
- *Bureau de la FIEEC (Fédération des Industries Électriques, Électroniques et de Communication)*
- *Bureau du Gimélec (Groupement des Industries de l'équipement électrique, du contrôle-commande et des services associés)*



Alain Joly
Principal function: Chairman of the Supervisory Board of Air Liquide
- Born on 18 April 1938
- Elected on 14 May 2003. Term expires at the 2006 AGM
- First elected to the Board on 28 June 1995
- Number of BNP Paribas shares held: 4,152

Director of:
- Lafarge
- Société d'Oxygène et d'Acétylène d'Extrême-Orient



Denis Kessler
Principal function: Chairman and Chief Executive Officer of Scor
- Born on 25 March 1952
- Elected on 14 May 2003. Term expires at the 2006 AGM
- First elected to the Board on 23 May 2000
- Number of BNP Paribas shares held: 812

Chairman of:
- Scor Vie
- *Scor Italia Riassicurazioni Spa, Italy*
- *Scor Life US Re Insurance, United States*
- *Scor Reinsurance Company, United States*
- *Scor US Corporation, United States*

Director of:
- Bolloré Investissement SA
- Dassault Aviation
- *Amvescap Plc, United Kingdom*
- *Cogedim SAS*
- *Dexia SA, Belgium*
- *Scor Canada Reinsurance Company, Canada*

Member of the Supervisory Board of:
- *Scor Deutschland, Germany*

Permanent representative of:
- *Fergascor* in SA Communication & Participation

Non-voting director of:
- *FDC SA*
- *Gimar Finance & Cie SCA*

Member of:
- *Commission Économique de la Nation*
- *Conseil Économique et Social*
- *Conseil d'administration du Siècle*
- *Association de Genève*
- *Comité des Entreprises d'Assurance*



Jean-François Lepetit
- Born on 21 June 1942
- Elected on 18 May 2005. Term expires at the 2008 AGM
- First elected to the Board on 5 May 2004
- Number of BNP Paribas shares held: 750

Director of:
- Smart Trade Technologies SA

Other responsibilities: Associate Professor at EDHEC business school



Lindsay Owen-Jones [1]
Principal function: Chairman and Chief Executive Officer of L'Oréal
- Born on 17 March 1946
- Elected on 28 May 2004. Term expires at the 2007 AGM
- First elected to the Board on 13 June 1989
- Number of BNP Paribas shares held: 20,088

Chairman of:
- *L'Oréal USA, Inc., United States*
- *L'Oréal UK Ltd, United Kingdom*

Vice-Chairman and Member of the Supervisory Board of:
- Air Liquide

Director of:
- Sanofi-Aventis
- *Ferrari Spa*
- *Galderma Pharma SA, Switzerland*



Loyola de Palacio del Valle-Lersundi
Principal function: Lawyer
- Born on 16 September 1950
- Elected on 18 May 2005. Term expires at the 2008 AGM
- First elected to the Board on 18 May 2005
- Number of BNP Paribas shares held: 263

Director of:
- *Zeltia SA, Spain*

Chairman of *the European Commission High Level Group on Pan-Euromediterranean Transport Networks*

Advisor of *Englefiel Renewable Energy Fund*
Coordinator of *the Lyons-Turin-Budapest Trans-European Rail Link Project*
Visiting Professor at *the European University Institute in Florence, Italy*



Hélène Ploix
Principal function: Chairman of *Pechel Industries SAS* and *Pechel Industries Partenaires SAS*
- Born on 25 September 1944
- Elected on 18 May 2005. Term expires at the 2008 AGM
- First elected to the Board on 21 March 2003
- Number of BNP Paribas shares held: 700

(1) Mr. Owen-Jones resigned on 14 December 2005.

Director of:
- Lafarge
- *Boots Group Plc, United Kingdom*
- *Ferring SA, Switzerland*

Member of the Supervisory Board of:
- Publicis

Representative of Pechel Industries for:
- *Aquarelle.com Group*
- *CAE International*
- *CVBG-Dourthe Kressman*
- *Pechel Service SAS*
- *Quinette Gallay*
- *Xiring*

Representative of Pechel Industries Partenaires SAS (management company for the Pechel Industries II fund) on the Board of Directors of SVP Management et Participations

Legal Manager of:
- *Hélène Ploix SARL*
- *Hélène Marie Joseph SARL*
- *Sorepe, Société civile*

Member of *the Investment Committee of the United Nations Personnel Pension Fund*



Baudouin Prot
Principal function: Chief Executive Officer of BNP Paribas
- Born on 24 May 1951
- Elected on 18 May 2005. Term expires at the 2008 AGM
- First elected to the Board on 7 March 2000
- Number of BNP Paribas shares held: 38,382

Director of:
- Pinault-Printemps-Redoute
- Veolia Environnement
- *Erbé SA, Belgium*
- *Pargesa Holding SA, Switzerland*

Permanent representative of BNP Paribas on the Supervisory Board of:
- Accor

Chairman of:
- *Fédération Bancaire Française*



Louis Schweitzer
Principal function: Chairman of the Board of Directors of Renault
- Born on 8 July 1942
- Elected on 28 May 2004. Term expires at the 2007 AGM
- First elected to the Board on 14 December 1993
- Number of BNP Paribas shares held: 5,830

Chairman of the Board of Directors of:
- *AstraZeneca Plc, United Kingdom*

Vice-Chairman of the Supervisory Board of:
- *Philips, Netherlands*

Director of:
- Électricité de France
- L'Oréal
- Veolia Environnement
- *AB Volvo, Sweden*

Chairman of:
- *Haute Autorité de lutte contre les discriminations et pour l'égalité (HALDE)*

Member of the Advisory Committee of:
- *Banque de France*
- *Allianz, Germany*

Member of the Board of:
- *Fondation Nationale des Sciences Politiques*
- *Institut Français des Relations Internationales*
- *Musée du Louvre*
- *Musée du Quai Branly*



Jean-François Trufelli
Director elected by BNP Paribas employees
Principal function: Statistical Studies Technician
- Born on 4 May 1952
- Elected for three years on 5 February 2004
- First elected to the Board on 15 March 2004
- Number of BNP Paribas shares held: 11

OTHER CORPORATE OFFICERS

Georges Chodron de Courcel
Principal function: Chief Operating Officer of *BNP Paribas*
- Born on 20 May 1950
- Number of BNP Paribas shares held: 15,000

Chairman of:
- *BNP Paribas Emergis SAS*
- *Compagnie d'Investissement de Paris SAS*
- *Financière BNP Paribas SAS*
- *BNP Paribas (Suisse) SA, Switzerland*
- *BNP Paribas UK Holdings Limited, United Kingdom*

Director of:
- Alstom
- Bouygues
- Société Foncière, Financière et de Participations SA
- Nexans
- *Erbé SA, Belgium*
- *Verner Investissements SAS*

Member of the Supervisory Board of:
- *Lagardère SCA*

Director of:
- *Exane*
- *Safran*
- *Scor SA*
- *Scor Vie*

Jean Clamon
Principal function: Chief Operating Officer of *BNP Paribas*
- Born on 10 September 1952
- Number of BNP Paribas shares held: 16,000

Director of:
- Arval Service Lease
- BPLG
- *Cassa di Risparmio di Firenze, Italy*
- Cetelem
- *Compagnie Nationale à Portefeuille, Belgium*
- *Erbé SA, Belgium*

Member of the Supervisory Board of:
- Galeries Lafayette
- Euro Securities Partners SAS

Representative of BNP Paribas on the Board of:
- UCB

To the best of the Bank's knowledge, there are no conflicts of interest between directors' obligations to BNP Paribas and their personal interests or their other obligations. Chapter V of the Board's internal rules of procedure specifically addresses the issue of conflicts of interest, as follows: "directors shall inform the Board of any situation involving even a potential conflict of interest and shall abstain from taking part in the vote on the matter concerned".

Other than the agreements governed by section L. 225-38 of the French Commercial Code listed in the Statutory Auditors' special report, there are no arrangements or agreements with key shareholders, clients, suppliers or any other parties which involve a member of the Board of Directors.

Corporate officers belonging to the Bank's senior leadership are prohibited from selling their shares in the three-month period following the end of their term of office.

There are currently no service contracts granting benefits between a member of the Board of Directors and BNP Paribas SA or any of its subsidiaries.

Directors' terms of office and functions

(the companies listed are the parent companies of the groups in which the functions are carried out)

Name of Director Principal function	First elected to the Board on	Term expires	2005	2004	2003	2002	2001
Michel Pébereau Chairman of the BNP Paribas Board of Directors	14 May 1993	2006 AGM	**Chairman of the BNP Paribas Board of Directors** **Director of** Lafarge, Saint-Gobain, Total, Pargesa Holding SA (Switzerland) **Member of the Supervisory Board of** AXA **Non-voting director of** Société Anonyme des Galeries Lafayette **Chairman of** European Banking Federation, Commission Banque d'Investissement et de Marchés de la Fédération Bancaire Française, Conseil de Direction de l'Institut d'Études Politiques de Paris, Conseil d'Orientation de l'Institut Aspen France, Institut de l'Entreprise **Member of** Haut Conseil de l'Éducation, Institut International d'Études Bancaires, International Advisory Panel of the Monetary Authority of Singapore, International Capital Markets Advisory Committee of the Federal Reserve Bank of New York, International Monetary Conference, International Business Leaders' Advisory Council for the Mayor of Shanghai (IBLAC)	**Chairman of the BNP Paribas Board of Directors** **Director of** Lafarge, Saint-Gobain, Total **Member of the Supervisory Board of** AXA **Non-voting director of** Société Anonyme des Galeries Lafayette **Chairman of** European Banking Federation, Commission Banque d'Investissement et de Marchés de la Fédération Bancaire Française, Conseil de Direction de l'Institut d'Études Politiques de Paris, Conseil d'Orientation de l'Institut Aspen France **Member of** International Advisory Panel of the Monetary Authority of Singapore, International Capital Markets Advisory Committee of the Federal Reserve Bank of New York, International Monetary Conference, International Business Leaders'Advisory Council for the Mayor of Shanghai (IBLAC)	**Chairman of the BNP Paribas Board of Directors** **Director of** Lafarge, Saint-Gobain, Total **Member of the Supervisory Board of** AXA **Non-voting director of** Société Anonyme des Galeries Lafayette **Chairman of** Association Française des Banques, Commission Banque d'Investissement et de Marchés de la Fédération Bancaire Française, Conseil de Direction de l'Institut d'Études Politiques de Paris **Member of** International Advisory Panel of the Monetary Authority of Singapore, International Capital Markets Advisory Committee of the Federal Reserve Bank of New York, International Monetary Conference	**Chairman and Chief Executive Officer of BNP Paribas** **Director of** Lafarge, Saint-Gobain, Total Fina Elf **Member of the Supervisory Board of** AXA, Dresdner Bank AG (Germany) **Non-voting director of** Société Anonyme des Galeries Lafayette **Chairman of** Fédération Bancaire Française, Commission de Prospective de la Fédération Bancaire Française, Conseil de Direction de l'Institut d'Études Politiques de Paris **Member of** International Advisory Panel of the Monetary Authority of Singapore, International Capital Markets Advisory Committee of the Federal Reserve Bank of New York, International Monetary Conference	**Chairman and Chief Executive Officer of BNP Paribas** **Director of** Lafarge, Saint-Gobain, Total Fina Elf **Member of the Supervisory Board** of AXA, Galeries Lafayette, Dresdner Bank AG (Germany) **Permanent representative of BNP Paribas on the board of** Renault
Patrick Auguste Director elected by BNP Paribas employees	14 December 1993	2006					
Claude Bébéar Chairman of the Supervisory Board of AXA	23 May 2000	2006 AGM	**Chairman of the Supervisory Board of** AXA **Chairman and Chief Executive Officer** of FINAXA (FINAXA merged into AXA on 16/12/2005) **Member of the Supervisory Board** of Vivendi Universal **Non-voting director of** Schneider Electric **Chairman of** Institut du Mécénat de Solidarité, Institut Montaigne **Member of** International Advisory Panel of the Monetary Authority of Singapore, International Advisory Board of the Tsinghua's School of Economics and Management (Beijing)	**Chairman of the Supervisory Board of** AXA **Chairman and Chief Executive Officer** of FINAXA **Director of** Vivendi Universal **Non-voting director of** Schneider Electric **Chairman of** Institut du Mécénat de Solidarité, Institut Montaigne **Member of** International Advisory Panel of the Monetary Authority of Singapore, International Advisory Board of the Tsinghua's School of Economics and Management (Beijing)	**Chairman of the Supervisory Board of** AXA **Chairman and Chief Executive Officer** of FINAXA **Director of** Schneider Electric, Vivendi Universal, *Lor Patrimoine* **Chairman of** Institut du Mécénat de Solidarité, Institut Montaigne **Member of** International Advisory Panel of the Monetary Authority of Singapore, International Advisory Board de Tsinghua's School of Economics and Management *(Beijing)* **Member of the Board of Directors** of l'Association de Genève	**Chairman of the Supervisory Board of** AXA **Chairman and Chief Executive Officer** of FINAXA **Director of** Schneider Electric, Vivendi Universal, *Lor Patrimoine* **Chairman of** Institut du Mécénat de Solidarité, Institut Montaigne **Member of** International Advisory Panel de Monetary Authority of Singapore, International Advisory Board of the Tsinghua's School of Economics *and Management (Beijing)* **Member of the Board of Directors** of l'Association de Genève	**Chairman of the Supervisory Board of** AXA **Chairman of the Board of Directors** of FINAXA **Director of** Schneider Electric, *Lor Patrimoine* **Member of** International Advisory Panel of the Monetary Authority of Singapore, International Advisory Board of the Tsinghua's School of Economics and Management (Beijing) **Member of the Board of Directors** *of l'Association de Genève*
Jean-Louis Beffa Vice-Chairman of the BNP Paribas Board of Directors Chairman and Chief Executive Officer of Compagnie de Saint-Gobain	22 Octobrer 1986	2006 AGM	**Vice-Chairman of the BNP Paribas Board of Directors** **Chairman and Chief Executive Officer** of Compagnie de Saint-Gobain **Chairman of** Claude Bernard Participations **Director of** Gaz de France, Groupe Bruxelles Lambert (Belgium) **Chairman of the Supervisory Board** of AII (Agence de l'Innovation Industrielle) **Member of the Supervisory Board of** *Le Monde SA, Le Monde Partenaire AS (SAS)*, Société Editrice du Monde (SAS)	**Vice-Chairman of the BNP Paribas Board of Directors** **Chairman and Chief Executive Officer** of Compagnie de Saint-Gobain **Chairman of** Claude Bernard Participations **Director of** Gaz de France, Groupe Bruxelles Lambert (Belgium) **Member of the Supervisory Board of** Le Monde SA, Le Monde Partenaire AS (SAS), Société Editrice du Monde (SAS)	**Vice-Chairman of the BNP Paribas Board of Directors** **Chairman and Chief Executive Officer** of Compagnie de Saint-Gobain **Chairman of** Claude Bernard Participations **Director of** Groupe Bruxelles Lambert, (Belgium) **Member of the Supervisory Board of** Le Monde SA, Le Monde Partenaire AS (SAS), Société Editrice du Monde (SAS)	**Vice-Chairman of the BNP Paribas Board of Directors** **Chairman and Chief Executive Officer** of Compagnie de Saint-Gobain **Chairman of** Claude Bernard Participations **Director of** Groupe Bruxelles Lambert (Belgium) **Member of the Supervisory Board of** Le Monde SA, Monde Partenaire AS (SAS), Société Editrice du Monde (SAS)	**Vice-Chairman of the BNP Paribas Board of Directors** **Chairman and Chief Executive Officer** of Compagnie de Saint-Gobain **Chairman of** Claude Bernard Participations **Director of** Vivendi Universal, Groupe Bruxelles-Lambert (Belgium) **Director of** Le Monde Entreprises (SOREFO)
Gerhard Cromme Chairman of the Supervisory Board of ThyssenKrupp AG	21 March 2003	2008 AGM	**Chairman of the Supervisory Board** of ThyssenKrupp AG **Director of** Compagnie de Saint-Gobain, Suez **Member of the Supervisory Board** of Allianz AG (Germany), Axel Springer AG (Germany), Deutsche Lufthansa AG (Germany), E.ON AG (Germany), Hochtief AG (Germany), Siemens AG (Germany), Volkswagen AG (Germany) **Chairman of** German Governmental Commission on Corporate Governance **Member of** European Round Table of Industrialists (ERT)	**Chairman of the Supervisory Board** of ThyssenKrupp AG **Director of** Suez **Member of the Supervisory Board** of Allianz AG (Germany), Axel Springer AG (Germany), Deutsche Lufthansa AG (Germany), E.ON AG (Germany), E.ON Ruhrgas AG (Germany), Hochtief AG (Germany), Siemens AG (Germany), Volkswagen AG (Germany) **Chairman of** German Governmental Commission on Corporate Governance, *European Round Table of Industrialists (ERT)*	**Chairman of the Supervisory Board** of ThyssenKrupp AG **Director of** Suez **Member of the Supervisory Board** of Allianz AG (Germany), Axel Springer Verlag AG (Germany), Deutsche Lufthansa AG (Germany), E.ON AG (Germany), Ruhrgas AG (Germany), Siemens AG (Germany),Volkswagen AG (Germany) **Chairman of** German Governmental Commission on Corporate Governance, European Round Table of Industrialists (ERT)		

Directors' terms of office and functions
(the companies listed are the parent companies of the groups in which the functions are carried out)

Name of Director Principal function	First elected to the Board on	Term expires	2005	2004	2003	2002	2001
Jean-Marie Gianno Director elected by BNP Paribas employees	5 February 2004	2006	**Member of** Comité des Etablissements de Crédit et des Entreprises d'Investissement (CECEI), Confrontation (a European think tank)				
François Grappotte Chairman of the Board of Directors of Legrand	4 May 1999	2008 AGM	**Chairman of the Board of Directors** of Legrand **Member of the Supervisory Board** of Michelin **Director of** Valeo **Member of** Conseil Consultatif de la Banque de France, Conseil de Promotelec (Promotion de l'installation électrique dans les bâtiments neufs et anciens), Bureau de la FIEEC (Fédération des Industries Électriques, Électroniques et de Communication), Bureau du Gimélec (Groupement des Industries de l'équipement électrique, du contrôle-commande et des services associés)	**Chairman of the Board of Directors** of Legrand **Member of the Supervisory Board** of Galeries Lafayette, Michelin **Director of** Valeo **Member of** Conseil Consultatif de la Banque de France, Conseil de Promotelec (Promotion de l'installation électrique dans les bâtiments neufs et anciens), Bureau de la FIEEC (Fédération des Industries Électriques, Électroniques et de Communication), Bureau du Gimélec (Groupement des Industries de l'équipement électrique, du contrôle-commande et des services associés)	**Chairman and Chief Executive Officer** of Legrand **Director of** Valeo **Member of the Supervisory Board** of Michelin **Member of** Conseil Consultatif de la Banque de France, Bureau de la FIEEC (Fédération des Industries Électriques, Électroniques et de Communication)	**Chairman and Chief Executive Officer** of Société Legrand **Director of** Fimep **Member of the Supervisory Board** of Michelin **Member of** Conseil Consultatif de la Banque de France, Bureau de la FIEEC (Fédération des Industries Électriques, Électroniques et de Communication)	**Chairman and Chief Executive Officer** of Société Legrand **Director of** France Télécom **Member of the Supervisory Board** of Michelin
Alain Joly Chairman of the Supervisory Board of Air Liquide	28 June 1995	2006 AGM	**Chairman of the Supervisory Board** of Air Liquide **Director of** Lafarge	**Chairman of the Supervisory Board** of Air Liquide **Director of** Lafarge	**Chairman of the Supervisory Board** of Air Liquide **Director of** Lafarge	**Chairman of the Supervisory Board** of Air Liquide **Director of** Lafarge	**Chairman and Chief Executive Officer** of Air Liquide up to November 2001 then **Chairman of the Supervisory Board** **Director of** Lafarge
Denis Kessler Chairman and Chief Executive Officer of SCOR	23 May 2000	2006 AGM	**Chairman and Chief Executive Officer** of SCOR **Chairman of** SCOR Vie **Director of** Bolloré Investissement SA, Dassault Aviation, Amvescap Plc (United Kingdom), Cogedim SAS, Dexia SA (Belgium) **Permanent representative of** Fergascor on board of SA Communication & Participation **Non-voting director of** FDC SA, Gimar Finance & Cie **Member of** Commission Économique de la Nation, Conseil Économique et Social, Conseil d'administration du Siècle, Association de Genève, Comité des Entreprises d'Assurance	**Chairman and Chief Executive Officer** of SCOR **Chairman of** SCOR Vie **Director of** Bolloré Investissement SA, Dassault Aviation, Amvescap Plc (United Kingdom), Cogedim SAS, Dexia SA (Belgium) **Permanent representative of** Fergascor on board of SA Communication & Participation **Non-voting director of** FDC SA, Gimar Finance & Cie **Member of** Commission Économique de la Nation, Conseil Économique et Social, Conseil d'administration du Siècle, Association de Genève	**Chairman and Chief Executive Officer** of SCOR **Chairman of** SCOR Vie **Director of** Bolloré Investissement SA, Dassault Aviation, Amvescap Plc (United Kingdom), Cogedim SAS, Dexia (Belgium) **Non-voting director of** FDC SA, Gimar Finance & Cie **Member of** Commission Économique de la Nation, Conseil Économique et Social, Conseil d'administration du Siècle, Association de Genève	**Chairman and Chief Executive Officer** of SCOR **Chairman of** SCOR Vie **Director of** Bolloré Investissement SA, Dexia (Belgium), Cogedim SAS, Amvescap Plc (United Kingdom) **Member of the Supervisory Board** of Cetelem **Non-voting director of** FDC SA, Gimar Finance & Cie **Chairman of the Scientific Council** of l'Association de Genève **Vice-Chairman of** la Société d'Économie Politique **Member of** Commission Économique de la Nation, Conseil Économique et Social, Conseil National des Assurances, Conseil d'administration du Siècle, Association de Genève	**Chairman of** Fédération Française des Sociétés d'Assurances - FFSA **Vice-Chairman of** Mouvement des Entreprises de France – MEDEF **Chairman of** Sicav Horizon 2 and Orsay 1st **Director of** Associés en Finance SA, Bolloré Investissement, Dexia SA (Belgium) **Member of the Supervisory Board of** ABF Capital Management SA, Vendôme-Rome Management SA, Cetelem, Cogedim SAS **Non-voting director of** FDC SA, Gimar Finance & Cie **Member of** Commission Économique de la Nation, Conseil d'administration du Siècle, Association de Genève
Jean-François Lepetit Associate Professor at EDHEC	5 May 2004	2008 AGM	**Director of** de Smart Trade Technologies SA	None			
Lindsay Owen-Jones Chairman and Chief Executive Officer of L'Oréal	13 June 1989	2007 AGM	**Chairman and Chief Executive Officer** of L'Oréal **Vice-Chairman and Member of the Supervisory Board of** Air Liquide **Director of** Sanofi-Aventis, Ferrari Spa (Italy), Galderma Pharma SA (Switzerland)	**Chairman and Chief Executive Officer** of L'Oréal **Vice-Chairman and Member of the Supervisory Board of** Air Liquide **Director of** Sanofi-Aventis, Ferrari Spa (Italy), Galderma Pharma SA (Switzerland)	**Chairman and Chief Executive Officer** of L'Oréal **Chairman of** Galderma Pharma SA (Switzerland) **Vice-Chairman and Member of the Supervisory Board of** Air Liquide **Director of** Sanofi-Synthélabo	**Chairman and Chief Executive Officer** of L'Oréal **Chairman of** Galderma Pharma SA (Switzerland) **Director of** Sanofi-Synthélabo **Member of the Supervisory Board** of Air Liquide	**Chairman and Chief Executive Officer** of L'Oréal **Director of** Air Liquide, Sanofi-Synthélabo, Galderma Pharma SA (Switzerland)
Loyola de Palacio del Valle-Lersundi Attorney	18 May 2005	2008 AGM	**Director of** Zeltia SA (Spain) **Chairman of** the European Commission High Level Group on Pan-Euromediterranean Transport Networks **Advisor to** Englefiel Renewable Energy Fund **Coordinator of** the Lyons-Torino-Budapest Trans-European Rail Link Project **Visiting Professor** at the European University Institute in Florence, Italy				

Directors' terms of office and functions

(the companies listed are the parent companies of the groups in which the functions are carried out)

Name of Director Principal function	First elected to the Board on	Term expires	2005	2004	2003	2002	2001
Hélène Ploix Chairman of Pechel Industries SAS	21 March 2003	2008 AGM	**Chairman of** Pechel Industries SAS and of Pechel Industries Partenaires SAS **Director of** Lafarge, Boots Group plc (United Kingdom), Ferring S.A. (Switzerland) **Member of the Supervisory Board** of Publicis **Representative of Pechel Industries** on the boards of several companies **Legal Manager of** Hélène Ploix SARL, Hélène Marie Joseph SARL, Sorepe Société Civile **Member of** the Investment Committee of the United Nations Personnel Pension Fund	**Chairman of** Pechel Industries SAS and of Pechel Industries Partenaires SAS **Director of** Lafarge, Boots Group plc (United Kingdom), Ferring S.A. (Switzerland) **Member of the Supervisory Board** of Publicis **Representative of Pechel Industries** on the boards of several companies **Legal Manager of** Hélène Ploix SARL **Member of** the Investment Committee of the United Nations Personnel Pension Fund	**Chairman of** Pechel Industries SAS **Director of** Lafarge, Boots Group plc (United Kingdom), Ferring S.A. (Switzerland) **Member of the Supervisory Board** of Publicis **Representative of Pechel Industries** on the boards of several companies **Legal Manager of** Hélène Ploix SARL **Ad hoc member of** the Investment Committee of the United Nations Personnel Pension Fund		
Baudouin Prot Chief Executive Officer of BNP Paribas	7 March 2000	2008 AGM	**Chief Executive Officer of** BNP Paribas **Director of** Pinault-Printemps-Redoute, Veolia Environnement, Erbé SA (Belgium), Pargesa Holding SA (Switzerland) **Permanent representative of BNP Paribas on the Supervisory Board of** ACCOR **Chairman of** Fédération Bancaire Française	**Chief Executive Officer of** BNP Paribas **Director of** Veolia Environnement, Erbé (Belgium), Pargesa (Belgium) **Member of the Supervisory Board** of Pinault-Printemps-Redoute **Permanent representative of BNP Paribas on the Supervisory Board of** ACCOR	**Chief Executive Officer of** BNP Paribas **Director of** Pechiney, Veolia Environnement **Member of the Supervisory Board** of Pinault-Printemps-Redoute, Fonds de Garantie des Dépôts **Permanent representative of BNP Paribas on the Supervisory Board of** ACCOR	**Chief Operating Officer of** BNP Paribas **Director of** Péchiney , Euro Securities Partners **Member of the Supervisory Board** of Pinault-Printemps-Redoute, Fonds de Garantie des Dépôts **Permanent representative of BNP Paribas on the Supervisory Board of** ACCOR	**Chief Operating Officer of** BNP Paribas **Director of** Péchiney **Member of the Supervisory Board** of Pinault-Printemps-Redoute, Fonds de Garantie des Dépôts **Permanent representative of BNP Paribas on the Board of Directors of** ACCOR, Answork, Petrofigaz
Louis Schweitzer Chairman of the Board of Directors of Renault	14 Decembre 1993	2007 AGM	**Chairman of the Board of Directors** of Renault **Chairman of the Board of Directors** of AstraZeneca Plc (United Kingdom) **Vice-Chairman of the Supervisory Board** of Philips (Netherlands) **Director of** Électricité de France, L'Oréal, Veolia Environnement, AB Volvo (Sweden) **Chairman of** Haute Autorité de lutte contre les discriminations et pour l'égalité (HALDE) **Member of the Advisory Board of** Banque de France, Allianz (Germany) **Member of the Board of** Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre, Musée du Quai Branly	**Chairman and Chief Executive Officer** of Renault **Chairman of the Management Board** of Renault-Nissan BV (Netherlands) **Director of** Electricité de France, Veolia Environnement, AB VOLVO (Sweden), AstraZeneca (Great Britain) **Member of the Supervisory Board** of Philips (Netherlands) **Member of the Advisory Board** of Banque de France, Allianz (Germany) **Member of the Board of** Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre, Musée du Quai Branly	**Chairman and Chief Executive Officer** of Renault **Chairman of the Management Board** of Renault-Nissan BV (Netherlands) **Director of** AB Volvo (Sweden), Électricité de France, Veolia Environnement **Member of the Supervisory Board** of Philips (Netherlands) **Member of the Advisory Board** of Banque de France, Allianz (Germany) **Member of the Board of** Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre	**Chairman and Chief Executive Officer** of Renault **Chairman of the Management Board** of Renault-Nissan BV (Netherlands) **Director of** AB Volvo (Sweden), Électricité de France **Member of the Supervisory Board** of Philips (Netherlands) **Member of the Advisory Board** of Banque de France, Allianz (Germany) **Member of the Board of** Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre	**Chairman and Chief Executive Officer** of Renault **Director of** Électricité de France, AB Volvo (Sweden) **Member of the Supervisory Board** of Philips (Netherlands) **Member of the Board of** Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre
Jean-François Trufelli Director elected by BNP Paribas employees	5 February 2004	2006					
OTHER CORPORATE OFFICERS							
Georges Chodron de Courcel Chief Operating Officer of BNP Paribas	11 June 2003		**Chief Operating Officer of** BNP Paribas **Director of** Alstom, Bouygues, Société Foncière, Financière et de Participations SA, Nexans, Erbé SA (Belgium) **Member of the Supervisory Board** of Lagardère SCA **Non-voting director of** Safran, SCOR SA, SCOR Vie	**Chief Operating Officer of** BNP Paribas **Director of** Alstom, Bouygues, Nexans, Erbé SA (Belgium) **Member of the Supervisory Board** of Lagardère SCA, Sagem SA **Non-voting director of** SCOR SA, SCOR Vie	**Chief Operating Officer of** BNP Paribas **Director of** Alstom, Bouygues, Nexans **Member of the Supervisory Board** of Lagardère SCA **Non-voting director of** SCOR SA		
Jean Clamon Chief Operating Officer of BNP Paribas	11 June 2003		**Chief Operating Officer of** BNP Paribas **Director of** Cassa di Risparmio di Firenze (Italy), Compagnie Nationale à Portefeuille (Belgium), Erbé SA (Belgium) **Member of the Supervisory Board** of Galeries Lafayette, Euro Securities Partners SAS	**Chief Operating Officer of** BNP Paribas **Director of** Euro Securities Partners, Cassa di Risparmio di Firenze (Italy), Compagnie Nationale à Portefeuille (Belgium), Erbé (Belgium) **Member of the Supervisory Board** of Fonds de Garantie des Dépôts	**Chief Operating Officer of** BNP Paribas **Director of** Euro Securities Partners, Cassa di Risparmio di Firenze (Italy), Compagnie Nationale à Portefeuille (Belgium), Erbé (Belgium)		

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

PREPARED IN ACCORDANCE WITH ARTICLE L. 225-37, PARAGRAPH 6 OF THE FRENCH COMMERCIAL CODE

I – Corporate governance

Conditions for the preparation and organisation of the work of the Board

The conditions for the preparation and organisation of the work of the Board are set out in the internal rules of the Board of Directors of BNP Paribas SA. These rules were adopted in 1997 by the Board of the former BNP and are regularly updated to comply with legal requirements, regulations and French corporate governance guidelines and to keep pace with corporate governance best practices recognised as being in the best interests of both shareholders and the Bank.

The internal rules set out the terms of reference of the Board of Directors and its Chairman; they describe the manner in which meetings are organised and the procedures for informing directors and for carrying out the periodic assessment of the Board's performance. They describe the terms of reference of the various Committees of the Board, their composition, the manner in which they function and the conditions relating to the payment of directors' fees. They provide guidelines concerning the conduct expected of a Director of BNP Paribas. The main provisions of the internal rules are provided for information purposes in the report in the various sections to which they relate.

The internal rules were last updated by the Board on 14 February 2006. This followed the Board's decision to split the Compensation and Nominations Committee into two new Committees: the Corporate Governance and Nominations Committee and the Compensation Committee. Two-thirds of the members of these new Committees are independent directors, in accordance with French corporate governance guidelines [1].

According to the internal rules, the Board of Directors is a collegial body that collectively represents all shareholders and acts at all times in the corporate interests of the Bank. It is tasked with monitoring its own composition and effectiveness in advancing the Bank's interests and carrying out its duties. As such, based on proposals submitted by the Chief Executive Officer, it draws up the BNP Paribas business strategy and monitors its implementation. It examines any and all issues related to the efficient running of the business, and makes any and all business decisions. It may decide to either combine or separate the functions of Chairman and Chief Executive Officer. It proposes the appointment of directors for three-year terms. It may decide to limit the powers of the Chief Executive Officer. It approves the draft of the Chairman's report presented along with the management report. The Board or one or more of its directors or Committees, or a specific Committee authorised by the Board, may perform any or all controls and verifications that it considers appropriate, supervise the management of the business and the fairness of its accounts, review and approve the financial statements and ensure that the financial information disclosed to the shareholders and the markets is of a high quality.

Separation of the functions of Chairman and Chief Executive Officer

At the Annual General Meeting held on 14 May 2003, the Chairman announced the Board's intention to separate the functions of Chairman and Chief Executive Officer within BNP Paribas. This decision brought the Group into line with corporate governance best practice, while at the same time ensuring a smooth and transparent handover of the Chief Executive role.

Under the internal rules, the Chairman organises and directs the work of the Board, and ensures that the corporate decision-making bodies of BNP Paribas operate effectively.

(1) "French corporate governance guidelines" refer to those contained in the consolidated joint reports prepared by the French employers' organisations, the MEDEF and AFEP, in 1995, 1999 and 2002, published in October 2003; and the "Guide to preparing documents de référence" published on 27 January 2006 by the French Financial Markets Authority (AMF).

Working closely with Executive Management, he is competent to represent the Group in high-level dealings with, for example, major clients and the authorities both nationally and internationally. He has no executive responsibilities. The Chief Executive Officer has the broadest powers to act in the Bank's name under all circumstances (see Limitation of the powers of the Chief Executive Officer, p.139). He has authority over the entire Group, including heads of core businesses, business lines, territories and Group functions.
He is also responsible for Internal Control systems and procedures, and for all the statutory information in the report on Internal Control.

Composition of the BNP Paribas Board of Directors and independence of Board members

At the end of 2005, following the resignation of Lindsay Owen-Jones, the Board of Directors had twelve members elected by the shareholders and three members elected by BNP Paribas employees. There were no non-voting directors.

Based on proposals submitted by the Corporate Governance and Nominations Committee, the Board considers that the following directors qualify as independent under French corporate governance guidelines [1]: Gerhard Cromme, François Grappotte, Alain Joly, Denis Kessler, Jean-François Lepetit, Hélène Ploix, Loyola de Palacio and Louis Schweitzer.

Four of the directors elected by the shareholders, Michel Pébereau, non-executive Chairman of the Board, Baudouin Prot, Chief Executive Officer, Claude Bébéar and Jean-Louis Beffa, do not qualify as independent under the guidelines.

The three employee representatives on the Board, Patrick Auguste, Jean-Marie Gianno and Jean-François Trufelli, do not qualify as independent under the guidelines, despite their status and the method by which they were elected, which safeguards their independence.

In total, at the end of January 2006, the Board of Directors of BNP Paribas is made up of a majority of eight directors who qualify as independent and seven who do not, and thus meets the required quota (i.e., the majority) set out [1] in French corporate governance guidelines for "companies with a dispersed shareholder base and no controlling shareholders".

Pursuant to the resolution approved by the shareholders at the Annual General Meeting held on 18 May 2005, two directors will be elected by BNP Paribas employees at the elections scheduled for February/March 2006. Consequently, six directors will then no longer qualify as independent under the guidelines [1].

No director is related to any other director.

The Boards' activity in 2005

In 2005, the Board held seven meetings in line with its regular schedule (attendance rate of 90.2%) and three specially-convened meetings, which brought the attendance rate down to 86% for the ten Board meetings on account of the short notice periods given for the specially-convened meetings. The annual special session devoted to Group strategy was attended by the Group's key executive managers.

As well as discussions and decisions required regarding issues of compliance with French laws and regulations, the Board and its Committees also deliberated on the following matters in accordance with its internal rules:

- the budget for 2005 and the quarterly, half-yearly and annual financial results;
- preliminary approval for investment projects totalling more than EUR 250 million;
- evaluation of the Board, its composition and Committees;
- remuneration of corporate officers and stock option plans;
- the drafts of the Chairman's report and the management report;
- the 2004 dividend;
- the convening notice for the May 2005 Annual General Meeting and the draft resolutions to be presented to shareholders;
- plans to buy back shares, allocate shares bought back and cancel shares;
- share issues to employees and share-based incentive plans;

(1) "French corporate governance guidelines" refer to those contained in the consolidated joint reports prepared by the French employers' organisations, the MEDEF and AFEP, in 1995, 1999 and 2002, published in October 2003; and the "Guide to preparing documents de référence" published on 27 January 2006 by the French Financial Markets Authority (AMF).

- issues of debt securities;
- developments in the "Oil for Food" case, on which briefings were periodically drawn up by directors.

Following on from the work carried out in 2004, during the year the Board continued to examine International Financial Reporting Standards adopted for use by the European Union. It analysed the impact of the standards as a whole, as well as the standards with the greatest impact on the BNP Paribas Group. It examined simulations of the impact of the standards on the draft 2006 budget for the Group (submitted to it for approval) and each of its core businesses. It considered the information to be provided to the markets upon publication of the financial statements under IFRS in light of the complexity of the new standards. This work was prepared by the Financial Statements Committee and closely involved the Statutory Auditors, who were required to give their opinion concerning the choices made by the Group and the interpretation of the options available under the standards.

In 2005, the Board of BNP Paribas began the process of renewing the terms of office of the Statutory Auditors, which were due to expire at the end of 2005. In order to provide shareholders at the Annual General Meeting in May 2006 with a choice regarding the Statutory Auditors to be appointed for the five-year term from 2006 to 2011, the Board, acting under the authority of the Financial Statements Committee, put out a call for tenders based largely, but not exclusively, on the work of the *"Ethics and Independence Committee of the Statutory Auditors of Public Companies"*[1].

The Board deliberated on the work of the Internal Control and Risk Management Committee (as described hereafter) and particularly on the work of the Compliance function, the implementation of Periodic and Permanent Controls, the Group's commitments, credit risk and market risk policies, and preparatory work carried out in connection with operational risk and the application of Basel II. It deliberated on the work carried out by the Compensation and Nominations Committee concerning the assessment of the Board's performance and its composition, the remuneration of corporate officers and members of the Executive Committee, the allocation of bonus shares, stock awards and the stock option plan for 2005, directors' fees and the global share-based incentive plan.

The Committees of the Board

Under the Board's internal rules, Committees may be set up to assist the directors of BNP Paribas in carrying out their functions. The terms of reference of the Committees neither reduce nor impinge on those of the Board. The Chairman of the Board of Directors must ensure that the number, terms of reference, composition, and functioning of the Committees are adapted to the Board's needs and in phase with corporate governance best practices. These Committees meet as and when required, with or without the participation of BNP Paribas management. They may use the services of external experts wherever necessary. The Chairman of the Committee may make enquires of any manager within the Group concerning matters falling within the Committee's terms of reference. The Committees submit recommendations to the Board of Directors and the Committee Chairman presents a summary of these recommendations at the next Board meeting. Minutes must be kept of all Committee meetings. At the end of 2005, the Board's Committees were: the Financial Statements Committee, the Internal Control and Risk Management Committee and the Compensation and Nominations Committee, which has since been split into two separate Committees, as indicated previously.

Financial Statements Committee

The Financial Statements Committee was set up in 1994 by the Board of Directors of the former BNP. In 2005, the Committee's members were Louis

(1) A blueprint provided to listed companies concerning the ethical aspects of the statutory audit tendering procedure, published in December 2002.

Schweitzer (Chairman), Denis Kessler and Hélène Ploix, all of whom qualify as independent directors under French corporate governance guidelines [(1)]. The fourth member, Patrick Auguste, does not qualify as independent as he was elected by BNP Paribas employees. The composition of the Committee complies with French corporate governance guidelines [(1)] which recommend that at least two-thirds of the directors should be independent. No members of the Bank's Executive Management have sat on the Committee since 1997. In 2005, the Committee met five times and the rate of attendance was 100%.
In 2005, in accordance with the internal rules, the Committee analysed the quarterly, half-yearly and annual financial statements issued by the Bank and obtained further explanations of certain items prior to presentation of the financial statements to the Board of Directors. It examined matters related to the financial statements including the choices of accounting principles and policies, provisions, management accounting data, capital adequacy requirements, profitability indicators, and all other accounting matters that raise methodological issues or give rise to potential risks. When reviewing the financial results for each quarter, the Committee listened to the comments and conclusions of the Statutory Auditors without any member of Executive Management being present. Where questions of interpretation of accounting standards arise in connection with the presentation of the quarterly, half-yearly and annual results, involving choices with a material impact, the Statutory Auditors and Group Management submit a quarterly memorandum to the Committee analysing the nature and significance of the choices made.

As mentioned previously, in accordance with the internal rules, the Committee monitored the procedure for appointing new Statutory Auditors. It reported to the Board on a regular basis concerning the application of IFRS as adopted for use by the European Union; it reviewed the Statutory Auditors' annual audit assignment, together with the auditors' recommendations and the implementation of these recommendations.
It also received notification of the amount and breakdown of the fees paid by the BNP Paribas Group to the Statutory Auditors and the networks to which they belong; it ensured that the portion of the audit firms' revenues which BNP Paribas represents was not likely to compromise the Statutory Auditors' independence. The Committee granted preliminary approval for audit assignments for total fees of over EUR 1 million excluding taxes, and validated the approval and control procedure for all "non-audit" assignments for fees in excess of EUR 50,000. It read the Group's report on all "non-audit" assignments carried out by the Statutory Auditor networks, as well as the report drawn up by each Statutory Auditor firm, describing the internal control mechanism for guaranteeing its independence, as well as a written attestation of the Statutory Auditor's independence during the audit of the Group. The Committee reviewed the draft report of the Chairman of the Board on internal control procedures relating to the preparation and processing of accounting and financial information. It reviewed draft memoranda concerning the Group's results prior to their presentation to the Board.

At the end of each of its meetings, the Financial Statements Committee reported its findings to the Board of Directors.

Internal Control and Risk Management Committee

The Internal Control and Risk Management Committee was set up in 1994 by the Board of Directors of the former BNP. At the end of 2005, its members were François Grappotte (Chairman), Jean-François Lepetit, and Loyola de Palacio, all of whom qualify as independent directors under French corporate governance guidelines [(1)]. The fourth member, Jean-Marie Gianno, does not qualify as independent as he was elected by BNP Paribas employees. No members of Executive Management have sat on the Committee since 1997. In 2005, the Committee met four times and the rate of attendance was 100%.

(1) "French corporate governance guidelines" refer to those contained in the consolidated joint reports prepared by the French employers' organisations, the MEDEF and AFEP, in 1995, 1999 and 2002, published in October 2003; and the "Guide to preparing documents de référence" published on 27 January 2006 by the French Financial Markets Authority (AMF).

In accordance with the internal rules, the Committee examined the new approach adopted by the regulatory authorities concerning compliance, permanent and periodic controls and the consequences for the Group of the amendment to regulation 97-02, particularly regarding internal control. It approved the Group's general policy with regard to permanent controls and the establishment of a Compliance function, compliance charter and the related organisation. It also reviewed the new structure of the periodic control system that places internal audit under the authority of the Head of the Bank's General Inspection unit, and the conditions governing its autonomy in relation to the Group's operating entities. The Committee reviewed the report and action plan of the Head of the Group's Ethics Department, and analysed the internal control report for 2004 to be filed with the regulatory authorities.

In the area of risk management, the Committee analysed the new requirements of the regulatory authorities concerning operational risks, and the Group-wide implementation of programmes to bring the Bank into line with the latest recommendations of Basel II. It reviewed the conclusions of the Risk Policy Committees and carried out periodic analyses of the Group's global market, portfolio-based and credit risks by geographic area and by business line, as well as their compliance with regulatory ratios related to the spreading of risk. It reviewed exchanges of correspondence with the French banking regulator *(Commission Bancaire)*. It was notified of internal reports on incidents and fraud in accordance with the measures implemented on a voluntary basis by the Group, which seek to comply with certain provisions of the Sarbanes-Oxley Act even though this legislation is not legally binding on BNP Paribas. The Committee held discussions with the Heads of the General Inspection unit and Periodic Controls without any members of Executive Management being present.

At the end of each of its meetings, the Internal Control and Risk Management Committee reported its findings to the Board of Directors.

The Compensation and Nominations Committee

In 2005, issues dealt with by the Committee included the succession of Board members and renewal of terms of office, the composition of the Board's Committees and new organisation of the Compensation and Nominations Committee, remuneration of corporate officers and members of the Executive Committee, the allocation of bonus shares, stock awards and the stock option plan for 2005, directors' fees and the global share-based incentive plan, as well as the assessment of the performance of the BNP Paribas Board of Directors.

The Compensation and Nominations Committee was set up in 1993 by the Board of Directors of the former BNP. At the end of 2005, its members were Alain Joly (Chairman) and Gerhard Cromme, who qualify as independent directors under French corporate governance guidelines [(1)], and Claude Bébéar and Jean-Louis Beffa who do not qualify as independent.
The composition of the Committee complies with French corporate governance guidelines which recommend that at least half of the directors should be independent.
No members of Executive Management have sat on the Committee since 1997. The Committee met three times over the year and the attendance rate was 92%. At the beginning of 2006, the Committee was split into two new Committees as follows:

- *The Compensation Committee, comprising Alain Joly and Gerhard Cromme, who qualify as independent directors [(1)] and Jean-Louis Beffa, who does not qualify as an independent director [(1)]. The Committee is tasked with addressing all issues related to the personal status of corporate officers, including remuneration, pension benefits, stock options and provisions governing the resignation or departure of members of the Bank's corporate decision-making or representative bodies. It reviews the terms, amounts and allocation of stock option plans. It also reviews the conditions for allocating bonus shares. Moreover, the Committee, in conjunction with the Chairman of the Board, is competent to assist the Chief Executive Officer on any issue*

(1) "French corporate governance guidelines" refer to those contained in the consolidated joint reports prepared by the French employers' organisations, the MEDEF and AFEP, in 1995, 1999 and 2002, published in October 2003; and the "Guide to preparing documents de référence" published on 27 January 2006 by the French Financial Markets Authority (AMF).

related to executive management compensation referred by him to the Committee.

- *The Corporate Governance and Nominations Committee, comprising Alain Joly and Gerhard Cromme, who qualify as independent directors [1], and Claude Bébéar, who does not qualify as an independent director [1]. It is tasked with monitoring corporate governance issues. Its role is to help the Board of Directors to adapt corporate governance within BNP Paribas and to assess the performance of Board members. It selects the measures best adapted to the Group with the aim of bringing its procedures, organisation and conduct into line with best practices. It regularly assesses the performance of the Board using either its own resources or any other internal or external procedure that it deems appropriate. It examines the draft report of the Chairman of the Board on corporate governance and all other documents required by the applicable law and regulations. Acting jointly with the Chairman of the Board, the Committee advises the Board on resolutions to be submitted to the shareholders concerning the election of directors.*
  The Committee puts forward recommendations for the post of Chairman of the Board for consideration by the Board of Directors. Acting jointly with the Chairman of the Board, the Committee puts forward recommendations for the post of Chief Executive Officer for consideration by the Board, and acting on the recommendation of the Chief Executive Officer, it puts forward candidates for Chief Operating Officer. It assesses the performance of the Chairman, as well as the performances of the Chief Executive Officer and Chief Operating Officers, with the parties in question not present. It is also responsible for developing plans for the succession of corporate officers. It makes recommendations to the Board of Directors on the appointment of Committee chairmen and Committee members when their terms of office are due for renewal. It is also tasked with assessing the independence of the directors and reporting its findings to the Board of Directors.

Assessment of the performance of the BNP Paribas Board of Directors

The Board carried out an assessment of its own performance in 2005 based on the work of the Compensation and Nominations Committee. The same methods were used as in previous years. The assessment was based on (i) the relevance and clarity of the Board's internal rules and terms of reference; (ii) its composition and independence; (iii) the scope of its activities, especially strategy, markets and competition, the functioning of the Bank's businesses, its accounts and financial results, audit and internal control, risks and the performance of corporate officers; (iv) information provided to Board members; (v) the frequency, duration and running of Board meetings, the presence and competence of the directors, freedom of expression and the quality of reporting. The performance of the Board's Committees was also assessed in view of their terms of reference, the suitability of Committee members and the number of meetings held, as well as the quality of the reports submitted. The findings of this assessment were submitted to the Board.

Conduct of directors

The procedure for recruiting directors is based on information and assessments provided by the members of the Board's various Committees and the Chairman of the Board. This ensures that the successful candidates have the personal and professional qualities required to carry out the function of director in a Group such as BNP Paribas. These qualities are summarised in the internal rules.

According to the internal rules, *Directors shall interact effectively with others in the workplace and respect their opinions, and shall express themselves freely on subjects debated in Board meetings, even in the face of opposition. They shall have a strong sense of responsibility towards shareholders and other stakeholders, show a high level of personal integrity during the term of their office, and respect the rules related to their responsibilities. In the event of a significant change*

(1) "French corporate governance guidelines" refer to those contained in the consolidated joint reports prepared by the French employers' organisations, the MEDEF and AFEP, in 1995, 1999 and 2002, published in October 2003; and the "Guide to preparing documents de référence" published on 27 January 2006 by the French Financial Markets Authority (AMF).

in their functions or positions held, directors agree to allow the Board to decide on whether or not it is appropriate for them to continue as directors of BNP Paribas.

All directors are required to comply with legal obligations and the stock market recommendations and regulations related to information that concerns directors personally. The legislation banning insider trading applies to directors both in a personal capacity and when exercising responsibilities within companies that hold shares in BNP Paribas. Directors are also advised to purchase or sell BNP Paribas shares only within the six-week period following the publication of the quarterly and annual accounts, or of any press release concerning business performance. However, if they have access to privileged information that would make them insiders under stock exchange rules, no BNP Paribas shares may be purchased or sold during this six-week period. Directors must not disclose any information that is not publicly available to any third party including the manager of BNP Paribas shares. If a director has any questions related to ethics and compliance, he or she can consult the Head of the Group Compliance and Permanent Control function. Directors should inform the Board of any conflict of interest – even if this be merely potential – and should refrain from participating in the corresponding deliberating vote. Directors who deem that they are no longer able to effectively carry out their responsibilities on the Board or Committees of which they are a member, should step down. Any director or any other person who is called upon to attend meetings of the Board and the Committees of the Board is required to treat all matters discussed during the meeting as strictly confidential. In particular, such directors or other persons shall treat as strictly confidential all insider information as well as information that may interest competitors or external parties in connection with "economic intelligence" and confidential information described as such by the Chairman. In case of failure to comply with this obligation, the director or other person may be exposed to a claim for damages. Directors shall endeavour to participate regularly and actively in the meetings of the Board and the committees of the Board and to be present at the Annual General Meeting of shareholders.

In addition to the number of shares that directors are required to hold under the Articles of Association, directors elected at the Annual General Meeting should personally hold BNP Paribas shares equivalent to at least one year of director's fees (the number of shares held appears in the personal file of each director).

Informing and initiating new directors

Directors may request that the Chairman of the Board or the Chief Executive Officer provide them with all documents and information required to enable them to carry out their functions, participate effectively in Board meetings and make informed decisions, provided that such documents are useful for decision-making purposes and that the Board has the power to provide them.

When directors take up their appointment, they are provided with a written summary document describing the Group, its profile, organisation, recent financial statements and various information available on the Group's websites. The Group also organises a series of working meetings between the new directors and managers of Group functional and operating units that are of interest to the new directors in light of their functions and personal priorities. Other directors may also participate in these meetings.

BNP PARIBAS, RANKED No.1 IN THE EUROZONE FOR CORPORATE GOVERNANCE

The first international FTSE/International Shareholder Services classification was published in April 2005. It analysed the quality of corporate governance of 2,000 companies quoted in 24 countries. BNP Paribas came in first in the Eurozone countries – all economic sectors considered – and 10th worldwide.

II – Internal Control

The information below concerning the Group's internal control system has been provided by Executive Management. The Chief Executive Officer is responsible for Internal Control systems and procedures, and for all of the statutory information in the report on Internal Control.

Internal Control environment

Controls within the French banking sector are governed by a wide range of laws and regulations, which have created a long-established internal control culture within the Bank's core businesses. The current internal control environment is largely based on the Banking Activities and Control Act of 24 January 1984 and the Financial Activities Modernisation Act of 2 July 1996. France's banking regulator, the *Commission Bancaire*, is responsible for oversight of the rules applicable to internal control in banks and investment firms. Under its charter, the *Commission Bancaire*, has the power to inspect and evaluate the internal control procedures used by banks. This highly-developed environment reflects the importance of banking activities to the economy and finance, and the potential for banking activities to affect the stability of the world financial system. National banking rules are framed at an international level within the context of the recommendations of the Basel Committee on banking supervision.

The conditions for the implementation and monitoring of internal control within banks and investment firms are set out in CRBF Regulation 97-02 of 21 February 1997, as amended by Regulations 2001-01 and 2004-02 and the Decree of 31 March 2005. These rules lay down principles relating to control systems for transactions and internal procedures, accounting systems and information processing, risk and performance measurement systems, risk supervision and control systems, and internal control documentation and reporting systems. Under Articles 42 and 43 of this Regulation, banks are required to prepare two annual statutory reports. The first relates to internal control and the second to measuring and monitoring risks. These reports are submitted to the Board of Directors by the Internal Control and Risk Management Committee and are then sent on to the *Commission Bancaire*, and the Statutory Auditors.

All internal control and risk issues are covered by periodic presentations to the Internal Control and Risk Management Committee, and via this Committee, to the BNP Paribas Board of Directors (see the "Corporate Governance" section of this report).

The BNP Paribas Group operates an internal control system covering all its businesses and sites. This internal control system is defined in the Group's Internal Control Charter which is widely distributed within the Group and freely available to all of the Group's employees. It defines internal control as a mechanism for ensuring:

- the effectiveness and quality of the Group's internal operations;
- the reliability of internal and external information;
- the security of transactions;
- compliance with applicable laws, regulations and internal policies.

The Charter lays down **rules relating to the organisation, lines of responsibility and remit of the various players involved in Internal Control,** and establishes the principle of the independence of the Internal Control function (General Inspection unit).

Furthermore, the internal rules of BNP Paribas SA set out general ethical and compliance rules to be applied by staff, especially those with access to sensitive information about BNP Paribas activities and results.

The Internal Control system also draws on Group-wide procedures issued by Executive Management, core businesses or Group functions applicable to several entities within the Group. These procedures, which are regularly updated, are combined in the "Group Guidelines" database and can be accessed by all staff.

Organisation of Internal Control

The gradual implementation of the Compliance function, a process which began at the end of 2004, has led to a complete makeover of the Group's Internal Control principles. The Group Compliance function has implemented action points to incorporate changes in French banking regulations into a global process based on three priority tasks:

- reinforcing independent controls, i.e., permanent and periodic controls;
- harmonising the professional skills of the various teams in line with the highest possible standards;
- separation of the Permanent Control and Periodic Control structures.

2005 therefore represents a major transition year for Internal Control within the BNP Paribas Group towards a more consistent, effective process modelled on the highest international standards.

The following action points were implemented during the year:

- a new **Periodic Controls** function was set up: this is now independent of the operating units and it combines the General Inspection and Internal Audit units (which were previously part of core businesses and support functions, respectively). This new structure reports directly to the Chief Executive Officer. The Head of the General Inspection unit represents the Bank at the *Commission Bancaire* with regard to all matters concerning periodic controls;

- the **Permanent Controls** function was mapped and restructured at Group level. A Permanent Controls Coordination Unit was set up to prepare a permanent control methodology and to oversee Group-wide management and reporting requirements in this area. Permanent Control is defined as a system based on the ongoing implementation of **five Internal Control elements** – risk identification and assessment, procedures, controls, reporting and steering, using appropriate resources. Permanent Controls are exhaustive and are not limited to one area or type of risk.

- An Internal Control Coordination Committee brings together the principal players involved in internal control.

- A newly-created **Compliance** function has taken over the functions of the former Ethics Department:

  - the Compliance function has a broad remit and is tasked with:
    - enhancing compliance, which is defined as "conforming to legal and regulatory provisions, professional and ethical standards, as well as the overall strategy of the Board of Directors and Executive Management guidelines";
    - focusing on a number of different areas including financial security, professional ethics, the Board of Directors and compliance monitoring;
    - liaising with the regulatory authorities, together with the Finance function;
  - the Compliance function has significantly enhanced its independence by establishing supervised knowledge-sharing arrangements with the heads of operating units for the teams in charge of compliance in the core businesses and support functions. These arrangements are far more extensive than previously existing ones.

The Head of Compliance reports to the Chief Executive Officer and represents the Bank at the *Commission Bancaire* with regard to all matters concerning Permanent Controls.

In 2006, the Compliance function is set to grow in strength, boosted by newly developed control tools.

The fundamental principles of Internal Control
Internal Control, as defined in the Internal Control Charter of BNP Paribas, is based on four pillars:

A. **Permanent and Periodic Controls:**

- Permanent Controls consist of ongoing risk identification and assessment, procedures, controls, a dedicated reporting and monitoring system. Permanent Controls are carried out both by operational staff and by specialised functions either within or outside the entities.

- Periodic Controls are based on "ex post" reviews carried out by employees who are not involved in Permanent Controls. They are performed by the General Inspection unit.

B. **Separation of tasks:** this applies to the various phases of a transaction, from initiation and execution, to recording, settlement and control. The separation of tasks also exists between independent functions and between those involved in Permanent Controls and Periodic Controls.

C. **Responsibility of operational staff:** a large part of the Permanent Control mechanism is incorporated within the operational organisation under the direct responsibility of the core businesses and functions which should make sure that they have the resources required for effective control. Managers at all levels must ensure effective control over the activities for which they are responsible.

D. **Exhaustiveness of internal control:** this applies to all types of risk and in the same degree to all entities in the BNP Paribas Group without exception. It also extends any core activities that are outsourced.

Teams from the General Inspection unit verify that these four pillars are complied with by carrying out regular inspections.

The players involved in Permanent Controls
The players involved in Permanent Controls are:
- **the operational staff working in commercial, administrative or support functions.** They directly control the operations for which they are responsible, based on Group procedures: these controls are known as **first-level permanent controls;**
- **managers**, who perform controls within the scope of operational or autonomous control procedures: these controls are known as **second-level permanent controls**;
- **specialised functions autonomously integrated within operational units or independent of these units,** which perform controls that are independent of operations: these controls are also known as second-level permanent controls.

The players involved in Periodic Controls
Periodic controls (known as third-level controls) are carried out on an independent basis by the General Inspection unit which includes:
- **Inspectors** based at headquarters who are authorised to carry out controls throughout the Group;
- **Auditors** within the various entities of the Group who now report to the General Inspection unit.

Periodic Controls fall under the responsibility of the Head of the Bank's General Inspection unit, who reports to the Chief Executive Officer and, if the CEO considers it necessary, to the Board of Directors or the relevant Committees of the Board.

Coordination of Internal Control
The internal control system is based on permanent control and periodic control mechanisms. There should be concerted exchanges between Permanent Control and Periodic Control within the overall Internal Control system in order to optimise the flow of information and to coordinate action points.

At Group level, this coordination is provided by a member of the Executive Committee (reporting directly to the Chief Executive Officer), who chairs the Internal Control Coordination Committee (ICCC). This Committee:

- is not intended to replace the different Group Risk Management Committees but to enhance their effectiveness within the overall system;
- guarantees the consistency of the Internal Control system and its compliance with regulations;
- seeks to promote the use of internal control tools as widely as possible within the Group;
- enhances the consistency of annual reports on internal control and control of investor services prepared by the Permanent Control and Periodic Control functions within the scope of their "Charter of responsibilities", and of the report of the Chairman of the Board of Directors on internal control procedures prepared in accordance with Article L. 225-37, paragraph 6 of the French Commercial Code.

The Internal Control Coordination Committee meets on a monthly basis. It is made up of the Heads of General Inspection, Periodic Controls, Group Compliance, Group Finance-Development and Group Risk Management, as well as the heads of the four core businesses. The Committee also includes the Heads of Group Tax Affairs and Group Legal Affairs. Members of the Executive Committee may participate in all ICCC meetings. The heads of other Group functions may be invited to participate in the Committee's meetings.

The Chairman of the ICCC reports to the Chief Executive Officer or, if the CEO deems it necessary, to the Board of Directors or the relevant Committee of the Board.

Internal Control procedures
Written guidelines are distributed throughout the Group and provide the basic framework for the Group's internal control, setting out the organisational structures, procedures and controls to be applied. An ongoing procedural review ensures that the procedural guidelines are regularly monitored based on a network of procedural officers.

2004 saw completion of the Group's cross-functional guidelines (levels 1 and 2). These guidelines are now regularly updated – a process in which all the core businesses and functions actively participate. This has led in some cases to an in-depth review of existing procedures.

The number of visits to the "Group Guidelines" database has increased significantly.

In 2006, the priority action points will consist of:

- continuing to increase the number of visits to the "Group Guidelines" database;
- standardising local databases, in terms of the availability and archiving of procedures: mapping of existing databases, definition of minimum standards for system architecture and managing database intersections;
- enhancing permanent control of Group procedures.

Internal Control standards
In 2005, the main players involved in internal control launched a project to standardise procedures focusing on risk segmentation, the scope of the internal control system, rules for measuring risks and presenting recommendations, action points and other suggestions.

In terms of "risk families", 2005 was a transition year. The General Inspection unit and GRM worked together to recast the old terminology in use within the Group (eight main risk families). This ongoing process should eventually bring Group practices more into line with Basel II (effective risk management systems proposed by the Basel Committee on Banking Supervision), under which risks are classified mainly into credit risks, market risks and operational risks.

Human resources
At the end of 2005, the number of full-time equivalent employees (FTEs) within the different Internal Control functions was as follows:

- Second-level Permanent Controls (main specialised control functions):
  - Coordination of Permanent Controls: 50 FTEs involved in coordinating Permanent Control throughout the different entities of the Group;
  - Compliance: 465 FTEs (against 403 in 2004);
  - Group Risk Management: 834 FTEs (793 in 2004).
- Periodic Controls:
  - General Inspection unit and Internal Audit: 723 FTEs.

III – Limitation of the powers of the Chief Executive Officer

The Chief Executive Officer has the broadest powers to act in all circumstances in the name of BNP Paribas and to represent the Bank in its dealings with third parties. He exercises these powers within the limits of the corporate purpose, and subject to those powers expressly reserved by law for Shareholder Meetings and for the Board of Directors.

Within the Group, the internal rules of the Board of Directors require the Chief Executive Officer to submit to the Board for prior approval any investment or disinvestment decision (excluding portfolio transactions) of more than EUR 250 million, and any proposed acquisition or divestment of equity interests of more than EUR 250 million. The Chief Executive Officer must seek preliminary approval from the Financial Statements Committee of the Board for audit assignments for total fees of over EUR 1 million (excluding taxes).

IV – Internal Control procedures relating to the preparation and processing of accounting and financial information

Roles and responsibilities regarding the preparation and processing of accounting and financial information
The preparation and processing of accounting and financial information are the responsibility of the Group Finance-Development function, whose roles include the production and quality control of the financial statements and management accounts and control over the Group's financial information systems.

These roles are performed at Group level by the Group Finance-Development function, at core business level by the core business Finance function, and within each entity. The allocation of these roles is described in the Charter drawn up by the Group Finance-Development function.

The heads of Finance of the core businesses and of the main entities have operational lines of reporting to the Group Head of Finance.

Preparation of financial information

Procedures for preparing consolidated financial data

The information used to prepare the BNP Paribas Group consolidated financial statements is derived from the Bank's transaction processing systems and two separate reporting channels, one dedicated to accounting data and the other to management data. The reporting process is as follows:

- **Accounting data:** the procedures for preparing the Group's financial statements are set out in the guidelines distributed to all entities consolidated for accounting purposes. This facilitates the standardisation of accounting and financial data and compliance with Group accounting standards. Each Group entity closes off its accounts on a monthly or quarterly basis and prepares a consolidation reporting package and management accounts in accordance with Group reporting deadlines. The validation procedures which accompany each phase in the reporting process seek to verify that:
  - Group accounting standards are correctly applied;
  - inter-company transactions are correctly adjusted and eliminated for consolidation purposes;
  - pre-consolidation entries are correctly recorded.

- **Management data:** management information is reported by each entity and business line to the Finance function of the relevant core business, which then reports consolidated data for the core business to the Management Control unit within the Group Finance-Development function.

For each entity and core business, a reconciliation is performed between the main income and expense items based on management data and the interim accounting profit balances before being submitted to the Group reporting system. This is supplemented by an overall reconciliation performed by the Group Finance-Development function to ensure consistency between consolidated accounting profits and management reporting profits. These two reconciliations form part of the procedure for ensuring reliable accounting and management data.

Roles of the different players at each stage of the processing of accounting and financial information

The different players in the Finance-Development function are present at three levels (entity, core business/business line, Group):

- financial management within the accounting entity is in charge of second-level controls on accounting and financial information as well as certifying that such information is correct before it is reported to the core business and to the Group;
- the core businesses/business lines reconcile accounting and management data generated at their level, thus enhancing the quality of the financial statements prepared by the accounting entities;
- the Group Finance-Development function gathers all of the accounting and management information produced by the accounting entities in line with formalised reporting procedures validated by the core businesses/business lines. It then consolidates this data for use by Executive Management or for external reporting to third parties.

Accounting policies and rules

The conditions for the implementation and monitoring of internal control within banks and investment firms are set out in CRBF Regulation 97-02 as amended by the Decree of 31 March 2005. The BNP Paribas Group uses this framework to define Internal Control and to organise its Internal Control environment and general underlying principles.

The local financial statements for each entity are prepared under local GAAP. Since 1 January 2005 (date of first-time adoption), the Group consolidated financial statements have been prepared under IFRS (International Financial Reporting Standards) as adopted for use by the European Union and French GAAP is no longer used.

The Accounting Policies Department of the central Group General Accounting Department defines the accounting policies to be applied on a Group-wide basis, monitors regulatory changes and prepares new internal accounting policies and interpretations in accordance with such changes. In 2005, it drafted an IFRS manual which is gradually being made available to the core businesses/business lines and the accounting entities.

The central Management Control Department draws up management control rules that apply to all the Group's business lines. The Group's accounting policies and management control rules can be accessed in real time via the Group intranet.

Description of consolidation software/information system

Accounting and management data is recorded via an integrated consolidation software package known as MATISSE ("Management & Accounting Information System"). This integrated consolidation package is operated and updated by a dedicated team within the Group Finance function. At local level, it is fed by the Finance teams who record validated financial and accounting data.

Since 1 January 2005, all Group consolidated accounting entities have prepared their financial statements under IFRS. However, French companies continue to prepare their statutory financial statements under French GAAP while their branches also continue to use French GAAP to prepare their consolidation reporting packages. MATISSE can handle the transmission of accounting and financial data prepared under local GAAP or IFRS.

Description of the Permanent Control system

Accounting Internal Control within the Group Finance-Development function

The role of the Accounting Internal Control Department within the Group Finance-Development function is as follows:

- monitoring the creation of an Accounting Internal Control Department and defining Group policy in this area, as well as ensuring the correct functioning of an accounting internal control environment within the Group;
- monitoring implementation by the entities of the Statutory Auditors' recommendations in conjunction with the core businesses/business lines;
- reporting back to Group Management and the Financial Statements Committee on the quality of the financial statements being produced within the Group.

Internal certification process

At group level

The Group Finance-Development function has introduced a process of internal certification of quarterly data produced by the different accounting entities over which the Group has sole or joint control as well as of the controls performed within the core businesses/business lines and by the Consolidation Department.

The heads of Finance of the entities concerned certify that:

- the accounting data reported to the Group Finance-Development function are reliable and comply with Group accounting policies;
- the accounting internal control system designed to ensure the quality of accounting data is operating effectively.

This internal certification process forms part of the overall Group accounting internal control monitoring system and enables the Group Finance-Development function, which has overall responsibility for the preparation and quality of the Group's consolidated financial statements, to detect any problems in the financial statements and to monitor the implementation by the accounting entities of appropriate corrective measures and, if necessary, to set aside appropriate provisions. A report on this procedure is sent to the Financial Statements Committee at the close of the Group's quarterly consolidated accounts.

At entity level

This procedure requires a suitably adapted accounting internal control system for each accounting entity. In order to achieve this, the Group function recommends setting up an "elementary certification process for accounting and financial data" for each entity. This procedure may be defined as a process whereby the providers of accounting controls (e.g., Front-Office, Back-Office, Human Resources, Risk Management, Tax Affairs, Management Control/Planning, Accounts Payable, Treasury Management, IT Department, etc.) formally certify that the information provided is accurate and that the basic controls required to ensure the reliability of the financial data for which they are responsible are working effectively. The elementary certificates are sent to the local Finance department which analyses them, prepares a summary report and liaises with the other players in order to monitor the effectiveness of the system.

Corporate communications (press releases, special presentations, etc.)

Financial reports for external publication are prepared by the "Investor Relations and Financial Communications" team within the Group Finance-Development function for the purpose of presenting the Group's different activities, explaining its financial results and providing details of its development strategy to shareholders, institutional investors, analysts and rating agencies. The team, which reports to Executive Management and the Chief Financial Officer, devises the format in which financial information is published by the BNP Paribas Group. The team liaises with the core businesses and functions when designing the presentation of the Group's results, strategic projects and special presentations for external publication.

Due to the growing demands of investors and the Group's determination to be at the leading edge of European corporate communications, BNP Paribas has adopted a detailed communications format designed to present its results to the financial markets on a quarterly basis. The Statutory Auditors are involved in validating and reviewing the press releases containing the quarterly, half-yearly and annual financial results.

The following diagram summarises the main reporting channels for accounting and management data within the BNP Paribas Group as described previously:


Reconciliation at central level
Accounting
Group Finance - Development
Consolidation Standards
Accounting Internal Control
Budget and Strategic Management Control
Investor Relations and Financial Communications
Finance Core Businesses/ Business Lines
Financial Reporting
Reconciliation at Core Business level
Management Control
Accounting Entities
MATISSE Accounting Data
Internal Certification
MATISSE Management Data
Reconciliation at local level

Periodic Controls – joint accounting inspection team

Controls are performed by the General Inspection unit as well as by the Internal Audit Department of each core business, entity and function. With a view to further strengthening these control procedures, an accounting inspection team was set up in 2004 tasked with performing specific audits on accounting procedures and cross-functional accounting issues within the Group. This team reports to the General Inspection unit and receives support in accounting-related matters from Group Finance-Development.

Its action points, which have been developed by the General Inspection unit in conjunction with the Group Finance-Development function, are based on the remote accounting internal control tools available to the Group Finance-Development function (internal certification processes) as well as the Risk Monitoring Committee set up by the General Inspection unit.

The core aims of the team are as follows:

- to provide accounting and financial expertise in order to reinforce the capability of the General Inspection unit when carrying out its functions;
- to disseminate internal audit best practices and standardise the quality of audit work throughout the BNP Paribas Group;
- to identify and inspect the areas of accounting risk at Group level.

Relations with the Group's Statutory Auditors

Each year, the Statutory Auditors issue a report in which they give their opinion concerning the fairness of the consolidated financial statements of the BNP Paribas Group as well as the annual financial statements of the Group's subsidiaries.

The Statutory Auditors also carry out limited reviews on the quarterly accounts close. As part of their statutory audit assignment:

- they examine any significant changes in accounting standards and present their recommendations concerning choices with a material impact to the Financial Statements Committee;
- they present the entity/core business/business line Finance functions with their findings, observations and recommendations for the purpose of improving certain aspects of the Internal Control system for the preparation of accounting and financial information reviewed in the course of their audit.

Following up and implementing the recommendations of the Statutory Auditors in respect of the Internal Control system is the responsibility of the BNP Paribas Group Finance function. The heads of Finance may use dedicated tools which facilitate the implementation of the Statutory Auditors' recommendations.

Human resources

The number of people dedicated to accounting internal control is constantly being adapted to the Group's requirements. The aforementioned procedures form part of an evolving system that aims to reinforce the Group's control and guarantee an adequate level of control throughout the Group.

Remuneration and benefits paid to corporate officers in 2005

(See Note 9 to the financial statements, pages 290-295)

In euros *(2004 figures in italics)*	Remuneration			Directors' fees paid by Group companies (4)	Benefits in kind (5)	Total remunerations (8)
Corporate officers	**Fixed (1)**	**Variable (2)**	**Deffered (3)**			
Michel Pébereau Chairman	700,000 *(700,000)*	831,553 *(839,119)*	342,062 *(358,312)*	29,728 *(22,868)*	4,816 *(4,781)*	1,908,159 *(1,925,080)*
Baudouin Prot Chief Executive Officer	788,333 *(730,000)*	1,171,274 *(801 952)*	234,982 *(218,103)*	91,034 *(22,868)*	4,930 *(4,895)*	2,290,543 *(1,777,818)*
Georges Chodron de Courcel Chief Operating Officer	491,667 *(450,000)*	943,518 (6) *(707,310)*	258,985 *(252,613)*	89,230 *(6,468)*	4,303 *(4,271)*	1,787,703 *(1,421,162)*
Jean Clamon Chief Operating Officer	455,000 *(430,000)*	406,970 (7) *(286,169)*	102,640 *(100,572)*	92,297 *(47,013)*	4,703 *(4,845)*	1,061,610 *(868,599)*

(1) Salary paid in 2005.

(2) Corresponding to the non-deferred portion of variable remuneration paid in 2005 in respect of 2004.

(3) Corresponding to the transfer of the final third of the deferred bonus awarded in 2001 in the form of BNP Paribas shares, to the second third of the 2002 deferred bonus in shares and to the first third of the 2003 deferred bonus in shares.

(4) The Chairman of the Board of Directors and the Chief Executive Officer do not receive directors' fees from any Group companies other than BNP Paribas SA. Georges Chodron de Courcel receives fees in his capacity as director of BNP Paribas Switzerland, BNP Paribas UK Holdings Ltd and Erbé. Jean Clamon receives fees in his capacity as director of Cetelem, BNP Paribas Lease Group, Cortal Consors, Paribas International and Erbé.

(5) The Chairman, the Chief Executive Officer and the Chief Operating Officers have company cars and a mobile telephone.

(6) Georges Chodron de Courcel's variable remuneration paid in 2005 in respect of 2004 was reduced by EUR 6,468 corresponding to directors' fees received in 2004.

(7) Jean Clamon's variable remuneration paid in 2005 in respect of 2004 was reduced by EUR 47,013 corresponding to directors' fees received in 2004.

(8) The average payroll tax rate on these remunerations was 35.8% in 2005 (versus 30% in 2004).

Directors' fees

The overall amount of directors' fees available for distribution to BNP Paribas SA directors for 2005 is EUR 780,000, in accordance with the provisions of the 12th resolution adopted at the Shareholders' Meeting of 18 May 2005. The previous overall appropriation had been set at EUR 600,000 by the Shareholders' Meeting of 23 May 2000.

Acting on a recommendation from the Compensation and Nominations Committee, the Board altered several aspects of its practice regarding distribution of fees to individual directors. The governing principle remains that the amount of fees paid to each director takes into account the individual's attendance at meetings of the Board and of the Board's Committees, for half of the amount available for distribution.

The amount of fees available for distribution to each director individually for 2005 has been set at EUR 29,728 (up from EUR 22,868 since 2000, increasing in the same proportion as the overall appropriation).

The fixed portion of fees attributable to the Chairmen of the Financial Statements Committee and of the Internal Control and Risk Management Committee has been raised to EUR 15,000 to reflect the particular constraints and workload which these functions entail. The fixed portion of fees attributable to the Chairman of the Compensation and Nominations Committee has been set at EUR 9,909 for 2005. The fixed portion of fees attributable to the members of the Board's committees is EUR 5,946. Directors who live outside France are paid 1.5 times the fixed portion of directors' fees.

Directors' fees paid in 2005 and 2004

In euros	2005	2004
Michel Pébereau	29,728	22,868
Patrick Auguste	35,674	27,442
Claude Bébéar	29,233	23,669
Jean-Louis Beffa	31,215	23,669
Gerhard Cromme	40,134	20,010
Jack Delage		3,430
Michel François-Poncet (†)	2,973	21,439
Jacques Friedmann	31,564	33,845
Jean-Marie Gianno	33,444	17,152
François Grappotte	38,020	25,556
Marie-Christine Hamonic		2,858
Alain Joly	32,700	29,728
Denis Kessler	33,940	25,841
Jean-François Lepetit	30,471	10,005
Jean-Marie Messier		1,886
Jean Morio		5,718
Lindsay Owen-Jones	22,296	15,722
David Peake		15,608
Loyola de Palacio	19,496	
Hélène Ploix	33,693	27,442
Baudouin Prot	29,728	22,868
Louis Schweitzer	46,710	30,530
Jean-François Trufelli	28,242	17,152
Total	**549,260**	**424,438**

Information on stock option plans

Employees other than corporate officers receiving/exercising the highest number of options	Number of options granted/exercised	Weighted average exercise price (in euros)	Date of grant	
Options granted in 2005 (10 employees)	485,000	55.10	25/03/2005	
Options exercised in 2005 (10 employees)	830,623	26.48	26/12/1997 481,260	17/11/1998 177,388
			22/12/1999 84,000	03/05/1999 20,000
			13/05/1999 67,975	

Fees paid to the auditors

	Ernst & Young				PricewaterhouseCoopers				Mazars & Guérard				Total			
In thousands of euros	2005	%	2004	%	2005	%	2004	%	2005	%	2004	%	2005	%	2004	%
Audit																
Statutory audits and contractual audits, including:																
Basic audit work	7,795	78%	6,572	71%	8,031	65%	8,176	50%	4,951	92%	4,345	72%	20,777	75%	19,093	61%
Additional work	881	9%	1,090	12%	3,391	28%	4,720	29%	238	4%	907	15%	4,510	16%	6,717	21%
Special engagements	852	8%	320	4%	128	1%	19	-	158	3%	110	2%	1,138	4%	449	2%
Sub-total	**9,528**	**95%**	**7,982**	**87%**	**11,550**	**94%**	**12,915**	**79%**	**5,347**	**99%**	**5,362**	**89%**	**26,425**	**95%**	**26,259**	**84%**
Other services																
Legal and tax advice	448	5%	876	10%	446	4%	2,931	18%	47	-	598	10%	941	3%	4,405	14%
IT consulting services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Management consulting services	34	-	188	2%	118	1%	164	1%	-	-	32	-	152	1%	384	1%
Other	26	-	100	1%	142	1%	192	2%	18	-	75	1%	186	1%	367	1%
Sub-total	**508**	**5%**	**1,164**	**13%**	**706**	**6%**	**3,287**	**21%**	**65**	**1%**	**705**	**1%**	**1,279**	**5%**	**5,156**	**16%**
TOTAL	**10,036**		**9,146**		**12,256**		**16,202**		**5,412**		**6,067**		**27,704**		**31,415**	

Economics and finance are sometimes coloured by strong cultural elements, to which banks have to adapt. One example is Islamic financing, nowadays offered by all of the world's major banks. Islamic financing allows the Bank to lend money in countries where the principles of Muslim law (Sharia) prohibit the payment of interest. The gigantic Dolphin Energy project that recently completed in fact represents the largest Islamic financing deal ever in the energy sector, and was awarded the top prize in the "Best Islamic EMEA project financing of the year" category by *Project Finance Magazine.*





CHRISTOPHE MARIOT – Regional Head ECEP, Gulf, Teheran

« The whole of the Dolphin project – the result of cooperation between the United Arab Emirates, Qatar and, soon, Oman – will cost approximately USD 4.56 billion, of which one billion will come from Islamic financing. The Dolphin project concerns extraction, production and shipping of Qatari natural gas. It will involve the construction of offshore


DOLPHIN ENERGY LTD.

platforms, refineries and pipelines. BNP Paribas provided its expertise on two levels: structuring an extremely complex financing operation through seamless cooperation between its teams in Bahrain and Paris, and then fitting this financing into an Islamic context. All that in less than four months – which was a record for a transaction of that size.))

FINANCIAL AND LEGAL

INFORMATION

Document de référence 2005

The BNP Paribas Group

BNP Paribas is a European leader in banking and financial services, with a significant and growing presence in the United States and leading positions in Asia. The Group has one of the largest international banking networks, a presence in over 85 countries and employs more than 110,000 employees, including over 80,000 in Europe.

BNP Paribas enjoys key positions in its three core businesses:

- Retail Banking, comprising two divisions:
  - French Retail Banking
  - International Retail Banking and Financial Services
- Corporate and Investment Banking
- Asset Management and Services

BNP Paribas SA is the parent company of the BNP Paribas Group.

History

1966: Creation of BNP

The merger of BNCI and CNEP to form BNP represented the largest restructuring operation in the French banking sector since the end of the Second World War.

1968: Creation of Compagnie Financière de Paris et des Pays-Bas

1982: Nationalisation of Compagnie Financière and Banque Paribas.

In the 1980s, deregulation of the banking sector and the growing tendency of borrowers to raise funds directly on the financial market transformed the banking business in France and worldwide.

1987: Privatisation of Compagnie Financière de Paribas

With 3.8 million individual shareholders, Compagnie Financière de Paribas had more shareholders than any other company in the world. Compagnie Financière de Paribas owned 48% of the capital of Compagnie Bancaire.

1993: Privatisation of BNP

BNP's return to the private sector represented a new beginning. During the 1990s, new banking products and services were launched, the Bank expanded its presence in France and internationally, and prepared to reap the full benefits of the introduction of the euro. Privatisation also significantly boosted the Bank's profitability – in 1998, it led the French banking industry in terms of return on equity.

1998: Creation of Paribas

On 12 May 1998, the merger between Compagnie Financière de Paribas, Banque Paribas and Compagnie Bancaire was approved.

1999: A benchmark year for the Group

Following an unprecedented double tender offer and a stock market battle waged over six months, BNP was in a position to carry out a merger of equals with Paribas. For both groups, this was the most important event since their privatisation. At a time of economic globalisation, the merger created a leading player in the European banking sector, poised to compete on a global scale.

2000: Creation of BNP Paribas

Merger of BNP and Paribas on 23 May 2000.

Building on strong banking and financial services businesses, the new Group's objectives are to create value for shareholders, clients and employees by building the bank of the future and becoming a benchmark player in the global market.

ACTIVITY

2005 Review of operations

Consolidated results of the BNP Paribas Group

All growth rates and comparisons included in this report are based on the 2005 results prepared under IFRS as adopted by the European Union for 2005, and the 2004 results restated under IFRS as applicable in 2004.

The profit and loss account for 2004 is presented in accordance with IFRS, except IAS 32, IAS 39 and IFRS 4, hereafter referred to as "IFRS 2004".

Very solid growth in the business
(data excluding BNP Paribas Capital)
Net banking income: EUR 21.5 billion (up 13.3%)
Gross operating income: EUR 8.1 billion (up 17.1%)
Cost/income ratio: 62.2% (down 1.2 pts)
Substantial rise in profitability
Net income (Group share): EUR 5,852 million (up 18.5%)
After-tax ROE: 20.2% (up 2.5 pts)
Earnings per share: EUR 7.02 (up 19.6%)

Each of the Group's operational core businesses contributed to this powerful growth dynamic:

- **French Retail Banking** [1] grew the number of its individual customer accounts by 155,000. Its robust organic growth helped boost its revenues by 6.7% to EUR 5.45 billion.
- **International Retail Banking and Financial Services,** combining organic growth and acquisitions (especially in the US and Turkey), drove revenues up 19.2% to EUR 6.0 billion.
- With a record EUR 34.1 billion in net asset inflows, **Asset Management and Services** reaped the benefits of a positive business cycle and grew its revenues 17.2% to EUR 3.6 billion.
- **Corporate and Investment Banking** saw its customer revenues rise substantially and its net banking income jump 13.0% to EUR 6.4 billion.

In 2005, the global economy experienced another year of sustained growth with corporates remaining in buoyant financial health and equity markets in Europe and Asia rising sharply. BNP Paribas' substantial global expansion enabled it to take advantage of this positive business cycle and to post sharply higher revenues. The Group's net banking income rose 12.8% to EUR 21,854 million. Excluding BNP Paribas Capital [2], business expanded by 13.3%, resulting from a combination of vigorous organic growth and the accelerating effect of acquisitions.

At EUR 13,369 million, operating expenses and depreciation were up 11.0%. Gross operating income thus rose 15.8% to EUR 8,485 million and the cost/income ratio improved one point to 61.2%. Excluding BNP Paribas Capital, gross operating income rose 17.1% and the cost/income ratio improved 1.2 points to 62.2%.

Net additions to provisions (EUR 610 million) fell 10.9% and operating income rose sharply by 18.6%, to EUR 7,875 million.

Non-operating items contributed EUR 549 million, up 14.9% compared to 2004. The tax burden rose 21.2% to EUR 2,138 million and the share of minority interests was relatively stable, rising slightly by 4.3% to EUR 434 million.

(1) Figures include 100% of French Private Banking.
(2) Under IFRS, capital gains generated on non-consolidated investments, particularly in the area of Private Equity, are included in net banking income. As the capital gains recorded by BNP Paribas Capital vary significantly with each quarter, changes in net banking income and gross operating income and should be analysed excluding BNP Paribas Capital.

At EUR 5,852 million, net income jumped 18.5%. This takes into account a 30% increase in regulated profit-sharing. After-tax return on equity was 20.2%, while earnings per share came in at EUR 7.02, up 19.6%.

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**21,854**	**19,369**	**+12.8%**
Operating expenses and depr.	(13,369)	(12,043)	+11.0%
Gross operating income	**8,485**	**7,326**	**+15.8%**
Net additions to provisions	(610)	(685)	-10.9%
Operating income	**7,875**	**6,641**	**+18.6%**
Associated companies	352	407	-13.5%
Other non-operating items	197	71	nm
Non-operating items	**549**	**478**	**+14.9%**
Pre-tax income	**8,424**	**7,119**	**+18.3%**
Tax expense	(2,138)	(1,764)	+21.2%
Minority interests	(434)	(416)	+4.3%
Net income (Group share)	**5,852**	**4,939**	**+18.5%**
Cost/income ratio	**61.2%**	**62.2%**	**-1.0 pt**
ROE after tax	**20.2%**	**17.7%**	**+2.5 pts**

Allocation of capital

Revenue from the capital allocated to each division is included in the division's profit and loss account. The capital allocated to each division corresponds to the amount required to comply with international capital adequacy ratios and is based on 6% of risk-weighted assets. Additional capital is allocated to Private Banking, Asset Management and Cortal Consors, which is equal to 0.25% of assets under management. In Real Estate Services and Securities Services, additional capital is allocated in respect of operational risk. The capital allocated to the Private Equity business corresponds to a certain percentage of the net book value of investments. The percentage varies depending on the investment and is designed to reflect the actual risk. Capital allocated to the Insurance business corresponds to 100% of the solvency margin as determined according to insurance regulations.

Core business results

1- Retail Banking

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**11,250**	**9,961**	**+12.9%**
Operating expenses and depr.	(6,990)	(6,321)	+10.6%
Gross operating income	**4,260**	**3,640**	**+17.0%**
Net additions to provisions	(754)	(667)	+13.0%
Operating income	**3,506**	**2,973**	**+17.9%**
Associated companies	112	123	-8.9%
Other non-operating items	39	16	nm
Pre-tax income	**3,657**	**3,112**	**+17.5%**
Cost/income ratio	62.1%	63.5%	-1.4 pts
Allocated equity (EUR bn)	11.0	9.8	+11.7%
Pre-tax ROE	33%	32%	+1 pt

Figures include two-thirds of French Private Banking.

In 2005, the Retail Banking businesses stepped up their expansion and there was a solid improvement in profitability. Net banking income increased 12.9% to EUR 11,250 million, while gross operating income rose 17.0% to EUR 4,260 million. Pre-tax income came in 17.5% higher at EUR 3,657 million. Pre-tax return on allocated equity increased by 1 point to 33%.

French Retail Banking

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**5,451**	**5,109**	**+6.7%**
Incl. commissions	*2,262*	*2,175*	*+4.0%*
Incl. interest margin	*3,189*	*2,934*	*+8.7%*
Operating expenses and depr.	(3,699)	(3,546)	+4.3%
Gross operating income	**1,752**	**1,563**	**+12.1%**
Net additions to provisions	(194)	(222)	-12.6%
Operating income	**1,558**	**1,341**	**+16.2%**
Income attributable to AMS	(88)	(72)	+22.2%
Pre-tax income of French Retail Banking	**1,470**	**1,269**	**+15.8%**
Cost/income ratio	67.9%	69.4%	-1.4 pts
Allocated equity (EUR bn)	5.1	4.7	+9.1%
Pre-tax ROE	29%	27%	+2 pts

Figures include 100% of French Private Banking for lines NBI to operating income.

The net banking income of the French Retail Banking branch network [1] totalled EUR 5,451 million, up 6.7%. Net interest income increased by 8.7% to EUR 3,189 million, due to a 13.7% increase in the average volume of loans outstanding, while deposits increased by 5.0%.

(1) Figures include 100% of French Private Banking.

The increase was also partially due to a change in the method for calculating net interest income under IAS 39, applicable as of 1 January 2005. The growth in net interest income was nevertheless limited by a small contraction in the gross interest margin on loans (from 3.60% in 2004 to 3.45% in 2005), which was primarily due to (i) the above-mentioned proportionately greater increase in the average volume of loans outstanding that outpaced the increase in deposits, such that a lower percentage of loans were financed through deposits rather than through other higher-cost sources of funding, (ii) a strong increase in outstanding mortgage loans (up 20.9%) and corporate loans (up 10.3%) during 2005, both of which tend to be relatively low-margin categories, as a percentage of total loans. Movements in net additions to provisions related to the Group's home ownership savings plans and accounts, resulting from the application of IAS 32/39 for the first time in 2005, had no significant effect on the gross interest margin over the full year. Fees and commissions grew by 4.0% compared to 2004, due in particular to stronger volumes of stock market and financial transactions during 2005, while other fees remained close to their 2004 levels.

The overall increase in fees in the French Retail Banking branch network was therefore primarily due to the growth in the number of customers and in the volume of transactions conducted, rather than a change in pricing policy. BNP Paribas pursued its strategy of moderate pricing in French Retail Banking during 2005, maintaining its levels of charges on financial transactions broadly stable.

The sales and marketing drive targeting individual customers continued at a strong pace during 2005. Average outstanding loans to individual customers leapt 18.7% compared to 2004, a rate that outpaced the market. The increase was due in particular to a strong rise in outstanding mortgages (up 20.9%) and a jump in outstanding consumer loans (up 7.8%), fuelled by the relatively low interest rate environment, as well as the generally favourable economic conditions that prevailed in 2005. Life insurance assets gathered leapt 13.8% compared to 2004, a rate that outperformed the market average of 11%, while medium- and long-term mutual fund assets gathered rose by 11.8% compared to 2004. The number of individual checking and deposit accounts grew by 155,000 during 2005, compared to an increase of 128,000 during 2004.

For the corporate clientele, especially small- and medium-sized companies, the French Retail Banking's Business Centres focused strongly on business development, contributing to a 10.3% rise in outstanding corporate loans in 2005. The French Retail Banking branch network intensified the cross-selling of products, working closely with the other core businesses: Corporate Finance services, interest and exchange rate hedging products, equipment leasing and corporate car fleet management services.

The rise in operating expenses and depreciation, up 4.3% year-on-year, includes the cost of a new plan to facilitate employees' professional reorientation (EUR 40 million) covering 2006 and 2007. Gross operating income rose 12.1% to EUR 1,752 million and the cost/income ratio improved 1.4 points to 67.9%.

Net additions to provisions decreased by 12.6% to EUR 194 million, in spite of the new, more stringent way of computing credit-related provisions under IAS 39 applicable from 1 January 2005. This decrease was due mainly to the generally improved financial condition of the Group's corporate customers in particular. Accordingly, operating income rose by 16.2% to EUR 1,558 million.

After sharing French Private Banking's income with AMS, French Retail Banking posted EUR 1,470 million in annual pre-tax income, up 15.8%.

Pre-tax return on allocated equity edged up two points to 29%.

International Retail Banking and Financial Services

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**5,980**	**5,016**	**+19.2%**
Operating expenses and depr.	(3,385)	(2,867)	+18.1%
Gross operating income	**2,595**	**2,149**	**+20.8%**
Net additions to provisions	(559)	(445)	+25.6%
Operating income	**2,036**	**1,704**	**+19.5%**
Associated companies	112	123	-8.9%
Other non-operating items	39	16	nm
Pre-tax income	**2,187**	**1,843**	**+18.7%**
Cost/income ratio	56.6%	57.2%	-0.6 pt
Allocated equity (EUR bn)	5.8	5.1	+14.2%
Pre-tax ROE	37%	36%	+1 pt

Net banking income reported by the International Retail Banking and Financial Services business rose by 19.2% to EUR 5,980 million in 2005, boosted by an increase in revenues across all business segments: 20.5% at BancWest, 20.0% at Cetelem, 9.2% for other retail financial services and 29.2% for Emerging and Overseas Markets. These increases were in turn primarily due to sustained organic growth, as well as the consolidation of Community First Bankshares and Union Safe Deposit Bank within BancWest as of 1 November 2004, the proportional consolidation of Cofinoga within Cetelem as of 1 October 2005, and the proportional consolidation of Turk Ekonomi Bankasi within Emerging and Overseas Markets. Organic growth was also bolstered by new branch openings in the western US and in the Mediterranean region.

At EUR 3,385 million, operating expenses and depreciation were up 18.1% and gross operating income rose 20.8% to EUR 2,595 million. The cost/income ratio thus improved a further 0.6 point to 56.6%.

Net additions to provisions increased by 25.6% to EUR 559 million, given the new, more stringent way of computing credit-related provisions under IAS 39. Operating income leapt 19.5% to EUR 2,036 million. Pre-tax income also increased sharply by 18.7% to EUR 2,187 million, and pre-tax return on allocated equity moved up one point to 37%.

BancWest

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**1,877**	**1,558**	**+20.5%**
Operating expenses and depr.	(937)	(768)	+22.0%
Gross operating income	**940**	**790**	**+19.0%**
Net additions to provisions	(32)	(39)	-17.9%
Operating income	**908**	**751**	**+20.9%**
Associated companies	0	0	nm
Other non-operating items	0	0	nm
Pre-tax income	**908**	**751**	**+20.9%**
Cost/income ratio	49.9%	49.3%	+0.6 pt
Allocated equity (EUR bn)	2.0	1.6	+23.4%
Pre-tax ROE	46%	47%	-1 pt

BancWest pursued its sales and marketing drive during 2005. At constant scope, loans to consumers increased by 11.1% compared to 2004 and deposits increased by 9.1%.
With the successful mergers of Community First Bankshares and Union Safe Deposit Bank in 2004, as well as Commercial Federal Bank in December 2005, BancWest's net banking income for the year climbed 20.5% to EUR 1,877 million. The 33 base point erosion of the interest margin rate is due to the continued flattening of the yield curve.

Operating expenses and depreciation included EUR 49 million in one-off costs related to the end-of-the-year integration of Commercial Federal Bank. Net additions to provisions were reduced to EUR 32 million, down 17.9%. The ratio of non-performing loans to total outstanding loans, leases and foreclosed properties remained relatively stable at 0.51% at 31 December 2005 (compared to 0.45% one year earlier), with the slight increase being due primarily to the integration of Commercial Federal Bank.

At EUR 908 million, pre-tax income jumped 20.9%.

Cetelem

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**2,015**	**1,679**	**+20.0%**
Operating expenses and depr.	(1,070)	(888)	+20.4%
Gross operating income	**945**	**791**	**+19.5%**
Net additions to provisions	(453)	(387)	+17.1%
Operating income	**492**	**404**	**+21.8%**
Associated companies	108	119	-9.2%
Other non-operating items	30	6	nm
Pre-tax income	**630**	**529**	**+19.1%**
Cost/income ratio	53.1%	52.9%	+0.2 pt
Allocated equity (EUR bn)	1.6	1.5	+7.1%
Pre-tax ROE	38%	35%	+3 pts

During 2005, **Cetelem** pursued its expansion within France, acquiring joint control over LaSer-Cofinoga during the fourth quarter. Cetelem also continued to enjoy strong growth outside of France. Outstanding loans under management increased to EUR 47.4 billion at the end of 2005 (including LaSer-Confinoga outstandings), of which 57% were located in France. Excluding loans held by LaSer-Cofinoga, total outstanding loans under management increased by 9.9%, predominantly due to growth outside of France. Cetelem's net banking income increased by 20.0% to EUR 2,015 million. Net additions to provisions increased by 17.1%, largely due to the new, more stringent way of computing credit-related provisions under IAS 39. Pre-tax income rose strongly by 19.1% to EUR 630 million.

UCB took full advantage of buoyant real estate markets, especially in France and Italy. Outstandings were up 38.9% during 2005, including Abbey National France, consolidated in the Group's accounts in 2005. Outstanding loans outside of France constituted 45% of the total and increased by 40.8% compared to 2004, while outstanding loans in France increased by 37.5%.
BNP Paribas Lease Group continued its robust organic growth in Europe with excellent profitability showings. BNP Paribas Lease Group's outstanding leases in France dipped 2.8% compared to 2004, while outstanding leases outside of France increased by 13.8%. **Arval** got its growth figures back on track, with outstandings up 17.5% for the year, and is opening subsidiaries in Brazil, Russia, Turkey, and Ukraine. Its financed vehicle fleet increased by 8.3% compared to 2004. In total, these three major retail financial services subsidiaries generated EUR 1,310 million in net banking income, up 11.3% compared to 2004, and pre-tax income totalling EUR 456 million (up 20.3%).

The Retail Banking businesses in **Emerging Markets** enjoyed a vigorous growth dynamic. 70 branches were opened in 2005 and synergies were achieved with the Group's

other business lines (private banking, specialised financial services, export financing, etc.). This, combined with value-creating acquisitions, especially in Turkey, drove fast-paced growth in net banking income, lifting it by 29.2% year-on-year to EUR 766 million.

This growth dynamic will continue in 2006 with a move into far eastern Europe. The acquisition of a 51% stake in UkrSibbank is currently underway in Ukraine and an organic business growth plan has just been launched in Russia.

Pre-tax income in Emerging Markets (EUR 268 million) soared 47.3% compared to 2004.

2 - Asset Management and Services

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**3,552**	**3,032**	**+17.2%**
Operating expenses and depr.	(2,331)	(1,975)	+18.0%
Gross operating income	**1,221**	**1,057**	**+15.5%**
Net additions to provisions	(8)	(6)	nm
Operating income	**1,213**	**1,051**	**+15.4%**
Associated companies	1	4	nm
Other non-operating items	52	7	nm
Pre-tax income	**1,266**	**1,062**	**+19.2%**
Cost/income ratio	65.6%	65.1%	+0.5 pt
Allocated equity (EUR bn)	3.8	3.3	+16.6%
Pre-tax ROE	33%	32%	+1 pt

The Asset Management and Services core business enjoyed robust growth: net banking income (EUR 3,552 million) rose 17.2% compared to 2004, with a record EUR 34.1 billion in net assets gathered (compared to EUR 14.2 billion in 2004), bringing assets under management to EUR 429.7 billion (compared to EUR 343.1 billion at 31 December 2004). All the business lines contributed to this dynamic growth: Wealth and Asset Management grew its net banking income 15.7%, Insurance 18.5% and Securities Services 19.0%.

Operating expenses and depreciation rose 18.0% to EUR 2,331 million, due to the high level of investments in the business. Gross operating income rose 15.5% to EUR 1,221 million, while pre-tax income totalled EUR 1,266 million, up 19.2%. The AMS core business recorded a one-off non-operating gain of EUR 52 million in its Insurance business line.

For 2005 as a whole, AMS's return on equity was 33%, up one point compared to 2004.

The value of total assets under the Group's management (including those resulting from cross-selling between the business lines within AMS) rose by 25.2% to EUR 429.7 billion as of 31 December 2005, or an increase of EUR 86.6 billion compared to 31 December 2004. This sharp rise reflects the very high level of net new inflows of EUR 34.1 billion across all the core business lines during 2005, which is more than double the amount of inflows recorded in 2004 (EUR 14.2 billion). This represents an annualised inflow rate of 9.9% of total assets under management. Also contributing to the strong rise was a EUR 52.5 billion increase in asset values linked primarily to higher equity prices.

Wealth and Asset Management

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**1,810**	**1,565**	**+15.7%**
Operating expenses and depr.	(1,270)	(1,095)	+16.0%
Gross operating income	**540**	**470**	**+14.9%**
Net additions to provisions	0	(2)	nm
Operating income	**540**	**468**	**+15.4%**
Associated companies	1	4	-75.0%
Other non-operating items	0	7	nm
Pre-tax income	**541**	**479**	**+12.9%**
Cost/income ratio	70.2%	70.0%	+0.2 pt
Allocated equity (EUR bn)	1.1	1.0	+10.4%

The **Wealth and Asset Management** business unit conducted extensive sales and marketing efforts during 2005 and benefited from rising equity and real estate markets. Net banking income increased by 15.7% year-on-year to EUR 1,810 million, due to strong performances across all business lines. Operating expenses and depreciation increased at a slightly slower rate year-on-year, at 16.0%, and hence gross operating income jumped 14.9% to EUR 540 million. Pre-tax income recorded by the Wealth and Asset Management business grew by 12.9% to EUR 541 million. The margin on assets under management rose slightly in 2005, linked primarily to increases in sales of structured and alternative instruments, which tend to be relatively higher-margin.

In its awards for 2005, *Euromoney* magazine rated BNP Paribas Private Banking the leading private bank in France, the 3rd in Europe overall and the 7th in Asia and Latin America. In addition, the Asset Management, Cortal Consors and Real Estate Services business lines all grew their businesses and revenues significantly in 2005.

Private Banking and Cortal Consors recorded strong organic growth during 2005, with total assets under management rising by 23.5%, from EUR 117.2 billion at 31 December 2004 to EUR 144.8 billion one year later. Over the same period, BNP Paribas Asset Management's total assets under management rose by 30.9%, from EUR 147.4 billion to EUR 193.0 billion.

Insurance

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**1,017**	**858**	**+18.5%**
Operating expenses and depr.	(481)	(396)	+21.5%
Gross operating income	**536**	**462**	**+16.0%**
Net additions to provisions	(8)	(4)	nm
Operating income	**528**	**458**	**+15.3%**
Associated companies	0	0	nm
Other non-operating items	52	0	*nm*
Pre-tax income	**580**	**458**	**+26.6%**
Cost/income ratio	47.3%	46.2%	+1.1 pts
Allocated equity (EUR bn)	2.3	2.0	+13.8%

The **Insurance** business line maintained its sales and marketing momentum in 2005, which translated into a solid increase in gross asset inflows, both within and outside France. In France, gross personal savings inflows totalled EUR 8.2 billion in 2005. Unit-linked insurance products accounted for one-third of gross personal savings inflows, outpacing the market average of 22.5% *(as reported by the French Federation of Insurers)*. Outside France, gross asset inflows totalled EUR 3.5 billion, an increase of 19% compared to 2004. Net banking income of the Insurance business line increased 18.5% year-on-year to EUR 1,017 million, while gross operating income rose 16.0% to EUR 536 million. Pre-tax income jumped 26.6% to EUR 580 million.

At 31 December 2005, total assets under management by the Insurance business amounted to EUR 91.9 billion, an increase of 17.1% compared to 31 December 2004. Gross premiums were up 7.0% on 2005, at EUR 11.5 billion. Total technical reserves increased by 15.1% from 1 January 2005.

Securities Services

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**725**	**609**	**+19.0%**
Operating expenses and depr.	(580)	(484)	+19.8%
Gross operating income	**145**	**125**	**+16.0%**
Net additions to provisions	0	0	nm
Operating income	**145**	**125**	**+16.8%**
Associated companies	0	0	nm
Other non-operating items	0	0	*nm*
Pre-tax income	**145**	**125**	**+16.0%**
Cost/income ratio	80.0%	79.5%	+0.5 pt
Allocated equity (EUR bn)	0.5	0.3	+55.4%

The **Securities Services** business line pursued its development, with the value of assets under custody increasing 24% to EUR 3,058 billion at 31 December 2005. Assets under administration grew even more quickly, reaching EUR 520 billion at 31 December 2005, compared to EUR 299 billion at 31 December 2004. BNP Paribas was named "Fund Administrator of the Year" by *Funds Europe* magazine (November 2005). In a market where the number of transactions was again on the rise (up 16.0%), BNP Paribas Securities Services grew its pre-tax income by 16.0% to EUR 145 million.

3 - Corporate and Investment Banking

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**6,422**	**5,684**	**+13.0%**
Operating expenses and depr.	(3,711)	(3,361)	+10.4%
Gross operating income	**2,711**	**2,323**	**+16.7%**
Net additions to provisions	130	(58)	nm
Operating income	**2,841**	**2,265**	**+25.4%**
Associated companies	3	(6)	nm
Other items	46	58	-20.7%
Pre-tax income	**2,890**	**2,317**	**+24.7%**
Cost/income ratio	57.8%	59.1%	-1.3 pts
Allocated equity (EUR bn)	9.1	7.5	+21.6%
Pre-tax ROE	32%	31%	+1 pt

The results posted by **Corporate and Investment Banking** confirmed the pertinence of its business model. It continued its vigorous organic growth based on a powerful combination of a far-reaching global organisation and a wide, well-balanced product range.

BNP Paribas is a major player in Corporate and Investment Banking in Europe where the Group once again in 2005 ranked among the best [1]: no. 3 for euro-denominated bonds, no. 5 for arranging leveraged loans, and no. 10 for mergers and acquisitions. In addition to its leading positions in Europe, it has four global franchises that also have a strong presence in the United States and Japan. These franchises include derivatives, in which the Group has recognised expertise (BNP Paribas was named "Global Interest Rate Derivatives House of the Year" by *Risk* magazine and BNP Paribas Derivatives was named "House of the Year" by *Asia Risk* for Japan). They also include, in the area of value-added financing, energy and commodities ("Best Commodity Bank" [2]), project financing ("Best Project Finance House" [3]) and syndicated loans (no. 5 worldwide [1]). Lastly, in regions with strong potential - Greater China, Brazil and Russia - where Corporate and Investment Banking already has a substantial presence, BNP Paribas is developing its sources of growth.

In 2005, the Corporate and Investment Banking business' net banking income rose 13.0% to EUR 6,422 million. This growth was driven by the financing business lines (up 17.8%) as well as the capital markets businesses (up 9.7%), and was anchored in sustained sales and marketing efforts undertaken without increasing the value at risk of the capital market businesses.

(1) Source: Thomson Financial *(planned M&A transactions).*
(2) Source: Trade Finance Magazine.
(3) Source: Euromoney.

Operating expenses and depreciation rose by just 10.4% to EUR 3,711 million, while the cost/income ratio, at 57.8%, remains one of the best of the global financial services groups for this business. Gross operating income thus jumped 16.7% to EUR 2,711 million.

Provisioning requirements, which remained limited throughout 2005, were on the whole lower than the write-backs recorded during the first half of the year, reflecting the improved financial condition of corporate clients around the world. This exceptional situation resulted in operating income rising a sharp 25.4% to EUR 2,841 million, EUR 130 million higher than gross operating income.

Pre-tax net income totalled EUR 2,890 million, up 24.7% compared to 2004. Pre-tax return on allocated equity progressed one point to 32%.

Advisory and Capital Markets

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**3,722**	**3,392**	**+9.7%**
Operating expenses and depr.	(2,577)	(2,340)	+10.1%
Gross operating income	**1,145**	**1,052**	**+8.8%**
Net additions to provisions	(1)	(9)	nm
Operating income	**1,144**	**1,043**	**+9.7%**
Associated companies	3	(6)	nm
Other non-operating items	23	36	-36.1%
Pre-tax income	**1,170**	**1,073**	**+9.0%**
Cost/income ratio	69.2%	69.0%	+0.2 pt
Allocated equity (EUR bn)	3.0	2.8	+9.9%

Net banking income of the **Advisory and Capital Markets** business increased 9.7% to EUR 3,722 million, due in particular to the strong revenues recorded by the Equity Derivatives business. This was partially offset by a decline in revenues from the Fixed Income business, though the proportion of such revenues coming from the Bank's customers increased.

The results posted by Advisory and Capital Markets businesses were achieved without increasing their risk exposure: value at risk (99%, one day interval VaR) remained below EUR 24 million in 2005.

Financing Businesses

In millions of euros	2005	2004 IFRS 2004	2005/2004 IFRS 2004
Net banking income	**2,700**	**2,292**	**+17.8%**
Operating expenses and depr.	(1,134)	(1,021)	+11.1%
Gross operating income	**1,566**	**1,271**	**+23.2%**
Net additions to provisions	131	(49)	nm
Operating income	**1,697**	**1,222**	**+38.9%**
Associated companies	0	0	nm
Other non-operating items	23	22	+4.5%
Pre-tax income	**1,720**	**1,244**	**+38.3%**
Cost/income ratio	42.0%	44.5%	-2.5 pts
Allocated equity (EUR bn)	6.0	4.7	+28.4%

Net banking income of the **Financing Businesses** (Structured Finance, Energy Commodities Export and Project) increased 17.8% to EUR 2,700 million. Business and revenues remained at a very high level, with growth linked to a 28.4% increase in assets. The ratio of net banking income to risk-weighted assets for 2005, at 2.7% (a slight decline compared to 2004 due to a fall in margins), was within the usual fluctuation range of past years.

There was a net write-back of provisions recorded in 2005: the need for new specific provisions was on the whole lower than the write-backs recorded during the first quarters of the year.

BNP Paribas Capital

In millions of euros	2005	2004 IFRS 2004
Net banking income	**384**	**417**
Operating expenses and depr.	(23)	(31)
Gross operating income	**361**	**386**
Net additions to provisions	(3)	0
Operating income	**358**	**386**
Associated companies	127	190
Other non-operating items	59	82
Pre-tax income	**544**	**658**
Allocated equity (EUR bn)	1.1	1.1

BNP Paribas Capital's pre-tax net income decreased by 17.3% compared to 2004, to EUR 544 million. The Group continued to pursue its strategy of divesting its directly held equity investments in 2005, and sold its remaining interest in Eiffage, as well as its interest in Carbone Lorraine, during the first part of the year. On the other hand, the Group acquired a stake in Motier, the holding company of the Galeries Lafayette Group. In total, net divestments came to EUR 0.3 billion in 2005.

Due to an increase in the estimated value of many of the Group's portfolio investments, the portfolio's estimated market value rose from EUR 3.8 billion to EUR 4.4 billion in 2005. As of 31 December 2005, unrealised capital gains came to EUR 1.6 billion, compared to EUR 1.3 billion at 1 January 2005.

BALANCE SHEET

ASSETS

General. At 31 December 2005, consolidated assets of the Group amounted to EUR 1,258.1 billion, up 25.5% from EUR 1,002.5 billion at 1 January 2005. The main components of the Group's assets were financial assets at fair value through profit or loss, loans and receivables due from customers, available-for-sale financial assets, loans and receivables due from credit institutions and accrued income and other assets, which together accounted for 95.8% of assets versus 93.9% at 1 January 2005. The 25.5% increase in total assets was boosted by an increase in most of the Group's asset categories. In particular, financial assets at fair value through profit or loss increased by 29.8%, loans and receivables due from customers by 23.3% and available-for-sale financial assets by 22.3%. Also contributing to the 25.5% increase in total assets was a 9.8% increase in loans and receivables due from credit institutions and a 58.1% increase in accrued income and other assets compared with 1 January 2005. The increase in total assets was slightly offset, however, by a 40.9% decrease in held-to-maturity financial assets.

Financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss consist of (i) financial assets (including derivatives) held for trading purposes (i.e., trading book assets), and (ii) financial assets that the Group has opted to record and measure at fair value through profit or loss at the time of acquisition or issue. Trading book assets include proprietary securities transactions, repurchase agreements and derivative instruments contracted for position management purposes. Assets designated by the Group as fair value through profit or loss include admissible investments related to unit-linked insurance business, and to a lesser extent assets with embedded derivatives that have not been separated from the host contract. Specifically, financial assets at fair value through profit or loss break down into the following categories within the balance sheet: (i) negotiable debt instruments, (ii) bonds, (iii) equities and other variable-income securities, (iv) repurchase agreements, (v) a certain amount of loans to credit institutions, individuals and corporate customers and (vi) trading book forward financial instruments. These assets are marked to fair value at each balance sheet date.

Total financial assets at fair value through profit or loss amounted to EUR 700.5 billion at 31 December 2005, an increase of 29.8% compared with 1 January 2005 (EUR 539.5 billion). The increase was primarily driven by solid capital markets activity during 2005. Repurchase agreements increased by 21.1% to EUR 200.1 billion at 31 December 2005, while bonds and negotiable certificates of deposit increased by 37.2% to EUR 190.4 billion in 2005. The increase in bonds was driven mainly by an increase in government bonds (up 93.7%). Equities and other variable-income securities advanced 30.5% to EUR 118.3 billion. In addition, trading book forward financial instruments increased by 32.0% to EUR 190.5 billion, corresponding primarily to an increase in the amount of equity derivative products.

Loans and receivables due from customers. Loans and receivables due from customers consist of (i) demand accounts, (ii) loans to customers, (iii) repurchase agreements and (iv) finance leases.

Loans and receivables due from customers (net of impairment provisions) amounted to EUR 301.2 billion, up 23.3% from EUR 244.2 billion at 1 January 2005. The growth was primarily driven by a 25.8% increase in loans and receivables due from customers, to EUR 273.3 billion, and also reflects an 8.5% increase in demand accounts, from EUR 18.9 billion at 1 January 2005 to EUR 20.5 billion at 31 December 2005. This was partially offset by a decrease in repurchase agreements, from EUR 2.6 billion at 1 January 2005 to EUR 0.7 billion at 31 December 2005, and a 5.6% increase in finance leases to EUR 17.1 billion at 31 December 2005. These changes were in turn due to an environment generally characterised by stronger demand for credit (in particular personal loans and corporate loans). Impairment provisions remained relatively stable, decreasing from EUR 10.7 billion at 1 January 2005 to EUR 10.5 billion at 31 December 2005.

Available-for-sale financial assets. Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "financial assets at fair value through profit or loss" or "held-to-maturity financial assets". These assets are marked to fair value at each balance sheet date.

Available-for-sale financial assets (net of impairment provisions) amounted to EUR 92.7 billion at 31 December 2005, up 22.3% on 1 January 2005. The growth was primarily driven by a 29.9% increase in bonds, to EUR 62.6 billion, which was in turn due primarily to increased volumes of such items, in particular government bonds. The amount of equities and other variable-income securities increased by 28.5%, to EUR 16.3 billion at 31 December 2005, primarily due to increased volumes as well as higher equity prices. These increases were slightly offset by a 15.3% decrease in negotiable certificates of deposit, from EUR 7.0 billion at 1 January 2005 to EUR 5.9 billion at 31 December 2005, mainly due to a slight fall-off in volumes.

Impairment provisions related to available-for-sale financial assets remained relatively stable, falling EUR 0.2 billion, from EUR 1.6 billion at 1 January 2005 to EUR 1.4 billion at 31 December 2005. The Group deducts provisions related to available-for-sale financial assets from the carrying value of relevant assets at each balance sheet date. Finally, net unrealised gains on available-for-sale financial assets grew 49.1% to EUR 8.4 billion at 31 December 2005.

Held-to-maturity financial assets. Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and the ability to hold until maturity, and are recorded in the balance sheet at amortised cost using the effective interest method. Specifically, held-to-maturity financial assets break down into the following categories within the balance sheet: (i) negotiable certificates of deposit, and (ii) bonds.

Total held-to-maturity financial assets decreased by 40.9%, to EUR 15.4 billion at 31 December 2005 from EUR 26.1 billion at 1 January 2005, due to a low level of renewal of the assets held within the other negotiable certificates of deposit portfolios and government bond portfolios during 2005.

Accrued income and other assets. Accrued income and other assets consist of (i) guarantee deposits and guarantees paid, (ii) settlement accounts related to securities transactions, (iii) collection accounts, (iv) reinsurers' share of technical reserves, (v) accrued income and prepaid expenses and (vi) other debtors and miscellaneous assets.

Accrued income and other assets amounted to EUR 65.3 billion at 31 December 2005, up 58.1% from EUR 41.3 billion at 1 January 2005. The increase was mainly due to a 65.1% rise in settlement accounts related to securities transactions, cash deposits linked to securities lending and borrowing transactions, and other debtors and miscellaneous assets. This rise was principally connected to an upturn in settlement accounts related to securities transactions (which record the consideration related to cash transactions for the purchase or sale of securities).

Liabilities (excluding shareholders' equity)

General. At 31 December 2005, consolidated liabilities of the Group (excluding shareholders' equity) amounted to EUR 1,212.1 billion, up 25.6% from EUR 965.4 billion at 1 January 2005. The main components of the Group's liabilities at 31 December 2005 were financial liabilities at fair value through profit or loss, liabilities due to credit institutions, liabilities due to customers, debt securities, technical reserves of insurance companies and accrued expenses and other liabilities, which together accounted for 97.9% of liabilities. The 25.6% increase in total liabilities resulted from an increase in most of the Group's liability categories. In particular, financial liabilities at fair value through profit and loss increased by 33.6%, liabilities due to credit institutions were up 18.7%, and liabilities due to customers advanced 17.0%. Also contributing to the increase was a 42.2% rise in accrued expenses and other liabilities, an 18.6% increase in technical reserves of insurance companies and a 9.1% increase in debt securities.

Financial liabilities at fair value through profit or loss. Trading book liabilities comprise securities borrowing and short selling transactions, repurchase agreements and derivative instruments contracted for position management purposes. Liabilities designated by the Group at fair value through profit or loss mainly comprise issues originated and structured on behalf of customers, where the risk exposure is managed in combination with the hedging strategy. These types of issues contain significant embedded derivatives, changes in the value of which are cancelled out by changes in the value of the hedging instrument. Specifically, financial liabilities at fair value through profit or loss break down into the following categories within the balance sheet: (i) borrowed securities and short selling instruments, (ii) repurchase agreements, (iii) borrowings from credit institutions and corporate customers, (iv) debt securities and (v) trading book financial instruments.

Total financial liabilities at fair value through profit or loss increased 33.6%, from EUR 457.1 billion at 1 January 2005 to EUR 610.7 billion at 31 December 2005. The increase was primarily due to a 51.7% increase in borrowed securities and short selling instruments, to EUR 137.4 billion at 31 December 2005 from 90.5 billion at 1 January 2005, a 34.3% increase in debt securities, to EUR 42.9 billion from EUR 31.9 billion at 1 January 2005, a 21.9% increase in repurchase agreements, to EUR 222.3 billion from EUR 182.3 billion at 1 January 2005, and a 36.5% increase in trading book forward financial instruments, in particular equity derivatives, to EUR 206.4 billion. The increases in these various categories were in turn linked primarily to marking to market gains.

Liabilities due to credit institutions. Liabilities due to credit institutions consist of (i) borrowings and (ii) to a lesser extent, demand accounts and repurchase agreements.
Liabilities due to credit institutions increased 18.7%, from EUR 100.2 billion at 1 January 2005 to EUR 118.9 billion at 31 December 2005. The increase was primarily attributable to a 16.9% increase in borrowings, to EUR 100.3 billion, and a 27.9% rise in repurchase agreements, to EUR 12.7 billion.

Liabilities due to customers. Liabilities due to customers consist of (i) demand deposits, (ii) term accounts and regulated savings accounts, and, to a lesser extent, (iii) retail certificates of deposit and repurchase agreements.
Liabilities due to customers totalled EUR 247.5 billion at 31 December 2005, an increase of 17.0% as compared with EUR 211.5 billion at 1 January 2005. The increase was primarily driven by a 22.1% rise in demand deposits to EUR 102.9 billion at 31 December 2005, a 17.2% rise in term accounts, and a 39.4% rise in retail certificates of deposit, which were in turn largely due to organic growth in customer accounts. Also contributing to the increase was a 4.0% increase in regulated savings accounts, to EUR 41.3 billion at 31 December 2005.

Debt securities. This line item consists of (i) negotiable certificates of deposit, and (ii) bond issues. It does not include debt securities that fall within the category "financial liabilities at fair value through profit or loss" (see note 6.b to the consolidated financial statements).
Debt securities increased 9.1%, from EUR 77.6 billion at 1 January 2005 to EUR 84.6 billion at 31 December 2005. This was primarily attributable to a 39.9% rise in outstanding bonds, largely due to organic growth, to EUR 16.1 billion. Negotiable certificates of deposit also increased by 3.7%, from EUR 66.0 billion at 1 January 2005 to EUR 68.5 billion at 31 December 2005.

Subordinated debt. Subordinated debt increased 28.1%, from EUR 13.0 billion at 1 January 2005 to EUR 16.7 billion at 31 December 2005. The increase was primarily attributable to a 32.0% rise in redeemable subordinated debt, from EUR 11.2 billion at 1 January 2005 to EUR 14.8 billion at 31 December 2005, relating to new debt issuances by the Group.

Technical reserves of insurance companies.
Technical reserves of insurance companies increased 18.6%, from EUR 64.5 billion at 1 January 2005 to EUR 76.5 billion at 31 December 2005. The increase was primarily attributable to a rise in technical reserves on life insurance policies.

Accrued expenses and other liabilities. Accrued expenses and other liabilities consist of (i) guarantee deposits received, (ii) settlement accounts related to securities transactions, (iii) collection accounts, (iv) accrued expenses and deferred income and (v) other creditors and miscellaneous liabilities.
Accrued expenses and other liabilities increased 42.2%, from EUR 34.1 billion at 1 January 2005 to EUR 48.4 billion at 31 December 2005. This increase resulted primarily from a 78.6% increase in guarantee deposits received, to EUR 11.2 billion at 31 December 2005, and an increase in settlement accounts related to securities transactions, to EUR 15.3 billion at the same date. These increases were partially offset by a decrease in collection accounts, accrued expenses and deferred income, from EUR 8.3 billion at 1 January 2005 to EUR 3.5 billion at 31 December 2005.

Minority interests. Minority interests increased by 9.6% to EUR 5.3 billion at 31 December 2005. Minority interests in the Group's net income, which amounted to EUR 0.4 billion for the year ended 31 December 2005, were partially offset by the EUR 0.2 billion of 2004 net income set aside for dividend distribution.

Shareholders' equity

Consolidated shareholders' equity of the BNP Paribas Group, before minority interests and dividend payments, totalled EUR 40.7 billion at 31 December 2005, an increase of 26.0%. This increase corresponds essentially to EUR 5.9 billion in net income for 2005, as well as issuances of preference shares during 2005 totalling EUR 2.4 billion.
In addition, the increase in net unrealised gains on available-for-sale financial assets and financial instruments affecting equity contributed EUR 1.3 billion to shareholders' equity at 31 December 2005.
These increases were partially offset by payment of dividends with respect to the 2004 fiscal year in the amount of EUR 1.7 billion. Finally, the effect of movement in exchange rates contributed EUR 0.5 billion to shareholders' equity at 31 December 2005.

Off-balance sheet items

Financing commitments

Financing commitments given primarily consist of documentary letters of credit and other confirmed letters of credit.
Total financing commitments given increased by 25.6% to EUR 209.7 billion at 31 December 2005, compared to EUR 166.9 billion at 1 January 2005. The increase was primarily attributable to a rise in financing commitments given to customers, in particular individuals, to EUR 191.5 billion at 31 December 2005 (compared to EUR 149.1 billion at 1 January).
Financing commitments given to credit institutions are up a slight 2.0% compared to 1 January 2005.
Financing commitments received primarily consist of standby commitments. Total financing commitments received increased by 51.3% to EUR 55.7 billion at 31 December 2005, compared to EUR 36.8 billion at 31 December 2004. This was due to a 69.3% rise in financing commitments received from credit institutions, from EUR 32.4 billion at 1 January 2005 to EUR 54.9 billion at 31 December 2005, partially offset by a decrease in financing commitments received from customers, from EUR 4.4 billion at 1 January 2005 to EUR 0.8 billion at 31 December 2005.

Guarantee commitments

Financial instruments received as guarantees increased by 41.9% to EUR 15.8 billion at 31 December 2005, while financial instruments given as guarantees increased by 10.6% to EUR 29.7 billion. Total guarantee commitments given at 31 December 2005 amounted to EUR 67.2 billion, compared to EUR 55.2 billion at 1 January 2005, representing an increase of 21.7%. The rise was primarily the result of a 21.3% increase in guarantee commitments given to customers, to EUR 58.7 billion at 31 December 2005.

For further information concerning the Group's off-balance sheet financing and guarantee commitments, see note 7 to the consolidated financial statements.

Outlook

For 2006, the priorities for French Retail Banking are:

- continuing to improve the satisfaction of individual customers, by making full use of the multi-channel retail banking organisation; growing the number of customers that use internet banking services, increasing contacts with customers, continuing the "reception and service" branch renovation programmes;
- increasing relations with corporate customers and expanding the cross-selling of all the Group's products and services;
- maintaining the moderate pricing strategy;
- pursuing back office productivity gains.

The goal of the core business is to achieve an increase of at least 4.5% in net banking income in 2006, while maintaining a differential of at least one point between net banking income growth and growth in operating expenses and depreciation.

In 2006, International Retail Banking and Financial Services will implement an ambitious strategy combining sustained organic growth and selective growth through acquisitions.
It will focus on:

- stepping up the pace of expansion in emerging markets with strong growth potential by increasing the number of branch openings in far eastern Europe and around the Mediterranean Basin, and taking full advantage of the synergies with the Group's product platforms;
- continuing to grow BancWest by expanding its branch network and product offering;
- developing new sources of growth for Cetelem through partnership alliance agreements and by moving into promising markets (i.e., Russia, China);
- taking advantage of acquisition-generated cost savings.

In 2006, the Asset Management and Services core business, a powerful and innovative platform, will endeavour to take full advantage of its growth drivers. It will capitalise on its innovative approach and excellent products (open-ended funds, alternative and structured investment products, real estate-based investment funds, etc.). The business will step up its expansion throughout Europe, especially in multi-management services through FundQuest, in real estate services and in securities services. In addition, Cortal Consors will pursue its growth in Germany. Lastly, the core business will seek to step up the pace of its growth outside of Europe: in the Middle East, Asia and Latin America, particularly in the Insurance business.

After making substantial investments in 2005, AMS will strive to create a positive divergence between net banking income growth and growth in operating expenses and depreciation.

In 2006, the Corporate and Investment Banking business will continue to consolidate its franchises and its competitive position. It will strive to step up the expansion of its capital markets business lines, specifically by further bolstering the teams working in the derivatives businesses and increasing cross-selling with the customers of the specialised financing business lines. The core business will endeavour to strengthen its positions in priority regions, especially in Europe with a focus on mid-caps, and in the United States, where it will forge ahead with the selective growth effort already under way. It also plans to make Asia a genuine core market. The business' goal is to maintain one of the industry's best cost/income ratios. Emphasis will also be placed on increasing the productivity of capital employed.

The share of Private Equity in the Group's revenues is expected to continue on a downward trend, in accordance with the strategy for this business, which has been implemented for a number of years now.

Recent events

Products and services

BNP Paribas regularly offers its customers new products and services. More information is available from press releases on the Group's website at www.invest.bnpparibas.com.

Growth through acquisitions and partnerships

23 January 2006: Arval enters the Russian market

Arval, the BNP Paribas Group company specialising in the long-term leasing of multi-brand corporate vehicles, has opened a Russian subsidiary based in Moscow. Arval's goal is to become a leading player in the country.

Russia has the largest land area of any country in the world and, with a population of 143 million people and over 24 million cars, the Russian market offers real opportunities for long-term corporate leasing with over 45,000 registered business vehicles in 2005.

In addition to developing its market in this region of the world, this new subsidiary will also enable Arval to serve its international clients operating in Russia, and guarantee them the same service offered in the other countries where Arval does business.

2 February 2006: AXA France, BNP Paribas, HSBC France and Société Générale create a joint platform for employee savings plan administration

The joint venture was created in the form of a simplified joint stock company *(société par action simplifiée)*, with capital of EUR 213,607 on 1 January 2006. Its capital will be reviewed every year and will vary according to the volume of business given to it by each of the partners.

Ownership of the capital was as follows on 1 January 2006:
- 11.7% by AXA Épargne Entreprise;
- 33.5% by BNP Paribas ERE;
- 18.1% by HSBC EE;
- 36.7% by Société Générale.

This platform is set to become the leading player in employee savings account administration in France, with more than four million accounts under management and over 300 employees. This joint venture will allow the four partners to take advantage of excellent growth opportunities offered by the booming employee savings market. The aim is to provide a growing number of companies and employees with a comprehensive range of high quality services, to support the expansion of employee savings and to provide a centralised account management service in association with several fund management companies.

The platform will enable the necessary resources to be pooled, while at the same time allowing the partners to continue to distribute own-brand products to their own clients. Partners will be charged for the administration services received.

21 February 2006: BNP Paribas and Bank of America's Global Wealth & Investment Management Division reach an agreement on the transfer of select International Wealth Management Accounts

BNP Paribas and Bank of America have signed an agreement whereby the accounts of certain non-US wealth management clients currently managed by Bank of America's Global Wealth & Investment Management Division will be transferred to BNP Paribas' US-based wealth management affiliate, BNP Paribas Investment Services. The transaction is subject to the approval of relevant governmental authorities and is expected to be completed in 2006.

The transaction will involve the transfer of up to USD 2 billion in client assets, representing approximately 2,000 non-US wealth management accounts currently managed by Bank of America's International Wealth Management group, part of the company's Global Wealth & Investment Management Division. In the future, the transferred clientele is expected

to be serviced by BNP Paribas out of Miami, Florida, and San Francisco, California. The transaction is fully in line with BNP Paribas' strategy to further develop its private banking franchise in selected international markets.

6 February 2006: BNP Paribas Group announces its intention to acquire BNL

BNL would become a key part of a global banking group with an outstanding European base and two home markets

BNP Paribas announces that it has entered into conditional agreements [1] with 13 shareholders of BNL, including Unipol, to acquire 1,467.6 million BNL shares, representing a total of approximately 48% of the shares of BNL, at a price of EUR 2.925 per share.

The agreements are conditional, among others, on (i) the discontinuation of the public offer launched by Unipol on all the shares of BNL, and (ii) the approval by the Bank of Italy and the relevant antitrust authorities (in Italy and/or at EU level) of the acquisition by BNP Paribas of a controlling interest in BNL, such conditions to be met on or before 30 June 2006 [2].

In accordance with applicable regulations, the Bank of Italy has already been notified of the proposed transaction.

Following completion of the purchase of the above shares, BNP Paribas would launch a public offer for all remaining shares of BNL of any class, in accordance with applicable laws and regulations, at the same price of EUR 2.925 per share (see page 167).

The agreements are subject to ratification by the Board of Directors or other appropriate bodies of the selling parties involved [3]. The Board of Directors of BNP Paribas will also be called to approve the transaction and the proposed terms of the public offer (see page 167).

BNP Paribas is firmly committed to the highest standards of corporate governance, and has been selected as the best company in the eurozone in this regard by FTSE/International Shareholder Services. BNP Paribas and BNL have historically had links and share many professional and corporate values. BNP Paribas intends to conduct this transaction in a friendly manner and to involve BNL's management in its implementation.

- The BNL brand name is highly recognised in Italy, and would be maintained;
- BNL's headquarters would remain in Rome;
- BNL would operate with a sufficient level of autonomy, in compliance with BNP Paribas Group policies;
- BNL employees would be part of a broader group, and would thus benefit from sharing experiences as members of a global community, as well as from enhanced international career opportunities.

BNL: a major banking franchise in Italy

The Italian market is one of Europe's largest and most attractive banking markets. It offers higher-than-average growth rates in key products such as mortgage loans and consumer credits.

Established in 1913, BNL employs 17,000 people and is the 6th-largest Italian bank in terms of deposits and loans. Its network offers nationwide coverage via approximately 800 branches covering all major urban areas. It serves around 3 million retail customers, 39,000 corporate clients, and 16,000 public entities.

BNL has strong positions in specialised retail financial services: it ranks no. 2 in factoring with a 15% market share, and no. 6 in leasing with close to 5% of the market. BNL is also active in consumer finance. It is a significant player in asset management (EUR 26 billion under management), private banking and life insurance.

As of 30 September 2005, BNL had total customer loans of almost EUR 61 billion, and capital of EUR 4.9 billion. Its tier one ratio stood at 6.7%. Over the first nine months of 2005, it generated revenues in excess of EUR 2.1 billion and a profit of EUR 411 million, and its RoE (calculated on an annual basis) stood at 11.8%.

BNL is engaged in a major transformation process, which involves improving its operating efficiency and the quality of its asset portfolio, and refocusing its commercial strategy in order to enhance domestic revenues.

BNP Paribas in Italy: a significant player in financial services and corporate and investment banking

BNP Paribas is already a truly global group with more than 110,000 employees, of which more than half are based outside France. BNP Paribas is one of the largest foreign banks in Italy, with a leading and long-standing presence in retail financial services, a well-established position in asset management and services, and the status of a top-tier player in corporate and investment banking. It employs more than 3,700 people and generates revenues in excess of EUR 750 million.

In consumer finance, Findomestic, a 50/50 joint-venture created in 1984 with Cassa di Risparmio di Firenze, is the no. 1 player, with a market share of more than 12%.

(1) On 5 April 2006, BNP Paribas completed the transaction signed on 2 February (see p. 168).
(2) On 30 March 2006, BNP Paribas announced that it had obtained all the necessary regulatory approvals to acquire BNL (see p. 167).
(3) To date, all of the selling parties involved, holding a total of 48.0% of the capital, have ratified the agreements.

BNP Paribas is also a major player in (i) fleet management, where Arval holds the no. 2 spot with 20% market share; (ii) leasing, with BNP Paribas Lease Group established since 1990; and (iii) mortgage lending through Banca UCB, since 1989.

In Asset Management and Services, Cardif, a wholly-owned BNP Paribas subsidiary, is the market leader in Italy in credit protection insurance, and is also present in life insurance in partnership with Cassa di Risparmio di Firenze. BNP Paribas is active in private banking and asset management, with more than EUR 8 billion in assets under management, and in securities services, with close to EUR 150 billion in assets under custody.

In Corporate and Investment Banking, BNP Paribas Italy employs more than 100 professionals and offers a full range of products to major Italian corporate clients and financial institutions, as well as to local authorities and public utilities. BNP Paribas has achieved a clear leadership position in financing activities and Fixed Income in Italy: it has been the market leader in Italian securitisation since 1992, and ranks no. 1 book-runner in 2005 in all asset classes excluding government bonds. It is one of the leading banks in acquisition finance with debt underwriting in excess of EUR 3 billion. BNP Paribas has a significant presence in corporate finance, offering services ranging from M&A advisory to corporate restructuring, IPOs and underwriting of equity issues.

BNL and BNP Paribas: major growth and potential synergies

In the fiercely competitive French banking market, BNP Paribas has developed a successful business model which leverages branch networks with comprehensive offerings, from specialised financial services to retail savings products. It is the market leader in private banking thanks to its unique set-up of more than 200 specialised centres. It has also succeeded in maximising revenues from cross-selling corporate and investment banking products to large corporate clients as well as SMEs, through a dedicated network of 25 Business Centres.

BNP Paribas would share its know-how with BNL in order to help it accelerate its transformation process, promote cross-selling and boost its commercial drive. Furthermore, taking advantage of BNP Paribas' product expertise, and of its strong established presence in Italy, BNL would be in a position to capitalise on its recognised brand name and its country-wide branch network to further enlarge its product offer and develop its activities in both retail and corporate banking. BNL clients would gain access to a wider range of services worldwide. This would generate significant growth and cost synergy opportunities.

BNP Paribas estimates that overall annual pre-tax revenue synergies would be around EUR 150 million within three years.

BNP Paribas estimates that pre-tax cost synergies would be around EUR 250 million annually, also within three years. These synergies would arise mainly from economies of scale, purchasing optimisation, and increased operating efficiency through the sharing of best practices and local platforms, and a reduction of BNL's financing costs.

It is expected that the costs to implement such synergies would be around EUR 450 million before tax, the bulk of which would be incurred during the first year following the completion of the transactions.

BNL already operates a successful joint venture with Unipol, BNL Vita. Should the proposed transaction go ahead, BNP Paribas would support the extension of the *bancassurance* partnership agreement, with a view to strengthening the link between Unipol and BNL. Unipol would increase its stake in BNL Vita from 50 to 51%, at a fair market valuation.

In this context BNP Paribas and Unipol would also aim at boosting co-operation directly between both groups in specialised financial services, property and casualty insurance and asset management, and BNP Paribas would take a stake of 4.5% in Finsoe, Unipol's holding company, also at a fair market valuation.

BNP Paribas has a proven track record in successful mergers. It draws on a broad range of experiences acquired as a result of the merger between BNP and Paribas in 1999-2000 and over 35 acquisitions carried out since, in Europe as well as in the United States and in emerging markets. The Group will seek to integrate BNL with efficiency and flexibility, by leveraging its strengths while respecting its identity and unique corporate culture.

Terms and funding of the transactions

Under the terms of the agreements, BNP Paribas would pay an amount of EUR 4.3 billion in cash to acquire 48% of the capital of BNL. It would then launch a public offer to acquire the remaining shares (including preference shares), also in cash, at the same price of EUR 2.925 per share.

Assuming that all shareholders tender their shares to the public offer (which would result in BNP Paribas owning 100% of BNL), and subject to the final terms of the offer and its approval by all relevant authorities, the total amount to be disbursed by BNP Paribas would be in the region of EUR 9 billion.

BNP Paribas expects to fund this investment through: (i) an issue of shares with preferential subscription rights for existing shareholders for an amount of around EUR 5.5 billion (see p.175); (ii) the issue of hybrid capital for an amount of around EUR 2 billion; and (iii) internal resources for the balance. After these issues, BNP Paribas' tier one ratio should stand above 7%.

The precise terms of the share issue would be determined and announced after the authorisation of the public offer by the Italian stock market regulator, *Consob*.

Impact on BNP Paribas

Assuming that the transactions are finalised in mid-2006, the initial analysis shows that there would be no impact on BNP Paribas earnings per share before restructuring costs in 2007, and a positive impact as early as 2008.

BNP Paribas strongly believes that its proposed acquisition of a controlling stake in BNL would be in the best interests of BNL, its shareholders, clients, management and employees. It would also be highly value-creating for the shareholders of BNP Paribas.

A meeting of the Board of BNP Paribas was called on **9 February 2006** and was held by the end of the afternoon of that same day. It unanimously approved the plan to acquire BNL and ratified the agreements concerning the acquisition of 48% of its capital.

Subject to regulatory approval, BNP Paribas will launch a public offer to acquire the entire capital of BNL as announced previously.

BNP Paribas announces the successful completion of its EUR 5.5 billion capital increase with preferential subscription rights

On 29 March 2006, BNP Paribas announced that its share capital increase with preferential subscription rights, launched on 3 March 2006 to finance in part the acquisition of BNL, had been successfully completed. The final gross proceeds amount to EUR 5,497,448,986 leading to the issue of 84,058,853 new shares (with dividend entitlement in respect of the year commencing 1 January 2006).

The new shares were settled on 31 March 2006, and on the same day were listed on the Eurolist market of Euronext Paris on a separate line until payment of the 2005 dividend which is expected to occur on 31 May 2006, subject to approval at the next Combined Annual and Extraordinary General Meeting. After such date, the new shares will be fungible with existing shares already negotiated on the Eurolist market of Euronext Paris.

30 March 2006: BNP Paribas obtains all the necessary regulatory approvals to acquire BNL

BNP Paribas has announced that it has obtained all the necessary regulatory approvals (Bank of Italy, ISVAP, European Commission and the US Federal Trade Commission) to acquire Banca Nazionale del Lavoro. The regulators have approved BNP Paribas' applications in a timely fashion, which will allow the two banks to start working closer together as soon as possible so that BNL can continue its development after a long period of uncertainty.

On 30 March 2006, BNP Paribas SA held 2.54% of BNL's share capital, acquired in the market after the deal was announced at an average price of EUR 2.916 per share and a maximum price of EUR 2.925 per share.

3 April 2006: BNP Paribas files its prospectus for the public offer for BNL

BNP Paribas has filed its prospectus for the public offer for BNL shares, as follows:

- mandatory with regard to common stock;
- voluntary with regard to savings stock.

BNP Paribas currently owns 45.47% of BNL's common stock and will increase its stake to 50.4% once all the transactions entered into with Unipol and its partners on 2 February 2006 have been completed.

The BNP Paribas mandatory bid pertains to all remaining shares of common stock. It is made at a price of EUR 2.925 per share, including the dividend. As an incentive for shareholders and in order to treat all of them equally, BNP Paribas is offering everyone the price paid to Unipol and its partners, instead of the legal minimum of EUR 2.817.

Since the dividend is included in the price offered, BNP Paribas will vote against its distribution at the next shareholders' meeting. The proposed amount of the dividend was EUR 0.06. If it had been paid out, it would have been deducted from the price paid as part of the bid. This approach allows BNP Paribas to provide the benefit of an amount equal to the dividend to all shareholders who tender their shares, while maintaining the maximum amount of resources within BNL for its future growth.

In addition to its mandatory bid, BNP Paribas is launching a voluntary bid for all of BNL's "savings stock", comprising special-status, non-voting shares. The offered price is also EUR 2.925 per share of savings stock.

5 April 2006: BNP Paribas holds 50.4% of BNL's capital

On 5 April 2006, BNP Paribas acquired a further 4.93% of BNL's capital, bringing its total holding to 50.4%.
This operation concluded the transaction agreement signed by BNP Paribas on 2 February 2006 with a group of BNL shareholders.

Regulatory ratios

International capital adequacy ratios

In billions of euros	31 December 2005	1 January 2005
Shareholders' equity before appropriation of income	40.7	32.3
Of which preferred and similar shares	*2.4*	-
Minority interests before appropriation of income	5.3	4.9
Of which preferred and similar shares	*3.5*	*3.3*
Regulatory deductions and other items*	(17.2)	(12.9)
*Of which dividends attributable to equity holders of the parent***	*(2.2)*	*(1.7)*
Tier 1 capital	**28.8**	**24.3**
Tier 2 capital	18.8	11.7
Other regulatory deductions***	(6.0)	(3.7)
Allocated Tier 3 capital	0.4	0.5
Total capital	**42.0**	**32.8**

Tier 1 ratio******	**7.6%**	**7.5%**
International capital adequacy ratio	**11.0%**	**10.1%**

** Mainly goodwill.*

*** Subject to approval by the AGM.*

**** Mainly interests in finance companies that are not consolidated or accounted for by the equity method.*

***** Based on risk-weighted assets of EUR 324.3 billion at 1 January 2005 and EUR 377.7 billion at 31 December 2005.*

Capital adequacy ratio

At 31 December 2005, the BNP Paribas Group's available regulatory capital, determined in accordance with the rules and instructions issued in France for the application of the European Capital Adequacy ("Capital adequacy of investment firms and credit institutions") and Financial Conglomerates Directives, represented 144% of required regulatory capital excluding Tier 3 capital (end-2004: 132%), and 149% including Tier 3 capital (end-2004: 137%).

The Financial Conglomerates Directive has come into force and is applied by BNP Paribas.

In the various countries in which the Group operates, BNP Paribas also complies with specific regulatory ratios in line with procedures controlled by the relevant supervisory authorities. These ratios mainly concern:
- concentration of risks;
- liquidity;
- mismatches.

In France, these ratios are defined as follows:

Risk concentration ratio: Total risks arising from loans and other commitments to customers, which individually represent more than 10% of the Bank's net consolidated shareholders' equity, must not – in the aggregate – represent more than eight times shareholders' equity.

Risk-weighted assets corresponding to loans and other commitments towards a group of customers considered as representing a single customer must not exceed 25% of the Bank's net consolidated shareholders' equity. Where ties exist between two or more individuals and/or legal entities, giving rise to the probability that if one of them ran into financial difficulties, they would all experience problems in honouring their commitments, they are collectively considered as representing a single customer.

Liquidity ratio: This ratio measures the potential one-month liquidity gap. Banking regulations impose a minimum ratio of 100%.

Ratio of shareholders' equity to long-term funding: This ratio measures the coverage of long-term assets (more than five years) by funding with a remaining life in excess of five years. Banking regulations impose a minimum ratio of 60%.

Planned changes to the BIS capital standards

On November 2005, the Basel Committee issued an updated version of the International Convergence of Capital Measurement and Capital Standards published in June 2004 (commonly referred to as the "Basel II Accord").

The Basel II capital framework consists of three "pillars": minimum capital requirements, supervisory reviews, and required disclosures to enhance market discipline.

Under the first pillar, minimum capital requirements will consist of capital charges for credit risk, market risk and operational risk.

With respect to credit risk capital charges, the existing risk weighting categories of the current BIS accord will be replaced with three alternative approaches, designed to be more risk sensitive: a "standardised" approach, and two "internal ratings based" (IRB) approaches ("foundation" and "advanced"). The standardised approach is an updated and expanded version of the existing risk weight categories, with risk weights based on credit ratings from external sources (such as credit rating agencies), with a greater range of risk weights available (some of the new risk weights would exceed 100% for low quality exposures), and with greater recognition of credit risk mitigation techniques. Under either of the two internal ratings based approaches, banks will input their own internal calculations of certain risk parameters ("probability of default", "loss given default" and "exposure at default") into risk weight formulas developed by the Basel Committee. In order for a bank to be eligible to use the IRB approaches and internal data, its risk management, data collection and modelling systems must be reviewed and approved by its banking supervisory authority.

Capital requirements for market risk will be calculated under essentially the same general approach as in the 1996 Market Risk Amendment to the existing BIS accord, with a number of technical modifications regarding default risk adopted in November 2005.

The Basel II Accord also introduces a new capital charge for operational risk (defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events). The operational risk charge would be determined by one of three alternative approaches. The two simpler approaches apply multipliers to net banking income by institution or business line. The more sophisticated third approach, known as the "Advanced Measurement Approach" (AMA), would allow a bank to determine an appropriate capital charge for operational risk using the institution's own internal data and methodologies, subject to prior supervisory review and approval. The operational risk capital charge for any given institution may vary greatly depending on its operating environment and risk profile.

The second pillar of the Basel II capital framework emphasises the importance of supervisory review to ensure that a bank's capital position is consistent with its overall risk profile and strategy. Supervisors will review each bank's own assessment of the required amount of capital and may adjust an individual bank's capital requirements on a case-by-case basis. The second pillar also encourages early supervisory intervention when a bank's capital position deteriorates.

The third pillar of Basel II emphasises public disclosures to enhance market discipline. The new framework calls for disclosure of many details of each bank's capital adequacy calculations, accounting policies, risk exposures and risk management strategies.

The Basel Accords have no legal force and must be transposed into national banking regulations, which may lead to differences in application. The US banking authorities have announced that most US banks, generally small- or medium-sized entities, will be subject to different requirements. Only major, international banks and those that voluntarily opt in, will be required to implement the advanced approaches under the Accord, which comes into effect on 1 January 2009. The relevant legislation is currently being drafted and will be published for consultation at the end of March 2006. On 28 September 2005, the European Parliament approved a new Capital Requirements Directive (the "EU Capital Requirements Directive") based on Basel II, with certain adaptations in order to take into account the European context. This Directive is being transposed into a banking regulation by each Member State. The implementation date of the EU Capital Requirements Directive – which is intended to apply to all credit institutions and investment firms in the European Union – is scheduled for 1 January 2007, but institutions opting for the advanced approaches and authorised to do so by their supervisor, will be permitted to continue to use existing rules to determine their capital requirements until and including year-end 2007.

The Bank has taken the ambitious decision to implement the advanced approaches, which most closely resemble best risk assessment and management practices, and has been working to obtain authorisation for a number of years. Its in-house project, led by the Steering Committee under the auspices of the Chief Executive Officer, looks to coordinate both purely regulatory issues and economic approaches, and to the embed the measures within its operating processes and value-driven management procedures.

Against this background, a revamped corporate ratings system was introduced in 2001; scoring models for the Retail Banking business were revised in light of the new requirements; an innovative approach was adopted for assessing and managing operational risk; historical databases were developed to provide a sound basis for estimating the various aspects

of credit risk (probability of default, loss given default, exposure at default) and databases were compiled for operational risk. The preliminary validation work has been set in motion in collaboration with the French banking authorities and is set to run until early-2007. The Bank has also developed its own internal model for assessing its economic capital requirements. This approach is more comprehensive in terms of risks and scope than the regulatory capital procedures defined by the first pillar of the new framework, and also factors in the impact of risk diversification and concentration. It will establish a critical link with the supervisory authorities as required by the second pillar of the new Accord.

BNP Paribas therefore expects to be granted authorisation to use the advanced approaches set out in the prudential regulations for most of the Group's businesses, as soon as the regulations come into effect, e.g., 1 January 2008. Most subsidiaries, fully integrated within the Group's management policies, fall within the scope of these approaches and will be validated centrally. Specific procedures will be carried out in respect of other, sometimes significant subsidiaries, mostly operating in the retail banking segment where the local context is particularly important, based on their readiness and autonomy with regard to risk practices. Where appropriate, the Bank will prepare a specific migration and validation plan for their transition to the advanced approaches, which will then be submitted to the banking authorities concerned.

The late implementation of the Accord in the United States and the processing of the results of the fifth impact study mean that the consequences of the reform are hard to predict, despite several indications suggesting that the new regulations will have a positive impact on regulatory capital requirements. The reform will in any case drive entities to improve risk management techniques and help make market information more transparent, which is clearly one of its key aims.

Risk factors

Risk factors inherent to BNP Paribas and the banking industry

There are four main categories of risks inherent in the Bank's activities:

Credit risk. Credit risk is the risk of financial loss relating to the failure of an obligor to honour its contractual obligations. Credit risk arises in lending activities and also in various other activities where the Bank is exposed to the risk of counterparty or issuer default, such as its trading, capital markets and settlement activities.

Market and liquidity risk. Market risk is the risk related to earnings, which arises primarily from adverse movements of trading and non-trading market parameters. Trading market parameters include, but are not limited to, foreign exchange rates, bond prices, security and commodity prices, derivatives prices and prices of other marketable assets such as real estate or cars. Trading market parameters also include derivations of the items previously mentioned, such as interest rates, credit spreads, implied volatility or implied correlation. Non-trading market parameters include parameters based on assumptions or on statistical analysis.
Liquidity is also an important component of market risk. In instances of little or no liquidity, a market instrument or transferable asset may not be negotiable at its estimated value. A lack of liquidity can arise due to a lack of volume, legal restrictions or a one-way market.
Market risk arises in trading portfolios and in non-trading portfolios. In non-trading portfolios, it encompasses:

- the risk associated with asset and liability management, which is the risk to earnings arising from asset and liability mismatches in the banking book or in the insurance business. This risk is driven primarily by interest rate risk;
- the risk associated with investment activities, which is directly connected to changes in the value of invested assets within equity portfolios;
- the risk associated with certain other activities, such as real estate or car leasing.

Liquidity risk, which is also referred to as funding risk, is the inability of the Bank to meet its obligations at an acceptable cost in a given currency and location.

Operational risk. Operational risk corresponds to the risk of losses due to inadequate or failed internal processes, or due to external events, whether deliberate, accidental or natural occurrences. Internal processes include, but are not limited to, human resources and information systems. External events include floods, fires, earthquakes or terrorist attacks.

Insurance risk. Insurance risk is the risk to earnings due to mismatches between expected and actual claims. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behaviour, changes in public health, pandemics and catastrophic events (earthquake, industrial disaster, terrorism, etc.).
It is important to identify the different categories of risk, as each brings into play specific methods of evaluation and control. However, due to the growing complexity of the Group's products and operations, the line separating each risk is increasingly blurred.

Adverse market or economic conditions may cause a decrease in net banking income or profitability.
As a global player in financial services, the Bank's businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Despite geopolitical uncertainties in 2004 and 2005, market conditions were favourable overall during this period. Adverse changes in market or economic conditions could, however, create a challenging operating environment for financial services companies in the future. Such adverse changes could result, in particular, from increases in raw material prices (including oil), increases in interest rates and adverse geopolitical events (such as natural disasters, acts of terrorism and military conflicts).
The Bank faces a number of specific risks, as highlighted in the following paragraphs, with respect to adverse future market or economic conditions. For example, financial markets in Europe, the US and elsewhere may decline or experience increased volatility, which could lead to a decline in merger and acquisition (and related financing) activity and capital markets transactions, and adverse economic conditions could reduce credit demand by corporate borrowers.
These developments would adversely affect the Bank's net banking income, and, if it were unable to reduce expenses commensurately, its profitability. Revenues and profitability could also be depressed by marking to market losses from the Bank's securities portfolio or the recognition of goodwill impairments, all resulting from adverse market or economic developments.

The Bank may incur significant losses on its trading and investment activities due to market fluctuations and volatility.
The Bank maintains trading and investment (other than trading) positions in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. Volatility trends that prove substantially different from the Group's expectations may also lead to losses relating to a broad range of other trading and hedging products the Bank uses, including swaps, futures, options and structured products.
To the extent that the Bank owns assets, or has net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of its net long positions. Conversely, to the extent that the Bank has sold assets that it does not own, or has net short positions, in any of those markets, an upturn in those markets could expose it to potentially unlimited losses as it attempts to cover its net short positions by acquiring assets in a rising market. The Bank may from time to time have a trading strategy of holding a long position in one asset and a short position in another, from which it expects to earn net revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that the Bank did not anticipate or against which it is not hedged, the Bank might realise a loss on those paired positions. Such losses, if significant, could adversely affect the Bank's results of operations and financial position.

The Bank may generate lower revenues from brokerage and other commission- and fee-based businesses during market downturns.
Market downturns are likely to lead to a decline in the volume of transactions that the Bank executes for its clients and, therefore, to a decline in its net banking income from this activity. In addition, because the fees that the Bank charges for managing its clients' portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of its clients' portfolios or increases the amount of withdrawals would reduce the revenues the Bank receives from its asset management and private banking businesses.
Even in the absence of a market downturn, below-market performance by the Bank's mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenues the Bank receives from its asset management business.

Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses.
In some of the Bank's businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if the Bank cannot close out deteriorating positions in a timely way. This may especially be the case for assets the Bank holds for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that the Bank calculates using models other than publicly-quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses that the Bank did not anticipate.

Significant interest rate changes could adversely affect the Bank's net banking income or profitability.
The amount of net interest income earned by the Bank during any given period significantly affects its overall net banking income and profitability for that period. Interest rates are highly sensitive to many factors beyond the Bank's control. Changes in market interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. Any adverse change in the yield curve could cause a decline in the Bank's net interest income from its lending activities. In addition, increases in the interest rates at which short-term funding is available and maturity mismatches may adversely affect the Bank's profitability.

A substantial increase in new provisions or a shortfall in the level of previously recorded provisions could adversely affect the Bank's results of operations and financial position.
In connection with its lending activities, the Bank periodically establishes provisions for loan losses, which are recorded in its profit and loss account under cost of risk. The Bank's overall level of provisions is based upon its assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, economic conditions and other factors related to the recoverability of various loans. Although the Bank uses its best efforts to establish an appropriate level of provisions, its lending businesses may have to increase their provisions for loan losses in the future as a result of increases in non-performing assets or for other reasons. Any significant increase in provisions for loan losses or a significant change in the Bank's estimate of the risk of loss inherent in its portfolio of non-impaired loans, as well as the occurrence of loan losses in excess of the provisions allocated with respect thereto, could have an adverse effect on the Bank's results of operations and financial position.

The Bank's competitive position could be harmed if its reputation is damaged.
In the highly competitive environment arising from globalisation and convergence in the financial services industry, a reputation for financial strength and integrity is critical to the Bank's ability to attract and maintain customers. The Bank's reputation could be harmed if it fails to promote and market adequately its products and services. The Bank's reputation could also be damaged if, as it increases its client base and the scale of its businesses, the Bank's comprehensive procedures and controls dealing with conflicts of interest fail, or appear to fail, to address conflicts of interest properly. The Bank's reputation could in the future be damaged by, among other things, employee misconduct, a decline in or a restatement of other corrections to its financial results, adverse legal or regulatory action. The loss of business that could result from damage to the Bank's reputation could affect its results of operations and financial position. An example of this risk is the UN Oil-for-Food program, in which the Bank's role has come under scrutiny, even though no risk has yet materialised.

An interruption in or a breach of the Bank's information systems may result in lost business and other losses.
As with most other banks, the Bank relies heavily on communications and information systems to conduct its business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in the Bank's customer relationship management, general ledger, deposit, servicing and/or loan organisation systems. The Bank cannot provide assurances that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions could have a material adverse effect on the Bank's financial position and results of operations.

Unforeseen events can interrupt the Bank's operations and cause substantial losses and additional costs.
Unforeseen events like severe natural catastrophes, terrorist attacks or other states of emergency can lead to an abrupt interruption of the Bank's operations and, to the extent not covered by insurance, can cause substantial losses. Such losses can relate to property, financial assets, trading positions and key employees. Such unforeseen events can also lead to additional costs (such as relocation of employees affected) and increase the Bank's costs (such as insurance premiums). Such events may also make insurance coverage for certain risks unavailable and thus increase the Bank's risk.

The Bank is subject to extensive supervisory and regulatory regimes in France, elsewhere in Europe, the US, the Asia-Pacific region and in the many countries around the world in which it operates.
Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimand, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.
The Group's businesses and earnings can be affected by the fiscal or other policies and other actions of various regulatory authorities of France, other European Union or foreign governments and international agencies. The nature and impact of future changes in such policies and regulatory action are unpredictable and are beyond the Group's control.

Changes in the following areas are likely to have an impact on the Group:

- the monetary, interest rate and other policies of central banks and regulatory authorities;
- general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;
- general changes in regulatory requirements, for example, prudential rules relating to the capital adequacy framework;
- changes in the competitive landscape and pricing strategies;
- changes in the financial reporting environment;
- expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and
- any unfavourable changes in the political, military or diplomatic situation leading to social unrest or legal uncertainty, likely to affect demand for the Group's products and services.

The Bank's risk management policies, procedures and methods may leave it exposed to unidentified or unanticipated risks, which could lead to material losses.

The Bank has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the Bank's risk management techniques and strategies may not be fully effective in mitigating its risk exposure in all economic market environments or against all types of risk, including risks that the Bank fails to identify or anticipate. Some of the Bank's qualitative tools and metrics for managing risk are based upon its use of observed historical market behaviour. The Bank applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors the Bank did not anticipate or correctly evaluate in its statistical models. This would limit the Bank's ability to manage its risks. The Bank's losses could therefore be significantly greater than the historical measures indicate. In addition, the Bank's quantified modelling does not take all risks into account. The Bank's more qualitative approach to managing those risks could prove insufficient, exposing it to material unanticipated losses.

The Bank's hedging strategies may not prevent losses.
If any of the variety of instruments and strategies that the Bank uses to hedge its exposure to various types of risk in its businesses is not effective, the Bank may incur losses. Many of its strategies are based on historical trading patterns and correlations. For example, if the Bank holds a long position in an asset, it may hedge that position by taking a short position in an asset where the short position has historically moved in a direction that would offset a change in the value of the long position. However, the Bank may only be partially hedged, or these strategies may not be fully effective in mitigating the Bank's risk exposure in all market environments or against all types of risk in the future. Unexpected market developments may also affect the Bank's hedging strategies. In addition, the manner in which gains and losses resulting from certain ineffective hedges are recorded may result in additional volatility in the Bank's reported earnings.

The Bank may have difficulty in identifying and executing acquisitions, which could materially harm the Bank's results of operations.
The Bank considers external growth opportunities as part of its overall strategy. Even though the Bank reviews the companies it plans to acquire, it is generally not feasible for these reviews to be complete in all respects. As a result, the Bank may assume unanticipated liabilities, or an acquisition may not perform as well as expected. In addition, the Bank might have difficulty integrating any entity with which it combined its operations. Failure to complete announced business combinations or failure to integrate acquired businesses successfully into those of the Bank could materially adversely affect the Bank's profitability. It could also lead to departures of key employees, or lead to increased costs and reduced profitability if the Bank felt compelled to offer them financial incentives to remain.

Intense competition, especially in the Bank's home market of France, where it has the largest single concentration of its businesses, could adversely affect the Bank's net banking income and profitability.
Competition is intense in all of the Bank's primary business areas in France and the other countries in which it conducts large portions of its business, including other European countries and the United States. If the Bank is unable to respond to the competitive environment in France or in its other major markets with attractive product and service offerings that are profitable for the Bank, it may lose market share in important areas of its business or incur losses on some or all of its activities. In addition, downturns in the French economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for the Bank and its competitors.
In addition, new lower-cost competitors may enter the market, which may not be subject to the same capital or regulatory requirements or may have other inherent regulatory advantages and, therefore, may be able to offer their products and services on more favourable terms.
An example of such a competitive threat in France is the creation of the Post Office Bank (*la Banque Postale*), which commenced retail banking operations on 1 January 2006, and is authorised to extend various types of credit, in particular mortgage loans.

Risks related to the acquisition of Banca Nazionale del Lavoro

On 6 February 2006, the Bank announced its intent to acquire BNL, an Italian banking group (see the "Recent events" section p.164). The section below provides an overview of the risks that may arise from this acquisition.

Regulatory approvals may not be obtained or may impose adverse conditions and obligations.
The Bank's proposed acquisition of a stake in BNL will require the approval of various regulatory authorities, principally the relevant banking authorities, insurance authorities, stock market regulators and anti-trust authorities.
Although the Bank does not anticipate that there will be difficulties or conditions attendant upon obtaining these approvals that would have a material impact on either the completion of the acquisition or the operations of the Bank or BNL, there can be no assurance that all necessary approvals will be granted or that they will be granted on favourable terms. It is possible that certain regulatory approvals will be subject to conditions and obligations that adversely affect the financial position or operations of the Bank, which could include the divestiture of certain assets or businesses or the imposition of obligations on the Bank that restrict the manner in which it can carry on business. Should any such divestitures or obligations be required and implemented, there could be a material adverse effect upon the business of the Bank or BNL.

The Bank may not achieve the expected synergies from the proposed acquisition, and the integration process may disrupt operations.
The Bank estimates that the acquisition will generate total annual pre-tax cost synergies of EUR 250 million and revenue synergies of EUR 150 million as from 2009, at a restructuring cost of EUR 450 million pre-tax, most of which is expected to be incurred in the first year after the acquisition.
These synergies are expected to result in particular from the integration of the operations of BNL and BNP Paribas in Italy, and from economies of scale, optimisation of purchasing, improvement in operating performance by leveraging best practices, use of shared local platforms and reduction of BNL's financing costs. Realisation of the anticipated synergies will depend in part upon whether the operations of the Bank in Italy can be integrated in an efficient and effective manner with those of BNL. Integrating the operations of an acquired business is a complex and lengthy process. Successful integration and the achievement of synergies requires, among other things, the satisfactory co-ordination of business development and marketing efforts, the retention of key management personnel, effective hiring and training policies and the alignment of information and software systems.

Any difficulties encountered in combining operations could result in higher integration costs and lower savings or revenues than expected. Accordingly, there can be no assurances as to the extent to which the anticipated synergies will be achieved and the timing of their realisation. Moreover, the integration of the Bank's existing Italian operations with those of BNL could interfere with the activities of one or more of their businesses and divert management's attention from other aspects of the Bank's operations, which could have an adverse effect on the Bank's operations and results in Italy or more generally.

The proposed acquisition will alter the Bank's geographic risk profile, exposing it significantly to risks inherent in the Italian retail banking market.
Following completion of the proposed acquisition, approximately 12% of the Bank's aggregate revenues will be generated from retail banking in Italy. The Italian retail banking market has different characteristics from those of the French and US markets in which the Bank's retail banking operations are currently concentrated. While the Bank believes that the growth prospects in the Italian retail banking market are attractive, the risks in such market may be greater than those in the French and US markets due, among other things, to the relative fragility of the Italian economy, its lower recent and projected growth rates and a higher credit default rate.

The proposed acquisition would increase the Bank's exposure to asset quality problems and a higher cost of risk, due to BNL's relatively higher level of doubtful loans and lower level of coverage as well as the lack of due diligence.
In recent years, BNL has had a high level of cost of risk and of doubtful loans (in each case as a percentage of total loans) and a low coverage ratio (i.e., level of provisions relative to doubtful loans), as compared to the corresponding levels and ratios of the Bank. While BNL's ratios improved as of 30 September 2005, based on unaudited accounts, from their level at 31 December 2004, these ratios still compare unfavourably to those of the Bank. This differential could lead the Bank to incur a higher cost of risk as a result of the proposed acquisition, particularly since it did not have the opportunity to conduct due diligence on BNL in advance of announcing the proposed acquisition and it intends to apply its existing provisioning policies and procedures to BNL's loan portfolio. While the Bank has planned on an allowance for balance-sheet adjustments of up to EUR 800 million in connection with the proposed acquisition, in particular to cover additional provisions relating to BNL's loan portfolio, this amount may prove insufficient.

Moreover, the Bank will record a substantial amount of goodwill in connection with the proposed acquisition (currently estimated at EUR 4.6 billion). Were significant asset quality issues to arise or the financial position and prospects of BNL otherwise fail to meet the expectations underlying the acquisition valuation, the Bank could be led to incur substantial impairment charges, which could have a material adverse effect on its results of operations.

Internal Control system

Group Risk Management (GRM)

See note 5 to the consolidated financial statements (pp. 234-243).

Compliance risks

Key concerns for regulators include compliance with laws and regulations, the protection of investors and customers, and the completeness and accuracy of corporate information. These issues are also high on the agenda at BNP Paribas, along with the imperative of ensuring that members of staff act in an ethical manner in all circumstances. The Bank also recognises the compelling need to prevent the banking system from being used for money laundering, corrupt practices and the financing of terrorism.

These issues are the responsibility of the Compliance function, which is independent from operating units. The unit has global powers in the area of ethics and compliance and can take up matters directly with the Executive Committee and the Board of Directors' Internal Control and Risks Committee.

The function includes a central structure in Paris, committees within the various divisions and business lines, and local representatives at the majority of Group sites worldwide and in the regional headquarters.

Compliance function staffing levels were increased by nearly 15% in 2005.

Management of compliance risks is based on an internal control system built around:

- An internal procedure manual describing **general and specific procedures**, regularly updated to take into account new regulatory requirements introduced at global and local levels. All the procedures are designed to ensure the primacy of customer interests and maintain the integrity of the financial markets. Detailed procedures cover:
  - the establishment of Chinese walls to prevent unauthorised or inadvertent disclosure of sensitive information;
  - the avoidance of conflicts of interest;
  - supervision of customer transactions, based on specific control definitions and trigger points;
  - controls over stock market and other transactions carried out by employees for their own account.

  In 2006, the manual will be extended to cover other issues such as conflicts of interest.
- Internal and external control tools, rolled out to all Group entities. In 2006, a pivotal new tool will be introduced in the form of a Regulatory Risk Matrix.
- **Co-ordination** of action taken by the various Group entities, to guarantee the effectiveness and efficiency of monitoring systems and tools.

The international context, the proliferation of illegal activity and the tightening of regulations in many countries have prompted the Group to **intensify its efforts to prevent money laundering:**

- Our **Know Your Customer (KYC) procedures** are regularly updated and are based on continuously reassessed sensitivity criteria;
- Action is currently underway to review information about existing customers based on KYC rules, and a KYC reporting system has been set up;
- The **Customer Acceptance Committees (CAC) and Transaction Acceptance Committees (TAC) – responsible for the approval of new customer relationships and of financing and markets transactions from an ethics and compliance standpoint** – have been strengthened and embedded more deeply in the organisation. Referral agents, brokers and non-Group asset managers are approved by the Intermediary Selection Committees;
- **Computerised monitoring systems** are regularly updated and new monitoring systems acquired to help prevent the banking system from being used for money laundering, corrupt practices and the financing of terrorism, and to verify compliance with financial embargoes. These systems include:
  - the Vigilance database, containing the names of more than 1,800 individuals suspected of being members of terrorist organisations or subject to financial embargoes, and enhanced in 2005 by the inclusion of new countries and reporting procedures;
  - the Lynx/Factiva database, available to the branch networks, and containing some 500,000 names of politically sensitive individuals;
  - funds transfer filtering systems, which are being modernised and broadened in scope (Shine project);
  - money-laundering detection applications for abnormal account activity, rolled out as part of the IRIS project. The standard software package is up and running in New York, and in 2006 will be extended to the entire French Retail Banking network, to Singapore and the Gulf States, and to the ECEP platform in Paris.
- **Training and awareness-raising initiatives** are being implemented across the Bank. The anti-money laundering training modules developed under the aegis of the French Banking Federation (FBF) have played a key role in raising staff awareness of these issues. These general initiatives are supplemented by targeted programmes, which in 2005 included training on corruption and on the new European Market Abuse Directive in the International Corporate and Investment Banking Division.

Legal risk and special regulations

BNP Paribas is bound by regulations applicable to financial institutions in all countries where it does business, including banking, insurance and financial services regulations.
The Bank is required to respect the integrity of the markets and safeguard clients' interests.
For many years, Group Legal Affairs has had an **Internal Control** system designed to anticipate, detect, measure and manage legal risks.

The system, which was upgraded considerably in 2005 with the launch of the Compliance function, is organised around:

- **Specific Committees**, including:
  - the Group Legal Affairs Committee, which is responsible for overseeing the activities of the Legal Affairs function;
  - the Legislation Tracking Committee, which analyses, interprets and distributes to all departments concerned the texts of new laws and regulations, and details of changes in French case law;
  - the Global Legal Committee, which coordinates the activities of the legal function throughout the Group and in all countries that have their own legal staff;
  - the Group Legal Coordination Department, which ensures that the Group's legal policies are consistent and deals with cross-functional issues.

  The Legal function is a permanent member of the Compliance Committee and the Internal Control Coordination Committee.
- **Internal procedures and databases** providing a framework for managing Legal risk, in close collaboration with the Compliance function for all matters which also fall under their responsibility, and for the activities of the Group's legal staff. At the end of 2004, a procedures database comprising all internal procedures, in French and English, was set up on the Group intranet with access rights for all employees.
- **Legal reviews**, which are carried out in Group entities, to ensure that local systems for managing legal risks are appropriate, procedures are properly applied, and tools correctly used. Regular visits are made, particularly to vulnerable countries, to check the effectiveness of systems developed by foreign units to manage legal risks.
- Internal reporting systems, model documents and analysis systems, which are upgraded on an ongoing basis by Group Legal Affairs to permit active tracking of new legal developments, both in France and abroad.

As was the case in 2004, one of Group Legal Affairs' priorities last year was to help **combat money laundering**.

In 2005, Group Legal Affairs integrated the various changes in French and European law and drafted various memoranda and procedures. The main topics covered included the criminal responsibility of legal entities, lobbying, insurance brokerage, the reform of the personal security law and the law on foreclosure. Reports were also drawn up on the insolvency law and the Breton law on the modernisation of the economy.

Tax risk

In the various countries where it does business, BNP Paribas is subject to local tax laws and regulations applicable to banking, insurance and financial services companies.

Group Tax Affairs is a global function, responsible for overseeing the consistency of the Group's tax solutions. It also works with Group Finance and Development to monitor the global tax risk. In addition, it performs backup checks to ensure that tax risks remain at a manageable level and are consistent with the Group's reputation and profitability objectives.

As part of the drive to control and manage tax risks more effectively, Group Tax Affairs requires all divisions to comply with tax reporting procedures, a tangible example of co-ordination between the central Tax Affairs team and the Internal Control team within Group Finance and Development.

In 2005, Group Tax Affairs appointed a Permanent Control and Compliance correspondent and hired two new tax specialists, one based in Australia and the other based in Hong Kong but also covering China, the Philippines and Macao.

Group Tax Affairs resources include:

- a **network of tax correspondents**, covering all of the countries where the Group does business;
- a **qualitative data reporting system**, which contributes to managing tax risks and monitoring compliance with local tax laws;

- a **Tax Co-ordination Committee**, made up of representatives of both Group Tax Affairs and Group Finance and Development, whose role covers all divisions of the Group. The committee is responsible for analysing key tax issues and making appropriate decisions. Group Finance and Development is under an obligation to consult Group Tax Affairs on tax issues that affect financial or accounting information;
- a **reporting system to Group Executive Management** on the use made of delegations of authority and compliance with internal standards.

A clear framework has been defined for the assignment of responsibility for:

- managing tax risks associated with customer transactions. This includes a **tax risk Charter** used to draw up job descriptions for local tax managers and to specify the responsibilities of divisional heads with regard to entities that do not have their own tax manager. The charter is revised regularly to reflect changes in the Charter applicable to Territory Chief Executives;
- **Group tax rules and standards** have also been drawn up and distributed throughout the organisation;
- Lastly, Group Tax Affairs is responsible for approving all new products with significant tax implications, all new businesses, "specific" transactions put together in France and abroad, the use of outside tax advisors, framework agreements and standard banking industry agreements, and all internal circulars or documents giving rise to significant tax issues.

Information systems security

External threats to systems security are constantly evolving, while internal threats such as error or attempted fraud are as real as ever. At the same time, the demands placed upon us by regulators, customers, shareholders and financial analysts are becoming tougher and more specific. New business opportunities and markets are opening up, offering the prospect of increased flexibility and value creation but often at the expense of higher security risk. Our response is to strengthen management of risk (including security risk) through the work of the Compliance function, our operational risk approach, and greater emphasis on permanent control.

BNP Paribas is committed to ongoing improvements in security risk management, through rules and procedures developed over many years and through new prevention, control and supervision initiatives, many of them part of our Vision 2007 programme.

2005 progress report

During 2005, we continued to build on the achievements of previous years.

Group security policy was updated to take account of new risks, new regulatory requirements and technological developments. Each business line adjusted its own policy within the overall framework of Group policy and its specific risk policy. In 2005, the focus was on translating policy into operational procedures. This task will continue through 2006, in conjunction with the Compliance and Permanent Control functions. A wide range of awareness and training initiatives have helped the process of embedding security in day-to-day operations.

Security oversight of systems projects, modelled on the oversight structure of the information systems function at Group level, has been buttressed by systematically building security into all new projects and into the management of existing applications and software.

Risk prevention, involving General Inspection unit audits and business line audits, moved up a gear in 2005, with a number of large-scale audits conducted in this area.

Two of our key priorities for 2005 were internet banking security (identity/password theft) and improving business continuity planning (BCP). Significant progress was made in both areas.

Priorities for 2006

The clear commitment to security risk management signalled in 2005 with the launch of the Vision 2007 programme will be further intensified in 2006 with two key projects. The first is the "Information Security Clearing House".
This initiative is designed to facilitate knowledge-sharing about technological and security developments, make better use of the skills and expertise located in individual entities, and above all to capitalise on the benefits of individual studies and investments carried out within the Group. The second is the rollout of the Security Balanced Scorecard, a management and decision-making tool for use by individual business lines which will also consolidate best practice and support permanent control at Group level.

Building on the achievements of 2005, BCP remains a major priority. A reorganisation carried out early in 2006 improved the operational effectiveness of BCP in our banking businesses while sharing back-up sites continent by continent has improved our ability to respond to "extreme risk" scenarios.

Another issue to be addressed in 2006 is staff roaming: in other words, how to handle the need for staff to access and use information systems resources away from the office, without the standard technical and logistical protection provided by fixed workstations in an office environment. This issue relates to mobile workstations (whether or not supplied by BNP Paribas); personal devices, such as PDAs or smartphones; and work carried out at sites outside the Bank's control or even in public places. It requires a new approach to information security. The traditional model, whereby an employee working at a keyboard in the office is protected from external threats, needs to be enhanced. Employees have to be sensitised to the value of the information they are handling, of the risks inherent in handling the information, and of their personal responsibility for such information. This process will take several years to complete.

Risks

Credit risk

2005 saw an improvement in credit risk in all of the geographical areas in which BNP Paribas operates. The credit quality of BNP Paribas' loan book improved throughout the year, leading to a reduction in provision expense, particularly in the Corporate and Investment Banking Division.

Outstanding commercial loans at 31 December 2005 totalled EUR 579 billion. The 22% growth compared with the year-earlier figure reflects the marketing momentum achieved in the leading economic regions, as well as the integration of new Retail Banking networks and higher prices for commodities.

The change in provision expense is as follows:

In millions of euros	FRB	IRFS	AMS	CIB	Group total
Net additions to provisions for credit risks and country risks 2004*	222	445	6	58	685
Net additions to provisions for credit risks and country risks 2005	195	559	8	(130)	610

* *Under IFRS applicable in 2004.*

Diversification by counterparty

Diversification of commitments by counterparty is a matter of constant concern and is closely monitored. The Group's concentration of credit risks is well below the limits set in the European Directive on major banking risks.

The Top 10 client groups represented less than 4% of total commitments at 31 December 2005.

Industry diversification

Thanks to its disciplined approach to industry risks, the Group is not exposed to any material concentration of credit risks in any specific industry. No client sector accounts for more than 5% of total commitments, with the exception of the "sovereign, local government and finance" sector and the "wholesale trade" sector, which corresponds largely to commodity traders, where financing is typically highly structured.

Industry diversification remained at a healthy level, with no new concentrations arising in 2005. Cyclical and high-risk industries continued to be regularly monitored.

Growth industries such as private individuals, distribution, finance, sovereign and local government and wholesale trade industries are not considered to be particularly exposed to risks. As regards the cyclical industries which were closely monitored in 2005:

- Our automobile industry portfolio, which has traditionally been an important sector for the Bank, remains principally focused on the financial data of leading car markers. This industry has been regularly monitored this year, particularly in the US which is considered to be more exposed. Total loans and commitments in this sector are down on last year.
- The airline industry, which has also been closely monitored, only represents a very small portion of loans and risks.
- The Bank's high-tech industry commitments account for only a very small proportion of total commitments. The Bank adopts a highly selective approach and its high-tech client base consists essentially of major players that are rated investment grade.

Breakdown of commercial loans and commitments by industry [(1)] at 31 December 2005:


Transportation 3%
Food processing 2%
Telecoms 2%
Insurance 2%
Technology 1%
Car manufacturing 2%
Utilities 1%
Other <1% 3%
B to B services 4%
Construction 2%
Chemicals 3%
Wholesale trade 8%
Private individuals and self-employed 31%
Retail 4%
Energy 2%
Household appliances 1%
Sovereign, local government and finance 18%
Mining 3%
Real estate 3%
Machinery 2%
Manufacturing 0%
Materials 2%
Leisure & entertainment 1%

(1) Unweighted on- and off-balance sheet commercial commitments. Data extracted from the risk management systems.

Geographic diversification

The Bank's commitments are fairly evenly balanced geographically and relatively stable. Europe is the largest region, accounting for two-thirds of commitments, with France representing 41%. North America is the 2nd-largest region, accounting for 23% of risks. In recent months, lending operations have increased both in Retail Banking, and in Corporate and Investment Banking, and both businesses are currently forging ahead with an ambitious development plan.

Asia accounts for 6% of the total and commitments in this region are growing at a slower rate. China is a major focus of growth plans in the region, tempered by a selective approach to new business.

Country risks represent only 12% of the banking book and are regularly monitored. Commitments in these countries continue to be based primarily on export credit and short-term commercial commitments. Longer term financing is generally secured and, in most cases, highly structured.

Geographic breakdown of commercial loans and commitments [(1)] at 31 December 2005:


North America (excl. BancWest) 15%
Western Europe 18%
BancWest 8%
Latin America 3%
Africa and Middle East 4%
Asia-Pacific 5%
France 41%
Japan 1%
Other European countries 5%

Portfolio quality

The corporate rating policy that is being successfully rolled out across the Group now covers 75% of risks associated with this scope. The Corporate & Investment Banking and French Retail Banking "corporates" portfolios (companies, government agencies, banks and institutions) are of a high quality. The majority of commitments are towards investment grade borrowers, reflecting the Bank's strong presence among large multinationals and financial institutions.

A significant proportion of commitments to borrowers with lower credit ratings are secured by high quality guarantees. They include export financing covered by export credit

(1) Unweighted on- and off-balance sheet commercial commitments. Data extracted from the risk management systems.

insurance written by international agencies, project finance, structured finance and transaction financing. In 2005, over two-thirds of the portfolio consisted of commitments to borrowers rated "investment grade" under the Bank's internal rating system.

Breakdown of sound commitments of the Investment & Corporate Banking and French Retail Banking Divisions (excl. private individuals) by internal credit rating*


Excellent, good and average risks
Under credit watch
25 %
20 %
15 %
10 %
5 %
0 %
% of sound commitments
1
2
3
4
5
6
7
8
9
10
Ratings

(Breakdown of sound commitments of the Corporate and Investment Banking business at 30 September 2005 and French Retail Banking data at 31 December 2005.)

Doubtful commitments

BNP Paribas' non-performing loans and other doubtful commitments presented below include on- and off-balance sheet commitments towards all categories of counterparties (customer transactions, interbank transactions, available-for-sale fixed-income securities). Provisions correspond to the aggregate of specific provisions and portfolio provisions.

In billions of euros	31/12/2005	31/12/2004
Doubtful commitments	12.7	12.2
Provisions	11.1	11.1
Provision rate	87%	91%

(IFRS)

Breakdown by geographic area

	Doubtful loans	Provisions
France	60.7%	59.9%
European Economic Area	8.0%	8.6%
North America	10.5%	9.4%
Latin America	3.8%	4.2%
Africa & Middle East	8.4%	9.9%
Asia - Pacific	3.9%	2.6%
Japan	0.1%	0.0%
Other European countries	4.6%	5.4%
Total	**100.0%**	**100.0%**

Industry breakdown


Private individuals and self-employed 47.9%
Mining 0.8%
Capital goods 0.7%
Materials 2.1%
Leisure 0.9%
Manufacturing 1.70%
Real Estate 4.5%
Sovereign, Local govt. and Finance 3.6%
Household appliances 1.5%
Energy 1.7%
Retailers 1.6%
Wholesalers 7.6%
Chemicals 0.6%
Construction 2.0%
B2B 4.1%
Utilities 0.4%
Technology 1.7%
Telecoms 1.1%
Transportation 5.1%
Not analysed 0.3%
Food 3.3%
Insurance 1.5%
Automotive 1.4%
Other 3.9%

Market risks

GEaR

GEaR calculation methods are regularly improved to better reflect the specific features of each business, particularly as regards exotic products. The model's quality is continuously tested by comparing actual daily losses, if any, with the 1-day GEaR.

The chart below shows changes in GEaR during 2005 compared with actual daily results from capital markets transactions. It attests to:

- the Bank's conservative management approach and the favourable effects of diversifying positions and instruments, leading to aggregate GEaR that is 1.5 to 2.5 times below the sum of its components by risk factor;
- the model's robustness: a 99% confidence level means in theory that the Bank will not incur daily losses in excess of GEaR more than two or three times during the year, whereas in fact, the GEaR was never exceeded.

2005 change in GEaR and back testing

EUR million


Daily P & L
GEaR (1 day 99%)
80
60
40
20
0
-20
-40
-60
-80
-100
Jan.05
Feb.05
March 05
April 05
May 05
June 05
July 05
Aug.05
Sept.05
Oct.05
Nov.05
Dec.05

Stress tests

The regular simulations performed by GRM based on crisis scenarios confirm the Bank's strong resistance to market risks. None of the extreme risks simulated by GRM would have a serious adverse impact. The scenarios used, which are periodically reviewed, are as follows:

- Emerging Markets Crisis triggering a flight to quality;
- Stock Market Crash following a sharp rise in long-term interest rates;
- Short-term Interest Rate Hike leading to a flattening of the yield curve and a modest fall in equity prices;
- US Debacle, corresponding to a loss of confidence in the dollar and the US economy in general, leading to a sharp fall in the dollar, a steep rise in long-term interest rates and a general widening of signature spreads;
- Melt-up, corresponding to the impact of a stock market rebound combined with a fall in long-term interest rates;
- 11-September, corresponding to the impact of an abrupt market reversal similar to the one that followed the terrorist attack on the World Trade Center.

Liquidity management

The Group's cash needs are managed centrally by the ALM Treasury Department. The Treasury unit is responsible for interbank refinancing and short-term debt issues (certificates of deposit, commercial paper, etc.). The Asset/Liability Management unit is in charge of senior and subordinated funding programmes (MTN, bonds, medium- and long-term deposits), preferred stock issues and asset-backed securities issued on behalf of the specialised subsidiaries of the Retail Banking Division.

The policy of diversifying financing sources and instruments was stepped up in 2005. Senior debt issues by BNP Paribas SA and Group subsidiaries carried out in 2005 totalled EUR 28 billion, an increase of 20% over 2004.

Excluding issues redeemable in advance by the issuer, long-term senior debt issues came to EUR 15.7 billion, an increase of 27% over the previous year. Issues subject to call options amounted to EUR 12.3 billion, up 11% over 2004.

During the year, EUR 4.2 billion in subordinated bonds were issued and placed with private clients and three non-cumulative preferred share issues in the form of super subordinated notes were carried out for a total of EUR 2.4 billion.

An amount of EUR 2.6 billion (BNP Paribas share) was raised through securitisation operations carried out by UCI, the Spanish subsidiary of UCB, for EUR 1.1 billion and by Cetelem (Noria) for EUR 1.5 billon. As of 31 December 2005, loans totalling EUR 6.5 billion (BNP Paribas share) had been refinanced through securitisations, compared with EUR 5.5 billion at end-2004.

The Group's short- and medium-term liquidity position is regularly measured on a consolidated basis, by business line and by currency.

BNP Paribas complies with the overnight limits set for capital markets transactions (fixed income, equities and currency transactions) and the mismatch limits set for banking transactions with maturities of more than one year.

The consolidated liquidity mismatch for positions beyond one year is measured based on contractual maturities (for loans and deposits, including undrawn confirmed customer lines of credit weighted at 30%), and on observed customer behaviour (for demand loans and deposits, passbook savings accounts, etc.). The mismatch for liability positions beyond one year amounted to 18.1% [1] at 31 December 2005.

Asset management risk

In their country of origin, asset management companies are bound by specific legislation on third party portfolio management, and their activities are overseen by a regulator.

The key activity represented by the creation and management of mutual funds is closely regulated. In most countries, funds have to be approved by the regulatory authorities before they are launched and their activities are subject to controls by a statutory auditor and, in some cases, a custodian.

Fund managers are required to respect the integrity of the markets and safeguard customers' interests.

(1) Estimated at the end of February 2006.

Consolidated financial statements

Consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union

Notes to the financial statements for the year ended 31 December 2005 prepared under IFRS

Consolidated Financial Statements

prepared in accordance with International Financial Reporting Standards as adopted by the European Union

Introduction

Applicable accounting standards

The financial statements contained in the present document comprise the balance sheet, profit and loss account, statement of changes in shareholders' equity and statement of cash flows, together with the notes thereto (the financial statements) as published for the first time by the BNP Paribas Group in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

These standards are applicable to consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First Time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards that had been adopted within the European Union as of 31 December 2005.

The financial statements for the year ended 31 December 2004 as published under French generally accepted accounting principles (French GAAP) have been restated to comply with the requirements of IFRS as adopted by the European Union and as applicable in 2004, in order to provide comparatives with the financial statements published under IFRS in 2005.

However, there are material divergences between IFRS as applicable in 2004 and in 2005, primarily as a result of the application from 1 January 2005 of the standard on financial instruments. The principles for the recognition, classification and measurement of financial instruments contained in this standard are very different from the French GAAP principles that applied in 2004. Consequently, the effects of this standard on the financial statements of banks, especially their balance sheets, are very substantial.

The BNP Paribas Group has therefore decided to disclose not only the effects on the balance sheet at 31 December 2004 of the transition from French GAAP to IFRS as applicable in 2004, but also the effects of the transition from IFRS as applicable in 2004 to IFRS as applicable in 2005.

This has been done by presenting a balance sheet at 1 January 2005, and using this as the basis for preparing the notes to the balance sheet.

Consequently, the balance sheet at 1 January 2005 and the notes thereto serve as the comparative for the balance sheet produced as of 31 December 2005.

Presentation of the financial statements during the transitional period

The following presentational rules have been applied to the financial statements during the transitional period. These rules take account of (i) information published under French GAAP for the 2003 and 2004 financial years, (ii) IFRS restatements made to the 2004 financial statements, and (iii) the effects of the non-retrospective application in 2005 of IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts).

Profit and loss account for the year ended 31 December 2004

The profit and loss account for the year ended 31 December 2004 and the notes thereto are presented after restatement to comply with IFRS as applicable in 2004 (i.e., excluding IAS 32, IAS 39 and IFRS 4), referred to in the financial statements as "2004 IFRS".

However, the presentation of the profit and loss account is consistent with the new IFRS account headings and classifications, in accordance with the format recommended by the French accounting authorities (*Conseil National de la Comptabilité*). BNP Paribas has applied with effect from the 2004 financial year the terminology introduced by IAS 39 to show separately within the profit and loss account items relating to trading account activities and items relating to the various categories of securities.

Balance sheet at 1 January 2005

The balance sheet at 1 January 2005 and the notes thereto are presented after restatement to comply with full-scope IFRS (i.e., including IAS 32, IAS 39 and IFRS 4), referred to in the financial statements as "EU IFRS".

Shareholders' equity

The statement of changes in shareholders' equity between 31 December 2003 and 1 January 2005 incorporates the effects of adjustments made to comply with IFRS as applicable at 1 January 2004 (the transition date) and 1 January 2005 respectively.

Effects of the first-time adoption of IFRS

Note 1, "Effects of first-time adoption of IFRS", presents in detail the principal reclassifications and restatements made to shareholders' equity at 1 January 2004, to the profit and loss account for the year ended 31 December 2004 and to the balance sheet at 31 December 2004 in order to comply with 2004 IFRS, as well as those made to the balance sheet and shareholders' equity at 1 January 2005 in order to comply with IAS 32, IAS 39 and IFRS 4.

Note 1 also describes the main differences in accounting principles between IFRS and French GAAP.

Accounting policies

Note 2 describes the accounting policies adopted by the BNP Paribas Group under 2004 IFRS (including French GAAP policies that continue to apply, in particular those related to financial instruments), followed by a description of the accounting policies applied under IAS 32, IAS 39 and IFRS 4 (as substituted for the relevant French GAAP accounting policies in 2005), which together with 2004 IFRS comprise the full-scope EU IFRS set of standards.

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2005

In millions of euros	Note	Year to 31 Dec. 2005 EU IFRS	Year to 31 Dec. 2004 2004 IFRS
Interest income [1]	3.a	32,087	24,957
Interest expense [1]	3.a	(24,354)	(17,403)
Commission income [1]		8,701	7,164
Commission expense [1]		(4,154)	(2,791)
Net gain/loss on financial instruments at fair value through profit or loss [2]	3.b	5,212	3,366
Net gain/loss on available-for-sale financial assets [3]	3.c	1,353	1,450
Income from other activities	3.d	21,607	16,544
Expense on other activities	3.d	(18,598)	(13,918)
Net banking income		**21,854**	**19,369**
Operating expense		(12,627)	(11,243)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	6.k	(742)	(800)
Gross operating income		**8,485**	**7,326**
Cost of risk	3.e	(610)	(685)
Operating income		**7,875**	**6,641**
Share of earnings of associates		352	407
Net gain/loss on non-current assets		211	64
Change in value of goodwill		(14)	7
Pre-tax net income		**8,424**	**7,119**
Corporate income tax	3.f	(2,138)	(1,764)
Net income		**6,286**	**5,355**
of which minority interests		434	416
Net income before minority interests		**5,852**	**4,939**
Basic earnings per share	9.a	7.02	5.87
Diluted earnings per share	9.a	6.97	5.85

(1) Commission treated as an additional component of interest and hence as an integral part of the effective interest rate in accordance with IAS 39 has been retained on the "Commission income" line, as IAS 39 was not applicable in 2004. In 2005, such commission is included with interest income and expense.

(2) Under 2004 IFRS, "Financial instruments at fair value through profit or loss" consists solely of trading account financial instruments. Under EU IFRS, this items also includes financial instruments designated as fair value through profit or loss under the fair value option.

(3) Under 2004 IFRS, "Available-for-sale financial assets" comprises the assets classified under French GAAP as securities available for sale, investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment.

Balance sheet at 31 December 2005

In millions of euros	Note	At 31 Dec. 2005 EU IFRS	At 31 Dec. 2004 2004 IFRS
ASSETS			
Cash and amounts due from central banks and post office banks		7,115	6,888
Financial assets at fair value through profit or loss	6.b	700,525	539,510
Derivatives used for hedging purposes	6.c	3,087	2,581
Available-for-sale financial assets	6.d	92,706	75,778
Loans and receivables due from credit institutions	6.a	45,009	40,983
Loans and receivables due from customers	6.e	301,196	244,228
Remeasurement adjustment on interest-rate risk hedged portfolios		(61)	-
Held-to-maturity financial assets	6.g	15,445	26,130
Current and deferred tax assets	6.h	2,135	2,140
Accrued income and other assets	6.i	65,327	41,332
Investments in associates	6.j	1,823	2,720
Investment property	6.k	5,255	4,551
Property, plant and equipment	6.k	9,213	8,159
Intangible assets	6.k	1,225	1,175
Goodwill	6.l	8,079	6,328
Total assets		**1,258,079**	**1,002,503**
LIABILITIES			
Due to central banks and post office banks		742	256
Financial liabilities at fair value through profit or loss	6.b	610,681	457,126
Derivatives used for hedging purposes	6.c	1,015	450
Due to credit institutions	6.a	118,893	100,188
Due to customers	6.e	247,494	211,487
Debt securities	6.f	84,629	77,597
Remeasurement adjustment on interest-rate risk hedged portfolios		901	1,022
Current and deferred tax liabilities	6.h	2,206	1,653
Accrued expenses and other liabilities	6.i	48,446	34,056
Technical reserves of insurance companies	6.m	76,523	64,518
Provisions for contingencies and charges	6.n	3,850	3,983
Subordinated debt	6.f	16,706	13,042
Total liabilities		**1,212,086**	**965,378**
SHAREHOLDERS' EQUITY			
Share capital and additional paid-in capital		*9,701*	*12,109*
Retained earnings		*19,694*	*11,670*
Net income for the period attributable to shareholders		*5,852*	*4,939*
Total capital and retained earnings attributable to shareholders		35,247	28,718
Unrealised or deferred gains and losses attributable to shareholders		5,471	3,593
Shareholders' equity		**40,718**	**32,311**
Minority interests		**5,275**	**4,814**
Total consolidated equity		**45,993**	**37,125**
Total liabilities and equity		**1,258,079**	**1,002,503**

In millions of euros	Shareholders' equity				
	Share capital and additional paid-in capital	Preferred shares and equivalent instruments	Elimination of own equity instruments	Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 31 December 2003 under French GAAP	12,823		(1,905)	18,005	28,923
Appropriation of net income for 2003				(1,212)	(1,212)
Consolidated equity at 1 January 2004 under French GAAP	12,823	-	(1,905)	16,793	27,711
Effect of adoption of IFRS applicable in 2004 (1)			(64)	(680)	(744)
Consolidated equity at 1 January 2004 under 2004 IFRS	12,823	-	(1,969)	16,113	26,967
Movements arising from relations with shareholders:					
Increase in share capital	252				252
Reduction in share capital	(966)		966		
Elimination of own equity instruments			(1,611)	(61)	(1,672)
Share-based payment plans			(79)	85	6
Interim dividends paid out of net income for the period					-
	(714)	-	(724)	24	(1,414)
Other movements				56	56
Unrealised or deferred gains and losses for the period:					
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 2004				4,939	4,939
Consolidated equity at 31 December 2004 under 2004 IFRS	12,109	-	(2,693)	21,132	30,548
Effect of adoption of IFRS applicable at 1 January 2005			32	(1,862)	(1,830)
Consolidated equity at 1 January 2005 under EU IFRS before appropriation of net income	12,109	-	(2,661)	19,270	28,718
Appropriation of net income for 2004				(1,659)	(1,659)
Consolidated equity at 1 January 2005 under EU IFRS after appropriation of net income	12,109	-	(2,661)	17,611	27,059
Movements arising from relations with shareholders:					
Increase in share capital	286				286
Reduction in share capital	(2,694)		2,694		-
Issue of preferred shares and equivalent instruments		2,424			2,424
Elimination of own equity instruments			(235)	(63)	(298)
Share-based payment plans			37	35	72
Preferred shares and equivalent instruments remuneration				(19)	(19)
Interim dividends paid out of net income for the period					
Effect of acquisitions and disposals on minority interests				(92)	(92)
	(2,408)	2,424	2,496	(139)	2,373
Other movements				(37)	(37)
Unrealised or deferred gains and losses for the period:					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 2005				5,852	5,852
Consolidated equity at 31 December 2005 under EU IFRS	9,701	2,424	(165)	23,287	35,247

(1) In accordance with IFRS, BNP Paribas has recognised all existing cumulative translation differences as at 1 January 2004 as an irreversible component of retained earnings.

BETWEEN 31 DECEMBER 2003 AND 31 DECEMBER 2005

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority Interests	Total consolidated equity
(602)			(602)	28,321	5,019		5,019	33,340
			-	(1,212)	(324)		(324)	(1,536)
(602)	-	-	(602)	27,109	4,695	-	4,695	31,804
602			602	(142)	66		66	(76)
-	-	-	-	26,967	4,761	-	4,761	31,728
			-	252			-	252
			-	(1,672)			-	(1,672)
				6			-	6
			-	-	(157)		(157)	(157)
-	-	-	-	(1,414)	(157)	-	(157)	(1,571)
			-	56	4		4	60
(142)			(142)	(142)		(107)	(107)	(249)
(30)			(30)	(30)			-	(30)
(172)	-	-	(172)	(172)	-	(107)	(107)	(279)
				4,939	412		412	5,351
(172)	-	-	(172)	30,376	5,020	(107)	4,913	35,289
	3,329	436	3,765	1,935	(95)	(4)	(99)	1,836
(172)	3 329	436	3,593	32,311	4,925	(111)	4,814	37,125
			-	(1,659)	(211)		(211)	(1,870)
(172)	3,329	436	3,593	30,652	4,714	(111)	4,603	35,255
			-	286			-	286
			-	-			-	-
			-	2,424	163		163	2,587
			-	(298)			-	(298)
			-	72			-	72
			-	(19)			-	(19)
					(154)		(154)	(154)
			-	(92)	22		22	(70)
-	-	-	-	2,373	31	-	31	2,404
			-	(37)	6		6	(31)
	2,018	(190)	1,828	1,828		1	1	1,829
	(702)		(702)	(702)			-	(702)
545			545	545		203	203	748
(7)	212	2	207	207			-	207
538	1,528	(188)	1,878	1,878	-	204	204	2,082
				5,852	431 (2)		431	6,283
366	4,857	248	5,471	40,718	5,182	93	5,275	45,993

(2) The portion of net income for the period attributable to minority shareholders in respect of whose shares the Group has granted a put option is transferred to retained earnings attributable to BNP Paribas shareholders, on the "Other movements" line. The amount involved in the year ended 31 December 2005 was EUR 3 million.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2005

In millions of euros	Note	Year to 31 Dec. 2005	Year to 31 Dec. 2004
Pre-tax net income		**8,424**	**7,119**
Non-monetary items included in pre-tax net income and other adjustments		**(2,723)**	**7,757**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets		2,240	1,940
Impairment of goodwill and other non-current assets		(25)	(7)
Net addition to provisions		4,947	5,501
Share of earnings of associates		(352)	(407)
Net (income) loss from investing activities		(205)	47
Net loss (income) from financing activities		25	(159)
Other movements		(9,353)	842
Net decrease in cash related to assets and liabilities generated by operating activities		**(8,439)**	**(8,859)**
Net increase in cash related to transactions with credit institutions		15,493	12,613
Net decrease in cash related to transactions with customers		(13,991)	(11,828)
Net decrease in cash related to transactions involving other financial assets and liabilities		(6,044)	(7,640)
Net increase in cash related to transactions involving non-financial assets and liabilities		(2,406)	(519)
Taxes paid		(1,491)	(1,485)
Net (decrease) increase in cash and equivalents generated by operating activities		**(2,738)**	**6,017**
Net decrease in cash related to acquisitions and disposals of consolidated entities	9.c	(733)	(816)
Net decrease related to property, plant and equipment and intangible assets		(981)	(764)
Net decrease in cash and equivalents related to investing activities		**(1,714)**	**(1,580)**
Decrease in cash and equivalents related to transactions with shareholders		(2,050)	(3,151)
Other increases in cash and equivalents generated by financing activities		7,320	958
Net increase (decrease) in cash and equivalents related to financing activities		**5,270**	**(2,193)**
Effect of movements in exchange rates on cash and equivalents		**401**	**(183)**
Net increase in cash and equivalents		**1,219**	**2,061**
Balance on cash and equivalent accounts at the start of the period		**7,346**	**5,285**
Net balance of cash accounts and accounts with central banks and post office banks		6,634	5,395
Net balance of demand loans and deposits — credit institutions		712	(110)
Balance on cash and equivalent accounts at the end of the period		**8,565**	**7,346**
Net balance of cash accounts and accounts with central banks and post office banks		6,642	6,634
Net balance of demand loans and deposits — credit institutions		1,923	712
Net increase in cash and equivalents		**1,219**	**2,061**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005 PREPARED UNDER IFRS

1. EFFECTS OF FIRST-TIME ADOPTION OF IFRS

1.a Transition of the profit and loss account for the year ended 31 December 2004

In millions of euros	French GAAP	Reallocations between financial instrument categories	Reclassifications	Restatements	2004 IFRS
Net interest income	6,119		1,453	(18)	7,554
Net commission income	4,687		(326)	12	4,373
Net gains on trading account securities	4,713	(4,713)			
Net gain/loss on financial instruments at fair value through profit or loss (1)		4,713	(1,355)	8	3,366
Income from variable-income securities	294	(294)			
Net gains on securities available for sale	453	(453)			
Net gain/loss on available-for-sale financial assets (2)		747	724	(21)	1,450
Net other banking income	101		(101)		
Underwriting result and net investment income of insurance companies	1,919		(1,919)		
Net income from other activities	537		2,104	(15)	2,626
Net banking income	**18,823**	**-**	**580**	**(34)**	**19,369**
Operating expenses	(10,837)		(323)	(83)	(11,243)
Depreciation, amortisation and impairment	(755)		(33)	(12)	(800)
Gross operating income	**7,231**	**-**	**224**	**(129)**	**7,326**
Cost of risk	(678)		(7)		(685)
Operating income	**6,553**	**-**	**217**	**(129)**	**6,641**
Share of earnings of associates	194			213	407
Net gain/loss on non-current assets	843		(605)	(174)	64
Net non-recurring expense	(389)		389		
Amortisation of goodwill	(384)			391	7
Movements in reserve for general banking risks	88			(88)	
Pre-tax net income	**6,905**	**-**	**1**	**213**	**7,119**
Corporate income tax	(1,830)		(1)	67	(1,764)
Net income	**5,075**	**-**	**-**	**280**	**5,355**
of which minority interests	407			9	416
Net income before minority interests	**4,668**	**-**	**-**	**271**	**4,939**

(1) Under 2004 IFRS, "Financial instruments at fair value through profit or loss" consists solely of trading account financial instruments.

(2) Under 2004 IFRS, "Available-for-sale financial assets" comprises the assets classified under French GAAP as securities available for sale, investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment.

The profit and loss account format recommended by the French accounting authorities does not retain the previous French GAAP headings to classify gains and losses on financial instruments covered by IAS 39. The Group has therefore used the recommended headings. Reallocations between French GAAP headings and IFRS-compliant headings are shown in the transition schedule.

1.a.1 Principal reclassifications made to comply with 2004 IFRS and with presentational rules adopted in France

In millions of euros	Reclassification of net non-recurring expense	Reclassification of gain/loss on disposal of investments
Net interest income	(11)	
Net commission income		
Net gain/loss on financial instruments at fair value through profit or loss (1)	5	
Net gain/loss on available-for-sale financial assets (2)	2	604
Net other banking income		
Underwriting result and net investment income of insurance companies		
Net income from other activities	(23)	
Net banking income	**(27)**	**604**
Operating expenses	(327)	
Depreciation, amortisation and impairment	(33)	
Gross operating income	**(387)**	**604**
Cost of risk		
Operating income	**(387)**	**604**
Net gain/loss on non-current assets	(1)	(604)
Net non-recurring expense	389	
Pre-tax net income	**1**	**-**
Corporate income tax	(1)	
Net income	**-**	**-**

(1) Under 2004 IFRS, "Financial instruments at fair value through profit or loss" consists solely of trading account financial instruments.
(2) Under 2004 IFRS, "Available-for-sale financial assets" comprises the assets classified under French GAAP as securities available for sale, investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment.

Reclassification of non-recurring items

The net non-recurring expense of EUR 389 million reported for the year ended 31 December 2004 has been reallocated mainly to "Operating expenses" (EUR 327 million, primarily for employee benefit obligations and costs associated with the transition to IFRS and preparations for the new capital adequacy ratio calculation rules), "Depreciation, amortisation and impairment" (EUR 33 million), and "Net income from other activities" (EUR 23 million).

Reclassification of gains and losses on disposals of long-term investments

Gains and losses on disposals of long-term investments, shown under "Gains on long-term investments and changes in provisions" under French GAAP, have been reclassified to "Net banking income". The amount involved is EUR 604 million. Net realised gains and losses on disposals of property, plant and equipment and intangible assets used in operations, and on disposals of investments in consolidated undertakings still included in the scope of consolidation at the time of disposal, continue to be recorded on this line, now retitled "Net gain/loss on non-current assets" to reflect the change in content.

Reclassification of underwriting result and net investment income of insurance companies

BNP Paribas has reclassified all the items included on the line "Underwriting result and net investment income of insurance companies", so as to include them with items of a similar nature related to banking activities. The total amount involved (EUR 1,919 million) has been reclassified as follows: EUR 1,510 million to "Net income from other activities", EUR 124 million to "Net gain/loss on available-for-sale financial assets", and EUR 286 million to "Interest income".

Reclassification of interest on fixed-income trading account securities

Interest income derived from fixed-income trading account securities, reported under French GAAP in "Net gains on trading account securities" (equivalent to "Net gain/loss on financial instruments at fair value through profit or loss" under IFRS), has been reclassified to "Interest income". The total amount involved is EUR 1,356 million.

Reallocation of underwriting result & net investment income of insurance companies	Reclassification of interest on fixed-income trading account securities	Recognition of net operating lease income in "Net income from other activities"	Reclassification of "Net other banking income"	Other items	Total Reclassifications
286	1,356	(261)	56	27	1,453
(1)		(215)	(113)	3	(326)
	(1,356)		(7)	3	(1,355)
124	-	-	(4)	(2)	724
		(16)	(85)		(101)
(1,919)					(1,919)
1,510		492	153	(28)	2,104
-	**-**	**-**	**-**	**3**	**580**
				4	(323)
					(33)
-	**-**	**-**	**-**	**7**	**224**
				(7)	(7)
-	**-**	**-**	**-**	**-**	**217**
					(605)
					389
-	**-**	**-**	**-**	**-**	**1**
					(1)
-	**-**	**-**	**-**	**-**	**-**

Reclassification of net income from operating leases

Some leases contracted by the BNP Paribas Group as lessor qualify as operating leases under IFRS but were treated as finance leases under French GAAP. In the French GAAP financial statements, these leases generated income that was recorded partly in "Net interest income" (EUR 261 million) and partly in "Commission income" (EUR 2 million). Under IFRS, this income has been reclassified in full to "Net income from other activities". In addition, ancillary revenues generated by these leasing activities, mainly in the form of recharges of future maintenance costs, have been reclassified from "Commission income" (amount: EUR 213 million) and "Net other banking income" (amount: EUR 16 million) to "Net income from other activities".

Reclassification of "Net other banking income"

Items included in "Net other banking income" under French GAAP (apart from income generated by operating leases, as described in the previous paragraph), have been reallocated to other lines within net banking income according to the nature of the income or expense. In particular, EUR 56 million has been reclassified to "Interest income", payment instrument charges of EUR 113 million have been reclassified to "Commission income", and EUR 153 million of income (mainly comprising rental income from investment property) has been reclassified to "Net income from other activities".

1.a.2 Principal restatements made to comply with 2004 IFRS

In millions of euros	PP&E used in operations and investment property	Intangible assets	Leases
	IAS 16, IAS 40	IAS 38	IAS 17
Net interest income			(5)
Net commission income			
Net gain/loss on financial instruments at fair value through profit or loss			
Net gain/loss on available-for-sale financial assets			
Net income from other activities	7		(21)
Net banking income	**7**	**-**	**(26)**
Operating expenses		2	3
Depreciation, amortisation and impairment	1	(13)	(1)
Gross operating income	**8**	**(11)**	**(24)**
Cost of risk			
Operating income	**8**	**(11)**	**(24)**
Share of earnings of associates			
Net gain/loss on non-current assets			
Amortisation of goodwill			
Movements in reserve for general banking risks			
Pre-tax net income	**8**	**(11)**	**(24)**
Corporate income tax	5	4	10
Net income	**13**	**(7)**	**(14)**
of which minority interests	8		1
Net income before minority interests	**5**	**(7)**	**(15)**

Note 1.c provides an explanation, for each standard, of the principal restatements made to comply with 2004 IFRS.

Share-based payment	Employee benefit obligations	Consolidation	Reserve for general banking risks	Other IAS/IFRS	Total Restatements
IFRS 2	IAS 19	IAS 31 & IAS 36	IAS 37		IFRS 2004
		(7)		(6)	(18)
		13		(1)	12
	11			(3)	8
		(21)			(21)
				(1)	(15)
-	**11**	**(15)**	**-**	**(11)**	**(34)**
(115)	54	(27)			(83)
				1	(12)
(115)	**65**	**(42)**	**-**	**(10)**	**(129)**
					-
(115)	**65**	**(42)**	**-**	**(10)**	**(129)**
	2	210		1	213
		(169)		(5)	(174)
		391			391
			(88)		(88)
(115)	**67**	**390**	**(88)**	**(14)**	**213**
18	(23)	53	2	(2)	67
(97)	**44**	**443**	**(86)**	**(16)**	**280**
		6	(1)	(5)	9
(97)	**44**	**437**	**(85)**	**(11)**	**271**

1.b Transition of balance sheet at 31 December 2004 and 1 January 2005

In millions of euros	31 Dec. 2004 French GAAP	Reclassifications 2004 IFRS	Restatements 2004 IFRS
		1.b.1	1.b.3
ASSETS			
Cash and amounts due from central banks and post office banks	6,843		2
Securities portfolio	273,676	65,319	(392)
- Treasury bills and money-market instruments	128,400		1
- Bonds and other fixed-income instruments	66,899	39,367	256
- Equities and other variable-income instruments	72,254	25,952	(156)
- Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	6,123		(493)
Financial assets at fair value through profit or loss			
Derivatives used for hedging purposes			
Available-for-sale financial assets			
Loans and receivables due from credit institutions	180,443	991	221
Loans and receivables due from customers	258,080	(4,700)	11,646
- Loans and receivables	237,508	43	11,655
- Finance lease receivables	20,572	(4,743)	(9)
Held-to-maturity financial assets			
Insurance company investments	69,501	(69,501)	
Current and deferred tax assets		1,474	402
Accrued income and other assets	99,808	112	143
Investments in associates	1,761	203	470
Property, plant and equipment and intangible assets	9,582	5,778	(854)
- Investment property	3,773	1,309	90
- Property, plant and equipment	4,231	4,476	(548)
- Intangible assets	1,578	(7)	(396)
Goodwill	6,244	(203)	367
Total assets	905,938	(527)	12,005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Due to central banks and post office banks	256		
Financial liabilities at fair value through profit or loss			
Derivatives used for hedging purposes			
Due to credit institutions	244,707		57
Due to customers	237,712	1,245	(1,038)
Debt securities	103,966		12,544
Remeasurement adjustment on interest-rate risk hedged portfolios			
Current and deferred tax liabilities		1,449	(83)
Technical reserves of insurance companies	69,378	(1,200)	(249)
Accrued expenses and other liabilities	198,128	(2,021)	104
Negative goodwill	15		(15)
Provisions for contingencies and charges	3,764	-	812
Subordinated debt	12,242		354
Reserve for general banking risks	752		(752)
Shareholders' equity	30,194	-	182
Share capital and additional paid-in capital	12,109		
Retained earnings	14,206		(706)
Unrealised or deferred gains and losses	(789)		617
Net income for the period	4,668		271
Minority interests	4,824		89
Total liabilities and shareholders' equity	905,938	(527)	12,005

31 Dec. 2004	Reclassifications	Restatements	1 January 2005
2004 IFRS	IAS 32, IAS 39 and IFRS 4		EU IFRS
	1.b.2	1.b.4	
6,845	43		6,888
338,603	(338,603)		
128,401	(128,401)		
106,522	(106,522)		
98,050	(98,050)		
5,630	(5,630)		
	538,526	984	539,510
	402	2,179	2,581
	69,761	6,017	75,778
181,655	(140,702)	30	40,983
265,026	(19,920)	(878)	244,228
249,206	(19,920)	(851)	228,435
15,820	-	(27)	15,793
	26,130		26,130
-			-
1,876	-	264	2,140
100,063	(58,684)	(47)	41,332
2,434	-	286	2,720
14,506	(621)	-	13,885
5,172	(621)		4,551
8,159	-		8,159
1,175	-		1,175
6,408	(80)		6,328
917,416	76,252	8,835	1,002,503
256	-		256
	454,704	2,422	457,126
	155	295	450
244,764	(144,671)	95	100,188
237,919	(26,431)	(1)	211,487
116,510	(38,923)	10	77,597
	-	1,022	1,022
1,366	-	287	1,653
67,929	(5,525)	2,114	64,518
196,211	(162,236)	81	34,056
-	-		-
4,576	(758)	165	3,983
12,596	(63)	509	13,042
-	-		-
30,376	-	1, 935	32,311
12,109	-		12,109
13,500	-	(1,830)	11,670
(172)	-	3,765	3,593
4,939	-		4,939
4,913	-	(99)	4,814
917,416	76,252	8,835	1,002,503

1.b.1 Principal restatements made at 31 December 2004 to comply with 2004 IFRS, in accordance with the presentational rules adopted in France

In millions of euros	Reallocation of insurance company investments	Goodwill on associates	Reclassification of technical reserves of insurance companies	Equipment leases qualifying as operating leases	Reclassification of tax to specific account	Other reclas-sifications	Total Reclas-sifications
ASSETS							
Securities portfolio	**65,249**	**-**	**-**	**-**	**-**	**70**	**65,319**
- Bonds and other fixed-income instruments	39,367						39,367
- Equities and other variable-income instruments	25,882					70	25,952
Loans and receivables due from credit institutions	**991**						**991**
Loans and receivables due from customers	**13**	**-**	**-**	**(4,713)**	**-**	**-**	**(4,700)**
- Loans and receivables	13			30			43
- Finance lease receivables				(4,743)			(4,743)
Insurance company investments	**(69,501)**						**(69,501)**
Current and deferred tax assets					**1,474**		**1,474**
Accrued income and other assets	**2,075**			**73**	**(1,474)**	**(562)**	**112**
Investments in associates		**203**					**203**
Property, plant and equipment and intangible assets	**1,173**	**-**	**45**	**4,640**	**-**	**(80)**	**5,778**
- Investment property	1,173		45			91	1,309
- Property, plant and equipment				4,640		(164)	4,476
- Intangible assets						(7)	(7)
Goodwill		**(203)**					**(203)**
Total assets	**-**	**-**	**45**	**-**	**-**	**(572)**	**(527)**
LIABILITIES AND SHAREHOLDERS' EQUITY							
Due to customers			**1,245**				**1,245**
Current and deferred tax liabilities					**1,449**	**-**	**1,449**
Technical reserves of insurance companies			**(1,200)**				**(1,200)**
Accrued expenses and other liabilities					**(1,449)**	**(572)**	**(2,021)**
Total liabilities and shareholders' equity	**-**	**-**	**45**	**-**	**-**	**(572)**	**(527)**

Reallocation of insurance company investments

Under French GAAP, insurance company investments (EUR 69,501 million) were recorded on a separate line that included property investments, admissible investments related to unit-linked business, and any other admissible investment related to insurance contracts (especially life insurance contracts).

Under IFRS, these investments have been reclassified by type. Property investments (EUR 1,173 million) have been reclassified under "Investment property". Financial investments held by insurance companies using fixed-income or variable-income securities as the underlying asset have been reclassified to the relevant category of securities, resulting in the reclassification of EUR 39,367 million to "Bonds and other fixed-income instruments" and EUR 25,882 million to "Equities and other variable-income instruments". An amount of EUR 991 million has been reclassified to "Loans and receivables due from credit institutions", and the "Reinsurers' share of technical reserves", totalling EUR 2,075 million, has been reclassified to "Accrued income and other assets".

Goodwill on investments in associates

Goodwill arising on investments in associates (companies accounted for under the equity method) but not yet amortised, amounting to EUR 203 million at 31 December 2004, has been reclassified from "Goodwill" and is now included in the line "Investments in associates".

Reclassification of technical reserves of insurance companies

Technical reserves that have the characteristics of amounts due to reinsurers have been reclassified to "Due to customers" on the liabilities side of the balance sheet (EUR 1,245 million).

Equipment leases

Certain equipment leases that qualify as operating leases under IFRS were treated as finance leases under French GAAP and hence recorded as customer items under "Leasing receivables" in the balance sheet. Under IAS 16 and IAS 17, assets leased under operating leases are now recognised as property, plant and equipment in the lessor's balance sheet (impact at 31 December 2004: EUR 4,640 million).

1.b.2 Principal reclassifications made at 1 January 2005 relating to the application of IAS 32, IAS 39 and IFRS 4

In millions of euros	Reallocation of securities portfolio	Designation of liabilities at fair value through profit or loss (fair value option)	Reclass-ification of repurchase agreements	Recognition of derivatives in the balance sheet	Liabilities related to securities transactions	Other reclass-ifications	Total Reclass-ifications
ASSETS							
Cash and amounts due from central banks and post office banks	43						43
Securities portfolio	(338,603)	-	-	-	-	-	(338,603)
- Treasury bills and money-market instruments	(128,401)						(128,401)
- Bonds and other fixed-income instruments	(106,522)						(106,522)
- Equities and other variable-income instruments	(98,050)						(98,050)
- Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	(5,630)						(5,630)
Financial assets at fair value through profit or loss	229,140		165,181	143,333		872	538,526
Derivatives used for hedging purposes				402			402
Available-for-sale financial assets	69,232					529	69,761
Loans and receivables due from credit institutions	1,199		(144,598)			2,697	(140,702)
Loans and receivables due from customers	716	-	(20,583)	-	-	(53)	(19,920)
- Loans and receivables	716		(20,583)			(53)	(19,920)
Held-to-maturity financial assets	26,130						26,130
Accrued income and other assets				(54,248)		(4,436)	(58,684)
Property, plant and equipment and intangible assets	-	-	-	-	-	(621)	(621)
- Investment property						(621)	(621)
Goodwill						(80)	(80)
Total assets	(12,143)	-	-	89,487	-	(1,092)	76,252
LIABILITIES AND SHAREHOLDERS' EQUITY							
Financial liabilities at fair value through profit or loss	(12,467)	33,365	178,761	149,144	103,012	2,889	454,704
Derivatives used for hedging purposes				155			155
Due to credit institutions	(72)	(1,146)	(141,099)			(2,354)	(144,671)
Due to customers	(460)	(327)	(37,662)			12,018	(26,431)
Debt securities	(163)	(31,634)				(7,126)	(38,923)
Accrued expenses and other liabilities	1,019			(59,812)	(103,012)	(431)	(162,236)
Technical reserves of insurance companies						(5,525)	(5,525)
Provisions for contingencies and charges						(758)	(758)
Subordinated debt		(258)				195	(63)
Total liabilities and shareholders' equity	(12,143)	-	-	89,487	-	(1,092)	76,252

Securities portfolio

The application of IAS 32 and IAS 39 at 1 January 2005 has led to the reclassification of components of the securities portfolio to comply with the new rules requiring financial instruments to be classified by management intention and method of measurement.

At 31 December 2004, the securities portfolio amounted to EUR 338,603 million, after reclassification of insurance company investments. Of this total, EUR 229,140 million was classified as assets at fair value through profit or loss, EUR 69,232 million as available-for-sale assets, EUR 26,130 million as held-to-maturity assets, and EUR 12,467 million as borrowed securities, which are no longer recognised as assets under IFRS.

Fair value option (designation of liabilities as fair value through profit or loss)

In June 2005, the IASB issued an amendment to IAS 39 that allows the measurement at fair value of certain liabilities issued by an enterprise that are not part of the trading portfolio and that include embedded derivatives which are themselves hedged by derivative financial instruments. Because this amendment was adopted by the European Union in 2005, BNP Paribas has applied it with effect from 1 January 2005, and has used the fair value option to designate the following as "Financial liabilities at fair value through profit or loss" as of that date: debt securities of EUR 31,634 million, subordinated debt of EUR 258 million, and structured debt issues of EUR 1,146 million (interbank items) and EUR 327 million (customer items).

Reclassification of repurchase agreements initiated for trading purposes

Securities received under repurchase agreements, classified in "Loans and receivables due from credit institutions" under French GAAP, are presented at 1 January 2005 under "Financial assets at fair value through profit or loss"; the amount involved is EUR 144,598 million. A similar reclassification has been made for the EUR 20,583 million of securities received under repurchase agreements previously classified in "Loans and receivables due from customers".

On the liabilities side of the balance sheet, EUR 141,099 million and EUR 37,662 million relating to securities given under repurchase agreements with credit institutions and customers respectively have been reclassified to "Financial liabilities at fair value through profit or loss".

Balance sheet recognition of derivative instruments

Some derivative instruments were already recognised in the balance sheet under French GAAP, mainly in "Accrued income and other assets" (EUR 54,248 million) and "Accrued expenses and other liabilities" (EUR 59,812 million). These consisted of trading account derivatives already measured at market value under French GAAP, and premiums on options used in connection with hedging strategies. The amounts recognised under French GAAP represented the net remeasured value of each portfolio, shown as an asset if the net amount was positive and as a liability if the net amount was negative. These items have been reclassified as financial assets or financial liabilities at fair value through profit or loss as appropriate, and by individual instrument rather than by portfolios of instruments. The effect is to increase total assets and total liabilities by EUR 89,487 million.

Liabilities related to securities transactions

Liabilities related to short selling of securities and securities borrowing, classified in "Accrued expenses and other liabilities" under French GAAP and totalling EUR 103,012 million, have been reclassified to "Financial liabilities at fair value through profit or loss" in the EU IFRS balance sheet.

1.b.3 Restatements made at 31 December 2004 to comply with 2004 IFRS

In millions of euros	PP&E used in operations, investment property IAS 16 & 40	Intangible assets IAS 38	Leases IAS 17	Share-based payment IFRS 2	Employee benefit obligations IAS 19	Consolidation IAS 27, 28, 31 & 36	Reserve for general banking risks IAS 37	Other IAS/ IFRS	Total Restatements IFRS 2004
ASSETS									
Cash and amounts due from central banks and post office banks						2			2
Securities portfolio	-	-	-	-	-	(392)	-	-	(392)
- Treasury bills and money-market instruments						1			1
- Bonds and other fixed-income instruments						256			256
- Equities and other variable-income instruments						(156)			(156)
- Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment						(493)			(493)
Loans and receivables due from credit institutions						221			221
Loans and receivables due from customers	-	-	(9)	-	-	11,655	-	-	11,646
Current and deferred tax assets	(6)	136	43	(15)	189	41	2	12	402
Accrued income and other assets			(16)	(140)		300		(1)	143
Investments in associates	1		(1)		(1)	460		11	470
Property, plant and equipment and intangible assets	(370)	(396)	(88)	-	-	-	-	-	(854)
- Investment property	90								90
- Property, plant and equipment	(460)		(88)						(548)
- Intangible assets		(396)							(396)
Goodwill						375		(8)	367
Total assets	(375)	(260)	(71)	(155)	188	12,662	2	14	12,005
LIABILITIES AND SHAREHOLDERS' EQUITY									
Due to credit institutions						57			57
Due to customers						(1,038)			(1,038)
Debt securities						12,544			12,544
Current and deferred tax liabilities	(150)		11			51	1	4	(83)
Technical reserves of insurance companies					(249)				(249)
Accrued expenses and other liabilities	(26)			(153)		258	3	22	104
Goodwill						(15)			(15)
Provisions for contingencies and charges			(18)		873	(40)		(3)	812
Subordinated debt						354			354
Reserve for general banking risks							(752)		(752)
Shareholders' equity:	(238)	(260)	(61)	(2)	(437)	447	750	(17)	182
- Share capital									-
- Additional paid-in capital	(312)								(312)
- Retained earnings	69	(253)	(46)	95	(481)	10	835	(6)	223
- Net income for the period	5	(7)	(15)	(97)	44	437	(85)	(11)	271
Minority interests	39		(3)		1	44		8	89
Total liabilities and shareholders' equity	(375)	(260)	(71)	(155)	188	12,662	2	14	12,005

1.b.4 Restatements made at 1 January 2005 to comply with IAS 32, IAS 39 and IFRS 4

In millions of euros	*Impairment for credit risk*	*Measurement of financial instruments at fair value through profit or loss*	*Day one profit on financial instruments*
ASSETS			
Financial assets at fair value through profit or loss		680	56
Derivatives used for hedging purposes			
Available-for-sale financial assets			
Loans and receivables due from credit institutions	(1)		
Loans and receivables due from customers	(929)	9	
Current and deferred tax assets	288	248	134
Accrued income and other assets		(103)	
Investments in associates	(78)	22	
Total assets	(720)	856	190
LIABILITIES AND SHAREHOLDERS' EQUITY			
Financial liabilities at fair value through profit or loss		1,392	660
Derivatives used for hedging purposes		35	
Due to credit institutions			
Due to customers			
Debt securities		4	
Remeasurement adjustment on interest-rate risk hedged portfolios			
Current and deferred tax liabilities			
Technical reserves of insurance companies			
Accrued expenses and other liabilities		(31)	31
Provisions for contingencies and charges	(73)	(84)	
Subordinated debt			
Shareholders' equity:	(635)	(437)	(501)
Retained earnings	(635)	(437)	(501)
Unrealised or deferred gains and losses			
Minority interests	(12)	(23)	-
Total liabilities and shareholders' equity	(720)	856	190

The restatements made at 1 January 2005 to comply with IAS 32, IAS 39 and IFRS 4, as published in the document entitled "Effects of the transition to IFRS on the financial statements for the year ended 31 December 2004" filed on 16 September 2005 as a supplement to the *Document de référence*, have been adjusted to take account of put options granted by BNP Paribas to some minority shareholders of subsidiaries under the exclusive control of BNP Paribas, and of a call option granted to the shareholders of a non-consolidated jointly-controlled subsidiary.

The value of these options has been offset against minority interests (amount involved: EUR 51 million) and against retained earnings attributable to BNP Paribas shareholders

Provision for regulated savings products	Net unrealised gains on securities portfolio	Net unrealised gains on derivatives used for hedging purposes	Fair value hedges	Other items	Total EU IFRS restatements
				248	984
		548	1,631	-	2,179
	5,624		168	225	6,017
			25	6	30
(28)			7	63	(878)
129			(503)	(32)	264
			(5)	61	(47)
	350	(2)		(6)	286
101	5,974	546	1,323	565	8,835
				370	2,422
		67	194	(1)	295
			95	-	95
				(1)	(1)
			6	-	10
			1,022	-	1,022
	677	97	(503)	16	287
	1,965			149	2,114
		(47)		128	81
347				(25)	165
			509	-	509
(246)	3,329	436	-	(11)	1,935
(246)				(11)	(1,830)
	3,329	436		-	3,765
-	3	(7)		(60)	(99)
101	5,974	546	1,323	565	8,835

(amount involved : EUR 49 million), in line with the accounting policy adopted by BNP Paribas and disclosed in note 2, "Principal accounting policies applied by the BNP Paribas Group".

1.c Notes on principal restatements made to comply with IFRS

1.c.1 Restatements made to comply with 2004 IFRS

Property, plant and equipment and intangible assets used in operations, investment property (IAS 16, IAS 40)

As allowed under IAS 16, IAS 36 and IAS 40, the BNP Paribas Group has elected to use the historical cost method to measure property, plant and equipment and intangible assets used in operations, investment property, and any impairment of such assets. This elective treatment has the effect of cancelling out revaluations made by the Group to certain operating assets during the 1990s, and of introducing the component-based method.

The effect of these restatements at 1 January 2004, net of deferred taxes, is to reduce additional paid-in capital by EUR 312 million as a result of the adjustment to the value of property, plant and equipment and intangible assets, and to increase retained earnings by EUR 43 million as a result of applying the component-based approach.

Restatement in millions of euros	1 January 2005	1 January 2004
ASSETS	IAS 16, IAS 40	
Current and deferred tax assets	(6)	(13)
Investments in associates	1	1
Property, plant and equipment and intangible assets	(370)	(378)
Investment property	90	83
Property, plant and equipment	(460)	(461)
Total assets	**(375)**	**(390)**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current and deferred tax liabilities	(150)	(152)
Accrued expenses and other liabilities	(26)	-
Shareholders' equity:	(238)	(269)
Additional paid-in capital	(312)	(312)
Retained earnings	69	43
Net income for the period	5	-
Minority interests	39	31
Total liabilities and shareholders' equity	**(375)**	**(390)**
PROFIT AND LOSS ACCOUNT	2004	
Net banking income	7	
Depreciation, amortisation and impairment	1	
Corporate income tax	5	
Net income	**13**	
of which minority interests	8	
Net income, before minority interests	**5**	

Intangible assets: software (IAS 38)

Under French GAAP, software developed internally by the BNP Paribas Group is amortised on a straight-line basis over five years. The application of IAS 38 has led BNP Paribas to redefine the criteria for capitalising internal development costs, and to apply different amortisation periods according to the nature of the software.

The effect of this restatement, net of deferred taxes, is to reduce retained earnings at 1 January 2004 by EUR 253 million.

In millions of euros	1 January 2005	1 January 2004
ASSETS	IAS 38	
Current and deferred tax assets	136	132
Property, plant and equipment and intangible assets	(396)	(385)
Intangible assets	(396)	(385)
Total assets	**(260)**	**(253)**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity:	(260)	(253)
Retained earnings	(253)	(253)
Net income for the period	(7)	-
Total liabilities and shareholders' equity	**(260)**	**(253)**
PROFIT AND LOSS ACCOUNT	2004	
Operating expense	2	
Depreciation, amortisation and impairment	(13)	
Corporate income tax	4	
Net income, before minority interests	**(7)**	

Assets leased under operating leases – lessor accounting (IAS 17)

Unlike French GAAP, IFRS do not allow lessors to use actuarial depreciation methods in accounting for operating leases. In addition, the depreciated amount of the leased asset is calculated net of its remeasured residual value, with each remeasurement of residual value reflected in a prospective change to annual depreciation expense. IFRS also require direct negotiating costs and net arrangement fees incurred on inception of the lease to be included in the depreciable amount of the asset.

The effect of this restatement, net of deferred taxes, is to reduce retained earnings at 1 January 2004 by EUR 46 million.

In millions of euros	1 January 2005	1 January 2004
ASSETS	IAS 17	
Loans and receivables due from customers	(9)	(5)
Current and deferred tax assets	43	33
Accrued income and other assets	(16)	(17)
Investments in associates	(1)	(1)
Property, plant and equipment and intangible assets	(88)	(68)
Property, plant and equipment	(88)	(68)
Total assets	(71)	(58)
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current and deferred tax liabilities	11	10
Provisions for contingencies and charges	(18)	(18)
Shareholders' equity:	(61)	(46)
Retained earnings	(46)	(46)
Net income for the period	(15)	-
Minority interests	(3)	(4)
Total liabilities and shareholders' equity	(71)	(58)

PROFIT AND LOSS ACCOUNT	2004
Net banking income	(26)
Operating expense	3
Depreciation, amortisation and impairment	(1)
Corporate income tax	10
Net income	(14)
Of which minority interests	1
Net income, before minority interests	(15)

BNP Paribas share-based payment plans (IFRS 2)

Under IFRS 2, stock option plans granted to employees and share-based deferred bonuses are treated as a cost. This means that an expense must be recognised equal to the value of the options and shares granted as consideration for the services rendered by the employees.

The effect of this restatement, net of deferred taxes, is to increase retained earnings at 1 January 2004 by EUR 89 million.

In millions of euros	1 January 2005	1 January 2004
ASSETS	IFRS 2	
Current and deferred tax assets	(15)	(33)
Accrued income and other assets	(140)	(63)
Total assets	(155)	(96)
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses and other liabilities	(153)	(185)
Shareholders' equity:	(2)	89
Retained earnings	95	89
Net income for the period	(97)	-
Total liabilities and shareholders' equity	(155)	(96)

PROFIT AND LOSS ACCOUNT	2004
Operating expense	(115)
Corporate income tax	18
Net income, before minority interests	(97)

Employee benefits (IAS 19)

Non-French employee benefits

BNP Paribas has elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date. The effect of this restatement, net of deferred taxes, is to reduce retained earnings by EUR 152 million.

Obligations to former BNP employees in France in respect of top-up banking industry pensions

The BNP Paribas Group has made a provision to cover its obligations in respect of the rights to top-up banking industry pensions vested in former BNP employees to 31 December 1993, and has written off in full the residual portion of the lump-sum payment made in 1994 to nationwide pension organisations in return for the transfer of the pension plans of the employees in question to these organisations. The effect of these two restatements, net of deferred taxes, is to reduce retained earnings at 1 January 2004 by EUR 359 million.

Retirement bonuses

BNP Paribas has applied the accounting treatment prescribed by the French accounting authorities *(Conseil National de la Comptabilité)* for the impact of the French Pension Reform Act of 2004 on retirement bonuses. Consequently, the provision recorded in 2003 was written off against equity at 1 January 2004, and the past service cost is being recognised in profit or loss over the residual vesting period. The effect of this restatement, net of deferred taxes, is to increase retained earnings at 1 January 2004 by EUR 180 million.

Mutual insurance plan obligations

The BNP Paribas mutual insurance plan, which entitles its members to supplementary healthcare benefits, has been reformed. Two separate plans have been established within the overall framework of the mutual plan:

- The plan for retired employees, in respect of which BNP Paribas extinguished its obligations by making a lump sum payment, the effect of which (net of deferred taxes) is to reduce retained earnings by EUR 97 million at 1 January 2004.
- The plan for active employees, which qualifies as a defined-contribution plan.

Other restatements

Various other restatements have the effect of reducing retained earnings by EUR 53 million. The main impact arises from the use of specific discounting rates that take account of the future settlement date of each type of obligation, and of inflation rates that take account of the payment date of the benefits (as opposed to French GAAP, which permitted the use of a single standard rate).

In millions of euros	1 January 2005	1 January 2004
ASSETS	IAS 19	
Current and deferred tax assets	189	213
Investments in associates	(1)	(3)
Total assets	188	210
LIABILITIES AND SHAREHOLDERS' EQUITY		
Technical reserves of insurance companies	(249)	(238)
Provisions for contingencies and charges	873	928
Shareholders' equity:	(437)	(481)
Retained earnings	(481)	(481)
Net income for the period	44	-
Minority interests	1	1
Total liabilities and shareholders' equity	188	210
PROFIT AND LOSS ACCOUNT	2004	
Net banking income	11	
Operating expense	54	
Share of earnings of associates	2	
Corporate income tax	(23)	
Net income, before minority interests	44	

Consolidation: changes to scope of consolidation (IAS 27, IAS 28, IAS 31 and SIC 12) and amortisation of goodwill (IAS 36 and IFRS 3)

As permitted under IFRS 1, BNP Paribas has elected not to restate business combinations that took place before 1 January 2004. Under IAS 27, IAS 28 and IAS 31, the scope of consolidation has changed and goodwill is no longer amortised.

1. The main changes to the scope of consolidation relate to:

- Consolidation of special-purpose entities related to proprietary and third-party securitisation programmes that meet the consolidation criteria set out in interpretation SIC 12. The effect of this restatement, net of deferred taxes, is to increase retained earnings at 1 January 2004 by EUR 8 million.
- Consolidation of directly-held Private Equity investments.

  Profit and loss account items of entities newly recognised as associates (i.e., accounted for by the equity method) under IFRS increase 2004 net income by EUR 210 million.

  In addition, "Net gain/loss on non-current assets" is reduced by EUR 169 million as a result of (i) the adjustment made at 1 January 2004 in respect of entities newly recognised as associates that were divested in 2004, and (ii) the new method of recognising gains and losses on disposal realised by mutual funds in which the Group holds units.

2. IAS 12 also requires a deferred tax liability to be recognised on the reserves of associates if the BNP Paribas Group does not control the distribution of dividends.

The effect of this adjustment is to reduce retained earnings at 1 January 2004 by EUR 10 million.

3. Amortisation of goodwill, which was allowed under French GAAP, is disallowed under IFRS 3, which instead requires an annual impairment test. The impairment tests conducted by BNP Paribas indicate that there was no impairment of goodwill at either 1 January 2004 or 1 January 2005. The reversal of the amortisation charged under French GAAP in 2004 increases net income for 2004, as reported under IFRS, by EUR 391 million.

In millions of euros	1 January 2005	1 January 2004
ASSETS	IAS 27, 28, 31, 36, SIC 12 & IFRS 3	
Cash and amounts due from central banks and post office banks	2	2
Securities portfolio	(392)	(260)
Treasury bills and money-market instruments	1	1
Bonds and other fixed-income instruments	256	256
Equities and other variable-income instruments	(156)	(156)
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	(493)	(361)
Loans and receivables due from credit institutions	221	221
Loans and receivables due from customers	11,655	11,652
Current and deferred tax assets	41	-
Accrued income and other assets	300	303
Investments in associates	460	304
Goodwill	375	-
Total assets	12,662	12,222
LIABILITIES AND SHAREHOLDERS' EQUITY		
Due to credit institutions	57	57
Due to customers	(1,038)	(1,038)
Debt securities	12,544	12,544
Current and deferred tax liabilities	51	66
Accrued expenses and other liabilities	258	258
Goodwill	(15)	(18)
Provisions for contingencies and charges	(40)	(40)
Subordinated debt	354	354
Shareholders' equity:	447	1
Retained earnings	10	1
Net income for the period	437	-
Minority interests	44	38
Total liabilities and shareholders' equity	12,662	12,222

PROFIT AND LOSS ACCOUNT	2004
Net banking income	(15)
Operating expense	(27)
Share of earnings of associates	210
Net gain/loss on non-current assets	(169)
Changes in value of goodwill	391
Corporate income tax	53
Net income	443
Of which minority interests	6
Net income, before minority interests	437

Reserve for general banking risks (IAS 37)

The reserve for general banking risks recorded under French GAAP does not meet the criteria set out in IAS 37 for recognition as a liability, and hence has been written back to retained earnings. This has the effect of increasing shareholders' equity at 1 January 2004 by EUR 838 million.

In millions of euros	1 January 2005	1 January 2004
ASSETS	IAS 37	
Current and deferred tax assets	2	
Total assets	2	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current and deferred tax liabilities	1	1
Accrued expenses and other liabilities	3	
Reserve for general banking risks	(752)	(840)
Shareholders' equity:	750	838
Retained earnings	835	838
Net income for the period	(85)	-
Minority interests	-	1
Total liabilities and shareholders' equity	2	-

PROFIT AND LOSS ACCOUNT	2004
Movements in reserve for general banking risks	(88)
Corporate income tax	2
Net income	(86)
Of which minority interests	(1)
Net income, before minority interests	(85)

1.c.2 Restatements made to comply with IAS 32, IAS 39 and IFRS 4

Credit risk provisions

Specific impairment

IAS 39 does not alter the criteria for identifying impaired loans. However, the method of calculating impairment must now take into account the future cash flows from expected recoveries of interest and principal on impaired loans, discounted at the original effective interest rate of the loan. Discounting the recoverable cash flows used in the calculation of impairment has the effect of reducing retained earnings at 1 January 2005 by EUR 480 million, net of deferred taxes.

Portfolio impairment

IAS 39 requires impairment to be assessed on the basis of portfolios of loans which present objective characteristics of collective impairment where it is not possible to identify impaired loans individually.

BNP Paribas has reversed the provisions for country risk (EUR 1,416 million at 1 January 2005) and for general or industry risks (EUR 730 million at 1 January 2005) set up under French GAAP, which do not meet the criteria for provisions under IAS 39. They have been replaced by portfolio impairment provisions of EUR 2,365 million. These restatements have the effect, net of deferred taxes, of reducing retained earnings at 1 January 2005 by EUR 155 million.

In millions of euros at 1 January 2005	Impairment for credit risk
ASSETS	
Loans and receivables due from credit institutions	(1)
Loans and receivables due from customers	(929)
Current and deferred tax assets	288
Investments in associates	(78)
Total assets	(720)
LIABILITIES AND SHAREHOLDERS' EQUITY	
Provisions for contingencies and charges	(73)
Shareholders' equity:	(635)
Retained earnings	(635)
Minority interests	(12)
Total liabilities and shareholders' equity	(720)

Measurement of financial instruments at fair value through profit or loss

Disqualification of hedging instruments and remeasurement of other financial instruments reclassified as assets or liabilities at fair value through profit or loss

Under IAS 39 and IFRS 1, swaps used to hedge securities that were classified as held-to-maturity under French GAAP and continue to be classified as such under IFRS no longer qualify for hedge accounting, because interest rate risk on this category of securities cannot be a hedged item under IAS 39. These swaps have therefore been reclassified as trading account securities.

Because written options do not meet the criteria for hedging instruments, the related hedging strategies are disqualified from hedge accounting, and the options used in connection with these strategies have been reclassified as "financial instruments at fair value through profit or loss".

The designation of certain financial instruments as "fair value through profit or loss" under the fair value option (see Note 1.b.2) has required the remeasurement of these instruments, and of derivatives used to hedge them.

The effect of these restatements, net of deferred tax, is to reduce retained earnings at 1 January 2005 by EUR 407 million.

Measurement of positions arising from financial instruments traded in active markets

Under IAS 39 concerning the measurement of derivatives traded in active markets, short positions are measured at bid price and long positions at asking price. This differs from French GAAP, under which an average rate was used.

The effect of this restatement, net of deferred taxes, is to reduce retained earnings at 1 January 2005 by EUR 30 million.

In millions of euros at 1 January 2005	Measurement of financial instruments at fair value through profit or loss
ASSETS	
Financial assets at fair value through profit or loss	680
Loans and receivables due from customers	9
Current and deferred tax assets	248
Accrued income and other assets	(103)
Investments in associates	22
Total assets	856
LIABILITIES AND SHAREHOLDERS' EQUITY	
Financial liabilities at fair value through profit or loss	1,392
Derivatives used for hedging purposes	35
Debt securities	4
Accrued expenses and other liabilities	(31)
Provisions for contingencies and charges	(84)
Shareholders' equity:	(437)
Retained earnings	(437)
Minority interests	(23)
Total liabilities and shareholders' equity	856

Structured derivatives: restatement of initial margin (day one profit)

Financial instruments held for trading account purposes are measured at fair value through profit or loss. Fair value is based on market prices if the instrument is listed on an active market, or on market parameters if the Group has to use valuation models.

If there are no observable parameters to measure the value of an instrument, its value is deemed to be the transaction price. Initial margin (day one profit) recognised in the profit and loss account on transactions yet to mature at 1 January 2005 has been reversed out if the transaction was measured on the basis of non-observable market parameters.

The effect of this restatement, net of deferred taxes, is to reduce retained earnings at 1 January 2005 by EUR 501 million. The day one profit will be released to the profit and loss account over the period of non-observability of the market parameters used to measure the value of the instrument, or when the market parameters become observable.

In millions of euros at 1 January 2005	Day one profit on financial instruments
ASSETS	
Financial assets at fair value through profit or loss	56
Current and deferred tax assets	134
Total assets	190
LIABILITIES AND SHAREHOLDERS' EQUITY	
Financial liabilities at fair value through profit or loss	660
Accrued expenses and other liabilities	31
Shareholders' equity:	(501)
Retained earnings	(501)
Total liabilities and shareholders' equity	190

Provisions for savings products at regulated rates of interest

Under IFRS, a provision for contingencies and charges is required to cover the interest rate risk arising on home savings *(Epargne-Logement)* contracts due to the differential between the regulated rate and the market rate for similar instruments during the two phases (savings and loan) of the contract.

The effect of this restatement, net of deferred taxes, is to reduce retained earnings at 1 January 2005 by EUR 246 million.

In millions of euros at 1 January 2005	Provision for regulated savings products
ASSETS	
Loans and receivables due from customers	(28)
Current and deferred tax assets	129
Total assets	101
LIABILITIES AND SHAREHOLDERS' EQUITY	
Provisions for contingencies and charges	347
Shareholders' equity:	(246)
Retained earnings	(246)
Total liabilities and shareholders' equity	101

Net unrealised gains on the securities portfolio

The categories of securities which under French GAAP were recorded at the lower of cost or market (securities available for sale, participating interests, equity securities held for long-term investment, and some held-to-maturity securities) are now classified as "available-for-sale" and measured at fair value.

The remeasurement, amounting to EUR 3,329 million net of deferred taxes at 1 January 2005, has been taken to equity under "Unrealised or deferred gains and losses".

In millions of euros at 1 January 2005	Net unrealised gains on securities portfolio
ASSETS	
Derivatives used for hedging purposes	-
Available-for-sale financial assets	5,624
Investments in associates	350
Total assets	5,974
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current and deferred tax liabilities	677
Technical reserves of insurance companies	1,965
Shareholders' equity:	3,329
Unrealised or deferred gains and losses	3,329
Minority interests	3
Total liabilities and shareholders' equity	5,974

Net unrealised gains on derivative instruments designated as cash flow hedges

Derivative instruments contracted as cash flow hedges are recognised in the balance sheet at fair value under "Derivatives used for hedging purposes". Changes in the fair value of these instruments are taken to equity as "Unrealised or deferred gains or losses".

The remeasurement of derivative instruments designated as cash flow hedges at 1 January 2005 had a positive impact of EUR 436 million net of deferred taxes.

In millions of euros at 1 January 2005	Net unrealised gains on derivatives used for hedging purposes
ASSETS	
Derivatives used for hedging purposes	548
Investments in associates	(2)
Total assets	546
LIABILITIES AND SHAREHOLDERS' EQUITY	
Derivatives used for hedging purposes	67
Current and deferred tax liabilities	97
Accrued expenses and other liabilities	(47)
Shareholders' equity:	436
Unrealised or deferred gains and losses	436
Minority interests	(7)
Total liabilities and shareholders' equity	546

Financial instruments covered by fair value hedges

Financial instruments covered by fair value hedges are remeasured at fair value to the extent of the hedged risk, symmetrically with the designated hedging instrument. These hedging transactions have no effect on retained earnings at 1 January 2005.

Derivative instruments used to hedge the inherent interest rate risk of the demand deposit portfolio had a value of EUR 1,022 million at 1 January 2005.

In millions of euros at 1 January 2005	Fair value hedges
ASSETS	
Derivatives used for hedging purposes	1,631
Available-for-sale financial assets	168
Loans and receivables due from credit institutions	25
Loans and receivables due from customers	7
Current and deferred tax assets	(503)
Accrued income and other assets	(5)
Total assets	1,323
LIABILITIES AND SHAREHOLDERS' EQUITY	
Derivatives used for hedging purposes	194
Due to credit institutions	95
Debt securities	6
Remeasurement adjustment on interest-rate risk hedged portfolios	1,022
Current and deferred tax liabilities	(503)
Subordinated debt	509
Total liabilities and shareholders' equity	1,323

2. Summary of significant accounting policies applied by the BNP Paribas Group

2.a Accounting policies applied to the financial statements for the year ended 31 December 2004

Because IAS 32, IAS 39 and IFRS 4 were not applied to the comparative period (the year to 31 December 2004), in accordance with the option allowed under IFRS 1, the accounting policies previously applied under French GAAP and described in note 10 ("Financial statements prepared under French GAAP for the years ended 31 December 2003 and 2004") continued to apply in 2004 in the following areas:

- Consolidation method of insurance companies
- Interbank and money-market items, customer items (assets)
- Securities
- Interbank and money-market items, customer deposits (liabilities)
- Debt securities
- Country risk provisions
- Provisions for industry risks
- Forward financial instruments
- Recognition of revenue and expense
- Net additions to provisions for credit risks and country risks (cost of risk)

The areas in which IFRS apply with effect from 2004 are as follows:

CONSOLIDATION

Scope of consolidation

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, the consolidation of which is material to the Group. An enterprise is regarded as material if it contributes at least EUR 8 million to consolidated net banking income, EUR 4 million to consolidated gross operating income or net income before tax, or EUR 40 million to total consolidated assets. Entities that hold shares in consolidated enterprises are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;
- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);
- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks incident to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings, to a share of its net assets, to benefit from of one or more assets, or to receive the majority of the residual assets in the event of liquidation;
- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the risk exposure of outside investors is significantly reduced as a result of a guarantee from a Group company.

Consolidation methods

Enterprises under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an enterprise where it is in a position to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an enterprise. It also exists when the Group has power to govern the financial and operating policies of the enterprise under an agreement; to appoint or remove the majority of the members of the board of directors or equivalent governing body; or to cast the majority of votes at meetings of the board of directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Enterprises under joint control are accounted for using the proportionate consolidation method. The Group exercises joint control when under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Enterprises over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate

in the financial and operating policy decision-making of an enterprise without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an enterprise. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the enterprise through representation on the board of directors or equivalent governing body, exercises influence over the enterprise's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the enterprise's development.

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or constructive obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding cumulative preferred shares classified as equity instruments and issued by subsidiaries, and held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain/loss on non-current assets".

Consolidation procedures

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated enterprises, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Translation of financial statements expressed in foreign currencies

The consolidated financial statements of the BNP Paribas Group are expressed in euros.

The financial statements of enterprises whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of enterprises located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign enterprise, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

Business combinations and measurement of goodwill

- Business combinations

Business combinations are accounted for by the purchase method. Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are measured at fair value at the acquisition date except for non-current assets classified as assets held for sale, which are accounted for at fair value less costs to sell.

The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, and negative goodwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

• Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units [1], representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management methods; it is subject to regular review in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

• Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount.
If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, writing down the goodwill by the excess of the carrying amount of the unit over its recoverable amount.

• Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit and its value in use.

Fair value is the price that would be obtained from selling the unit at the market conditions prevailing at the date of measurement, as determined mainly by reference to actual prices of recent transactions involving similar entities or on the basis of stock market multiples for comparable companies.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management and from analyses of long-term trends of the market positioning of the unit's activities. These cash flows are discounted at a rate that reflects the return that investors would require from an investment in the business sector and region involved.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight-line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general and technical installations; and 10 years for fixtures and fittings.

(1) As defined by IAS 36.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years or 5 years in the case of software developed primarily for the purpose of providing services to customers.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in "Net gain/loss on non-current assets".

Gains and losses on disposals of investment property are recognised in the profit and loss account in "Income from other activities" or "Expenses on other activities".

LEASES

Lessor accounting:

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases:

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases:

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight-line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

Lessee accounting:

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases:

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease.
A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payment, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases:

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight-line basis over the lease term.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within twelve months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".

Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.

Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale. All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits;
- post-employment benefits, including top-up banking industry pensions in France and pension plans in other countries, some of which are operated through pension funds.

• Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

• Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within twelve months after the end of the period in which the employees render the associated service. This relates in particular to compensation deferred for more than twelve months, which is accrued in the financial statements for the period in which it is earned.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

• Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than twelve months after the balance sheet date are discounted.

• Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined-contribution plans and defined-benefit plans.

Defined contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined benefit schemes give rise to an obligation for the Group. This obligation must be measured and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or constructive obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined-benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. This method takes account of various parameters such as demographic assumptions, the probability that employees will leave before retirement age, salary inflation, a discount rate, and the general inflation rate. The value of any plan assets is deducted from the amount of the obligation.

Where the value of the plan assets exceeds the amount of the obligation, an asset is recognised if it represents a future economic benefit for the Group in the form of a reduction in future contributions or a future partial refund of amounts paid into the plan.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, starting in the following period, only that portion of actuarial gains and losses that exceeds the greater

of (i) 10% of the present value of the gross defined-benefit obligation or (ii) 10% of the fair value of plan assets at the end of the previous period. This amount is taken to profit or loss over the average remaining working life of the employees.

The effects of plan amendments on past service cost are recognised in profit or loss over the full vesting period of the amended benefits.

The annual expense recognised in the profit and loss account under "Salaries and employee benefits" in respect of defined-benefit plans comprises the current service cost (the rights vested in each employee during the period in return for service rendered), interest cost (the effect of discounting the obligation), the expected return on plan assets, amortisation of actuarial gains and losses and past service cost arising from plan amendments, and the effect of any plan curtailments or settlements.

SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or of a cash payment of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group grants stock subscription option plans and deferred share-based compensation plans to employees, and also offers them the possibility of subscribing for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment. This expense, the credit entry for which is posted to shareholders' equity, is calculated on the basis of the overall plan value, determined at the grant date by the Board of Directors.

In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

A similar accounting treatment is applied to deferred share-based compensation plans.

- Share subscriptions offered to employees under the company savings plan

Share subscriptions offered to employees under the company savings plan (*Plan d'Épargne Entreprise*) do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of five years. This restriction is taken into account in measuring the benefit to the employees, which is reduced accordingly. The benefit equals the difference between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee at the subscription date, multiplied by the number of shares acquired.

PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences other than:

- taxable temporary differences on initial recognition of goodwill;
- taxable temporary differences on investments in enterprises under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period. They are not discounted.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

2.b Accounting policies applied with effect from 1 January 2005

The accounting policies described below replace with effect from 1 January 2005 the policies previously applied to the areas listed in note 2.a.

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Loans and receivables

Loans and receivables include credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight line basis over the life of the commitment.

Regulated savings and loan contracts

Home savings accounts (*Comptes Épargne Logement* - "CEL") and home savings plans (*Plans d'Épargne Logement* - "PEL") are government-regulated retail products sold in France. They combine a savings phase and a loan phase which are inseparable, with the loan phase contingent upon the savings phase.

These products contain two types of obligation for BNP Paribas: (i) an obligation to pay interest on the savings for an indefinite period, at a rate set by the government on inception of the contract (in the case of PEL products) or at a rate reset every six months using an indexation formula set by law (in the case of CEL products); and (ii) an obligation to lend to the customer (at the customer's option) an amount contingent upon the rights acquired during the savings phase, at a rate set on inception of the contract (in the case of PEL products) or at a rate contingent upon the savings phase (in the case of CEL products).

The Group's future obligations in respect of each generation (in the case of PEL products, a generation comprises all products with the same interest rate at inception; in the case of CEL products, all such products constitute a single generation) are measured by discounting potential future earnings from at-risk outstandings for that generation.

At-risk outstandings are estimated on the basis of a historical analysis of customer behaviour, and equate to:

- for the loan phase: statistically probable loan outstandings and actual loan outstandings;
- for the savings phase: the difference between statistically probable outstandings and minimum expected outstandings, with minimum expected outstandings being deemed equivalent to unconditional term deposits.

Earnings for future periods from the savings phase are estimated as the difference between (i) the reinvestment rate and (ii) the fixed savings interest rate on at-risk savings outstandings for the period in question. Earnings for future periods from the loan phase are estimated as the difference between (i) the refinancing rate and (ii) the fixed loan interest rate on at-risk loan outstandings for the period in question.

The reinvestment rate for savings and the refinancing rate for loans are derived from the swap yield curve and from the spreads expected on financial instruments of similar type and maturity. Spreads are determined on the basis of actual spreads on (i) fixed-rate home loans in the case of the loan phase and (ii) euro-denominated life assurance products in the case of the savings phase. In order to reflect the uncertainty of future interest rate trends, and the impact of such trends on customer behaviour models and on at-risk outstandings, the obligations are estimated using the Monte Carlo method.

Where the sum of the Group's estimated future obligations in respect of the savings and loan phases of any generation of contracts indicates a potentially unfavourable situation for the Group, a provision is recognised (with no offset between generations) in the balance sheet in "Provisions for contingencies and charges". Movements in this provision are recognised as interest income in the profit and loss account.

SECURITIES

Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

  Financial assets at fair value through profit or loss comprise:

  - financial assets held for trading purposes;
  - financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39.

Securities in this category are measured at fair value at the balance sheet date. Changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

Fair value incorporates an assessment of the counterparty risk on these securities.

- Held-to-maturity financial assets

  Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

  Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset) and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

- Available-for-sale financial assets

  Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

  Assets included in the available-for-sale category are recorded at fair value in the balance sheet, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, or on recognition of an impairment loss, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

  Gains and losses realised on disposal of available-for-sale financial assets are taken to the profit and loss account under "Net gain/loss on available-for-sale financial assets". The gain or loss on disposal is calculated using the first-in, first-out method.

  Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

• Date of and criteria for recognition

Securities classified in the three categories described above are recognised in the balance sheet on the date on which the transaction is entered into, and remain in the balance sheet until the rights of the Group to receive cash flows from the assets have been extinguished or until the Group has transferred substantially all the risks and rewards of ownership of the asset.

• Investments in associates

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity.

Goodwill on associates is also included in "Investments in associates".

• Repurchase agreements and securities lending/borrowing

Securities temporarily sold under repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial liabilities at fair value through profit or loss".

Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

Irrespective of the accounting classification, all repurchase agreements are initially recognised on the settlement date of the transaction.

Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

Foreign currency transactions

The methods used to account for assets and liabilities relating to foreign currency transactions entered into by the Group, and to measure the foreign exchange risk arising on such transactions, depends upon whether the asset or liability in question is classified as a monetary or a non-monetary item.

- Monetary assets and liabilities [(1)] expressed in foreign currencies

  Monetary assets and liabilities expressed in foreign currencies are translated into the functional currency of the relevant Group entity at the closing rate.

  Translation differences are recognised in the profit and loss account, except for those arising on financial instruments designated as a cash flow hedge or a net foreign investment hedge, which are recognised in shareholders' equity.

- Non-monetary assets and liabilities expressed in foreign currencies

  Non-monetary assets may be measured either at historical cost or at fair value. Non-monetary assets expressed in foreign currencies are translated using the exchange rate at the date of the transaction if they are measured at historical cost, and at the closing rate if they are measured at fair value.

  Translation differences on non-monetary assets expressed in foreign currencies and measured at fair value (variable-income securities) are recognised in the profit and loss account if the asset is classified in "Financial assets at fair value through profit or loss", and in shareholders' equity if the asset is classified in "Available-for-sale financial assets", unless the financial asset in question is designated as an item hedged against foreign exchange risk in a fair value hedging relationship, in which case the translation difference is recognised in the profit and loss account.

Impairment of financial assets

• Impairment of loans and receivables and held-to-maturity financial assets, provisions for financing and guarantee commitments

An impairment loss is recognised against loans and held-to-maturity financial assets when there is objective evidence of a measurable decrease in value as a result of an event occurring after inception of the loan or acquisition of the asset. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis. Similar principles are applied to financing and guarantee commitments entered into by the Group.

At individual level, the amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the asset, of those components (principal, interest, collateral, etc.) regarded as recoverable.
Any subsequent decrease in an impairment loss that can be related objectively to an event occurring after the impairment loss was recognised is credited to the profit and loss account, under "Cost of risk". Once an asset has been impaired, the notional interest earned on the carrying amount of the asset (calculated at the original effective interest rate used to discount the estimated recoverable cash flows) is recognised in "Interest income" in the profit and loss account.

(1) Monetary assets and liabilities are assets and liabilities to be received or paid in fixed or determinable amounts of money.

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, adjusted as necessary to reflect circumstances prevailing at the balance sheet date. It enables the Group to identify groups of counterparties which, as a result of events occurring since inception of the loans, have collectively acquired a probability of default at maturity that provides objective evidence of impairment of the entire portfolio, but without it being possible at that stage to allocate the impairment to individual counterparties. This assessment also estimates the amount of the loss on the portfolios in question, taking account of trends in the economic cycle during the assessment period. Changes in the amount of portfolio impairments are taken to the profit and loss account under "Cost of risk".

• Impairment of available-for-sale financial assets

Impairment of available-for-sale financial assets (which mainly comprise securities) is recognised on an individual basis if there is objective evidence of impairment as a result of one or more events occurring since acquisition. In the case of variable-income securities quoted in an active market, a prolonged or significant decline in the quoted price below acquisition cost is regarded as objective evidence of impairment.

Impairment losses taken against fixed-income securities are recognised in "Cost of risk", and may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

Impairment losses taken against variable-income securities are recognised as a component of net banking income on the line "Net gain/loss on financial instruments at fair value through profit or loss", and may not be reversed through the profit and loss account until the securities in question are sold. Any subsequent decline in fair value constitutes an additional impairment loss, recognised in the profit and loss account.

Issues of debt securities

Financial instruments issued by the Group qualify as debt instruments if the issuer has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

Own equity instruments and own equity instrument derivatives

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully-consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

Equity instruments issued by subsidiaries under the exclusive control of BNP Paribas are in substance equivalent to equity instruments of the parent company. Consequently, when the Group acquires equity instruments issued by such subsidiaries, the difference between the acquisition price and the share of net assets acquired is recorded in retained earnings attributable to BNP Paribas shareholders. Similarly, the liability corresponding to put options granted to minority shareholders in such subsidiaries, and changes in the value of that liability, are offset initially against minority interests, with any surplus offset against retained earnings attributable to BNP Paribas shareholders.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- as equity instruments if they are settled by physical delivery of a fixed number of own equity instruments for a fixed amount of cash or other financial asset. Such instruments are not revalued;
- as debt instruments if the contract includes an obligation, whether contingent or not, for the issuer to repurchase its own shares;
- as derivatives if they are settled in cash, or if the issuer can choose whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.

Derivative instruments and hedge accounting

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

• Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet in "Financial assets at fair value through profit or loss" when their fair value is positive, and in "Financial liabilities at fair value through profit or loss" when their fair value is negative. Realised and unrealised gains and losses are taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

• Derivatives and hedge accounting

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed-rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed-rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign-currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under the so-called "carve-out" from IAS 39 adopted by the European Union, interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- the risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits);
- the instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate gap associated with the hedged underlyings (see note 5c for the methods used to measure interest rate gaps, which include demand deposits based on behavioural modelling);
- the hedging instruments used consist exclusively of "plain vanilla" swaps;
- prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight line basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains and losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

If the hedged item ceases to exist, the cumulative amounts recognised in shareholders' equity are immediately taken to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

Hedges of net foreign currency investments in subsidiaries and branches are accounted for in the same way as cash flow hedges. The gains and losses initially recognised in shareholders' equity are taken to the profit and loss account when the net investment is sold or liquidated in full or in part.

• Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the host contract and accounted for separately as a derivative if the hybrid instrument is not recorded as a financial asset or liability at fair value through profit or loss and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

Determination of fair value

Financial assets and liabilities classified as fair value through profit or loss, and financial assets classified as available-for-sale, are measured and accounted for at fair value, defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e., the value of the consideration paid or received).

Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or,
- using valuation techniques involving:
  - mathematical calculation methods based on accepted financial theories; and
  - parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

A market for an instrument is regarded as active, and hence liquid, if there is regular trading in that market, bids and offers are matched, or instruments are traded that are very similar to the instrument being valued.

• Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and standard options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black-Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is applied to the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

• Instruments traded in inactive markets

- Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data.

Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity risk and credit risk.

The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

- Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable:

  Some complex financial instruments, which are usually tailored, illiquid or have long maturities, are valued using internally-developed techniques or techniques that are based on data only partially observable on active markets.

  In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

  The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the period during which the valuation parameters are expected to remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

- Unlisted equity securities:

  The fair value of unquoted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (Ebit or Ebitda multiples) or of the Group's share of net assets as calculated using the most recently available information.

Financial assets and liabilities designated at fair value through profit or loss (fair value option)

The amendment to IAS 39 relating to the "fair value option" was adopted by the European Union on 15 November 2005, with effect from 1 January 2005.

This option allows entities to designate any financial asset or financial liability on initial recognition as measured at fair value, with changes in fair value recognised in profit or loss, in the following cases:

- hybrid financial instruments containing one or more embedded derivatives which otherwise would have been extracted and accounted for separately;
- where using the option enables the entity to eliminate or significantly reduce a mismatch in the measurement and accounting treatment of assets and liabilities that would arise if they were to be classified in separate categories;
- where a group of financial assets and/or financial liabilities is managed and measured on the basis of fair value, under a properly documented management and investment strategy.

BNP Paribas applies this option primarily to financial assets related to unit-linked business (in order to achieve consistency of treatment with the related liabilities), and to structured issues containing significant embedded derivatives.

Income and expenses arising from financial assets and financial liabilities

Income and expenses arising from financial instruments measured at amortised cost and from fixed-income securities classified in "Available-for-sale financial assets" are recognised in the profit and loss account using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or when appropriate a shorter period to the net carrying amount of the asset or liability in the balance sheet. The effective interest rate calculation takes account of (i) all fees received or paid that are an integral part of the effective interest rate of the contract, (ii) transaction costs, and (iii) premiums and discounts.

The method used by the Group to recognise service-related commission income and expenses depends upon the nature of the service. Commission treated as an additional component of interest is included in the effective interest rate, and is recognised in the profit and loss account in "Net interest income". Commission payable or receivable on execution of a significant transaction is recognised in the profit and loss account in full on execution of the transaction,

under "Net commission income". Commission payable or receivable for recurring services is recognised over the term of the service, also under "Net commission income".

Derecognition of financial assets and financial liabilities

The Group derecognises all or part of a financial asset either (i) when the contractual rights to the cash flows from the asset expire or (ii) when the Group transfers the contractual rights to the cash flows from the asset and substantially all the risks and rewards of ownership of the asset. Unless these conditions are fulfilled, the Group retains the asset in its balance sheet and recognises a liability for the obligation created as a result of the transfer of the asset.

The Group derecognises all or part of a financial liability when the liability is extinguished in full or in part.

INSURANCE

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts written by fully-consolidated insurance companies are retained for the purposes of the consolidated financial statements. These policies comply with IFRS 4.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

Assets

Financial assets and non-current assets are accounted for using the policies described above. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

Liabilities

- The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies", and comprise liabilities relating to insurance contracts carrying a significant insurance risk (e.g. mortality or disability) and to financial contracts with a discretionary participation feature, which are covered by IFRS 4.

  A discretionary participation feature is one which gives life policyholders the right to receive, as a supplement to guaranteed benefits, a share of actual profits.

- Liabilities relating to other financial contracts, which are covered by IAS 39, are shown in "Due to customers".

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers' insurance, to disability, incapacity and unemployment risks. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the portion of written premiums relating to future periods) and outstanding claims reserves, inclusive of claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Any adjustments to technical reserves are taken to the profit and loss account for the period.

A capitalisation reserve is set up in individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet; a deferred tax liability is recognised on the portion taken to shareholders' equity.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

Profit and loss account

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

2.c Use of estimates in the preparation of the financial statements

Preparation of financial statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the financial statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the financial statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ from those estimates. This may have a material effect on the fnancial statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;
- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;
- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and (more generally) calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and (more generally) of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

3. Notes to the profit and loss account for the year ended 31 December 2005

The notes to the profit and loss account for the year ended 31 December 2005 are presented in accordance with EU IFRS. The figures for the comparative period (year ended 31 December 2004), initially published under French GAAP, have been restated to comply with IFRS as applicable during that period, referred to as "2004 IFRS".

3.a Net interest income

Under EU IFRS, the BNP Paribas Group includes in "Interest income" and "Interest expense" all income calculated using the effective interest method (interest, fees/commissions, transaction costs) on financial instruments at fair value through profit or loss that do not meet the definition of derivative instruments.

The change in fair value on these financial instruments (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item.

In millions of euros	Year to 31 Dec. 2005, under EU IFRS			Year to 31 Dec. 2004, under 2004 IFRS		
	Income	Expense	Net	Income	Expense	Net
Customer items	**14,269**	**(5,916)**	**8,353**	**11,955**	**(4,902)**	**7,053**
Deposits, loans and borrowings	13,279	(5,794)	7,485	10,952	(4,861)	6,091
Repurchase agreements	7	(83)	(76)	24	(41)	(17)
Finance leases	983	(39)	944	979	-,	979
Interbank items	**3,548**	**(5,389)**	**(1,841)**	**3,716**	**(5,112)**	**(1,396)**
Deposits, loans and borrowings	3,378	(5,210)	(1,832)	3,509	(4,980)	(1,471)
Repurchase agreements	170	(179)	(9)	207	(132)	75
Debt securities issued	**-**	**(3,535)**	**(3,535)**	**-**	**(3,646)**	**(3,646)**
Cash flow hedge instruments	**1,801**	**(891)**	**910**	**-**	**-**	**-**
Interest rate portfolio hedge instruments	**424**	**(310)**	**114**	**-**	**-**	**-**
Trading book	**8,051**	**(8,313)**	**(262)**	**4,769**	**(3,665)**	**1,104**
Fixed-income securities	1,994	-	1,994	1,676	-	1,676
Repurchase agreements	6,022	(6,649)	(627)	3,093	(3,665)	(572)
Loans/borrowings	35	(99)	(64)	-	-	-
Debt securities	-	(1,565)	(1,565)	-	-	-
Available-for-sale financial assets	**3,213**	**-**	**3,213**	**2,808**	**(78)**	**2,730**
Held-to-maturity financial assets	**781**	**-**	**781**	**1,709**	**-**	**1,709**
Total interest income/(expense)	**32,087**	**(24,354)**	**7,733**	**24,957**	**(17,403)**	**7,554**

Interest income on individually impaired loans amounted to EUR 201 million in 2005.

3.b Net gain/loss on financial instruments at fair value through profit or loss

This line includes all profit and loss items relating to financial instruments managed in the trading book and, with effect from 1 January 2005, to financial instruments that the Group has designated as fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (note 3.a).

Net gains/losses on the trading book also include gains and losses due to ineffectiveness of fair value hedges, cash flow hedges or net foreign investment hedges.

In millions of euros	Year to 31 Dec. 2005, under EU IFRS			Year to 31 Dec. 2004, under 2004 IFRS
	Trading book	Assets designated at fair value through profit or loss	Total	Total
Fixed-income securities	63	82	145	190
Variable-income securities	10,423	(25)	10,398	4,164
of which dividends	*1,719*	*3*	*1,722*	*1,198*
Derivative instruments	(5,962)		(5,962)	(791)
Repurchase agreements	31	(4)	27	
Loans	5	37	42	
Borrowings	67	(80)	(13)	
Remeasurement of interest-rate risk hedged portfolios	59		59	
Remeasurement of currency positions	516		516	(197)
Total	**5,202**	**10**	**5,212**	**3,366**

3.c Net gain/loss on available-for-sale financial assets

Under EU IFRS, this line includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments. Under 2004 IFRS, it comprises income from variable-income securities, and net gains arising on items included in the following French GAAP categories: securities available for sale (defined differently from under IFRS), investments in non-consolidated undertakings, other participating interests, and equity securities held for long-term investment.

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Fixed-income securities [1]	**93**	**168**
Gains and losses on disposals	93	168
Equities and other variable-income securities	**1,260**	**1,282**
Dividend income	293	329
Additions to impairment provisions	(71)	(269)
Reversals of impairment provisions		630
Gains and losses on disposals	1,038	592
Total	**1,353**	**1,450**

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (note 3.a), and impairment losses related to potential issuer default are included in "Cost of risk" (note 3.e).

Unrealised gains and losses recorded under "Unrealised or deferred gains and losses" at 1 January 2005 and taken to the profit and loss account during the year ended 31 December 2005 as a result of disposals amount to EUR 861 million.

3.d Net income from other activities

In millions of euros	Year to 31 Dec. 2005, under EU IFRS			Year to 31 Dec. 2004, under 2004 IFRS		
	Income	Expense	Net	Income	Expense	Net
Net income from insurance activities	16,875	(15,117)	1,758	12,931	(11,464)	1,467
Investment property	695	(229)	466	620	(241)	379
Assets leased under operating leases	3,433	(2,919)	514	2,389	(1,821)	568
Property development activities	121	(35)	86	173	(51)	122
Other	483	(298)	185	431	(341)	90
Total net income from other activities	**21,607**	**(18,598)**	**3,009**	**16,544**	**(13,918)**	**2,626**

Net income from insurance activities

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Gross premiums written	11,527	10,775
Movement in technical reserves	(7,329)	(4,820)
Claims and benefits expense	(5,442)	(5,423)
Reinsurance ceded, net	(7)	(14)
Change in value of admissible investments related to unit-linked business	2,953	942
Other income and expense	56	7
Total net income from insurance activities	**1,758**	**1,467**

"Claims and benefits expense" includes expenses arising from surrenders, maturities and claims relating to insurance contracts, and changes in the value of financial contracts (in particular unit-linked contracts). Interest paid on such contracts is recognised in "Interest expense".

Operating leases

In millions of euros	31 Dec. 2005, under EU IFRS	1 Jan. 2005, under EU IFRS
Future minimum lease payments receivable under non-cancellable leases	**2,972**	**2,185**
Payments receivable within less than 1 year	1,229	1,055
Payments receivable after more than 1 year but within less than 5 years	1,654	1,121
Payments receivable after more than 5 years	89	9

Future minimum lease payments receivable under non-cancellable leases comprise payments that the lessee is required to make during the lease term.

3.e Cost of risk and impairment losses recognised for credit and counterparty risk

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses relating to counterparty risks on over-the-counter derivative instruments.

Cost of risk for the period

Cost of risk for the period In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Additions to impairment provisions	(2,166)	(2,198)
Reversals of impairment provisions	1,651	1,552
Recoveries on loans and receivables previously written off	129	97
Irrecoverable loans and receivables not covered by impairment provisions	(224)	(136)
Total cost of risk for the period	**(610)**	**(685)**

Cost of risk for the period by asset type In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Loans and receivables due from credit institutions	10	8
Loans and receivables due from customers	(540)	(707)
Available-for-sale financial assets	9	1
Other assets	(2)	-
Off-balance sheet commitments and other items	(87)	13
Total cost of risk for the period	**(610)**	**(685)**

Provisions for impairment: credit and counterparty risks

Movement in impairment provisions during the period, in millions of euros	Year to 31 Dec 2005, under EU IFRS	Year to 31 Dec 2004, under 2004 IFRS
Total impairment provisions at start of period	**11,328**	**11,705**
Additions to impairment provisions	2,166	2,198
Reversals of impairment provisions	(1,651)	(1,552)
Utilisation of impairment provisions	(1,468)	(1,497)
Effect of exchange rate movements and other items	719	(442)
Additions to/reversals from provisions for impairment of interest on doubtful loans, recognised in net interest income		54
Total impairment provisions at end of period	**11,094**	**10,466**
Effect of adoption of IFRS applicable from 1 January 2005		862
of which impairment of loans and receivables due from customers		*860*
Total impairment provisions at 1 January 2005		**11,328**

Impairment provisions by asset type, in millions of euros	31 Dec. 2005, under EU IFRS	1 Jan. 2005, under EU IFRS
Impairment provisions deducted from assets		
Loans and receivables due from credit institutions	163	148
Loans and receivables due from customers	10,459	10,696
Available-for-sale financial assets	152	219
Other assets	20	-
Total impairment provisions against financial assets	**10,794**	**11,063**
Impairment provisions recognised as liabilities		
Impairment provisions for off-balance sheet commitments		
- to credit institutions	2	6
- to customers	242	181
Other items subject to impairment	56	78
Total impairment provisions recognised as liabilities	**300**	**265**
Total impairment provisions	**11,094**	**11,328**

3.f Corporate income tax

Net corporate income tax expense

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Current tax expense for the period	(1,773)	(1,757)
Net deferred tax expense for the period (note 6.h)	(365)	(7)
Net corporate income tax expense	**(2,138)**	**(1,764)**

The tax saving arising from the recognition of unused carryforwards of tax losses or the deduction for tax purposes of expenses recognised in previous periods was EUR 45 million for the year ended 31 December 2005, compared with EUR 57 million for the year ended 31 December 2004.

The 2004 Amending Finance Act introduced a one-off tax on a portion of the special long-term capital gains tax reserve set up by French companies. The BNP Paribas Group recognised a tax expense of EUR 28 million in the year to 31 December 2004 corresponding to the unconditionally payable portion of this tax.

The reductions in the surtax rate and tax rate on long-term capital gains introduced respectively by the 2004 Amending Finance Act and the 2005 Finance Act in France generated a charge of EUR 21 million in the year ended 31 December 2004 as the result of a reduction in deferred tax assets.

Analysis of effective tax rate

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Net income	6,286	5,355
Corporate income tax expense	(2,138)	(1,764)
Effective tax rate	**25.4%**	**24.8%**
Standard tax rate in France	33.3%	33.3%
Differential in tax rates applicable to foreign entities	-3.7%	-5.2%
Items taxed at reduced rate in France	-3.6%	-4.0%
Permanent timing differences	0.1%	1.9%
Other items	-0.7%	-1.2%
Effective tax rate	**25.4%**	**24.8%**

4. Segment information

The Group is composed of four core businesses:

- French Retail Banking;
- International Retail Banking and Financial Services (IRFS): financial services (consumer credit, leasing, equipment loans and home loans), plus retail banking activities in the United States (BancWest) and in emerging and overseas markets;
- Asset Management and Services (AMS): Securities Services, Private Banking, Asset Management, Online Savings and Brokerage, Insurance and Real Estate Services;
- Corporate and Investment Banking, comprising Advisory & Capital Markets (Equities, Fixed Income & Forex, Corporate Finance) and Financing (Structured Loans & Financing plus Commodity, Energy and Project Financing).

Other activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Information by business segment

Income by business segment

In millions of euros	French Retail Banking		IRFS		AMS	
	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Net banking income	**5,270**	**4,945**	**5,980**	**5,016**	**3,552**	**3,032**
Operating expense	(3,605)	(3,454)	(3,385)	(2,867)	(2,331)	(1,975)
Cost of risk	(195)	(222)	(559)	(445)	(8)	(6)
Operating income	**1,470**	**1,269**	**2,036**	**1,704**	**1,213**	**1,051**
Share of earnings of associates			112	123	1	4
Other non-operating items			39	16	52	7
Pre-tax net income	**1,470**	**1,269**	**2,187**	**1,843**	**1,266**	**1,062**

Assets and liabilities by business segment

In millions of euros	French Retail Banking		IRFS		AMS	
	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS
Total segment assets	**106,717**	**96,194**	**145,585**	**110,859**	**134,486**	**115,038**
- of which goodwill on acquisitions during the period	*25*		*994*	*994*	*175*	*185*
- of which investments in associates			*534*	*665*	*46*	*46*
Total segment liabilities	**101,376**	**91,236**	**132,511**	**100,348**	**128,913**	**110,380**

Information by geographic area

Net banking income by geographic area

In millions of euros	France		Other European countries	
	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Net banking income	12,154	10,901	4,776	4,298

Assets and liabilities by geographic area

In millions of euros	France		Other European countries	
	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS
Total segment assets	738,366	558,058	226,454	225,862
Goodwill on acquisitions during the period	173	320	67	8

Inter-segment transactions are conducted at arm's length. The segment information presented includes agreed inter-segment transfer prices.

Segment assets and liabilities include all items shown in the consolidated balance sheet. Segment assets are determined by direct extraction from accounting data for each segment. Segment liabilities are determined on the basis of the normalised equity used for the capital allocation.

This capital allocation is made on the basis of risk exposure, taking account of various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised equity income by business segment is determined by attributing to each segment the income of its allocated equity.

The geographical split of assets and income is based on the country in which the relevant activity is booked.

	Corporate & Investment Banking				Other Activities (1)		Total	
	Advisory & Capital Markets		Financing					
	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
	3,722	**3,392**	**2,700**	**2,292**	**630**	**692**	**21,854**	**19,369**
	(2,577)	(2,340)	(1,134)	(1,021)	(337)	(386)	(13,369)	(12,043)
	(1)	(9)	131	(49)	22	46	(610)	(685)
	1,144	**1,043**	**1,697**	**1,222**	**315**	**352**	**7,875**	**6,641**
	3	(6)			236	286	352	407
	23	36	23	22	60	(10)	197	71
	1,170	**1,073**	**1,720**	**1,244**	**611**	**628**	**8,424**	**7,119**

(1) Including BNP Paribas Capital.

	Corporate & Investment Banking		Other Activities (1)		Total	
	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS
	827,919	649,505	43,372	30,907	1,258,079	1,002,503
	7	*14*	*3*	*66*	*1,204*	*1,259*
	11	*191*	*1,232*	*1,818*	*1,823*	*2,720*
	818,607	640,947	39,307	22,356	1,220,714	965,267

(1) Including BNP Paribas Capital.

	Americas		Asia - Oceania		Other countries		Total	
	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
	3,365	2,794	927	941	632	435	21,854	19,369

	Americas		Asia - Oceania		Other countries		Total	
	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS	31 Dec. 2005, under EU IFRS	1 January 2005, under EU IFRS
	153,439	117,466	127,450	93,204	12,370	7,913	1,258,079	1,002,503
	835	902	8		121	29	1,204	1,259

5. Risk exposure and hedging strategies

Organisation of the risk management function

Risk management is key in the business of banking.
At BNP Paribas, operating methods and procedures throughout the organisation are geared towards effectively addressing this matter. The entire process is supervised by the Group Risk Management Department (GRM), which is responsible for measuring, approving and controlling risks at Group level, as well as for drawing up, communicating and applying the corresponding rules and procedures. GRM is independent from the divisions, business lines and territories and reports directly to Group Executive Management.

While front-line responsibility for managing risks lies with the divisions and business lines that propose the underlying transactions, GRM is responsible for providing assurance that the risks taken by the Bank are compatible with its risk policies and its profitability and rating objectives. GRM performs continuous ex-ante controls that are fundamentally different from the periodic, ex-post examinations of the Internal Auditors. The department reports regularly to the Internal Control and Risk Management Committee of the Board on its main findings concerning risks, as well as on the methods used by GRM to measure these risks and consolidate them on a Group-wide basis.

GRM has a vocation to cover all risks arising in the course of the Group's business. It intervenes at all levels in the process of risk taking and risk monitoring. Its remit includes formulating recommendations concerning risk policies, analysing the loan portfolio on a forward-looking basis, approving loans and trading limits, guaranteeing the quality and effectiveness of monitoring procedures and producing comprehensive and reliable risk reporting data for Group management. GRM is also responsible for ensuring that all the risk implications of new businesses or products have been adequately evaluated. These evaluations are performed jointly by the sponsoring business line and all the functions concerned (legal affairs, compliance, tax affairs, information systems, general and management accounting). GRM's role is to assess the quality of the validation exercise by analysing the list of identified risks and the proposed methods of minimising them, and determining the essential prerequisites for the sound development of the business.

The GRM function is organised with a differentiated approach by risk-type: credit and counterparty risk, split into three sections (France, International, Banks and Financial Institutions); market and liquidity risk; and operational risk. The GRM function also has specialist units involved in the analysis, summarising and reporting of data.

5.a Credit risk

Credit risk is the risk of incurring a financial loss as the result of failure by a debtor to fulfil a contractual obligation.
Credit risk is inherent in lending activities but may arise in other circumstances, for example when a counterparty to a market, investment or settlement transaction is in default.

Management of credit risk

General credit policy and credit control and provisioning procedures

The Bank's lending operations are subject to the Global Credit Policy approved by the Risk Policy Committee, chaired by the Chief Executive Officer. The purpose of the Committee is to determine the Group's risk management strategy. The key principles governing the policy include compliance with the Group's ethical standards, clear definition of responsibilities, and strict application of risk analysis procedures. It is rolled down in the form of specific policies tailored to each type of business or counterparty.

• Decision-making procedures

A system of delegated lending limits has been established and all lending decisions must be approved by a formally designated member of the Risk Management function. Approvals are systematically evidenced in writing, either by means of a signed approval form or in the minutes of formal meetings of a Credit Committee. Lending limits correspond to aggregate commitments and vary according to internal credit ratings and the specific nature of the business concerned. Certain types of lending commitments, such as loans to banks, sovereign loans and loans to customers operating in certain industries, are required to be passed up to a higher level for approval. In addition, the loan application may require consultation of an industry expert or of designated specialists. In Retail Banking, simplified procedures are applied, based on statistical decision-making aids.

Loan applications must comply with the Bank's Global Credit Policy and with any specific policies, and must in all cases comply with the applicable laws and regulations.

The Group Credit Committee, chaired by one of the Chief Operating Officers or the Risk Director, has ultimate decision-making authority for all credit and counterparty risks.

• Monitoring procedures

A comprehensive risk monitoring and reporting system has been established, covering all Group entities. The system is organised around Control & Reporting units which are responsible for ensuring that lending commitments comply with the loan approval decision, that credit risk reporting data are reliable and that risks accepted by the Bank are effectively monitored. Daily exception reports are produced and various forecasting tools are used to provide early warnings of potential escalations of credit risks. Monitoring is carried out at different levels, generally reflecting the organisation of delegated lending limits. Depending on the level, the monitoring teams report to GRM or to the Group Debtor Committee. This Committee meets at monthly intervals to examine all sensitive or problem loans in excess of a certain amount. Its responsibilities include deciding on any adjustments to impairments of problem loans, based on the recommendations of the business line and GRM. A tailored system is applied in the Retail Banking business.

• Impairment procedures

GRM reviews all customer loans in default at monthly intervals to determine the amount of any impairment loss to be recognised, either by reducing the carrying amount or by recording a provision for impairment, depending on the applicable accounting standards. The amount of the impairment loss takes into account the present value of probable net recoveries, including the realisation of collateral.

In addition, a portfolio-based impairment provision is established for each core business. A committee comprising the Core Business Director, the Group Chief Financial Officer and the Group Risk Director meets quarterly to determine the amount of the impairment. This is based on simulations of losses to maturity on portfolios of loans regarded as impaired in terms of credit quality, but where the customers in question have not been identified as in default (in which case, they would be covered by specific impairment provisions). The simulations carried out by GRM rely on the parameters of the rating system described below.

Internal rating system

The Bank has a comprehensive rating system that already complies with the future requirements of the regulatory authorities for the determination of risk-weighted assets used to compute capital adequacy ratios. This system covers the majority of the Group, the exception being BancWest, which is scheduled to be brought within the scope of the rating system in 2007. For corporate loans, the system is based on a default probability rating and an overall recovery rate which depends on the structure of the transaction.

There are twelve counterparty ratings. eight cover excellent, good and average clients, two relate to clients in an uncertain situation subject to very close monitoring by GRM and two relate to clients in default. Ratings are determined at least once a year, in connection with the loan approval process, drawing on the combined expertise of business line staff and GRM credit risk managers, who have the final say. Adapted quality tools have been developed to support the rating process, including analysis aids and credit scoring systems. The decision to use these tools and the choice of technique depends on the nature of the risk. Various quantitative and other methods are used to check rating consistency and the reliability of the rating system. Loans to private customers and very small businesses are rated using statistical analyses of groups of risks with the same characteristics. GRM has overall responsibility for the quality of the entire system. This responsibility is fulfilled by either defining the system directly, validating it or verifying its performance.

Portfolio policy

In addition to careful selection and evaluation of individual risks, BNP Paribas follows a portfolio-based policy designed to diversify risks among borrowers, industries and countries. The results of this policy are regularly reviewed by the Risk Policy Committee, which may modify or fine-tune it as required, based on GRM's analyses and guidelines. As part of this policy, BNP Paribas uses credit risk transfer instruments (such as securitisation programmes or credit derivatives) to hedge individual risks, reduce portfolio concentration or cap potential losses in crisis scenarios. BNP Paribas also purchases credit risks as part of its portfolio diversification and capital utilisation strategy, based on strict risk/yield ratio guidelines.

Risk reduction techniques

• Structuring of transactions

The BNP Paribas Global Credit Policy stipulates how transactions should be structured in order to reduce risk. BNP Paribas will not enter into commitments unless it has in-depth knowledge of the borrower's business plan and of all the structural issues related to the transaction, and is sure of its ability to monitor these issues going forward. Collateral and other security are taken into account at value in use, and only accepted as the main source of repayment in exceptional cases; cash generated by operations is regarded as the primary source of the borrower's ability to repay. Guarantors are subject to the same rigorous upfront assessment as primary debtors.

• Netting agreements

Netting is a technique used by the Bank to attenuate counterparty risks on derivatives transactions. The Bank primarily uses close-out netting, which enables it to close out all positions at current market value in the event of default by the counterparty. All amounts due to and from the counterparty are then netted, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.

The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to be settled on a given day between the Bank and the counterparty.

The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the *Fédération Bancaire Française* (FBF), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

Credit risk exposure

The table below shows the credit risk exposure of all financial assets held by the BNP Paribas Group. Credit risk exposure, determined without taking account of unrecognised netting or collateral, equates to the carrying amount of financial assets in the balance sheet net of impairment.

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Financial assets at fair value through profit or loss (excluding variable-income securities)	582,201	448,825
Derivatives used for hedging purposes	3,087	2,581
Available-for-sale financial assets (excluding variable-income securities)	77,760	64,693
Loans and receivables due from credit institutions	45,009	40,983
Loans and receivables due from customers	301,196	244,228
Held-to-maturity financial assets	15,445	26,130
Balance sheet commitment exposure, net of impairment provisions	**1,024,698**	**827,440**
Financing commitments given	209,679	166,898
Guarantee commitments given	67,154	55,190
Provisions for off-balance sheet commitments	(244)	(187)
Off-balance sheet commitment exposure, net of provisions	**276,589**	**221,901**
Total net exposure	**1,301,287**	**1,049,341**

This exposure does not take account of the effect of master netting agreements in force at 31 December 2005 or of collateral on over-the-counter forward financial instruments, which (based on calculations prepared using the prudential method) would reduce the Group's credit risk exposure at 31 December 2005 by approximately EUR 133 billion (approximately EUR 113 billion at 1 January 2005).

Nor does this exposure take account of guarantees and collateral obtained by the Group in connection with its lending activities.

Due to its size, the Group may have important exposure in absolute terms to certain counterparties, geographic areas or industries. However, the concentration of financial assets with credit risk exposure to any one counterparty, geographic area or industry is not such as would threaten the Group's ability to continue operating as a going concern in the event of default by a counterparty or of an economic crisis affecting a geographic area or industry.

5.b Market risks related to financial instruments

Market risk is the risk of gains or losses due to changes in market parameters such as interest rates, exchange rates, and equity or commodity prices. The main market risks faced by the Group are defined below:

- **Interest rate risk** covers potential fluctuations in the value of fixed-rate financial instruments due to changes in market interest rates, and in future cash flows on floating-rate financial instruments.
- **Currency risk** is the risk that the value of an instrument or of future cash flows from that instrument will fluctuate due to changes in foreign exchange rates.
- **Price risk** arises from changes in market prices, whether caused by factors specific to an individual instrument or issuer or by factors affecting all instruments traded in the market. This may relate to changes in the price or volatility of shares, commodities, baskets of shares, or share indices. Variable-income securities, equity derivatives and commodity derivatives are exposed to this risk.
- **Credit spread risk on the trading book:** BNP Paribas trades actively in credit derivatives to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with complex risk profiles tailored to targeted strategies. As part of this trading activity, BNP Paribas buys and sells protection; the net position is subject to strict limits. Market risks generated by these products are tracked by the Market and Liquidity Risk unit, in the same way as for other derivatives risks. The underlying counterparty risk is also covered by normal risk management processes.

  The Group also uses credit derivatives to hedge transactions exposed to credit or counterparty risk, or for position management purposes.

Market risks arise mainly on the trading activities carried out by the Fixed Income and Equities teams within Corporate and Investment Banking.

Risk acceptance process

The trading book market risk acceptance structure is based on:

- general exposure limits. These take the form of GEaR (Gross Earnings at Risk) limits or "nominal" limits (limits on trading in financial instruments exposed to country risk, issuer risk limits, and sensitivity limits to control certain specific risks not fully captured by GEaR or stress tests);
- rolled-down exposure limits. These are derived from the powers of the Chief Executive Officer and the Market Risk Committee. For secondary market trading, these are expressed in terms of GEaR or OYE (One Year Equivalent); for underwriting activities, they refer to a signature quality scale;
- decision-making rules. Risk acceptance involves a two-pronged decision-making process, combining a validation process for new activities or new risks with an approval process for transactions arising from routine business. Large or complex transactions must be approved by the Executive Position Committee (EPC), an offshoot of the Market Risk Committee. Responsibility for analysing credit risk on trading activities lies with the Group Credit Committee.

Risk monitoring is based on:

- daily calculation of the risk and value of the Group's trading positions;
- daily monitoring of compliance with the limits set for each activity, with accidental or authorised temporary trading limit overruns logged in a central database;
- periodic review of market risk measurement and management models, with the measurement process subject to regular audits by individuals from outside the business line who review and assess the economic validity of the models, check the prices and parameters used, and check observability criteria;
- a weekly report aggregating all significant positions by activity;
- the Market Risk Committee, which meets monthly to approve the main market risks incurred by the Group.

Measurement of market risk on trading activities

Market risk on trading activities is measured and assessed using detailed sensitivity analysis of each type of position and global analyses, such as GEaR and stress tests, that measure aggregate exposures.

Analysis of sensitivity to market parameters

In the first instance, market risk is analysed by systematic measurement of portfolio sensitivity to the various market parameters. The information obtained is used to set tolerance ranges for maturities and for the strike price of options. These sensitivity indicators, compiled at various aggregate position levels, are compared with the market limits, and are reported to Executive Management and to management of the Group's trading activities by the Market and Liquidity Risk unit.

GEaR

BNP Paribas operates an internal Value at Risk (VaR) system, approved by the banking authorities, to estimate the potential loss arising from an unfavourable change in market conditions – the key element in market risk measurement.

Potential losses are measured using "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables that could affect portfolio values, including interest rates, credit spreads, exchange rates, securities prices, commodity prices, and the volatility of and correlation between these variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and normal market liquidity. GEaR calculation methods are continually being fine-tuned to better reflect the specific features of each business, especially as regards exotic products. The accuracy of the model is constantly tested by comparing any daily losses with 1-day GEaR.

The banking authorities have approved this internal model and the underlying methodologies, which include:

- capture of the correlation between interest rate, currency, commodity and equity risks, to factor in the knock-on effects of risk diversification;
- capture of the specific interest rate risk arising from potential fluctuations in credit spread risks, giving accurate and dynamic measurement of the risk associated with trading in credit derivatives.

The Values at Risk set out below were determined using the internal model, which uses parameters that comply with the method recommended by the Basel Committee for determining estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main parameters are:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e., over a 10-day holding period, any losses should be less than the corresponding GEaR in 99% of cases);
- historical data covering one year (260 days) of trading.

For the year to 31 December 2005, total average Value at Risk was EUR 74 million (with a minimum of EUR 43 million and a maximum of EUR 114 million), after taking account of the effect of netting the different types of risk (EUR 58 million).

These amounts break down as follows:

	Year to 31 December 2005			31 December 2005	1 January 2005
	Average	Minimum	Maximum		
Interest rate risk	71	49	115	80	57
Currency risk	6	1	21	13	8
Equity price risk	44	17	66	43	36
Commodity price risk	11	5	22	17	6
Effect of netting	*(58)*	*(29)*	*(84)*	*(63)*	*(46)*
Total	**74**	**43**	**114**	**90**	**61**

5.c Market risks related to banking intermediation activities and investments

These risks relate mainly to retail banking activities in France and abroad, the specialised financing subsidiaries, and investments made by the Group. They are managed centrally by the Asset/Liability Management function, part of the Asset/Liability Management & Treasury (ALM Treasury) Department.

ALM Treasury, which is part of Corporate & Investment Banking, is supervised by two committees chaired by the Group Senior Advisor or a Chief Operating Officer:

- the ALM Commercial Banking Committee, responsible for decisions on the mismatch and match funding principles applicable to the balance sheet of the commercial banking business and on the related interest rate risks;
- the ALM Investment Banking Committee, responsible for establishing the Group's financing and liquidity management policy, managing solvency ratios and structural currency risk, and monitoring market risks relating to the Treasury function.

Interest rate risk

Interest rate risk management structure

Interest rate risk on commercial transactions relating to the French and International Retail Banking businesses, the specialised financing subsidiaries, savings business (Asset Management) and Corporate Banking is managed centrally by ALM Treasury in the customer banking intermediation book, except for transactions initiated in the United States by BancWest Corp. Interest rate risk on the Bank's own equity and investments is also managed centrally by ALM Treasury, in the equity intermediation book.

Transactions initiated by the bank in France are transferred to ALM-managed positions via internal contracts booked in the management accounts. Interest rate and liquidity positions on commercial transactions initiated by Group subsidiaries (other than BancWest) are transferred in the form of loans and borrowings based on the net position of the entity.

Positions are measured and transfers to ALM Treasury are controlled at monthly or quarterly committee meetings for each business line. These meetings are attended by the management of the business line, ALM Treasury, and the business line ALM managers (who report operationally to ALM Treasury).

Interest rate risk on the commercial activities of the subsidiaries of BancWest Corp. is independently managed by the BancWest ALM function, which reports to BancWest executive management via quarterly committee meetings.

Measurement of interest rate risk

Banking book interest rate gaps are measured each month, with embedded behavioural options translated into delta equivalents. Maturities of outstanding assets are determined based on the contractual characteristics of the transactions and historical customer behaviour. For Retail Banking products, behavioural models are based on historical data and econometric studies. The models deal with early repayments, regulated savings accounts and current accounts in credit and debit. Theoretical maturities of equity capital are determined according to internal assumptions.

Internal assumptions and models, which are regularly updated and stress-tested, are presented to specialist committees for approval.

In the case of Retail Banking activities, structural interest rate risk is also measured on a going-concern basis, incorporating dynamic changes in balance sheet items. Due to the existence of partial or even zero correlations between customer interest rates and market rates, and the volume sensitivity caused by behavioural options, rotation of balance sheet items generates a structural sensitivity of revenues to interest rate changes.

In addition, a specific option risk indicator is used to fine-tune hedging strategies for French Retail Banking activities.

These indicators are systematically presented to specialist committees, and serve as the basis for hedging decisions taking into account the nature of the risk involved.

During the year, the Market Risk Department continued to perform controls over risks arising from the use of behavioural and other models for Asset/Liability Management purposes. Conclusions on these controls are presented on a quarterly basis in a specialist committee.

Risk limits

The euro customer banking intermediation book is subject to a primary limit, based on the sensitivity of revenues to gradual changes in nominal and real interest rates and in the inflation rate over a 5-year timeframe. The changes are defined by reference to historical volatility data and correlations between the various parameters. The limit is based on annual revenues, in order to control uncertainty on future fluctuations in revenues caused by changes in interest rates. This limit is supplemented beyond the 5-year timeframe by an interest rate gap limit, expressed as a percentage of customer deposits. This percentage is a declining function of the management period. This limit is used to manage long-term interest rate risk.

The interest rate risk of BancWest Corp. subsidiaries is controlled by means of limits on the sensitivity of revenues to an immediate change in nominal rates. These limits, expressed as a function of annual revenues, are monitored quarterly by the BancWest ALM Committee.

Global interest rate risk on the other intermediation books is controlled by interest rate gap limits, which are monitored monthly and adjusted annually by the ALM Commercial Banking Committee.

The specialised financing subsidiaries are exposed to very low levels of interest rate risk, thanks to the centralisation of risks at ALM Treasury level. The residual risk is controlled by technical interest rate gap limits, monitored by the ALM committee of the relevant business line.

Sensitivity of the value of banking intermediation books

The table below shows the sensitivity of the value of consolidated banking intermediation books, by currency and by maturity, to an instantaneous movement of one basis point across the entire yield curve. This analysis takes into account all future cash flows generated by transactions outstanding at the reporting date, irrespective of maturity. The sensitivity data shown take account of the replication portfolios used to model theoretical maturities, especially on the Bank's equity.

The sensitivity of the value of banking intermediation books to an instantaneous change of one basis point in interest rates was an expense of approximately EUR 460,000 at 31 December 2005, compared with approximately EUR 819,000 at 31 December 2004.

Interest rate sensitivity of the value of the Group's customer banking and equity intermediation books:

In thousands of euros	31 December 2005, under EU IFRS					
	Less than 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
EUR	98	(1,005)	(1,174)	447	(201)	(1,835)
USD	79	96	(391)	588	1,182	1,554
GBP	(1)	5	(122)	(37)	(20)	(175)
Other currencies	1	(9)	(34)	12	26	(4)
Total	**177**	**(913)**	**(1,721)**	**1,010**	**987**	**(460)**

In thousands of euros	1 January 2005, under EU IFRS					
	Less than 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
EUR	17	(620)	(969)	1,360	(371)	(583)
USD	5	132	1,726	995	(2,907)	(49)
GBP	(1)	6	(108)	(42)	(36)	(181)
Other currencies	(2)	(13)	(17)	8	18	(6)
Total	**19**	**(495)**	**632**	**2,321**	**(3,296)**	**(819)**

Currency risk

Currency risk and hedging of earnings generated in foreign currencies

The Group's exposure to currency risks relates in particular to the earnings of foreign subsidiaries and branches. The Asset/Liability Management function is responsible for hedging the variability of Group earnings due to currency movements, including positions arising from foreign currency earnings generated by activities located in France. Local treasury managers at foreign sites manage currency risk arising in relation to their functional currency. Positions relating to portfolio impairment are managed centrally by the ALM function.

Currency risk and hedging of net investments in foreign operations

The Group's currency position on investments in foreign operations arises mainly on capital allocations and equity interests expressed in foreign currencies, financed by purchasing the currency in question.

Group policy is usually to borrow the currency in which the investment is made in order to protect the investment against currency risk. Such borrowings are documented as a net investment hedge.

However, for most soft currencies, the investment is financed by purchasing the currency in question.

Hedging of interest rate and currency risks

The hedging relationships initiated by the Group are mainly intended to hedge interest rate or currency risk, in the form of swaps, options, forwards or futures.

Depending on the intention of the hedge, derivative financial instruments used for hedging purposes are designated as either fair value hedges, cash flow hedges, or net foreign investment hedges.

Without exception, each hedging relationship is formally documented at inception. The documentation describes the hedging strategy; identifies the hedged item and the hedging instrument, and the nature of the hedged risk; and describes the methodology used to test the expected (prospective) and actual (retrospective) effectiveness of the hedge.

Hedging of financial instruments recognised in the balance sheet (fair value hedges)

In terms of interest rate risk, fair value hedges relate either to identified fixed-rate assets or liabilities, or to portfolios of fixed-rate assets or liabilities. Derivatives are contracted to reduce the exposure of the fair value of these instruments to changes in interest rates.

Identified assets consist mainly of available-for-sale securities; identified liabilities consist mainly of debt issued by the Group.

Hedges of portfolios of assets and liabilities, constructed by currency, relate to:

- fixed-rate loans: property loans, equipment loans, consumer credit and export loans;
- fixed-rate customer deposits (demand deposits, funds deposited under home savings contracts).

To identify the hedged amount, the residual balance of the hedged item is split into maturity bands, and a separate amount is designated for each band. The maturity split is determined on the basis of the contractual terms of the transactions and historical observations of customer behaviour (prepayment assumptions and estimated default rates).

Demand deposits, on which no interest is payable contractually, are treated as medium-term fixed-rate financial liabilities. Consequently, the value of these liabilities is sensitive to changes in interest rates. Estimates of future cash outflows are based on historical analysis. No allowance is made prospectively for the effects of potential increases in customer wealth or for the effects of inflation.

For each hedging relationship, expected hedge effectiveness is measured by ensuring that for each maturity band, the fair value of the hedged items is greater than the fair value of the designated hedging instruments.

Actual effectiveness is assessed post facto by ensuring that the monthly change in the fair value of hedged items since the start of the month does not indicate any over-hedging.

Cash flow hedges

In terms of interest rate risk, the Group uses derivative instruments to hedge fluctuations in income and expenses arising on floating-rate assets and liabilities. Highly probable forecast transactions are also hedged. Hedged items are split into maturity bands by currency and benchmark interest rate. After factoring in prepayment assumptions and estimated default rates, the Group uses derivatives to hedge some or all of the risk exposure generated by these floating-rate instruments.

In terms of currency risk, the Group hedges against variability in components of consolidated earnings. In particular, the Group may hedge future non-euro revenue flows (especially interest and fee/commission income) derived from its principal activities, subsidiaries and branches. As in the case of interest rate hedges, the effectiveness of these hedging relationships is documented and assessed on the basis of forecast maturity band analyses.

In the year ended 31 December 2005, no hedges of forecast transactions were disqualified on the grounds that the related future event was no longer highly probable.

In millions of euros	31 December 2005, under EU IFRS				1 January 2005, under EU IFRS			
Period to realisation	Less than 1 year	1 to 5 years	More than 5 years	Total	Less than 1 year	1 to 5 years	More than 5 years	Total
Cash flows hedged	668	1,843	1,969	4,480	936	1,235	1,528	3,699

In the year ended 31 December 2005, no hedges of forecast transactions were disqualified on the grounds that the related future event was no longer highly probable.

5.d Liquidity risk

Transactions involving financial instruments generate liquidity risk, reflecting potential problems that the Group may have in discharging its obligations in respect of such instruments.

Liquidity risk is managed through a global liquidity policy approved by Group Executive Management. This policy is based on management principles designed to apply both in normal conditions and in a liquidity crisis. The Group's liquidity situation is assessed on the basis of internal standards, warning flags and regulatory ratios.

Objectives of the liquidity risk management policy

The objectives of the liquidity management policy are to secure a balanced financing mix to support the Group's development strategy; to ensure the Group is always in a position to discharge its obligations to its customers; to ensure that it does not trigger a systemic crisis solely by its own actions; to comply with the standards set by local banking regulators; to keep the cost of refinancing as low as possible; and to cope with liquidity crises.

Roles and responsibilities in liquidity risk management

The ALM Central Committee, acting on recommendations from ALM Treasury, reviews and approves the general principles of the liquidity policy. The Committee is informed on a regular basis of the results of indicators and stress tests, and of the execution of financing programmes. It is also informed of any crisis situation, deciding on the allocation of crisis management roles and approving emergency plans.

ALM Treasury draws up and recommends the general principles of the liquidity policy. Once these have been approved by the ALM Central Committee, ALM Treasury is responsible for implementing the policy at both central and individual entity level. It is also owner of the systems used to manage liquidity risk.

Local ALM committees implement at local level the strategy approved by the ALM Central Committee.

The Risk Department is involved in defining the principles of liquidity policy, approves the management systems and stress tests used, and monitors compliance with policies, limits and indicators.

Core principle of the Group's liquidity policy: centralisation of liquidity management, from intra-day to long-term, within the ALM Treasury function

ALM Treasury has sole responsibility for obtaining finance on the money market and financial markets, from very short/short-term to medium/long-term financing. The Treasury function is responsible for financing and short-term issues (certificates of deposit, commercial paper, etc). The Asset/ Liability Management function is responsible for senior and subordinated debt issues (MTNs, bonds, medium/long-term deposits, etc), preferred share issues, and loan securitisation programmes for the Retail Banking business.

ALM Treasury is also tasked with providing finance to core businesses and business lines, and reinvesting their surplus cash.

The medium/long-term financing origination process helps the Group meet its regulatory capital targets via issues of financial instruments falling within the various categories of regulatory capital.

Day-to-day liquidity management is based on a full range of internal standards and warning flags at various maturities

1. An overnight cap is set for each Treasury function, limiting the amount raised on interbank overnight markets. This applies to all the currencies in which the Group does business.

2. The refinancing capacity needed to handle an unexpected surge in liquidity needs is regularly measured at Group level; it mainly comprises available securities eligible for central bank refinancing, available ineligible securities which generate same-day value date refinancing, and overnight loans not liable to be renewed.

3. BNP Paribas uses indicators to monitor the diversification of its sources of short-term funds on a worldwide basis to ensure that it is not over-dependent on a limited number of providers of capital.

4. Three internal ratios are used to manage medium/long-term liquidity at Group level:

- the one-year ratio for outstandings with contractual maturities represents the gap, at one year plus, of outstanding loans as compared with applications of funds;
- the one-year internal liquidity ratio on total outstandings is defined as the gap, at one year plus, of all balance sheet and off-balance sheet contractual commitments with no maturity, which is capped at 25%;
- the permanent funds coefficient measures the ratio of (i) equity less non-current assets plus net customer demand deposits, and (ii) the one-year gap on commitments with contractual maturities, and is set at a minimum of 60%.

These three internal ratios are based on liquidity maturity schedules of balance sheet and off-balance sheet items for all Group entities, whether contractual (including undrawn confirmed credit facilities contracted with banks – 100% weighted, and with customers – 30% weighted) or theoretical (i.e., based on customer behaviour: prepayments in the case of loans, behaviour modelling in the case of regulated savings accounts) or statistical rules (demand deposits, regulated savings deposits, trust deposits, doubtful loans and general accounts).

The Group's consolidated liquidity position by maturity (1 month, 3 months, 6 months, then annually to 10 years, then 15 years) is measured regularly by business line and currency.

Regulatory ratios: the final plank in the liquidity risk management system

The 1-month regulatory liquidity coefficient is calculated monthly (as are observation ratios). This ratio covers the parent company BNP Paribas SA (French operations and foreign branches). Other Group subsidiaries required to comply with this ratio calculate it independently of the parent company.

The equity capital and permanent funds coefficient is calculated annually. It consolidates data for all the Group's French credit institutions, but only covers euro-denominated assets and liabilities with maturities of more than 5 years.

Foreign subsidiaries and branches may also be subject to local regulatory coefficient requirements.

The notes to the balance sheet at 1 January 2005 are presented after restatement to comply with EU IFRS.

6.a Interbank and money-market items

Loans and receivables due from credit institutions:

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Demand accounts	7,799	5,195
Loans	32,700	28,651
Repurchase agreements	4,673	7,285
Total loans and receivables due from credit institutions, before impairment provisions	**45,172**	**41,131**
Provisions for impairment of loans and receivables due from credit institutions	(163)	(148)
Total loans and receivables due from credit institutions, net of impairment provisions	**45,009**	**40,983**

Amounts due to credit institutions:

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Demand accounts	5,879	4,486
Borrowings	100,298	85,761
Repurchase agreements	12,716	9,941
Total due to credit institutions	**118,893**	**100,188**

6.b Financial assets, financial liabilities and derivatives at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss consist of trading account transactions (including derivatives) and certain assets and liabilities designated by the Group as fair value through profit or loss at the time of acquisition or issue.

Trading book assets include proprietary securities transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Assets designated by the Group as fair value through profit or loss include admissible investments related to unit-linked insurance business, and to a lesser extent assets with embedded derivatives that have not been separated from the host contract.

Trading book liabilities comprise securities borrowing and short selling transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Financial liabilities at fair value through profit or loss mainly comprise issues originated and structured on behalf of customers, where the risk exposure is managed in combination with the hedging strategy. These types of issue contain significant embedded derivatives, changes in the value of which are cancelled out by changes in the value of the hedging instrument. The nominal value of financial liabilities at fair value through profit or loss at 31 December 2005 was EUR 44,523 million (EUR 33,087 million at 1 January 2005).

The measurement of financial liabilities at fair value through profit or loss does not take account of any change in fair value attributable to issuer risk relating to the BNP Paribas Group itself, which is regarded as immaterial.

In millions of euros	31 December 2005, under EU IFRS			1 January 2005, under EU IFRS		
	Trading book	Assets designated at fair value through profit or loss	Total	Trading book	Assets designated at fair value through profit or loss	Total
Financial assets						
Negotiable certificates of deposit	**58,275**	**535**	**58,810**	**54,143**	**281**	**54,424**
Treasury bills and other bills eligible for central bank refinancing	47,041	10	47,051	49,552	7	49,559
Other negotiable certificates of deposit	11,234	525	11,759	4,591	274	4,865
Bonds	**125,547**	**6,079**	**131,626**	**78,998**	**5,405**	**84,403**
Government bonds	72,585	271	72,856	37,590	25	37,615
Other bonds	52,962	5 808	58,770	41,408	5,380	46,788
Equities and other variable-income securities	**84,264**	**34,060**	**118,324**	**64,860**	**25,825**	**90,685**
Repurchase agreements	**200,040**	**69**	**200,109**	**165,184**	**2**	**165,186**
Loans	**86**	**1,042**	**1,128**	**68**	**430**	**498**
to credit institutions	*7*	*1,042*	*1,049*	-	*430*	*430*
to corporate customers	*63*		*63*	*68*	-	*68*
to private individual customers	*16*		*16*	-	-	-
Trading book forward financial instruments	**190,528**		**190,528**	**144,314**	**-**	**144,314**
Total financial assets at fair value through profit or loss	**658,740**	**41,785**	**700,525**	**507,567**	**31,943**	**539,510**
of which loaned securities	*29,587*	*422*	*30,009*	*14,818*	-	*14,818*
Financial liabilities						
Borrowed securities and short selling	137,381		137,381	90,553	-	90,553
Repurchase agreements	222,292		222,292	182,359	-	182,359
Borrowings	240	1,468	1,708		1,038	1,038
Credit institutions		*614*	*614*		*690*	*690*
Corporate customers	*240*	*854*	*1,094*		*348*	*348*
Debt securities		42,933	42,933		31,963	31,963
Trading book forward financial instruments	206,367		206,367	151,213	-	151,213
Total financial liabilities at fair value through profit or loss	**566,280**	**44,401**	**610,681**	**424,125**	**33,001**	**457,126**

The derivative instruments included in the trading book mostly relate to transactions initiated for position management purposes, and may be contracted in connection with market-making or arbitrage activities. BNP Paribas actively trades in derivatives so as to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with tailored complex risk profiles. The net position is in all cases subject to limits.

Trading account derivative instruments also include derivatives contracted to hedge financial assets or financial liabilities but for which the Group has not documented a hedging relationship, or which do not qualify for hedge accounting under IFRS. This applies in particular to credit derivative transactions contracted to protect the Group's loan book.

The table below shows the notional amount and positive or negative fair value of derivative instruments classified in the trading book. The notional amounts of derivative instruments in this table are merely an indication of the volume of the Group's activities in financial instruments markets, and do not reflect the market risks associated with such instruments. The positive and negative fair values represent the replacement value of these instruments, which may fluctuate significantly in response to changes in market parameters, such as interest rates or exchange rates.

In millions of euros	31 December 2005, under EU IFRS			1 January 2005, under EU IFRS		
	Notional amounts	Negative fair value	Positive fair value	Notional amounts	Negative fair value	Positive fair value
Currency derivatives	940,46	34,423	33,963	688,465	11,480	11,382
Interest rate derivatives	17,467,636	102,502	102,328	17,969,779	110,954	110,793
Equity derivatives	1,124,518	64,489	49,829	523,065	26,535	19,671
Credit derivatives	967,293	868	586	413,487	1,737	1,910
Other derivatives	226,262	4,085	3,822	73,163	507	558
Total trading book derivatives	**20,726,170**	**206,367**	**190,528**	**19,667,959**	**151,213**	**144,314**

Derivatives traded on organised markets represent approximately half of the Group's trading account derivatives transactions.

6.c Derivatives used for hedging purposes

The table below shows the notional amount and fair value of derivatives used for hedging purposes.

In millions of euros	31 December 2005, under EU IFRS			1 January 2005, under EU IFRS		
	Notional amounts	Negative fair value	Positive fair value	Notional amounts	Negative fair value	Positive fair value
Derivatives used as fair value hedges of non-derivative financial instruments						
Currency derivatives	409	-	1	3,003	1	-
Interest rate derivatives	111,800	837	2,527	90,835	338	2,011
Other derivatives	-	-	10	731	-	-
Fair value hedges	**112,209**	**837**	**2,538**	**94,569**	**339**	**2,011**
Derivatives used as cash flow hedges of non-derivative financial instruments						
Currency derivatives	71,676	82	98	39,319	-	28
Interest rate derivatives	94,344	96	451	33,478	111	542
Other derivatives	-	-	-	5	-	-
Cash flow hedges	**166,020**	**178**	**549**	**72,802**	**111**	**570**
Derivatives used as net investment hedge of non-derivative financial instruments						
Currency derivatives	120	-	-	-	-	-
Net investment hedge	**120**	**-**	**-**	**-**	**-**	**-**
Derivatives used for hedging purposes	**278,349**	**1,015**	**3,087**	**167,371**	**450**	**2,581**

Derivatives used for hedging purposes are primarily contracted on over-the-counter markets.

6.d Available-for-sale financial assets

In millions of euros	31 December 2005, under EU IFRS		1 January 2005, under EU IFRS	
	Carrying amount	of which unrealised gains and losses	Carrying amount	of which unrealised gains and losses
Negotiable certificates of deposit	**15,210**	**251**	**16,524**	**227**
Treasury bills and other bills eligible for central bank refinancing	9,275	197	9,520	224
Other negotiable certificates of deposit	5,935	54	7,004	3
Bonds	**62,550**	**2,629**	**48,169**	**2,630**
Government bonds	43,960	1,887	29,491	1,695
Other bonds	18,590	742	18,678	935
Equities and other variable-income securities	**16,311**	**4,501**	**12,696**	**2,767**
Total available-for-sale financial assets, before provisions	**94,071**	**7,381**	**77,389**	**5,624**
of which fixed-income securities	*77,760*	*2,880*	*64,693*	*2,857*
of which loaned securities	*584*		*60*	-
Provisions for impairment of available-for-sale financial assets	**(1,365)**		**(1,611)**	
Fixed-income securities	(152)		(219)	
Variable-income securities	(1,213)		(1,392)	
Total available-for-sale financial assets, net of provisions	**92,706**	**7,381**	**75,778**	**5,624**

6.e Customer items

Loans and receivables due from customers

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Demand accounts	20,539	18,938
Loans to customers	273,305	217,254
Repurchase agreements	734	2,563
Finance leases	17,077	16,169
Total loans and receivables due from customers, before impairment provisions	**311,655**	**254,924**
Impairment of loans and receivables due from customers	(10,459)	(10,696)
Total loans and receivables due from customers, net of impairment provisions	301,196	244,228

Detail of finance leases

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Gross investment	**18,637**	**17,905**
Receivable within less than 1 year	5,791	5,922
Receivable after more than 1 year but within less than 5 years	10,005	9,373
Receivable after more than 5 years	2,841	2,610
Unearned interest income	**(1,560)**	**(1,736)**
Net investment before impairment provisions	**17,077**	**16,169**
Receivable within less than 1 year	5,346	5,335
Receivable after more than 1 year but within less than 5 years	9,117	8,251
Receivable after more than 5 years	2,614	2,583
Impairment provisions	**(344)**	**(375)**
Net investment after impairment provisions	**16,733**	**15,794**

Due to customers

In millions of euros	*31 December 2005, under EU IFRS*	*1 January 2005, under EU IFRS*
Demand deposits	102,945	84,294
Term accounts	91,125	77,731
Regulated savings accounts	41,292	39,712
Retail certificates of deposit	9,358	6,713
Repurchase agreements	2,774	3,037
Total due to customers	**247,494**	**211,487**

6.f Debt securities and subordinated debt

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Debt securities at fair value through profit or loss (note 6.b)	**42,933**	**31,963**
Other debt securities	**84,629**	**77,597**
Negotiable certificates of deposit	68,476	66,048
Bond issues	16,153	11,549
Subordinated debt	**16,706**	**13,042**
Redeemable subordinated debt	14,811	11,217
Undated subordinated debt	1,895	1,825
Total	**144,268**	**122,602**

Redeemable subordinated debt

The redeemable subordinated debt issued by the Group is in the form of medium- and long-term debt securities, equivalent to ordinary subordinated debt; these issues are redeemable prior to the contractual maturity date in the event of liquidation of the issuer, and rank after the other creditors but before holders of participating loans and participating subordinated notes.

These debt issues may contain a call provision authorising the Group to redeem the securities prior to maturity by repurchasing them in the stock market, via public tender offers, or (in the case of private placements) over the counter.

Debt issued by BNP Paribas SA or foreign subsidiaries of the Group via placements in the international markets may be subject to early redemption of the capital and early payment of interest due at maturity at the issuer's discretion on or after a date stipulated in the issue particulars (call option), or in the event that changes in the then applicable tax rules oblige the BNP Paribas Group issuer to compensate debt-holders for the consequences of such changes. Redemption may be subject to a notice period of between 15 and 60 days, and is in all cases subject to approval by the banking supervisory authorities.

Undated subordinated debt

Undated subordinated debt consists of undated floating-rate subordinated notes *(titres subordonnés à durée indéterminée - TSDIs)*, other undated notes, and undated participating subordinated notes *(titres participatifs)*.

In millions of euros	31 December 2005	1 January 2005
Undated floating-rate subordinated notes (TSDIs)	887	812
Other undated notes	589	550
Undated participating subordinated notes	304	304
Issue costs and fees, accrued interest	115	159
Total	**1,895**	**1,825**

- The TSDIs issued by BNP Paribas are redeemable on liquidation of the Bank after repayment of all other debts but ahead of undated participating subordinated notes. They confer no rights over residual assets. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if the Shareholders' Meeting held to approve the financial statements declares that there is no income available for distribution. The TSDIs meet the definition of debt instruments.

The TSDIs issued by BNP Paribas contain a specific call option provision, whereby they may be redeemed at par prior to maturity at the issuer's discretion at any time after a date specified in the issue particulars, subject to the prior approval of the banking authorities. The TSDIs are not subject to any interest uplift clause. The various TSDI issues are as follows:

In millions of euros Issuer	Issue date	Currency	Original amount in issue currency	31 December 2005	1 January 2005
Paribas SA	September 1984	USD	24 million	20	17
BNP SA	October 1985	EUR	305 million	305	305
Paribas SA	July 1986	USD	165 million	140	122
BNP SA	September 1986	USD	500 million	422	368
			Total	**887**	**812**

- The other undated notes issued by BNP Paribas between 1996 and 1998 may be redeemed at par prior to maturity on a date specified in the issue particulars, and are entitled to an uplift in interest from this date if the notes have not been redeemed.

Payment of interest is obligatory, but the Board of Directors may postpone interest payments if the Shareholders' Meeting held to approve the financial statements declares that there is no income available for distribution.

In millions of euros					31 December 2005	1 January 2005
Issuer	Issue date	Call option or interest uplift date	Currency	Original amount in issue currency		
BNP SA	July 1996	July 2006	USD	20 million	17	15
BNP SA	December 1996	December 2006	USD	200 million	169	147
BNP SA	January 1997	January 2007	USD	50 million	42	37
BNP SA	January 1997	December 2006	USD	50 million	42	37
BNP SA	May 1997	May 2007	EUR	191 million	191	191
BNP SA	July 1997	July 2007	USD	50 million	42	37
BNP SA	November 1997	November 2007	EUR	9 million	9	9
BNP SA	April 1998	April 2008	EUR	77 million	77	77
				Total	**589**	**550**

- The undated participating subordinated notes issued by BNP Paribas between 1984 and 1988 for a total amount of EUR 337 million are redeemable only in the event of the liquidation of the Bank, but may be retired on the terms specified in the law of 3 January 1983. Under this option, 219,742 notes were retired in 2004 and subsequently cancelled. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if the Shareholders' Meeting held to approve the financial statements declares that there is no income available for distribution.

The carrying amount of debt securities (except for negotiable certificates of deposit, regarded as having a maturity of less than one year) is broken down in the table below by contractual maturity date, or in the case of undated notes, by interest uplift date (if any). All BNP Paribas debt issues are converted to floating-rate, irrespective of the benchmark rate on issue.

Maturity or call option date, in millions of euros (unless otherwise indicated)	2006	2007	2008	2009	2010	2011/2015	After 2015	Total at 31 Dec. 2005
Total senior and subordinated debt	7,368	9,935	7,438	4,360	7,907	23,739	15,045	75,792

Maturity or call option date, in millions of euros (unless otherwise indicated)	2005	2006	2007	2008	2009	2010/2014	After 2014	Total at 1 January 2005
Total senior and subordinated debt	7,793	6,050	7,155	5,845	4,592	17,328	7,791	56,554

6.g Held-to-maturity financial assets

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Negotiable certificates of deposit	**3,360**	**6,290**
Treasury bills and other bills eligible for central bank refinancing	3,276	3,294
Other negotiable certificates of deposit	84	2,996
Bonds	**12,085**	**19,840**
Government bonds	11,451	19,451
Other bonds	634	389
Total held-to-maturity financial assets	**15,445**	**26,130**

6.h Current and deferred taxes

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Current taxes	1,147	1,052
Deferred taxes	988	1,088
Current and deferred tax assets	**2,135**	**2,140**
Current taxes	647	472
Deferred taxes	1,559	1,181
Current and deferred tax liabilities	**2,206**	**1,653**

Deferred taxes on temporary timing differences relate to the following items:

In millions of euros	1 January 2005, under EU IFRS	Deferred tax expense/(income)	Effect of IAS 32, IAS 39 & IFRS 4	Effect of exchange rate movements and other items	31 December 2005, under EU IFRS
Provisions for employee benefit obligations	586	(133)		196	649
Other provisions	325	(74)		72	323
Unrealised finance lease reserve	(461)	36		(51)	(476)
Available-for-sale financial assets	(554)	(11)		(233)	(798)
Other items	11	(183)		(97)	(269)
Net deferred taxes	**(93)**	**(365)**	**-**	**(113)**	**(571)**
of which					
Deferred tax assets	1,088				988
Deferred tax liabilities	(1,181)				(1,559)

In millions of euros	1 January 2004, under EU IFRS	Deferred tax expense/(income)	Effect of IAS 32, IAS 39 & IFRS 4	Effect of exchange rate movements and other items	1 January 2005, under EU IFRS
Provisions for employee benefit obligations	592	(40)		34	586
Other provisions	(20)	(18)	416	(53)	325
Unrealised finance lease reserve	(488)	39		(12)	(461)
Available-for-sale financial assets	70	62	(681)	(5)	(554)
Other items	(300)	(50)	248	113	11
Net deferred taxes	**(146)**	**(7)**	**(17)**	**77**	**(93)**
of which					
Deferred tax assets	2,375				1,088
Deferred tax liabilities	(2,521)				(1,181)

Carryforwards of tax losses accounted for EUR 96 million of total deferred tax assets at 31 December 2005 (EUR 65 million at 1 January 2005).

Unrecognised deferred tax assets amounted to EUR 338 million at 31 December 2005 (EUR 373 million at 1 January 2005).

The effects of first-time adoption of IAS 32, IAS 39 and IFRS 4 are described in note 1.b.4. Restatement of specific credit risk impairment gives rise to an additional deferred tax asset of EUR 217 million, and the recognition of a provision for regulated savings products generates a deferred tax asset of EUR 129 million.

The other deferred tax effects of EUR 248 million are mainly a result of restatements related to financial instruments reclassified as fair value through profit or loss.

6.i Accrued income/expense, other assets/liabilities

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Guarantee deposits and bank guarantees paid	22,221	17,016
Settlement accounts related to securities transactions	16,010	4,226
Collection accounts	2,110	3,545
Reinsurers' share of technical reserves	2,283	2,075
Accrued income and prepaid expenses	1,836	1,830
Other debtors and miscellaneous assets	20,867	12,640
Total accrued income and other assets	**65,327**	**41,332**
Guarantee deposits received	11,183	6,260
Settlement accounts related to securities transactions	15,336	5,679
Collection accounts	414	4,799
Accrued expenses and deferred income	3,127	3,456
Other creditors and miscellaneous liabilities	18,386	13,862
Total accrued expenses and other liabilities	**48,446**	**34,056**

The movement in "Reinsurers' share of technical reserves" breaks down as follows:

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Reinsurers' share of technical reserves at start of period	**2,075**	**1,029**
Increase in technical reserves borne by reinsurers	294	292
Amounts received in respect of claims and benefits passed on to reinsurers	(90)	(72)
Effect of changes in exchange rates	4	-
Effect of changes in scope of consolidation	-	826
Reinsurers' share of technical reserves at end of period	**2,283**	**2,075**

6.j Investments in associates

The Group's investments in associates (companies carried under the equity method) are shown below, with individual investments in excess of EUR 100 million shown separately:

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Erbé	1,013	746
Verner Investissement	221	184
Société de Paiement Pass	196	90
Finaxa	-	931
Cofinoga	-	232
Other associates	393	537
Investments in associates	**1,823**	**2,720**

Financial data as published by the Group's principal associates under local generally accepted accounting principles are as follows:

In millions of euros	Total assets at 31 Dec. 2005	Net banking income or net sales Year to 31 Dec. 2005	Net income Year to 31 Dec. 2005
Erbé (1)	1,615		139
Verner Investissement (1)	1,963	205	-
Société de Paiement Pass	2,751	364	51

(1) Data as at 31 December 2004 or for the year then ended.

6.k Property, plant and equipment and intangible assets used in operations, investment property

In millions of euros	31 December 2005, under EU IFRS			1 January 2005, under EU IFRS		
	Gross value	Accumulated depreciation, amortisation and impairment	Carrying amount	Gross value	Accumulated depreciation, amortisation and impairment	Carrying amount
Investment property	**6,119**	**(864)**	**5,255**	**5,345**	**(794)**	**4,551**
Land and buildings	2,871	(840)	2,031	2,547	(734)	1,813
Equipment, furniture and fixtures	3,726	(2,457)	1,269	3,399	(2,247)	1,152
Plant and equipment leased under operating leases (Group as lessor)	7,931	(2,646)	5,285	6,819	(2,267)	4,552
Other property, plant and equipment	1,210	(582)	628	1,160	(518)	642
Property, plant and equipment	**15,738**	**(6,525)**	**9,213**	**13,925**	**(5,766)**	**8,159**
Purchased software	1,359	(1,021)	338	1,091	(799)	292
Internally-developed software	615	(326)	289	543	(236)	307
Other intangible assets	791	(193)	598	788	(212)	576
Intangible assets	**2,765**	**(1,540)**	**1,225**	**2,422**	**(1,247)**	**1,175**

The main changes in investment property in the year to 31 December 2005 related to the acquisition of shopping centres by Klépierre for EUR 545 million. In addition, the acquisition of Commercial Federal Corporation generated an increase of approximately EUR 121 million in property, plant and equipment.

The main changes in investment property in the year to 31 December 2004 related to the acquisition of shopping centres by Klépierre for EUR 673 million. The main changes in property, plant and equipment related to the Union Safe Deposit Bank and Community First Bankshares acquisitions (approximately EUR 116 million) and disposals of computer equipment to a subsidiary set up jointly with IBM (EUR 76 million).

Investment property

Land and buildings leased by the Group as lessor under operating leases, and land and buildings held as investments in connection with life insurance business, are recorded in "Investment property".

The estimated fair value of investment property accounted for at historical cost at 31 December 2005 was EUR 8,747 million (EUR 6,818 million at 1 January 2005).

Intangible assets

"Other intangible assets" comprise leasehold rights, goodwill and trademarks acquired by the Group.

Depreciation, amortisation and impairment

Net depreciation and amortisation expense for the year ended 31 December 2005 was EUR 766 million (EUR 775 million for the year ended 31 December 2004).

Net reversals of impairment losses on property, plant and equipment and intangible assets taken to the profit and loss account in the year ended 31 December 2005 amounted to EUR 24 million, compared with a net increase of EUR 25 million in impairment losses in the year ended 31 December 2004.

6.l Goodwill

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Gross value at start of period	**6,328**	**5,578**
Accumulated impairment at start of period	**-**	**-**
Carrying amount at start of period	**6,328**	**5,578**
Acquisitions	1,204	1,259
Divestments	(30)	(61)
Impairment loss recognised during the period	(14)	-
Translation adjustments	589	(247)
Other movements	2	(201)
Gross value at end of period	**8,093**	**6,328**
Accumulated impairment recognised during the period	**(14)**	**-**
Carrying amount at end of period	**8,079**	**6,328**

As part of the impairment testing process for the relevant cash-generating unit, goodwill was tested for impairment at 1 January 2004, 31 December 2004 and 31 December 2005. The value tested was the new gross value at the reference date, net of accumulated amortisation and any impairment losses recognised at 31 December 2003 in accordance with IFRS 1. These impairment tests indicated no impairment of goodwill at either 1 January 2004 or 31 December 2004. At 31 December 2005, BNP Paribas recognised an impairment loss against goodwill related to the Peregrine sub-group in order to reflect prevailing market conditions in the Corporate Finance and Equity segments in Asia, where the sub-group's entities operate.

Goodwill by core business is as follows:

In millions of euros	Carrying amount at 31 December 2005	Carrying amount at 1 January 2005
International Retail Banking and Financial Services	**6,561**	**5,069**
of which BancWest Corp.	*4,206*	*2,968*
of which Consumer Credit	*1,396*	*1,295*
of which Contract Hire and Fleet Management	*744*	*726*
Asset Management and Services	**1,221**	**962**
of which Cortal Consors	*385*	*385*
Corporate and Investment Banking	**84**	**84**
French Retail Banking	**23**	**-**
Other Activities	**190**	**213**
Total	**8,079**	**6,328**

6.m Technical reserves of insurance companies

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Liabilities related to insurance contracts	**64,406**	**48,228**
Gross technical reserves:		
Unit-linked contracts	26,146	18,925
Other insurance contracts	38 260	29,303
Liabilities related to financial contracts	**8,892**	**14,252**
Liabilities related to financial contracts with discretionary participation feature	8 892	14,252
Policyholders' surplus	**3,225**	**2,038**
Total technical reserves of insurance companies	**76,523**	**64,518**
Liabilities related to unit-linked financial contracts (1)	4,090	5,525
Total liabilities related to contracts written by insurance companies	**80,613**	**70,043**

(1) Liabilities related to unit-linked financial contracts are included in "Due to customers" (note 6.e).

The deferred policyholders' surplus reserve arises from the application of shadow accounting. It represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest, set at 95% for France, is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

Movement in liabilities related to insurance contracts:

In millions of euros	Year to 31 Dec. 2005	Year to 31 Dec. 2004
Liabilities related to contracts at start of period	**70,043**	**61,121**
Additions to insurance contract technical reserves and deposits taken on financial contracts related to life insurance	12,417	9,285
Claims and benefits paid	(5,063)	(4,414)
Contracts portfolio disposals	176	-
Effect of changes in scope of consolidation	-	1,015
Effect of movements in exchange rates	87	(20)
Effect of changes in value of admissible investments related to unit-linked business	2,953	942
Effect of adoption of IFRS applicable from 1 January 2005 (note 1.b.4)	-	2,114
Liabilities related to contracts at end of period	**80,613**	**70,043**

Refer to note 6.i for details of reinsurers' share of technical reserves.

6.n Provisions for contingencies and charges

In millions of euros	Year to 31 Dec. 2005	Year to 31 Dec. 2004
Total provisions at start of period	**3,983**	**4,934**
Additions to provisions	1,047	1,052
Reversals of provisions	(585)	(1,126)
Provisions utilised	(620)	(204)
Effect of movements in exchange rates and other movements	25	(80)
Total provisions at end of period	**3,850**	**4,576**
Effect of adoption of IFRS applicable from 1 January 2005		(593)
Total provisions at 1 January 2005		**3,983**

At 31 December 2005, provisions for contingencies and charges mainly include provisions for post-employment benefits (note 8.b), for impairment related to credit and counterparty risks (note 3.e), for risks on regulated savings products and for litigation in connection with banking transactions.

The effect on the movement in provisions for contingencies and charges of adopting IFRS applicable at 1 January 2005 includes a reduction of EUR 758 million due to the reclassification of a portion of the impairment of at-risk loans and of provisions for country risk, now shown as a deduction from assets in the balance sheet as presented in note 1.c.2, and an increase of EUR 165 million for the restatements mentioned in note 1.b.4.

Provisions for regulated savings product risks

Deposits, loans and savings - home savings plans (PEL)

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Deposits collected under home savings plans	**16,432**	**16,420**
Aged more than 10 years	6,234	5,966
Aged more than 4 years but less than 10 years	8,484	7,057
Aged less than 4 years	1,714	3,397
Outstanding loans granted under home savings plans	**304**	**442**
Provisions recognised in respect of home savings plans	**350**	**305**
Aged more than 10 years	182	97
Aged more than 4 years but less than 10 years	135	84
Aged less than 4 years	33	124

Deposits, loans and savings - home savings accounts (CEL)

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Deposits collected under home savings accounts	**3,555**	**3,519**
Outstanding loans granted under home savings accounts	**499**	**596**
Provisions recognised in respect of home savings accounts	**38**	**70**

Change in provisions for regulated savings products

In millions of euros	Year to 31 Dec. 2005	
	Provisions recognised in respect of home savings plans	Provisions recognised in respect of home savings accounts
Total provisions at 1 January 2005	**305**	**70**
Additional provisions during the period	78	-
Reversals and utilisations	(33)	(32)
Total provisions at 31 December 2005	350	38

7. Financing commitments and guarantee commitments

7.a Financing commitments

Contractual value of financing commitments given and received:

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Financing commitments given:		
• to credit institutions	18,165	17,805
• to customers:	191,514	149,093
Confirmed letters of credit	149,525	123,956
Other commitments given to customers	41,989	25,137
Total financing commitments given	209,679	166,898
Financing commitments received:		
- from credit institutions	54,894	32,418
- from customers	774	4,366
Total financing commitments received	55,668	36,784

Financing commitments given to customers mainly comprise documentary credits and other confirmed letters of credit.

Financing commitments received mainly comprise standby commitments.

7.b Guarantee commitments

Financial instruments given and received as guarantees

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Financial instruments received as guarantees	15,800	11,060
Financial instruments given as guarantees	29,694	26,855

Guarantee commitments given

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Guarantee commitments given:		
• to credit institutions	8,484	6,840
• to customers:	58,670	48,350
Property guarantees	1,191	965
Sureties provided to tax and other authorities, other sureties	18,639	15,361
Other guarantees	38,840	32,024
Total guarantee commitments given	67,154	55,190

7.c Securitisation

The BNP Paribas Group carries out securitisation programmes involving the creation of special-purpose entities, which may be on behalf of customers (in some cases with a guarantee or liquidity facilities) or proprietary programs (in connection with the management of counterparty risk on certain portfolios or asset-liability management for certain subsidiaries). In these cases, the Group retains part of the risk by paying a guarantee deposit or subscribing to subordinated tranches. Special purpose entities over which the Group does not exercise control are not consolidated.

Customer securitisation programmes

Short-term refinancing

At 31 December 2005, five non-consolidated multiseller conduits (Eliopée, Thésée, Starbird, J Bird and Matchpoint) were managed by the Group on behalf of customers. These entities are refinanced on the local short-term commercial paper market. The Group has issued letters of credit guaranteeing the default risk on securitised receivables managed for customers by these entities up to an amount of EUR 629 million, and has granted liquidity facilities totalling EUR 12,176 million to these entities.

Medium-/long-term bond refinancing

BNP Paribas also acts as arranger for customers, setting up funds that receive securitised customer assets and issuing medium- and long-term bonds which are then placed by the Group. However, BNP Paribas does not manage these funds, and they are not consolidated. At 31 December 2005, BNP the Group had granted liquidity facilities totalling EUR 331 million to seven such funds (BEI-Iris 4, Tiepolo Finance, Telecom Italia SV, RCI-Renault, Camber 1, LFE 3 and Tenzing), representing EUR 2,600 million of securitised receivables.

Proprietary securitisation programmes

- For asset/liability management purposes, the subsidiary Centro Leasing has sold finance lease receivables to non-consolidated securitisation vehicles. Centro Leasing has given these vehicles a limited guarantee covering the default risk on the sold receivables. At 31 December 2005, the gross amount of securitised receivables was EUR 865 million (Ponte Vecchio Finance and Ponte Vecchio Finance 2, maturing 2007 and 2010 respectively).

- To reduce the credit risk on certain portfolios, BNP Paribas carries out synthetic securitisations, which involve transferring part of this risk to the market using credit derivatives (purchases of options or credit default swaps) contracted either via special purpose entities or directly with other banks.

Synthetic securitisation programmes via special purpose entities cover EUR 13 billion of consolidated assets, representing loans to major European and American companies. The risk retained by BNP Paribas relates to the equity instruments issued by the intermediate vehicles and acquired by the Group.

Synthetic securitisation (31 December 2005, in millions of euros)

Securitisation vehicle	Date launched	Life of the vehicle scheduled to end in	Gross counterparty risk before securitisation	Gross risk retained by the Group [1]
Consolidated vehicle				
Euroliberté (France)	2001	2008	2,001	184
Non-consolidated vehicle				
Global Liberté 1 to 2 (France)	2005	2010	10,517	496
			12,518	**680**

(1) This risk is retained by BNP Paribas because it holds equity instruments issued by entities that will bear the first losses incurred on the assets guaranteed by that entity.

8. Salaries and employee benefits

8.a Salary and employee benefit expenses

Salary and employee benefit expenses for the year to 31 December 2005 came to EUR 7,903 million (EUR 7,163 million for the year to 31 December 2004).

Fixed and variable remuneration, incentive plans and profit-sharing amounted to EUR 5,935 million (EUR 5,179 million in 2004); retirement bonuses, pension costs and social security taxes to EUR 1,662 million (EUR 1,678 million in 2004); and payroll taxes to EUR 306 million (EUR 306 million in 2004).

8.b Employee benefit obligations

Post-employment benefits under defined-contribution plans

In France, the BNP Paribas Group pays contributions to various nationwide basic and top-up pension schemes. In the rest of the world, defined-benefit plans have been closed to new employees in most of the countries in which the Group operates (primarily the United States, Germany, Luxembourg, the United Kingdom, Ireland, Norway and Australia). These employees are now offered defined-contribution plans. Under these plans, the Group's obligation is essentially limited to paying a percentage of the employee's annual salary into the plan. The amount paid into defined-contribution post-employment plans in France and other countries for the year to 31 December 2005 was approximately EUR 286 million (EUR 275 million for the year to 31 December 2004).

Post-employment benefits under defined-benefit plans

The legacy defined-benefit plans in France and other countries are valued independently using actuarial techniques, applying the projected unit cost method, in order to determine the expense arising from rights vested in employees and benefits payable to retired employees. The demographic and financial assumptions used to estimate the present value of these obligations and of plan assets take account of economic conditions specific to each country and Group company. Actuarial gains and losses outside the permitted 10% "corridor" are amortised ; these gains and losses are calculated separately for each defined-benefit plan.

Provisions set up to cover obligations under defined-benefit post-employment plans at 31 December 2005 totalled EUR 1,378 million (EUR 1,782 million at 31 December 2004), comprising EUR 865 million for French plans and EUR 513 million for other plans.

1.- Pension plans, employee welfare plans and other post-employment benefits

In France, the BNP and Paribas pension funds pay a top-up banking industry pension arising from rights acquired to 31 December 1993 by ex-employees in retirement at that date and active employees in service at that date. These rights vested as a result of employer and employee contributions paid into these funds prior to 31 December 1993. The residual pension obligations are covered by a provision in the consolidated financial statements.

BNP Paribas SA has set up a funded pension plan under a company-wide agreement. Under this plan, employees will receive an annuity on retirement in addition to the pension paid by nationwide schemes.

The defined-benefit plans previously granted to Group executives formerly employed by BNP, Paribas or Compagnie Bancaire have all been closed and converted into top-up type schemes. The amounts allocated to the beneficiaries, subject to their still being with the Group at retirement, were fixed when the previous schemes were closed.

In other countries, pension plans are based either on pensions linked to the employee's final salary and length of service (United Kingdom), or on annual vesting of rights to a capital sum expressed as a percentage of annual salary and paying interest at a pre-defined rate (United States). Some plans are top-up schemes linked to statutory pensions (Norway). Some plans are managed by insurance companies (Spain) or by independent fund managers (United Kingdom).

At 31 December 2005, 81% of the gross obligations under these plans were concentrated on 16 plans in the United Kingdom and the United States. The fair value of the related plan assets was split as follows: 57% equities, 35% bonds, 8% other financial instruments.

Group employees also have rights under collective welfare benefit plans and miscellaneous contractual post-employment benefits such as bonuses payable on retirement. In 2005, BNP Paribas transferred to a third-party insurer contracts taken out to cover bonuses payable on retirement in France and defined-benefit pension plans, previously managed by French subsidiaries of BNP Paribas.

• Reconciliation of assets and liabilities recognised in the balance sheet

In millions of euros	31 December 2005, under EU IFRS	1 January 2005, under EU IFRS
Excess of obligations over plan assets of funded plans	**1,179**	**1,835**
Gross present value of obligations wholly or partially funded by plan assets	2,914	3,063
Fair value of plan assets	(1,735)	(1,228)
of which financial instruments issued by BNP Paribas	*3*	*3*
of which property and other assets used by BNP Paribas	*3*	*3*
Present value of unfunded obligations	**237**	**179**
Fair value of surplus assets	**(78)**	**-**
Fair value of segregated assets (1)	**(73)**	**(249)**
Cost not yet recognised in accordance with IAS 19	**(129)**	**(332)**
Past service cost	76	(194)
Net actuarial losses/gains	(205)	(138)
Other amounts recognised in the balance sheet	**41**	**36**
Net obligation recognised in the balance sheet for defined-benefit plans	**1,177**	**1,469**

(1) Segregated assets are ring-fenced assets held in the balance sheets of Group insurance companies to cover post-employment benefit obligations transferred to the insurance companies for certain categories of employees of other Group entities.

• Movements in the net obligation in the balance sheet

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Net obligation at start of period	**1,469**	**1,664**
Pension cost recognised in profit or loss for the period	(10)	158
BNP Paribas contributions to plan assets	(140)	(176)
Benefits paid to recipients of unfunded benefits	(24)	(176)
Other movements	(118)	(1)
Net obligation at end of period	**1,177**	**1,469**

• Components of pension cost

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Service cost for the period	126	90
Expense arising on discounting of the obligation	133	155
Expected return on plan assets	(93)	(80)
Amortisation of actuarial gains and losses	28	1
Amortisation of past service cost	6	14
Effect of plan curtailments or settlements	(213)	(20)
Other items	3	(2)
Total expense recorded in "Salary and employee benefit expenses"	**(10)**	**158**

• Effective rate of return on plan assets (including reimbursement rights)

In %	31 December 2005, under EU IFRS				1 January 2005, under EU IFRS			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Actual return on plan assets (1)	4.20% - 5.00%	8.45% - 14.12%	8.32% - 19.49%	3.01% - 7.90%	4.30% - 4.90%	2.60% - 7.63%	7.00% - 9.50%	4.65% - 9.66%

(1) Range of values, reflecting the existence of several plans within a single country or zone.

• Main actuarial assumptions used in employee benefit calculations at the balance sheet date

In %	31 December 2005, under EU IFRS				1 January 2005, under EU IFRS			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Discounting rate	2.76% - 3.59%	3.40% - 3.82%	4.81%	5.50%	2.52% - 4.21%	4.35%	5.20% - 5.25%	5.75%
Expected return on plan assets (1)	4.00% - 4.20%	2.52% - 6.40%	5.40% - 7.30%	7.00% - 9.00%	4.30% - 4.90%	4.50% - 6.50%	5.40% - 6.30%	7.00% - 9.00%
Future rate of salary increases	2.50% - 5.50%	2.00% - 4.00%	3.75% - 5.40%	4.00%	2.50% - 5.50%	3.00% - 4.50%	3.70% - 4.50%	4.00%

(1) Range of values, reflecting the existence of several plans within a single country or zone.

2.- Post-employment healthcare plans

The Group has several healthcare benefit plans for retired employees, mainly in the United States. Provisions for obligations under these plans at 31 December 2005 amounted to EUR 50 million (EUR 45 million at 31 December 2004).

Obligations under post-employment healthcare benefit plans are measured using the mortality tables applicable in each country. They also build in assumptions about healthcare benefit costs, including forecast trends in the cost of healthcare services and in inflation, which are derived from historical data.

Termination benefits

In France, BNP Paribas is encouraging voluntary redundancy among employees who meet certain eligibility criteria. The obligations to eligible active employees under such plans is provided for where the plan is the subject of an agreement or a draft bilateral agreement. In 2005, the Group set up a provision of EUR 43 million to cover an Employment Adaptation Plan to be implemented from 2006 to 2008 by BNP Paribas in France, in anticipation of the effect of demographic changes and of quantitative and qualitative changes in job requirements.

Provisions for voluntary redundancy and early retirement plans amounted to EUR 171 million at 31 December 2005 (EUR 201 million at 31 December 2004).

8.c Share-based payment

BNP Paribas has granted benefits to some employees in the form of share-based loyalty bonus plans and stock option plans.

1.- Share-based loyalty bonus plans

As part of the Group's variable remuneration policy, some high-performing employees are awarded a loyalty bonus plan, entitling them to specific share-based remuneration over a three-year period subject to their remaining with the Group. Under IFRS 2, these plans are recognised as an expense over the vesting period of the rights.

The Group recognises share-based deferred bonus entitlements linked to the performance of certain categories of employee in 2002 and 2003 as an expense over the remaining vesting period of the rights. The total recognised as an expense in the year ended 31 December 2005 was EUR 50 million (EUR 92 million in the year ended 31 December 2004).

2.- Stock option plans

Various stock option plans have been granted to Group employees by BNP, by Paribas and its subsidiaries, and subsequently by BNP Paribas. All unexpired plans involve potential settlement in BNP Paribas shares.

Expense for the year

The expense recognised in the year to 31 December 2005 in respect of stock subscription option plans granted since November 2002 was EUR 32 million (EUR 23 million in the year to 31 December 2004).

Description of the plans

Under authorisations granted by the Shareholders' General Meeting, BNP Paribas grants a stock subscription option plan every year.

The tables below give details of the characteristics and terms of all unexpired plans at 31 December 2005:

Stock subscription option plans

	Characteristics of the plan						Number of options exercised during the period	Options outstanding at end of period	
Originating company	Date of grant	Number of grantees	Number of options granted (1)	Start date of exercise period	Option expiry date	Exercise price (in euros) (1)		Number of options (1)	Remaining period until expiry of options (years)
BNP	22/05/1997	64	476,000	23/05/2002	22/05/2007	18.45	88,160	119,480	1
BNP	13/05/1998	259	2,074,000	14/05/2003	13/05/2008	37.28	577,421	629,002	2
BNP	03/05/1999	112	670,000	04/05/2004	03/05/2009	37.64	185,349	283,472	3
BNP (4)	22/12/1999	642	5,064,000	23/12/2004	22/12/2009	45.16	1,287,612	3,197,668	4
BNP (4)	07/04/2000	1,214	1,754,200	08/04/2005	07/04/2010	42.50	561,071	899,629	4
BNP Paribas SA (2)	15/05/2001	932	6,069,000	15/05/2005	14/05/2011	49.00	62,511	5,743,489	5
BNP Paribas SA (2)	31/05/2002	1,384	2,158,570	31/05/2006	30/05/2012	60.00	-	2,002,530	6
BNP Paribas SA (3)	21/03/2003	1,302	6,693,000	21/03/2007	20/03/2013	37.10	5,000	6,501,400	7
BNP Paribas SA (3)	24/03/2004	1,458	1,779,850	24/03/2008	21/03/2014	49.80	-	1,703,850	8
BNP Paribas SA (3)	25/03/2005	2,380	4,332,550	25/03/2009	22/03/2013	55.1 (5)	-	4,307,650	7
							2,767,124	**25,388,170**	

(1) The number of options and the exercise price have been adjusted for the two-for-one BNP Paribas share split that took place on 20 February 2002.
(2) The options are subject to vesting conditions related to the financial performance of the Group as measured by the ratio of net income to average shareholders' equity for the year in question. The minimum requirement is an average ratio of 16% over four years starting in the year of grant, or alternatively over three rolling years starting in the second year after the year of grant.
(3) The plan is subject to vesting conditions under which a proportion of the options granted to employees is conditional upon the performance of BNP Paribas shares relative to the Dow Jones Euro Stoxx Bank index.
(4) Plans granted to employees of the two pre-merger groups, BNP and Paribas. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the merger. This condition has been met.
(5) Rounded average of the opening quoted stock market prices for the twenty trading days preceding 25 March 2005.

Stock purchase option plans

	Characteristics of the plan						Number of options exercised during the period (1)	Options outstanding at end of period	
Originating company	Date of grant	Number of grantees	Number of options granted (1)	Start date of exercise period (2)	Option expiry date	Exercise price (in euros)		Number of options	Remaining period until expiry of options (years)
Paribas (CFP)	20/01/1997	526	5,178,206	20/01/2002	20/01/2005	17.30	162,973	-	-
Paribas (CFP)	07/07/1997	4	77,125	07/07/2002	07/07/2005	19.47	8,678	-	-
Cetelem	22/09/1997	117	332,893	23/09/2002	21/09/2005	17.19	108,570	-	-
Paribas (CB)	30/09/1997	149	615,608	01/10/2002	29/09/2005	19.71	225,491	-	-
Paribas (CFP)	26/12/1997	319	6,370,545	26/12/2002	26/12/2005	23.47	1,811,881	-	-
Paribas	17/11/1998	975	7,255,377	17/11/2003	17/11/2006	20.41	1,133,590	1,481,847	1
Paribas	04/05/1999	1	30,850	04/05/2004	04/05/2007	31.88	8,342	22,508	1
							3,459,525	**1,504,355**	

(1) The number of options and the exercise price have been adjusted for the two-for-one BNP Paribas share split that took place on 20 February 2002.
- For Compagnie Bancaire, Compagnie Financière Paribas and Banque Paribas, based on the following conversion rates: 9 Paribas shares for 5 Compagnie Bancaire shares, 1 Paribas share for 1 Compagnie Financière Paribas share, 1 Paribas share for 1 Banque Paribas share, 3.085 BNP Paribas shares for 1 Paribas share.
- For Cetelem (fully consolidated Paribas subsidiary), the number of options and the exercise price are expressed in BNP Paribas shares calculated after the exchange: 1.791 Paribas shares for 1 Cetelem share, 3.085 BNP Paribas shares for 1 Paribas share.
The exercise price and number of options used in the preparation of this table were calculated on the basis of the exchange ratio after 1 July 2002.
(2) Exercise dates set at the time of grant. However, the BNP-Paribas merger agreement stipulates that grantees may not exercise their options until the 5th anniversary of the date of grant, as required under French tax rules, irrespective of the original exercise date.

Movements during the year

Stock subscription option plans

	2005		2004	
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at 1 January	**24,359,164**	**44.58**	**23,960,398**	**43.30**
Options granted during the period	4,332,550	55.10	1,779,850	49.80
Options exercised during the period	(2,767,124)	41.69	(1,381,084)	28.79
Options expired during the period	(536,420)		-	
Options outstanding at 31 December	**25,388,170**	**46.63**	**24,359,164**	**44.58**
Options exercisable at 31 December [(1)]	**8,932,740**	**45.38**	**6,438,164**	**42.27**

(1) The number of options exercisable at 31 December 2005 does not take into account the tranche of the options granted on 15 May 2001 of which exercise is contingent upon the financial performance of the Group (1,940,000 options outstanding at the end of 2005). Because the minimum annual average performance requirement of 16% was not reached in the past reference period, the exercise period for this tranche is extended until the requirement is met over a rolling 3-year period.

The average quoted stock market price for the option exercise period in 2005 was EUR 59.11 (EUR 51.54 in 2004).

Stock purchase option plans

	2005		2004	
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at 1 January	**4,963,880**	**21,39**	**8,624,313**	**20,86**
Options expired during the period	(3,459,525)	21,74	(3,660,433)	20,14
Options outstanding at 31 December	**1,504,355**	**20,58**	**4,963,880**	**21,39**
Options exercisable at 31 December	**1,504,355**	**20,58**	**4,963,880**	**21,39**

The average quoted stock market price for the option exercise period in 2005 was EUR 58.76 (EUR 51.54 in 2004).

Value attributed to stock options

As required under IFRS 2, BNP Paribas attributes a value to stock options granted to employees and recognises an expense, determined at the date of grant, calculated on the basis of the fair value of the options. This initial fair value may not subsequently be adjusted for changes in the quoted market price of BNP Paribas shares. The only assumptions that may result in a revision to fair value during the vesting period, and hence to an adjustment in the expense, are those related to the population of grantees (loss of rights) or to performance-linked conditions (return on equity).

The Group's stock option plans are valued by an independent specialist firm. Binomial or trinomial tree algorithms are used to build in the possibility of non-optimal exercise of options from the vesting date. The Monte Carlo method is used to price in the characteristics of certain secondary grants linking options to the performance of BNP Paribas shares relative to a sector index.

The implied volatility used in measuring stock option plans is estimated on the basis of a range of ratings prepared by various dealing rooms. The level of volatility used by the Group takes account of historical volatility trends for the benchmark index and BNP Paribas shares over a 10-year period.

The value of options granted by BNP Paribas in 2005 was EUR 9.84 (EUR 11.41 euros in 2004).

In millions of euros	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Quoted price of BNP Paribas shares at date of grant	55.60	48.23
Option exercise price	55.10	49.80
Implied volatility of BNP Paribas shares	20.0%	24.7%
Early exercise of options	7.5 years	8 years
Expected dividend on BNP Paribas shares (1)	3.6%	3.0%
Risk-free interest rate	3.7%	4.1%
Loss of rights rate	1.5%	2.0%

(1) The dividend rate shown above is an average of the series of annual dividends over the life of the option.

9. Additional information

9.a Changes in share capital and earnings per share

Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors
Number of shares outstanding at 31 December 2003	**903,171,615**	**2**		
Increase in share capital by exercise of stock subscription options on 28 January 2004	443,989	2	23 May 00	5 Sept. 00
Reduction in share capital by cancellation of treasury shares on 17 May 2004	(25,000,000)	2	14 May 03	24 March. 04
Exercise of stock subscription options on 6 July 2004	606,978	2	23 May 00	5 Sept. 00
Capital increase reserved for members of the Company Savings Plan	5,477,862	2	14 May 03	4 Feb. 04
Number of shares outstanding at 31 December 2004	**884,700,444**	**2**		
Increase in share capital by exercise of stock subscription options on 25 January 2005	518,758	2	23 May 00	5 Sept. 00
Reduction in share capital by cancellation of treasury shares on 10 May 2005	(13,994,568)	2	28 May 04	23 March 05
Increase in share capital by exercise of stock subscription options on 20 July 2005	1,397,501	2	23 May 00	5 Sept. 00
Capital increase reserved for members of the Company Savings Plan	5,000,000	2	14 May 03	4 Feb. 04
Reduction in share capital by cancellation of treasury shares on 29 November 2005	(39,374,263)	2	18 May 05	13 June 05
Number of shares outstanding at 31 December 2005	**838,247,872**	**2**		

At 31 December 2005, the share capital of BNP Paribas SA consisted of 838,247,872 fully-paid ordinary shares with a par value of 2 euros (compared with 884,700,444 ordinary shares at 1 January 2005). Under BNP Paribas stock subscription plans, 1,369,623 new shares with a par value of 2 euros each and carrying dividend rights from 1 January 2005 were subscribed for by employees during the year ended 31 December 2005. These shares were issued on 23 January 2006.

The 11th and 12th resolutions of the Shareholders' General Meeting of 28 May 2004 authorised the Board of Directors to increase the share capital by up to EUR 1.34 billion, representing 500,000,000 shares with pre-emptive rights and 170,000,000 securities without pre-emptive rights. The aggregate nominal value of debt securities giving immediate or future access to BNP Paribas shares under these authorisations is limited to EUR 10 billion in the case of shares, and EUR 8 billion in the case of securities without pre-emptive rights. These authorisations were granted for a period of 26 months. No securities had been issued pursuant to these authorisations as of 31 December 2005.

The 13th resolution of the Shareholders' General Meeting of 28 May 2004 also authorised the Board of Directors to increase the share capital by capitalising reserves up to a maximum aggregate par value of EUR 1 billion. This authorisation allows the successive or simultaneous capitalisation of some or all of BNP Paribas SA's retained earnings, profits or additional paid-in capital by the issuance and allotment of consideration-free shares, by raising the par value of the shares, or by a combination of these two methods. This authorisation was granted for a period of 26 months.

The 16th resolutions of the Shareholders' General Meetings of 28 May 2004 and 18 May 2005 authorised the Board of Directors to cancel, by means of a reduction in share capital, some or all of the own shares held or acquired under the authorisation granted by the Shareholders' General Meeting, up to a maximum of 10% of the share capital in any 24-month period. These authorisations were granted for a period of 18 months. In 2005, 53,368,831 shares were cancelled pursuant to these authorisations.

Preferred shares and equivalents

In December 1997, BNP US Funding LLC, a subsidiary under the exclusive control of the Group, made a USD 500 million issue of undated non-cumulative preferred shares governed by the law of the United States, which do not dilute ordinary BNP Paribas shares. The shares pay a dividend of 7.738% for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend. The proceeds of this issue are shown under "Minority interests" in the balance sheet, and the dividends are reported in "Minority interests" in the profit and loss account.

In 2000, a further USD 500 million undated non-cumulative preferred share issue was carried out by BNP Paribas Capital Trust, a subsidiary under the exclusive control of the Group. These shares pay a dividend of 9.003% for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend.

In October 2001, a further two undated non-cumulative preferred share issues, of EUR 350 million and EUR 500 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over five years minimum, and shares in the second issue pay a dividend of 6.625% over ten years.

Shares in the first issue are redeemable at the issuer's discretion after the end of a five-year period, and thereafter at each coupon date, with unredeemed shares continuing to pay a dividend of 7%.

Shares in the second issue are redeemable at the issuer's discretion after the end of a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.

In January and June 2002, a further two undated non-cumulative preferred share issues, of EUR 660 million and USD 650 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a dividend of 6.342% paid annually over ten years, and shares in the second issue pay a dividend of 7.2% paid quarterly over five years.
Shares in the first issue are redeemable at the issuer's discretion after the end of a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.
Shares in the second issue are redeemable at the issuer's discretion after the end of a five-year period, and thereafter at each coupon date, with unredeemed shares continuing to pay a dividend of 7.20%.

In January 2003, a further non-cumulative preferred share issue of EUR 700 million was carried out by BNP Paribas Capital Trust VI, a subsidiary under the exclusive control of the Group. Shares in this issue pay an annual dividend of 5.868%. The shares are redeemable after the end of a ten-year period, and thereafter at each coupon date. Shares not redeemed in 2013 will pay a Euribor-indexed dividend quarterly.

Issuer	Date of issue	Currency	Amount	Fixed-rate term	Rate after 1st call date
BNP US Funding	December 1997	USD	500 million	10 years	Weekly Libor +2.8%
BNPP Capital Trust	October 2000	USD	500 million	10 years	3-month Libor +3.26%
BNPP Capital Trust II	October 2001	EUR	350 million	5 years	7%
BNPP Capital Trust III	October 2001	EUR	500 million	10 years	3-month Euribor +2.6%
BNPP Capital Trust IV	January 2002	EUR	660 million	10 years	3-month Euribor +2.33%
BNPP Capital Trust V	June 2002	USD	650 million	5 years	7.20%
BNPP Capital Trust VI	January 2003	EUR	700 million	10 years	3-month Euribor +2.48%

Undated Super Subordinated notes, equivalent to preferred shares, issued by BNP Paribas SA

In June 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes of USD 1,350 million. The issue pays a fixed annual remuneration of 5.186%. The notes are redeemable at the end of a ten-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2015, they will pay quarterly coupon at three-month USD Libor plus 1.68%.

In October 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes of EUR 1,000 million. The issue pays a fixed annual remuneration of 4.875%. The notes are redeemable at the end of a six-year period, and thereafter at each annual coupon date. If the notes are not redeemed in October 2011, they will pay coupon at the fixed rate.

In October 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes of USD 400 million. The issue pays a fixed annual remuneration of 6.250%. The notes are redeemable at the end of a six-year period, and thereafter at each annual coupon date. If the notes are not redeemed in October 2011, they will pay coupon at the fixed rate.

The capital raised by this issue is included in "retained earnings" within shareholders' equity in the balance sheet, with the remuneration on the notes treated as dividend.

Own equity instruments (shares issued by BNP Paribas shares and held by the Group)

The sixth resolution of the Shareholders' Meeting of 28 May 2004 authorised BNP Paribas to buy back shares representing a maximum of 10% of the share capital, for the following purposes: stabilising the share price; allotting or selling shares to employees under the statutory profit-sharing scheme, employee share ownership plans or company savings plans; subsequent cancellation of the shares; sale, exchange or transfer of the shares; or pursuing balance sheet or financial management strategies.

The fifth resolution of the Shareholders' Meeting of 18 May 2005 authorised BNP Paribas to buy back shares representing a maximum of 10% of the share capital, for the following purposes: cancellation of the repurchased shares on the terms approved by an extraordinary resolution of the shareholders; meeting obligations arising from (i) issuance of securities giving access to BNP Paribas shares, (ii) stock purchase option plans, (iii) allotment of consideration-free shares to employees and corporate officers or (iv) allotment or sale of shares to employees under the statutory profit-sharing scheme, employee share ownership plans or company savings plans; retention for future delivery in exchange or as payment for an acquisition; stabilising the share price by buying or selling shares in the light of market conditions.

In addition, a BNP Paribas subsidiary involved in market index trading and arbitrage activities carries out, as part of these activities, short selling of shares issued by BNP Paribas SA.

At 31 December 2005, the BNP Paribas Group held 4,724,282 BNP Paribas shares, representing an amount of EUR 165 million, deducted from shareholders' equity in the balance sheet. At 1 January 2005, a total of 54,512,739 BNP Paribas shares, representing an amount of EUR 2,661 million, were deducted from shareholders' equity in the balance sheet.

	Proprietary transactions		Trading account transactions		Total	
Own equity instruments (shares issued by BNP Paribas and held by the Group)	**Number of shares**	**Carrying amount (in millions of euros)**	**Number of shares**	**Carrying amount (in millions of euros)**	**Number of shares**	**Carrying amount (in millions of euros)**
Shares held at 31 December 2003	**44,818,443**	**1,905**			**44,818,443**	**1,905**
Acquisitions	35,751,407	1,794			35,751,407	1,794
Reduction in share capital	*(25,000,000)*	*(966)*			*(25,000,000)*	*(966)*
Other movements	(457,241)	(40)	(599,870)	(32)	(1,057,111)	(72)
Shares held at 31 December 2004	**55,112,609**	**2,693**	**(599,870)**	**(32)**	**54,512,739**	**2,661**
Acquisitions	11,677,068	676			11,677,068	676
Reduction in share capital	(53,368,831)	(2,694)			(53,368,831)	(2,694)
Other movements	(4,360,827)	(214)	(3,735,867)	(264)	(8,096,694)	(478)
Shares held at 31 December 2005	**9,060,019**	**461**	**(4,335,737)**	**(296)**	**4,724,282**	**165**

Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. Stock subscription options granted are taken into account in the diluted earnings per share calculation. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	Year to 31 Dec. 2005, under EU IFRS	Year to 31 Dec. 2004, under 2004 IFRS
Net income used to calculate basic and diluted earnings per share (in millions of euros) [1]	5,822	4,939
Weighted average number of ordinary shares outstanding during the year	829,515,172	840,921,530
Effect of potentially dilutive ordinary shares:		
number of potentially dilutive shares derived from exercisable stock subscription options	*5,318,375*	*3,481,413*
Weighted average number of ordinary shares used to calculate diluted earnings per share	834,833,547	844,402,943
Basic earnings per share (in euros)	7.02	5.87
Diluted earnings per share (in euros)	6.97	5.85

(1) Net income used to calculate basic and diluted earnings per share is net income per the profit and loss account, adjusted for the remuneration on the Undated Super Subordinated Notes issued by BNP Paribas SA (treated as preferred share equivalents), which for accounting purposes are treated as dividends.

A dividend of 2.00 euros per share was distributed in 2005 out of 2004 net income (compared with 1.45 euros paid in 2004 out of 2003 net income).

9.b Scope of consolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
BNP Paribas SA					France	Full	100.00%	100.00%
French Retail Banking								
Banque de Bretagne					France	Full	100.00%	100.00%
BNP Paribas Développement					France	Full	100.00%	100.00%
BNP Paribas Factor					France	Full	100.00%	100.00%
Catesienne de Participation		6			France			
IRFS								
Retail Bankig - United States of America								
BancWest Corporation					United States	Full	100.00%	100.00%
Bank of the West					United States	Full	100.00%	100.00%
FHL Lease Holding Cy					United States	Full	100.00%	100.00%
First Hawaiian Bank					United States	Full	100.00%	100.00%
Union Safe Deposit Bank			6		United States			
Leasing - Finance Leases								
Albury Asset Rentals Limited					United Kingdom	Full	100.00%	99.96%
All In One Allemagne					Germany	Full	100.00%	99.96%
Antin Bail					France	Full	100.00%	100.00%
Aprolis Finance					France	Full	51.00%	50.98%
Avelingen Finance BV			1		Netherlands	Equity	50.00%	49.98%
Barloword Heftruck BV			1		Netherlands	Equity	50.00%	49.98%
BNP Paribas Lease Group					France	Full	99.96%	99.96%
BNP Paribas Lease Group BV			1		Netherlands	Full	100.00%	99.96%
BNP Paribas Lease Group Holding SPA					Italy	Full	100.00%	99.96%
BNP Paribas Lease Group Netherlands BV			1		Netherlands	Full	100.00%	99.96%
BNP Paribas Lease Group UK PLC					United Kingdom	Full	100.00%	99.96%
BNP Paribas Lease Group SA Belgium					Belgium	Full	100.00%	99.96%
BNP Paribas Lease Group SPA					Italy	Full	100.00%	99.96%
BNP Paribas Lease Group (Rentals) Ltd formely Bureau Services Limited					United Kingdom	Full	100.00%	99.96%
BNP Paribas Leasing GmbH					Germany	Full	100.00%	99.96%
Centro Leasing SPA					Italy	Equity	37.30%	37.28%
Claas Financial Services					France	Full	60.11%	60.09%
Claas Leasing GmbH					Germany	Full	100.00%	60.09%
CNH Capital Europe					France	Full	50.10%	50.08%
CNH Capital Europe Limited					United Kingdom	Full	50.10%	50.08%
Commercial Vehicle Finance Limited					United Kingdom	Full	100.00%	99.96%
Diamond Finance UK Limited					United Kingdom	Full	60.00%	59.98%
Equipment Lease BV			1		Netherlands	Full	100.00%	99.96%
Evergo Finanzaria	6				Italy			
Finance et Gestion SA					France	Full	70.00%	69.97%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Leasing - Finance Leases (cont'd)								
Geveke Rental BV			1		Netherlands	Equity	50.00%	49.98%
HFGL Limited	2				United Kingdom	Full	100.00%	99.96%
HIH Management Limited					United Kingdom	Full	100.00%	99.96%
Humberclyde Commercial Investments Limited					United Kingdom	Full	100.00%	99.96%
Humberclyde Commercial Investments No.1 Limited					United Kingdom	Full	100.00%	99.96%
Humberclyde Commercial Investments No.4 Limited					United Kingdom	Full	100.00%	99.96%
Humberclyde Finance Limited					United Kingdom	Full	100.00%	99.96%
Humberclyde Industrial Finance Limited					United Kingdom	Full	100.00%	99.96%
Humberclyde Investments Limited	2				United Kingdom	Full	100.00%	99.96%
Humberclyde Management Services Limited					United Kingdom	Full	100.00%	99.96%
Humberclyde Spring Leasing Limited					United Kingdom	Full	100.00%	99.96%
Leaseco International BV			1		Netherlands	Full	100.00%	99.96%
Natiobail					France	Full	100.00%	99.96%
Natiocrédibail					France	Full	100.00%	99.96%
Natiocrédimurs					France	Full	100.00%	99.96%
Natioénergie					France	Full	100.00%	99.96%
Norbail SNC			5		France			
Norbail Location			5		France			
Paricomi					France	Full	100.00%	100.00%
S C A U			5		France			
SAS MFF			2		France	Full	51.00%	50.98%
Same Deutz-Fahr Finance					France	Full	99.97%	99.93%
Same Deutz Fahr Finance Limited					United Kingdom	Full	100.00%	99.96%
Socappa	6				France			
UFB Asset Finance Limited					United Kingdom	Full	100.00%	99.96%
United Care Group Limited					United Kingdom	Full	100.00%	99.96%
United Care (Cheshire) Limited					United Kingdom	Full	100.00%	99.96%
United Corporate Finance Limited					United Kingdom	Full	100.00%	99.96%
United Inns Management Limited					United Kingdom	Full	100.00%	99.96%
Consumer Credit								
Attijari Cetelem			1		Marocco	Full	100.00%	93.01%
Axa Banque Financement			5		France			
Banco Cetelem Argentine			5		Argentina			
Banco Cetelem Portugal					Portugal	Full	100.00%	100.00%
Banco Cetelem SA					Spain	Full	100.00%	100.00%
Caisse d'Épargne Financement - CEFI					France	Equity	33.00%	33.00%
Carrefour Administration Cartos de Creditos - CACC					Brazil	Equity	40.00%	40.00%
Cetelem					France	Full	100.00%	100.00%
Cetelem America					Brazil	Full	100.00%	100.00%
Cetelem Bank GmbH					Germany	Full	50.10%	50.10%
Cetelem Bank SA			2		Poland	Full	100.00%	100.00%
Cetelem Belgium					Belgium	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Consumer Credit (cont'd)								
Cetelem Benelux BV					Netherlands	Full	100.00%	100.00%
Cetelem Brésil	9				Brazil	Full	100.00%	100.00%
Cetelem Capital Company Limited	5				South Korea			
Cetelem CR					Czech Rep.	Full	100.00%	100.00%
Cetelem Polska Expansion SA	9				Poland	Full	100.00%	100.00%
Cetelem Thaïlande					Thailand	Full	100.00%	100.00%
Cetelem UK (formely Halifax Cetelem Credit Limited)	7				United Kingdom	Full	100.00%	100.00%
Cofica Bail					France	Full	100.00%	100.00%
Cofidis France					France	Equity	15.00%	15.00%
Cofinoga					France	Prop.	0.00%	48.16%
Cofiparc					France	Full	100.00%	99.99%
Compagnie médicale de financement de voitures et matériels - CMV Médiforce					France	Full	100.00%	100.00%
Credial		6			France			
Crédit Moderne Antilles					France	Full	100.00%	100.00%
Crédit Moderne Guyane					France	Full	100.00%	100.00%
Crédit Moderne océan Indien					France	Full	97.81%	97.81%
Domofinance SA			2		France	Full	55.00%	55.00%
Effico Iberia			2		Spain	Full	100.00%	100.00%
Effico Soreco					France	Full	99.94%	99.94%
Eurocredito					Spain	Full	100.00%	100.00%
Facet					France	Full	99.69%	99.69%
Fidem					France	Full	51.00%	51.00%
Fimestic Expansion SA					Spain	Full	100.00%	100.00%
Findomestic					Italy	Prop.	50.00%	50.00%
Fortis Crédit				4	Belgium			
Laser				11	France	Prop.	48.16%	48.16%
Loisirs Finance					France	Full	51.00%	51.00%
Magyar Cetelem					Hungary	Full	100.00%	100.00%
Norrsken Finance	2				France	Full	51.00%	51.00%
SA Leval 3	5				France			
Servicios Financieros Carrefour EFC					Spain	Equity	40.00%	40.00%
Société de Paiement Pass					France	Equity	40.01%	40.01%
Special Purpose Entities								
FCC Findomestic		3			Italy	Prop.		
FCC Master Dolphin		2			France	Prop.		
FCC Master Noria		3			France	Full		
FCC Retail ABS Finance				2	France	Full		
Mortgage Financing								
Abbey National France			1	6	France			
Banca UCB SPA					Italy	Full	100.00%	100.00%
BNP Paribas Invest Immo		2			France	Full	99.99%	99.99%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities
7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Mortgage Financing (cont'd)								
SAS Prêts et Services					France	Full	100.00%	100.00%
Services et Prêts Immobiliers		6			France			
UCB					France	Full	100.00%	100.00%
UCB Hypotheken	2				Netherlands	Full	100.00%	100.00%
Union de Creditos Immobiliarios - UCI (group)			10		Spain	Prop.	50.00%	50.00%
Special Purpose Entities								
FCC Domos 2003					France	Full		
FCC Master Domos		3			France	Full		
FCC Master Domos 4		3			France	Full		
FCC Master Domos 5		3			France	Full		
FCC UCI 2-14 (formely FCC UCI 2-9)		3	10		Spain	Prop.		
Contract Hire and Fleet Management								
Arius Finance				6	France			
Arius SA					France	Full	100.00%	99.99%
Arma Beheer BV		1			Netherlands	Full	100.00%	99.99%
Artegy Limited		2			United Kingdom	Full	100.00%	99.99%
Artegy SAS					France	Full	100.00%	99.99%
Arval Belgium					Belgium	Full	100.00%	99.99%
Arval BV (formely Arma Nederland)		1			Netherlands	Full	100.00%	99.99%
Arval Deutschland GmbH (formely Arval PHH Deutschland GmbH)					Germany	Full	100.00%	99.99%
Arval ECL SAS					France	Full	100.00%	99.99%
Arval Limited					United Kingdom	Full	100.00%	99.99%
Arval Luxembourg					Luxembourg	Full	100.00%	99.99%
Arval Nederland				6	Netherlands			
Arval NV (formely Arma Belgium)		1			Belgium	Full	100.00%	99.99%
Arval PHH Business Services Limited					United Kingdom	Full	100.00%	99.99%
Arval PHH Business Solutions Limited					United Kingdom	Full	100.00%	99.99%
Arval PHH Holding SAS					France	Full	100.00%	99.99%
Arval PHH Holdings Limited					United Kingdom	Full	100.00%	99.99%
Arval PHH Holdings UK Limited					United Kingdom	Full	100.00%	99.99%
Arval PHH Limited					United Kingdom	Full	100.00%	99.99%
Arval Portugal					Portugal	Full	100.00%	99.99%
Arval Schweiz AG (formely Leasing Handels und Service AG)					Switzerland	Full	100.00%	99.99%
Arval Service Lease					France	Full	100.00%	99.99%
Arval Service Lease Espagne					Spain	Full	99.98%	99.97%
Arval Service Lease Italia					Italy	Full	100.00%	99.99%
Arval Service Lease Polska SP					Poland	Full	100.00%	99.99%
BNP Paribas Fleet Holdings Limited					United Kingdom	Full	100.00%	99.99%
Dialcard Fleet Information Services Limited					United Kingdom	Full	100.00%	99.99%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Dialcard Limited					United Kingdom	Full	100.00%	99.99%
Contract Hire and Fleet Management (cont'd)								
Gestion et Location Holding					France	Full	99.99%	99.99%
Harpur Assets Limited			5		United Kingdom			
Harpur UK Limited					United Kingdom	Full	100.00%	99.99%
Overdrive Business Solutions Limited					United Kingdom	Full	100.00%	99.99%
Overdrive Credit Card Limited					United Kingdom	Full	100.00%	99.99%
PHH Financial Services Limited					United Kingdom	Full	100.00%	99.99%
PHH Holdings (1999) Limited					United Kingdom	Full	100.00%	99.99%
PHH Investment Services Limited					United Kingdom	Full	100.00%	99.99%
PHH Leasing (No.9) Limited					United Kingdom	Full	100.00%	99.99%
PHH Treasury Services Limited					United Kingdom	Full	100.00%	99.99%
PHH Truck Management Services Limited					United Kingdom	Full	100.00%	99.99%
Pointeuro Limited					United Kingdom	Full	100.00%	99.99%
The Harpur Group UK Limited					United Kingdom	Full	100.00%	99.99%
Emerging and Overseas Markets								
Banque Internationale Commerce et Industrie Burkina Faso					Burkina Faso	Full	51.00%	50.47%
Banque Internationale Commerce et Industrie Côte d'Ivoire					Côte d'Ivoire	Full	67.49%	67.32%
Banque Internationale Commerce et Industrie Gabon					Gabon	Full	46.67%	46.67%
Banque Internationale Commerce et Industrie Sénégal					Senegal	Full	54.11%	53.89%
Banque Malgache de l'océan Indien					Madagascar	Full	75.00%	75.00%
Banque Maroccoaine du Commerce et de l'Industrie					Morocco	Full	65.05%	65.05%
Banque Maroccoaine du Commerce et de l'Industrie Leasing					Morocco	Full	72.03%	46.86%
Banque Maroccoaine du Commerce et de l'Industrie Off-shore					Morocco	Full	100.00%	65.05%
Banque pour le Commerce et l'Industrie de la mer Rouge					Djibouti	Full	51.00%	51.00%
BNP Intercontinentale - BNPI					France	Full	100.00%	100.00%
BNP Paribas BDDI Participations					France	Full	100.00%	100.00%
BNP Paribas Cyprus Limited					Cyprus	Full	100.00%	100.00%
BNP Paribas El Djazaïr	1				Algeria	Full	100.00%	100.00%
BNP Paribas Guadeloupe					France	Full	100.00%	100.00%
BNP Paribas Guyane					France	Full	100.00%	100.00%
BNP Paribas Le Caire					Egypt	Full	95.19%	95.19%
BNP Paribas Martinique					France	Full	100.00%	100.00%
BNP Paribas Nouvelle-Calédonie					France	Full	100.00%	100.00%
BNP Paribas Réunion					France	Full	100.00%	100.00%
Sifida					Luxembourg	Full	91.69%	94.68%
Société Financière pour pays d'Outre-Mer - SFOM			5		Switzerland			
Turk Ekonomi Bankasi Yatirimlar Anonim Sirketi (group)			1		Turkey	Prop.	50.00%	50.00%
Union Bancaire pour le Commerce et l'Industrie					Tunisia	Full	50.00%	50.00%
Union Tunisienne de Leasing					Tunisia	Full	70.48%	35.24%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
AMS								
Insurance								
Antarius		4			France			
Banque Financière Cardif					France	Full	100.00%	100.00%
BNP Paribas Assurance					France	Full	100.00%	100.00%
Cardif Asset Management					France	Full	100.00%	100.00%
Cardif Assicurazioni SPA					Italy	Full	100.00%	100.00%
Cardif Assurance-Vie Polska			2		Poland	Full	100.00%	100.00%
Cardif do Brasil Seguros					Brazil	Full	100.00%	100.00%
Cardif Leven					Belgium	Full	100.00%	100.00%
Cardif Levensverzekeringen NV					Netherlands	Full	100.00%	100.00%
Cardif Nederland Holding BV					Netherlands	Full	100.00%	100.00%
Cardif RD					France	Full	100.00%	100.00%
Cardif SA					France	Full	100.00%	100.00%
Cardif Schadeverzekeringen NV					Netherlands	Full	100.00%	100.00%
Cardif Seguros de Vida	5				Chile			
Cardif Société Vie					France	Full	100.00%	100.00%
Centro Vita Assicurazioni					Italy	Prop.	49.00%	49.00%
Compagnie Bancaire UK Fonds C					United Kingdom	Full	100.00%	100.00%
Compania de Seguros de Vida	5				Argentina			
Compania de Seguros Generales					Chile	Full	100.00%	100.00%
Cybèle RE					France	Full	100.00%	100.00%
Darnell Limited	2				Ireland	Full	100.00%	100.00%
European Reinsurance	5				United Kingdom			
GIE BNP Paribas Assurance					France	Full	59.50%	59.50%
Investlife SA					Luxembourg	Full	100.00%	100.00%
Natio Assurance					France	Prop.	50.00%	50.00%
Natiovie				6	France			
Pinnacle Insurance PLC					United Kingdom	Full	100.00%	97.55%
Pinnacle Insurance Holding PLC					United Kingdom	Full	97.55%	97.55%
Pinnacle Insurance Management Services PLC					United Kingdom	Full	100.00%	97.55%
State Bank of India Insurance Company Limited	5				India			
Private Banking								
Bank von Ernst			1	6	France			
Bergues Finance Holding					Bahamas	Full	100.00%	99.99%
BNP Paribas España SA					Spain	Full	99.55%	99.55%
BNP Paribas Investment Services LLC					United States	Full	100.00%	100.00%
BNP Paribas Private Bank					France	Full	100.00%	100.00%
BNP Paribas Private Bank Monaco					France	Full	100.00%	99.99%
BNP Paribas Private Bank Switzerland					Switzerland	Full	100.00%	99.99%
BNP Paribas Private Banking Japan	4				Japan			

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities
7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Private Banking (cont'd)								
Conseil Investissement					France	Full	100.00%	100.00%
Nachenius				1	Netherlands	Full	100.00%	100.00%
Société Monégasque de Banque Privée			1	6	France			
United European Bank Switzerland					Switzerland	Full	100.00%	99.99%
United European Bank Trust Nassau					Bahamas	Full	100.00%	99.99%
Online Brokerage								
B*Capital					France	Full	99.96%	99.96%
Cortal Consors Belgium	5				Belgium			
Cortal Consors España SV		6			Spain			
Cortal Consors France					France	Full	100.00%	100.00%
Cortal Consors International Holding GmbH		6			Germany			
Cortal Consors Luxembourg			6		Luxembourg			
FundQuest (formely Cortal Consors Fund Management)					France	Full	100.00%	100.00%
Asset Management								
BNP PAM Group					France	Full	100.00%	100.00%
BNP Paribas Asset Management					France	Full	100.00%	100.00%
BNP Paribas Asset Management Brasil Limitada			2		Brazil	Full	100.00%	100.00%
BNP Paribas Asset Management Group Luxembourg					Luxembourg	Full	99.66%	99.66%
BNP Paribas Asset Management SGR Milan SPA			5		Italy			
BNP Paribas Asset Management UK Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas Asset Servicing SAS			2		France	Full	100.00%	100.00%
BNP Paribas Épargne et Retraite Entreprise					France	Full	100.00%	100.00%
BNP Paribas Fauchier Partners Limited				2	United Kingdom	Prop.	100.00%	50.00%
BNP Paribas Gestion Épargne Salariale	6				France			
Fauchier General Partners Limited				2	Guernsey	Prop.	100.00%	50.00%
Fauchier Partners Asset Management Limited				2	Guernsey	Prop.	100.00%	50.00%
Fauchier Partners LLP				2	United Kingdom	Prop.	100.00%	42.50%
Fauchier Partners Limited				2	United Kingdom	Prop.	100.00%	50.00%
Fauchier Partners Management Limited			1		United Kingdom	Prop.	50.00%	50.00%
Fischer Francis Trees and Watts					United States	Equity	24.90%	81.42%
FundQuest Incorporation				1	United States	Full	100.00%	100.00%
Securities Services								
BNP Paribas Fund Services					Luxembourg	Full	100.00%	100.00%
BNP Paribas Fund Services Australasia Limited					Australia	Full	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited					Ireland	Full	100.00%	100.00%
BNP Paribas Fund Services Holdings					United Kingdom	Full	100.00%	100.00%
BNP Paribas Fund Services UK Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas Securities Services - BPSS					France	Full	100.00%	100.00%
BNP Paribas Securities Services International Holding SA					France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property Services								
Antin Vendôme					France	Full	96.77%	96.77%
Asset Partenaires				1	France	Full	99.95%	96.72%
Atis Real Expertise		1			France	Full	100.00%	100.00%
Atisreal Auguste-Thouard	1	9			France	Full	95.84%	95.84%
Atisreal Auguste-Thouard Habitat Foncier	1	9			France	Full	99.98%	95.98%
Atisreal Belgium SA	1	9			Belgium	Full	100.00%	100.00%
Atisreal Benelux SA	1	9			Belgium	Full	100.00%	100.00%
Atisreal Consult	1	9			France	Full	100.00%	100.00%
Atisreal Consult GmbH	1	9			Germany	Full	100.00%	100.00%
Atisreal España SA	1	9			Spain	Full	100.00%	100.00%
Atisreal GmbH	1	9			Germany	Full	100.00%	100.00%
Atisreal Holding Belgium SA	1	9			Belgium	Full	100.00%	100.00%
Atisreal Holding France	1	9			France	Full	100.00%	100.00%
Atisreal Holding GmbH	1	9			Germany	Full	100.00%	100.00%
Atisreal International	1	9			France	Full	100.00%	100.00%
Atisreal Limited	1	9			United Kingdom	Full	82.35%	82.35%
Atisreal Luxembourg SA	1	9			Belgium	Full	100.00%	100.00%
Atisreal Management GmbH	1	9		6	Germany			
Atisreal Netherlands BV	1	9			Netherlands	Full	100.00%	100.00%
Atisreal Property Management GmbH	1	9			Germany	Full	100.00%	100.00%
Atisreal Property Management Services	1	9			Belgium	Full	100.00%	100.00%
Atisreal Proplan GmbH	1	9			Germany	Full	75.18%	75.18%
Atisreal Services	1	9			France	Full	96.04%	96.04%
Atisreal USA Inc.	1	9			United States	Full	100.00%	100.00%
Atisreal Weatheralls Financial Services Limited	1	9			United Kingdom	Full	82.35%	82.35%
Auguste-Thouard Fimorem	1	9		6	France			
Auguste-Thouard Residencial SL	1	9		6	Spain			
Banque Centrale de Données Immobilières	1	9		6	France			
BNP Paribas Immobilier					France	Full	100.00%	100.00%
BNP Paribas Participations Finance Immobilier					France	Full	100.00%	100.00%
BNP Paribas Immobilier Property Management (formely SA Meunier Participation)					France	Full	100.00%	100.00%
BSA Immobilier				1	France	Full	100.00%	100.00%
Chancery Lane Management Services Limited	1	9			United Kingdom	Full	82.35%	82.35%
F G Ingénierie et Promotion Immobilière	1				France	Full	100.00%	100.00%
Immobilière des Bergues					France	Full	100.00%	100.00%
Meunier Promotion					France	Full	100.00%	100.00%
Partenaires Gérance Soprofinance				1	France	Full	100.00%	96.77%
SA Comadim					France	Full	100.00%	100.00%
SA Gérer					France	Full	100.00%	100.00%
SA Procodis					France	Full	100.00%	100.00%
SAS Astrim					France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property Services (cont'd)								
SAS Meunier Développements					France	Full	100.00%	100.00%
SAS Meunier Habitat					France	Full	100.00%	100.00%
SAS Meunier Immobilières d'Entreprises					France	Full	100.00%	100.00%
SAS Meunier Méditerranée					France	Full	96.50%	96.50%
SAS Meunier Rhône-Alpes					France	Full	100.00%	100.00%
Sinvim				6	France			
Sofiane				1	France	Full	100.00%	100.00%
SNC Cézanne			5		France			
SNC Comadim Résidences Services					France	Full	100.00%	99.97%
SNC Espaces Immobiliers					France	Full	100.00%	100.00%
SNC Lot 2 Porte d'Asnières		2			France	Full	100.00%	100.00%
SNC Matisse			4		France			
SNC Meunier Gestion					France	Full	100.00%	100.00%
Soprofinance				1	France	Full	100.00%	96.77%
Weatheralls Consultancy Services Limited	1	9			United Kingdom	Full	82.35%	82.35%
Corporate & Investment Banking								
France								
BNP Paribas Arbitrage					France	Full	100.00%	100.00%
BNP Paribas Equities France					France	Full	99.96%	99.96%
BNP Paribas Equity Strategies France					France	Full	100.00%	100.00%
BNP Paribas Peregrine Group	2				France	Full	100.00%	100.00%
BNP Paribas Stratégies Actions					France	Full	100.00%	100.00%
Capstar Partners SAS					France	Full	93.33%	93.33%
Paribas Dérivés Garantis SNC					France	Full	100.00%	100.00%
Parifergie	2				France	Full	100.00%	100.00%
Parilease					France	Full	100.00%	100.00%
SAS Esomet			2		France	Full	100.00%	100.00%
Europe								
BNP AK Dresdner Bank AS			4		Turkey			
BNP AK Dresdner Financial Kiralama			4		Turkey			
BNP Capital Finance Ltd					Ireland	Full	100.00%	100.00%
BNP Factor					Portugal	Full	100.00%	100.00%
BNP Ireland Limited					Ireland	Full	100.00%	100.00%
BNP Paribas (Bulgaria) AD					Bulgaria	Full	100.00%	100.00%
BNP Paribas Bank (Hungaria) RT					Hungary	Full	100.00%	100.00%
BNP Paribas Bank (Polska) SA					Poland	Full	100.00%	100.00%
BNP Paribas Bank NV					Netherlands	Full	100.00%	100.00%
BNP Paribas Capital Investments Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas Capital Markets Group Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas Commodity Futures Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas E & B Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas Equities Italia SIM SPA	5				Italy			

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities
7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Europe (cont'd)								
BNP Paribas Finance PLC					United Kingdom	Full	100.00%	100.00%
BNP Paribas Fixed Assets Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas Guernesey Limited	5				United Kingdom			
BNP Paribas Luxembourg SA					Luxembourg	Full	100.00%	100.00%
BNP Paribas Net Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas Services					Switzerland	Full	100.00%	99.99%
BNP Paribas Sviluppo					Italy	Full	100.00%	100.00%
BNP Paribas Suisse SA					Switzerland	Full	99.99%	99.99%
BNP Paribas UK Holdings Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas UK Limited					United Kingdom	Full	100.00%	100.00%
BNP PUK Holding Limited					United Kingdom	Full	100.00%	100.00%
BNP Paribas ZAO					Russia	Full	100.00%	100.00%
Dealremote Limited					United Kingdom	Full	100.00%	100.00%
ISIS Factor SPA					Italy	Full	100.00%	100.00%
Paribas Management Service Limited					United Kingdom	Full	100.00%	100.00%
Paribas Trust Luxembourg SA					Luxembourg	Full	100.00%	100.00%
Robin Flight Limited			2		Ireland	Full	100.00%	100.00%
Swalow Flight Limited			2		Ireland	Full	100.00%	100.00%
Utexam Limited	2				Ireland	Full	100.00%	100.00%
Americas								
BNP Andes					Peru	Full	100.00%	100.00%
BNP Paribas Asset Managèment Incorporated					United States	Full	100.00%	100.00%
BNP Paribas Brasil SA					Brazil	Full	100.00%	100.00%
BNP Paribas Brokerage Services Incorporated			6		United States			
BNP Paribas Canada					Canada	Full	100.00%	100.00%
BNP Paribas Capstar Partners Incorporated					United States	Full	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated					United States	Full	100.00%	100.00%
BNP Paribas Leasing Corporation					United States	Full	100.00%	100.00%
BNP Paribas North America Incorporated					United States	Full	100.00%	100.00%
BNP Paribas RCC Incorporation					United States	Full	100.00%	100.00%
BNP Paribas Securities Corporation					United States	Full	100.00%	100.00%
Capstar Partners LLC					United States	Full	93.00%	93.00%
Cooper Neff Advisors Incorporated					United States	Full	100.00%	100.00%
Cooper Neff Group Incorporated					United States	Full	100.00%	100.00%
French American Banking Corporation - FABC					United States	Full	100.00%	100.00%
Paribas North America					United States	Full	100.00%	100.00%
Petits Champs Participaçoes e Serviços SA					Brazil	Full	100.00%	100.00%
Asia - Oceania								
BNP Equities Asia Limited					Malaysia	Full	100.00%	100.00%
BNP Paribas (China) Limited					China	Full	100.00%	100.00%
BNP Paribas Arbitrage (Hong Kong) Limited					Hong Kong	Full	100.00%	100.00%
BNP Paribas Asia Equities Limited					Hong Kong	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Asia - Oceania (cont'd)								
BNP Paribas Equities Group Australia Limited	5				Australia			
BNP Paribas Equities Hong Kong	5			12	Hong Kong		100.00%	100.00%
BNP Paribas Finance (Hong Kong) Limited					Hong Kong	Full	100.00%	100.00%
BNP Paribas Futures (Hong Kong) Limited					Hong Kong	Full	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited					Australia	Full	100.00%	100.00%
BNP Paribas Peregrine (Malaysia) Limited	5				Malaysia			
BNP Paribas Peregrine (Singapore) Limited					Singapore	Full	100.00%	100.00%
BNP Paribas Peregrine Capital Limited					Hong Kong	Full	100.00%	100.00%
BNP Paribas Peregrine Futures Limited	5				Hong Kong			
BNP Paribas Peregrine Investment Limited	5				Hong Kong			
BNP Paribas Peregrine Securities (Thaïlande) Limited					Thailand	Full	100.00%	100.00%
BNP Paribas Peregrine Securities Korea Company Limited					South Korea	Full	100.00%	100.00%
BNP Paribas Peregrine Securities Limited					Hong Kong	Full	100.00%	100.00%
BNP Paribas Peregrine Securities Pte Limited					Singapore	Full	100.00%	100.00%
BNP Paribas Securities Australia Limited	5				Australia			
BNP Paribas Securities (Taïwan) Co Limited			2		Taiwan	Full	100.00%	100.00%
BNP Paribas Peregrine Services Limited					Hong Kong	Full	100.00%	100.00%
BNP Paribas Securities Limited					Hong Kong	Full	100.00%	100.00%
Credit Agricole Indosuez Securities Limited				1	Japan	Full	100.00%	100.00%
PT Bank BNP Paribas Indonesia					Indonesia	Full	100.00%	99.99%
PT BNP Lippo Utama Leasing			5		Indonesia			
PT BNP Paribas Peregrine	9				Indonesia	Full	99.00%	99.00%
Special Purpose Entities								
54 Lombard Street Investments Limited		1			United Kingdom	Full		
APAC Finance Limited				2	New Zealand	Full		
APAC Investments Limited				2	New Zealand	Full		
APAC NZ Holdings Limited (formely BNP Paribas (New Zealand) Finance Limited)		2			New Zealand	Full		
ARV International Limited			2		Cayman Islands	Full		
Altels Investment Limited			2		Cayman Islands	Full		
BNP Paribas Arbitrage Issuance BV					Netherlands	Full		
BNP Paribas Emissions und Handel. GmbH					Germany	Full		
BNP Paribas Finance Incorporated					United States	Full		
BNP Paribas New Zealand Limited					New Zealand	Full		
BNP Paribas Principal Incorporated					United States	Full		
Bougainville BV		1			Netherlands	Full		
China Lucie Finance 1				2	France	Full		
China Lucie Finance 2				2	France	Full		
China Lucie Finance 3				2	France	Full		
China Samantha Finance 1			2		France	Full		
China Samantha Finance 2			2		France	Full		
China Samantha Finance 3			2		France	Full		

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
China Samantha Finance 4				2	France	Full		
China Samantha Finance 5				2	France	Full		
China Samantha Finance 6				2	France	Full		
China Samantha Finance 7				2	France	Full		
China Samantha Finance 8				2	France	Full		
China Samantha Finance 9				2	France	Full		
Crisps Limited					Cayman Islands	Full		
Eliopée Limited		3		5	Jersey			
Epimetheus Investments Limited					Cayman Islands	Full		
Epsom Funding Limited				2	Cayman Islands	Full		
Euroliberté PLC		3			Ireland	Full		
European Hedged Equity Limited	2				Cayman Islands	Full		
Fidex PLC					United Kingdom	Full		
Filip Partnership	5				United Kingdom			
Forsete Investments SA					Luxembourg	Full		
Global Guaranteed Cliquet Investment					Cayman Islands	Full		
Global Guaranteed Equity Limited	2				Cayman Islands	Full		
Global Hedged Equity Investment Limited					Cayman Islands	Full		
Global Protected Alternative Investments Limited	2				Cayman Islands	Full		
Global Protected Equity Limited	2				Cayman Islands	Full		
Harewood Investments No.1 Limited		2			United Kingdom	Full		
Harewood Investments No.2 Limited			2		United Kingdom	Full		
Harewood Investments No.3 Limited			2		United Kingdom	Full		
Harewood Investments No.4 Limited			2		United Kingdom	Full		
Harewood Investments No.5 Limited			2		Cayman Islands	Full		
Henaross PTY Limited					Australia	Full		
Iliad Investments PLC			2		Cayman Islands	Full		
Joconde SA					Luxembourg	Full		
Laffitte Participation 2	2				France	Full		
Laffitte Participation 10				2	France	Full		
Laffitte Participation 12				2	France	Full		
Liquidity Trust			2		Cayman Islands	Full		
Lock-In Global Equity Limited		2			Cayman Islands	Full		
Marc Finance Limited			2		Cayman Islands	Full		
Mexita Limited No.2				5	Cayman Islands	Full		
Mexita Limited No.3					Cayman Islands	Full		
Mexita Limited No.4					Cayman Islands	Full		
Mistral Investments SA					Luxembourg	Full		
Olan 2 Enterprises PLC		3			Ireland	Full		
Optichamps			2		France	Full		
Paregof					France	Full		
Parritaye Property Pty Limited					Australia	Full		

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
Robin Flight Limited			2		Ireland	Full		
Singapore Emma Finance 1 SAS					France	Full		
Singapore Emma Finance 2 SAS	2				France	Full		
Sirocco Investments SA					Luxembourg	Full		
SNC Atargatis			2		France	Full		
SNC Méditerranéa			2		France	Full		
St Maarten CDO Limited			2		Cayman Islands	Full		
Starbird Funding Corporation		3		5	United States			
Sunny Funding Limited			2		Cayman Islands	Full		
Swalow Flight Limited			2		Ireland	Full		
Tender Option Bond Municipal Program					United States	Full		
Thésée Limited		3		5	Jersey			
Thunderbird Investments PLC			2		Ireland	Full		
Other business units								
Private Equity (BNP Paribas Capital)								
Banexi Société de Capital-Risque					France	Full	99.99%	99.99%
Carbone Lorraine		3	4		France			
Claireville					Belgium	Full	100.00%	100.00%
Cobema					Belgium	Full	100.00%	100.00%
Cobepa Technology					Belgium	Full	100.00%	100.00%
Compagnie Benelux Paribas - Cobepa (group)	8		4		Belgium			
Compagnie Financière Ottomane					Luxembourg	Full	96.62%	96.62%
Erbé		3			Belgium	Equity	47.01%	47.01%
Evialis		3			France	Full	63.32%	63.32%
Gepeco					Belgium	Full	100.00%	100.00%
NHG Guyomarc'h		6			France			
Paribas Participation Limitée					Canada	Full	100.00%	100.00%
Sagal		6			France			
Klépierre								
Akciova Spolocnost Arcol					Slovakia	Full	100.00%	53.30%
Belarcol	5				Belgium			
Besloten Vennotschap Capucine BV					Netherlands	Full	100.00%	53.30%
Cinneo	6				Italy			
GIE Klépierre Services					France	Full	100.00%	46.90%
I G C SPA					Italy	Prop.	50.00%	26.65%
ICD SPA					Italy	Full	100.00%	45.31%
Klecar Italia SPA					Italy	Full	100.00%	44.24%
Klefin Italia SPA					Italy	Full	100.00%	53.30%
Klépierre Krakow Sp Zoo				1	Poland	Full	100.00%	53.30%
Klépierre Poznan Sp Zoo				1	Poland	Full	100.00%	53.30%
Klépierre Sadyba Sp Zoo				1	Poland	Full	100.00%	53.30%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
Krakow Plaza Sp Zoo				1	Poland	Full	100.00%	53.30%
Plaza Center Management Poland Sp Zoo				1	Poland	Full	100.00%	39.98%
Ruda Slaska Plaza Sp Zoo				1	Poland	Full	100.00%	53.30%
SA Brescia					France	Full	100.00%	53.30%
SA Cinéma de l'Esplanade					Belgium	Full	100.00%	53.30%
SA Coimbra					Belgium	Full	100.00%	53.30%
SA Delcis Cr					Czech Rep.	Full	100.00%	53.30%
SA Devimo Consult					Belgium	Equity	35.00%	13.86%
SA Duna Plaza		1			Hungary	Full	100.00%	53.30%
SA Finascente				1	Portugal	Prop.	50.00%	26.65%
SA Foncière de Louvain-la-Neuve					Belgium	Full	100.00%	53.30%
SA Galiera Parque Nascente					Portugal	Prop.	50.00%	26.65%
SA Gondobrico					Portugal	Prop.	50.00%	26.65%
SA Klecar Foncier España					Spain	Full	100.00%	44.24%
SA Klecar Foncier Iberica					Spain	Full	100.00%	44.24%
SA Klelou Immobiliare					Portugal	Full	100.00%	53.30%
SA Klenord Immobiliaria					Portugal	Full	100.00%	53.30%
SA Klépierre					France	Full	53.52%	53.30%
SA Klépierre Athinon AE					Greece	Full	100.00%	44.24%
SA Klépierre Foncier Makedonia					Greece	Full	100.00%	44.24%
SA Klépierre NEA Efkarpia AE					Greece	Full	100.00%	44.24%
SA Klépierre Peribola Patras AE					Greece	Full	100.00%	44.24%
SA Klépierre Portugal SGPS					Portugal	Full	100.00%	53.30%
SA Klépierre Vallecas		2			Spain	Full	100.00%	53.30%
SA Klépierre Vinaza					Spain	Full	100.00%	53.30%
SA Kletel Immobiliaria					Portugal	Full	100.00%	53.30%
SA Place de l'Accueil				1	Belgium	Full	100.00%	53.30%
SA Poznan Plaza				1	Poland	Full	100.00%	53.30%
SA Sadyba Center				1	Poland	Full	100.00%	53.30%
SA Sogecaec					Portugal	Full	100.00%	39.98%
SARL Assago		2			Italy	Equity	100.00%	53.30%
SARL Collegno	1				Italy	Full	100.00%	53.30%
SARL Csepel 2002		1			Hungary	Full	100.00%	53.30%
SARL Debrecen 2002		1			Hungary	Full	100.00%	53.30%
SARL Effe Kappa	1				Italy	Prop.	50.00%	26.65%
SARL Galiera Commerciale Cavallino				1	Italy	Full	100.00%	53.30%
SARL Galiera Commerciale Klepierre			2		Italy	Full	100.00%	53.30%
SARL Galiera Commerciale Solbiate				1	Italy	Full	100.00%	53.30%
SARL Gyor 2002		1			Hungary	Full	100.00%	53.30%
SARL Immobiliare Magnolia					Italy	Full	100.00%	45.31%
SARL Kanizsa 2002		1			Hungary	Full	100.00%	53.30%
SARL Kaposvar 2002		1			Hungary	Full	100.00%	53.30%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SARL Klepierre Pologne				1	Poland	Full	100.00%	53.30%
SARL Miskolc 2002		1			Hungary	Full	100.00%	53.30%
SARL Novate					Italy	Full	100.00%	45.31%
SARL Nyiregyhaza Plaza		1			Hungary	Full	100.00%	53.30%
SARL P S G					Italy	Prop.	50.00%	19.72%
SARL Plaza Center Management		1			Hungary	Prop.	100.00%	39.98%
SARL Szeged Plaza		1			Hungary	Full	100.00%	53.30%
SARL Szolnok Plaza		1			Hungary	Full	100.00%	53.30%
SARL Uj Alba		1			Hungary	Full	100.00%	53.30%
SARL Zalaegerszeg Plaza		1			Hungary	Full	100.00%	53.30%
SAS 192 avenue Charles-de-Gaulle					France	Full	100.00%	53.30%
SAS 21 Kléber					France	Full	100.00%	53.30%
SAS 21 La Pérouse					France	Full	100.00%	53.30%
SAS 43 Grenelle					France	Full	100.00%	53.30%
SAS 43 Kléber					France	Full	100.00%	53.30%
SAS 46 Notre-Dame des Victoires					France	Full	100.00%	53.30%
SAS 5 Turin					France	Full	100.00%	53.30%
SAS Baudot Massy			6		France			
SAS Cande					France	Full	100.00%	53.30%
SAS CB Pierre					France	Full	100.00%	53.30%
SAS Cecobil					France	Prop.	50.00%	26.65%
SAS Cecoville					France	Full	100.00%	53.30%
SAS Centre Jaude Clermont					France	Full	100.00%	53.30%
SAS Concorde Puteaux					France	Full	100.00%	53.30%
SAS Doumer Caen					France	Full	100.00%	53.30%
SAS du 23 avenue Marignan					France	Full	100.00%	53.30%
SAS Espace Cordeliers					France	Prop.	50.00%	26.65%
SAS Espace Dumont d'Urville					France	Full	100.00%	53.30%
SAS Espace Kléber					France	Full	100.00%	53.30%
SAS Flandre					France	Full	100.00%	53.30%
SAS Holding Gondomar 1					France	Full	100.00%	53.30%
SAS Holding Gondomar 3					France	Full	100.00%	53.30%
SAS Issy Desmoulins					France	Full	100.00%	53.30%
SAS KLE 1 (formely SAS Klépierre Transactions)					France	Full	100.00%	53.30%
SAS Kléber Levallois					France	Full	100.00%	53.30%
SAS Klecar Participations Italy					France	Full	100.00%	44.24%
SAS Klemurs					France	Full	100.00%	53.30%
SAS Klépierre Finance					France	Full	100.00%	53.30%
SAS Klépierre Hongrie		1			France	Full	100.00%	53.30%
SAS Le Havre Capelet					France	Full	100.00%	53.30%
SAS Le Havre Tourneville					France	Full	100.00%	53.30%
SAS Leblanc Paris 15					France	Full	100.00%	53.30%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SAS Louis David		6			France			
SAS LP7					France	Full	100.00%	53.30%
SAS Marseille Le Merlan					France	Full	100.00%	53.30%
SAS Melun Saint-Pères					France	Full	100.00%	53.30%
SAS Odysseum Place de France					France	Full	100.00%	37.31%
SAS Oise Cergy		6			France			
SAS Opale					France	Full	100.00%	53.30%
SAS Poitiers Aliénor					France	Full	100.00%	53.30%
SAS Saint-André Pey Berland					France	Full	100.00%	53.30%
SAS Segecar	6				France			
SAS Soaval					France	Prop.	50.00%	19.72%
SAS Socoseine					France	Full	100.00%	50.10%
SAS Strasbourg La Vigie					France	Full	100.00%	53.30%
SAS Suffren Paris 15					France	Full	100.00%	53.30%
SAS Toulouse Mermoz		2	6		France			
SAS Tours Nationale					France	Full	100.00%	53.30%
SC Antin Vendôme			5		France			
SC Centre Bourse					France	Full	100.00%	53.30%
SC Solorec					France	Full	100.00%	42.64%
SCI 8 rue du Sentier		6			France			
SCI Aurora		1	6		France			
SCI Bassin Nord					France	Prop.	50.00%	26.65%
SCI Beausevran				1	France	Full	100.00%	44.24%
SCI Bègles Papin		2			France	Full	100.00%	53.30%
SCI Chaptal Alun		6			France			
SCI La Plaine du Moulin-à-Vent				2	France	Prop.	50.00%	26.65%
SCI Noble Cafetaria		1	6		France			
SCI Noble Galerie		1	6		France			
SCI Noble Restauration		1	6		France			
SCI Orengal		1	6		France			
SCI Secovalde					France	Full	100.00%	21.32%
SCI Tour Marcel-Brot					France	Full	100.00%	53.30%
SCS Bègles Arcins					France	Prop.	50.00%	26.65%
SCS Klecar Europe Sud					France	Full	100.00%	44.24%
SCS Ségécé					France	Full	100.00%	54.98%
Ségécé Hellas Real Estate Management		2	2		Greece	Full	100.00%	39.98%
Seravalle SPA		1			Italy	Full	100.00%	53.30%
SL Centros Shopping Gestion		7			Italy	Full	100.00%	39.98%
SNC Angoumars				2	France	Full	100.00%	53.30%
SNC Foncière Saint-Germain					France	Full	100.00%	53.30%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities
7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SNC Galae					France	Full	100.00%	46.37%
SNC Général-Leclerc 11-11*bis* Levallois					France	Full	100.00%	53.30%
SNC Jardins des Princes					France	Full	100.00%	53.30%
SNC KC1					France	Full	100.00%	44.24%
SNC KC10					France	Full	100.00%	44.24%
SNC KC11					France	Full	100.00%	44.24%
SNC KC12					France	Full	100.00%	44.24%
SNC KC2					France	Full	100.00%	44.24%
SNC KC20					France	Full	100.00%	44.24%
SNC KC3					France	Full	100.00%	44.24%
SNC KC4					France	Full	100.00%	44.24%
SNC KC5					France	Full	100.00%	44.24%
SNC KC6					France	Full	100.00%	44.24%
SNC KC7					France	Full	100.00%	44.24%
SNC KC8					France	Full	100.00%	44.24%
SNC KC9					France	Full	100.00%	44.24%
SNC Kléber La Pérouse					France	Full	100.00%	53.30%
SNC Klecar France					France	Full	100.00%	44.24%
SNC Klegestion					France	Full	100.00%	53.30%
SNC Klépierre Conseil					France	Full	100.00%	53.30%
SNC Kletransactions		2			France	Full	100.00%	53.30%
SNC Le Barjac Victor					France	Full	100.00%	53.30%
SNC Le Havre Lafayette					France	Prop.	50.00%	26.65%
SNC Le Havre Vauban					France	Prop.	50.00%	26.65%
SNC SCOO (formely Sas Secmarne)					France	Full	100.00%	62.70%
SNC Ségécé Loisirs Transactions					France	Full	100.00%	39.98%
SNC Soccendre					France	Full	100.00%	39.98%
SNC Sodevac					France	Full	100.00%	53.30%
SRO F M C Central Europe					Czech Rep.	Full	100.00%	29.85%
SRO Klépierre CZ				1	Czech Rep.	Full	100.00%	53.30%
Vignate	6				Italy			
Zobel Investment BV	5				Netherlands			
Property companies (property used in operations)								
Capefi					France	Full	100.00%	100.00%
Compagnie Immobilière de France					France	Full	100.00%	100.00%
Ejesur					Spain	Full	100.00%	100.00%
SAS 5 Kléber					France	Full	100.00%	100.00%
SAS Foncière de la Compagnie Bancaire					France	Full	100.00%	100.00%
SCI Immobilière Marché Saint-Honoré					France	Full	100.00%	100.00%
SCI Rueil Caudron	2				France	Full	100.00%	99.98%
Société d'Études Immobilières de Constructions - Setic					France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities

7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Investment companies and other subsidiaries								
Antin Participation 4					France	Full	100.00%	100.00%
Antin Participation 5					France	Full	100.00%	100.00%
AXA Re-finance	4				France			
BNP Paribas de Réassurance au Luxembourg					Luxembourg	Full	100.00%	100.00%
BNP Paribas Emergis					France	Full	100.00%	100.00%
BNP Paribas International BV					Netherlands	Full	100.00%	100.00%
BNP Paribas Partners for Innovation (group)	1				France	Equity	50.00%	50.00%
BNP Paribas UK Treasury Limited					United Kingdom	Full	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer					France	Full	99.99%	99.99%
Compagnie d'Entreprises Industrielles et Commerciales		5			France			
Compagnie Bancaire UK Fonds B					United Kingdom	Full	100.00%	100.00%
Compagnie d'Investissements de Paris - CIP					France	Full	100.00%	100.00%
Financière BNP Paribas					France	Full	100.00%	100.00%
Financière Marché Saint-Honoré					France	Full	100.00%	100.00%
FINAXA				4	France			
GIE Groupement Auxiliaire et de Moyens - GAM	2				France	Full	100.00%	100.00%
Kle 65					France	Full	100.00%	100.00%
Kle 66					France	Full	100.00%	100.00%
Luxpar-Ré					Luxembourg	Full	100.00%	100.00%
Omnium Gestion Développement Immobilier					France	Full	100.00%	100.00%
Paribas International					France	Full	100.00%	100.00%
Placement, Gestion, Finance Holding - Plagefin					Luxembourg	Full	99.99%	99.99%
Quatch					France	Full	99.96%	99.96%
Sagip					Belgium	Full	100.00%	100.00%
Sas Klefinances					France	Full	100.00%	100.00%
SNC Bincofi			5		France			
Société Auxiliaire de Construction Immobilière - SACI		2			France	Full	100.00%	100.00%
Société Centrale d'Investissement					France	Full	100.00%	100.00%
Société Française Auxiliaire - SFA					France	Full	100.00%	100.00%
Société Jovacienne de Participations					France	Full	100.00%	100.00%
UCB Bail					France	Full	100.00%	100.00%
UCB Entreprises					France	Full	100.00%	100.00%
UCB Group Limited		5			United Kingdom			
UCB Locabail immobilier					France	Full	100.00%	100.00%
Verner Investissements (group)	1				France	Equity	43.00%	43.00%
Special Purpose Entities								
Antin Participation 7					France	Full		
Antin Participation 13					France	Full		
BNP Paribas Capital Trust LLC 1					United States	Full		
BNP Paribas Capital Trust LLC 2					United States	Full		

(A) Movements for 6 months to 30 June 2004
(B) Movements for 6 months to 31 December 2004
(C) Movements for 6 months to 30 June 2005
(D) Movements for 6 months to 31 December 2005

1 - Acquisition
2 - Entity newly incorporated or passing qualifying threshold
3 - First-time consolidation to comply with IFRS
4 - Disposal
5 - Deconsolidation
6 - Merger between consolidated entities
7 - Change of method - Proportionate method to full consolidation
8 - Change of method - Full consolidation to equity method
9 - Change of method - Equity method to full consolidation
10 - Change of method - Full consolidation to proportionate method
11 - Change of method - Equity method to proportionate method
12 - Reconsolidation

LIABILITIES AND SHAREHOLDERS' EQUITY

In millions of euros, at 31 December	2004	2003
Interbank and money-market items:		
Due to central banks and post office banks	256	60
Due to credit institutions	244,707	191,194
Total interbank and money-market items	**244,963**	**191,254**
Customer items	**237,712**	**210,621**
Debt securities:		
Retail certificates of deposit	6,712	4,933
Interbank market securities	1,175	1,025
Negotiable certificates of deposit	83,844	67,014
Bonds, including short-term portion	11,094	9,952
Other debt instruments	1,141	177
Total debt securities	**103,966**	**83,101**
Technical reserves of insurance companies	**69,378**	**61,808**
Accrued expenses and other liabilities	**198,128**	**184,820**
Badwill	**15**	**18**
Provision for contingencies and charges	**3,764**	**4,045**
Subordinated debt	**12,242**	**13,226**
Reserve for general banking risks	**752**	**843**
Minority interests in consolidated subsidiaries	**4,824**	**5,019**
Shareholders' equity:		
Share capital	1,769	1,806
Additional paid-in capital in excess of par and premium on acquisition	10,340	11,017
Retained earnings	13,417	11,737
Net income	4,668	3,761
Total shareholders' equity	**30,194**	**28,321**
Total liabilities and shareholders' equity	**905,938**	**783,076**
COMMITMENTS RECEIVED		
Financing commitments received	35,251	43,976
Guarantees and endorsements received	50,212	42,951
Commitments related to securities to be received	9,570	7,852
Insurance company commitments	1,807	2,801

Consolidated profit and loss account

In millions of euros	2004	2003
Interest income	*28,332*	*27,174*
Interest expense	*(22,213)*	*(20,663)*
Net interest income	6,119	6,511
Income on equities and other variable-income instruments	294	283
Commission income	*7,098*	*6,319*
Commission expense	*(2,411)*	*(2,026)*
Net commission income	4,687	4,293
Net gains on trading account securities	4,713	4,407
Net gains on securities available for sale	453	190
Other banking income	*1,005*	*970*
Other banking expenses	*(904)*	*(880)*
Net other banking income	101	90
Underwriting result and net investment income of insurance companies	1,919	1,658
Net income from other activities	537	503
Net banking income	**18,823**	**17,935**
Operating expense:		
Salaries and employee benefits, including profit-sharing	(6,872)	(6,763)
Other administrative expenses	(3,965)	(3,764)
Total operating expense	(10,837)	(10,527)
Depreciation, amortisation and provisions on tangible and intangible assets	(755)	(758)
Gross operating income	**7,231**	**6,650**
Net additions to provisions for credit risks and country risks	(678)	(1,361)
Operating income	**6,553**	**5,289**
Share of earnings of companies carried under the equity method	194	131
Gains on long-term investments and changes in provisions	843	912
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	**7,590**	**6,332**
Net non-recurring expense	(389)	(494)
Corporate income tax	(1,830)	(1,481)
Amortisation of goodwill	(384)	(399)
Movements in the reserve for general banking risks	88	147
Minority interests	(407)	(344)
Net income	**4,668**	**3,761**
Basic earnings per share, in euros (1)	**5.55**	**4.31**
Diluted earnings per share, in euros (2)	**5.53**	**4.28**

(1) After the two-for-one share split in 2002.

(2) In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion no. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share".
Diluted earnings per share correspond to net income for the year divided by the weighted-average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.

Accounting policies applied to the financial statements for the year ended 31 December 2004

The consolidated financial statements of the BNP Paribas Group have been prepared in accordance with French generally accepted accounting principles applicable in the banking industry.

Year-on-year comparisons

In 2004, the BNP Paribas Group changed the method used to recognise in the profit and loss account revenues related to payouts made by venture capital funds in which the Group holds units. These amounts were previously deducted in full from the cost of the units in the funds held, whereas only the portion of payout revenues received corresponding to the repaid initial investment is now deducted from the cost of the units, with any realised gains paid out by the fund taken to the profit and loss account in accordance with standard industry practices. The units in the funds are still valued at the lower of historical cost thus amortised and the equity in the underlying revalued net assets which they represent. The impact of this change in the method used to record fund payouts resulted in the recognition of EUR 167 million in net gains on long-term investments in 2004, including EUR 100 million in revenues received in prior periods.

Principles and basis of consolidation

Scope of consolidation

The consolidated financial statements include the financial statements of BNP Paribas and of all subsidiaries whose financial statements are material in relation to the consolidated financial statements of the Group as a whole. Subsidiaries are considered as being material if they contribute over EUR 8 million to consolidated net banking income, EUR 4 million to gross operating income or income before tax and amortisation of goodwill or EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated. Entities over which a Group company exercises de facto control, by virtue of contractual provisions or the entity's articles of association, are consolidated even in cases where the Group does not hold an interest in their capital. However, entities in which powers are not exercised in the sole interests of a Group company but in a fiduciary capacity on behalf of third parties and in the interests of all of the parties involved, none of which exercises exclusive control over the entity, are not consolidated.

De facto control is considered as being exercised when more than one of the following three criteria are met:

- the Group has decision-making powers, with or without management powers, over the routine operations or the assets of the entity, as evidenced in particular by the power to wind up the business, amend its articles of association or formally oppose any such amendments;
- the Group is entitled to all or the majority of the entity's economic benefits, whether distributed or appropriated to reserves, and has the right to sell one or several assets and to benefit from any assets remaining after the entity has been liquidated;
- the Group is exposed to the majority of the risks relating to the entity. This is the case if a Group company gives a guarantee to external investors, in order to substantially reduce those investors' risk.

In cases where the Group does not hold an interest in the capital, an entity is consolidated when two of the above three criteria are met. In accordance with standard CRC 2004-04, the first of these three criteria is critical to assessing whether de facto control is exercised over entities set up in connection with the sale of proprietary loan portfolios, including *fonds communs de créances* (securitisation funds) governed by French law and foreign entities offering equivalent guarantees to those existing in France. Retaining the majority of risks and rewards related to sold loans is equivalent to presuming that a substantial portion of decision-making powers has been retained.

Entities whose shares have been acquired exclusively with a view to their subsequent disposal are not consolidated. This is the case of shares which are intended to be sold in connection with the active management of the portfolio held by BNP Paribas Capital. Additionally, if the Group's ability to control the operating policies and assets of a subsidiary or affiliate is severely and permanently restricted, the subsidiary or affiliate is not consolidated. Shares in these companies are recorded in the consolidated balance sheet under "Investments in non-consolidated undertakings and other participating interests".

Consolidation methods

- **Fully-consolidated companies**

Subsidiaries over which the Group exercises exclusive control are fully consolidated, including subsidiaries whose financial statements are presented in a different format and which are engaged in a business that represents an extension of the Group's banking and financial services businesses or a related business, including insurance, real estate investment, real estate development and data processing services.

Exclusive control is considered as being exercised in cases where the Group is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business, as a result of:

- direct or indirect ownership of the majority of voting rights of the subsidiary; or
- the designation in two successive years of the majority of the members of the Board of Directors, Supervisory Board or equivalent. This is considered to be the case if a Group company holds over 40% of the voting rights during the two-year period and no other shareholder holds a larger percentage, directly or indirectly; or
- the right to exercise dominant influence over the subsidiary by virtue of contractual provisions or the articles of association, provided that the Group company exercising the dominant influence is a shareholder or partner of the subsidiary. Dominant influence is considered as being exercised in cases where the Group company is in a position to use or decide on the utilisation of the subsidiary's assets, liabilities or off balance sheet items as if they were its own. In the absence of contractual provisions or provisions of the articles of association, a Group company is considered as exercising dominant influence over a credit institution in cases where it holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a larger percentage.

- **Proportionally-consolidated companies**

Jointly-controlled companies are consolidated by the proportional method. Joint control is considered as being exercised in cases where the concerned company is managed jointly by a limited number of shareholders or partners which together determine the company's financial and operating policies.

- **Companies accounted for by the equity method**

Companies in which the Group exercises significant influence over financial and operating policies without having control are accounted for by the equity method. Significant influence may be exercised through representation on the Board of Directors, Supervisory Board or equivalent, or participation in strategic decisions, or as a result of significant business dealings with the company, or exchanges of management personnel or technical dependence. Significant influence over financial and operating policies is considered as being exercised in cases where the Group holds at least 20% of the voting rights, directly or indirectly.

Companies that are less than 20% owned are not consolidated except in cases where they constitute a strategic investment and the Group effectively exercises significant influence. This is the case of companies developed in partnership with other groups, where the BNP Paribas Group participates in strategic decisions affecting the company as a member of the Board of Directors, Supervisory Board or equivalent, exercises influence over the company's operational management by supplying management systems or decision-making aids, and provides technical assistance to support the company's development.

Consolidation principles

Cost of shares in consolidated companies, goodwill, valuation adjustments

- **Cost of shares in consolidated companies**

The cost of shares in consolidated companies is equal to the purchase price paid to the vendor by the buyer plus material transaction costs, net of the corresponding tax savings.

- **Goodwill**

Goodwill, corresponding to the difference between the cost of shares in consolidated companies and the Group's equity in the assets, liabilities and off balance sheet items of the company at the date of acquisition, after valuation adjustments, is amortised by the straight-line method over the estimated period of benefit, not to exceed 20 years. The amortisation period is determined on a case-by-case basis depending on the specific conditions relating to each acquisition.

Where there is an indication that the recoverable value of goodwill could be lower than its net carrying value, an impairment test is carried out in order to assess whether an impairment loss should be recorded. The impairment test may be based on several different methods, depending on the business concerned, including discounted future cash flows estimated using the company's medium-term business plan.

• **Valuation adjustments**

Valuation adjustments, corresponding to the difference between the amount of assets, liabilities and off balance sheet items of the acquired company as restated according to Group accounting policies and their book value in the accounts of the acquired company, are recorded in the consolidated balance sheet in accordance with generally accepted accounting principles applicable to the items concerned.

Valuation adjustments of assets and liabilities of companies accounted for under the equity method are included in "Investments in companies carried under the equity method".

Change in percent interests in consolidated companies

In the case of an increase in the Group's percent interest in a consolidated company, additional goodwill is recorded and amortised by the method described above. If the Group's percent interest is reduced without resulting in the subsidiary being deconsolidated, a corresponding percentage of the unamortised goodwill is written off. This is the case, in particular, following a capital transaction that has the effect of diluting the interest of the company holding the shares.

Intercompany balances and transactions

Income and expenses on material intercompany transactions involving fully or proportionally consolidated companies or companies accounted for by the equity method are eliminated in consolidation. Intercompany receivables, payables, commitments, income and expenses between fully or proportionally consolidated companies are also eliminated.

Lease financing

Finance leases where the Group is lessor are recorded in the consolidated balance sheet under "Leasing receivables" in an amount corresponding to the net investment in the lease and not the net book value in the individual company accounts determined in accordance with legal and tax rules. Lease payments are analysed between amortisation of the net investment and interest income.

Deferred taxes are recorded on the total difference between accumulated book depreciation of the leased assets and accumulated amortisation of the net investment in the lease. This difference is recorded under "Shareholders' equity" net of deferred taxes.

Foreign currency translation

All monetary and non-monetary assets and liabilities of foreign subsidiaries and branches that are denominated in foreign currencies are translated at the year-end exchange rate. Differences arising from the translation of profit and loss account items of foreign subsidiaries at the average rate for the period and the period-end rate are recorded in shareholders' equity, under "Cumulative translation adjustment", net of minority interests. The same accounting treatment is applied to differences arising from the translation of capital made available to foreign branches. Differences arising from the translation of the results of foreign branches are treated as operating positions that can be repatriated and are therefore recognised in the consolidated profit and loss account.

BNP Paribas shares held within the Group

BNP Paribas shares held within the Group are valued and accounted for as follows:

- shares acquired in order to stabilise the share price or in connection with index trading and arbitrage transactions are recorded under "Trading account securities" at their market price;
- shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options;
- shares not acquired specifically for any of the above purposes or that are intended to be cancelled are deducted from consolidated shareholders' equity at cost. If the shares are subsequently sold instead of being cancelled, the gain or loss on disposal and the corresponding tax are posted to retained earnings.

Consolidation of insurance companies

The specific accounting principles and valuation rules applicable to insurance companies are also used for BNP Paribas consolidation purposes. The balance sheet, profit and loss account and off balance sheet items of fully consolidated insurance subsidiaries are included under similar captions in the consolidated financial statements, with the exception of the following items:

- **Insurance company investments**

The investments of insurance companies include admissible assets related to unit-linked business, as well as property investments and various other investments, including shares in related companies, concerning life and other business. Property investments are stated at cost, excluding transaction costs. Buildings are depreciated over their estimated useful lives. Admissible assets related to unit-linked business are stated at the realisable value of the underlying assets at the year-end.

Fixed- or variable- income marketable securities are stated at cost. Fixed-income securities are valued and accounted for using the same method as debt securities held to maturity. However, when the market value of listed variable income securities consistently remains more than 20% below their net book value (30% for securities traded on volatile markets) for a period of over six months, an analysis is carried out to ascertain whether or not it is necessary to record a provision for permanent impairment in value. If such a provision is considered necessary, it is calculated based on the realisable value of the securities concerned. Realisable value is determined using a multi-criteria approach including the discounted future cash flows and net asset value methods, as well as analysis of ratios commonly used to assess future yields and exit opportunities. The valuation is performed separately for each line of securities, taking into account the planned holding period. Securities held for sale are written down to their probable realisable value, based on stock market prices, where appropriate.

The realisable value of buildings is calculated when the valuation performed by professional qualified valuers is more than 20% below the net book value, and is based on the discounted future cash flows expected to be generated by each building over the planned holding period. A provision is recorded when necessary, on a building-by-building basis, to cover the difference between the net book value and the realisable value. In the case of buildings held for sale, provisions are calculated based on the valuation performed by the professional qualified valuers.

- **Technical reserves of insurance companies**

Technical reserves correspond to the insurance company's commitments towards policyholders and the insured. Technical reserves for unit-linked business are determined based on the value of the underlying assets at the year-end. Life premium reserves consist primarily of mathematical reserves corresponding to the difference between the present value of the insurer's commitments and those of the policyholder, taking into account the probability of their settlement. Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following period or periods) and outstanding claims reserves, which include reserves for claims handling costs.

In the individual statutory accounts of Group insurance companies, a capitalisation reserve is set up at the time of sale of amortisable securities, in order to defer part of the net realised gain and thus maintain the yield-to-maturity of the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified under "Policyholders' surplus".

Policyholders' surplus also includes the funds set aside to top up the return offered to holders of life insurance policies in future years, as necessary.

- **Underwriting result and net investment income of insurance companies**

This caption mainly includes earned premiums, paid claims and changes in outstanding claims reserves, and net investment income, excluding profits on intercompany transactions with Group banking entities.

Other significant accounting policies

Interbank and money-market items, customer items

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, customer accounts in debit and other loans.

Outstanding loans and confirmed credit facilities are classified into sound loans – including sound restructured loans – and doubtful loans. The same classification is performed for credit risks attached to forward financial instruments whose present value represents an asset for the Group.

Credit risks on outstanding loans and confirmed credit facilities are monitored using an internal rating system, based on two key parameters: the probability of default by the counterparty, expressed as a rating, and the overall recovery rate determined by reference to the type of transaction. There are twelve counterparty ratings, ten covering sound loans and two corresponding to doubtful loans and loans classified as irrecoverable.

Doubtful loans are defined as loans where the Bank considers that there is a risk of borrowers being unable to honour all or part of their commitments. This is considered to be the case of all loans on which one or more installments are more than three months overdue (six months in the case of real estate loans and twelve months for loans to local governments), as well as loans for which legal collection procedures have been launched. When a loan is classified as doubtful, all other loans and commitments to the debtor are automatically assigned the same classification.

A provision is booked on these loans, for an amount corresponding to the portion of the outstanding principal that is not expected to be recovered plus unpaid interest. In all cases, the provision at least covers the total amount of accrued interest, unless the value of the guarantees held by the bank covers the principal and all or part of the interest due. Guarantees include mortgages and pledges on assets, as well as credit derivatives acquired by the Bank as a protection against credit losses.

In the case of doubtful loans where the debtor has resumed making regular payments in accordance with the original repayment schedule, the loan is reclassified as sound. Doubtful loans that have been restructured are also reclassified as sound, provided that the restructuring terms are met. If a restructured loan reclassified as sound is not at market terms, it is recorded in a separate account at nominal value less a discount corresponding to the difference between the new interest rate and the lower rate between the original rate of interest and the market rate prevailing at the time of the restructuring. If any installments on a restructured loan are not paid, whatever the terms of the restructuring, the loan is permanently reclassified as irrecoverable.

Small loans to private individuals in France which have been the subject of a "Neiertz Act" restructuring (loans to consumers who have accumulated unmanageable levels of debt) are reclassified as sound only when the account manager is satisfied that the client will be able to fulfil his or her repayment commitments until the entire loan has been repaid. No discount is applied to loans that are reclassified as sound, mainly by the specialised credit companies. However, a statistical provision is recorded, based on the estimated risk of losses. This provision is at least equal to the sum of the discounts that would have been deducted from the loans' carrying value.

Irrecoverable loans include loans to borrowers whose credit standing is such that after a reasonable time recorded in doubtful loans, no reclassification as sound loans is foreseeable, loans where an event of default has occurred, restructured loans where the borrower has once again defaulted and loans classified as doubtful for more than one year that are in default and are not secured by guarantees covering substantially all of the amount due.

Irrecoverable loans are written off when all legal and other avenues open to the Bank to secure payment of the amounts due have been exhausted.

Interbank and customer items are stated at their nominal value plus accrued interest. Discounts on restructured loans calculated as described above are deducted from the carrying value of the loan and amortised over the remaining life of the loan by the yield-to-maturity method.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Additions to and recoveries of provisions, bad debts written off, recoveries on loans covered by provisions and discounts calculated on restructured loans are recorded in the profit and loss account under "Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on non-performing loans which are included in net banking income together with the interest accrual. Amortisation of discounts on restructured loans, calculated by the yield-to-maturity method, is included in net banking income along with the interest on the loans.

Accrued interest is recorded periodically on sound loans – including restructured loans – and on doubtful loans that are not classified as irrecoverable. Interest on doubtful loans classified as irrecoverable is recorded in the profit and loss account on a cash basis.

Securities

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed income instruments (whether fixed- or floating-rate); and equities and other variable-income instruments.

In application of standard CRC 2000-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium-term", "Debt securities held to maturity", "Equity securities held for long-term investment", "Other participating interests", and "Investments in non-consolidated undertakings". Investments in companies carried under the equity method are recorded on a separate line of the consolidated balance sheet.

Where a credit risk has occurred, fixed-income securities held in the "available for sale" or "held to maturity" portfolio are classified as doubtful, based on the same criteria as those applied to doubtful loans and commitments.

Variable-income securities may also be classified as doubtful if an issuer default risk has occurred. This is the case, in particular, where the issuer has filed for bankruptcy.

When securities exposed to counterparty risk are classified as doubtful and the related provision can be separately identified, the corresponding charge is included in "Provisions for credit risks and country risks".

- **Trading account securities**

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

- **Securities available for sale**

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed-income instruments are valued at the lower of cost (excluding accrued interest) and probable market value, which is generally determined on the basis of stock market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed-income instruments".

The difference between cost and the redemption price of fixed-income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Equities are valued at the lower of cost and probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to income under "Income on equities and other variable-income instruments" on a cash basis.

The cost of sold securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and additions to and reversals of lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of securities available for sale".

• **Equity securities available for sale in the medium-term**

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium term without investing on a long-term basis in the development of the issuer's business. "Equity securities available for sale in the medium-term" include venture capital investments.

"Equity securities available for sale in the medium-term" are recorded individually at the lower of cost and fair value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average stock market price determined over an appropriately long period.

• **Debt securities held to maturity**

Fixed-income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect the BNP Paribas Group's intention of holding them on a long-term basis, in principle to maturity. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Interest on debt securities held to maturity is posted to income under "Interest income on bonds and other fixed-income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

• **Equity securities held for long-term investment**

This category includes shares and related instruments that the BNP Paribas Group intends to hold on a long-term basis in order to earn a satisfactory long-term rate of return without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer.

"Equity securities held for long-term investment" are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as an analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities.

For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Gains and losses on sales of equity securities held for investment and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets". Dividends received are posted to income under "Income on equities and other variable-income instruments" on a cash basis.

• **Non-consolidated undertakings and other participating interests**

This category includes affiliates in which the Group exercises significant influence over management and investments considered strategic to the Group's business development. This influence is deemed to exist when the Group holds an ownership interest of at least 10%.

Investments in non-consolidated undertakings and other participating interests are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as an analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Disposal gains and losses and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets".

Dividends are posted to "Income on equities and other variable-income instruments" when they have been declared by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

• **Investments in companies carried under the equity method**

Changes in net assets of companies carried under the equity method are posted to assets under "Investments in companies carried under the equity method" and to consolidated reserves under "Retained earnings".

Valuation adjustments to these companies' assets and liabilities, recorded at the time of acquisition, are included in "Investments in companies carried under the equity method".

Goodwill arising on the acquisition of companies carried under the equity method is recorded in "Goodwill".

Fixed assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. This transaction covered wholly-owned buildings and buildings leased to BNP SA (the parent company) by one of its specialised subsidiaries. These buildings are intended to be held on a long-term basis. The revaluation arising from this transaction has been posted to consolidated shareholders' equity net of the related deferred tax effect and a provision for deferred taxes has been recorded. Effective from 1994, the resulting unrealised capital gain is being written back to the consolidated profit and loss account in proportion to the additional depreciation charge taken by Compagnie Immobilière de France.

In order to reflect what appeared to be a lasting decline in the real estate market, the BNP Group wrote down the book value of the above real estate in 1997. The impact of this adjustment, net of the related deferred tax effect, was posted to consolidated shareholders' equity, consistent with the initial adjustment. This adjustment therefore has no impact on consolidated net income.

Other buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, are included in share capital.

Assets leased by the Bank from specialised subsidiaries are recorded as buildings, equipment and other under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a 50-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives.

BNP Paribas and its French subsidiaries depreciate tangible assets by the accelerated method in their individual company accounts. In the consolidated financial statements, depreciation is adjusted (in most cases using the straight-line method) to write off the cost of the depreciable assets over their estimated useful lives. Deferred taxes are calculated on the adjustment.

Depreciation of assets leased from Group leasing subsidiaries is reflected in the profit and loss account under "Depreciation, amortisation and provisions on tangible and intangible assets".

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed five years.

Trade marks identified by the Group which have been acquired in a business combination are tested for impairment when there is an indication that they may be impaired.

Interbank and money-market items and customer deposits

Amounts due to credit institutions are classified into demand accounts and time deposits and borrowings. Customer deposits are classified into regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

Debt securities

Debt securities are classified into retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

Country risk provisions

Provisions for country risk are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and writebacks are reflected in the profit and loss account under "Net additions to provisions for credit risks and country risks".

Provisions for unforeseeable industry risks

The Group records provisions for unforeseeable industry and other risks in order to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

Reserve for general banking risks

The BNP Paribas Group has set up a reserve for general banking risks in accordance with the principle of prudence.

Specific additions to, and deductions from, this reserve are reflected in the profit and loss account under "Movements in the reserve for general banking risks".

Provisions not set up in connection with banking or banking-related transactions

The Group records provisions for clearly identified risks and charges, of uncertain timing or amount. In accordance with current regulations, these provisions which are not connected with banking or banking-related transactions may only be recorded if the Group has an obligation to a third party at the year-end and no equivalent economic benefits are expected from that third party.

Forward financial instruments

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

- **Market value of financial instruments**

Financial instruments are measured based on their market value when they are listed, or based on internal models where no organised market exists. The value determined by applying these models is adjusted to take into account inherent model and liquidity risks.

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the year-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

- **Forward interest rate instruments**

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to income under "Net gains (losses) on sales of trading account securities".

Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

- **Forward currency instruments**

Options contracts are marked to market and the resulting unrealised gains and losses are posted to income. A similar treatment is used for forward exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the year. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

- **Equity and equity index derivatives**

The BNP Paribas Group buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

- **Composite instruments**

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the consolidated profit and loss account.

- **Credit risk management instruments**

Instruments intended to protect loan portfolios against counterparty risks are treated as guarantees received. Credit derivatives purchased and sold in connection with trading transactions and structured product sales are valued using internal models, based on market data where available. The revenue determined by applying these models is adjusted to take into account inherent model and liquidity risks.

Corporate income tax

BNP Paribas Group companies are subject to corporate income tax based on rules and rates prevailing in the countries in which they operate. In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are currently taxed at a rate of 19%. Under the French Finance Act passed at the end of 2004, long-term capital gains will be taxed at 15% as from 2005 and gains on disposals of certain investments in non-consolidated undertakings will be taxed at 8% in 2006 and at 0% thereafter. Dividends received from companies in which the BNP Paribas Group has an ownership interest of more than 5% and which are covered by the parent-subsidiary tax regime are non-taxable.

The French government imposed a 3% surtax on corporate income for financial years 2002 to 2004 in addition to the 3.3% surtax levied on corporate income since 1 January 2000. The 2005 French Finance Act has reduced this surtax to 1.5% in 2005 and will eliminate it as of 2006. The BNP Paribas Group has taken these surtaxes into account to determine current taxes for each period concerned.

A charge for corporate income tax is taken in the period in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. BNP Paribas Group companies recognise deferred taxes based on all temporary differences between the book value of assets and liabilities and their tax basis according to the liability method, as well as future applicable tax rates once these have been approved. Recognition of deferred tax assets depends on the probability of recovery.

Profit-sharing

As required by French law, BNP Paribas and its French subsidiaries provide for profit sharing in the year in which the profit arises, and report the provision under salaries in "Operating expense" in the consolidated profit and loss account.

Pensions and other post-retirement benefit obligations

Provision is made for long-service awards, supplementary pension benefits and other awards payable to active and retired employees, except where employer contributions are in full discharge of any future liabilities, in which case the contributions are charged to the profit and loss account in the period of payment.

Pension obligations towards retired employees

Upon retirement, BNP Paribas Group employees receive pensions according to the laws and practices prevailing in the countries where BNP Paribas Group companies operate.

In France, retired employees of the BNP Paribas Group's banking subsidiaries and affiliates are entitled to the following pension benefits starting 1 January 1994, pursuant to an industry-wide agreement on pensions signed in September 1993 between the Association Française des Banques and employee representatives:

- retirees receive pension benefits from the social security system and two nation-wide organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis;
- retirees receive additional benefits relative to services rendered prior to 1 January 1994, from the pension fund of the BNP Paribas Group and the banking industry pension funds with which certain French subsidiaries are affiliated. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The contributions paid by BNP Paribas to these schemes are recorded in expenses for the period.

The working capital contributions made to the two nation-wide pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently 20 years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

Outside France, BNP Paribas Group companies and their employees contribute to mandatory pension plans which are generally managed by independent organisations.

For defined-benefit plans, the Group records provisions for benefit obligations where the present value of the obligation exceeds the market value of the plan assets. Benefit obligations are determined on an actuarial basis at each year-end.

The year-on-year increase or decrease in the net funded obligation, corresponding to actuarial differences arising from changes in demographic and financial assumptions or in estimated yields on plan assets, is recognised over the expected average remaining service lives of employees covered by the plans, net of an amount equal to a certain percentage of the discounted benefit obligation, set by convention at 10%. In the interest of prudence, the deferred portion of the actuarial difference is limited in all cases to an amount equivalent to that of the net change in the benefit obligation over the year.

For defined-contribution plans, the Group records the contributions as an expense in the period they are paid.

Other employee benefits

Under various agreements, the BNP Paribas Group is committed to pay early retirement, retirement and seniority bonuses, healthcare costs and other benefits to its employees in France and in most of the countries in which the Group does business.

Each year, BNP Paribas estimates the net present value of these commitments and adjusts the related provision, applying the same method as for pension benefits.

Recognition of revenue and expenses

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

Net additions to provisions for credit risks and country risks

Net additions to provisions for credit risks and country risks include expenses arising from the identification of counterparty risks, including country risks, litigation and fraud inherent to banking operations conducted with third parties.
Net movements in provisions for contingencies and charges that do not fall under the category of such risks are classified in the profit and loss account according to their type.

Foreign currency transactions

Foreign exchange positions are generally valued at the official year-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the year-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches and other foreign equity investments, are not recognised in the profit and loss account.

Statutory Auditors' report on the consolidated financial statements

Year ended 31 December 2005

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

PricewaterhouseCoopers Audit
63, rue de Villiers
92208 Neuilly-sur-Seine Cedex

Mazars & Guérard
Mazars
Le Vinci - 4, allée de l'Arche
92075 Paris La Défense

BNP Paribas
16, boulevard des Italiens
75009 Paris

This is a free translation into English of the Statutory Auditors' report on the consolidated financial statements issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report on the consolidated financial statements includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report on the consolidated financial statements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

As the Statutory Auditors appointed by the General Shareholders' Meeting, we have audited the accompanying consolidated financial statements of BNP Paribas for the year ended 31 December 2005.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

These consolidated financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. They include comparative information in respect of financial year 2004, restated in accordance with the same standards, with the exception of IAS 32, IAS 39 and IFRS 4, which are applied with effect from 1 January 2005, as permitted by IFRS 1.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities and financial position of the Group at 31 December 2005, and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, we bring to your attention the following matters.

For all companies carrying out banking activities, significant accounting estimates are required for provisioning credit risk, and for determining the fair value of financial instruments:

- BNP Paribas records provisions to cover the credit risks inherent to its business (notes 2 and 5.a to the consolidated financial statements). We examined the control procedures applicable for monitoring and provisioning credit risks, assessing irrecoverability risks and determining the related individual and portfolio-based provisions;
- BNP Paribas uses internal models and methodologies to value its positions on financial instruments which are not traded on an active market, as well as to determine certain provisions and assess whether the hedging designation is appropriate (in particular as regards financial assets and liabilities at fair value through profit or loss, available-for-sale assets, and financial instruments carried at amortised cost, whose fair value is disclosed in notes to the financial statements - note 2 to the consolidated financial statements). We examined the control procedures applicable to the verification of these models and the determination of the parameters used.

BNP Paribas raises provisions to cover its employee benefit obligations (notes 2 and 8.b to the consolidated financial statements). We examined the method adopted to measure these obligations, as well as the assumptions and parameters used.

We assessed whether these estimates were reasonable.

Our assessments on these matters were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and La Défense, 21 February 2006

The Statutory Auditors

Barbier Frinault & Autres	**PricewaterhouseCoopers Audit**	**Mazars & Guérard**
		Mazars
Radwan Hoteit	Étienne Boris	Hervé Hélias

Information on the parent company financial statements

BNP Paribas SA results and balance sheet

The financial statements of BNP Paribas SA have been prepared in accordance with French generally accepted accounting principles, as set out in the standards issued by the *Comité de la Réglementation Comptable* (CRC).

In this respect, in 2005 BNP Paribas SA applied new standards relating to the depreciation, amortisation and impairment of assets (CRC 2002-10), and to the methods for calculating impairment in value of doubtful and irrecoverable loans (CRC 2003-03) and discounts related to restructured loans (CRC 2005-03). With effect from 2005, the Bank has also applied the methods relating to the recognition of home savings accounts and plans applicable to institutions authorised to receive deposits for home savings and grant home savings loans in accordance with the statement issued by the *Conseil National de la Comptabilité* (CNC) on 20 December 2005.

The Bank has taken advantage of the application of IFRS to the consolidated financial statements to harmonise the accounting methods used for preparing the parent company financial statements with the methods set out in the international standards, whenever such a change is compatible with the French regulations governing statutory financial statements. In particular, the methods used to recognise and measure pensions and other post-retirement benefit obligations have been harmonised, as well as the rules relating to the recognition of syndication commission and commitment fees and to the measurement of certain particularly complex financial instruments, whose valuation at fair value or using another model is partly based on parameters that cannot be observed on active markets.

To improve the comparability of the financial statements over the periods presented, the impact at 1 January 2005 of the change in method of retrospective application, which was taken to the profit and loss account in compliance with CNC opinion no. 97-06, was included under net non-recurring expense. Only changes in the methods of application of rules relating to the recognition of certain fees and commissions and the measurement of certain financial instruments at fair value or based on another model have been applied prospectively.

The impact at 1 January 2005 of adjustments relating to the retrospective changes in accounting methods was recorded in full under net non-recurring expense in an amount of EUR 1,459 million. This breaks down as follows: EUR 293 million for fixed assets, EUR 223 million for provisions for identified risks and discounts calculated on restructured loans, EUR 366 million for potentially unfavourable future commitments on regulated contracts for home loans and EUR 577 million for pensions and other post-retirement benefit obligations. The Bank recorded deferred tax assets on these adjustments in an amount of EUR 473 million under corporate income tax. Lastly, the reserve for general banking risks was reversed in full in an amount of EUR 733 million under "Movements in the reserve for general banking risks and regulated provisions."

Simplified profit and loss account

In millions of euros	2005	2004	2005/2004 change
Net banking income	**9,817**	**9,517**	**+3.2%**
Operating expenses and depreciation	(6,531)	(5,894)	+10.8%
Gross operating income	**3,286**	**3,623**	**-9.3%**
Net additions to provisions for credit risks and country risks	94	(166)	nm
Operating income	**3,380**	**3,457**	**-2.2%**
Gains or losses on disposals of long-term investments	464	783	nm
Net non-recurring expense	(1,459)	(321)	nm
Corporate income tax	299	(715)	nm
Movements in the reserve for general banking risks and regulated provisions	739	78	nm
Net income	**3,423**	**3,282**	**+4.3%**

Balance sheet of BNP Paribas SA

Assets

In millions of euros, at 31 December	2005	2004
Interbank and money-market items:		
Cash and amounts due from central banks and post office banks	3,397	4,372
Treasury bills and money-market instruments	133,429	86,299
Due from credit institutions	246,252	218,223
Total interbank and money-market items	**383,078**	**308,894**
Customer items:		
Due from customers	261,768	225,901
Leasing receivables	75	80
Total customer items	**261,843**	**225,981**
Bonds and other fixed-income instruments	**68,289**	**54,030**
Equities and other variable-income instruments	**8,399**	**4,180**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment:		
Investments in non-consolidated undertakings and other participating interests	34,987	30,682
Equity securities held for long-term investment	1,206	1,997
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**36,193**	**32,679**
Tangible and intangible assets	**3,127**	**3,554**
Treasury shares	**232**	**2,426**
Accrued income and other assets	**172,277**	**81,887**
Total assets	**933,438**	**713,631**
COMMITMENTS GIVEN		
Financing commitments given	152,626	129,171
Guarantees and endorsements given	101,852	76,758
Commitments related to securities	187	5,188
Commitments incurred on forward and options contracts	22,777,296	20,934,612

Liabilities and shareholders' equity

In millions of euros, at 31 December	2005	2004
Interbank and money-market items:		
Due to central banks and post office banks	336	201
Due to credit institutions	293,512	239,810
Total interbank and money-market items	**293,848**	**240,011**
Customer items	**196,831**	**190,434**
Debt securities:		
Retail certificates of deposit	53	83
Interbank market securities	1,061	1,184
Negotiable certificates of deposit	98,253	87,914
Bonds	6,520	7,735
Other debt instruments	1,498	7
Total debt securities	**107,385**	**96,923**
Accrued expenses and other liabilities	**284,042**	**140,557**
Provisions for contingencies and charges	**3,850**	**3,497**
Subordinated debt	**21,085**	**14,431**
Reserve for general banking risks	**-**	**733**
Shareholders' equity:		
Share capital	1,676	1,769
Additional paid-in capital in excess of par and premium on acquisition	4,119	6,434
Retained earnings	17,179	15,560
Total shareholders' equity	**22,974**	**23,763**
Net income	**3,423**	**3,282**
Total liabilities and shareholders' equity	**933,438**	**713,631**

COMMITMENTS RECEIVED		
Financing commitments received	35,389	16,774
Guarantees and endorsements received	99,439	48,031
Commitments related to securities	326	5,878

Appropriation of 2005 income

Total income to be appropriated at the Annual General Meeting of 23 May 2006 amounts to EUR 12,113,310,721.71, including net income for the year of EUR 3,423,168,749.45 and unappropriated retained earnings of EUR 8,690,141,972.17. The Board of Directors recommends that this amount be appropriated as follows:

- EUR 54,646,169.00 to the special investment reserve;
- EUR 2,183,005,487.00* to dividends, representing a payment of EUR 2.60 per share;
- EUR 9,875,659,065.71* to unappropriated retained earnings.

Debit		Credit	
Appropriations:		Unappropriated retained earnings	8,690,141,972.17
Other reserves	54,646,169.00	Net revenues for the year less general operating expenses, depreciation and amortisation, provisions and other charges	3,423,168,749.54
Dividends*	2,183,005,487.00		
Unappropriated retained earnings*	9,875,659,065.71		
Total	**12,113,310,721.71**	**Total**	**12,113,310,721.71**

** Based on the number of existing shares at 23 January 2006.*

Changes in share capital

	Number of shares	Share capital
At 31 December 2002	**895,173,839**	**1,790,347,678**
Issuance of shares on exercise of stock options (1)	705,985	1,411,970
At 23 January 2003	**895,879,824**	**1,791,759,648**
Issuance of shares on exercise of stock options (2)	618,431	1,236,862
Employee share issue (3)	6,673,360	13,346,720
At 2 July 2003	**903,171,615**	**1,806,343,230**
At 31 December 2003	**903,171,615**	**1,806,343,230**
Issuance of shares on exercise of stock options (4)	443,989	887,978
At 28 January 2004	**903,615,604**	**1,807,231,208**
Cancellation of shares	(25,000,000)	(50,000,000)
At 17 May 2004	**878,615,604**	**1,957,231,208**
Issuance of shares on exercise of stock options (5)	606,978	1,213,956
Employee share issue (6)	5,477,862	10,955,724
At 6 July 2004	**884,700,444**	**1,769,400,888**
At 31 December 2004	**884,700,444**	**1,769,400,888**
Issuance of shares on exercise of stock options (7)	518,758	1,037,516
At 25 January 2005	**885,219,202**	**1,770,438,404**
Cancellation of shares	(13,994,568)	(27,989,136)
At 10 May 2005	**871,224,634**	**1,742,449,268**
Issuance of shares on exercise of stock options (8)	1,397,501	2,795,002
Employee share issue (9)	5,000,000	10,000,000
At 20 July 2005	**877,622,135**	**1,755,244,270**
Cancellation of shares	(39,374,263)	(78,748,526)
At 29 November 2005	**838,247,872**	**1,676,495,744**
At 31 December 2005	**838,247,872**	**1,676,495,744**
Issuance of shares on exercise of stock options (10)	1,369,623	2,739,246
At 23 January 2006	**839,617,495**	**1,679,234,990**

(1) The 705,985 shares issued in January 2003 carried rights to the 2002 dividend.
(2) 517,716 shares carrying rights to the 2002 dividend and 100,715 shares carrying rights to the 2003 dividend.
(3) The 6,673,360 shares issued in July 2003 carry rights to the 2003 dividend.
(4) The 443,989 shares issued in January 2004 carried rights to the 2003 dividend.
(5) 552,435 shares carrying rights to the 2003 dividend and 54,543 shares carrying rights to the 2004 dividend.
(6) The 5,477,862 shares issued in July 2004 carried rights to the 2004 dividend.
(7) 518,758 shares carrying rights to the 2004 dividend.
(8) 1,002,504 shares carrying rights to the 2004 dividend and 394,997 shares carrying rights to the 2005 dividend.
(9) The 5,000,000 shares issued in July 2005 carried rights to the 2005 dividend.
(10) 1,369,623 shares carrying rights to the 2005 dividend.

In connection with share buyback programmes, in 2005 the BNP Paribas Group bought back on the market 11,677,068 shares at an average price of EUR 57.90 per EUR 2 par value share.

At 31 December 2005, the BNP Paribas Group held 4,724,282 shares with a par value of EUR 2 (including shares held for trading purposes), which were acquired at a total cost of EUR 165 million and deducted from shareholders' equity (see note 6.a. to the consolidated financial statements).

As of 31 December 2005, 25,388,170 stock subscription options and 1,504,355 stock purchase options were outstanding under the BNP Paribas Group's options plans (see note 8.c. to the consolidated financial statements).

Shareholder authorisations to issue shares

Shareholders' meeting at which the authorisation was given		Utilisation during 2005
AGM of 23 May 2000 (21st resolution*)	*Authorisation to grant stock options to officers and key employees.*	4,332,550 stock options granted at the Board Meeting of 25 March 2005
AGM of 14 May 2003 (16th resolution)	*Authorisation to issue shares for subscription by participants in the BNP Paribas Group's Corporate Savings Plan, without pre-emptive subscription rights for existing shareholders.*	Issuance of 5,000,000 new EUR 2 par value shares on 20 July 2005 (nominal amount: EUR 10,000,000)
AGM of 28 May 2004 (15th resolution)	*Amendment of the ceiling and expiry date set out in the authorisation given to the Board of Directors at the AGM of 14 May 2003 to issue shares for subscription by participants in the BNP Paribas Group's Corporate Savings Plan, without pre-emptive subscription rights for existing shareholders.*	
AGM of 28 May 2004 (11th resolution)	*Authorisation to issue shares and share equivalents with pre-emptive rights for existing shareholders.*	Not used
AGM of 28 May 2004 (12th resolution)	*Authorisation to issue shares and share equivalents without pre-emptive rights for existing shareholders.*	Not used
AGM of 28 May 2004 (13th resolution)	*Issuance of shares to be paid up by capitalising income, retained earnings or additional paid-in capital.*	Not used
AGM of 18 May 2005 (14th resolution)	*Authorisation to grant stock options to officers and key employees.*	Not used
AGM of 18 May 2005 (15th resolution)	*Authorisation to grant bonus shares to employees and officers of BNP Paribas and related companies.*	Not used

* *Expired on 18 May 2005.*

BNP Paribas SA five-year financial summary

	BNP PARIBAS SA				
	2001	2002	2003	2004	2005
Capital at year-end					
a) Share capital	1,771,942,784 (1)	1,790,347,678 (2)	1,806,343,230 (3)	1,769,400,888 (4)	1,676,495,744 (5)
b) Number of common shares issued and outstanding	442,985,696 (1)	895,173,839 (2)	903,171,615 (3)	884,700,444 (4)	838,247,872 (5)
c) Number of shares to be issued through the exercise of rights	17,704,434	18,372,079	23,734,549	24,359,164	25,388,170
Results of operations for the year					
a) Total revenues, excluding VAT	37,064,085,322	28,973,762,964	24,361,520,679	25,095,074,515	29,994,235,964
b) Income before tax, non-recurring items, profit-sharing, depreciation, amortisation and provisions	5,391,841,471	3,697,344,223	4,042,278,418	4,037,415,805	3,679,619,779
c) Income taxes	373,086,382	66,294,745	(11,461,665)	(714,643,630)	298,950,458
d) Profit-sharing	72,950,531	46,156,022	73,664,330	102,947,868	129,668,926 (6)
e) Net income	3,925,144,188	2,830,067,503	2,358,756,302	3,281,771,449	3,423,168,749
f) Total dividends	1,063,947,593	1,075,055,789	1,310,242,626	1,770,438,404	2,183,005,487*
Earnings per share					
a) Earnings after tax and profit-sharing but before non-recurring items, depreciation, amortisation and provisions	11.12	4.12	4.41	3.67	4.62
b) Earnings per share	8.85	3.16	2.61	3.71	4.08
c) Dividend per share	1.20 (7)	1.20 (8)	1.45 (9)	2.00 (10)	2.60 (11)
Employee data					
a) Number of employees at year-end (12)	45,870	44,908	44,060	44,534	45,356
b) Total payroll	2,613,281,535	2,484,565,532	2,487,721,635	2,728,535,537	3,074,275,447
c) Total benefits	861,936,161	895,525,367	982,590,077	991,640,524	1,222,427,038

** Based on the number of existing shares at 23 January 2006.*

(1) The share capital was increased to EUR 1,792,824,220 from EUR 1,792,258,860 on exercise of employee stock options for EUR 565,360. Following these share issues, the Board of Directors used the authorisation given by the 15 May 2001 Annual General Meeting to cancel the 9,000,000 shares for EUR 36,000,000 thereby reducing the capital from EUR 1,792,824,220 to EUR 1,756,824,220. The capital was then increased to EUR 1,771,942,784 from EUR 1,756,824,220 through the EUR 13,447,684 private placement reserved for BNP staff members, and on exercise of employee stock options for EUR 1,670,880.

2) The share capital was increased to EUR 1,773,245,988 from EUR 1,771,942,784 on exercise of employee stock options for EUR 1,303,204. Following these share issues, the Board of Directors used the authorisation given by the 15 May 2001 Annual General Meeting (12th resolution), to carry out a two-for-one share split and reduce the par value of the shares to EUR 2. The split shares have been traded on the market since 20 February 2002. The capital was then increased to EUR 1,790,347,678 from EUR 1,773,245,988 through the EUR 15,247,598 private placement reserved for BNP Paribas staff members and on exercise of employee stock options for EUR 1,854,092.

(3) The share capital was increased to EUR 1,791,759,648 from EUR 1,790,347,678 on exercise of employee stock options for EUR 1,411,970. The capital was then increased to EUR 1,806,343,230 from EUR 1,791,759,648 through the EUR 13,346,720 private placement reserved for BNP Paribas staff members and on exercise of employee stock options for EUR 1,236,862.

(4) The share capital was increased to EUR 1,807,231,208 from EUR 1,806,343,230 on exercise of employee stock options for EUR 887,978. Following these share issues, the Board of Directors used the authorisation given by the 14 May 2003 Annual General Meeting (18th resolution) to cancel the 25,000,000 shares for EUR 50,000,000 thereby reducing the capital from EUR 1,807,231,208 to EUR 1,757,231,208. The share capital was then increased to EUR 1,769,400,888 from EUR 1,757,231,208 through the EUR 10,955,724 private placement reserved for BNP staff members and on exercise of employee stock options for EUR 1,213,956.

(5) The share capital was increased to EUR 1,770,438,404 from EUR 1,769,400,888 on exercise of employee stock options for EUR 1,037,516. Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 28 May 2004 (16th resolution) to cancel 13,994,568 shares for EUR 27,989,136 thereby reducing the capital from EUR 1,770,438,404 to EUR 1,742,449,268. The capital was then increased to EUR 1,755,244,270 from EUR 1,742,449,268 through the EUR 10,000,000 private placement reserved for BNP Paribas staff members and on the exercise of employee stock options for EUR 2,795,002. Following these share issues, the Board of Directors used the authorisation given by the 18 May 2005 Annual General Meeting (16th resolution), to cancel the 39,374,263 shares for EUR 78,748,526 thereby reducing the capital from EUR 1,755,244,270 to EUR 1,676,495,744.

(6) Provision raised during the year.

(7) Paid to 443,311,497 shares, taking into account 325,801 new shares wth rights from 1 January 2001, recorded on 17 January 2002, including 193,182 shares issued in connection with former BNP stock option plans, and 132,619 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire), as well as the two-for-one share split of 20 February 2002, which increased the number of shares to 886,622,994.

(8) Paid to 895,879,824 shares, taking into account the 705,985 new shares, with rights from 1 January 2002, recorded on 23 January 2003, including 280,150 shares issued in connection with former BNP stock option plans, and 425,835 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire).

(9) Paid to 903,615,604 shares, taking into account the 443,989 new shares, with rights from 1 January 2003, recorded on 28 January 2004, including 169,545 shares issued in connection with former BNP stock option plans, and 274,444 shares issued in connection with former Paribas plans (Cardif and Cie Bancaire).

(10) Paid to 885,219,202 shares, taking into account the 518,758 new shares, with rights from 1 January 2004, recorded on 25 January 2005, including 350,171 shares issued in connection with former BNP stock option plans, and 125,867 shares issued in connection with former Paribas plans (Cardif and Cie Bancaire).

(11) Paid to 839,617,495 shares, taking into account the 1,369,623 new shares, with rights from 1 January 2005, recorded on 23 January 2006, including 1,328,544 shares issued in connection with former BNP stock option plans, and 41,079 shares issued in connection with BNP Paribas plans.

(12) For France, part-time employment is prorated according to the length of time worked.

SUBSIDIARIES AND AFFILIATES

Subsidiaries and affiliates	Currency	Exchange rate	Share capital [a]	Reserves and retained earnings before income appropriation [a]	Last published revenues [a]	Last published net income (loss) [a]
I - Detailed information about subsidiaries and associated companies whose book value exceeds 1% of BNP Paribas share capital						
1. Subsidiaries (more than 50%-owned)						
Antin Bail	EUR	1.00000	18,000	7,939	1,584	638
Antin Participation 4	EUR	1.00000	129,523	38,016	4,042	4,005
Antin Participation 5	EUR	1.00000	150,040	554	8,611	(46,784)
Banque de Bretagne	EUR	1.00000	52,921	27,914	85,295	20,091
BNP Andes	USD	1.18360	50,000	(2,755)	5,082	492
BNP Intercontinentale	EUR	1.00000	30,523	(774)	1,566	14,982
BNP Ireland	EUR	1.00000	427,813	74,894	86,336	87,936
BNP Mexico Holding	USD	1.18360	30,000	(3,160)	(135)	(136)
BNP Paribas Bank Polska	PLN	3.85439	193,400	149,775	90,388	35,753
BNP Paribas BDDI Participations	EUR	1.00000	45,961	58,717	31,562	28,452
BNP Paribas Bulgaria	USD	1.18360	27,206	(2,449)	7,274	2,044
BNP Paribas Canada	CAD	1.37635	345,637	85,734	88,118	32,025
BNP Paribas China Limited	USD	1.18360	72,624	5,354	9,544	2,947
BNP Paribas Hungaria Bank Rt	HUF	252.52699	3,500,000	8,535,744	4,687,030	895,354
BNP Paribas Immobilier	EUR	1.00000	79,500	82,722	11,074	10,832
BNP Paribas Peregrine Group	EUR	1.00000	45,040	(217)	(581)	(3,424)
BNP Paribas Private Bank	EUR	1.00000	75,000	57,856	7,784	2,096
BNP Paribas Réunion	EUR	1.00000	19,935	19,979	47,285	8,557
BNP Paribas Securities Limited (Japan)	JPY	139.71216	80,800,000	8,887,000	29,513	7,720,000
BNP Paribas UK Holdings Ltd	GBP	0.68806	1,242,000	(117,733)	181,396	137,151
BNP Paribas ZAO	USD	1.18360	59,444	23,339	16,916	2,814
BNP PUK Holding Limited	GBP	0.68806	194,353	64,509	149,534	155,113
CIP Cie d'Investissements de Paris	EUR	1.00000	394,504	729,409	23,744	20,233
Cipango	JPY	139.71216	9,500,000	(68,838)	0	0
Compagnie Bancaire UK Fonds B	GBP	0.68806	1	17,146	0	0
Crédit Agricole Indosuez Securities Japan	JPY	139.71216	8,820,000	(4,769,000)	0	1,797,000
Fidex Holding Limited	EUR	1.00000	300,015	16,995	7,216	6,717
Financière BNP Paribas	EUR	1.00000	226,918	195,660	24,999	22,997
Financière du Marché St-Honoré	EUR	1.00000	22,500	7,471	650	371
Kle 66	EUR	1.00000	2,174,364	1,682,650	885	490
Optichamps	EUR	1.00000	410,040	(8)	2,226	125
Paribas Dérivés Garantis PDG	EUR	1.00000	121,959	(3,935)	5,126	3,935
Paribas Do Brasil Empres Part	BRL	2.75163	39,000	20,039		7,698
Paribas international	EUR	1.00000	371,790	1,230,096	7,164	(4,841)
Paribas Participation Limitee	CAD	1.37635	125	1,781	4,005	3,922
Parilease SNC	EUR	1.00000	20,498	0	3,636	(5,774)
Société Financière pour Pays d'Outre-Mer *	CHF	1.55620	39,892	4,504	427	282
Société Française Auxiliaire -S.F.A.	EUR	1.00000	5,926	1,109,638	221,684	203,659
UCB Entreprises	EUR	1.00000	97,450	112,008	12,982	18,171
Union Crédit pour le Bâtiment -UCB	EUR	1.00000	40,082	368,358	210,863	48,375
BNP Paribas Equities France	EUR	1.00000	5,545	40,196	54,305	35,918
BNP Paribas Asset Management Group	EUR	1.00000	15,361	321,449	144,935	120,191

*(a) In thousands of currency units. (b) In thousands of euros. * Data at 31 July 2005.*

Per cent interest held by BNP Paribas SA (%)	Book value of shares		Including revaluation difference (b)	Dividends received during the year (b)	Outstanding loans and advances granted by BNP Paribas SA (b)	Guarantees and endorsements given by BNP Paribas SA (b)
	Gross (b)	Net (b)				
100.00%	27,380	26,436	0	1,068		
100.00%	79,143	79,143	0	777		
100.00%	150,060	103,809	0	0		
100.00%	71,021	71,021	0	18,074		
100.00%	43,004	40,367	0	0		
100.00%	63,211	63,211	21,742	22,282	52,244	
100.00%	451,161	451,161	0	0		
100.00%	25,346	22,562	0	0		
100.00%	78,772	78,772	0	385	216,150	
100.00%	117,608	117,608	0	20,132		
100.00%	18,477	18,477	0	1,280		2,503
100.00%	278,075	278,075	184	0	114,796	3,690,924
100.00%	66,157	65,875	0	1,748	90,966	
100.00%	42,252	42,252	0	3,475	261,800	541
100.00%	261,602	261,602	0	0		
100.00%	45,040	45,040	0	0		
100.00%	148,962	148,962	279	18,198		
100.00%	25,246	25,246	0	3,389	172,000	
100.00%	583,408	583,408	0	0	25,052	
100.00%	1,773,586	1,773,586	18,250	221,241		
100.00%	60,000	60,000	0	0	334,941	
100.00%	324,732	324,732	0	0		
100.00%	597,982	597,982	0	59,915		
100.00%	68,279	66,788	0	14,234		
100.00%	23,014	23,014	0	74,187		
100.00%	37,946	37,946	0	0	40,862	
100.00%	300,001	300,001	0	0		
100.00%	706,903	682,656	0	222,478		
100.00%	25,492	25,492	0	1,425		
100.00%	3,744,867	3,744,867	0	0		
100.00%	410,030	216,244	0	0		
100.00%	121,959	121,920	0	0		724,658
100.00%	20,643	20,643	0	0		
100.00%	1,327,951	1,327,951	0	0		
100.00%	81,640	81,640	0	1,760		
100.00%	100,723	100,723	0	0	85,691	
100.00%	46,916	24,105	8,798	11,391	27,635	
100.00%	442,098	442,098	0	699,982		
100.00%	196,737	196,737	0	5,652	224,780	
100.00%	890,881	890,881	0	111,187	12,764,939	101,988
99.86%	46,991	46,991	0	0		
99.83%	247,268	247,268	13	129,528		

Subsidiaries and affiliates	Currency	Exchange rate	Share capital (a)	Reserves and retained earnings before income appropriation (a)	Last published revenues (a)	Last published net income (loss) (a)
I -Detailed information about subsidiaries and associated companies whose book value exceeds 1% of BNP Paribas share capital						
1. Subsidiaries (more than 50%-owned)						
Laffitte participation 10	EUR	1.00000	150,643	15,057	(2,524)	1,538
Cortal Consors	EUR	1.00000	54,521	263,422	97,710	17,622
BNP Paribas Indonesia	USD	1.18360	34,972	(16,365)	6,072	4,865
Bancwest Corporation	USD	1.18360	1,109	5,525,129	2,194,354	626,063
Cetelem	EUR	1.00000	340,341	1,221,476	1,042,502	262,608
Antin Participation 7	EUR	1.00000	181,431	11,313	(43,200)	(22,582)
BNP Paribas Le Caire	EGP	6.79239	500,000	(71,441)	165,611	58,958
Kle 65	EUR	1.00000	578,133	99,409	30,119	29,915
Gestion & Location Holding	EUR	1.00000	265,651	949,181	(24,630)	(31,585)
Capstar Partners SAS	EUR	1.00000	2,247	57,523	12,673	5,106
BNP Paribas Securities Services	EUR	1.00000	165,280	457,460	268,114	40,700
BNP Paribas Pacific	AUD	1.61242	5,000	21,291	0	1,307
BNP Paribas El Djazaïr	DZD	87.13206	2,500,000	558,850	2,059,878	675,768
BNP Paribas Brasil	BRL	2.75163	190,311	363,288	215,062	84,190
BNP Paribas Lease Groupe	EUR	1.00000	285,079	15,128	305,317	134,734
Francis Trees and Watts	USD	1.18360	11	3,428	0	1,451
BNP Paribas Assurance	EUR	1.00000	510,059	133,487	103,896	100,351
TOTAL						
2. Associated companies (10% to 50%-owned)						
Teb Mali Yatirimlar	TRY	1.59975	242,539	138,282	361,412	77,919
Banca UCB	EUR	1.00000	72,240	13,717	46,236	9,544
Erbe	EUR	1.00000	120,430	548,708	0	270,122
BNP Paribas Développement	EUR	1.00000	68,000	126,287	15,488	12,640
BNP Paribas Suisse SA	CHF	1.55620	320,271	1,305,614	647,911	207,966
Motier *	EUR	1.00000	168	53,906	911	3,261
Crédit Logement ***	EUR	1.00000	1,253,975	44,967	112,370	54,518
Changjiang BNPP Peregrine Securitie	CNY	9.55094	600,000	137	14,251	(2,467)
RIVP -Regie Immob Ville de Paris ***	EUR	1.00000	31,474	44,060	326,190	13,606
ABN Amro Advisory Inc **	USD	1.18360	1,550,001	122,611	75,195	66,391
Nanjing City Commercial City Bank ***	CNY	9.55094	1,532,460	0	459,804	174,422
Tyler Trading	USD	1.18360	2,101,558	115,591	92,372	92,240
Compagnie Financière Ottomane	EUR	1.00000	8,500	138,166	10,933	9,138
Société Centrale d'Investissement	EUR	1.00000	500,141	4,599,729	697,690	541,910
Pargesa Holding SA ***	CHF	1.55620	1,698,700	461,900	0	175,500
BNP Paribas Luxembourg	EUR	1.00000	105,000	890,113	156,113	80,367
TOTAL						

(a) In thousands of currency units. (b) In thousands of euros: Data at 31 July 2005. ** Data at 30 October 2005. *** Data at 31 December 2004.*

Subsidiaries and affiliates	Book value of shares		Including revaluation difference
	Gross	Net	
II - General information about other subsidiaries and associated companies			
French subsidiaries	638,364	379,125	1,107
Foreign subsidiaries	1,529,002	1,441,389	1
French associated companies	800,861	766,273	0
Foreign associated companies	196,011	182,244	92

Per cent interest held by BNP Paribas SA (%)	Book value of shares Gross (b)	Net (b)	Including revaluation difference (b)	Dividends received during the year (b)	Outstanding loans and advances granted by BNP Paribas SA (b)	Guarantees and endorsements given by BNP Paribas SA (b)
99.40%	164,715	164,715	0	0		
99.34%	748,844	748,844	0	2,311		
99.00%	58,651	35,896	0	0	25,855	
98.74%	5,385,961	5,385,961	0	0	59,142	
98.17%	2,392,286	2,392,286	0	0	11,529,509	
95.77%	173,752	168,540	0	375		
95.19%	79,695	65,235	0	0		16,989
94.52%	640,810	640,810	0	7,566		
94.25%	893,654	893,654	0	0		
93.33%	54,464	54,464	0	3,648		
90.44%	1,287,631	1,287,631	2,171	139,023	4,837,852	944,888
86.77%	394,797	394,797	0	0		
84.16%	20,476	20,476	0	3,674		2,240
83.73%	91,290	91,290	0	10,393	217,738	
74.81%	683,683	683,683	0	161,013	5,747,235	123,751
71.54%	81,400	62,538	0	0		
65.56%	450,861	450,861	0	260,816		
	27,775,538	**27,418,977**	**51,437**	**2,232,607**	**36,829,187**	**5,608,482**
50.00%	197,884	197,884	0	0		1,711
49.00%	42,981	42,981	0	0		
47.01%	296,725	296,725	0	10,964		
45.24%	29,586	29,586	0	0	11,600	
43.15%	486,653	486,653	13,635	0	2,795,249	108,023
37.16%	584,998	584,998	0	0		
34.94%	207,161	207,161	0	5,468		74,080,469
33.00%	20,690	20,690	0	0		
30.77%	25,590	25,590	0	3,632		
19.35%	253,464	253,464	0	10,270		
19.20%	72,986	72,986	0	0	1,683,351	300,628
19.03%	337,952	337,952	0	15,028		
18.61%	29,034	29,034	0	751		
15.04%	671,655	671,655	3,825	0		
14.58%	561,163	561,163	0	13,161		
13.77%	262,886	220,368	0	0	491,976	11,704
	4,081,409	**4,038,891**	**17,461**	**59,273**	**4,982,176**	**74,502,535**

Principal acquisitions and disposals in France and abroad in 2005

Threshold: EUR 20 million for listed equities and EUR 1 million for unlisted equities

Acquisitions in France

New investments

Intra-group	AXA
	Motier
Intra-group	Optichamps

Bolt-on investments

Intra-group	Bouygues Telecom
Intra-group	Capstar Partners
Intra-group	Cetelem
	Sofinergie 5
	Verner Investissements

Subscriptions to share issues and related transactions

	BMS Exploitation
Intra-group	BNP Paribas Private Bank
Intra-group	BNP Paribas Invest Immo
Intra-group	BNP Paribas BDDI Participations
Intra-group	China Samantha Finance 1
Intra-group	China Samantha Finance 2
Intra-group	China Samantha Finance 3
Intra-group	China Samantha Finance 4
Intra-group	China Samantha Finance 5
Intra-group	China Samantha Finance 6
Intra-group	China Samantha Finance 7
Intra-group	China Samantha Finance 8
Intra-group	China Samantha Finance 9
Intra-group	China Samantha Finance 10
Intra-group	China Lucie Finance 1
Intra-group	China Lucie Finance 2
Intra-group	China Lucie Finance 3
	Harewood Asset Management
Intra-group	Lafitte Participation 10
Intra-group	Parilease SNC
Intra-group	UCB (Union Crédit pour le bâtiment)
	Tower participation

Disposals in France

Total (disposals, capital contributions and related transactions)

Intra-group	Abbey National France
Intra-group	BPSS International Holding
Intra-group	Carbone Lorraine
Intra-group	FINAXA
	Lagardère
	Marais Participation

Partial

Intra-group	BPLG - BNP Paribas Lease Group
Intra-group	Financière BNP Paribas
	Saint-Gobain
	Total Fina Elf SA

Acquisitions outside France

New investments

	CA Indosuez Securities Japan Ltd	Hong Kong
	Nanjing City Commercial Bank	China
	TEB Mali Yatirimlar	Turkey

Bolt-on investments

Intra-group	BNP Paribas Luxembourg	Luxembourg
Intra-group	BNP Paribas Pacific Ltd	Australia
Intra-group	Sfom Inter Africa 1	Switzerland

Subscriptions to share issues and related transactions

Intra-group	Bancwest Corp	United States
Intra-group	Bank for the west	United States
Intra-group	BNP Paribas Canada	Canada
Intra-group	BNP Paribas El Djazair	Algeria
Intra-group	BNP Paribas Le Caire	Egypt
Intra-group	BNP Paribas Peregrine Securities Korea	Korea
Intra-group	Mediha Informatique	Morocco

Disposals outside France

Total (disposals, capital contributions and related transactions)

	Aseambankers Malaysia BHD	Malaysia
Intra-group	BICI Côte d'Ivoire	Côte d'Ivoire
Intra-group	BICI Gabon	Gabon
Intra-group	BICI Sénégal	Senegal
Intra-group	BNP AK Dresdner Bank AS	Turkey
Intra-group	BNP Equities Asia Ltd (Labuan)	Malaysia
Intra-group	BNP Paribas Brokerage Services Inc.	United States
	Bormioli Rocco Figlio Vetreria	Italy
	Euronext NV	Netherlands
	La Compagnie Éolienne du Détroit	Morocco

Partial

	BNP Asset Finance NV	Netherlands

Details of equity interests acquired by BNP Paribas SA in 2005

Changes in percent interests

		More than 5% of capital
Not listed	*Intra-group*	Bouygues Telecom
		More than 10% of capital
Not listed		Nanjing City Commercial Bank
		More than 33.33% of capital
Not listed	*Creation*	Austin Finance
Not listed		Motier
Not listed		TEB Mali Yatirimlar
		More than 50% of capital
Not listed		Sofinergie 5
		More than 66.66% of capital
Not listed	*Creation*	Antin Participation 23
Not listed	*Creation*	Antin Participation 24
Not listed	*Creation*	Antin Participation 25
Not listed	*Creation*	AV Habitat II SCPI
Not listed	*Creation*	BNP Paribas India Solutions
Not listed		CA Indosuez Securities Japan Ltd
Not listed	*Intra-group*	Laffitte Participation 13
Not listed	*Creation*	Laffitte Participation 23
Not listed	*Creation*	Laffitte Participation 24
Not listed	*Creation*	Laffitte Participation 25
Not listed	*Intra-group*	Optichamps
Not listed	*Intra-group*	Tuilerie Financement 21
Not listed	*Intra-group*	Tuilerie Financement 22
Not listed	*Intra-group*	Tuilerie Financement 23
Not listed	*Creation*	Tuilerie Financement 24
Not listed	*Creation*	Tuilerie Financement 25
Not listed	*Creation*	Tuilerie Financement 26
Not listed	*Creation*	Tuilerie Financement 27
Not listed	*Creation*	Tuilerie Financement 28
Not listed	*Creation*	Tuilerie Financement 29
Not listed	*Creation*	Tuilerie Financement 30
Not listed	*Creation*	Tuilerie Financement 31
Not listed	*Creation*	Tuilerie Financement 32
Not listed	*Creation*	Tuilerie Financement 33
Not listed	*Creation*	Tuilerie Financement 34
Not listed	*Creation*	Tuilerie Financement 35
Not listed	*Creation*	Tuilerie Financement 36

NRE appendices

The BNP Paribas Group reports corporate and environmental for the following entities:

1. **BNP Paribas SA:** a French *société anonyme* (public limited company).
2. **Group France:** BNP Paribas SA and its subsidiaries in France.
3. **International:** BNP Paribas SA and its international subsidiaries (excluding France).
4. **Group:** BNP Paribas SA and its subsidiaries worldwide.

Summary table relating to the Social Chapter of the New Economic Regulations (NRE) Act

NRE indicator	2005 Comments	Scope concerned
1. Remuneration and benefits paid to each corporate officer during the financial year	See Sustainable Development section of the Annual Report, under *Corporate Governance – Remuneration.*	Group
2. Remuneration and benefits paid during the financial year to each corporate officer by controlled companies as defined in article L. 233-13 of the French Commercial Code	See Sustainable Development section of the Annual Report, under *Corporate Governance – Remuneration.*	Group
3. List of all directorships and positions held during the financial year in any company by each of the corporate officers	See detailed presentation of corporate officers in Section 1 of the Annual Report.	Group
4. Total number of employees including fixed-term contract employees	See Sustainable Development section of the Annual Report, under *Human Resources Development – Workforce.* The number of employees managed by the Group at 31 December 2005 was 109,780 full-time equivalent employees (FTEs), representing an increase of 10,346 FTEs year-on-year. In France, the number of employees managed by the Group rose to 55,498 FTEs, including 39,142 FTEs for BNP Paribas SA, of which 252 on fixed-term contracts. The concept of *cadre*, loosely translated as "executive", is specific to the French workplace and cannot be meaningfully transposed at a global level. For information purposes only, therefore, the proportion of cadre to non-cadre (executive to non-executive) staff employed by BNP Paribas SA has continued to increase steadily: • 35.7% in 2002; • 37.7% in 2003; • 39.7% in 2004; • 42.4% in 2005.	Group France
5. Number of new permanent and fixed-term contract employees	In 2005, 9,226 new employees were recruited worldwide on permanent contracts, with women accounting for 51.7% of the total. BNP Paribas in France hired 3,950 new employees on permanent contracts in 2005. BNP Paribas SA added 3,407.6 new FTEs in mainland France, 1,373.9 men (40%) and 2,033.7 women (60%). Of the total, 697.1 were on fixed-term contracts (226 men and 471.1 women) and 326 were hired on permanent contracts following a fixed-term contract (91 men and 235 women). For extensive and detailed information on this topic, see the Sustainable Development section of the Annual Report, under *Human Resources Development – Recruitment.*	Group Group France SA mainland France

NRE indicator	2005 Comments	Scope concerned
6. Recruitment difficulties	BNP Paribas remains a very attractive employer among job seekers, as borne out by the fact that the Group received over 180,000 unsolicited job applications in 2005, up 20% on the previous year. The internet was the medium of choice for 75% of these applications. 40% more graduates were hired than in 2004, to match the needs expressed by the various business lines. Graduates also remain a recruitment target for the Group, as evidenced by the success of the in-branch recruitment operation. For extensive and detailed information on this topic, see the Sustainable Development section of the Annual Report, under *Human Resources Development – Recruitment.*	Group France
7. Number of and reasons for dismissals	In 2005, the number of employees dismissed by BNP Paribas SA in mainland France amounted to 233.5 FTEs. The principal reasons for dismissals remain professional incompetence and professional misconduct.	SA mainland France
8. Overtime hours	In 2005, the amount of overtime represented 0.1% of regular hours for the staff concerned. BNP Paribas SA paid 53,462 hours of overtime in mainland France, close to 2004 levels and significantly down on those of 2003.	SA mainland France
9. Temporary staff	Temporary workers: the average monthly number of temporary workers remained limited at 177 FTEs. The average length of contracts was 24 days. BNP Paribas SA's expenditure on temporary staff in France amounted to EUR 7.64 million for the year. BNP Paribas continued to apply its system of approved vendor lists for temporary work agencies and service providers. The system was rolled-out across Europe in 2005. Agreements binding BNP Paribas and these companies include very strict clauses on compliance with employment legislation and preventing loss-making sales, which are prohibited under French law. In 2005, all Group entities were reminded of their duty to only use companies that guarantee compliance with employment law.	SA mainland France Europe
10. Where relevant, information relating to headcount adjustments, redeployment and career support advice	See Sustainable Development section, under *Human Resources Development – Quantitative and qualitative workforce adaptation*, where this topic is pursued in depth.	SA mainland France
11. Working hours	Extensive possibilities for requesting part-time work arrangements are available to employees. Employees with over one year's seniority qualify for a time savings account (*Compte Épargne Temps*), in which they can save holiday time for later use – e.g., taking personal days, partly financing a continuing education project or switching to part-time work without loss of revenue. 9,167 employees have a time savings account. Subject to their supervisor's agreement, employees can also take 5 to 20 days of unpaid leave.	SA mainland France

NRE indicator	2005 Comments	Scope concerned
12. Working week for full-time employees	In France, the working week for a full-time employee is generally considered to be 35 hours. By comparison, the working week for full-time staff is 35 hours for Group business units in the United Kingdom, 35 or 40 hours, according to operations, in the United States and 40 hours in Switzerland.	SA mainland France Switzerland USA UK
13. Working week for part-time employees	A little under 12% of employees have chosen one of the part-time work arrangements, of which 94% are women. The main options available are 50%, 60% or 80% of a full-time equivalent. The 80% option has been selected by almost 70% of part-time employees.	SA mainland France
14. Absenteeism and reasons for absenteeism	In 2005, the absentee rate for BNP Paribas SA in mainland France was 4.34%. Maternity leave accounted for 1.21% of the total. After maternity leave, other non-work related illnesses were the most common reason for long-term absences. See the 2005 Social Report.	SA mainland France
15. Remuneration	The average monthly remuneration of BNP Paribas SA employees in mainland France was EUR 2,869 in 2005. • 95.2% of employees received a variable remuneration bonus (94.8% of women and 95.6% of men). • 38.8% were awarded an increase in fixed remuneration. • 13.2% were promoted. See Sustainable Development section of the Annual Report, under *Human Resources Development - A broad and competitive remuneration package/remuneration.*	SA mainland France
16. Changes in remuneration	In February 2005, a wage agreement was signed that provided for the payment of a 25% bonus calculated on the basic salary for January 2005. Employees in receipt of this bonus were also offered the possibility to allocate EUR 70 to the BNP Paribas employee share savings plan, with a 300% matching contribution by the company. On 22 December 2005, a wage agreement was signed in respect of advance negotiations for 2006. From 1 January 2006, the annual salary of BNP Paribas SA employees increased by 1.20% with a minimum rise of EUR 315. At the end of February 2006, BNP Paribas SA employees will receive a one-off bonus of between EUR 500 and EUR 1,000 equivalent to 20% of their basic monthly salary.	SA mainland France
17. Payroll expenses	The Group adopted International Financial Reporting Standards (IFRS) in 2005. Payroll taxes for the Group's full scope of consolidation were as follows: **2004** **2005** (in millions of euros) 1,678 1,662	Group

NRE indicator	2005 Comments	Scope concerned
18. Application of the laws of Titre IV Livre IV of the Employment Code (Incentive plans and profit sharing)	See Sustainable Development section of the Annual Report, under *Human Resources Development – A group-wide approach to career management – A broad and competitive remuneration package.* At 31 December 2005, the Group's savings plans for current and former employees, which have around 75,000 beneficiaries, held assets of EUR 3.2 billion, including EUR 2.8 billion in BNP Paribas shares. The employee savings offering was extended during the year with the implementation of PERCO, a retirement savings product. The geographical breakdown of staff outside France that took up the 2005 employee share issue is as follows: • Europe: 55%; • Asia: 27%; • North America: 7%; • Africa: 6%; • South America: 4%; • Middle East: 2%.	Group
19. Professional equality	See Sustainable Development section of the Annual Report, under *Human Resources Development – Employee Diversity – Professional Equality.* 51.8% of BNP Paribas employees worldwide are women (based on physical headcount). BNP Paribas SA's FTE staff in mainland France is composed of 18,125.3 men and 21,017.1 women. Of the FTE personnel recruited in 2005, 1,373.9 were men and 2,033.7 were women. Subsequent to the professional equality agreement signed by BNP Paribas in April 2004, Cetelem SA France also entered into a unanimous agreement with five trade unions in March 2005, and was the first company in the finance sector in France to receive the "Equality label" from the French minister for social integration and equal opportunity. The proportion of female executives continued to rise: • 34.2% in 2001; • 35.7% in 2002; • 36.9% in 2003; • 37.7% in 2004; • 38.8% in 2005. Proportion of female employees receiving promotion: • 54.7% in 2002; • 55.6% in 2003; • 55.8% in 2004; • 57.1% in 2005.	Group SA mainland France
20. Employee relations and collective bargaining	See Sustainable Development section of the Annual Report, under *Human Resources Development – Constructive Employee-Employer Relations.* As in previous years, there was constructive dialogue with employee representatives within BNP Paribas SA in 2005. The Commission on Employment Law – BNP Paribas SA's labour negotiation body – met on 35 occasions in 2005 and 17 new agreements were signed with trade unions. Several of these agreements led to the improvement or expansion of employee savings plans within the company. Following on from the provisions regarding professional training introduced in 2004, and a branch agreement on 27 July 2005, BNP Paribas entered into an agreement on 8 July 2005 setting out the terms and conditions for implementing the Right to Individual Training.	SA mainland France

NRE indicator	2005 Comments	Scope concerned
21. Health and safety	In 2005, occupational physicians held 20,452 consultations with staff, including 945 spontaneous visits. Occupational physicians referred 3,268 employees to medical specialists. BNP Paribas continued to pursue its initiatives to promote health and safety and prevent risks, in the following areas: • *Medical assistance to employees that have been victims of attacks, in partnership with Paris medical emergency services* (Urgences Médicales de Paris) A document is given to all employees who have been attacked, explaining what steps they need to take. A brochure on how to respond to such situations has also been produced for the various Human Resources divisions, as the procedures involved are often new to them. To prevent administrative delays in processing work injury filings, avoid the risk that coverage might be denied and provide better ongoing medical attention to victims, BNP Paribas SA has broadened its offer of specialised consultations for post-traumatic stress disorder in hospitals in Paris and the Paris region. • *More extensive refresher courses on first aid* Two physicians have been assigned first aid training responsibilities. They provided initial training to 96 employees and took 350 others through refresher sessions. • *Emergency response and CPR training for all medical staff* A five-year plan has been launched to train all medical personnel in emergency medicine and the use of a semi-automatic defibrillator, with a yearly refresher. Hands-on training sessions have begun for all nurses, one Monday per month, focusing on reviews of key protocols and role-play. Ongoing training on vaccinations, audiometrics and emerging health risks has been introduced for medical staff. The Group has set up a procedure for monitoring employees' hearing in conjunction with the health insurance body for the Paris region, in the aim of improving ambient noise conditions. • *Ergonomics* Advice on improving the ergonomics of workstations has been distributed to all employees of BNP Paribas SA and is available on the HR, Career, Health and Benefits intranet portal, alongside recommendations on how to prevent health risks through appropriate lifestyle choices. Various types of equipment have been reviewed in order to draw up a list of items and equipment that could be managed by the occupational medicine department. • *Ongoing initiatives to prevent health risks* These programmes, launched several years ago, involve health education and awareness-raising on the key public health challenges of cancer, HIV/AIDS, stress and cardiovascular diseases, and musculoskeletal problems. Special medical attention continues to be devoted, since the success of a pilot programme in 1991, to employees sent abroad in regions with significant health risks. Employees undergo a full medical examination that includes a vaccinations review, are given medical advice prior to departure, and are provided with a brochure entitled "Health, Travel and Work" as well as a medical kit for the prevention of HIV/AIDS and hepatitis C. Large-scale vaccination campaigns also continued, with 3,250 anti-flu vaccines administered in 2005, up 52% on 2004. One-time vaccinations are also carried out upon request from employees.	SA mainland France

NRE indicator	2005 Comments	Scope concerned
	The cardiovascular disease prevention programme also continued within the occupational medicine department. It includes screening for the cardiovascular risk factors of high cholesterol, high blood pressure, smoking and stress. When appropriate, loss of coronary function is measured at a partner hospital, so that those employees who need it can get early treatment. Better medical monitoring has been provided for expatriate staff, with new health checkups tailored to the employee's age group and to the health risks of the countries concerned. 922 persons contributed to the blood donation drive. The Group has also put in place a system for monitoring the health risks attached to the bird flu pandemic.	
22. Training	See Sustainable Development section of the Annual Report, under *Human Resources Development – Ongoing Skills Development.* The numbers of employees at BNP Paribas units in mainland France enrolled in training for a professional qualification were as follows: • 541 for the Brevet Professionnel banking diploma; • 566 for the BTS banking qualification; • 221 for the Institut Technique de Banque. The Group's training centre in the Louveciennes campus recorded the following results: **2003 / 2004 / 2005** No. of courses: 944 / 1,025 / 1,018 No. of trainees: 20,963 / 21,065 / 20,433 No. of trainee days: 41,601 / 42,655 / 41,126	SA mainland France
23. Employment and integration of disabled employees	See Sustainable Development section of the Annual Report, under *Human Resources Development – Employee Diversity – Employment and integration of handicapped employees.* In counting the number of disabled employees, it seemed more relevant to count each person individually rather than take into account the concept of disability units. Thus there were 963 disabled employees within BNP Paribas SA in mainland France at 31 December 2005. The Group has kept up its efforts to help disabled persons remain employed through measures such as adapting the work environment for hearing or mobility impaired persons or redesigning a vehicle and taking on taxi expenses for persons with motor disabilities. An "Accessibility" working group, bringing together staff from the SIG, RHG, IMEX, and GPG functions and from the French Retail Banking business, has set itself the task of ensuring that disabled employees and clients enjoy better access to information on banking websites. As a result, the recruitment website has been redesigned to be usable by sight impaired persons with appropriate equipment. The font used on the intranet portal can now be increased to allow sight impaired employees equal access to information. A study is currently being carried out by a consultant specialising in the application of human resources for handicapped employees. Its aim is to identify ways of employing handicapped persons, both internally and externally through special centres for the disabled. To support the charitable endeavours of staff members, the BNP Paribas Foundation once again carried out a programme of grants, entitled *Coup de pouce*. In 2005, as in other years, fighting the consequences of disabilities was at the forefront of employees' concerns and charitable commitments.	SA mainland France

NRE indicator	2005 Comments	Scope concerned
24. Company benefit schemes	National-level social and cultural activities are administered by the Central Works Council. Other staff benefit schemes are coordinated by local works councils. Benefits offered to employees include children's summer camps and organised holidays for staff, contributions to meal expenses, family welfare, lending libraries for books, records, videos and other media, and concessions for theatres and cinemas. A sports and cultural society allows staff to take part in and attend a variety of team sports and cultural events. A breakdown of BNP Paribas SA's contributions to employee benefit schemes is provided in the 2004 Social Report.	SA mainland France
25. Relations with the community, including associations to combat social exclusion, educational institutions, amenity and consumer associations, and local residents	**Educational institutions:** in 2005, entities of the BNP Paribas SA network had forged over 1,000 formal or informal partnerships with schools. These relations often take the form of internships, work experience schemes or apprenticeships. Many of these partnerships also serve to promote the sports, cultural and artistic initiatives of young people, as well as local projects to help integrate them into the labour force, fight social exclusion and protect the environment. **Consumer organisations:** the Quality & Consumer Relations Department within French Retail Banking has set up partnerships with around a dozen consumer rights groups. **Assistance with social insertion projects:** see Sustainable Development section of the Annual Report, under *Patronage, remarks on the strengthening of the partnership with Adie, a non-profit association providing micro loans for business projects.* BNP Paribas also participates in the recruitment and diversity initiatives of IMS, a French association promoting corporate social responsibility. It has undertaken to interview any candidates put forward by IMS on the basis of a profile description provided by the Group. The Group also works with AFIJ, a French organisation that helps young graduates enter the workplace through the recruitment of candidates from visible minorities by means of forums, applications forwarded by AFIJ, etc. Group entities outside France are also responsible for many initiatives, either directly as in the United Kingdom or the United States, or through locally established foundations as in Brazil, Switzerland or Morocco.	SA mainland France International Network
26. Contribution to regional development and employment	The Group seeks to promote economic development in the territories where it is based by providing its clients with the financing to fuel their development. See Sustainable Development section of the Annual Report, under *Human Resources Development – Quantitative and qualitative responses to workforce adaptation.* BNP Paribas' Retail Banking network in France boasts some 5.7 million individual and private banking clients, 30,000 employees, 2,200 branches and 3,400 automatic cash dispensers. With more than 75,000 recently-created companies among its clients and 45,000 accounts opened each year by entrepreneurs and professionals, BNP Paribas is firmly committed to the creation of employment and local development.	SA mainland France

NRE indicator	2005 Comments	Scope concerned
27. Outsourcing and the Bank's policy with subcontractors: steps to ensure that subcontractors comply with International Labour Organization (ILO) standards	Global Procurement Group (GPG) manages all procurement contracts in excess of EUR 1 million. Since 2002, all contracts negotiated and signed by GPG include clauses providing for compliance with International Labour Organization (ILO) standards or setting out local employment law principles in the event that such principles are stricter than ILO standards. To promote transparency, GPG set up a dedicated suppliers' portal on the official BNP internet site in 2005, with supplier contracts making explicit reference to sustainable development and compliance with ILO standards. For more information visit http://fournisseur.bnpparibas.com/dev.htm. Going against the grain of the widespread trend toward outsourcing of information technology functions, BNP Paribas opted for a novel solution by creating a joint venture with IBM France to meet the Group's IT processing needs. This strategic alliance answers the call for controlling and decreasing IT costs, while preserving a centre of excellence in France with leading-edge technology. Thanks to this original partnership, BNP Paribas is able to stay in command of its IT capabilities, while ensuring a painless transition for its employees, since all those concerned were able to keep the individual and collective benefits associated with their previous status.	Group
28. Steps taken by the Bank to ensure that subsidiaries comply with ILO standards	Within the scope of the implementation of regulation 97.02, in 2004 and 2005 GPG systematically reviewed and audited all the major outsourcing agreements entered into by Group entities in locations worldwide. Where clauses relating to corporate responsibility are missing or inaccurate, the entity could be requested to renegotiate the contract. In addition to management controls required by the Group's internal control system, internal audit and inspection teams are also responsible for ensuring compliance with HR directives.	Group
29. Steps taken by foreign subsidiaries to address the impact of their business on regional development and the local community	All Group subsidiaries belong to a business line and are required to contribute to fulfilling its strategy, implementing its policies and exercising its social responsibility. The levels of remuneration which BNP Paribas provides to its employees, particularly in emerging countries, added to benefits such as health insurance and death/disability coverage, help raise the standard of living in the employees' families and communities. The Group makes only limited use of expatriate staff, giving local staff the opportunity to take up managerial functions and other positions of responsibility.	Group

Summary table relating to the Environment Chapter of the New Economic Regulations (NRE) Act

NRE indicator	2005 Comments	Scope concerned
1. Water consumption	Not enough data has been collected on water consumption in 2005 to make a year-on-year comparison. In locations where water consumption was measured in 2004, it fell by 11.9% in 2005. More countries contributed data to the water consumption statistics than in previous years, with Italy, Spain, Luxembourg, the UK, Germany, the USA, Singapore and Turkey now providing data. The real estate arm of Global Procurement Group worked towards discontinuing the use of open loop air conditioning systems in renovation projects by authorising the additional cost of alternative solutions.	Central Paris area buildings International
2. Raw material consumption	For a service provision Group like BNP Paribas, paper is the number one raw material consumed. In 2005, the Group discontinued the paper edition of its press review, thus saving 800,000 sheets of paper per month (9.6 million per year). Data provided by printers at the request of the GPG resulted in more efficient paper cuts. Overall paper consumption in France, including volumes purchased from printers, envelopes and roll paper from printing centres, and paper reams, decreased significantly to 9,498 tonnes. In other countries, representativeness amounted to 34.6% of employees concerned. Approximately 5% of office equipment ordered in France is manufactured from recycled materials, while the rate is 20% in Switzerland and Luxembourg.	Group
3. Energy consumption	Group entities in France consumed 271.5 GWh of electricity in France in 2005, representing average consumption of 4.8 MWh per FTE. Representativeness in other countries increased to 44.2% of employees concerned. The consumption of cooled water for air conditioning was measured at 12.1 GWh in 2005.	Group Central Paris area buildings

NRE indicator	2005 Comments	Scope concerned
4. Measures taken to improve energy efficiency	The Group has taken energy conservation measures in its central Paris buildings, mainly by installing low-wattage light bulbs and fluorescent tubes, light switches with timers and motion detectors (requiring peripheral equipment to be installed only in new buildings). On a regular basis, the Group compares the energy consumption of similar sized buildings in order to identify any discrepancies and implement the necessary remedial actions. Outside France, GPG's Real Estate Department played a role in energy conservation issues, promoting solutions that save electricity and fuel oil in the construction and renovation of buildings.	Central Paris area buildings Group
5. Use of renewable energy sources	In 2005, market conditions did not allow forms of energy delivery in France to be amended and it was therefore not possible to increase the proportion of renewable energy purchased to any great extent. The target of raising renewable energy to 15% of total consumption has nevertheless been maintained. In Germany, 18% of the electricity used by BNP Paribas and Cortal Consors is renewable.	Group France
6. Land use	When the Klépierre subsidiary builds a new shopping centre, it takes all the necessary steps to remediate the land, such as excavating contaminated soil and building a watertight diaphragm wall. For each project, Meunier Habitat appoints a specialist architect's office to carry out a diagnostic review of the extent of the soil contamination. The architect defines the specifications for a soil identification programme, contamination studies are performed using tests and analyses, and a soil report is drawn up. Meunier Habitat uses this report to carry out any remediation work required to ensure that the soil meets all applicable regulatory standards. In addition to these initiatives, the Group applies "environmental housing" certification provisions to certain Meunier Habitat programmes. These mainly concern the management of pollution-related problems with a view to meeting the objectives required in terms of health, ecological balance and comfort of use.	Meunier Habitat

NRE indicator	2005 Comments	Scope concerned
7. Emissions to air, water and soil	As explained in the Sustainable Development section of the Annual Report, under the *Environment* heading, the Group's corporate and environmental data management software is now up and running (see also section 3 above). In general, the reliability of the data used to draw up the global CO_2 survey was confirmed in 2005 and more countries were included in the scope of the survey. There is still not enough data to draw up such a survey at Group level. In France, the data collected took into account information on electricity consumption, work-related travel of employees in France and other countries, and commuting between the home and office in France, enabling an initial estimate of CO_2 equivalent emissions per FTE (less than 2.2 tonnes). The Group compares favourably with its competitors in this regard. The calculation methods aim to include the emissions generated by the production, transportation and consumption of energy sources. For electricity, the type of primary energy used by the producer was taken into account. For air travel, the factors considered were kerosene consumption; average load factors; the distinction between short-, medium- and long-haul flights; and the class the passenger travelled in. For car journeys, the methodology assesses emissions based on mileage as well as on the vehicle's taxable horsepower rating and fuel type. Estimates for commuting were made by dividing employees into three categories, based on which of three concentric circles their home residence belonged in: city or town centre, close suburbs or outskirts of town, and distant suburbs or rural setting. Emissions produced by these trips were then estimated based on the type of transportation used. In this first survey, some results were obtained by extrapolating overall data based on measurements performed at pilot sites that were representative of the various entities. As the ongoing process is refined, these estimates will be made more precise. The drop in the emission rate in 2005 is mainly due to the combined effects of a considerable increase in train as opposed to air travel, and a higher proportion of employees in the Paris region than in the provinces, which significantly decreases the impact of commuting. Independently of errors related to the reliability of data or to the incomplete scope of the survey, the methodology used is subject to the following error margins: • Hydrocarbons: 5%; • Electricity: 10%; • Trip mileage per car, based on taxable horsepower: 10%; • Commuting: 20%; • Air travel: 20%.	

NRE indicator	2005 Comments	Scope concerned
8. Noise and odour pollution	No complaints related to noise or odour issues were addressed to the Group in 2005. Meunier always studies the environmental impact of its projects from the specific standpoint of noise and odours. When technical equipment can be a source of noise disturbance, the company selects models offering the best available acoustic performance. Noise testing is carried out following construction and, if required, additional measures are taken to comply with applicable regulations. The location of air intake and discharge vents is designed to minimise effects on neighbouring buildings, based on dominant wind patterns. The construction processes and tooling used, as well as the management of construction waste, are also designed to minimise the impact of construction work on the immediate environment.	
9. Waste processing	The roll-out of a system for collecting used toner cartridges continued in France in 2005, in association with Conibi, the industry grouping of toner cartridge producers: 48,197 used cartridges were collected in 2005, a more than fivefold increase on the previous year. In France, 62% of toner cartridges were collected for recycling, and 10 entities collected 100% of their used cartridges. In other countries, 18,343 cartridges were collected, representing a figure of 64% for the territories concerned. Several countries achieved a 100% collection rate. Paper collection for recycling also continued in 2005 with 5,380 tonnes collected in France. Litter bins that enable employees to separate recyclable from non-recyclable waste are currently being rolled-out in all entities. Based on figures collected from 22.6% of staff outside France, paper collection stood at 960 tonnes.	France, UK, Hong Kong
	Following the adoption of the European Directive on Waste Electrical and Electronic Equipment (WEEE) in 2005, the Group tested procedures for collecting and recycling electronic equipment in France. The Group examined the results of these tests at the start of December in order to decide the most appropriate way forward in this regard. A WEEE initiative was also put in place in the UK.	Central Paris buildings
10. Measures taken to avoid upsetting the biological balance	As part of the CO_2 survey, the Group has to identify the processes by which it could harm the environment, for example the use of refrigerants at its 19 central Paris buildings. Once such processes have been identified, the Group attempts to reduce their use. To minimise environmental impact, the Group has issued recommendations on the choice of paint. Resources for detecting asbestos in buildings were also reinforced within the scope of an asbestos action plan. Air and water quality are measured on a regular basis.	Group in France

NRE indicator	2005 Comments	Scope concerned
11. Measures taken to ensure compliance with legal requirements	BNP Paribas continuously strives for the highest standards of ethical behaviour, compliance, risk management and internal control. Within a changing banking environment characterised by increasing regulatory requirements, the Group has decided to create a new global Group Compliance function, whose director reports directly to the Chief Executive Officer and has broad powers throughout the Group. The Group Compliance function distributes Group level directives regarding continuous control and monitors the development of the mechanism in the Group's entities. The Corporate Facilities Management Department is in charge of establishing guidelines to ensure that energy management systems comply with regulations applicable in France. Global Procurement Group (GPG) establishes property management guidelines based on the most stringent requirements in the countries where the Group operates. As part of its efforts to ensure that all international sites enforce these guidelines, GPG reviews all major construction projects within the Group and performs property audits for head office buildings in connection with acquisitions. Clauses covering the corporate and environmental responsibility of suppliers are systematically included in service agreements.	Groupe France
12. Steps taken towards environmental evaluations and certifications	Following its listing in the Ethibel Sustainable Index (ESI) in 2005, BNP Paribas is the only French bank present on all the benchmark indexes for socially responsible investment: DJSI World, DJSI Stoxx, ASPI Eurozone, ESI, FTSE4Good Global and FTSE4Good 50. Although the Group's inclusion in these indices represents neither an evaluation nor a certification, it nevertheless provides a positive indication of BNP Paribas's compliance with the requirements of corporate and environmental responsibility. Considering the type of service activities that the Group carries out, its current environmental impacts do not justify launching a process of environmental certification. Nevertheless, because the Group is pursuing a policy of reducing costs and related consumption levels, and has conducted a CO_2 survey, it has been able to appraise the environmental consequences of its operations and improve its environmental effectiveness. Meunier Immobilier d'Entreprise received the High Environmental Quality (HEQ) mark in connection with the French standard on tertiary buildings (planning and design phase), in respect of its SNC A4C project in France. This project, with a usable surface area of 25,500 sq.m., was delivered at the end of December 2005. HEQ certification guarantees the project's environmental compliance with criteria such as the harmonious relation between buildings and their immediate surroundings; the elimination of unpleasant smells; acoustic and visual comfort; and water and energy management. To date, only eight projects have received HEQ certification in France and the inclusion of Meunier Immobilier d'Entreprise in this figure is a sign of its environmental commitment.	
13. Company expenditures for prevention of environmental impacts	Given the nature of the Group's operations, they have limited direct consequences on the environment. Nonetheless, the Group has focused on ten directions for fulfilling its environmental responsibilities and implementing preventive action. Their cost is difficult to estimate separately. See the Sustainable Development section of the Annual Report, under *Impact on the natural environment – Using all available levers for improvement.*	

NRE indicator	2005 Comments	Scope concerned
14. Internal department for environmental management	The cross-functional departments responsible for assessing the Group's environmental impacts and taking steps to reduce them are Corporate Facilities Management in France and Global Procurement Group outside France. The Corporate Facilities Management Department has over 700 employees, while Global Procurement Group calls upon 2,500 procurement correspondents handling all material Group subsidiaries worldwide. To clarify and document overall coordination among the Corporate Facilities Management Department, Global Procurement Group and Group Sustainable Development, roadmaps have been defined, setting targets and determining steps to be taken in 2006.	
15. Environmental training and information programmes for employees	All the Group's internal communications channels – including its website, in-house newsletter *Ambition* as well as conventions and other company events – are used to promote its corporate and environmental responsibility. Global Procurement Group launched a new procurement intranet within the Company's BtoE portal, for use by the 2,500 Group employees making external purchases, covering 97% of entities. Sustainable development is a major focus of this website, by means of both a dedicated sustainable development section and a legal section containing sample clauses to help in the drafting of agreements. Employees attached to the Global Procurement Group function are continually brought up to date on environmental issues by the Head of Sustainable Development. The annual meeting of procurement managers of BNP Paribas entities in France was devoted to sustainable development. It included a validation of WEEE and other initiatives in progress and dealt with collecting indicator data, setting up an environmental management system and defining an action plan for 2006. The definitions of 2005 functions and objectives of Global Procurement Group staff included individual steps for sustainable development. The Corporate Facilities Management Department also raises staff awareness through articles in its internal newsletter, organising external training sessions and publishing a document on workstation ergonomics.	Group
16. Efforts devoted to the reduction of environmental risks	See Sustainable Development section, under *Environment – a forward looking and responsible approach to financing.* BNP Paribas has set up a team dedicated to the research and promotion of market solutions for its customers, to help them fulfil their obligations to reduce greenhouse gas emissions in line with the Kyoto protocol and European Directives on CO_2 emission quotas. As a financial institution BNP Paribas plays a full role in facilitating the operation of these markets and contributing to their development. BNP Paribas is an active member of the French association *Entreprises pour l'Environnement* (companies for the environment).	
17. Structure to deal with pollution incidents extending beyond the Company	Any crisis situation is managed by an ad hoc committee composed of the Group's top executives. This committee takes the measures it deems most appropriate and informs the operating entities concerned. If the scope of the crisis warrants it, information may be passed on to the entire Group and there may be a call for international solidarity. In relation to natural disasters and serious accidents of recent years, French Retail Banking and Cetelem mobilised their resources to lend assistance to their clients that were affected.	

NRE indicator	2005 Comments	Scope concerned
18. Amount of provisions and guarantees covering environmental risks	The Group's USD 4.9 million provision is earmarked for possible private disputes and is not intended to cover any fines for regulatory non-compliance.	Group
19. Amount of compensation paid following legal decisions relating to the environment	The Group has not had any court rulings against it on environmental matters.	
20. Environmental objectives set for foreign subsidiaries	BNP Paribas' guiding principles, namely the Global Pact and the ten principles contained in the Environmental Responsibility Charter, apply to all employees regardless of the business entity or country in which they are employed. Operating units are responsible for implementing the Group's guiding principles throughout their reporting organisations, including subsidiaries, in all territories. The General Inspection Unit and the Sustainable Development function completed the design of an audit methodology to measure the Group's practical compliance with corporate and environmental guidelines in 2004. The auditors implementing this methodology are fully independent and can perform all types of audits in any of the Group's consolidated subsidiaries. Audit findings and the results of inspection assignments are presented in an annual report sent to French banking regulators at the *Commission Bancaire* in accordance with regulation 97-02.	

General information

Documents available to the public

This document is available on the BNP Paribas website at www.invest.bnpparibas.com or on the *Autorité des Marchés Financiers* site at www.amf-france.org.

Any person wishing to receive additional information concerning the BNP Paribas Group, can request documents, without commitment, as follows:

By mail:
BNP Paribas - Group Development and Finance
Investor Relations and Financial Information
3, rue d'Antin - CAA01B1
75002 Paris, France

By telephone:
+33 (0)1.40.14.63.58

Major contracts

To date, BNP Paribas has not entered into any major contract
- other than those signed in the normal course of business;
- which creates a significant obligation or commitment for the entire Group.

Dependence on external parties

In April 2004, BNP Paribas and its subsidiaries began outsourcing data processing operations to the "BNP Paribas Partners for Innovation" (BP2I) joint venture set up with IBM at the end of 2003. In 2005 the transfer to BP2I of the data processing operations of several subsidiaries proceeded according to plan.
BNP Paribas exercises significant influence over BP21, which is owned on a 50/50 basis with IBM. BP21 is staffed essentially with BNP Paribas employees and its offices and data centres are owned by the Group. Its corporate governance system provides BNP Paribas with a contractual right of oversight and the Group can take back responsibility for data processing operations if necessary.

BancWest's data processing operations are outsourced to Fidelity Information Services, an external provider. Cofinoga France's data processing is handled by SDDC, a joint venture in which IBM owns 83% and Cofinoga 17%.

Investments

The following investments, individually valued at over EUR 500 million, are considered material at the level of the Group:

Country	Announced on	Transaction	Amount of the transaction	Comments
United States	14 June 2005	Acquisition of **Commercial Federal Corporation** by BancWest	USD 1.36 billion	Integration completed on 2 December 2005
France	29 March 2005	Buyout of minority shareholders and proposed delisting of **Galeries Lafayette** group by the Moulin family with the financial support of BNP Paribas (joint control over Cofinoga scheduled to begin on 30 September 2005)		Cash investment following the operation: EUR 585 million in the Motier holding company
United States	16 March 2004	Acquisition of **Community First Bankshares** by BancWest	USD 1.2 billion	Acquisition completed on 1 November 2004

These investments were financed through the Group's standard and recurring financing mechanisms.

The planned investment in BNL and its financing scheme are described on pages 165 to 168.

Trends

There has been no material decline in the business outlook of BNP Paribas since 31 December 2005, date of the last audited financial statements.

See pages 163-164.

Material change

Since 31 December 2005, no exceptional events have arisen and no new claims or litigation are pending or in progress that would be likely to have a material impact on the assets and liabilities, financial condition or results of the Group.

See pages 164-168.

Claims and litigation

Claims and litigation ongoing at 31 December 2005 are covered by adequate provisions. The outcome of these claims and litigation is not likely to significantly impact the Group's financial position.

Founding documents and articles of association

The Articles of Association of BNP Paribas can be viewed on the www.invest.bnpparibas.com website and are available upon request from the address listed on page 345.

The Articles of Association, updated on 23 January 2006, are reproduced in full below.

BNP Paribas
Registered office: 16, boulevard des Italiens
75009 Paris - France
Registered in Paris under No. 662 042 449

Articles of association

PART I
Form – name – registered office – corporate purpose

Article 1

The Company called BNP Paribas is a French *société anonyme* (public limited company) licensed to conduct banking operations under the Monetary and Financial Code (*Code Monétaire et Financier, Livre V, Titre Ier*).
The Company was founded pursuant to a decree dated 26 May 1966; its legal life has been extended to 99 years from 17 September 1993. BNP Paribas is governed by banking regulations (*Code Monétaire et Financier, Livre V, Titre Ier*), by the provisions of the Commercial Code applicable to trading companies and by these Articles of Association.

Article 2

The registered office of BNP Paribas is located at 16, boulevard des Italiens, 75009 Paris, France.

Article 3

The purpose of BNP Paribas is to provide and conduct the following services with any legal entity or individual, in France and abroad, subject to compliance with the laws and regulations applicable to credit institutions licensed by the *Comité des Établissements de Crédit et des Entreprises d'Investissement*:

- any and all investment services;
- any and all related investment operations;
- any and all banking services;
- any and all related banking operations;
- any and all equity investments;

as defined in the Monetary and Financial Code (Livre III, Titre Ier governing banking operations and Titre II governing investment services and related operations).
BNP Paribas may also conduct any and all other businesses and any and all transactions in addition to those listed above, including any and all arbitrage, brokerage and fee-based transactions, subject to compliance with the regulations applicable to banks.
BNP Paribas may conduct for its own account and/or for the account of third parties, any and all financial, commercial, industrial, or agricultural activities as well as all activities concerning securities and real estate, that may be directly or indirectly related to the activities referred to above or that may facilitate their execution.

PART II
Share capital

Article 4

The share capital of BNP Paribas stands at EUR 1,679,234,990, divided into 839,617,495 fully paid-up shares with a par value of EUR 2.

Article 5

The fully paid-up shares are held in registered or bearer form at the choice of their holders, subject to compliance with the relevant legal and regulatory provisions.
Shares in the Company are recorded in accounts in accordance with the terms and conditions set out in the relevant legal and regulatory provisions and can be moved from account to account by electronic transfer.
The Company may request disclosure of information concerning the ownership of its shares in accordance with the provisions of article L. 228-2 of the Commercial Code.
In addition to the legal thresholds set in article L. 233-7, paragraph 1 of the Commercial Code, any shareholder, whether acting alone or in concert, who comes to hold directly or indirectly at least 0.5% of the capital or voting rights of BNP Paribas, or any multiple of that percentage up to 5%, is required to notify BNP Paribas by registered letter with return receipt within the timeframe set out in article L.233-7.

Once the 5% threshold is reached, shareholders are required to disclose any increase in their interest representing a multiple of 1% of the capital or voting rights of BNP Paribas. The disclosures provided for in the above two paragraphs are also required in cases where a shareholder's interest falls below any of the above thresholds.
In the case of failure to comply with these disclosure requirements, the undisclosed shares will be stripped of voting rights according to the terms of article L. 233-14 of the Commercial Code, at the request of one or more shareholders who hold a combined interest of at least 2% of the capital or voting rights of BNP Paribas.

Article 6

Each share shall grant a right to ownership of the company's assets and of the liquidating dividend that is equal to the proportion of share capital that it represents.
Ownership of a certain number of shares may be required to exercise a right of any kind, such as in the event of an exchange, consolidation or allocation of shares; following a share issue or buyback of any kind; or in the case of a merger or any other transaction. In such cases, shareholders owning less than the required number of shares will not be able to exercise the right concerned unless they take it upon themselves to combine and, if applicable, purchase or sell a number of shares representing fractional rights in order to meet the requirement.

PART III
Governance

Article 7

The Company has a Board of Directors made up of the following members:

1/ Members of the Board appointed by the Annual General Meeting of Shareholders.
There must be at least nine such Directors and not more than eighteen. Directors elected by employees are not taken into account to determine the minimum and maximum number of directors.
They shall be appointed for a three-year term.
When a director is appointed to replace another, in accordance with applicable laws and regulations, the new director's term of office shall be limited to the remainder of the predecessor's term.
A director's term of office shall expire at the close of the Annual General Meeting called to approve the financial statements for the year preceding the year of expiry.
Directors may be re-elected indefinitely, subject only to age limits and other legal restrictions.
Each director, including directors elected by employees, must own at least ten Company shares.

2/ Members of the Board representing BNP Paribas SA employees.
The status of employee representatives on the Board and the related election procedures shall be governed by articles L. 225-27 to L. 225-34 of the Commercial Code, as well as the provisions of these Articles of Association.
There shall be two employee representatives on the Board of Directors, including one representing managerial staff and one representing the Bank's non-managerial personnel. These directors shall be elected by BNP Paribas SA's employees.
They shall be appointed for a three-year term.
Elections shall be organised by Executive Management, which shall also set the timing thereof, after consultation with the national trade union representatives within the Bank, in such a way as to ensure that the second round is held at the latest fifteen days before the term of office of the outgoing directors expires.
Each candidate shall be elected on a majority basis after two rounds held in each of the electoral colleges.
Each application shall include both the candidate's name and the name of a replacement.
The candidates shall belong to the electoral college where they are standing for vote.
Applications that are not presented by a trade union representative from the Bank shall be submitted together with a document featuring the names and signatures of one hundred electors.
The election shall be held at the workplace and during working hours on the dates set. However, any electors having given advance notification of their absence on the day votes are cast may vote by correspondence.
Ballots shall be counted in each voting office immediately after the close of the vote. A report shall be drawn up after each voting office has counted its ballots.
The minutes shall be immediately sent to BNP Paribas SA head office where a central voting office shall be set up to draft the final report and announce the results.

Article 8

The Chairman of the Board of Directors shall be appointed from among the members of the Board of Directors.
On the Chairman's recommendation, the Board of Directors may decide to appoint one or more Vice-Chairmen.

Article 9

The Board of Directors shall meet as often as required for the best interests of the Company. Board meetings are called by the Chairman. Where requested by at least one-third of the directors, the Chairman may call a Board meeting to discuss a specified agenda, even if the last meeting was held less than two months ago. The Chief Executive Officer may also request that the Chairman call a Board meeting to discuss a specified agenda.
Meetings of the Board of Directors are held either at the Company's head office or at any other venue indicated in the notice of meeting.
Notices of Board meetings can be served by any means, including verbal notification.
The Board of Directors can meet and hold valid proceedings at any time, even if no notice has been served, provided all its members are present or represented.

Article 10

Board meetings shall be chaired by the Chairman, by a director recommended by the Chairman or by the oldest director present.
Any director may attend a Board meeting and take part in its deliberations by means of videoconferencing or any other form of telecommunications or data transmission, internet-based or otherwise, in accordance with the conditions set out in applicable legislation at the time of use.
Any director who is unable to attend a meeting may ask to be represented by a fellow director, by granting a written proxy, valid for only one specific meeting of the Board.
The holder of the proxy may represent only one colleague.
At least half of the Board members must be present for decisions taken at Board meetings to be valid.
Should one or both of the positions of member of the Board elected by employees remain vacant, for whatever reason, without the possibility of a replacement in accordance with the provisions of article L. 225-34 of the Commercial Code, the Board of Directors shall be composed of the members elected by the Annual General Meeting of Shareholders and shall be able to meet and hold valid proceedings.
Members of the Company's executive management may attend Board meetings in an advisory and non-voting capacity, upon request from the Chairman.
A full member of the Company's Central Works Committee shall be appointed by the Committee to attend Board meetings in an advisory and non-voting capacity, in accordance with the provisions of applicable legislation.
Decisions shall be reached by a majority of directors present or represented. In the event of a split decision, the chairman of the meeting shall have a casting vote, except as regards the proposed appointment of the Chairman of the Board of Directors.
Minutes of Board meetings shall be kept in a special register prepared in accordance with applicable regulations and shall be signed by the chairman of the meeting as well as by one of the Board members having taken part in the proceedings.
The Chairman of the Board shall appoint the Secretary to the Board, who may be chosen from outside the Board's membership.
Copies or extracts of the minutes of Board meetings may be signed by the Chairman, the Chief Executive Officer, the Chief Operating Officers or persons specifically authorised for that purpose.

Article 11

The Annual General Meeting of Shareholders may grant attendance fees to directors in accordance with applicable legislation.
The Board of Directors shall distribute the amount of these attendance fees among its members as it sees fit.
The Board may grant non-recurring remuneration for assignments or delegations of authority entrusted to directors, based on the conditions applicable to agreements subject to prior authorisation, in accordance with the provisions of articles L. 225-38 to L. 225-43 of the Commercial Code. The Board may also authorise the reimbursement of travel and living expenses and other expenses incurred by directors on behalf of the Company.

PART IV

Responsibilities of the Board of Directors, of the Chairman, of executive management and of non-voting directors

Article 12

The Board of Directors shall determine and monitor the implementation of the overall business strategy of BNP Paribas, examine any and all matters related to the efficient operation of the business and make decisions about any and all issues concerning BNP Paribas, within the limits of the Company's corporate purpose and of the authority expressly granted to the shareholders in a General Meeting. The Board of Directors shall receive from the Chairman or the Chief Executive Officer all of the documents and information required to fulfil its duties.
The decisions of the Board of Directors shall be carried out either by the Chairman, the Chief Executive Officer, the Chief Operating Officer(s) or by any person specifically appointed by the Board for that purpose.
Upon recommendation from the Chairman, the Board of Directors may set up Committees of the Board to carry out specific assignments.

Article 13

The Chairman shall organise and manage the work carried out by the Board of Directors and shall report thereon to the shareholders in General Meetings. The Chairman shall also oversee the proper operation of BNP Paribas's management bodies and ensure that the directors are in a position to fulfil their duties.
The remuneration of the Chairman of the Board shall be set freely by the Board of Directors.

Article 14

The Board of Directors shall decide how to organise the executive management of the company. The function of Chief Executive Officer, responsible for the general management of the Company, may either be held by the Chairman or by another individual appointed by the Board of Directors.
This choice shall be made known to shareholders and third parties in accordance with the provisions of applicable legislation.
The Board of Directors may decide to limit the period during which this decision shall apply.
If the Board decides to combine the functions of Chairman of the Board and Chief Executive Officer, the provisions of these Articles of Association relating to the Chief Executive Officer shall also be applicable to the Chairman. The Chairman and Chief Executive Officer shall be required to retire from office at the latest at the close of the Annual General Meeting held to approve the financial statements for the year in which he or she reaches his or her sixty-fifth birthday.
If the Board of Directors decides to segregate the functions of Chairman of the Board and Chief Executive Officer, the Chairman of the Board shall be required to retire from office at the latest at the close of the Annual General Meeting held to approve the financial statements for the year in which he or she reaches his or her sixty-eighth birthday.
However, the Board of Directors may decide to extend the term of office of the Chairman of the Board to the close of the Annual General Meeting held to approve the financial statements for the year in which he or she reaches his or her sixty-ninth birthday. The Chief Executive Officer shall be required to retire from office at the latest at the close of the Annual General Meeting held to approve the financial statements for the year in which he or she reaches his or her sixty-third birthday. However, the Board of Directors may decide to extend the term of office of the Chief Executive Officer to the close of the Annual General Meeting held to approve the financial statements for the year in which he or she reaches his or her sixty-fourth birthday.

Article 15

The Chief Executive Officer shall have the widest powers to act in all circumstances in the name and on behalf of BNP Paribas, within the limits of the corporate purpose and except for those matters which, by law, can only be decided on by the shareholders in an Annual General Meeting or by the Board of Directors.
He or she shall represent BNP Paribas in its dealings with third parties. BNP Paribas shall be bound by the actions of the Chief Executive Officer even if such actions are beyond the scope of the corporate purpose, unless BNP Paribas can prove that a third party knew that the action concerned was beyond the scope of the corporate purpose or had constructive knowledge thereof in view of the circumstances.
The publication of the Articles of Association alone may not be deemed to constitute evidence of such knowledge.
The Chief Executive Officer shall be responsible for the organisation of internal controls, internal control procedures and all information required by law for the purposes of the Report on Internal Controls.
The Board of Directors may limit the powers of the Chief Executive Officer, but such limits shall not be valid against claims by third parties.
The Chief Executive Officer may delegate certain powers, on a temporary or permanent basis, to as many persons as he or she sees fit, with or without the possibility of further delegation.
The remuneration of the Chief Executive Officer shall be set freely by the Board of Directors.
The Chief Executive Officer may be removed from office by the Board of Directors at any time. Compensation may be payable to the Chief Executive Officer if he or she is unfairly removed from office, except where the Chief Executive Officer is also the Chairman of the Board of Directors.
If the Chief Executive Officer is a member of the Board of Directors, his or her term of office as Chief Executive Officer may not outlast his or her term as director.

Article 16

Upon recommendation from the Chief Executive Officer, the Board of Directors may appoint one or more individuals as Chief Operating Officer(s), up to the maximum number authorised by law, to assist the Chief Executive Officer.
The Board of Directors shall determine jointly with the Chief Executive Officer the powers of the Chief Operating Officers.
In relation to third parties, however, the Chief Operating Officers shall have the same powers as the Chief Executive Officer.

In the event of the Chief Executive Officer being relieved of his or her duties or unable to fulfil them, the Chief Operating Officers shall, unless the Board of Directors decides otherwise, retain their positions and responsibilities until a new Chief Executive Officer is appointed.
The remuneration of the Chief Operating Officers shall be set freely by the Board of Directors, upon recommendation from the Chief Executive Officer.
The Chief Operating Officers may be removed from office by the Board of Directors at any time, upon recommendation from the Chief Executive Officer. Compensation may be payable to the Chief Operating Officers if they are unfairly removed from office.
If the Chief Operating Officer is a member of the Board of Directors, his or her term of office as Chief Operating Officer may not outlast his or her term as director.
The Chief Operating Officers' terms of office end at the latest at the close of the Annual General Meeting called to approve the financial statements for the year in which they reach the age of 65.

Article 17

On the Chairman's recommendation, the Board of Directors may decide to appoint one or two non-voting directors. Notices of meetings shall be served to non-voting directors, who shall attend Board meetings in an advisory and non-voting capacity.
They shall be appointed for six years and may be reappointed for further terms. Their functions may be terminated at any time by the Board of Directors.
They shall be selected from among the Company's shareholders and may receive remuneration, to be determined by the Board of Directors.

PART V
Annual General Meetings

Article 18

Annual General Meetings are composed of all shareholders.
Annual General Meetings shall be called and held in accordance with the provisions of the Commercial Code and applicable decrees.
They shall be held either at the head office or at any other venue indicated in the notice of meeting.
They shall be chaired by the Chairman of the Board of Directors, or, if the latter is not present, by a director designated by the General Meeting to chair the meeting.
Any shareholder may, subject to providing proof of identity, attend a General Meeting in person or by means of a representative, or vote by mail, on the following condition:
- for holders of registered shares, that their name be registered with the Company;
- for holders of bearer shares, that they have provided, in one of the locations mentioned in the notice of meeting, a certificate issued by an authorised financial intermediary stating that the shares have been placed in a blocked account until the date of the Meeting.

The lead time in which shares must remain in a blocked account prior to the Annual General Meeting shall be set by the Board of Directors and disclosed in the notice of meeting published in the *Bulletin d'Annonces Légales Obligatoires* (BALO journal of legal notices).
The deadline for returning votes by mail shall be set by the Board of Directors and disclosed in the notice of meeting published in the *Bulletin d'Annonces Légales Obligatoires* (BALO journal of legal notices).
In all Annual General Meetings, voting rights belonging to shares that include a right of beneficial ownership shall be exercised by the beneficial owner. Subject to a decision by the Board of Directors at the time of issuing the notice of meeting, public broadcasting of the Annual General Meeting by videoconferencing or any other means of telecommunication or data transmission, including over the internet, shall be authorised. If applicable, this decision shall be mentioned in the notice of meeting published in the *Bulletin d'Annonces Légales Obligatoires* (BALO journal of legal notices).
Any shareholder may also, subject to a decision by the Board of Directors at the time of issuing the notice of meeting, take part in the Annual General Meeting by means of videoconferencing or any other form of telecommunications or data transmission, internet-based or otherwise, in accordance with the conditions set out in applicable legislation at the time of use. If applicable, this decision shall be mentioned in the notice of meeting published in the *Bulletin d'Annonces Légales Obligatoires* (BALO journal of legal notices).

PART VI
Statutory Auditors

Article 19

The Annual General Meeting shall appoint at least two Statutory Auditors and at least two Alternate Statutory Auditors, to six-year terms expiring after the financial statements for the sixth year have been approved.

PART VII
Annual financial statements

Article 20

The Company's financial year starts on 1 January and ends on 31 December. At the end of each financial year, the Board of Directors shall draw up annual financial statements and write a management report on the Company's financial position and operations over the previous year.

Article 21

Net income is composed of income for the year minus operating expenses, depreciation, amortisation and provisions. The following amounts shall be appropriated from net income, less losses of prior years, if applicable:
- any amounts to be appropriated to reserves as a result of legal requirements or of these Articles of Association, including at least 5% to build up the legal reserve until it represents one-tenth of share capital;
- amounts that the Annual General Meeting sees fit to appropriate, based on a recommendation from the Board of Directors, to any exceptional or special reserves or to retained earnings.

The balance shall be distributed to shareholders. However, except in the event of a reduction in capital, no net income may be distributed to shareholders if such distribution were to cause shareholders' equity to fall below the amount of share capital plus reserves which is not open to distribution due to legal requirements or the provisions of these Articles of Association.
The Annual General Meeting shall have the power, in accordance with the provisions of article L. 232-18 of the Commercial Code, to grant to each shareholder, in respect of all or part of a dividend or an interim dividend to be distributed, the choice of payment in cash or in new BNP Paribas shares.

PART VIII
Liquidation

Article 22

In the event of BNP Paribas being dissolved, shareholders shall determine the terms of liquidation, including appointing liquidators based on a recommendation from the Board of Directors and, in general, carrying out all the responsibilities belonging to the Annual General Meeting of a *société anonyme* during the liquidation process and until the Company has been wound up.

PART IX
Disputes

Article 23

Any disputes that may arise in the course of BNP Paribas' existence or during its liquidation, either among shareholders or between shareholders and BNP Paribas, due to the interpretation of these Articles of Association, shall be referred to the jurisdiction of the courts concerned, to be resolved in accordance with the law.

Statutory Auditors' special report on regulated agreements

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

PricewaterhouseCoopers Audit
63, rue de Villiers
92208 Neuilly-sur-Seine Cedex

Mazars & Guérard
Mazars
Le Vinci - 4, allée de l'Arche
92075 Paris La Défense

BNP Paribas
16, boulevard des Italiens
75009 Paris

This is a free translation into English of the Statutory Auditors' special report on regulated agreements issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of BNP Paribas, we hereby report to shareholders on regulated agreements.

1. Agreements entered into during the year

In application of article L. 225-40 of the French Commercial Code, we were informed of the agreements approved by your Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the decree of 23 March 1967, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents from which it was taken.

- *Shareholders' agreement (approved by the Board of Directors' meeting of 2 August 2005) concerning LaSer Cofinoga, signed with Cetelem, the Moulin family, SAS Motier, Galeries Lafayette, LaSer and Cofinoga*
  Director concerned:
  - Jean Clamon.

On 20 September 2005, SAS Motier, the Moulin family, Cetelem, Galaries Lafayette, LaSer, Cofinoga and BNP Paribas signed a shareholders' agreement which set out the following:
- the management of LaSer group;
- the conditions of the sale of LaSer and Cofinoga shares;
- the commitments of the Moulin family, SAS Motier and Galeries Lafayette;
- the commitments of BNP Paribas and Cetelem towards Cofinoga;
- the conditions for implementing cost synergies between Cetelem, LaSer and Cofinoga.

- *Agreement setting out relations with AXA (approved by the Board of Directors' meeting of 23 November 2005)*
  Directors concerned:
  - Claude Bébéar, Chairman of the Supervisory Board of AXA, Chairman and Chief Executive Officer of FINAXA, Director of Mutuelles AXA;
  - Michel Pébereau, member of the Supervisory Board of AXA.

This agreement, signed on 15 December 2005, replaces the standstill agreement signed on 12 September 2001 and the amendment to this agreement dated 26 October 2004. It sets out the relations of the BNP Paribas and the AXA groups with a view to adapting them to the framework defined by the planned merger of FINAXA into AXA.

The agreement stipulates the preferential conditions for the sale or acquisition of AXA and BNP Paribas shares and provides for the level of shareholdings between two groups to remain stable, i.e. the AXA group undertook not to reduce its interest in BNP Paribas to below 43,412,598 shares, and BNP Paribas undertook not to reduce its interest in AXA to below 61,587,465 shares. In addition, both parties have call options on the other's shareholdings, which are exercisable in the event of a change of control.

The new agreement is for a term of five years and is automatically renewable for two years and then for a further period of one year.

The agreement was published by the *Autorité des Marchés Financiers* (French Financial Markets Authority) on 21 December 2005.

2. Agreements entered into in prior years which remained in force during the year

In application of the decree of 23 March 1967, we were informed of the following agreements entered into in prior years, which remained in force during the year:

- *Agreement with the AXA group (agreement signed in 2001 and amendment to the agreement signed in 2004)*

The agreement signed on 15 December 2005 and which is described above under "Agreements entered into during the year", replaces these agreements.

On 12 September 2001, the BNP Paribas and AXA groups (AXA, FINAXA and Mutuelles AXA) signed a standstill agreement whereby the AXA group undertook not to reduce its interest in BNP Paribas to below 43,412,598 shares and BNP Paribas undertook not to reduce its interest in FINAXA to below 15,795,357 shares, after adjusting for the capital increase carried out by FINAXA on 20 July 2004. At the end of the period covered by the agreement, each partner had a pre-emptive right to purchase the other partner's shares. In addition, the two partners had call options on the other's shareholdings, which were exercisable in the event of a change of control. The AXA group also gave a commitment to maintain the liquidity of BNP Paribas' interest in FINAXA. The agreement initially covered a period of three years from the date of signature. Under an amendment to this agreement dated 26 October 2004, this period was renewed for a further period of two years effective 12 September 2004. At the end of this extended period, the agreement was automatically renewable for successive one-year periods, unless terminated by either party with three months' notice. The agreement and amendment thereto were published by the *Conseil des Marchés Financiers* and the *Autorité des Marchés Financiers* on 28 September 2001 and 28 October 2004, respectively.

- *Guarantees given to directors*

BNP Paribas SA has taken out insurance policies to cover any financial liability and defence costs of the directors and senior executives of its subsidiaries and branches in the case of any proceedings initiated against them that concern the normal exercise of their functions. The principles and conditions of said agreements remained in force in 2005.

Neuilly-sur-Seine and La Défense, 21 February 2006

The Statutory Auditors

Barbier Frinault & Autres	PricewaterhouseCoopers Audit	Mazars & Guérard
		Mazars
Radwan Hoteit	Étienne Boris	Hervé Hélias

Statutory Auditors

Barbier Frinault & Autres	PricewaterhouseCoopers Audit	Mazars & Guérard
Ernst & Young		*Mazars*
41, rue Ybry	63, rue de Villiers	Le Vinci - 4, allée de l'Arche
92576 Neuilly-sur-Seine Cedex	92208 Neuilly-sur-Seine Cedex	92075 Paris La Défense

- Barbier Frinault & Autres was re-appointed as Auditor at the Annual General Meeting of 23 May 2000 for a six-year period expiring at the close of the Annual General Meeting called in 2006 to approve the financial statements for the year ended 31 December 2005. The firm was first appointed at the Annual General Meeting of 26 May 1988. Barbier Frinault & Autres, represented by Radwan Hoteit, has been a member of Ernst & Young since 5 September 2002.

- PricewaterhouseCoopers Audit (formerly Befec-Price Waterhouse) was re-appointed as Auditor at the Annual General Meeting of 23 May 2000 for a six-year period expiring at the close of the Annual General Meeting called in 2006 to approve the financial statements for the year ended 31 December 2005. The firm was first appointed at the Annual General Meeting of 26 May 1994. PricewaterhouseCoopers Audit (formerly Befec-Price Waterhouse), represented by Étienne Boris, is a member of PricewaterhouseCoopers.

- Mazars & Guérard was appointed as Auditor at the Annual General Meeting of 23 May 2000 for a six-year period expiring at the close of the Annual General Meeting called in 2006 to approve the financial statements for the year ended 31 December 2005. Mazars & Guérard is represented by Hervé Hélias.

PricewaterhouseCoopers Audit, Barbier Frinault & Autres and Mazars & Guérard are registered Statutory Auditors under the authority of the French accounting oversight board (*Haut Conseil du Commissariat aux Comptes*).

PERSON RESPONSIBLE FOR THE *DOCUMENT DE RÉFÉRENCE*

Person responsible for the *Document de référence* and additional information

M. Baudouin Prot, Chief Executive Officer

Statement by the person responsible for the *Document de référence* and additional information

I hereby declare that to the best of my knowledge, and having taken all reasonable precautions, the information contained in the *Document de référence* is correct, and that no information has been omitted that would be likely to alter an investor's opinion.

I obtained a statement from the Statutory Auditors, PricewaterhouseCoopers Audit, Barbier Frinault & Autres and Mazars & Guérard, at the end of their assignment, in which they confirm having verified the information regarding the financial position and the accounts contained here within, and having examined the entire *Document de référence*.

Paris, 22 February 2006

Chief Executive Officer
Baudouin Prot

Statutory Auditors' review report on the process used by the BNP Paribas Group to compile environmental and social information

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Further to your request and in our capacity as Statutory Auditors of BNP Paribas, we have performed a review enabling us to express moderate assurance on the process used to compile the environmental and social information relating to 2005 which is presented in the Group's Sustainable Development report.

The procedures used to compile environmental and social information included in this report were drawn up by BNP Paribas' Sustainable Development function.
Our responsibility is to form a conclusion on the process used for compiling such information.

Nature and scope of our work

We performed the procedures described below, which enabled us to obtain moderate assurance that no material anomalies exist with respect to the compilation of environmental and social information. This type of review does not include all of the procedures required to obtain reasonable assurance (a higher level of insurance). Moreover, our review is not intended, and therefore does not allow us, to form a conclusion on the accuracy of the reported figures and published information.

- We assessed the procedures used by the various Group entities in reporting environmental and social information to the head office in light of their relevance, reliability, objectivity and understandability.
- We conducted interviews with the persons involved in the reporting process within the various departments responsible for compiling environmental and social information, in order to check that the procedures had been duly and properly understood and implemented, and that the processes in place were consistent.

Regarding environmental reporting, we met with representatives from the French Retail Banking core business, and from the Global Procurement and Corporate Facilities functions, as well as with the head of Sustainable Development at Arval. Regarding social reporting, we met with the various representatives of the Group's Human Resources department and occupational medicine unit.

- We also conducted interviews with members of the Group's Sustainable Development function.

In performing our work, we were assisted by members of our teams specialised in sustainable development issues, who were in turn supervised by Eric Duvaud (Ernst & Young) and Sylvain Lambert (PricewaterhouseCoopers).

Details of the process

Environmental and social information is frequently compiled by staff using reporting tools implemented for the purpose of managing internal operations. The compilation process only involves a limited number of people, who provide transversal coverage of certain Group entities. They often use Group databases or information directly provided by suppliers, which helps to reduce the volume of data entry and related risks of error.

The procedures used to compile such information have been formally documented in a report setting out environmental and social reporting standards, which are set to be applied with effect from 2006. An environmental reporting system has also been created and is currently being rolled out.
The environmental and social reporting process is the subject of increasingly formalised procedures.

In view of this, the Group's current procedures and related information system can be improved, particularly as regards the comprehensiveness of information compiled, the extent to which the procedures and system respond to the challenges set by BNP Paribas in the area of sustainable development, and the description of internal control. The procedures could also be rolled down to those responsible for compiling and consolidating the environmental and social information.

Conclusion

Based on our review, we did not identify any material anomalies that indicate that the process used to compile environmental and social information does not comply with the Group's reporting instructions for 2005.

Paris, 5 April 2006

The Statutory Auditors
Barbier Frinault & Autres
Ernst & Young

Radwan Hoteit

The Statutory Auditors
PricewaterhouseCoopers Audit

Étienne Boris

Combined Annual and Extraordinary General Meeting of 23 May 2006 Proposed resolutions

Ordinary meeting

First resolution *(Approval of the consolidated balance sheet and the consolidated profit and loss account at 31 December 2005)*

The Ordinary General Meeting, having reviewed the reports of the Board of Directors and the Auditors on the consolidated financial statements for the year ended 31 December 2005, approves the consolidated balance sheet at 31 December 2005 and the profit and loss account for 2005 prepared in accordance with the international accounting standards (IFRS) adopted by the European Union.

Second resolution *(Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2005)*

The Ordinary General Meeting, having reviewed the reports of the Board of Directors and the Auditors on the financial statements for the year ended 31 December 2005, approves the Bank's balance sheet at 31 December 2005 and the profit and loss account for the year then ended prepared in accordance with French accounting standards. The Ordinary General Meeting approves the net income of EUR 3,423,168,749.54.

Third resolution *(Appropriation of income for the year ended 31 December 2005 and dividend distribution)*

The Ordinary General Meeting resolves to appropriate net income as follows:

(In euros)	
Net income for the year	3,423,168,749.54
Retained earnings brought forward from prior years	8,690,141,972.17
Total	**12,113,310,721.71**
To the special Investment Reserve	54,646,169.00
To dividends	2,183,005,487.00
To unappropriated retained earnings	9,875,659,065.71
Total	**12,113,310,721.71**

The total dividend of EUR 2,183,005,487.00 to be paid to BNP Paribas shareholders corresponds to a dividend of EUR 2.60 per share with a par value of EUR 2. Full powers are given to the Board of Directors to credit dividends payable on shares held in treasury stock to unappropriated retained earnings.

The proposed dividend is eligible for the reduction granted to individuals domiciled for tax purposes in France as provided for by article 158-3-2° of the French Tax Code.

The 2005 dividend will be payable as from 31 May 2006, in cash.

As required under article 47 of the Act of 12 July 1995 (Act 65-566), the Board of Directors informs the Meeting that dividends paid for the last three years were as follows:

In euros

Year	Par value of shares	Number of shares	Total dividend	Net dividend per share	"Avoir fiscal" tax credit	Dividend eligible for deduction as provided for in article 158 3-2° of the French Tax Code
2002	2.00	895,879,824	1,075,055,788.80	1.20	0.60	-
2003	2.00	903,615,604	1,310,242,625.80	1.45	0.725	-
2004	2.00	885,219,202	1,770,438,404.00	2.00	-	1,770,438,404.00

The Ordinary General Meeting authorises the Board of Directors to deduct from unappropriated retained earnings the amounts necessary to pay the above dividend on shares issued on the exercise of stock options prior to the ex-dividend date.

Fourth resolution *(Auditors' special report on the transactions and agreements governed by article L. 225-38 of the Commercial Code approved in advance, including those between the Bank and its directors and officers, and between Group companies with common corporate officers)*

The Ordinary General Meeting notes the terms of the Auditors' special report on transactions and agreements governed by article L. 225-38 of the Commercial Code and approves the transactions and agreements entered into during the year, approved in advance by the Board of Directors, as mentioned in said report.

Fifth resolution *(Authorisation for BNP Paribas to buy back its own shares)*

The Ordinary General Meeting, having reviewed the special report of the Board of Directors, authorises the Board, in accordance with article L. 225-209 et seq. of the Commercial Code, to buy back a number of shares representing up to 10% of the Bank's issued capital, i.e., a maximum of 84,033,110 shares as of 28 February 2006.

These shares may be acquired for the following purposes:
- for subsequent cancellation, on a basis to be determined by the shareholders in Extraordinary Meeting;
- to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the allotment of bonus shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans;
- to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions;
- within the scope of a liquidity agreement;
- for property and financial management purposes.

The shares may be purchased at any time, unless a public offer is made in respect of the Bank's shares, subject to the applicable regulations, and by any appropriate method, including in the form of block sales or by means of derivative instruments traded on a regulated market or over-the-counter.

The price at which shares may be acquired under this authorisation may not exceed EUR 100 per share, representing a maximum purchase price of EUR 8,403,311,000 based on the Bank's issued capital as of 28 February 2006.

The Ordinary General Meeting gives full powers to the Board of Directors, with the option to delegate such powers in accordance with applicable law, to use this authorisation and, in particular, to place orders on the Stock Exchange, enter into all agreements regarding the keeping of share purchase and sale registers, to make all declarations to the *Autorité des Marchés Financiers*, to carry out all formalities and make all declarations and, in general, to do all that is necessary. This authorisation replaces the authorisation granted under the fifth resolution of the Combined Annual Meeting of 18 May 2005 and is given for a period of 18 months from the date of this Meeting.

Sixth resolution *(Appointment of a director)*

The Ordinary General Meeting resolves to appoint Laurence Parisot as director for a term of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

Seventh resolution *(Renewal of the term of office of a director)*

The Ordinary General Meeting resolves to renew the term of office as director of Claude Bébéar for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

Eighth resolution *(Renewal of the term of office of a director)*

The Ordinary General Meeting resolves to renew the term of office as director of Jean-Louis Beffa for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

Ninth resolution *(Renewal of the term of office of a director)*

The Ordinary General Meeting resolves to renew the term of office as director of Alain Joly for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

Tenth resolution *(Renewal of the term of office of a director)*

The Ordinary General Meeting resolves to renew the term of office as director of Denis Kessler for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

Eleventh resolution *(Renewal of the term of office of a director)*

The Ordinary General Meeting resolves to renew the term of office as director of Michel Pébereau for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

Twelfth resolution *(Appointment of principal and deputy Auditors)*

The Ordinary General Meeting, having reviewed the report of the Board of Directors, resolves to appoint the following Auditors:
- principal: Deloitte & Associés, 185, avenue Charles-de-Gaulle, Neuilly-sur-Seine (92), registered on the companies database (SIREN) under number 572 028 041 RCS Nanterre, to replace Barbier Frinault & Autres,
- deputy: BEAS, 7-9 villa Houssay, Neuilly-sur-Seine (92), registered on the companies database under number 315 172 445 RCS Nanterre, to replace Richard Olivier, for a period of six years, expiring at the close of the Ordinary General Meeting to be called in 2012 to approve the financial statements for the year ending 31 December 2011.

Thirteenth resolution *(Renewal of the appointments of the principal and deputy Auditors that are due to expire)*

The Ordinary General Meeting, having reviewed the report of the Board of Directors, resolves to renew the appointments of the following Auditors:
- principal: Mazars & Guérard, Le Vinci, 4, allée de l'Arche, La Défense (92),
- deputy: Michel Barbet-Massin, 39, rue de Wattignies, Paris (12th),

for a period of six years, expiring at the close of the Ordinary General Meeting to be called in 2012 to approve the financial statements for the year ending 31 December 2011.

Fourteenth resolution *(Renewal of the appointments of the principal and deputy Auditors that are due to expire)*

The Ordinary General Meeting, having reviewed the report of the Board of Directors, resolves to renew the appointments of the following Auditors:
- principal: PricewaterhouseCoopers Audit, 63, rue de Villiers, Neuilly-sur-Seine (92),
- deputy: Pierre Coll, 63, rue de Villiers, Neuilly-sur-Seine (92),

for a period of six years, expiring at the close of the Ordinary General Meeting to be called in 2012 to approve the financial statements for the year ending 31 December 2011.

Fifteenth resolution *(Powers to carry out formalities)*

The Ordinary General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal or administrative formalities and to make all filings and publish all notices required by the applicable laws.

Extraordinary meeting

Sixteenth resolution *(Issue of ordinary shares and share equivalents with pre-emptive subscription rights)*

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with articles L. 225-129 and L. 225-129-2 of the Commercial Code:
- grants powers to the Board of Directors to resolve and issue BNP Paribas shares and share equivalents, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad;
- resolves that the shares and share equivalents issued by BNP Paribas may give access to the capital of a company more than 50%-owned, directly or indirectly, by BNP Paribas, on the understanding that these issues shall be subject to the consent of the company in which the rights are to be exercised;
- resolves that the par value of capital increases liable to be carried out immediately and/or in the future by virtue of the aforementioned authorisation, may not exceed EUR 1 billion, to which shall be added, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of shares or share equivalents in accordance with applicable laws and regulations;
- resolves, moreover, that the par value of debt instruments liable to be issued by virtue of the aforementioned authorisation, may not exceed EUR 10 billion or the equivalent in a foreign currency or unit of account set with reference to several currencies;

- resolves that shareholders may subscribe for a number of shares to which they are entitled as provided for by law. The Board of Directors may also grant shareholders the right to subscribe for a number of shares greater than that to which they are entitled prorata to their existing holdings in the event that shares are not taken up by other shareholders and, in any event, within the limits of their requests; If the issue of shares or share equivalents is undersubscribed, the Board of Directors may implement any or all of the following options, in the order it considers appropriate:
  - limit the capital increase to the amount of subscriptions providing such amount is at least equal to three quarters of the increase;
  - freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;
  - offer all or some of the unsubscribed shares or share equivalents for subscription by the public.
- resolves that, if ordinary BNP Paribas shares with equity warrants attached are issued within the limit mentioned in paragraph four above, they may be subscribed for in cash under the conditions set out above or by the allocation to shareholders of old shares free of charge;
- notes that, where applicable, the above authorisation shall lead to the automatic waiver by shareholders of their pre-emptive right to subscribe for ordinary shares attaching to these securities in favour of the holders of securities giving access to the Bank's capital;
- resolves that the Board of Directors will have full powers to implement this authorisation in order, in particular, to set the issue dates, terms and conditions as well as the form and characteristics of the securities, set the issue price and conditions, set the number of securities to be issued, set the date of dividend entitlement – even retroactive – of the securities, determine the method of paying up shares or share equivalents issued and the conditions under which these will grant entitlement to ordinary BNP Paribas shares, anticipate, when necessary, the conditions for buying back shares on the stock exchange and possibly cancelling them as well as the possibility of suspending the exercise of dividend rights attaching to the securities and set the terms and conditions for protecting the rights of holders thereof in accordance with the applicable laws and regulations, and that it may sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;
- resolves that the Board of Directors may deduct any amounts from the share premium(s), in particular the costs arising in connection with the issues, and generally take all the necessary steps and enter into all agreements in order to successfully complete the planned issues and record the capital increase(s) resulting from any issue made under this authorisation and make the correlative amendments to the Articles of Association, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, moreover, that in the event of the issue of debt securities, the Board of Directors will also have full powers, in particular, to decide whether or not such debt securities will be subordinated, set their interest rate and the terms and conditions of interest payments, their term (which may be fixed or open), the fixed or variable redemption price, with or without a premium, the terms and conditions of redemption depending on market conditions – and the manner in which the securities will give access to the Bank's capital, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

Seventeenth resolution *(Limitation of the issue of shares and share equivalents without pre-emptive subscription rights)*

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with articles L. 225-129 and L. 225-129-2 of the Commercial Code:

- grants powers to the Board of Directors to resolve and issue BNP Paribas shares and share equivalents, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad;
- resolves that the shares and share equivalents issued by BNP Paribas may give access to the capital of a company more than 50%-owned, directly or indirectly, by BNP Paribas, on the understanding that these issues shall be subject to the consent of the company in which the rights are to be exercised;
- resolves that the par value of capital increases liable to be carried out immediately and/or in the future by virtue of the aforementioned authorisation, may not exceed EUR 320 million, which shall include, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of share equivalents in accordance with applicable laws and regulations;
- resolves, moreover, that the par value of debt instruments to be issued by virtue of the aforementioned authorisation may not exceed EUR 7 billion or the equivalent in a foreign currency or unit of account set with reference to several currencies;
- resolves to eliminate the shareholders' pre-emptive right to subscribe for shares or share equivalents to be issued, on the understanding that the Board of Directors will grant shareholders a priority right to subscribe for all the shares or share equivalents within the time limit and under the conditions set in accordance with the applicable laws and regulations. This priority subscription will not lead to the creation of non-transferable rights but shareholders may, at the Board's discretion, exercise their subscription rights prorata to their existing holdings or for any shares that are not taken up by other shareholders;
- resolves that, if the issue of shares or share equivalents is undersubscribed by shareholders and the public, the Board of Directors may implement any or all of the following options, in the order it considers appropriate:
  - limit the capital increase to the amount of subscriptions providing such amount is at least equal to three quarters of the increase;
  - freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;
- notes that, where applicable, the above authorisation shall lead to the automatic waiver by shareholders of their pre-emptive right to subscribe for shares attaching to these securities in favour of the holders of securities giving access to the Bank's capital;
- resolves that the sum payable to BNP Paribas for each share issued under the aforementioned authorisation, after factoring in the issue price of any shares and equity warrants, will be at least equal to the minimum price provided for by the laws and regulations in force at the time of issue (i.e., currently, the weighted average of prices on the last three trading days on the Eurolist by Euronext before the subscription price of the capital increase is set, minus 5%);
- resolves that the Board of Directors will have full powers to implement this authorisation in order, in particular, to set the issue dates, terms and conditions as well as the form and characteristics of the securities, set the issue price and conditions, set the number of securities to be issued, set the date of dividend entitlement – even retroactive – of the securities, determine the method of paying up shares or share equivalents issued and the conditions under which these will grant entitlement to ordinary BNP Paribas shares, anticipate, where necessary, the conditions for buying back shares on the stock exchange and possibly cancelling them as well as the possibility of suspending the exercise of dividend rights attaching to the securities and set the terms and conditions for protecting the rights of holders thereof in accordance with the applicable laws and regulations, and that it may sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;
- resolves that the Board of Directors may deduct any amounts from the share premium(s), in particular the costs arising in connection with the issues, and generally take all the necessary steps and enter into all agreements in order to successfully complete the planned issues and record

the capital increase(s) resulting from any issue made under this authorisation and make the correlative amendments to the Articles of Association, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;

- resolves that, if shares or share equivalents are issued in consideration of securities tendered for a public exchange offer initiated by BNP Paribas, the Board of Directors will have full powers, in particular, to set the exchange rate and, where applicable, any balance to be paid in cash, record the number of securities tendered and the number of shares or share equivalents to be created in return, set the issue dates and terms and conditions, in particular the price and the date of dividend entitlement of the new shares or, where applicable, the share equivalents, credit the difference between the issue price of the new shares and their par value to an "additional paid-in capital" account to which all shareholders have equivalent rights and, if appropriate, to charge all costs and expenses incurred in connection with the authorised issue against additional paid-in capital, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, moreover, that in the event of the issue of debt securities, the Board of Directors will also have full powers, in particular, to decide whether or not such debt securities will be subordinated, set their interest rate and the terms and conditions of interest payments, their term (which may be fixed or open), the fixed or variable redemption price, with or without a premium, the terms and conditions of redemption – depending on market conditions – and the manner in which the securities will give access to the Bank's capital, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

Eighteenth resolution *(Charging against the authorised amount to be issued without pre-emptive subscription rights for which authorisation was granted by this Meeting under the seventeenth resolution, of any share issue made in consideration of unlisted shares tendered to BNP Paribas within the limit of 10% of the share capital)*

The Extraordinary General Meeting, having heard the report of the Board of Directors and in accordance with article L. 225-147, paragraph 6, of the Commercial Code:

- grants the Board of Directors the powers required to increase the capital, on one or more occasions, in consideration of contributions in kind of capital interests or securities not admitted to trading on a regulated market in a country having adhered to the agreement on the European Economic Area or a member of the Organisation for Economic Co-operation and Development;
- sets the maximum amount of the capital increase liable to result from issues authorised by this resolution at 10% of the capital, which shall be deducted from the nominal limit of EUR 320 million for capital increases without pre-emptive subscription rights authorised under the seventeenth resolution of this Meeting;
- resolves that the number of ordinary shares issued by BNP Paribas in consideration of contributions in kind referred to in this resolution will be determined based on the unit price of the new shares issued and will be at least equal to the weighted average of prices on the last three trading days on the Eurolist by Euronext before the issue price is set, minus 5%);
- grants full powers to the Board of Directors to approve the valuation of contributions, record the completion thereof, deduct from additional paid-in capital, where necessary, all costs and expenses incurred in connection with the capital increase, deduct from additional paid-in capital the amounts to be allocated to the legal reserve and make the correlative amendments to the Articles of Association.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

Nineteenth resolution *(Issuance of shares to be paid up by capitalising income, retained earnings or additional paid-in capital)*

The Extraordinary General Meeting, having reviewed the report of the Board of Directors:

- grants the Board of Directors authorisation to increase the share capital, on one or more occasions, within the limit of a maximum par value of EUR 1 billion by capitalising income, retained earnings or additional paid-in capital, successively or simultaneously, by creating and allocating ordinary shares free of charge, by increasing the par value of shares or by a combination of these two methods;
- resolves that any rights to fractions of shares will be non-transferable and the corresponding shares will be sold; proceeds from the sale will be allocated to the holders of rights to fractions of shares, at the latest 30 days following the date on which the whole number of shares to which they are entitled are recorded in their share account;
- resolves that the Board of Directors will have full powers to determine, where necessary, the issue dates, terms and conditions, set the number of shares to be issued and, more generally, take all the necessary steps to ensure the smooth completion of the issue, complete all the necessary acts and formalities to effect the corresponding capital increase(s) and make the correlative amendments to the Articles of Association, and that it may sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;
- resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

Twentieth resolution *(Overall limitation of authorisations)*

The Extraordinary General Meeting, having reviewed the report of the Board of Directors:

- resolves to set the maximum par value of capital increases liable to be carried out immediately and/or in the future under the authorisations granted under the sixteenth, seventeenth and eighteenth resolutions above at EUR 1 billion, to which shall be added, where applicable, the par value of additional shares to be issued in order to protect the interests of the holders of shares or share equivalents in accordance with applicable laws and regulations;
- resolves to set the maximum par value of debt securities liable to be issued under the authorisations granted under the sixteenth and seventeenth resolutions above at EUR 10 billion, or the equivalent in a foreign currency or unit of account set with reference to several currencies.

Twenty-first resolution *(Amendment of the fourteenth resolution adopted by the Combined Annual Meeting of 18 May 2005: global limitation of authorisations regarding dividend rights and bonus shares)*

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, resolves to amend the fourteenth resolution (Authorisation to grant stock options to corporate officers and certain employees) adopted by the Combined Annual Meeting of 18 May 2005, which is valid for 38 months as from such date, as follows:

Fourteenth resolution:

Paragraph 3 of the fourteenth resolution is amended as follows:

"The number of shares that may be subscribed or purchased through the exercise of outstanding options issued under this authorisation may not exceed 3% of the Bank's issued capital as of the date of this Meeting, it being specified that the number of bonus shares allocated under the fifteenth resolution of the Annual Meeting of 18 May 2005 (Authorisation to grant bonus shares to employees and corporate officers of BNP Paribas and related companies) will be deducted from this limit, which is set at 3% as a global limit applicable to this resolution and the fifteenth resolution."

Twenty-second resolution *(Authorisation to be given to the Board of Directors to increase the capital via the issue of shares reserved for the members of the Corporate Savings Plan)*

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with articles L. 443-5 of the Employment Code and L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the Commercial Code, authorises the Board of Directors to increase the Bank's capital, on one or more occasions at its own discretion, by a maximum par value of EUR 36 million, via the issue of shares reserved for the members of the Corporate Savings Plan.

The shares issued under this authorisation will be offered at a discount of 20% to the average of the prices quoted

for BNP Paribas shares over the 20 trading days preceding the date of the decision made by the Board of Directors to open the subscription period. At the time of the issue(s) carried out under this authorisation, the Board of Directors may reduce this discount on a case-by-case basis where required due to tax, labour or accounting rules and regulations applicable in certain countries where participating BNP Paribas Group companies or entities carry out their operations. The Board of Directors may also resolve to grant bonus shares to the subscribers of new shares, instead of the discount and/or as part of the Bank's contribution.

Within the scope of this authorisation, the Annual Meeting resolves to eliminate the shareholders' pre-emptive right to subscribe for the shares to be issued in favour of the members of the Corporate Savings Plan.

This authorisation will be valid for a period of 26 months as from the date of this Meeting.

The Annual Meeting gives full powers to the Board of Directors to implement this authorisation, within the limits and under the conditions set out above, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions provided for in article L. 225-129-4 of the Commercial Code, in order to:
- determine the companies and groups whose employees may subscribe;
- set the conditions of seniority applicable to subscribers of new shares and, under the conditions set by law, the time granted to subscribers to pay in these shares;
- determine whether shares may be subscribed directly or through an investment trust or other structures authorised under the applicable laws and regulations;
- set the subscription price of the new shares;
- fix the amount of each issue, the duration of the subscription period, the date from which the new shares will carry dividend and voting rights, and generally all other terms and conditions of issue;
- place on record each capital increase based on the aggregate par value of the subscribed shares;
- carry out all related formalities and amend the Articles of Association to reflect the new capital;
- at the Board's sole discretion, after each share issue, charge the share issuance costs against the related premium and deduct from the premium the sum required to raise the legal reserve to one-tenth of the new capital;
- generally, take any and all measures to effect the capital increases, in full compliance with the applicable laws and regulations.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

Twenty-third resolution *(Authorisation to be given to the Board to reduce the Bank's capital by the cancellation of shares)*

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, authorises the Board of Directors pursuant to article L. 225- 209 of the Commercial Code to cancel, on one or several occasions, all or part of the BNP Paribas shares that the Bank currently holds or that it may acquire in accordance with the conditions laid down by the Ordinary General Meeting, provided that the number of shares cancelled does not exceed 10% of the total number of shares per period of twenty-four months, and to reduce the capital accordingly by debiting any difference between the price paid for the cancelled shares and their par value against additional paid-in capital or revenue reserves, including the legal reserve up to a limit of 10% of the amount of capital cancelled.

The Annual Meeting gives full powers to the Board of Directors to implement this authorisation, carry out all acts, formalities and declarations, including the amendment of the Articles of Association, and generally, do all that is necessary, with the possibility to sub-delegate such powers under the conditions set by law.

This authorisation cancels and replaces the authorisation granted under the sixteenth resolution of the Annual Meeting of 18 May 2005 and is granted for a period of 18 months as from the date of this Meeting.

Twenty-fourth resolution *(Approval of the merger of Société Centrale d'Investissements into BNP Paribas)*

The Extraordinary General Meeting, having reviewed:
- the report of the Board of Directors,
- the merger agreement signed on 27 March 2006,
- the report on the terms and conditions of the merger and the report on the value of contributions in kind prepared by Olivier Péronnet and René Ricol, merger commissioners appointed by order of the Presiding Judge of the Paris Commercial Court on 1 March 2006,

- approves all the terms of the merger agreement pursuant to which *Société Centrale d'Investissements* contributes to BNP Paribas its entire assets and liabilities with retroactive effect as of 1 January 2006 within the scope of the merger, subject to fulfilment of the conditions precedent provided for therein, in particular:
  - assets totalling EUR 5,453,471,955 and liabilities totalling EUR 157,865,721, i.e., a contribution by *Société Centrale d'Investissements* of net assets totalling EUR 5,295,606,234;
  - the consideration for the contributions made within the scope of the merger at the rate of three (3) BNP Paribas shares for one (1) *Société Centrale d'Investissements* share;
- resolves to increase the capital by EUR 1,890, subject to fulfilment of the conditions precedent provided for in the merger agreement, via the creation of 945 new shares with a par value of EUR 2 each, fully paid in, with dividend entitlement as of 1 January 2006. Said shares will be allocated to *Société Centrale d'Investissements* shareholders other than BNP Paribas, on the basis of three (3) BNP Paribas shares for one (1) *Société Centrale d'Investissements* share;
- records that the difference between the amount of net assets contributed by *Société Centrale d'Investissements* that will be allocated to shareholders other than BNP Paribas, and the amount of the above-mentioned capital increase, i.e., EUR 48,139 will constitute a merger premium, and that the operation has also created a merger surplus of EUR 807,534,174;
- resolves to deduct the sum of EUR 190 from the merger premium to be allocated to the legal reserve and resolves to allocate the balance of the merger premium, i.e., the sum of EUR 47,949, to the "merger premiums" account under the liabilities of BNP Paribas to which all current and former shareholders will have equal rights;
- resolves to appropriate the merger premium as follows: EUR 167,482,877 to income, pursuant to CRC Regulation no. 04-01, and EUR 640,051,297 to the "merger premiums" account, from which will be deducted all amounts needed to satisfy the requirements of French tax regulations, in particular the allocation to the long-term capital gains reserve of an amount equivalent to the absorbed company's existing reserve (EUR 501,785,221);
- authorises the Board of Directors to deduct from the "merger premiums" account all costs, duties, taxes and fees incurred in connection with this merger;
- resolves, as a result of the foregoing, that *Société Centrale d'Investissements* will be dissolved without liquidation by operation of law, subject to fulfilment of the conditions precedent provided for in the merger agreement, as BNP Paribas will be subrogated to all of its rights and obligations;
- grants full powers to the Board of Directors to record fulfilment of the conditions precedent set out in the merger agreement, record the final completion of the capital increase and make the correlative amendment to the Articles of Association, with the possibility to sub-delegate such powers to its Chairman and Chief Executive Officer.

Twenty-fifth resolution *(Amendment of the Articles of Association with regard to the election of directors by employees)*

The Extraordinary General Meeting, having heard the report of the Board of Directors, resolves to simplify the electoral procedures and, as a result, to amend chapter III, article 7, paragraph 2 of the Articles of Association as follows:

new wording of paragraph 2 of article 7: "Of members of the Board representing BNP Paribas SA employees."

"The status of employee representatives on the Board and the related election procedures shall be governed by articles L. 225-27 to L. 225-34 of the Commercial Code, as well as the provisions of these Articles of Association.
"There shall be two employee representatives on the Board of Directors, including one representing managerial staff and one representing the Bank's non-managerial personnel.
"These directors shall be elected by BNP Paribas SA's employees.
"They shall be appointed for a three-year term.
"Elections shall be organised by Management. The timetable and terms and conditions applicable to elections shall be drawn up by Management in agreement with the applicable unions such that the second round of elections can be held no later than fifteen days before the end of the term of office of the outgoing directors.

"Each candidate shall be elected on a majority basis after two rounds held in each of the electoral colleges.

"Each application shall include both the candidate's name and the name of a replacement, if any.

"Applications may not be amended during the second round of elections.

"The candidates must belong to the electoral college where they are standing for vote.

"Applications that are not presented by a trade union representative from the Bank shall be submitted together with a document featuring the names and signatures of one hundred electors belonging to the electoral college where they are standing for vote."

Twenty-sixth resolution *(Powers to carry out formalities)*

The Annual Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal or administrative formalities and to make all filings and publish all notices required by the applicable laws.

Glossary

Accretion	Reverse of dilution. Accretion is where a corporate action (share buyback or issue of shares in a smaller proportion than the increase in income following a merger or public tender offer, for example) leads to an increase in earnings per share.
ADR (American Depositary Receipt)	Negotiable certificates representing one or several shares. Their face value is stated in dollars and interest is also payable in dollars. ADRs allow American investors to buy shares in foreign-based companies that are not quoted on an American Stock Exchange.
AMS	Asset Management and Services.
Arbitrage	Activity that consists of attempting to profit by price differences on the same or similar financial assets. For example, in the case of a takeover bid, where the predator offers a price that exceeds the price at which the target's shares are trading.
Attribution right	Right to receive bonus shares issued in connection with a capital increase paid up by capitalising retained earnings. Attribution rights are quoted.
Avoir fiscal	Dividend tax credit available to individual shareholders resident in France on the dividends distributed by French companies. The purpose of the tax credit is to avoid double taxation of distributed earnings, in the hands of the company and the shareholder. The *avoir fiscal* granted to individual shareholders resident in France is equal to one-half of the net dividend. It is deductible from personal income tax. If the *avoir fiscal* cannot be set off against taxable income, it is refunded by the French Treasury.
B2B or BtoB	Business to Business: sales of products or services by one company to another.
B2C or BtoC	Business to Consumer: sales of products or services by a company to a consumer.
B2E portal	Intranet site for Group employees. The home page includes a browser, links to services and a wealth of information concerning the various functions within the Group, practical information for employees and career information.
Back office	Department responsible for all administrative processing.
Bond/debenture	Debt security whereby the issuer undertakes to pay the lender a fixed capital sum at a specific future date, plus twice-yearly or annual interest payments. Interest payments – generally at fixed rates – may vary over the life of the bond. Debentures are unsecured bonds.

Capital	Amount of cash or assets contributed by shareholders, plus any profits, retained earnings or premiums transferred to the capital account. The capital may be increased or reduced during the life of the company.
Capital increase	A method of increasing a company's shareholders' equity. The capital may be increased by issuing new shares for cash or in exchange for assets, such as shares in another company. Alternatively, it may be increased by capitalising additional paid-in capital, retained earnings or profits and either raising the par value of existing shares or issuing new shares without consideration. Existing shareholders may have a pre-emptive right to subscribe for the new shares or this right may be cancelled. A capital increase may be carried out to give new investors an opportunity to become shareholders. All capital increases must be authorised in advance by the shareholders, in Extraordinary General Meeting.
Cash flow	Cash generated by operations that can be used to finance investment without raising equity or debt capital.
CECEI	*Comité des Établissements de Crédit et des Entreprises d'Investissement*: Committee headed by the Governor of the Banque de France responsible for monitoring the proper operation of the French financial and banking system.
CIB	Corporate and Investment Banking, one of the BNP Paribas Group's core businesses.
Comité Consultatif des Actionnaires	Shareholder Consultation Committee. A group of individual shareholders selected to advise the company on its communications targeted at individual shareholders. The BNP Paribas *Comité Consultatif des Actionnaires* was set up in the first half of 2000, at the time of the merger.
Consolidated net income	Net income of the Group after deducting the portion of the profits of subsidiaries attributable to minority shareholders.
Convertible bond	Bond convertible into the issuer's shares on terms set at the time of issue.
Corporate governance	Series of principles and recommendations to be followed by the management of listed companies.
Coupon	The coupon represents the right of the holder of a security to collect an amount corresponding to the revenue distributed on the security for a given year.
Custody fee	Fee received by a bank or broker to hold and service securities recorded in a securities account. Custody fees are payable annually in advance. They are not refunded if the securities are sold during the year, but no fees are payable on securities deposited during the year until the beginning of the next year.

CVR (Contingent Value Rights Certificate)	Financial instrument generally issued in connection with the acquisition of a listed company, guaranteeing the value of the underlying security at a pre-determined date. The CVR entitles the shareholder of the target to receive an amount equal to the positive difference between the offer price and a "reference" price.
Derivatives	Contracts whose value is based on the performance of an underlying financial asset, index or other investment, used to hedge or profit from future changes in the value of the underlying.
Dilution	Impact on the rights attached to a share of the issue of securities (in connection with a capital increase, a merger, a stock-for-stock tender offer or the exercise of rights), assuming that there is no change in the total income of the issuer.
Dividend	Portion of net profit that the Annual General Meeting decides to distribute to shareholders. The amount of the dividend is recommended by the Board of Directors. It represents the revenue on the share and the amount can vary from one year to the next depending on the company's results and policy.
EONIA	Euro OverNight Index Average.
EUREX	A derivatives market.
EURIBOR (European InterBank Offered Rate)	The most commonly used money-market rate in the euro zone.
Euroclear	Formerly Sicovam. Clearing house for securities transactions.
Euronext SA	Company that operates the Paris, Brussels and Amsterdam Stock Exchanges. Euronext SA establishes market rules, decides to accept or reject listing applications and manages all trading technologies.
FCP (*Fonds Commun de Placement*)	Fund invested in stocks, bonds and/or money-market securities. An FCP is similar to a SICAV, but is not a separate legal entity. FCPs are generally smaller than SICAVs and are easier to manage. They are subject to less restrictive regulations and can be more specialised.
Free cash flow	Cash available after financing operations and investments, available to pay down debt.

Free float	The amount of capital which is not under the control of stable shareholders. In other words, capital that can be freely bought and sold and is therefore available to investors, excluding for example shares held by the State, or shares that are subject to shareholders' pacts and so on. On 1 December 2003, the stocks that make up the CAC 40 index became weighted according to their free floats, as opposed to their market capitalisations. This change was born out of a desire to be consistent with the major world market indexes which already function in this manner, and to ensure greater comparability between industries and shares. BNP Paribas has a free float of 95% – one of the highest on the Paris stock market.
Gain/loss on securities	Positive/negative difference between the sale price of a security and the purchase price.
Goodwill	Difference between the cost of shares and the Group's equity in the fair value of the underlying net assets.
Hedge funds	Funds that take both long and short positions, use leverage and derivatives and invest in many markets.
IAS	International Accounting Standards.
IFRS	International Financing Reporting Standards.
IFU (*Imprimé Fiscal Unique*)	French tax return issued by a bank or broker, listing all the securities transactions carried out on behalf of the taxpayer and all the coupon payments made to the tax payer.
Institutional investor	Financial institution which, by definition or by virtue of its articles of association, is required to hold a certain proportion of its assets in stocks and shares. Examples include insurance companies and pension funds.
Investment club	A variable- or split-capital company, which enables its members to jointly manage a portfolio of marketable securities formed from an initial investment and/or regular capital contributions. Clubs benefit from a favourable regime in respect of capital gains tax. The FNACI (National Federation of Investment Clubs), which is located at 39, rue Cambon, 75001 Paris, provides on request all the information required for the launching and smooth running of these clubs.
IRB	International Retail Banking, one of the BNP Paribas Group's core businesses.
IRFS	International Retail Banking and Financial Services.

ISIN code	The new identification number for securities listed on the stock market. The ISIN code replaces the well-known Sicovam code which had since become the Euroclear code. On 30 June 2004, Euronext Paris put an end to its existing system for identifying securities and replaced it with a system that uses ISIN codes. Having already been adopted by a number of European stock markets including Amsterdam, Brussels, Lisbon and Frankfurt, the new system gives a unique identity to each share and therefore facilitates cross-border transactions between investors, primarily by improving harmonisation within Euronext. The ISIN code comprises 12 characters: 2 letters to indicate the issuing country (e.g., FR for France and US for the United States) and 10 figures. BNP Paribas's ISIN code is FR0000131104.
LBO	Leveraged Buy Out. Company acquisition financed primarily by debt. In practice, a holding company is set up to take on the debt used to finance the acquisition of the target. The interest payments due by the holding company are covered by ordinary or exceptional dividends received from the acquired target.
LIFFE	London International Financial Futures and Options Exchange.
Liquidity	Ratio between the volume of shares traded and the total number of shares in issue.
LME	London Metal Exchange.
M & A	Mergers & Acquisitions.
Market capitalisation	Value attributed to a company by the stock market. Market capitalisation corresponds to the share price multiplied by the number of shares outstanding.
Market-maker/ Market-making contract	Market-makers commit to maintaining firm bid and offer prices in a given security by standing ready to buy round lots at publicly-quoted prices. Market-making contracts generally concern mid-cap stocks and are intended to enhance the stocks' liquidity. In France, market-making contracts (*contrats d'animation*) are entered into between Euronext, the issuer and a securities dealer.
MONEP (*Marché d'Options Négociables de Paris*)	Paris traded options market, including CAC 40 index options and equity options.
OAT (*Obligation Assimilable du Trésor*)	French government bonds.
OCEANE (*Obligation Convertible En Actions Nouvelles ou Existantes*)	Bond convertible for new shares or exchangeable for existing shares of the issuer.
OPA (*Offre Publique d'Achat*)	French acronym for a public tender offer for cash.

OPE (*Offre Publique d'Échange*)	French acronym for a public stock-for-stock tender offer.
OPF (*Offre à Prix Fixe*)	French acronym for a public offering of securities at a set price.
OPR (*Offre Publique de Retrait*)	French acronym for a compulsory buyout offer (final stage in a squeeze-out).
OPRA (*Offre Publique de Rachat d'Actions*)	French acronym for an offer to buy out the minority shareholders of a company that is already largely controlled (first stage in a squeeze-out).
Option	Contract giving the buyer the right (but not the obligation), to purchase or sell a security at a future date, at a price fixed when the option is written (exercise price), in exchange for a premium paid when the option is purchased. Options to purchase a security are known as calls and options to sell a security are known as puts.
OPV (*Offre Publique de Vente*)	French acronym for a public offering of securities at a set price.
ORA (*Obligation Remboursable en Actions*)	French acronym for equity notes, representing bonds redeemable for shares.
P/E	Price/Earnings ratio. Ratio between the share price and earnings per share. The P/E serves to determine the multiple of earnings per share represented by the share price.
Par value	The par value of a share is the portion of capital represented by the share.
PEA (*Plan d'Épargne en Actions*)	French name for personal equity plans. Savings products designed to promote private share ownership, invested in shares of companies that have their headquarters in a European Union country or in units in qualifying unit trusts, revenues and capital gains are exempt from personal income tax and capital gains tax provided that the savings are left in the plan for at least five years. Investments in PEAs are capped at EUR 120,000 per individual.
PEE (*Plan d'Épargne Entreprise*)	French name for employee share ownership plans. Payments into the plan and reinvested interest are exempt from personal income tax provided that they are left in the plan for at least five years (with early withdrawal allowed in certain specific cases). Surrender gains are also exempt from personal income tax.
Pre-emptive subscription rights	When a company issues shares for cash, each shareholder has a pre-emptive right to subscribe for a number of new shares pro rata to the number of shares already held. The right can be traded on the stock market. Companies can ask the General Meeting to cancel shareholders' pre-emptive subscription rights to facilitate certain operations or allow the company to open up its capital to new investors.
Preference shares	Preference shares are shares that pay dividends at a specified rate and have a preference over ordinary shares in the payment of dividends and the liquidation of assets. They do not carry voting rights.

Price guarantee	When a company acquires control of a listed target, it is required to offer the target's minority shareholders the opportunity to sell their shares at the same price as that received by the sellers of the controlling interest. The offer must remain open for at least fifteen trading days.
Primary market	Market where newly-issued securities are bought and sold.
Prime brokerage	Activity consisting of providing a wide range of services to hedge funds, including financing, securities settlement/delivery, custody, securities lending/borrowing, etc.
Public tender offer	Offer to buy shares of a company, usually at a premium above the shares' market price, for cash or securities or a combination of both. Where only a small proportion of the company's shares are traded on the market and the offer is followed by a compulsory buyout, the process is known as a "squeeze-out".
Quorum	General Meetings can take place only if there is a quorum. For Ordinary General Meetings, on first call there is a quorum if the shareholders present and represented hold at least 1/4 of the voting rights. There is no quorum requirement on second call. For Extraordinary General Meetings, the quorum corresponds to 1/3 of the voting rights on first call and 1/4 on second call. For Combined Meetings, the quorum requirements depend on whether the resolutions are "ordinary" or "extraordinary".
Quotation	*The quotation determines the price of a security on the market at a given point in time.* Prices are generally quoted on a continuous basis throughout the day (from 9:00 a.m. to 5:30 p.m.), providing a real-time indication of the prices at which the security concerned is changing hands. Continuous quotation allows market players to closely track market trends. Quotations for securities with a low trading volume are made once a day.
Rating/rating agencies	A rating represents an assessment of the default risk on debt securities. The rating awarded to an issuer has a direct impact on the issuer's borrowing costs. Changes in ratings also have a significant impact on the issuer's share price. The main rating agencies are Standard & Poor's, Moody's and Fitch.
RBF	Retail Banking in France.
Report	On the Euronext Paris market, transaction allowing an investor to carry forward a buy or sell position from one deferred settlement date to the next.
ROE	Return on Equity. Ratio between consolidated net income and consolidated shareholders' equity.
Secondary market	Market where securities are bought and sold subsequent to their issue.
Settlement	Monthly date when transactions with deferred settlement (*Service de Règlement Différé*) are unwound (or extended). This date corresponds to the fifth trading day before the last trading day in the month.

Share	A share is a transferable security representing a portion of the capital of a limited company or a partnership limited by shares. Ownership of shares is evidenced by an entry in the issuer's share register (registered shares) or in a securities account kept in the holder's name by a bank, stockbroker or other accredited intermediary (bearer shares). Shares quoted on the stock exchange are also referred to as "equities".
SICAV (*Société d'Investissement à Capital Variable*)	Variable capital investment company that manages a portfolio of securities on behalf of its shareholders. Shares may be purchased or redeemed at any time. The shares are not listed but their value (corresponding to the company's net asset value per share) varies each day based on changes in the value of the securities held in the portfolio.
SICOVAM (*Société Interprofessionnelle pour la Compensation des Valeurs Mobilières*)	Now renamed Euroclear France. Organisation responsible for clearing securities trades, centralising all stock market transactions and facilitating the transfer of securities between member institutions.
SPVT (*Spécialiste en Pension des Valeurs du Trésor*)	Primary dealer in French government bond repos.
SRD (*Service de Règlement Différé*)	French market where the main French and foreign equities are traded. Equities or bonds purchased with deferred settlement are purchased on credit. The buyer is required to settle the purchase price and the seller is required to deliver the securities on the next settlement date, unless one or other of the parties asks for the transaction to be carried over the to next settlement date (*report*).
Subscription right	Right to participate in a share issue for cash.
TBB (*Taux de Base Bancaire*)	Interest base rate.
TMO (*Taux Mensuel de Rendement des Emprunts Obligataires*)	Interest rate corresponding to the monthly bond yield.
TPI (*Titre au Porteur Identifiable*)	Procedure allowing issuers to obtain information about the identity of holders of bearer shares from Euroclear.
Trade Centre	Specialised sales force set up by BNP Paribas to partner its corporate customers' international development. The Trade Centres offer importers and exporters a wide range of customised services based on the "one-stop-shopping" principle.
Treasury shares	Shares held by the issuer. Treasury shares are stripped of voting and dividend rights and are not taken into account in the calculation of earnings per share.
TSDI (*Titre Subordonné à Durée Indéterminée*)	French acronym for perpetual subordinated notes.

TSR	Total Shareholder Return: corresponding to return on the capital invested by shareholders, including dividends and unrealised gains on the shares.
UCITS	Undertaking for Collective Investment in Transferable Securities. Term covering unit trusts and variable capital investment companies.
Voting right	Right of a shareholder to vote in person or by proxy at General Meetings.
Warrant	Certificate issued on a stand-alone basis or strippable from another security (share, bond) giving the holder the right to acquire securities (share, bond). Warrants issued by financial institutions acting as market-maker give the holder the right to purchase (call warrant) or sell (put warrant) various underlyings (interest rate, index, currency, equities) at a fixed exercise price during a fixed exercise period. Although these warrants constitute options, they cannot be sold short.
Work flow	Process automation technology allowing the sequential transmission of digital documents and files to the various people responsible for processing the data.
Yield	Indicator of the return on an investment, expressed in percent. For shares, the yield corresponds to the ratio between the last dividend paid and the last share price.

Notes

Notes

A transcription error has been found in the balance sheet for BNP Paribas SA in respect of 2005 fiscal year (pages 318-319).

The following items are concerned:

ASSETS (in millions of euros):

Due from customers: please read 261,834 (instead of 261,768)
Leasing receivables: please read 74 (instead of 75)

Total customer items: please read 261,908 (instead of 261,843)

Bonds and other fixed-income instruments: please read 69,275 (instead of 68,289)
Treasury shares: please read 171 (instead of 232)
Accrued income and other assets: please read 172,291 (instead of 172,277)

Total assets: please read 934,442 (instead of 933,438)

LIABILITIES AND SHAREHOLDERS' EQUITY (in millions of euros):

Bonds: please read 7,445 (instead of 6,520)

Total debt securities: please read 108,310 (instead of 107,385)

Accrued expenses and other liabilities: please read 284,065 (instead of 284,042)
Provisions for contingencies and charges: please read 3,915 (instead of 3,850)
Retained earnings: please read 17,170 (instead of 17,179)

Total shareholders' equity: please read 22,965 (instead of 22,974)

Total liabilities and shareholders' equity: please read 934,442 (instead of 933,438)



Publication and Design:
BNP Paribas Corporate Communications Department

Creation and Production:
TERRE DE SIENNE *Paris*

Photo credits:
Rapho
Jacques Grison - Grégoire Korganow - Gilles Leimdorfer - Jean-Erick Pasquier

Photo credits: Getty images


BNP PARIBAS
PARIBAS
Retrait



www.bnpparibas.com

HEAD OFFICE
16, boulevard des Italiens – 75009 Paris (France)
Tel.: +33 1 40 14 45 46

Paris trade and companies register – RCS Paris 662 042 449
Société Anonyme (Public Limited Company)
with capital of EUR 1,849,294,770

SHAREHOLDERS' RELATIONS
Tel.: +33 1 42 98 21 61 / +33 1 40 14 63 58

BNP PARIBAS


BNP

Ref AR 06.02